Form 20-F
period 1998-12-31
VERSATEL TELECOM INTERNATIONAL N V
filed 1999-03-30
CIK 1066930

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                -----------------

                                    FORM 20-F

(Mark One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended:  December 31, 1998
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _____ to _____

                        Commission file number 333-59979

                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)
                                 The Netherlands
                 (Jurisdiction of incorporation or organization)
                                 Paalbergweg 36
                           1105 BV Amsterdam Zuid-Oost
                                 The Netherlands
                                (31 20) 430 4300
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                       $225,000,000 Senior Notes due 2008
                       $150,000,000 Senior Notes due 2008

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         Class A Shares par value of NLG 0.10 per share: 19,427,405 Class B Shares par value of NLG 0.10 per share: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
                                    Yes |X|          No |_|

Indicate by check mark which financial statement item the Registrant has elected to follow:
                                    Item 17 |_|      Item 18 |X|

                                TABLE OF CONTENTS

     Introduction and Exchange Rate Information................................4
     Cautionary statement for purposes of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act
          of 1995..............................................................5

PART I

     ITEM 1:   DESCRIPTION OF BUSINESS.........................................6
                    Overview...................................................6
                    History....................................................6
                    The Benelux Market Opportunity.............................7
                    The VersaTel Network.......................................9
                    Business Strategy.........................................12
                    Products and Services.....................................13
                    Sales and Marketing.......................................14
                    Customer Service..........................................16
                    Billing and Information Systems...........................16
                    Competition...............................................16
                    Regulation................................................17
                    Intellectual Property.....................................21
                    Employees.................................................21
                    Certain Risk Factors Which May Affect Our Business........22
     ITEM 2:   DESCRIPTION OF PROPERTY........................................32
     ITEM 3:   LEGAL PROCEEDINGS..............................................32
     ITEM 4:   CONTROL OF REGISTRANT..........................................33
     ITEM 5:   NATURE OF TRADING MARKET.......................................34
     ITEM 6:   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
                HOLDERS.......................................................34
     ITEM 7:   TAXATION.......................................................35
     ITEM 8:   SELECTED FINANCIAL DATA........................................44
     ITEM 9:   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................46
     ITEM 9A:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                MARKET RISK...................................................56
     ITEM 10:  DIRECTORS AND OFFICERS OF REGISTRANT...........................57
     ITEM 11:  COMPENSATION OF DIRECTORS AND OFFICERS.........................61
     ITEM 12:  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
                SUBSIDIARIES..................................................61
     ITEM 13:  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.................62

PART II

     ITEM 14:  DESCRIPTION OF SECURITIES TO BE REGISTERED.....................64

PART III

     ITEM 15:  DEFAULTS UPON SENIOR SECURITIES................................64
     ITEM 16:  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
               SECURITIES.....................................................64

PART IV

     ITEM 17:  FINANCIAL STATEMENTS...........................................64
     ITEM 18:  FINANCIAL STATEMENTS...........................................64
     ITEM 19:  FINANCIAL STATEMENTS AND EXHIBITS..............................64

                   Introduction and Exchange Rate Information

         VersaTel Telecom International N.V. is a company with limited liability (naamloze vennootschap) organized under the laws of The Netherlands. Its principal executive offices are located at Paalbergweg 36, 1105 BV Amsterdam-Zuidoost, The Netherlands and its telephone number is (31 20) 430 4300. Unless the context otherwise requires in this Annual Report on Form 20-F (the "Annual Report"), the terms the "Company," "VersaTel," "our company" and "we" refer to VersaTel Telecom International N.V. and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company.

         VersaTel's financial statements that form part of this Annual Report are presented in Dutch guilders and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

         References to "U.S. dollars" or "$" are to United States dollars, references to "Dutch guilders" or "NLG" are to the currency of The Netherlands and references to "Belgian francs" or "BEF" are to the currency of Belgium. Solely for the convenience of the reader, we translate certain Dutch guilder amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Dutch guilder amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of Dutch guilders into U.S. dollars have been made at NLG 1.88 per $1.00, the noon buying rate in the City of New York for cable transfers in Dutch guilders as certified for customs purposes by the Federal Reserve Bank of New York ("Noon Buying Rate") on December 31, 1998. See "Exchange Rate Information" for historical information regarding the Noon Buying Rate. On March 26, 1999, the Noon Buying Rate was NLG 2.05 per $1.00.

         The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for Dutch guilders expressed in U.S. dollars per Dutch guilder.


                                                                                       Period
                   Period                           High                Low           Average(1)   Period End
-------------------------------------------- ------------------ ------------------ ------------- --------------
1994........................................         1.98               1.67            1.82         1.74
1995........................................         1.75               1.52            1.60         1.60
1996........................................         1.76               1.61            1.69         1.73
1997........................................         2.12               1.73            1.95         2.03
1998........................................         2.09               1.81            1.98         1.88
1999 (through March 26, 1999)...............         2.05               1.87            1.96         2.05

----------

(1)  The average of the Noon Buying Rates on the last day of each full month during the period.

          Fluctuations in the exchange rate between the Dutch guilder and the U.S. dollar in the past are not necessarily indicative of fluctuations that may occur in the future.

         Cautionary statement for purposes of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995

         This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

                  o Our anticipated expansion plans for the VersaTel network and growth strategies,
                  o Our expectation of the impact of this expansion on our revenue potential, cost basis and margins,
                  o      Our expectation of the competitiveness of our services,
                  o      Our intention to introduce new products and services,
                  o Anticipated trends and conditions in our industry, including regulatory reform and the liberalization of telecommunications services across Europe, and
                  o Our ability to compete, both nationally and internationally.

         In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Annual Report might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

                         ITEM 1: DESCRIPTION OF BUSINESS


Overview

         VersaTel is a rapidly growing alternative communications service provider based in Amsterdam, The Netherlands. Our objective is to become the leading alternative provider of facilities-based telecommunications and Internet services to business customers in the Benelux region, which consists of The Netherlands, Belgium and Luxembourg. We currently provide high-quality, competitively priced, telecommunications and Internet services in The Netherlands and Belgium, primarily to small- and medium-sized businesses, and wholesale telecommunications services to other carriers. With over 6,600 business customers, we are a leading alternative to KPN Telecom N.V. ("KPN Telecom"), the former monopoly telecommunications carrier of The Netherlands, in the small- and medium-sized business market. In addition, we offer services to targeted residential customers. VersaTel's revenues for the year ended December 31, 1997 were approximately NLG 18.9 million and for the fiscal year ended December 31, 1998 were approximately NLG 39.6 million.

         Currently, our primary service offerings consist of international and national long distance services. We have also introduced services aimed at the residential market. In addition to our retail voice and data services, we offer wholesale switched voice services to other telecommunications service providers. These services include international gateway and national termination services in The Netherlands. With the acquisition of CS Net B.V. in November 1998, we are able to offer our business customers certain Internet and intranet services, including electronic transaction services to diverse user groups in vertical markets. We plan to offer additional services, including local access and high speed Internet and data services to business customers over the next 6 months.

         We are building a network infrastructure which is designed to connect all major business and population centers in the Benelux region and provide local access in high-density business areas as well as international connectivity to Germany, France and the United Kingdom. As part of this plan we are constructing an overlay network that will connect the major commercial centers in the Benelux region. As of March 1, 1999, we have constructed almost 600 kilometers of fiber-optic-ready network out of a planned 2,200 kilometers. We intend to commence service on this completed portion in June 1999.

History

         VersaTel was incorporated under the laws of The Netherlands on October 10, 1995, as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) ("B.V."). VersaTel began offering international long distance services to small- and mid-sized business customers in The Netherlands in the fourth quarter of 1995 and to telecommunication services providers in 1996. In the fourth quarter of 1997, VersaTel started offering international long distance services to residential customers in The Netherlands. In the second quarter of 1998, we began offering national long distance services to existing business and residential customers. In the third quarter of 1998, we began offering international and national long distance services to business customers in Belgium and in the fourth quarter of 1998, we began offering Internet and intranet services to business customers in The Netherlands.

         The following table sets forth the growth in VersaTel's customer base since its inception.


                                               As of December 31,
                                  ----------------------------------------------
                                    1995        1996         1997        1998
                                  ----------  ----------  -----------  ---------
The Netherlands
    - Business customers              34         669        2,014       6,272
    - Residential customers            -           -          230       1,698
    - Wholesale customers              1           1            1           4
Belgium
   - Business customers                -           -            -         368
                                  ----------  ----------  -----------  ---------
Total                                 35         670        2,245       8,342


         In May 1998, we completed an offering of units consisting of $225,000,000 13 1/4% Senior Notes due 2008 and warrants to purchase 1,500,000 shares of the Company (the "First Offering"). In December 1998, we completed an offering of units consisting of $150,000,000 13 1/4% Senior Notes due 2008 and warrants to purchase 1,000,050 shares of the Company (the "Second Offering"). Prior to the First Offering, we completed a four part recapitalization (the "Recapitalization") resulting in a share capital increase from NLG 7.0 million to NLG 50.1 million. The proceeds from the Recapitalization, the First Offering and the Second Offering have enabled us to begin constructing our own telecommunication network infrastructure.

         VersaTel converted its legal structure from a B.V. to a public company with limited liability (naamloze vennootschap) ("N.V.") on October 15, 1998. On December 31, 1998, VersaTel transferred substantially all of its assets and liabilities (except the notes issued in the First Offering and the Second Offering) to its subsidiaries. As a result of the transfer, VersaTel is now a holding company with no material assets, other than the stock of its subsidiaries: VersaTel Telecom Europe B.V., VersaTel Telecom Netherlands B.V., VersaTel Telecom Belgium N.V., Bizztel Telematica B.V., CS Net B.V and CS Engineering B.V.

The Benelux Market Opportunity

         VersaTel was founded to capitalize on the opportunities created by the liberalization of the telecommunications market in the Benelux region. Consisting of approximately 26.2 million people, the Benelux market is characterized by one of the world's highest population densities (approximately 351 persons per square kilometer) and relatively high income levels (a per capita GDP (Gross Domestic Product) of approximately $24,033 in 1997). Located in the heart of Europe in a relatively small geographic area, the Benelux region is a major transportation and trade gateway, generating a relatively high level of telecommunications traffic. According to EITO (the European Information Technology Observatory), the total Benelux telecommunications services market amounted to approximately $14.0 billion in 1997, and, if ranked as a single country, would have been the fifth largest market in telecommunications services expenditures in western Europe behind Germany, France, the United Kingdom and Italy. We expect that the importance of telecommunications will continue to increase as the Benelux market continues to liberalize, and that total telecommunications revenues as a percentage of GDP in the Benelux region (2.6% in 1997) will increase. At present, the Benelux market is dominated by the former monopoly telecommunications carriers, KPN Telecom, Belgacom, and P&T Luxembourg, in, respectively, The Netherlands, Belgium and Luxembourg. We believe that the Benelux telecommunications market represents a substantial opportunity on which we can capitalize by capturing a portion of the incremental growth of the market and by winning market share from the PTTs, which are the dominant carriers in each Member State of the European Union (the "EU") who until recently, were typically government-owned or government-protected.

         VersaTel currently operates in The Netherlands and in Belgium and plans to extend its operations to Luxembourg in the future. The following is a brief description of each country comprising the Benelux market.

The Netherlands

         With a population of 15.6 million and a population density of approximately 376 persons per square kilometer, The Netherlands is the most densely populated country in Europe. This high population density will enable VersaTel to reach a larger number of potential customers with a less extensive network and, as a result, lower capital expenditures. Due to its location in the heart of western Europe and its connections with the rest of western Europe through major highways, railroads and waterways, distribution and the export and import of products and services account for a significant portion of the national economy. The Netherlands' per capita GDP was $23,609 in 1997. Total telecommunications expenditures accounted for approximately 2.8% of the GDP of The Netherlands in 1997.

         According to EITO, the Netherlands market accounted for approximately 5.1% of western Europe's telecommunications services expenditures in 1997, making it the sixth largest market in western Europe. EITO also estimates that the Netherlands market for telecommunication services has grown at a rate of 12.9%, 11.6% and 9.0% for the years 1995, 1996 and 1997, respectively, and also estimates that the total size of the Netherlands telecommunications services market in 1997 was $8.7 billion.

Belgium and Luxembourg

         With a population of 10.2 million and a population density of 334 persons per square kilometer, Belgium is a relatively densely populated country. It is host to a number of international organizations, including the European Commission ("EC"), parts of the European Parliament and NATO headquarters. Belgian per capita GDP was $24,137 in 1997.

         With a population of 423,000, Luxembourg is the smallest Member State of the EU. It is a financial center and host to a large number of EU institutions. The country had the highest GDP per capita in Europe in 1997 ($37,132 versus $21,527 for the EU as a whole).

         According to EITO, total telecommunications expenditures accounted for approximately 2.3% of combined Belgian and Luxembourg GDP in 1997, and the combined Belgian and Luxembourg market accounted for approximately 3.1% of western Europe's telecommunications services expenditures. The combined Belgian and Luxembourg market for telecommunications services has grown at a rate of 14.0%, 10.6% and 10.3% for the years 1995, 1996 and 1997, respectively. EITO also estimates that the total size of the combined Belgian and Luxembourg telecommunications services market in 1997 was $5.3 billion, which accounted for approximately 2.0% of the combined GDP of the countries.

The VersaTel Network

         Network Plan. We are building a network infrastructure which is designed to connect all major business and population centers in the Benelux region and provide local access in high-density business areas as well as international connectivity to Germany, France and the United Kingdom (the "VersaTel Network" or the "Network"). We believe that the demographics and high concentration of businesses in the Benelux market will enable VersaTel to access a substantial portion of the business market with relatively low capital expenditures. We are establishing one of the first integrated overlay networks in the Benelux region and plan for the Network to connect to most of the PTTs' points of interconnection, pass within five kilometers of more than 270,000 businesses and cover all major population centers. We believe that the Network will enable us to provide high quality service and to better control costs, ensure access to bandwidth, offer a broader portfolio of services and improve margins.

         The VersaTel Network will consist of three integrated elements:

         o Benelux Overlay Network. We are constructing an overlay network that will connect the major commercial centers in the Benelux region, including most interconnection points with the PTTs and other telecommunications service providers (the "Benelux Overlay Network"). VersaTel has been acquiring rights-of-way, ducts and dark fiber from public authorities, utilities and other telecommunications companies. The initial phase of the Benelux Overlay Network will be a fiber-optic ring connecting Amsterdam and Brussels via The Hague, Rotterdam and Antwerp (the "Netherlands Randstad Ring"). The Netherlands Randstad Ring is expected to be completed by mid-1999. The remainder of the Benelux Overlay Network is expected to connect an additional 20 major cities in the Benelux region. As of March 1, 1999, we have constructed nearly 600 kilometers of fiber-optic-ready network. Upon completion, we expect that the Benelux Overlay Network will consist of approximately 2,200 route kilometers of fiber-optic rings.

         o Local Access Network. We intend to establish local access infrastructure in areas with high business concentrations along the Benelux Overlay Network (the "Local Access Network"). The Local Access Network will connect business customers directly to the VersaTel Network. The Local Access Network will consist of both fiber-optic cable and radio links. We started implementing local access networks in early 1999. We intend to connect our first customers shortly after the first segment of the Benelux Overlay Network becomes operational. We plan to install up to 1,500 route kilometers of local access infrastructure.

         o International Network. We are establishing an international network which will connect the Benelux Overlay Network with the following cities: London, Dusseldorf, Frankfurt and Paris (the "International Network"). London was connected in March 1999 and we intend to connect the other cities by the end of 1999. We reached an agreement in October 1998 with TelNetWork Holding B.V. ("Global Crossing") whereby we will obtain dark fiber from Amsterdam to London and from the Belgian-French border to Paris and in return will provide Global Crossing with cable ready ducts from the Dutch coast near Amsterdam to the Belgian-French border. We are currently in discussion with two companies to obtain dark fiber from the Netherlands-German border to Dusseldorf and Frankfurt and to connect Paris, Frankfurt and Dusseldorf.

         Network Design and Implementation. The Network uses advanced technology to achieve high reliability, low operating costs and rapid capacity expansion. The key attributes of the network architecture include self-healing, shared protection rings, diverse routing and separate paths into redundant network nodes and interconnection points.

         Our network architecture is designed to allow for substantial expansion in capacity. We will provide for future capacity by installing additional underground ducts, fiber pairs, building space and building systems (such as power equipment) when building out the VersaTel Network, since the marginal construction costs associated with providing future capacity are low. For example, we plan to install eight ducts along most fiber-optic routes -- one for the initial cable installation, one as backup and maintenance space with the remainder for growth and/or trading purposes. Each duct can hold one or more fiber cables. The initial fiber-optic cable installed contains 96 fibers. In addition, we are in the process of implementing management systems that will have the capacity, flexibility and design architecture to support anticipated expansion.

         We are using advanced network equipment and management systems to maintain low operating costs. These technologies automate many of the functions for both network and service management. In addition, we will control the Network from a single network management center, supported by a backup center. Having a single center controlling the entire Network, including local access links, will minimize the staff required to manage network and service operations.

         The Network uses Synchronous Digital Hierarchy ("SDH") transmission equipment, the industry standard for creating bandwidth from the underlying transmission medium, whether microwave, fiber-optic cables or satellite. SDH equipment automates most of the functions of defining, routing and connecting service bandwidth and reroutes these channels in the event failures occur. We use ATM, IP protocol and traditional circuit switching to provide a full range of voice, data and Internet services over our own fiber network. We intend to continue to use Nortel DMS switching equipment for the voice-grade circuit-switching network. The Nortel DMS 100 switch is capable of supporting all "intelligent network" and value-added services common in the industry. We are using Cisco router switches to provide data communications and Internet service networks which will enable the use of IP protocol.

         We are installing one of the first STM-64 (10 Gbps) fiber networks in the Benelux region (20 Gbps, including backup capacity). This high capacity is expected to provide a very competitive low cost per bit transmitted. We have also installed Wavelength Division Multiplexing ("WDM") equipment which allows us to add additional STM-64 channels as needed. Existing WDM technology allows 16 channels (160 Gbps) and that capacity is expanding rapidly as technology improves. In addition, we intend to have the first deployment of Nortel's Reunion broadband radio system in the Benelux region. This will provide high-speed Internet access as well as low-cost customer access to all the services we plan to offer.

         We have tailored the proposed routing of the Benelux Overlay Network to support our strategy of targeting small- and medium-sized businesses. We believe this Network route passes more businesses within five kilometers than the networks of most other carriers. We expect that although this plan will increase route length and construction costs, it will lower the costs of local access substantially and will, ultimately, minimize the total cost of serving our target market.

         To provide local access, we have designed the Network with physical access points at intervals averaging every 1.5 kilometers. All aspects of network planning will integrate local customer access with the Benelux Overlay Network. We believe centralized control of both local access and overlay infrastructure as well as integrated network and service management systems will allow VersaTel to deliver faster service provisioning and fault repair, better service management and lower cost. As a result, we believe that our network implementation will provide VersaTel with an advantage over most of its competitors.

         The Local Access Network will consist of fiber-optic, point-to-point radio and point to multipoint radio connections to customers. VersaTel will decide the means of local access based primarily on the density of the customers anticipated in an area and the customers' distance from the Benelux Overlay Network. We believe VersaTel will be able to offer local access customers a broader range of services, higher service quality, faster service provisioning and lower costs than our competitors. Fiber-optic cables will be used to connect to office buildings and business parks near the Benelux Overlay Network. Radio technology may also be used to connect to more dispersed customers. VersaTel is working with Nortel, a world leader in point-to-multipoint radio technology, to become a pioneer in implementing this technology in Europe. We have received licenses which allow VersaTel to test this point-to-multipoint technology in The Netherlands and Belgium. We started a trial in December 1998 with connections between our own offices. The trial will be expanded to selected business customers in the second quarter of 1999.

         The International Network will include connections from the Benelux Overlay Network to the main interconnection points in Germany, France and the United Kingdom. London was connected in March 1999 and we plan to connect Dusseldorf, Frankfurt and Paris before the end of 1999. The international connections will employ redundant, self-healing rings.

         VersaTel has entered into a framework agreement with Nortel to supply most initial transmission equipment and network management systems. In addition, pursuant to the agreement with Nortel, we have negotiated contracts with Nortel to provide implementation and operations services as well as vendor financing. We also have a similar framework arrangement with Meijsen Ondergrondse Infrastructuren B.V. ("Meijsen"), a Benelux contractor primarily responsible for the engineering and construction of the Benelux Overlay Network. Meijsen is responsible for obtaining rights-of-way, civil engineering, physical construction and testing of the fiber networks. The Benelux Overlay Network has utilized rights-of-way of public authorities, pipeline companies, power and gas companies and others. We have rights-of-way on public lands in The Netherlands and Belgium. Separately, we may also negotiate rights-of-way from private landowners. See "-- Certain Factors Which May Affect Our Business -- Significant Challenges in Expanding the Network" and "-- Regulation."

         We expect to operate the entire Network and to own substantially all of the network equipment and most fiber-optic links. To accelerate implementation, we intend to acquire trench space, ducts, dark fiber and leased capacity from other infrastructure operators, particularly on international links. Potential partners are interested in obtaining dark fiber and duct capacity and, in some cases, will trade fiber and duct capacity on routes already constructed, as illustrated by the agreement reached with Global Crossing.

Business Strategy

         VersaTel's objective is to become the leading alternative provider of local access facilities-based voice, data and Internet services in the Benelux region. The principal elements of our strategy are:

         o Targeted Network Roll-out. We designed the Benelux Overlay Network's routing to cover the major business and population centers in the Benelux region and pass as many businesses as economically feasible. As individual segments of the Benelux Overlay Network are completed, we intend to connect business customers directly via the Local Access Network. For example, the first segment of the Benelux Overlay Network, when completed, will connect the Netherlands Randstad Ring, Antwerp and Brussels and will pass within five kilometers of approximately 100,000 businesses. We believe that this targeted network roll-out strategy will allow VersaTel to gain market share rapidly, increase revenues and improve margins.

         o Grow Customer Base. We intend to leverage the growth of our facilities-based Network, our product and service offerings and our sales and marketing capabilities to expand our customer base. We believe VersaTel has developed strong brand recognition in its target market of small- and medium-sized businesses and we intend to capitalize on this by increasing our direct sales force, introducing three business units, business services, local access and carrier services each aimed at targeted new customer segments.

         o Increase Product and Service Offerings. We intend to provide new products and services in order to attract additional customers, enhance customer loyalty, leverage our network assets and increase network utilization by our existing customer base. In addition to general business voice services, VersaTel has also introduced Integrated Services Digital Network ("ISDN"), Internet, Local Area Network ("LAN") to LAN connectivity, national long distance, and certain calling card programs. With the acquisition of CS Net, we are able to offer certain vertical Internet and extranet services to our business customers. We also expect to continually enhance our basic voice, data and Internet services based on local access over the next 6 months.

         o Focus on Superior Customer Service. VersaTel strives to maintain a competitive advantage over its competitors in its target markets by providing superior customer service. We believe that VersaTel's target markets have been particularly underserved by the PTTs and that providing a high level of customer service is a key element to establishing customer loyalty and attracting new customers. We provide detailed monthly billing statements and monthly call management reports which identify savings to customers and enable them to manage their telecommunications expenditures more effectively.

         o Expand Facilities-Based Wholesale Services. VersaTel offers international gateway services as well as domestic termination services for both international and national carriers. Also, as we deploy the Network, we intend to offer additional bandwidth-based carrier services, including international leased circuits, managed bandwidth and dark fiber to increase network utilization and offset the cost of constructing our Network. We expect the creation of network capacity in the form of dark fiber, conduits and rights-of-way will provide a trading currency to be used with other carriers as a means of accelerating the deployment of the VersaTel Network. We also intend to provide Internet service providers with virtual Point-of Presence dial-in services and high quality Internet up-links.

         o Pursue Selective Acquisitions and Strategic Relationships. We plan to continue to acquire other alternative telecommunications service providers and Internet service providers in order to accelerate the growth of our customer base, our Network and our service portfolio. In addition, we are actively pursuing additional strategic relationships with alternative carriers in Germany, France and the

               United Kingdom in order to establish interconnection agreements, to partner on infrastructure projects and to expand our geographic reach.

Products and Services

Current Products and Services Offerings

         VersaTel currently offers the following products and services:

         Long Distance Telephony. VersaTel offers international and national long distance telephony services to over 7,900 business, wholesale and residential customers in The Netherlands and over 350 business customers in Belgium. In The Netherlands, we began offering switched-based international long distance services to business customers in 1995, to telecommunication services providers in 1996 and to residential customers in December 1997. Initially, we have focused primarily on the sale of international telephony services to small- and medium-sized businesses; however, with the liberalization of the Netherlands telecommunications market, we have expanded our service offerings to include national long distance services. We began offering international services in Belgium in the third quarter of 1998 and national long distance services in Belgium in January 1999.

         Wholesale Call Termination Services. In addition to our retail switched voice services, we offer wholesale switched services to other telecommunications service providers. These services include international gateway and national call termination services in The Netherlands. The increase in traffic volume generated by offering these services allows us to obtain greater volume discounts. As we complete our Network, we will be able to offer wholesale services over the Network throughout the Benelux region, Germany, France and the United Kingdom. This will increase the use of the Network and network utilization and improve gross margins.

         Internet Services. Through the acquisition of CS Net B.V., we will be able to offer certain Internet and intranet services to our business customers. These services include electronic transaction services to diverse user groups in vertical markets. We plan to acquire other Internet service providers, to accelerate the introduction of internet services to VersaTel's target market. Demand for internet services is growing rapidly in the Benelux region, as small- and medium-sized businesses are starting to use these services for e-mail, data retrieval, information services and electronic commercial transactions. We expect that Internet services will generate an increasingly large share of telecommunications industry revenue as a result of both the introduction of new applications and substitution for various existing services.

Future Products and Service Offerings

         VersaTel continually evaluates potential product and service offerings as well as competitors' offerings in order to retain and expand its customer base and to increase revenue per customer. We place a high priority on the development of new products and services and expect to introduce the following:

         ISDN Primary Rate Services. We plan to offer ISDN primary rate services to our customers in the Benelux region in April 1999. This service will primarily target the business market with digital PABX's and high volume outgoing and incoming traffic. Currently, ISDN is the fastest growing service for business telephony in the West-European market.

         Fast LAN Interconnect Services. We plan to offer high speed LAN Interconnect services for multi-site small- and medium-sized customers in April 1999. This service will target business customers that need to interconnect their multiple Local Area Network sites to share centralized computer date and applications efficiently. This service will be positioned to support the exchange of high volumes of data necessary for modern intranet applications. VersaTel will provide end-to-end management of the Wide Area Network, including the routers, at customers' premises.

         Fast Internet Access Services. We plan to offer high speed Internet access services to our business customers in April 1999. This service will provide high bandwidth access to the Internet, e-mail facilities, newsfeed from news groups and web space for the hosting of websites. This service will enable the customer to be prepared for the future developments that will take place in the area of Internet, such as Voice Over IP.

         Remote Access Services. We plan to offer remote access services to our business customers in April 1999. VersaTel believes that the need for flexibility in working hours accelerates the need for tele-working applications in the small- and medium-sized business market. VersaTel will offer efficient remote access services to business customers, whereby the employees will be able to access the corporate LAN from home. These home offices will have secured access to the corporate computer data and applications, thereby simulating the present office environment. This concept could also be used for tele-banking and tele-shopping applications.

         Enhanced Switched Voice Services. We are developing advanced call service offerings that are expected to appeal to our core customer segment, including voice mail, Virtual Private Networks, call center services, toll and toll-free services and automatic call distribution services. VersaTel's present switching platform is capable of supporting most of these enhanced services. We expect to install the remaining equipment required to offer these enhanced services in the course of 1999. These services are expected to aid in customer retention and increase network utilization and average revenue per customer.

         Wholesale Leased Circuits. With the completion of the initial links in the Benelux Overlay Network and our International Network, we will be able to participate in the market for selling bandwidth capacity. We are planning service offerings beginning with E1 channels (2 Mbps) up to multiple STM-1 channels (155 Mbps) on PLC or IRM basis. We expect to provide these services primarily to our wholesale customers, particularly on routes where VersaTel is the only alternative to KPN Telecom or Belgacom.

         Virtual Point-of-Presence Dial-In Services. We plan to offer virtual Point-of-Presence dial-in services for independent Internet service providers and for business customers during the second quarter of 1999. This service will be positioned as cost-efficient dial-in capability for Internet service providers and for the business market seeking effective remote access capabilities for their customers.

         Carrier Select Hosting. We plan to offer carrier select hosting services for switchless resellers in the Benelux region who are targeting both business as well as residential markets. We believe that resellers targeting specific regions or customer segments will attain market share from the incumbent operators and generate substantial traffic volumes through the VersaTel Network. Branding, marketing, customer acquisition, customer service and invoicing will be done by the reseller and VersaTel will provide interconnection, switching and billing facilities.

         Internet Uplinks. We plan to offer Internet "uplink" services for Internet Service Providers and local telecom operators seeking Internet connectivity throughout Europe, the United States, and the rest of the world. By linking the main Internet exchanges in Amsterdam, Brussels, London, Paris and Frankfurt with our Network and entering into peering agreements with the major market players in this area, we expect to expand our presence in the emerging Benelux Internet market.

Sales and Marketing

         VersaTel seeks to capitalize on its position as a leading alternative telecommunications services provider that offers comprehensive customer service and low-cost communications services in The Netherlands with a focus on small and medium-sized businesses customers. We believe that we have created a prominent brand name in our target market that we expect to successfully apply throughout the Benelux region. We market our products and services through several marketing channels and business units, including database marketing, targeted telemarketing, brand and promotional advertising, direct mail and our direct sales force.

Customers

         VersaTel markets its services on a retail basis to its business and residential customers and on a wholesale basis to other carriers and service providers.

         Small- and Medium-sized Businesses. Our target customers are small- and medium-sized businesses (businesses with fewer than 500 employees). We focus particularly on those business and industry segments which have historically generated significant volumes of national and international traffic, such as shipping, transport, import and export and agriculture and horticulture. We believe that the small- and medium-sized business segment has been underserved by the PTTs and the major alternative service providers. Traditionally, the PTTs and the other major carriers have focused on offering their lowest rates and best services primarily to larger, higher-volume business customers.

         Wholesale Customers. We market our wholesale services to international and domestic carriers and service providers. The wholesale sales effort is supported by senior management's existing relationships in the industry. We have established a carrier sales force with account managers focusing on carrier customers such as facilities based carriers, Internet service providers and switchless resellers.

         Residential Customers. VersaTel began to offer its services to residential customers in early 1998. Our initial focus was to market our services to employees of our business customers and residential customers in certain niche markets characterized by high-volume calling patterns. Recently, we have refocused our efforts and we intend to target the residential market now by offering carrier select hosting services to switchless resellers who target the residential market. We believe that this approach is a more cost-effective way of targeting the residential market segment.

Sales and Marketing Staff

         VersaTel's sales force is composed of direct sales personnel, telemarketers and independent sales agents. Marketing to small- and medium-sized businesses is currently conducted by over 31 direct sales personnel in Amsterdam and 14 in Antwerp. In the future, we expect to significantly expand our direct sales force and open additional sales offices in Rotterdam and Brussels. Our sales personnel make direct calls to prospective and existing business customers, analyze business customers' usage and service needs, and demonstrate how VersaTel's service package will improve a customer's communications capabilities and costs. Each member of our sales force is required to complete VersaTel's intensive training program. In addition, we have a telemarketing group that screens prospective customers and verifies call volumes. VersaTel's sales force is organized in the following three groups to target the primary customer segments with a focused product portfolio that matches the needs of these customer segments:

         Business Services. Our Business Services sales force targets our core target market of small- and medium-sized businesses throughout The Netherlands and Belgium. The customers targeted by this group access the Network indirectly by dialing (manually, through an auto-dialer or through pre-programmed PBXs) VersaTel's "1611" carrier select code.

         Local Access Services. Our Local Access Services sales force will target small- and medium-sized businesses along the VersaTel Network with a high bandwidth service package consisting of voice, data and Internet products. Unlike most other alternative telecommunications services providers who focus primarily on the main international cities, VersaTel will be able to offer high bandwidth services to its customers at any point along the Network. The customers targeted by this group access the Network directly through leased lines or, upon completion of the Local Access Network, through VersaTel's own fiber-optic or radio links with such customers.

         Carrier Services. Our carrier sales force markets our carrier services to other telecommunications based carriers, Internet service providers and switchless resellers.

         VersaTel has also established a sales agents program under which sales agents receive commissions, but are not employed by VersaTel. Agents are provided with an advertising and sales promotion budget based on the volume of their sales. We currently have 77 such sales agents in The Netherlands and 44 in Belgium and intend to continue to increase the size of the this program.

Customer Service

         VersaTel strives to maintain an advantage over its competitors in its target markets by providing superior customer service. We believe that providing a high level of customer service is a key element to establishing customer loyalty and attracting new customers. We have dedicated customer service representatives who initiate contact with our customers on a routine basis to ensure customer satisfaction and market new products. In addition, we provide detailed monthly billing statements and monthly call management reports which identify savings to customers and enable them to manage their telecommunications expenditures more effectively.

         VersaTel also believes that technology plays an important role in customer satisfaction. Advanced technological equipment is crucial to enabling the provision of a high quality of service to our customers. It is VersaTel's policy to reduce technical risks as much as possible by buying proven products from world leaders in the applicable technology. We have installed sophisticated status-monitoring and diagnostic equipment on our Network Operations Center and plan to install similar units on our SDH network. This equipment allows us to identify and remedy network problems before they are detected by customers. By providing superior customer service and through the effective use of technology, we expect to maintain a competitive advantage in our target markets.

Billing and Information Systems

         VersaTel must process millions of call detail records quickly and accurately each month in order to produce customer bills in a timely and efficient manner. Call detail records are collected, backed-up, processed and verified on a daily basis. This data is then transmitted electronically to a printing company for printing and subsequently returned to us for verification and distribution. We plan to replace our current billing system by the end of the third quarter of 1999 with an advanced system provided by Saville Systems. We do not expect any material disruption in our billing or information systems as a result of the Year 2000. In addition, we have planned and budgeted replacements and enhancements to our information systems to handle growth in the size and complexity of our Company, our customer base and our product portfolio in areas such as work flow, fixed asset management, sales support and service provisioning. See "-- Certain Factors Which May Affect Our Business -- Risks Associated with Managing Growth" and "--Certain Factors Which May Affect Our Business -- Risks Associated with the Year 2000."

Competition

         Until recently, the telecommunications market in each EU Member State has been dominated by its respective PTT. Since the implementation of a series of EC directives beginning in 1990, the EU Member States have started to liberalize their respective telecommunications markets, permitting alternative telecommunications providers to enter the market. Liberalization has coincided with technological innovation to create an increasingly competitive market, characterized by still-dominant PTTs as well as an increasing number of new market entrants. Competition in the European long distance telecommunications industry is driven by numerous factors, including price, customer service, type and quality of services and customer relationships.

         In The Netherlands, Belgium and Luxembourg, VersaTel competes or will compete primarily with the national PTTs. As the former monopolist providers of telecommunications services in these countries, the PTTs have an established market presence, fully built networks and financial and other resources that are substantially greater than those of VersaTel. In addition, the national PTTs own and operate virtually all of the infrastructure which we must currently access to provide our services. We estimate that in each of these countries the national PTT still controls the vast majority of the telecommunications market.

         In addition, various new providers of telecommunications services have entered the market in each of these countries, targeting various segments of the market in these countries. Companies such as Telfort, a company formed by British Telecom and Nederlandse Spoorwegen N.V., the Netherlands railroad company, as well as Global One Communications, MCI Worldcom, Esprit Telecom and EnerTel compete with KPN Telecom for contracts with large multinational companies in The Netherlands. MCI Worldcom, British Telecom, AT&T, TeleNet, France Telecom, Colt Telecom, Unisource, a subsidiary of KPN Telecom, and Esprit Telecom compete with Belgacom in Belgium for contracts with large multinational companies. We do not currently target this segment of the business market, as we believe that we do not presently have a competitive advantage to successfully target large corporate customers.

         In VersaTel's primary target market of small- and medium-sized businesses, competitors in The Netherlands include MCI Worldcom, Telfort and Tele2, and competitors in Belgium include RSL Communications and MCI Worldcom.

         In the wholesale market, competitors in The Netherlands include MCI WorldCom, Telfort and Facilicom, and competitors in Belgium include MCI WorldCom, British Telecom and Global Crossing.

Regulation

         In Europe, the traditional system of monopoly PTTs has ensured the development of broad access to telecommunications services; however, it has also restricted the growth of high-quality and competitively priced voice and data services. The liberalization in European telecommunications market is intended to address these market deficiencies by ending PTTs' monopolies, allowing new telecommunications service providers to enter the market and increasing the competition within the European telecommunications market. The inefficiencies of the traditional monopoly system, combined with the EU liberalization initiatives, have created the current market opportunity for VersaTel's product and service offerings.

         The current regulatory framework in the EU and in the countries in which VersaTel provides its services or intends to provide its services is briefly described below. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on VersaTel, that national or international regulators or third parties will not raise material issues with regard to VersaTel's compliance or noncompliance with applicable regulations or that any changes in applicable laws or regulations will not have a material adverse effect on VersaTel. See "-- Certain Factors Which May Affect Our Business -- Risks Associated with Changes in Regulatory Environment."

European Union

         Starting in 1987, the EC Green Paper on Telecommunications charted the course for the current changes in the EU telecommunications industry by advancing principles such as separation of operators from regulators, transparency of procedures and information, cost orientation of tariffs, access to monopoly infrastructure networks and the liberalization of services. In 1990, the EU Member States approved two directives that established these principles in EU law: the Open Network Provision ("ONP") Framework Directive and the EC Services Directive. These two directives set forth the basic rules for access to the PTT public networks and the liberalization of the provision of all telecommunications services within the EU except for voice telephony.

         The ONP Framework Directive established the conditions under which competitors and users could gain cost-oriented access to the PTTs' public networks. The EC Services Directive abolished the existing monopolies on, and permitted the competitive provision of, all telecommunications services with the exception of voice telephony. The intended effect of the Services Directive was to permit the competitive provision of all services, other than voice telephony, including value-added services and voice services to closed user groups ("CUGs"). As a result, many new entrants entered the market, labeling their services as CUG services, while in fact providing voice telephony services.

         In 1992, the EC approved the ONP Leased Line Directive, which required the PTTs to lease lines to competitors and end-users, and to establish cost accounting systems for those products by the end of 1993. The national regulatory authorities were to use this cost information to set cost-oriented tariffs for leased lines. The purpose of the ONP Leased Lines Directive is to ensure that, in a competitive market, all users continue to have access to leased lines from at least one operator, under harmonized conditions of access and use.

         In 1996, the EU issued the Full Competition Directive, which requires EC Member States to permit alternative infrastructure providers, such as existing networks of cable companies, railroads, electric and other utility companies, to resell capacity on these networks for the provision of services other than voice telephony from July 1996. This allows VersaTel to lease transmission capacity from companies other than the PTTs. The Full Competition Directive also established January 1, 1998 as the date by which the EU Member States had to establish a legal framework which removes all remaining restrictions on the provision of telecommunications services, including voice telephony. Although Spain, Greece, Portugal, Ireland and Luxembourg, were each allowed to delay implementation for various periods only Greece, had not implemented the Full Competition Directive as of January 1, 1999. Subject to the foregoing, each EU Member State is obliged, under EU law, to enforce the terms of the Full Competition Directive. Enforceability of the Full Competition Directive may be challenged at the EU level or at the EU Member State level. See "-- Certain Factors Which May Affect Our Business -- Risks Associated with Changes in Regulatory Environment."

         In addition to the Full Competition Directive, the EU issued the Licensing Directive in April 1997 and the Interconnection Directive in June 1997. The Licensing Directive establishes a common framework for general authorizations and individual licenses in the field of telecommunication services. The Licensing Directive is intended to allow telecommunications operators to benefit from an EU-wide market for telecommunications and establish a common framework for national authorization regimes and seeks to facilitate cross-border networks and services. The Interconnection Directive standardizes regulatory frameworks to be implemented by EU Member States and their national regulatory authorities, including the regulation of public telecommunications networks and services. The Interconnection Directive governs the manner in which alternative network operators and service providers are permitted to interconnect with the PTTs' public networks. The Interconnection Directive requires national regulators to ensure that interconnection agreements with parties with significant market power provide for access at cost-oriented rates.

         The Interconnection Directive has been amended to provide for carrier selection (ensuring that end-users can on a call-by-call basis select the long distance or international carrier of their choice) as of January 1, 1998, and carrier pre-selection (ensuring end-users can prior to the time calls are made select the long distance or international carrier of their choice) and number portability (the ability of end-users to keep their numbers when changing operators) by January 1, 2000. Carrier selection and carrier pre-selection are required to be made available by carriers with significant market power. The Interconnection Directive indicates that significant market power could be assumed if the carrier's market share exceeds 25%, but Member States may adopt different standards.

         Despite these regulatory initiatives supporting the liberalization of the telecommunications market, most EU Member States are still in the initial stages of liberalizing their telecommunications markets and establishing competitive regulatory structures to replace the monopolistic environment in which the PTTs previously operated. For example, most EU Member States have only recently established a national regulatory authority. In addition, the implementation, interpretation and enforcement of these EC directives differ significantly among the EU Member States. While some EU Member States have embraced the liberalization process and achieved a high level of openness, others have delayed the full implementation of the directives and maintain several levels of restrictions on full competition.

         An overview of the regulatory framework in the individual markets where VersaTel operates or intends to operate is described below. This discussion is intended to provide a general outline, rather than a comprehensive discussion of the more relevant regulations and current regulatory posture of these jurisdictions. VersaTel requires licenses, authorizations or registrations in all countries in which it operates to provide its services. Licenses, authorizations and/or registrations have been obtained in The Netherlands and Belgium. We have received an International Facilities License (IFL) in the United Kingdom. We intend to apply for such licenses and registrations in Luxembourg in the future. Although we expect that these licenses and registrations will be granted, there can be no assurance that we will be able to obtain such licenses, authorizations or registrations or that our operations will not become subject to other regulatory authorization or registration requirements in the countries in which we operate or plan to operate.

The Netherlands

         The Telecommunications Act of 1998 provides the current regulatory framework in The Netherlands. This new telecommunications act came into force on December 15, 1998, and remedied the old legislative and regulatory patchwork that existed as a result of the implementation of a series of EC directives. The new telecommunications act contains provisions that give registered telecommunication services providers rights-of-way, subject to certain conditions, thereby facilitating the construction of the VersaTel Network.

         As part of the liberalization of the Netherlands telecommunications market, a new independent supervisory authority, the Onafhankelijke Post en Telecommunicatie Autoriteit ("OPTA"), was established by the Ministry of Traffic and Waterways. OPTA started its activities on August 1, 1997. OPTA's main tasks include ensuring compliance with the telecommunications laws and regulations in The Netherlands, granting licenses for telecommunications activities and resolving disputes among market participants, such as disputes regarding interconnection rates. The rulings of OPTA, to date, have given us confidence that new providers of telecommunications services will be granted fair and equal access to the market in The Netherlands.

         In August 1997, VersaTel obtained one of the first Netherlands authorizations to operate as a telecommunications service provider of public voice telephony (other than KPN Telecom). In September 1997, VersaTel obtained an infrastructure license with rights-of-way for the construction and operation of telecommunications facilities in a limited geographic area. In December 1998, we obtained the first authorizations under the new telecommunications act to operate as a public telecommunications services provider and network operator. We have received licenses which allow us to test the point-to-multipoint radio technology in The Netherlands and we expect to receive a definitive license to use this technology within the next 12 months. VersaTel expects to be able to offer its customers its own subscriber numbers in April 1999. All VersaTel's subscriber numbers will start with "750".

         Since its start in October 1995, VersaTel has adopted a proactive regulatory strategy. In October 1996, we successfully challenged KPN Telecom's use of our invoice records to offer our customers additional discounts. In a warning letter to KPN Telecom, the Directorate for Competition (DG IV) of the EC held this to be an abuse of power by KPN Telecom. Not only did the EC require PTT Telecom to stop using information regarding the calling behavior of customers for competitive activities, such as approaching our customers with discounts and other special offers, it also questioned the legitimacy of KPN Telecom's discount plans for business customers. The EC requires that such discounts be based on actual cost savings and not on predatory pricing tactics. OPTA, to whom the European Commission had delegated this matter, has recently ruled that these discount plans indeed violate competition law principles and has required KPN Telecom to change them.

         VersaTel's legal and regulatory strategy has enabled VersaTel to become one of the first voice telephony competitors in The Netherlands to interconnect with KPN Telecom and to implement a carrier select code in all of KPN Telecom's telephone switches. The introduction of carrier pre-selection in The Netherlands, which is expected to be introduced in early 2000, will allow customers the option to pre-select a carrier other than KPN Telecom for all their international and national long distance calls. Another important development is the introduction of equal access as of January 1, 2000. We continue to seek to obtain lower interconnection rates from KPN Telecom. In July 1998, OPTA ruled that KPN Telecom's origination and termination charges had to be reduced by 55% and 30%, respectively. The terms and conditions of interconnection have had and will continue to have a material effect on the competitive position of VersaTel. See "-- Certain Factors Which May Affect Our Business -- Dependence on our Competitors."

         In December 1998, OPTA issued a ruling on KPN Telecom's end-user tariffs, which were deemed contrary to the principles on cost-orientation. As a result, KPN Telecom lowered its end-user tariffs for its national long distance services by approximately 10% as of January 1, 1999. It is expected that OPTA's ruling will have some negative effects on competition in the market in The Netherlands.

         In December 1998, VersaTel filed a complaint with OPTA asserting that the limited access provided by KPN Telecom to the KPN Telecom network hampered VersaTel's growth. VersaTel's customers often experienced busy signals when they tried to dial into the VersaTel Network through VersaTel's access code. Other Netherlands telecommunications services providers voiced similar complaints. OPTA recently ruled that KPN Telecom must allow VersaTel access to its entire interconnection network. OPTA allowed KPN Telecom one month, starting on March 9, 1999 to effect any measures necessary to implement the ruling. In addition, OPTA ruled that KPN would be responsible for all the costs associated with the implementation. The ruling does not affect KPN Telecom's access rates.

         In March 1999, OPTA issued a ruling, requiring KPN Telecom to offer unbundled access to local customer access lines at the Main Distributing Frame ("MDF") in KPN Telecom's central exchange offices.

Belgium

         Belgium started the liberalization of its telecommunications market in 1991 with an amendment to the Belgian public post and telecommunications act. It provided the basis for the privatization of Belgacom, and allowed new entrants to the telecommunications services market to provide all services, with the exception of voice telephony, upon obtaining a license. At the same time a new regulatory entity was introduced, the Belgisch Instituut voor Post en Telecommunicatie, under the Ministry of Economy and Telecommunications.

         A further amendment to this act was adopted by the Belgian Parliament in December 1997, to implement the liberalization of voice telephony and infrastructure. The amended act was published in the Belgian Official Journal on January 19, 1998, but in order to implement the amended act certain administration regulations are required. To prevent any delays in providing access to the market for new entrants, the Ministry of Economy and Telecommunications issued a notice which opened the way for temporary licenses for service providers and infrastructure operators.

         On the basis of the amended telecommunications act, VersaTel applied for a licence to construct and operate public telecommunications infrastructure and a license to provide voice telephony nationwide. Both licenses where granted in June 1998. For marketing purposes VersaTel has reserved the same carrier select code "1611" as it currently uses in The Netherlands. In August, 1998, VersaTel obtained interconnection with Belgacom for carrier selection and call termination services in advance of concluding a definitive interconnect agreement in November 1998.

         In July 1998, various Royal Decrees were published to replace the temporary regime with a definitive one. On that basis, VersaTel had to file new applications for an infrastructure license and a license for voice services. On November 9, 1998, VersaTel was the first alternative telecommunications services provider to obtain a definitive license for the provision of voice services. On December 21, 1998, VersaTel obtained a definitive infrastructure license in Belgium and thereby obtained rights of way in all of Belgium and a special interconnect tariff which is 15% below the tariff for voice service providers.

         In October 1998, VersaTel was granted geographic number ranges for the main cities in Belgium, including Brussels, Antwerp, Kortrijk and Gand, in which it plans to start operations. In addition, VersaTel obtained number ranges for toll-free (0800) phone services and premium rate services.

         Pursuant to the new telecommunications act, Belgacom is required to introduce number portability and carrier pre-selection (equal access). We expect that Belgacom will request the Belgian regulatory entity, the Belgisch Instituut voor Post en Telecommunicatie, to delay these introductions by 4 to 6 months.

         The Belgisch Instituut voor Post en Telecommunicatie is also expected to grant licenses for the utilization of point-to-multipoint systems for broadband fixed wireless access. However, the procedure of assignment has not been chosen by the Belgisch Instituut voor Post en Telecommunicatie. VersaTel intends to file applications once such procedures are implemented.

Luxembourg

         The Luxembourg telecommunications market has been liberalized since July 1, 1998, six months after liberalization in most other EU Member States. Until that date, P&T Telecom Luxembourg, a state-owned company, had a 100% monopoly in the provision of basic voice telephony and telecommunications infrastructure. A new regulatory entity, the Institut Luxembourgeois des Telecommunications, has been installed to oversee the newly deregulated market. Under this new regulatory regime, competition is expected to develop along the same lines as in the other Benelux countries.

         In the second quarter of 1998, the Institut Luxembourgeois des Telecommunications, in co-operation with the Ministry of Telecommunications, published most of the secondary legislation and rulings with the intention to provide a full liberalization of the telecommunications market. However, in the third quarter of 1998, the European Commission initiated an infringement procedure against Luxembourg asserting the insufficient implementation of the liberalization directives and certain other directives. It primarily concerned the definition of Universal Service, the vocal telephony licensing procedure, the financing of the Institut Luxembourgeois des Telecommunications and the adaptation of the Luxembourg law in line with the EU Satellite Directive. In most instances, the situation was assessed as resulting mainly from delays in the adoption of the secondary legislation.

         In January, 1999 the Luxembourg government started a consultation period which may lead to an assignment procedure for frequencies to operate point-to-multi point systems for broadband fixed wireless access.

Intellectual Property

         VersaTel has registered the trademark (woordmerk) "VersaTel" with the Benelux trademark bureau (Benelux Merkenbureau). Applications for similar registrations are pending in the other EU Member States. VersaTel has obtained rights to the Internet domain name "www.versatel.com" and initiated formal registration procedures with Internic, the registration authority.

Employees

         As of December 31, 1998, VersaTel had 191 full-time employees and 67 full-time consultants. In addition, we employ approximately 34 temporary employees at any given time. None of our employees is represented by a labor union or covered by a collective bargaining agreement, and we have never experienced a work stoppage. We consider our employee relations to be good.

               CERTAIN RISK FACTORS WHICH MAY AFFECT OUR BUSINESS

         Readers are cautioned that an investment in VersaTel is subject to a number of risks. Readers should consider carefully all information set forth in this Annual Report and, in particular, the following risks in connection with an investment in our Company.

Substantial Indebtedness

         We have substantial indebtedness. As of December 31, 1998, we had outstanding debt of approximately NLG 688.8 million, stockholders' equity of approximately NLG (34.1) million and assets of approximately NLG 723.4 million. Subject to limits imposed by our debt obligations, we may continue to incur substantial additional debt, as the indentures governing the notes issued in the First Offering (the "First Notes") and the notes issued in the Second Offering (the "Second Notes" and, together with the First Notes, the "Notes") do not limit the amount of indebtedness that we may incur to finance the cost of the development of our Network. We expect that much of any future debt that we may incur will likely be secured by our assets. Therefore, if we enter into bankruptcy, liquidation or similar proceedings, those assets that have been used as collateral may be seized by our creditors and therefore may not be available to repay you. See "Item 8: Selected Financial Data," the Financial Statements included elsewhere in this Annual Report and "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Our high level of indebtedness and the limits imposed by our debt obligations could have the following effects:

         o we may have difficulty in paying the interest on our outstanding debt and any newly incurred debt;

         o we may have difficulty finding sources of financing for working capital, our capital expenditure requirements and the interest payments on our outstanding debt;

         o we will be unable to use a significant portion of our cash flow in our business and we may be unable to react to industry or economic changes, because of the portion of cash flow directed to paying interest and principal on our debt; and

         o we may be unable to react as quickly to changes in our business as our competitors who have less debt and financial restrictions, which may put us at a disadvantage and make us more vulnerable to adverse changes in economic conditions.

         We have entered into escrow agreements relating to the First Notes and the Second Notes pursuant to which we have deposited with the escrow agent under each such escrow agreement pledged securities in such amount as will be sufficient to cover the scheduled interest payments on the First Notes and the Second Notes up to and including the interest payment date on May 15, 2001. However, the ability of holders of the Notes to receive funds from the escrow accounts following an event of default under either of the indentures governing the Notes may be limited by applicable bankruptcy, insolvency, liquidation, or other similar legislation or legal principles.

Restrictive Debt Covenants

         The indentures governing the First Notes and the Second Notes contain a number of covenants that impose significant operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, prohibit, our and our subsidiaries', ability to incur more debt, create liens on assets, enter into business combinations or engage in certain activities with our subsidiaries. These limits may affect our ability to effect future financings, make necessary capital expenditures, withstand a future economic downturn in our business and conduct necessary corporate activities. A failure to comply with these restrictions would constitute a default under the indentures governing each of the First Notes and Second Notes.

Continuing Operating Losses

         For the fiscal year ended December 31, 1998, we had a loss from operating activities of NLG 46.5 million and negative EBITDA of NLG 40.0 million. For the fiscal year ended December 31, 1997, we had a loss from operating activities of NLG 19.3 million and negative EBITDA of NLG 16.0 million and for the fiscal year ended December 31, 1996 we had a loss from operating activities of NLG 4.5 million and negative EBITDA of NLG 4.0 million. In addition, we had an accumulated deficit of NLG 92.3 million and NLG 25.2 million as of December 31, 1998 and December 31, 1997, respectively. Although we have experienced revenue growth since we commenced operations in 1995, there can be no assurance we will continue to grow. We expect to continue to incur significant further operating losses for the foreseeable future as we incur additional costs in our build out of the Network, the expansion of our marketing and sales force and the introduction of new communications services and products. You should also be aware that the prices of voice, data and Internet communications services have fallen in Europe in recent years, and as competition increases, we expect that prices will continue to decline. As the cost of providing services decreases and the number of our customers increases, we expect these price reductions to be at least partially offset, but you should be aware that we can not be certain that we will achieve or, if achieved, be able to maintain operating profits in the future.

Debt Service Obligations

         Our interest expense for the year ended December 31, 1998 was NLG 37.7 million. Accordingly, we will need to increase our net cash flow substantially in order to meet our debt service obligations, including our obligations with respect to the Notes. There is no certainty that we will be able to generate sufficient cash flows from operating activities to pay our interest and principal repayment obligations on our outstanding debt. Our ability to improve our operating performance and financial results will depend not only on our ability to successfully implement our business plan, but also upon economic, financial, competitive, regulatory and other factors beyond our control, including fluctuations in exchange rates and general economic conditions in the Benelux region. There can be no assurance that we will generate sufficient positive cash flow from operating activities in the future to service our debt and allow us to make necessary capital expenditures. If we are unable to meet the repayment obligations, we may have to refinance our debt, sell our assets or obtain new financing. If we cannot refinance or otherwise satisfy our debt obligations we will be in default under such obligations, which could in turn result in other debt (including the Notes) becoming immediately due and payable. See "-- Considerable Capital Required to Expand the Network" and "Item 9:
Management's Discussion and Analysis of Financial Condition and Results of Operations."

Adverse Consequences to Holders of Notes as a Result of a Holding Company Structure; Structural Subordination of the Notes

         In December 1998, we transferred substantially all of our assets and liabilities (except the Notes) to our subsidiaries. Since the transfer, VersaTel has been a holding company with no material assets, other than the stock of its subsidiaries. Our subsidiaries now conduct substantially all of our operations and directly own substantially all of our assets. You should be aware that our subsidiaries have no obligation, contingent or otherwise, to pay any amount pursuant to the Notes or to make any funds available for these payments. Therefore, our operating cash flow and ability to meet our debt obligations, including the Notes, will depend on the cash flow provided by our subsidiaries in the form of loans, dividends or other payments to us as a shareholder. The ability of our subsidiaries to make these payments to us will depend on their earnings, tax considerations and legal restrictions. Although the indentures governing the Notes limit the ability of our subsidiaries to enter into consensual restrictions on their ability to pay dividends and to make other payments, such limitations are subject to a number of significant qualifications. In the event of a bankruptcy or insolvency of any of our subsidiaries, the creditors of each subsidiary would be entitled to payment in full from such subsidiary's assets. After paying their own creditors, our subsidiaries may not have any remaining assets for distribution to us as shareholder and, consequently, there may not be any assets available for payment to the holders of the Notes. The Notes, therefore, are effectively subordinated to the obligations of our subsidiaries.

Considerable Capital Required to Expand the Network

         We will require significant amounts of capital to develop and expand our Network, which also includes expanding our sales and marketing efforts and our product and service offerings. The capital raised from the Recapitalization, the First Offering and the Second Offering together with other available financing and cash flow from operations will be sufficient for our anticipated near-term capital requirements and anticipated losses. However, we continually re-evaluate our business objectives and are considering further expansions of our services and the acceleration of parts of our current plans. We expect to seek additional capital from public and private sources during 1999.

         However, if these sources are not sufficient or if our plans or assumptions change or prove to be incorrect, we may have to delay or abandon some of our development and expansion plans or we may have to seek additional financing earlier than anticipated. See "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." We may not be able to obtain additional financing or, if we can, we may not be able to obtain it on a timely basis or on terms favorable to us. Our current debt obligations also restrict our ability to raise additional financing and how we may use any such additional financing. In addition, such additional financing is likely to be subject to additional financial restrictions. If we are unable to acquire additional capital on acceptable terms, our business and our ability to pay interest and principal on our debt obligations, including the Notes, may be seriously adversely affected.

Significant Challenges in Expanding the Network

         Our future success is dependent upon our ability to build and maintain our own telecommunications network and to develop successfully our existing and new products and services. Our success will depend specifically on our ability to obtain and maintain:

                  o      experienced and qualified management and staff;

                  o      additional switch sites;

                  o interconnection with PTTs' and other carriers' networks;

                  o      the necessary licenses;

                  o additional transmission facilities (either through construction or access to an existing facility); and

                  o the necessary easements and rights-of-way from property owners, competitors and various levels of government.

         We are not certain that our current cost estimates are correct or that we will meet our current development schedule relating to construction of the Network. In 1998, we experienced a delay in obtaining rights-of-way on approximately 60 kilometers of public property due to the uncertainty expressed by some local governments as to the implications of the new telecommunications act which was recently adopted by the Netherlands parliament. Although these rights-of-way have now been obtained, these delays prevented us from completing the Netherlands Randstad Ring within the time originally anticipated. In addition, the successful implementation of our construction and expansion strategy will be subject to a variety of other risks, including operating and technical problems, regulatory uncertainties, delays in the full implementation of the EC directives regarding telecommunications liberalization, competition, the availability of capital and the risk of damage to software and hardware resulting from adverse weather conditions, fire, power loss, natural disasters and other causes. Any significant increase in costs or any further delay in the schedule could have a negative effect on our financial condition and our ability to make payments on the Notes and our other obligations. Even if the Network is successfully developed, we may not be able to operate it efficiently.

         We have entered into agreements for the design and construction of key components of our Network. However, we have not entered into definitive agreements relating to the development and construction of significant other portions of the Network and we cannot guarantee that we will enter into these agreements or, further, if we enter into these agreements, that the construction will be completed efficiently. Further, our Network depends on technology and products we obtain from vendors that also supply our competitors. Such vendors might stop supplying us and we might not be able to find suitable replacements.

         The development of our Network is based on projections of the growth in traffic volumes and routing preferences and the most cost-effective means of constructing our Network. If these projections are wrong, it could have a material adverse effect on our business. See "-- Network."

Difficulties in Upgrading and Protecting Our Network

         The success of our Network will also depend on our continued ability to provide high-quality telecommunications services through upgrading our systems and our ability to protect our network from external damage. As we grow, the timing and implementation of our upgrades will become more important. We cannot guarantee that the quality and availability of our services will not be disrupted because of our inability to make timely or error-free upgrades to our network. Also, our Network may be subject to external damage, in particular from construction work, but also from events such as floods and other accidents, that can disrupt service. In fact, the construction of our Benelux Overlay Network was delayed due to significant rain and flooding of our ducts in The Netherlands during the last three months of 1998. We have established design and management techniques to address any disruptions that may occur; however, any prolonged difficulty in accessing our Network may threaten our relationship with our customers and have an adverse impact on our business.

Dependence on Sophisticated Billing and Customer Information Systems

         Sophisticated billing and information systems are vital to our growth and ability to:

         o     bill and receive payments from customers;

         o     reduce credit exposure; and

         o     monitor costs.

         We have reviewed our billing system, in anticipation of our continued growth. We had planned to replace our existing billing system with a billing system designed by Saville Systems during the second quarter of 1999. We now anticipate that the new system will be implemented by the end of the third quarter of 1999. If circumstances cause further delay in the implementation of the new billing system, our billing process could be delayed or interrupted.

Our Limited History and Experience

         We were founded in October 1995 and, as a result, we have limited experience as an operating company and we have generated only limited revenues. We have recently entered the Belgian market and intend to enter the Luxembourg market. In both of these markets, we have limited or no operating experience and services have previously been provided primarily by the national PTTs. Accordingly, our prospects must be considered in light of the risks, expenses and delays inherent in establishing operations in a market with long established competitors and other more recent entrants to the market.

Risks Associated with a Rapidly Changing Industry and Technology

         The European telecommunications industry is changing rapidly due to, among other factors, liberalization, privatization of PTTs, technology improvements, expansion of telecommunications infrastructure and the globalization of the world's economies and trade. Such changes may happen at any time and can significantly affect our operations. There can be no assurance that one or more of these factors will not occur as we expect or will not have unforeseen effects which could have a material adverse effect on us. There can also be no assurance, even if these factors turn out as anticipated, that our strategy will be successful in this rapidly evolving market.

         The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new products and services, and increased availability of transmission capacity, as well as the increasing utilization of the Internet for voice and data transmission. Our success will depend substantially on our ability to predict which of the many possible current and future networks, products and services will be important to finance, establish and maintain. In particular, as we further expand and develop our Network, we will become increasingly exposed to the risks associated with the relative effectiveness of our technology and equipment. The cost of implementation of emerging and future technologies could be significant, and there can be no assurances that we will select appropriate technology and equipment or that we will obtain appropriate new technology on a timely basis or on satisfactory terms. The failure to obtain effective technology and equipment may adversely affect our ability to provide competitive products and service and the viability of our operations and could have a material adverse impact on our business. See "-- Difficulties in Upgrading and Protecting Our Network."

Dependence on Key Personnel in a Competitive Environment

         Our success depends on the continued employment of our managing director and other key personnel. Several of our key employees have been with our company for only a short period of time; certain key employees have been employed by us for less than six months. All of our executive officers work on a full-time basis for us. You should also be aware that we do not have any "key person" insurance. There is intense competition for qualified personnel in our industry in Europe and the limited availability of qualified individuals could become an issue of increasing concern in the future. Our financial condition and ability to pay interest and principal on our debt obligations, the Notes, depends upon a successful business plan being implemented by qualified personnel. The loss of key personnel could adversely affect our business.

Risks Associated with Managing Growth

         Our growth strategy has placed and will continue to place a significant strain on our management resources. Our ability to manage this growth will require us to substantially enhance our management, financial and information systems and to effectively develop and train our employee base. Management is currently in the process of addressing certain potential weaknesses in our systems of internal controls that have been identified by our auditors. In this respect, management has revised its financial collection of data and call billing procedures. Managing our growth will become even more challenging as we increase our target markets and our product and service offerings. Our business could be materially adversely affected if we are unable to achieve or effectively manage our growth.

Dependence on Our Competitors

         We do not own any of the telecommunications transmission infrastructure that we presently use. In addition to our own Network, we use the telecommunications transmission infrastructure of other carriers in the Benelux region and we depend on interconnection agreements with these carriers to connect our customers to our own Network. Most of these carriers are our competitors.

         Our profitability depends on (a) our ability to maintain agreements that provide access to the facilities of our competitors (who may try to limit our access) and (b) our ability to maintain access to these facilities on a timely basis and at attractive rates.

         Our dependence on third parties to provide our customers with access to our Network makes us susceptible to price fluctuations, service disruptions and cancellations that are outside of our control and historically have resulted and could result in the loss of some customers. For example, in October 1998, we experienced two temporary disruptions as a result of a malfunction of KPN Telecom's software which led to customers temporarily having to switch off our Network. We believe that we lost a limited number of customers due to those service disruptions. We are not certain that such disruptions will not occur from time to time in the future again. See "-- Competing Against Dominant Market Participants," "-- Risks Associated with Changes in Regulatory Environment" and "-- Regulation."

Risks Associated with the Year 2000

         The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Because of this programming convention, software, hardware or firmware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

         We are undertaking a comprehensive program to address the Year 2000 issue with respect to the following:

                  o      Our information technology systems;

                  o The telephony switching network (including equipment installed at customers' premises);

                  o Our non-information technology systems (including buildings, plant, equipment, and other infrastructure systems that may contain embedded microcontroller technology);

                  o The systems of our major vendors (insofar as they relate to our business); and

                  o      Our customers.

         This program involves four "Steps": (1) a wide ranging assessment of Year 2000 problems that might affect us; (2) the development and implementation of remedies to address discovered problems; (3) the testing of our systems where necessary; and (4) an analysis of our worst-case scenario and the preparation of contingency plans. We expect to complete Steps 1 and 2 of this program during the second quarter of 1999 and Steps 3 and 4 by the end of the third quarter of 1999.

         We believe that the worst effect of the Year 2000 issue would be the inability of customers to complete calls. Nortel, the manufacturer of our switches and transport layer, has informed us that it believes our equipment to be Year 2000 compliant. We have received from Nortel a guarantee regarding its Year 2000 compliance. We have requested a similar guarantee from Cisco Systems, our supplier of router switches and certain other equipment.

         Our new billing system, which will be introduced in August 1999, has been certified to be Year 2000 compliant. Even if it were to fail, we believe that bills could still be distributed by modifying the timestamp on the call detail record. The ability of our customer care team to supply quality service would be seriously affected if our OSS systems failed. We are asking for certificates of Year 2000 compliance from these manufacturers. Our ability to collect direct debit payments depends upon financial institutions' computer systems. We are seeking assurances of Year 2000 compliance from the financial institutions and the utility suppliers we use.

          We expect to incur specific Year 2000 charges that are estimated to be less than NLG 1.0 million. See "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations." We can give no assurance that we will be successful in obtaining valid assurances, certificates or guarantees, that the Year 2000 issue will not have an adverse effect on us, that any effects could be resolved or that we would be reimbursed for any additional expenditure under any of the assurances, certificates or guarantees that we expect to obtain or otherwise.

Competing Against Dominant Market Participants

         The European telecommunications industry is a very competitive market that is subject both to the continued dominance of PTTs and to the arrival of other new entrants.

         PTTs have significant competitive advantages over non-PTT market participants which include:

                  o      cost advantages as a result of economies of scale;

                  o      greater market presence and network coverage;

                  o greater brand name recognition, customer loyalty and goodwill;

                  o control over domestic transmission lines and control over the access to these lines by other participants; and

                  o close ties to national regulatory authorities that may be reluctant to adopt policies that would adversely affect their competitive position.

         Our policy in this competitive environment has been to price our products and services at a discount to the PTTs, and to offer high quality customer service, products and services. However, the prices of long distance calls in most of our markets have decreased substantially and our larger competitors have been able to use their larger financial resources to create severe price competition. We believe that prices will continue to decrease for the foreseeable future and that PTTs and other providers will continue to improve their product offerings, which will increase these competitive pressures.

         Our competition in the Benelux region also comes from new market entrants including Telfort B.V., RSL Communications Ltd., Viatel, Inc., Telenet N.V., EnerTel N.V., Telegroup, Inc. and Mobistar. Further, we believe that, as a result of the introduction of the euro, there will be a greater transparency in prices in our market which may lead to further price competition. Sustained price competition could have a material adverse effect on our business.
See "-- Competition."

Risks Associated with Exchange Rate Fluctuations

         The principal and interest due on the Notes is payable in U.S. dollars. However, our revenues will largely be in Dutch guilders, Belgian francs and, increasingly, in euros. Therefore, our ability to pay the interest and principal due on the Notes will also depend on future exchange rates.

         A significant amount of the proceeds obtained from the First Offering and the Second Offering has been retained in U.S. dollars. The costs and expenses relating to the construction of our Network and the development of our sales and marketing resources will largely be in Dutch guilders, Belgian francs and, increasingly, in euros. Therefore, the construction of our Network and the development of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the First Offering and the Second Offering to pay our construction costs. In addition, we denominate our financial reports in Dutch guilders while we maintain significant U.S. dollar denominated assets and liabilities, so our reported results of operations may be significantly affected by exchange rate movements. In addition, we will become subject to greater foreign exchange fluctuations as we expand our operations outside The Netherlands and begin to receive revenues denominated in currencies other than Dutch guilders, although the introduction of the euro will largely eliminate these risks as all three Benelux countries have adopted the euro as their legal currency.

Risks Associated with Acquisitions, Investments and Strategic Alliances

         As part of our business strategy, we may enter into strategic alliances with, or make investments in, companies in business areas that are complementary to our current operations. Any such future strategic alliances, acquisitions or investments would involve risks. Our strategy presents risks inherent in assessing the value, strengths and weaknesses of acquisition and investment opportunities, and in integrating and managing newly acquired operations and improving their operating efficiency. In addition, such acquisitions and investments could divert our resources and consume the time of our management. We cannot assure that any desired strategic alliance, acquisition or investment can be made in a timely manner or on terms and conditions acceptable to us. We cannot assure that we will be successful in identifying attractive acquisition candidates, completing and financing additional acquisitions on favorable terms, or integrating the acquired businesses or assets into our existing operations.

Risk Associated with International Expansion

         We are subject to all the inherent risks associated with our plan to expand internationally, including complying with various regulatory and tax regimes and staffing and maintaining foreign operations, any of which could result in a material adverse effect on our future operations.

Objections to Corporate Actions by a Shareholder and Control by a Small Number of Shareholders

         Cromwilld Limited ("Cromwilld") owns 15.0% of our outstanding ordinary shares, on a fully diluted basis. Cromwilld objected to the Recapitalization, the First Offering and the Second Offering and threatened to challenge our actions in court. In January 1999, Cromwilld filed, pursuant to Article 2:345 of the Netherlands Civil Code, a petition with the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals in Amsterdam requesting the appointment of one or more experts to investigate the management and affairs of VersaTel. If Cromwilld's request is granted, the person or persons appointed by the court will file a report with the court upon conclusion of the investigation.

         The Netherlands Civil Code provides that if the findings in such a report indicate the mismanagement (wanbeleid) of the company involved, the Enterprise Chamber of the Court of Appeals may, in its discretion, at the request of either the petitioner, the other shareholders of the company representing at least 10% of the outstanding share capital, or the Solicitor-General with the Court of Appeals, take one or more of the following actions: (i) suspend or dismiss one or more of the managing or supervisory directors; (ii) appoint on a temporary basis one or more managing or supervisory directors; (iii) deviate on a temporary basis from such provisions of the articles of association of the company as indicated by the court; (iv) transfer shares in the company on a temporary basis; and (v) dissolve the company. Since the object of inquiry proceedings pursuant to Article 2:345 of the Netherlands Civil Code is to restore a company's internal relationships, the measures that may be taken by the Enterprise Chamber are temporary only; no dissolution will be ordered unless the restoration has become permanently impossible.

         VersaTel is of the opinion that there is no mismanagement and, therefore, that there is no ground to grant the petition of Cromwilld and/or to take one or more of the aforementioned actions. However, we can give no assurances that the Enterprise Chamber of the Court of Appeals in Amsterdam will not grant the petition of Cromwilld to appoint one or more experts or that such experts, when appointed, will not conclude that there was mismanagement of VersaTel. In March 1999, VersaTel filed its response to Cromwild's petition with the Enterprise Chamber. The initial hearing before the Enterprise Chamber is scheduled for April 9, 1999. In addition, we are not certain whether or not Cromwilld will, in an attempt to frustrate our future actions, block any of our future actions that require approval of all of our shareholders.

         You should also be aware that Cromwilld and four other shareholders currently own 79.5% of our shares (on a fully diluted basis). These shareholders have the power to exercise voting and management control. The interests of these shareholders may be different from the interests of holders of the Notes.

Risks Associated with Changes in Regulatory Environment

         The implementation of directives and regulations of the EU intended to liberalize the telecommunications market will enable us to gain access to telecommunications networks controlled by PTTs. A number of directives have been implemented by the EU members, but several directives still remain to be implemented in the member states, including the Benelux nations. A delay in the implementation of these directives and regulations could have a material adverse effect on our business.

         Our operations depend on the licenses, authorizations and registrations that we have obtained in The Netherlands, Belgium and the United Kingdom and the success of our applications for additional licenses, authorizations and registrations in these and other jurisdictions. We have no guarantees that we will be able to maintain or renew these licenses, authorizations and registrations. The loss of, or failure to obtain, licenses, authorizations or registrations or a substantial limitation thereof could have a material adverse effect on our business. See "-- Regulation."

Risk of Fraud and Bad Debt

         Our revenues for the three months ended December 31, 1997 were negatively impacted by a case of fraud in October 1997, which we estimate resulted in a loss of approximately NLG 1.0 million. The fraud involved the unauthorized use of one of our test codes. As a result, a large number of calls were originated over the course of four days and the associated origination and termination costs were expensed as miscellaneous operating expenses. In addition, some of our regular customers were unable to complete calls through our Network. We lost revenue from such customers and offered credits to these customers. While we believe that changes in the technology we employ will curtail potential fraudulent use of our facilities, we do not have in place insurance coverage for potential fraud. Although we did not experience any fraudulent use of our facilities in 1998, any reoccurrence of the fraudulent use of our facilities could have a material adverse effect on our business. See "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Although we make appropriate provisions for non-payment of monies owed to us by our customers, our level of bad debt may increase. Any significant increase in the level of bad debt could have a material adverse effect on our business.

Investment Company Considerations

         Our U.S. counsel has advised us that, in their opinion, we are not an "investment company" which is required to be registered under the U.S. Investment Company Act of 1940. In rendering such opinion, our U.S. counsel did not independently establish or verify any information or facts supplied by us and, with our permission, assumed and relied entirely on the completeness and accuracy of the information we supplied. We intend to carry on our business in order to avoid becoming an "investment company." You should be aware that, if we were deemed to be an "investment company," we could be subject to administrative or legal proceedings which might mean that contracts to which we are party might be rendered unenforceable or subject to recission.

Change of Control May Cause Default Under the Indenture

         Pursuant to the terms of the Notes, each holder can require us to repurchase its Notes in the event a change of control of VersaTel occurs. However, our existing contractual obligations or an inability to obtain adequate resources may prevent us from offering to repurchase the Notes. Our failure to offer to repurchase the Notes would be an event of default under the indentures governing the Notes.

Passive Foreign Investment Company

         We were a "passive foreign investment company" (a "PFIC") for the year 1998 for U.S. Federal income tax purposes. As we have substantial passive assets in the form of cash from the First Offering and Second Offering, there can be no assurance that we will not be a PFIC for 1999 or thereafter. If we are considered a PFIC, U.S. Holders (as defined in "Taxation - U.S. Tax Considerations") of the ordinary shares, including those issued upon exercise of Warrants issued in the First Offering and the Second Offering ("Warrant Shares"), generally would, upon certain distributions by us or upon a sale or other dispositions of the ordinary shares, be treated as if the distribution or gain had been recognized ratably over the U.S. Holder's holding period for such shares and such holder would be liable to (i) tax thereon, computed at the highest applicable rate in effect for such holder for each year to which such distribution or gain allocated and (ii) an interest charge on the deemed deferral of such tax. The interest charges may usually be avoided if a holder of common stock in a PFIC timely elects to be taxed annually on its pro rata share of the ordinary earnings and net capital gain of the PFIC or, under certain circumstances, on the difference between the fair market value and the adjusted basis of such common stock. However, a U.S. Holder of Warrants issued in the First Offering or the Second Offering (the "Warrants") may not be able to avoid the PFIC interest charges because, under current law, such holders may not make such elections with respect to the Warrant Shares for the period of such holder's ownership of these Warrants. See "Certain Tax Considerations-U.S. Tax Considerations-Passive Foreign Interment Company". Investors are urged to consult their own tax advisors regarding the application regarding the PFIC rules.

Original Issue Discount Consequences

         Holders of the Second Notes will be required to include original issue discount and stated interest on their Second Notes in gross income for such purposes. See "Item 7: Taxation -- U.S. Tax Considerations" for a more detailed discussion of the U.S. federal income tax consequences for the holders of the Second Notes.

                         ITEM 2: DESCRIPTION OF PROPERTY

         VersaTel's principal executive offices are located at Paalbergweg 36, Amsterdam-Zuidoost, The Netherlands. The lease agreement for this location will expire in May 2003. VersaTel's Belgian offices are located at Noorderlaan 133 in Antwerp. The lease agreement for this location will expire in May 2007.

         VersaTel is currently looking for additional or new office space in Amsterdam to accommodate its future needs.

                            ITEM 3: LEGAL PROCEEDINGS

         VersaTel has filed complaints in the past with the European Commission, OPTA and the Minister of Transport and Waterways of The Netherlands, as part of its regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

         Cromwilld, one of our shareholders, objected to the Recapitalization, the First Offering and the Second Offering and threatened to challenge in court certain of VersaTel's actions in connection with the Recapitalization, the First Offering and the Second Offering. In January 1999, Cromwilld filed, pursuant to
Article 2:345 of the Netherlands Civil Code, a petition with the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals in Amsterdam requesting the appointment of one or more experts to investigate the management and affairs of VersaTel. If Cromwilld's request is granted, the person or persons appointed by the court will file a report with the court upon conclusion of the investigation. The Netherlands Civil Code provides that if the findings in such report indicate the mismanagement (wanbeleid) of the company involved, the Enterprise Chamber of the Court of Appeals may, in its discretion, at the request of either the petitioner, the other shareholders of the company representing at least 10% of the outstanding share capital, or the Solicitor-General with the Court of Appeals, take one or more of the following actions: (i) suspend or dismiss one or more of the managing or supervisory directors; (ii) appoint on a temporary basis one or more managing or supervisory directors; (iii) deviate on a temporary basis from such provisions of the articles of association of the company as indicated by the court; (iv) transfer shares in the company on a temporary basis; and (v) dissolve the company. Since the object of inquiry proceedings pursuant to Article 2:345 of the Netherlands Civil Code is to restore a company's internal relationships, the measures that may be taken by the Enterprise Chamber are of temporary nature only; no dissolution will be ordered unless such restoration has become permanently impossible. VersaTel is of the opinion that there is no mismanagement and, therefore, that there is no ground to grant the petition of Cromwilld and/or to take one or more of the aforementioned actions. Nonetheless, we can give no assurances that the Enterprise Chamber of the Court of Appeals in Amsterdam will not grant the petition of Cromwilld to appoint one or more experts or that such experts, when appointed, will not conclude that there was mismanagement of VersaTel. In March 1999, VersaTel filed its response to Cromwilld's petition with the Enterprise Chamber. The initial hearing before the Enterprise Chamber is scheduled for April 8, 1999. In addition, we are not certain whether or not Cromwilld will, in an attempt to frustrate our future actions, block any of our future actions that require approval of all of our shareholders. See "Description of Business -- Certain Factors Which May Affect Our Business --Objections to Corporate Actions by a Shareholder and Control by Shareholders."

         VersaTel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which VersaTel is a party will have a material adverse effect on our financial position or results of operations.

                          ITEM 4: CONTROL OF REGISTRANT

         VersaTel has two classes of ordinary shares, Class A Shares and Class B Shares. VersaTel's current shareholders have Class A Shares. Upon exercise of the warrants issued in the First Offering and the Second Offering, the warrantholders will obtain Class B Shares. VersaTel's articles of association do not contain any restrictions on the transfer of the Class B Shares. The transfer of Class A Shares is subject to certain restrictions. Except for the restrictions on transferability of Class A Shares, the rights of each class of shares are identical.

         The authorized capital of VersaTel amounts to NLG 7,500,000, divided into 70,000,000 Class A Shares and 5,000,000 Class B Shares each with a par value of NLG 0.10. All shares are common registered shares. Share certificates are not issued. The authorized capital of VersaTel may be increased by a shareholders' resolution and subsequent amendment of the Articles of Association. The issued capital must at all times at least equal 20.0% of the authorized capital. As of December 31, 1998, 19,427,405 Class A Shares are issued and outstanding and no Class B Shares are issued. In connection with the acquisition of CS Net B.V. the general meeting of shareholders has approved to issue an additional 65,000 shares.

         The following table sets forth certain information regarding the beneficial ownership of the ordinary shares of VersaTel, as of December 31, 1998, by each beneficial owner of 5.0% or more of the ordinary shares and by executive officers and directors of VersaTel as a group.


                                                                             Number
                                                                            of Shares        Percent(1)
                                                                         -------------------------------
Telecom Founders B.V.(2)..............................................      3,375,292           17.4%
NeSBIC Venture Fund C.V.(3)...........................................      7,581,448           39.0
Cromwilld Limited(4)..................................................      3,653,024           18.8
Paribas Deelnemingen N.V..............................................      3,641,170           18.7
Nederlandse Participatie Maatschappij N.V.............................      1,176,471            6.1
                                                                         ------------        -------
  Total...............................................................     19,427,405          100.0%

All directors and executive officers as a group(5)....................      7,028,316           36.2

----------

(1)  Does not give effect to dilution from the exercise of 150,000 outstanding warrants covering 1,000,050 ordinary shares issued in the Second Offering and 225,000 outstanding warrants covering 1,500,000 ordinary shares issued in the First Offering or to options granted to employees covering 2,699,000 ordinary shares. See "Item 12: Option to Purchase Securities from Registrant or Subsidiaries."

(2)  Telecom Founders B.V., a Netherlands company, is a wholly owned subsidiary of Relyt Holdings N.V., a Netherlands
     Antilles company owned by R. Gary Mesch. The Shareholders' Agreement requires Mr. Mesch to own more than 50.0% of the shares of Telecom Founders B.V. Certain of the officers and directors of VersaTel have beneficial interests in Telecom
     Founders B.V.

(3)  Includes 637,255 ordinary shares held by NeSBIC Groep B.V., an affiliate of NeSBIC Venture Fund C.V.

(4)  Cromwilld Limited, an Isle of Man company, is controlled by Denis O'Brien, a member of the Supervisory Board of VersaTel.
     The Shareholders' Agreement requires Mr. O'Brien to own more than 90.0% of the shares of Cromwilld Limited.

(5)  Reflects the 3,375,292 shares held by Telecom Founders B.V., beneficial ownership of which may be attributed to Mr. Mesch, and 3,653,024 shares held by Cromwilld Limited, beneficial ownership of which may be attributed to Mr. O'Brien.

                        ITEM 5: NATURE OF TRADING MARKET

         No equity securities of the Company are currently being traded on any public market. The initial purchasers in the First Offering and Second Offering informed us that they intended to make a market in the First Notes and the Second Notes, respectively. However, the initial purchasers are under no obligation to do so and may discontinue making a market at any time.

         The Notes are eligible for trading in the PORTAL market by qualified institutional buyers. In addition, the First Notes have been listed on the Luxembourg Stock Exchange since March 1999 and we have applied for a listing of the Second Notes on the Luxembourg Stock Exchange. However, the liquidity of any market for the First Notes and the Second Notes will depend upon the number of holders of such Notes, our performance, the market for similar securities and the prospects for our industry generally. Also, the market for non-investment grade debt has been subject to substantial price swings. Therefore, we cannot make any assurances that an active trading market will develop or, if a market develops, what the liquidity of that market will be.


   ITEM 6: EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         Netherlands law does not impose restrictions that would affect the remittance of interest or other payments to nonresident holders of the Notes or any other foreign exchange controls.

                                ITEM 7: TAXATION

                         Netherlands Tax Considerations

         The following is a summary of the principal Netherlands tax consequences relevant to the ownership and disposition of Notes, Warrants and Warrant Shares to U.S. Holders (as defined below for the purposes of this section, "Netherlands Tax Considerations"). This summary is not exhaustive of all the possible tax consequences that may be relevant to such U.S. Holders in light of their particular circumstances and potential investors are advised to consult their own tax advisors in order to determine the final tax consequences of the ownership and disposition of Notes, Warrants and Warrant Shares in their own particular circumstances. In particular, this summary does not cover all tax consequences applicable to joint venture vehicles, such as LLCs and partnership structures.

         This summary is based on the tax laws of The Netherlands, as well as the Convention between the United States of America and the Kingdom of The Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the "Treaty"), to the extent they were published and effective as of March 11, 1999. Changes made to these laws or the Treaty after that date may have retroactive effect, and may affect the tax consequences described herein.

         The outline is based on the assumption that the U.S. Holder:

                  (i) is not and has not been for at least five years a resident or deemed resident of The Netherlands for purposes of Netherlands tax legislation; and

                  (ii) does not have or will not obtain an enterprise or an interest in an enterprise which, in whole or in part, is carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the Notes, Warrants and Warrant Shares are attributable; and

                  (iii) is not directly entitled (the term directly means, in this context, not through the beneficial ownership of shares or similar securities) to all or a share of the profits of an enterprise that is managed and controlled in The Netherlands while the Notes, Warrants and Warrant Shares form part of the assets of, or are otherwise attributable to, such enterprise; and

                  (iv) does not have or will not obtain a substantial interest (as defined below) or deemed substantial interest in VersaTel according to the criteria under Netherlands tax law currently in force or, in the event such Holder does have such an interest, this substantial interest qualifies as asset of, or is otherwise attributable to, an enterprise; and

                  (v) does not carry out and has not carried out employment activities on the territory of The Netherlands, or as director or board member of an entity resident in The Netherlands or as a civil servant of a Netherlands public body with which the holding of the Notes, Warrants and Warrant Shares is connected; and

                  (vi)   can obtain full benefit under the Treaty

(hereinafter, "U.S. Holder").

         With respect to point (iv) for Netherlands income and/or corporate income tax purposes, a person (individual or corporate body as defined under Netherlands tax law) holds among others directly or indirectly a substantial interest if such person owns or is deemed to own (e.g., directly and/or indirectly via call options or warrants) an interest of at least 5.0% in any class of shares or at least 5% in the total issued share capital of a company residing in The Netherlands (a "Substantial Interest").

Netherlands Income Tax

         A U.S. Holder of Notes is not subject to Netherlands Corporate Income Tax ("NCIT") or Netherlands Individual Income Tax ("NIIT") under the above assumptions.

Interest, Withholding Tax and Tax Treaty Limitations

         Interest paid to a U.S. Holder that does not have a Substantial Interest is not subject to NCIT or NIIT. Furthermore, according to article 12 of the Treaty, interest paid to a U.S. Holder entitled to the benefits of the Treaty can only be subject to NCIT or NIIT in the country of residence of the recipient of the interest. As a result, no NCIT or NIIT will be due on interest paid to a U.S. Holder that has a Substantial Interest, provided they can obtain full benefit of the Treaty.

         The Netherlands will not levy withholding taxes on the payment of interest under the Notes, provided that the interest payment is not dependent on the profits of the Company. If such link can be established there is a risk that the interest would be subject to Netherlands withholding tax. For this discussion it is assumed that such link cannot be established.

Capital Gains

         Under Netherlands laws, capital gains realized upon disposition of any or all of the Notes, Warrants or Warrant Shares by a U.S. Holder are only taxable if the U.S. Holder has a Substantial Interest or if the U.S. Holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which Netherlands enterprise the Notes, Warrants or Warrant Shares are attributable. Moreover, as a result of article 14 of the Treaty, the right to tax capital gains realized upon disposition of any or all of the Notes by a U.S. Holder entitled to the benefits of the Treaty is allocated to the United States, unless allocable to a Netherlands enterprise referred to above.

Net Wealth Tax

         A U.S. Holder of the Notes, Warrants or Warrant Shares will not be subject to Netherlands net wealth tax in respect thereof provided that:

         (i) such U.S. Holder is not an individual or, if he or she is an individual, provided that the Holder is neither a resident of The Netherlands nor deemed to be a resident of The Netherlands; and

         (ii) the U.S. Holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Notes, Warrants or Warrant Shares are attributable; and

         (iii) such U.S. Holder is not directly entitled (the term directly means, in this context, not through the beneficial ownership of shares or similar securities) to all or a share of the profits of an enterprise that is managed and controlled in The Netherlands while the Notes, Warrants or Warrant Shares form part of the assets of, or are otherwise attributable to, such enterprise.

Gift, Estate or Inheritance Taxes

         No gift, estate or inheritance taxes will arise in The Netherlands in respect of the transfer of a Note by way of gift by a person who is neither a resident nor a deemed resident of The Netherlands, or on the death of such person, provided that:

         (i) the transfer is not construed as a gift made by or on behalf of a person who is a resident or a deemed resident of The Netherlands; and

         (ii) the Notes, Warrants or Warrant Shares do not form part of the assets of, and are not otherwise attributable to, an enterprise owned by the donor or the deceased or in which the donor or the deceased owned an interest and which in whole or in part is carried on through a permanent establishment or a permanent representative in The Netherlands; and

         (iii) such Notes, Warrants or Warrant Shares form part of the assets of, and are not otherwise attributable to, an enterprise that is managed and controlled in The Netherlands and to which all or a share of the profits thereof the Holder of a Note is directly entitled (the term directly means, in this context, not as the beneficial owner of shares or similar securities).

Warrants

Purchase and Exercise and Alienation of Warrant

         Except as set forth in (ii) under "Dividend Withholding Tax," and provided the above assumptions apply, for a U.S. Holder, the purchase, exercise and disposition of Warrants generally does not constitute a taxable event.

Warrant Shares

General

         Each Warrant, when exercised, will entitle the Holder thereof to receive fully paid and non-assessable Ordinary Shares of the Company (the "Warrant Shares"). After exercise, the U.S. Holder of the Warrants will be treated as an ordinary shareholder.

Capital Gains

         Apart from the below mentioned in (ii) "Dividend Withholding Tax," a U.S. Holder will generally not be subject to NCIT or NITT or Netherlands withholding tax with respect to capital gains derived from the sale or disposition of Warrant Shares in the Company or receivables on the Company, provided that the above assumptions apply.

Dividend Withholding Tax

         Dividends distributed by a Netherlands company are generally subject to a 25.0% dividend withholding tax imposed in The Netherlands. The term "dividends" for this purpose includes, but is not limited to:

                  (i) distributions in cash or in kind, deemed and constructive distributions and repayments of additional paid-in capital not recognized as such for Netherlands dividend withholding tax purposes; and

                  (ii) liquidation proceeds, proceeds of redemption of shares, or generally, consideration for the repurchase of shares (or a repurchase of warrants) by the company (including a repurchase by a direct or indirect subsidiary of the Company) in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes; and

                  (iii) the par value of shares issued to a shareholder or an increase of the par value of shares, as the case may be, to the extent that no contribution to capital recognized for Netherlands dividend withholding tax purposes will be made; and

                  (iv) partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent there are net profits, within the meaning of the Dividend Withholding Tax Act, unless the general meeting of shareholders of the Company has previously resolved to make such repayment and provided that the par value of the shares concerned has been reduced by changing the Articles of Association of the Company; and

                  (v) interest paid on bonds, that either (A) provide for profit distributions, (B) the return of which is dependent on the profits of the issuer, or (C) the return of which is dependent on profit distributions made by the issuer.

         Under the Treaty, dividends paid by VersaTel to a U.S. Holder entitled to the benefits of the Treaty (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25.0% Netherlands dividend withholding tax to 15.0%, or in case of certain U.S. corporate shareholders owning at least 10.0% of the voting power of VersaTel, to 5.0%, unless the Warrant Shares held by such resident are attributable to a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. The Treaty provides for a complete exemption for dividends received by exempt pension organizations and exempt organizations, as defined therein.


                             U.S. Tax Considerations

         The following discussion, subject to the limitations set forth herein, describes the material U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of Notes in general and is the opinion of Shearman & Sterling, special U.S. tax counsel to the Company. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions (all as currently in effect and all of which are subject to change, possibly with retroactive effect). Except as specifically set forth herein, this summary deals only with Notes held as capital assets by a U.S. Holder (as defined below) within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as insurance companies, financial institutions, dealers in securities or foreign currencies, tax-exempt investors, persons holding the Notes as part of a short-sale, hedging transaction, "straddle," conversion transaction or other integrated transaction, U.S. Holders owning 10% or more of the stock of the Company, or U.S. Holders whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. Holders of the Notes should consult with their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of purchasing, holding and disposing of the Notes, including the applicability and effect of the laws of any state, local or foreign jurisdiction.

     As used in this section "U.S. Tax Considerations," the term "U.S. Holder" means a beneficial owner of a Note, Warrant or Warrant Share who or that is for U.S. federal income tax purposes (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if both: (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

Notes

General

     Under applicable authorities, the Notes should be treated as indebtedness for U.S. federal income tax purposes. In the unlikely event the Notes are treated as equity, the amount of any actual or constructive Company distributions on any such Note would first be taxable to the holder as dividend income to the extent of the issuer's current and accumulated earnings and profits, and next would be treated as a return of capital to the extent of the holder's tax basis in the Note, with any remaining amount treated as gain from the sale of a Note. Moreover, in such event a U.S. Holder would be subject to special U.S. federal income tax rules if the Company were classified as a "passive foreign investment company" for U.S. federal income tax purposes. This discussion assumes that the Notes will constitute indebtedness of the Company for U.S. federal income tax purposes.

Payment of Interest

     Interest on the Notes will generally be taxable to a United States Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's method of accounting for tax purposes. In addition to interest on the Notes, a U.S. Holder will be required to include in income Additional Amounts, if any, and withholding tax withheld by The Netherlands or any other Relevant Taxing Jurisdiction from interest payments, if any, notwithstanding that such withheld tax would not in fact be received by such U.S. Holder. Thus, a U.S. Holder may be required to report income in an amount greater than the cash received with respect of payments made on the Exchange Notes. A U.S. Holder may be entitled to deduct or credit the amount of any applicable withholding tax, subject to applicable limitations in the Code. The rules governing the foreign tax credit are complex. Interest income on the Notes generally will constitute foreign source income and generally will be considered "passive" income (or "high withholding tax interest" if the applicable withholding tax is imposed at a rate of 5% or more) or "financial services" income for foreign tax credit purposes. Prospective investors should consult their own tax advisors concerning the application of the foreign tax credit rules to their particular circumstances.

     The Second Notes were issued with original issue discount ("OID"). Regardless of their method of accounting, U.S. Holders of the Second Notes will be required to include an amount equal to the sum of "daily portions" of such OID attributable to each day during the taxable year on which the U.S. Holder holds the Second Note in income for federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to such income. Under this method, U.S. Holders of the Second Notes generally will be required to include in income increasingly greater amounts of OID in successive accrual periods.

     The daily portions of OID required to be included in a U.S. Holder's gross income in a taxable year will be determined on a constant yield basis by allocating to each day a pro rata portion of the OID on such Second Note that is attributable to the "accrual period" in which such day is included. Accrual periods with respect to a Second Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Second Note as long as (1) no accrual period is longer than one year and (2) each scheduled payment of interest or principal on the Second Note occurs on either the final or first day of an accrual period.

     The amount of the OID attributable to each accrual period will be the difference between (1) the product of the "adjusted issue price" of the Second Note at the beginning of such accrual period and the "yield to maturity" of the Second Note (stated in a manner appropriately taking into account the length of the accrual period), and (2) qualified stated interest allocable to the accrual period. The "yield to maturity" is the discount rate that, when used in computing the present value or all payments to be made under the Second Note, produces an amount equal to the issue price of the Second Note (specified in the Offering Memorandum for the Second Notes). The adjusted issue price of a Second Note at the beginning of an accrual period is equal to the issue price of the Second Note, increased by an OID accrued during prior accrual periods and decreased by any cash payment (other than qualified stated interest) received with respect to the Second Note on or before the first day of the accrual period. Accordingly, a U.S. Holder of a Second Note will be required to include OID thereon in gross income for U.S. federal income tax purposes in advance of the receipt of cash in respect of such income. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of OID allocable to the final accrual period at maturity of the Second Note is the difference between (x) the amount payable at the maturity of the Second Note (other than qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

Market Discount; Acquisition Premium

     If a U.S. Holder purchases a Note for an amount that is less than the "revised issue price" of the Note at the time of acquisition, the amount of such difference will be treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. The "revised issue price" of a debt obligation generally equals the sum of its issue price and the total amount of OID includable in the gross income of all Holders for periods before the acquisition of the debt obligation by the current Holder (without regard to any reduction in such income resulting from acquisition premium) and less any cash payments in respect of such debt obligation (other than qualified stated interest). Under the market discount rules, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. If a U.S. Holder makes a gift of a Note, accrued market discount, if any, will be recognized as if such U.S. Holder has sold such Note for a price equal to its fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the Note or, in certain circumstances, the earlier disposition of the Note in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continue to purchase or carry such Note.

     Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount on a constant interest method. A U.S. Holder of a Note may elect to include market discount in income currently as it accrues (on either a straight-line basis or constant interest method), in which case the rules described above regarding the deferral of interest deductions will not apply. This election to include market discount in income currently, once made, is irrevocable and applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

      U.S. Holder who purchases a Note for an amount that is greater than the adjusted issue price of such Note, but that is less than or equal to the sum of all amounts payable on the Note after the purchase date, will be considered to have purchased such Note at an "acquisition premium." Under the acquisition premium rules of the code and the OID Regulations, the amount of OID which such U.S. Holder must include in its gross income with respect to such Note for any taxable year will be reduced for each accrual period by an amount equal to the product of (1) the amount of OID otherwise includable for the period and (2) a fraction, the numerator of which is the acquisition premium and the denominator of which is the OID remaining from the date the Note was purchased to its maturity date.

Dispositions

     Upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference, if any, between such holder's adjusted tax basis in such Note and the amount realized on such sale, exchange or retirement. Gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a Note generally will be capital gain or loss (except with respect to amounts received upon a disposition attributable to accrued but unpaid interest, which will be taxable as ordinary income). For certain noncorporate taxpayers (including individuals), such gain will be eligible to be taxed at a preferential rate if the U.S. Holder's holding period for the Notes exceeds one year. Prospective investors should consult their own tax advisors with respect to the effect of the capital gains provisions of the Code. The deductibility of capital losses is subject to limitations. Further, gain realized by a U.S. Holder on the sale, exchange or any other disposition of a Note will generally be treated as United States source income and, under recently issued Treasury regulations, a loss on such a disposition also would be allocated to reduce U.S. source income, subject to applicable limitations.

         As a result of certain limitations on the U.S. foreign tax credit under the Code, a U.S. Holder may not be able to claim a U.S. foreign tax credit for Netherlands withholding taxes, if any, imposed on the proceeds received upon the sale, exchange, repurchase by the Company or other disposition of Notes. Investors should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

Warrants

Exercise

         No gain or loss will be recognized by a U.S. Holder for U.S. federal income tax purposes upon exercise of a Warrant for cash (except that gain will be recognized to the extent cash is received in lieu of fractional shares as if the U.S. Holder actually received such fractional shares and then the Company immediately redeemed the fractional shares for cash).

Sale, Exchange or Redemption of Warrants

         Subject to the discussion in "-- Passive Foreign Investment Company" below, the sale, exchange or redemption of a Warrant generally will result in the recognition of gain or loss to the U.S. Holder in an amount equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in the Warrant. The adjusted tax basis in the Warrant generally will equal the portion of the issue price for the Unit properly allocable to the Warrant. Any gain or loss generally will be capital gain or loss, provided that the Warrant Shares received upon exercise of such warrants would have been capital assets if acquired by the U.S. Holder. Any such capital gain or loss will be treated in the manner discussed above in connection with the disposition of a Note. As a result of certain limitations on the U.S. foreign tax credit under the Code, a U.S. Holder may not be able to claim a U.S. foreign tax credit for Netherlands withholding taxes, if any, imposed on the proceeds received upon the sale, exchange, repurchase by the Company or other disposition of Warrants. Investors should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

Expiration

         Upon the expiration of a Warrant, a U.S. Holder will recognize a loss equal to its adjusted tax basis in the Warrant. The loss generally will be a capital loss provided that the Warrant Shares issuable upon exercise of the Warrant would have been capital assets if acquired by the U.S. Holder. Any such capital gain or loss will be treated in the manner discussed above in connection with the disposition of a Note.

Adjustment

         Adjustments to the conversion ratio or Exercise Price of the Warrants pursuant to the anti-dilution provisions may result in a taxable deemed distribution to the holders of Warrants pursuant to Section 305 of the Code if such change has the effect of increasing the holder's proportionate interest in the earnings and profits or assets of the Company. In general, anti-dilution adjustments are not treated as resulting in deemed distributions. However, if, for example, the adjustment were considered an adjustment to compensate for taxable cash or property distributions to other shareholders, a taxable deemed distribution could result.

Treatment of Warrant Shares

         The tax basis of the Warrant Shares received upon exercise of the Warrants generally will be equal to the adjusted tax basis in the Warrants so exercised, plus the Exercise Price. The holding period of the Warrant Shares received upon exercise of Warrants generally will begin on the exercise date of the Warrants and will generally not include the period during which the Warrants were held.

         Subject to the discussion in "-- Passive Foreign Investment Company" (below), distributions on Warrant Shares generally will be taxable to U.S. Holders as ordinary income to the extent of the Company's current and accumulated earnings and profits. Dividends on the Warrant Shares will not be eligible for the dividend received deduction with respect to such distributions. To the extent a distribution exceeds the earnings and profits of the Company, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder's adjusted tax basis in the Warrant Shares and thereafter as capital gain.

         Subject to the discussion in "-- Passive Foreign Investment Company" (below), U.S. Holders generally will recognize gain or loss upon a sale, exchange or other disposition of Warrant Shares. Such gain or loss will be capital gain or loss if such Warrant Shares were capital assets in the hands of the U.S. Holder and any such capital gain or loss will be treated in the manner discussed above in connection with the disposition of a Note. As a result of certain limitations on the U.S. foreign tax credit under the Code, a U.S. Holder may not be able to claim a U.S. foreign tax credit for Netherlands withholding taxes, if any, imposed on the proceeds received upon the sale, exchange, repurchase by the Company or other disposition of Warrant Shares.

         A U.S. Holder will be required to include in gross income the full amount of any cash dividends paid by the Company with respect to the Warrant Shares (unreduced by any applicable withholding taxes imposed by a Relevant Taxing Jurisdiction) as ordinary income when the dividend is actually or constructively (see "Warrants --Adjustment") received by such U.S. Holder. Thus, a U.S. Holder may be required to report income in an amount greater than the cash received with respect to dividend payments made on the Warrant Shares.

         A U.S. Holder generally may, subject to applicable limitations in the Code, be eligible to deduct or credit any applicable withholding taxes imposed in respect of dividends paid on the Warrant Shares in computing such U.S. Holder's U.S. federal income tax liability. However, with respect to any such withholding tax that may be imposed by The Netherlands, because Netherlands tax law may not require the Company to remit the full amount of such withholding taxes to the Netherlands taxing authorities, U.S. Holders may be limited in their ability to deduct or credit such Netherlands withholding taxes for U.S. federal income tax purposes.

         The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit will depend on numerous factors. Prospective investors should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

Passive Foreign Investment Company

         We were a PFIC for the year 1998 for U.S. federal income tax purposes. In general, a foreign corporation is a PFIC for any taxable year if 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties), or 50.0% or more of the average value of its assets consist of assets that produce, or are held for the production of, passive income. The nature of our income and assets from time to time will depend upon our general business plan and other factors that may be subject to change. As we have substantial passive assets in the form of cash from the First Offering and the Second Offering, no assurances are made that we will not be a PFIC for the current or any future taxable year.

         U.S. Holders of the ordinary shares (including Warrant Shares) generally would, upon certain distributions by us or upon a sale or other disposition of such shares, be treated as if the distribution or gain had been recognized ratably over the U.S. Holder's holding period for such shares and such holder would be liable for (i) tax thereon, computed at the highest applicable rate in effect for a holder for each year to which such distribution or gain was allocated and (ii) an interest charge on the deemed deferral of such tax. The interest charges may usually be avoided if a holder of common stock in PFIC timely elects to be taxed annually on its pro rata share of the ordinary earnings and net capital gain of the PFIC or, under certain circumstances, on the difference between the fair market value and the adjusted basis of such common stock. However, under Treasury regulations, a U.S. Holder of warrants issued on the First Offering or the Second Offering may not be able to avoid such interest charges because such holders may not make such elections with respect to the Warrant Shares for the period of such holder's ownership of these warrants. Investors are urged to consult with their personal tax advisors regarding the consequences of an investment in a passive foreign investment company.

Backup Withholding

      "Backup" withholding and information reporting requirements may apply to certain payments of principal and interest on a Note and to certain payments of proceeds of the sale or retirement of a Note. The Company, its agent, a broker, the Trustee or any paying agent, as the case may be, will be required to withhold tax from any payment that is subject to backup withholding at a rate of 31.0% of such payment if the U.S. Holder fails to furnish his taxpayer identification number (social security number or employer identification number), to certify that such U.S. Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability: provided that the required information is furnished to the Internal Revenue Service.

                         ITEM 8: SELECTED FINANCIAL DATA

      The selected financial data for VersaTel, presented below, as of and for the three fiscal years ended December 31, 1996, December 31, 1997 and December 31, 1998 have been derived from the Audited Financial Statements of VersaTel, which have been audited by Arthur Andersen, independent public accountants. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and the Financial Statements included elsewhere in this Annual Report.


                                                                        Fiscal Year Ended December 31,
                                                       ---------------------------------------------------------------
                                                          1995        1996       1997                  1998
                                                       ---------- ---------- ------------  ---------------------------
                                                           NLG         NLG        NLG           NLG            $(1)
                                                                    (In thousands, except per share data)
Statement of Operations Data:
Revenue..............................................        52      6,428      18,896          39,561         21,043
Operating expenses:
Cost of revenue excl. depreciation and
  amortization.......................................       117      4,954      17,405          31,821         16,926
Selling, general and administrative..................       538      5,485      17,527          47,733         25,390
Depreciation and amortization........................        11        453       3,237           6,473          3,443
                                                             --        ---      ------        --------      ---------
Total operating expenses.............................       666     10,892      38,169          86,027         45,759
                                                            ---   --------    --------        --------      ---------

Loss from operations.................................      (614)    (4,464)    (19,273)        (46,466)       (24,716)
Interest expense (income), net.......................         1        269         534          25,810         13,729
Currency loss (gain).................................         -          -          53          (5,146)        (2,738)
                                                       --------   --------   ---------        ---------     ---------
Net loss before income taxes.........................      (615)    (4,733)    (19,860)        (67,130)       (35,707)
                                                           ====   ========   =========        =========     =========
Provision for income taxes ..........................         -          -           -              (7)            (4)
                                                       --------   --------   ---------        ---------     ---------
Net loss                                                   (615)    (4,733)    (19,860)        (67,137)       (35,711)

Net loss per share (Basic and Diluted) ..............     (0.18)     (0.95)      (2.20)          (4.12)         (2.19)
Weighted average number of shares
  outstanding (2)....................................     3,327      5,004       9,042          16,311         16,311



                                                                               As of December 31,
                                                       ---------------------------------------------------------------
                                                          1995        1996       1997                  1998
                                                       ---------- ---------- ------------  ---------------------------
                                                           NLG         NLG        NLG           NLG            $(1)
                                                                                (In thousands)
Balance Sheet Data:
Cash and restricted cash...............................     160      4,443       1,495         583,570        310,410
Working capital (excluding cash and restricted cash)...     436     (2,704)    (24,774)        (46,851)       (24,921)
Capitalized finance cost...............................       -          -           -          28,750         15,293
Property, plant and equipment, net.....................     224      2,340      13,619          38,608         20,536
Construction in progress...............................       -          -           -          46,019         24,478
Goodwill...............................................       -          -           -           4,556          2,423

Total assets...........................................     820      8,160      19,331         723,397        384,786

Total long-term obligations (including current
portion)...............................................     614      4,185       8,491         688,725        336,343

Total shareholders' equity (deficit)...................    (120)       146     (18,214)        (34,073)       (18,124)

                                                                         Fiscal Year Ended December 31,
                                                       ---------------------------------------------------------------
                                                          1995        1996       1997                  1998
                                                       ---------- ---------- ------------  ---------------------------
                                                           NLG         NLG        NLG           NLG          $(1)
                                                                        (In thousands, except ratio)
Other Financial Data:
SG&A as a percentage of revenue........................  1194.2%      85.3%      92.8%        120.7%        120.7%
EBITDA(3)..............................................     (603)    (4,011)   (16,036)      (39,993)      (21,273)
Capital expenditures...................................      213      2,569     14,516        77,255        41,093

Cash Flow Data:
Net cash provided by (used in) operating
  activities...........................................     (715)    (1,718)     5,765       (37,322)      (19,852)
Net cash used in investing activities..................     (234)    (2,569)   (14,516)      (82,036)      (43,636)
Net cash provided by financing
  activities...........................................    1,109      8,571      5,807       490,026       260,652

Other Data:
Total customers (at period end)........................       35        670      2,245         8,342         8,342
Number of billable minutes (in
  thousands)(4)........................................       51      6,487     23,361       121,603       121,603
Average revenue per billable minute....................     1.03       0.99       0.81          0.32          0.17

----------

(1)  Solely for the convenience of the reader, Dutch guilder amounts have been translated into U.S. dollars at the Noon
     Buying Rate on December 31, 1998 of NLG 1.88 per $1.00.

(2)  Includes 65,000 shares approved for issuance in November 1998 by the general meeting of shareholders in connection with the acquisition of CS Net B.V.

(3)  EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization and foreign exchange gain (loss). EBITDA is included because management believes it is a useful indicator of a company's ability to incur and service debt. EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of a company's results of operations or liquidity. Funds depicted by this measure may not be available for management's discretionary use (due to covenant restrictions, debt service payments, the expansion of the VersaTel Network, and other commitments).
     Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained herein may not be comparable to other similarly entitled measures of other companies.

(4)  Billable minutes are those minutes during which a call is connected to the VersaTel switch and for which VersaTel bills a customer.

                 ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the Financial Statements contained elsewhere in this Annual Report. See "Selected Financial Data." Certain information contained below and elsewhere in this Annual Report, including information with respect to the Company's plans and strategy for its business, may include forward-looking statements. See "Cautionary Statement for Purposes of the 'Safe Harbor' Provisions of the United States Private Securities Litigation Reform Act of 1995."

Overview

         VersaTel is a rapidly growing alternative telecommunications service provider based in Amsterdam, The Netherlands. Our objective is to become the leading alternative provider of facilities-based telecommunications and Internet services to business customers in the Benelux region. We currently provide high-quality, competitively priced telecommunications services in The Netherlands and Belgium. We also offer wholesale telecommunications services and, with the recent acquisition of CS Net B.V., we will be able to offer certain Internet and intranet services currently offered by CS Net B.V. to our customers in The Netherlands. The VersaTel Network currently operates connections to other carriers, including KPN Telecom and Belgacom, through two Nortel DMS 100 switches located in Amsterdam and Antwerp. Business and residential customers access the VersaTel Network indirectly by dialing (manually, through an auto-dialer or through pre-programmed PBXs) the Company's "1611" carrier select code. Wholesale customers access the Network directly through leased lines.

Revenues

         VersaTel currently derives most of its revenues from the provision of long distance telecommunications services in The Netherlands. VersaTel provides international long distance and national long distance services to its customer base of small- and medium-sized businesses as well as certain residential customers. We also provide wholesale services to other telecommunications service providers.

         VersaTel's revenues are derived primarily from minutes of telecommunications traffic billed. The following table sets forth the total revenues and billable minutes of use attributable to VersaTel's operations for the years ended December 31, 1996, December 31, 1997 and December 31, 1998, as well as the total number of customers as of December 31, 1996, December 31, 1997 and December 31, 1998. All of VersaTel's 1996 and 1997 revenues were derived from The Netherlands. VersaTel started generating revenues in Belgium in October 1998.



                                                      Fiscal Years Ended
                                                         December 31,
                                            ------------------------------------
                                               1996          1997         1998
                                            ------------ ------------ ----------
                                                      (NLG in thousands)
Revenues
   Business customers
      Telephony..........................      6,143       16,948       34,472
      Internet...........................          -            -          897
   Residential customers.................          -           11          386
   Wholesale customers...................        285        1,937        3,806
                                             -------        -----       ------
      Total..............................      6,428       18,896       39,561

                                                      Fiscal Years Ended
                                                         December 31,
                                            ------------------------------------
                                               1996          1997         1998
                                            ------------ ------------ ----------
                                                      (NLG in thousands)
Billable Minutes of Use
   Business customers....................      6,237       21,469       102,986
   Residential customers.................          -           42         1,817
   Wholesale customers...................        250        1,850        16,806
                                             -------        -----        ------
      Total..............................      6,487       23,361       121,603

Customers                                              (At period end)
   Business customers....................        669        2,014         6,640
   Residential customers.................          -          230         1,698
   Wholesale customers...................          1            1             4
                                            --------     --------     ---------
      Total..............................        670        2,245         8,342

      In 1996 and 1997, all our revenues were generated in The Netherlands. The geographical composition of our revenues in 1998 was as follows:

                                                                     1998
                                                              ------------------
                                                              (NLG in thousands)
The Netherlands.............................................        39,324
Belgium.....................................................           237
                                                                   -------
Total.......................................................        39,561

         Currently, small- to medium-sized businesses generate the majority of VersaTel's revenues. In the future, we also expect to derive revenues from monthly charges, incoming calls and new services as a result of directly connecting business customers to the VersaTel Network. VersaTel also derives a limited amount of revenues from switched voice services offered to other telecommunications service providers on a wholesale basis. As the Benelux Overlay Network is completed and as we have capacity available, we intend to increase our marketing efforts in the wholesale segment to increase utilization of the Network. We expect to expand our wholesale offerings to include the sale of dark fiber, conduit and rights-of-way access to help offset the cost of constructing the Network and to use as a trading currency with other carriers in order to accelerate the deployment of the VersaTel Network.

         VersaTel's revenues are derived from minutes of telecommunications traffic billed and revenues are allocated to the period in which the traffic has occurred. We generally price our services at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, PTTs have been reducing their rates over the last few years. As a result, we have experienced and expect to continue to experience declining revenues per minute. KPN Telecom reduced its prices in May and July 1998 and most recently in January 1999 with reductions of approximately 10.0%, 15.0% and 10.0%, respectively, which reductions are expected to have an adverse impact on margins in the near term. Additionally, we expect to increase our national billable minutes, which are priced at lower rates than international minutes. As national and wholesale billable minutes increase as a percentage of total billable minutes, average revenue per billable minute will further decline. However, due to technological improvements, liberalization of the European telecommunications market and increased available transmission capacity, both from third parties and as the VersaTel Network is built out, we expect costs per minute to decline as well. Management believes that the decline of per minute prices will out-pace the decline in per minute costs in 1999, resulting in downward pressure on operating margins. Management believes that over the long term, this trend will reverse and operating margins will thereby improve; however, there can be no assurances that this will occur. If reductions in costs do not in fact out-pace reductions in revenues, VersaTel may experience a substantial reduction in its margins on calls which, absent a significant increase in billable minutes of traffic carried or increased charges for other services, would have a material adverse effect on VersaTel's business and financial results. In addition, the introduction of the euro will lead to a greater transparency for prices in the European telecommunications market, which may lead to further competition and price decreases. See "Item 1: Description of Business -- Certain Factors Which May Affect Our Business -- Competing Against Dominant Market Participants."

Cost of Revenues

         VersaTel's costs of revenues are comprised of origination costs, network costs and termination costs and are both fixed and variable. Origination costs represent the cost of carrying traffic from the customer to the VersaTel Network. Origination charges for calls transported to the VersaTel Network are variable and are incurred on a per minute basis, including the call set-up charges. Origination charges for business and residential customers are charged by the PTT to VersaTel.

         We have experienced a significant decrease in origination costs and expect that these will continue to decrease significantly over time due to competition and regulatory orders. In July 1998, the Netherlands regulatory authority, the OPTA, ruled that origination and termination charges be reduced by 55% and 30%, respectively. In addition, as we build out our Network, we intend to connect directly as many business customers as economically feasible to the Network, thereby eliminating origination charges for these customers. These decreases would be offset to some extent by amortization and depreciation charges associated with the construction of the Network. There can be no assurance that the trend in decreasing access costs will continue. As a result, if origination costs do not continue to decrease, anticipated decreases in revenues per minute would cause VersaTel to experience a decline in gross margins per billable minute which would have a material adverse effect on VersaTel's business and financial performance. See "Item 1: Description of Business -- Certain Factors Which May Affect the Business -- Competing Against Dominant Market Participants."

         Network costs represent the cost of transporting traffic between VersaTel switches and points of interconnection and consist of amortization costs and the cost of leased lines. To date, our network costs primarily consist of the cost of leased lines. However, as we build out the Network, we expect amortization costs to increase. This increase will be off-set by a reduction in the costs of leased lines. Amortization costs are not included in cost of revenues. As a result, network costs as a percentage of cost of revenues will decline. See "--Depreciation and Amortization".

         Termination costs are the per minute costs associated with using carriers to carry a call from the point of interconnection to the final destination. Through least-cost routing, the VersaTel switch directs calls to the most cost-efficient carrier for the required destination. As we build out the Network to new points of interconnection, we expect to be able to reduce average termination costs per minute. For example, once VersaTel establishes a direct link from Amsterdam to Rotterdam, VersaTel will no longer pay for national termination costs on that route and will only pay local and regional termination costs from the point of interconnection in Rotterdam to the final destination in that city. We also believe that per minute termination costs will continue to decrease due to several additional factors, including: (i) the incremental build out of the VersaTel Network, which will increase the number of carriers with which we interconnect; (ii) the increase of minutes originated by VersaTel, which should lead to higher volume discounts available to VersaTel;
(iii) more rigorous implementation of the EC directives requiring cost-based termination rates and leased line rates; and (iv) the emergence of new telecommunication service providers and the construction of new transmission facilities, which should result in increased competition. There can be no assurance, however, that the trend of decreasing termination costs will continue.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs. These expenses have increased as we have developed and expanded our workforce, and they are expected to continue to increase as we expand and establish new operations. Selling, general and administrative expenses as a percentage of revenue will continue to vary from period to period as a result of start-up costs relating to expansion into new regions.

         We have grown substantially since our inception and we intend to continue to grow by adding more sales, marketing and customer support staff and by establishing additional sales offices. This growth involves substantial training and start-up costs, a large portion of which will be reflected as fixed costs and will be recorded as selling, general and administrative charges. Accordingly, our results of operations will vary depending on the timing and speed of our expansion strategy and, during a period of rapid expansion, selling, general and administrative expenses will be relatively higher than during more stable periods of growth. See "Item 1: Description of Business -- Sales and Marketing -- Sales and Marketing Staff."

Depreciation and Amortization

         VersaTel capitalizes and depreciates its fixed assets, including switching equipment and fiber-optic cable, over periods ranging from three to twenty-five years. In addition, VersaTel capitalizes and amortizes the cost of installing dialers at customer sites. The development of the VersaTel Network will require large capital expenditures and larger depreciation charges in the future. Increased capital expenditures will adversely affect VersaTel's future operating results due to increased depreciation charges and interest expense. See "Item 1: Description of Business -- Strategy" and "-- Network."

Foreign Exchange

         VersaTel has substantial U.S. dollar denominated assets and liabilities and its revenues are generated and costs incurred in certain other currencies, primarily the Dutch guilder. VersaTel is therefore exposed to fluctuations in the U.S. dollar and other currencies, which may result in foreign exchange gains and/or losses. As both The Netherlands and Belgium have adopted the euro, VersaTel will no longer be exposed to any fluctuations between the Dutch guilder and the Belgian Franc. At this moment only a limited number of equipment purchases and consultancy activities are billed to VersaTel in currencies other than Dutch guilders. VersaTel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time.

Results of Operations

For the fiscal year ended December 31, 1998 compared to the fiscal year ended December 31, 1997

         Revenues increased by NLG 20.7 million to NLG 39.6 million for the fiscal year ended December 31, 1998 from NLG 18.9 million for the fiscal year ended December 31, 1997, representing an increase of 109.4%. The growth in revenues resulted primarily from the addition of new customers, the introduction of national long distance services in The Netherlands, the acquisition of CS Net B.V., the introduction of services in Belgium and an increase in wholesale traffic. Revenues for the fiscal year ended December 31, 1998 as compared to the same period in 1997 were negatively impacted by general price reductions initiated by KPN Telecom in May 1998 and July 1998 of approximately 10.0% and approximately 15.0%, respectively. VersaTel responded to these price reductions by reducing its own prices and VersaTel's revenues would have been higher without such price reductions.

         Billable minutes of use increased by 98.2 million to 121.6 million for the fiscal year ended December 31, 1998 from 23.4 million for the fiscal year ended December 31, 1997, representing an increase of 420.5%. The number of customers increased by 6,097 to 8,342 as of December 31, 1998 from 2,245 as of December 31, 1997.

         Cost of revenues increased by NLG 14.4 million to NLG 31.8 million for the fiscal year ended December 31, 1998 from NLG 17.4 million for the fiscal year ended December 31, 1997, primarily reflecting an increase in billable minutes, increasing interconnect capacity and short-term network capacity requirements (leased lines) in Belgium. This increase was partially offset by declines in per minute international termination and origination costs resulting from the migration of customers from the DISA and VPN codes to the "1611" carrier select code.

         Selling, general and administrative expense increased by NLG 30.2 million to NLG 47.7 million for the fiscal year ended December 31, 1998 from NLG
17.5 million for the fiscal year ended December 31, 1997, representing a 172.3% increase. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, a major brand advertising campaign and one time related start-up expenses for Belgium operations network expenses.

         Depreciation and amortization expenses increased by NLG 3.3 million to NLG 6.5 million for the fiscal year ended December 31, 1998 from NLG 3.2 million for the fiscal year ended December 31, 1997. This increase was primarily related to capital expenditures incurred in connection with the deployment of the Nortel DMS 100 switches in Amsterdam and Antwerp, the expansion and deployment of the Network and an increase in the number of dialers installed due to customer growth and the purchase of computer equipment and office furniture for new employees.

         Currency exchange gains, net, increased to NLG 5.1 million for the fiscal year ended December 31, 1998 from a loss of NLG 53,000 for the fiscal year ended December 31, 1997 as a result of the net gains of VersaTel's U.S. dollar denominated assets and liabilities on the balance sheet.

         Interest income increased by NLG 11.9 million to NLG 11.9 million for the fiscal year ended December 31, 1998 from NLG 21,000 for the fiscal year ended December 31, 1997. This increase was primarily related to VersaTel's positive cash balance as a result of the First Offering and the Second Offering.

         Interest expense increased by NLG 37.1 million to NLG 37.7 million for the fiscal year ended December 31, 1998 from NLG 0.6 million for the fiscal year ended December 31, 1997. This increase is primarily related to the accrual of interest expense on the Notes.

For the fiscal year ended December 31, 1997 compared to the fiscal year ended December 31, 1996

         Revenues increased by NLG 12.5 million to NLG 18.9 million in the fiscal year ended December 31, 1997 from NLG 6.4 million in the fiscal year ended December 31, 1996, representing a 194.0% increase. The growth in revenues resulted primarily from an increased number of customers, as well as increased usage from existing customers. In both years, all revenues were generated in The Netherlands.

         Billable minutes of use increased by 16.9 million to 23.4 million in the fiscal year ended December 31, 1997 from 6.5 million in the fiscal year ended December 31, 1996, representing a 260.1% increase. The number of customers increased by 1,575 to 2,245 as of December 31, 1997, from 670 as of December 31, 1996.

         VersaTel's revenues in 1997 were negatively impacted by KPN Telecom's in June 1997 introduction of a volume-based business customer discount plan allowing for discounts of approximately 10.0% and by a general price reduction in October 1997 of approximately 28.0%. In order to maintain VersaTel's price discount relative to KPN Telecom's prices, VersaTel also introduced a discount plan in June 1997 and again reduced its prices in October 1997. As a result of the overall reduction in prices, VersaTel's revenues for the fourth quarter of 1997 were 13.0% lower than its revenues of NLG 5.3 million for the third quarter of 1997. However, billable minutes of use for the fourth quarter were 14.4% higher than the billable minutes of use for the third quarter. VersaTel expects KPN Telecom to continue to lower its prices and create new discount plans on a regular basis and VersaTel expects to adjust its pricing accordingly.

         Cost of revenues increased by NLG 12.4 million to NLG 17.4 million in the fiscal year ended December 31, 1997 from NLG 5.0 million in the fiscal year ended December 31, 1996, representing a 251.3% increase. As a percentage of revenues, cost of revenues increased to 92.1% in the fiscal year ended December 31, 1997 from 77.1% in the fiscal year ended December 31, 1996, primarily as a result of tariff reductions by VersaTel to respond to those implemented by KPN Telecom which exceeded reductions in origination and termination costs.

         VersaTel's revenues for the three months ended December 31, 1997 were negatively impacted by a case of fraud in October 1997, which VersaTel estimates affected approximately four days of customer traffic. The fraud involved the unauthorized use of one of VersaTel's test codes. As a result, a large number of calls were originated, primarily through ethnic calling shops, over the course of four days and the associated origination and termination costs of NLG 0.6 million were expensed as miscellaneous operating expenses. In addition, as a result of excessive call volumes, some customers were unable to complete calls through the VersaTel Network and reverted to KPN Telecom for service. VersaTel lost revenues from such customers and offered credits to these customers to cover the price differential between KPN Telecom and VersaTel retroactively. As a result, VersaTel estimates the total losses from the incident to be approximately NLG
1.0 million. VersaTel has filed the case with the local police authorities for the cost of service and lost revenue. VersaTel believes that the risk of future fraud has been reduced with the introduction of the "1611" access code (which prevents the type of fraud that occurred from the unauthorized use of a test code from occurring) and by tracking multiple calls with the same access code.

         Selling, general and administrative expenses increased by NLG 12.0 million to NLG 17.5 million in the fiscal year ended December 31, 1997 from NLG
5.5 million in the fiscal year ended December 31, 1996, primarily as a result of VersaTel's increased sales, and an increase in customer service, billing, collections and accounting staff required to support revenue growth. Staff levels grew by 38, to 70 employees at December 31, 1997 from 32 employees at December 31, 1996, an increase of approximately 118.8%. As a percentage of revenues, selling, general and administrative expenses increased to 92.8% in the fiscal year ended December 31, 1997 from 85.3% in the fiscal year ended December 31, 1996, as a result of VersaTel's continuing investments in back-office infrastructure and in people. Bad debt expense was NLG 81,000 for the fiscal year ended December 31, 1997, or 0.4% of revenues.

         Depreciation and amortization expenses increased by NLG 2.7 million to NLG 3.2 million in the fiscal year ended December 31, 1997, from NLG 0.5 million in the fiscal year ended December 31, 1996, primarily due to increased capital expenditures incurred in connection with the expansion and deployment of the VersaTel Network.

         Interest expense, net increased by NLG 0.2 million to NLG 0.5 million in the fiscal year ended December 31, 1997 from NLG 0.3 million in the fiscal year ended December 31, 1996, primarily due to increased shareholders' loans.

Liquidity and Capital Resources

         VersaTel has incurred significant operating losses and negative cash flows as a result of the development of its business and the VersaTel Network. Prior to the First Offering, VersaTel had financed its growth primarily through equity and subordinated loans from its shareholders. In May 1998, VersaTel issued notes and warrants in the First Offering and raised net proceeds of $216.2 million, $78.9 million of which was invested in U.S. government securities placed in escrow to fund the first six interest payments on the notes issued in the First Notes. In December 1998, VersaTel issued notes and warrants in the Second Offering and raised net proceeds of $139.5 million, $46.5 million of which was invested in U.S. government securities placed in escrow to fund the first five interest payments on the notes issued in the Second Notes. VersaTel has since used a significant amount of the remaining net proceeds of the First Offering to make capital expenditures related to the expansion and development of the VersaTel Network, to fund operating losses and for other general corporate purposes.

         Although VersaTel currently maintains significant cash balances, it will require substantial additional capital to continue funding the cost of the VersaTel Network. The net proceeds of the Second Offering of approximately $139.0 million will be used for that purpose.

         Completion of the Network and expansion of local access infrastructure will require substantial additional capital expense. Also, we are continually re-evaluating our business objectives and are considering further expansions of our services and the acceleration of our Network and local access infrastructure construction. We expect to raise additional funds through public or private financings or from financial institutions.

         From and after November 15, 2001, VersaTel will be required to fund substantial interest payments on the Notes on a current basis. VersaTel will need to substantially increase its net cash flow in order to meet its debt service obligations at that time, including its obligations on the Notes.

         To date, VersaTel has made limited use of bank facilities and capital lease financing. VersaTel may seek to raise senior secured debt financing as well as vendor financing as additional sources of funds for the expansion of the VersaTel Network over the near term. VersaTel recently reached an agreement with Nortel, pursuant to which Nortel will extend vendor financing to VersaTel of up to NLG 100 million.

         Net cash used in operating activities was NLG 37.3 in the fiscal year ended December 31, 1998 compared to NLG 5.8 million net cash provided by operating activities in the fiscal year ended December 31, 1997. This increase was primarily the result of operating losses incurred during 1998.

         Net cash used in investing activities was NLG 82.0 in the fiscal year ended December 31, 1998 and NLG 14.5 million in the fiscal year ended December 31, 1997. Substantially all the cash utilized by investing activities in both fiscal years resulted from an increase in capital expenditures to expand the VersaTel Network. VersaTel does not expect any material disruption nor any material expenditures in connection with the transition of its billing and information systems to the year 2000.

         Net cash provided by financing activities was NLG 490.0 in the fiscal year ended December 31, 1998 and NLG 5.8 million in the fiscal year ended December 31, 1997. Net cash provided by financing activities in the fiscal year ended December 31, 1998 resulted mainly from NLG 419.6 million raised in the First Offering and NLG 268.5 million raised in the Second Offering. Net cash provided by financing activities in the fiscal year ended December 31, 1997 resulted mainly from NLG 1.5 million of capital contributions and NLG 4.5 million of subordinated loans obtained from one of VersaTel's shareholders.

         In February 1998, as part of a recapitalization, two of the three shareholders of VersaTel, Telecom Founders B.V. ("Telecom Founders") and NeSBIC Venture Fund C.V. ("NeSBIC"), a subsidiary of Fortis, invested an additional NLG
7.2 million in equity capital in VersaTel. Although this contribution was received in February 1998, the formal shareholders meeting approving the amount to be labeled as capital was not executed until April 17, 1998. In addition, NeSBIC and Cromwilld converted their subordinated convertible notes totaling NLG
3.6 million into ordinary shares of VersaTel, and NeSBIC converted its NLG 4.5 million bridge loan into ordinary shares of VersaTel. The third component of this recapitalization was comprised of a new equity investment by Paribas Deelnemingen N.V. ("Paribas") of NLG 12.8 million. Lastly, VersaTel received from Telecom Founders, NeSBIC, Paribas and Nederlandse Participatie Maatschappij ("NPM") an additional NLG 15.0 million in equity capital immediately prior to the closing of the First Offering. As a result of this recapitalization, VersaTel's share capital increased from NLG 7.0 million to NLG 50.1 million. See "Item 4: Control of Registrant."

Description of Certain Indebtedness

The First Offering

         In the First Offering in May 1998, VersaTel issued units consisting of $225,000,000 principal amount of 13 1/4% Senior Notes due 2008 and warrants to purchase 1,500,000 Class B Shares of VersaTel. The units were sold to Lehman Brothers, Inc., as initial purchaser, who subsequently sold them to certain institutional investors in reliance on certain exemptions under the Securities Act. The notes and the warrants were separated in August 1998. In December 1998, VersaTel completed a public exchange offer pursuant to which all the notes issued in the First Offering were exchanged for notes registered under the Securities Act. The warrants issued in the First Offering remain subject to certain transfer restrictions. As a result of the consummation of such exchange offer, VersaTel is now subject to the information reporting requirements of the Exchange Act. Interest on the First Notes will be paid semi-annually on May 15 and November 15, beginning November 15, 1998. The First Notes are redeemable at the option of VersaTel, in whole or in part, at any time on or after May 15, 2003, at 106.625% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after May 15, 2006. The First Notes may also be redeemed at the option of VersaTel, in whole but not in part, at any time at a redemption price equal to the aggregate principal amount thereof, plus liquidated damages, if any, to the date fixed by VersaTel for redemption, and all additional amounts, if any, then due and which will become due as a result of the redemption or otherwise, in the event of certain changes affecting Netherlands taxes or as a result of any change in the application of Netherlands tax laws or regulations that require VersaTel to pay additional amounts that VersaTel determines cannot be avoided by taking reasonable steps. The First Notes rank equal to the Second Notes in right of payment and all other senior indebtedness of VersaTel and will be senior in right of payment to any future subordinated indebtedness of VersaTel.

         The indenture governing the First Notes (the "First Offering Indenture") contains covenants applicable to VersaTel and certain of its subsidiaries, including limitations on or prohibitions of certain indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, the issuance and sale of capital stock of restricted subsidiaries, transactions with stockholders and affiliates, liens, asset sales, issuances of guarantees of certain indebtedness by restricted subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The First Offering Indenture also requires VersaTel to commence and consummate an offer to purchase the First Notes upon certain events constituting or which may constitute a change of control of VersaTel. In addition, under certain circumstances, VersaTel is required by the First Offering Indenture to offer to purchase the First Notes with the proceeds of certain sales of assets. The First Offering Indenture provides for events of default which, if any of them occurs, would permit or require the principal of, premium, if any, interest and any other monetary obligations on the First Notes to become or to be declared to be immediately due and payable. Holders of First Notes may under certain circumstances be entitled to receive additional payments in respect of taxes and similar charges in respect of payments on the First Notes. The terms of such covenants, such required offers to purchase, such events of default and their consequences and such additional payments, as well as related definitions, set forth in the First Offering Indenture are substantially identical to those applicable to the Second Notes, except that the Second Offering Indenture (as defined below) includes an optional redemption provision with the net proceeds of certain public equity offerings by VersaTel. The First Offering Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

The Second Offering

         In the Second Offering in December 1998, VersaTel issued units consisting of $150,000,000 principal amount of 13 1/4% Senior Notes due 2008 and warrants to purchase 1,000,050 Class B Shares of VersaTel. The units were sold to Lehman Brothers, Inc., Lehman Brothers International (Europe) and Paribas Corporation, as initial purchasers, who subsequently sold them to certain institutional investors in reliance on certain exemptions under the Securities Act. The notes and the warrants were separated in January 1999. In February 1999, VersaTel completed a public exchange offer pursuant to which all the notes issued in the Second Offering were exchanged for notes registered under the Securities Act. The warrants issued in the Second Offering remain subject to certain transfer restrictions. Interest on the Second Notes will be paid semi-annually on May 15 and November 15, beginning May 15, 1999. The Second Notes are redeemable at the option of VersaTel, in whole or in part, at any time on or after May 15, 2003, at 106.625% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after May 15, 2006. In addition, at any time prior to November 15, 2001, VersaTel may, at its option, redeem from time to time up to 35% of the aggregate principal amount of the Second Notes at a redemption price equal to 113 1/4% of the aggregate principal amount thereof plus accrued and unpaid interest, additional amounts, if any, and liquidated damages, if any, to the date of redemption with the proceeds of one or more public equity offerings by VersaTel, provided that at least 65% of the aggregate original principal amount of the Second Notes remains outstanding immediately after the occurrence of such redemption. The Second Notes may also be redeemed at the option of VersaTel, in whole but not in part, at any time at a redemption price equal to the aggregate principal amount thereof, plus liquidated damages, if any, to the date fixed by VersaTel for redemption, and all additional amounts, if any, then due and which will become due as a result of the redemption or otherwise, in the event of certain changes affecting Netherlands taxes or as a result of any change in the application of Netherlands tax laws or regulations that require VersaTel to pay additional amounts that VersaTel determines cannot be avoided by taking reasonable steps.

The Second Notes rank equal to the First Notes in right of payment and all other senior indebtedness of VersaTel and will be senior in right of payment to any future subordinated indebtedness of VersaTel.

         The indenture used governing the Second Notes (the "Second Offering Indenture") contains covenants applicable to VersaTel and certain of its subsidiaries, including limitations on or prohibitions of certain indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, the issuance and sale of capital stock of restricted subsidiaries, transactions with stockholders and affiliates, liens, asset sales, issuances of guarantees of Indebtedness by restricted subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The Second Offering Indenture also requires VersaTel to commence and consummate an offer to purchase the Second Notes, for 101% of the aggregate principal amount, upon certain events constituting or which may constitute a change of control of VersaTel. In addition, under certain circumstances, VersaTel is required by the Second Offering Indenture to offer to purchase the Second Notes with the proceeds of certain sales of assets. The Second Offering Indenture provides for events of default which, if any of them occurs, would permit or require the principal of, premium, if any, interest and any other monetary obligations on the Second Notes to become or to be declared to be immediately due and payable. Holders of Second Notes may under certain circumstances be entitled to receive additional payments in respect of taxes and similar charges in respect of payments on the Second Notes. The Second Offering Indenture is subject to, and governed by, the Trust Indenture Act.

Risks Associated with the Year 2000

         The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Because of this programming convention, software, hardware or firmware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Year 2000 and VersaTel's Readiness

         VersaTel has initiated a formal Year 2000 project and recruited an experienced Year 2000 project manager. We are undertaking a comprehensive program to address the Year 2000 issue with respect to the following:

         1     VersaTel's information technology systems;

         2. The telephony switching network (including equipment installed at customers' premises);

         3. VersaTel's non-information technology systems (including buildings, plant, equipment and other infrastructure systems that may contain embedded micro controller technology);

         4. The systems of VersaTel's major vendors (insofar as they relate to VersaTel's business); and

         5.    VersaTel's customers.

         This program involves four "Steps": (1) a wide ranging assessment of Year 2000 problems affecting VersaTel; (2) the development and implementation of remedies to address discovered problems; (3) the testing of VersaTel's systems where necessary; and (4) an analysis of the worst case scenario and the preparation of contingency plans. VersaTel expects to complete Steps 1 and 2 of this program during the second quarter of 1999 and Steps 3 and 4 during the third quarter of 1999.

Steps 1-2: Assessment of Year 2000 Issues, Development and Implementation of Remedies

         The Information Technology Systems. VersaTel is currently undergoing a major program to replace all of its existing OSS systems for billing, customer care and mediation and expects to have completed the replacement program by the end of the third quarter of 1999. In selecting the new OSS systems, VersaTel asks for guarantees of Year 2000 compliance from its manufacturers. VersaTel is also checking all its custom designed software for Year 2000 compliance.

         VersaTel uses Windows 95 and Windows NT 4.0 as its operating systems. VersaTel expects to upgrade all of its Windows 95 operating systems to Windows 98, which is Year 2000 compliant, during the second quarter of 1999. VersaTel expects to install the latest service pack for its NT 4.0 operating system which is Year 2000 compliant, during the second quarter of 1999. VersaTel does not presently use any other desktop or server operating systems.

         The Telephony Switching Network. VersaTel has consulted with Nortel, the manufacturer of its DMS 100 telephony switches and transport layer, and believes that Nortel's equipment is Year 2000 compliant. VersaTel has received a guarantee from Nortel regarding this compliance.

         The Non-Information Technology Systems. VersaTel's office buildings have the following embedded systems: monitor alarms (intrusion and sensors), personnel registration plus floor access, fire alarm, climate control and electrical power maintenance (generators). VersaTel's facilities management team is currently investigating if the embedded systems are Year 2000 compliant and intends to ensure that they will be by the end of the second quarter of 1999.

         Major Vendors' Systems. VersaTel is asking all of its major vendors to demonstrate their approach to the Year 2000 problem and to give guarantees that the millennium will not interrupt their services to VersaTel. VersaTel is informing its vendors that Year 2000 compliance in their services and products is an essential element of the existing business relationship. The managers responsible for each vendor relationship are asking for these guarantees and the response to date has been positive. VersaTel is now formalizing these requests, sending letters, and compiling a list of vendors' responses.

         Customers' Systems. VersaTel's customer services department intends to discuss with customers the Year 2000 issue, including whether or not such customer is Year 2000 compliant and to suggest to customers that, where this issue has not been resolved, the customer seek advice. We can give no assurances that VersaTel's customers will either take such advice or be Year 2000 compliant on a timely basis.

Step 3:  Testing of VersaTel's Systems

         VersaTel intends to conduct a full operational test of its entire business by the end of the second quarter of 1999, when VersaTel expects that all of its systems and processes will be Year 2000 compliant. VersaTel's services and products are primarily provided to business customers who operate Monday through Friday and therefore it plans to conduct this test during a weekend. Certain customers have approved this plan and have agreed to participate in the test.

Step 4:  Worst Case Scenario

         VersaTel believes that the worst effect of the Year 2000 issue would be the inability of customers to complete calls. Nortel, the manufacturer of VersaTel's switches, has conducted extensive Year 2000 tests with the EURO-8 software and has informed VersaTel that it believes VersaTel's switches are Year 2000 compliant. VersaTel has approached Nortel for guarantees regarding this compliance and is awaiting their formal confirmation.

         If VersaTel's Year 2000 compliant billing system fails to function correctly, VersaTel believes that bills could still be distributed by modifying the call detail record's timestamp to reflect a pre-Year 2000 date.

         The ability of VersaTel's customer care team to supply quality service would be significantly affected if the OSS systems were not available. Service provisioning, additional services and the development of new customers could not continue effectively if the automated provisioning systems were to fail. VersaTel is asking for certificates from the manufacturers of these systems stating that they are Year 2000 compliant.

         VersaTel's ability to collect revenues depends upon certain financial institutions' computer systems, because approximately 50.0% of its retail customers pay by way of direct debit facilities. VersaTel is seeking assurances from these financial institutions that they are Year 2000 compliant.

         VersaTel believes that it is not very likely that any of the above situations will occur due to the assurances of Year 2000 compliance that it expects to receive from its vendors, software and systems programmers, customers and financial institutions. In the event that one or more of the situations should occur, VersaTel would attempt to rectify the problem with the appropriate entities. However, we can give no assurance that VersaTel will be successful in obtaining valid assurances or guarantees, that the Year 2000 issue will not have a material adverse effect on VersaTel, that any Year 2000 effects will be resolved or that VersaTel will be reimbursed for any additional expenditure under any of the assurances or guarantees that it expects to obtain or otherwise.

Costs Related to the Year 2000 Issue

         To date, VersaTel has incurred approximately NLG 300,000 in costs for its Year 2000 readiness program. A substantial portion of costs for the Year 2000 issue will be included in the replacement of the current generation of operating support systems. VersaTel is replacing these systems to support its business growth and not specifically to remedy the Year 2000 problem. VersaTel expects to incur additional specific Year 2000 readiness charges that are estimated to be less than NLG 1.0 million.


ITEM 9A:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our financial department manages our funding, liquidity, and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative nature.

         Our debt obligations are denominated in U.S. dollars which expose us to risks associated with changes in the exchange rate between the U.S. dollar and the Netherlands guilder and Belgium franc in which our revenues are denominated. Since the interest rate on the First Notes and Second Notes is fixed, we are not exposed to risks due to fluctuations of interest rates. However, in conjunction with the First Offering and the Second Offering, we have placed in escrow U.S. treasury notes sufficient to pay interest due on the First Notes and Second Notes until and including the scheduled interest payment on May 15, 2001. The First Notes and the Second Notes will mature on May 15, 2008 and VersaTel is not required to make any mandatory redemptions prior to maturity of the Notes. At December 31, 1998 the fair value of the Notes was approximately $367.5 million.

         The costs and expenses relating to the construction of our Network and the development of our sales and marketing resources will largely be in Dutch guilders, Belgian francs and, increasingly, in euros. Therefore, the construction of our Network and the development of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the First Offering and the Second Offering to pay our construction costs. However, as of December 31, 1998 we had exchanged all but $14.7 million of the proceeds from the First Offering and the Second Offering into Dutch guilders. Prior to the application of the net proceeds from the First Offering and the Second Offering, such funds have been invested in short-term investment grade securities. VersaTel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time. In addition, we will become subject to greater foreign exchange fluctuations as we expand our operations outside The Netherlands and receive more revenues denominated in currencies other than Dutch guilders, although the introduction of the euro has largely eliminated these risks as all three Benelux countries have adopted the euro as their legal currency.

                  ITEM 10: DIRECTORS AND OFFICERS OF REGISTRANT

         The members of the Supervisory Board and the Management Board of the Company and certain other significant employees of the Company and their respective ages and positions with the Company are set forth below.

Management Board

         R. Gary Mesch is the sole managing director (statutair directeur) of the Company.

Supervisory Board


Name                                          Age     Position
----                                         ----     --------
Leopold W.A.M. van Doorne...................  39      Chairman
Denis O'Brien...............................  40      Member
Hans Wackwitz...............................  44      Member
James Meadows...............................  46      Member

Executive Officers


Name                                          Age     Position
----                                          ---     --------
R. Gary Mesch...............................  45      Managing Director
W. Greg Mesch...............................  39      Chief Operations Officer
Raj Raithatha...............................  36      Chief Financial Officer
Larry Hendrickson...........................  56      Chief Technology Officer
Marc A.J.M. van der Heijden.................  40      Chief Regulatory Counsel
Maurice J.J.J.M. Bergmans...................  33      Manager Belgium Operations
John J.L. de Rooij..........................  40      Manager Business Services
Jaap J.R. Zuiderveld........................  35      Manager Local Access
                                                              Services
Attila Gultuna..............................  33      Manager Product Marketing
Leo Y.J. van der Veen.......................  43      Finance Manager
Ike Knuivers................................  43      Manager Network Operations
Peter F. Mallee.............................  42      Manager Customer Care


Supervisory Board

         Under Netherlands law and the Articles of Association of the Company, the management of the Company is entrusted to the Management Board (Directie) under the supervision of the Supervisory Board (Raad van Commissarissen). Under the laws of The Netherlands, Supervisory Directors cannot at the same time be Managing Directors of the same company. The primary responsibility of the Supervisory Board is to supervise the policies pursued by the Management Board and the general course of affairs of the Company and its business. In fulfilling their duties, the members of the Supervisory Board are required to act in the best interests of the Company and its business.

         Pursuant to the Articles of Association, the Supervisory Board consists of such number of members as may be determined by the general meeting of shareholders. The December 1996 Shareholders' Agreement (the "Shareholders' Agreement") specifies that the Supervisory Board shall consist of four members. See "Certain Relationships and Related Transactions -- Shareholders' Agreement." The members of the Supervisory Board are appointed by the general meeting of shareholders. Resolutions of the Supervisory Board require the approval of a majority of the members. The Shareholders' Agreement sets out the specific rules for voting. The Supervisory Board meets each time this is deemed necessary by one of its members. Members of the Supervisory Board shall periodically retire in accordance with a roster drawn up by the general meeting of shareholders. Every retiring Supervisory Director may be reappointed, provided that such Supervisory Director has not attained the age of 72. A member of the Supervisory Board must retire not later than on the day of the general meeting of shareholders held in the fiscal year in which such member reaches the age of 72.

         A member of the Supervisory Board may at any time be suspended or removed by the general meeting of shareholders. The members of the Supervisory Board may receive such compensation as may be determined by the general meeting of shareholders.

Management Board

         The management of the Company is entrusted to the Management Board under the supervision of the Supervisory Board. The Articles of Association provide that the Management Board may from time to time adopt written policies governing its internal organization. Such written policies require the approval of the Supervisory Board. In addition, the Articles of Association list certain actions which require prior approval of the Supervisory Board. Such actions include, among other things: (i) borrowing or lending money; (ii) participating directly or indirectly in the capital of another company; (iii) making any investments; and (iv) providing security in the name of the Company or its property.

         The Management Board consists of such number of members as may be determined by the general meeting of shareholders. In addition, the general meeting of shareholders appoints the members of the Management Board.

         The general meeting of shareholders has the power to suspend or dismiss members of the Management Board. The Supervisory Board also has the power to suspend members of the Management Board. If a member of the Management Board is temporarily prevented from acting, the remaining members of the Management Board shall temporarily be responsible for the management of the Company. If all members of the Management Board are prevented from acting, a person appointed by the Supervisory Board (who may be a member of the Supervisory Board) will be temporarily responsible for the management of the Company. The compensation and other terms and conditions of employment of the members of the Management Board are determined by the general meeting of shareholders.

Biographies

         R. Gary Mesch has served as Managing Director of VersaTel individually or through his position as President of Open Skies International Inc. ("Open Skies") since October 1995. In 1991 he founded and became President of Open Skies, a telecommunications consultancy with operations based in Amsterdam, which provided consulting for early stage development of competitive European telecommunications businesses. From 1991 to 1995 Open Skies advised such clients as Unisource, PTT Telecom International, Inmarsat, NEC and Eurocontrol. In 1984 he founded and until 1990 managed the commercial operations of NovaNet, a Denver-based regional provider of satellite-based long distance networks. NovaNet was acquired by ICG Communications in 1993. From 1981 to 1983 he served as director of sales for Otrona Advanced Systems, a Colorado-based manufacturer of high performance computer systems. From 1975 to 1981 he served as a senior systems engineer with Westinghouse Electric. Mr. Gary Mesch holds a B.S. in Electrical Engineering from the University of Colorado and an M.B.A. from Denver University.

         Leopold W.A.M. van Doorne has served as Chairman of the Supervisory Board of the Company on behalf of NeSBIC since December 1995. Since 1996, Mr. van Doorne has been the Managing Director of NeSBIC Groep B.V., a venture capital company and a subsidiary of Fortis, an international group of more than 100 companies operating in the fields of insurance, banking and investments. Worldwide, Fortis has over 35,000 employees. From 1994 to 1996 he served as Managing Director of NeSBIC Venture Management B.V. From 1990 to 1994 he was Regional Director of Banque de Suez Nederland N.V. Mr. van Doorne serves as a member of the supervisory board of various other companies. Mr. van Doorne holds a degree in law from the University of Utrecht.

         Denis O'Brien, Jr. has served as a member of the Supervisory Board of the Company on behalf of Cromwilld since December, 1996. Mr. O'Brien is Chairman of the Board and Chief Executive Officer of Esat Telecom Group Plc, a public company listed on NASDAQ. In addition to his positions with Esat, Mr. O'Brien has been the Chairman of the Board of Esat Digifone since 1996, and the Chairman of the Board and Chief Executive Officer of Esat Telecom, which he founded in 1991. Prior to that time, he was employed by Guinness Peat Aviation ("GPA Group"), from 1983 to 1985. Mr. O'Brien holds an M.B.A. from Boston College.

         Hans Wackwitz has served as a member of the Supervisory Board of the Company on behalf of Paribas since August 1998. Mr. Wackwitz is a member of the management board of COBEPA S.A. and Paribas N.V. From 1991 to 1993 he was employed by Paribas Capital Markets and responsible for the Benelux region within the investment banking group. From 1986 to 1991 he served at various management positions at Bankers Trust Company, including vice president corporate finance, vice president short term finance and vice president money market. Mr. Wackwitz holds a degree in economics from the Rijks Universiteit Groningen and an M.B.A. from Columbia University.

         James R. Meadows has served as a member of the Supervisory Board of the Company on behalf of Telecom Founders since August 1998. Mr. Meadows is Senior Vice-President and co-founder of PrimeTEC International, Inc., a U.S.-based international telecommunications services provider, since 1997. From 1989 to 1997 he served as Director Government Affairs at Capital Network System, Inc.
(CNSI), a telecommunications services provider. Mr. Meadows is the President of America's Carriers Telecommunications Association (ACTA) and is a member of the Board of Directors of Lone Star 2000, a public policy foundation. Mr. Meadows holds a degree in history from the University of Texas at Austin.

         W. Greg Mesch has served as Chief Operations Officer of VersaTel since April 1998. From the Company's inception in 1995 until August 1998, he served as a member of the Supervisory Board of the Company on behalf of Telecom Founders and has performed operations consulting roles for the Company. From 1993 to 1997, Mr. Greg Mesch was a consultant to Esat Telecom in Ireland serving in the role of Chief Operations Officer. From 1986 to 1992, he served as Chief Executive Officer of Nova-Net. Nova-Net was a company he founded with his brother Mr. Gary Mesch. Mr. Mesch has been a Director of In o Touch Associates Ltd., a U.K.-based telecommunications consulting firm, since 1997. Mr. Mesch has an M.B.A. from Denver University.

         Raj Raithatha has served as Chief Financial Officer of the Company since April 1998. From 1994 to April 1998 he has served as Chief Financial Officer and Director of Business Development of ACC Corp.'s European Operations. From 1992 to 1994 he served as Finance Director of Bay Trading Company. From 1989 to 1992 he served as divisional finance director at Securiguard Group Plc and from 1987 to 1989 he was financial controller at Harrison Willis. From 1983 to 1987 he was employed by KPMG Peat Marwick. Mr. Raithatha holds a degree in economics and mathematics from the University of Cardiff, Wales.

         Larry Hendrickson has served as Chief Technology Officer of the Company since April 1998. From 1994 to 1998 he was senior consultant and partner of DDV Telecommunications Strategies, a Benelux-based telecommunications consulting company, and from 1993 to 1994 he was an independent telecommunications consultant. From 1986 to 1993 he served at various management positions at Cincinnati Bell, including President of Europe Group, President and Chief Executive Officer of LDN Communications (Cincinnati Bell) and President of the Mobile Communications Division of Cincinnati Bell Information Systems. From 1964 to 1986 he was employed by AT&T. Mr. Hendrickson holds a B.S. in management from the Massachusetts Institute of Technology and completed the Advanced Management Program at Harvard Business School.

         Marc A.J.M. van der Heijden has served as Chief Regulatory Counsel to the Company since June 1998. Mr. van der Heijden served as regulatory counsel to the Company on matters of telecommunications law and regulatory policy since October 1995 as an independent consultant. As an independent consultant on telecommunications law he has acted as advisor to the European Commission, the Governments of The Netherlands and the United Kingdom, and various telephone companies, such as France Telecom and KPN Telecom, and financial institutions, such as ABN

AMRO and Nederlandse Investerings Bank. He worked as an expert for KPMG Peat Marwick on bidding processes for mobile telephony and sale of cable companies. Mr. Van der Heijden holds a degree in law.

         Maurice J.J.J.M. Bergmans has served as Manager Belgium Operations of the Company since April 1998. He joined the Company in 1997 and he has served as business development manager of the Company since November 1997. From 1989 to 1996 he worked at Koning en Hartman B.V., a business unit of Getronics N.V., a publicly traded company in The Netherlands. At Koning en Hartman B.V. he held several positions in product marketing and management in the area of telephony and interactive voice response activities and services. Mr. Bergmans holds a degree in computer science.

         John J.L. de Rooij has served as Manager Business Services of the Company since October 1995. From 1989 to 1995 he served as sales manager at Lanier Office Products, initially as sales manager for fax and copier products for The Netherlands and subsequently for the entire Benelux region. The last three years at Lanier's he acted as the European Training Manager. From 1986 to 1989 he served as account manager for Wang Laboratories, The Netherlands. Mr. de Rooij holds a degree in biology.

         Jaap J.R. Zuiderveld has served as Manager Local Access Services of the Company since January 1999. From 1996 to 1999 he worked at KPN Telecom. At KPN Telecom he held several sales management positions, lastly as manager in the IT/Software sector. From 1993 to 1996 he served as Global Account Manager and in various other sales positions at BT(Worldwide) Ltd. From 1989 to 1993 he served as account manager and in various other sales positions at Rank Xerox, The Netherlands. Mr. Zuiderveld holds a degree in business administration.

         Attila Gultuna has served as Manager Product Marketing of the Company since November 1998. From 1997 to 1998 he was Manager Marketing and Business Intelligence at Enertel, a facility-based carrier in The Netherlands. From 1989 to 1997 he worked at KPN Telecom, in several positions in network development, strategic planning and product marketing in the area of both data and voice services. Mr. Gultuna holds a degree in electrical engineering.

         Leo Y.J. van der Veen has served as Finance Manager of the Company since November 1997. From 1995 to 1997 he worked as European Finance Manager at Morton Automotive Safety Products. From 1994 to 1995 he served as controller Benelux of Stratus Computers. From 1983 to 1993 he served as Director Finance & Administration Benelux and in various other financial positions at NCR Benelux. Mr. van der Veen holds a masters degree in international management from the American Graduate School of International Management and degrees in business administration and mechanical engineering.

         Ike Knuivers has served as Manager Network Operations of the Company since September 1998. From 1994 to 1998 he worked as Manager Network Services at CasTel, a CATV and telecom company in The Netherlands. From 1992 to 1994 he has served as Manager Projects of EDON, a utility company. From 1986 to 1992 he worked in various IT positions at HCS. From 1982 to 1986 he served as Training Manager Air Traffic Control systems for Holland Signaal in Apeldoorn. Mr. Knuivers holds a degree in electronics and computer science.

         Peter F. Mallee has served as Manager Customer Care of the Company since February 1999. From 1994 to 1998 he worked in various positions at Dedicate Information Technology Services Group, an outsourcing company in The Netherlands, lastly in the position of Director Sales and Marketing. During 1994 he served as General Manager of LCI Integration Services BV. From 1989 to 1994 he served as EDP Manager for the Netherlands Ministry of Finance. Mr. Mallee holds a degree in information technology.

                 ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS

         The total aggregate compensation for the Supervisory Board of the Company as a group for 1998 was NLG 34,477. The total aggregate compensation (including amounts paid pursuant to management and consulting agreements) of all executive officers (including the Managing Director) of the Company as a group for 1998 was NLG 3,341,108. See "Item 13: Interest of Management in Certain Transactions -- Additional Agreements."

         During 1998, VersaTel did not accrue any amounts to provide pension, retirement and similar benefits to the executive officers of the Company or to any of the Managing or Supervisory Directors of the Company.


     ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

1997 Stock Option Plan

         In December 1996, VersaTel's shareholders approved the 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan provides for the grant of options to certain key employees of the Company to purchase depositary receipts issued for ordinary shares of the Company. Under the 1997 Plan, no options have been granted with an expiration date of more than five years after the granting of the option. The option exercise price is determined in the particular grant of the option.

         The option holder is not entitled to retain any depositary receipts received by the option holder as a result of the exercise of its option. Upon exercise of its option by the option holder, the option holder is required to offer the depositary receipts received by it to the Company or to another party designated by the Company at the Purchase Price (as defined in the 1997 Plan). Unless otherwise specified in the particular grant of the option, the Purchase Price will be the fair market value of the ordinary shares minus a penalty discount. The 1997 Plan contains provisions in the event of a dispute regarding the fair market value of the ordinary shares. The penalty discount, if any, is determined by the length of employment of the particular option holder.

         Pursuant to the Shareholders' Agreement, Telecom Founders, Cromwilld and NeSBIC must make available the shares underlying the depositary receipts to be issued under the 1997 Plan. As of December 31, 1998, 199,000 options to purchase 199,000 depositary receipts had been granted under the 1997 Plan and the Company does not intend to grant any more options under the 1997 Plan.

1998 Stock Option Plan

         In March 1998, VersaTel's shareholders approved the 1998 Stock Option Plan (the "1998 Plan"). The 1998 Plan allows the Company to grant options to employees to purchase depositary receipts issued for ordinary shares of the Company. The option period will commence at the date of the grant and will last five years. The option exercise price shall be the economic value of the depositary receipt at the date of the grant of the option. The 1998 Plan contains specific provisions for the determination of the economic value of the depositary receipts.

         The option holder is not entitled to retain any depositary receipts received by the option holder as a result of the exercise of its option. Upon exercise of its option by the option holder, the option holder is required to offer the depositary receipts received by it, within one year after the end of the option period, to the Company or to another party designated by the Company, at a purchase price equal to the economic value of the depositary receipts.

         As of December 31, 1998, 2,500,000 options to purchase 2,500,000 depositary receipts have been granted under the 1998 Plan and the Company does not intend to grant any more options under the 1998 Plan.

         The depositary receipts issued under both the 1997 Plan and the 1998 Plan will be administered by the Stichting Administratiekantoor VersaTel.

             ITEM 13: INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Shareholders' Agreement

         In December 1996, Telecom Founders, NeSBIC and Cromwilld entered into a participation and shareholders' agreement (the "Shareholders' Agreement"), which contains, among other things, provisions restricting the transfer of shares of the Company, provisions relating to appointment of members of the Management Board and the Supervisory Board and provisions with respect to the funding of the Company. The Shareholders' Agreement superseded a prior shareholders' agreement among VersaTel's initial shareholders. Pursuant to the Shareholders' Agreement, the Company issued new shares to the shareholders and certain shareholders provided subordinated convertible loans to the Company. These subordinated convertible loans have been converted into equity as part of the Recapitalization. As part of the Recapitalization, Paribas and NPM have agreed to be bound by the terms of the Shareholders' Agreement pursuant to deeds of accession and acknowledgment.

         The Shareholders' Agreement contains provisions restricting the transfer of shares of the Company (such provisions also provided for an amendment of the Articles of Association of the Company containing similar transfer restrictions). If a shareholder wishes to transfer its shares, it must first offer the other shareholders the right to purchase such shares. In addition, no shareholder may transfer its shares unless the transferee has accepted and agreed to be bound by the provisions of the Shareholders' Agreement, nor will the Company issue shares to any person unless such person accepts and agrees to be bound by the Shareholders' Agreement.

         The Shareholders' Agreement provides that the Supervisory Board of the Company shall be composed of four members. Each of NeSBIC and Cromwilld has the right to nominate one member of the Supervisory Board, whereas Telecom Founders has the right to nominate two members of the Supervisory Board, one of which will have to be reasonably acceptable to both NeSBIC and Cromwilld. As part of the Recapitalization and pursuant to an agreement between Paribas and Telecom Founders, Telecom Founders has agreed with Paribas to nominate the person to be designated from time to time by Paribas as one of its members of the Supervisory Board. The member of the Supervisory Board appointed upon nomination of NeSBIC shall have a deciding vote in case of a tie in votes. Pursuant to the Shareholders' Agreement, the Management Board requires the prior approval of the Supervisory Board for certain transactions. See "Item 10: Directors and Officers of Registrant -- Management Board."

         The Shareholders' Agreement will terminate upon any of the following events: (i) by written agreement of all the parties thereto (ii) the joint sale and transfer by the parties to the Shareholders' Agreement of the entire share capital of the Company or (iii) the listing of the entire share capital of the Company on any securities market.

         In November 1998, the Company amended its Articles of Association. As a result, the Company's authorized share capital is split into two classes of ordinary shares, Class A Shares and Class B Shares. VersaTel's current shareholders hold Class A Shares. As of December 31, 1998, no Class B Shares were issued. Upon exercise of the warrants issued in the First Offering and the Second Offering, such warrantholders will obtain Class B Shares. The Class B Shares are freely transferable. The warrants issued in the First Offering and Second Offering will not be exercisable for Class B Shares until the Company completes an initial public offering. The transfer of Class A Shares is subject to certain restrictions. Except for the restrictions on transferability of Class A Shares, the rights of each class of shares are identical.

Recapitalization

         In February 1998, as part of the Recapitalization, two of the three shareholders of the Company, Telecom Founders and NeSBIC, a subsidiary of Fortis, invested an additional NLG 7.2 million in equity capital in the Company. In addition, NeSBIC and Cromwilld, the third shareholder of the Company, converted their subordinated convertible notes totaling NLG 3.6 million into ordinary shares of the Company; and NeSBIC converted its NLG 4.5 million bridge loan into ordinary shares of the Company. The third component of the Recapitalization was comprised of a new equity investment by Paribas of NLG 12.8 million. Lastly, the Company received from Telecom Founders, NeSBIC, Paribas and NPM an additional NLG 15.0 million in equity capital immediately prior to the closing of the First Offering. As a result of the Recapitalization, the invested equity in the Company has increased from NLG 7.0 million to NLG 50.1 million.

Additional Agreements

         Mr. Greg Mesch is also a director of In o Touch Associates Ltd., a London-based telecommunications consulting company that performs services for the Company. The amounts paid by the Company in respect of these services are not material.

Related Transactions

         Paribas, an affiliate of Paribas Corporation, one of the initial purchasers in the Second Offering, holds 18.7% of the ordinary shares of the Company, and Mr. Hans Wackwitz has served on the Supervisory Board of the Company on behalf of Paribas since August 1998. See "Item 10: Directors and Officers of the Registrant" and "Item 4: Control of Registrant."

                                     PART II

               ITEM 14: DESCRIPTION OF SECURITIES TO BE REGISTERED

                                 Not applicable.


                                    PART III

                    ITEM 15: DEFAULTS UPON SENIOR SECURITIES

                                      None.


      ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
                                   SECURITIES

                                      None.


                                     PART IV

                          ITEM 17: FINANCIAL STATEMENTS

                                 Not Applicable.


                          ITEM 18: FINANCIAL STATEMENTS

         Reference is made to Item 19(a) for a list of all financial statements filed as a part of this Annual Report on Form 20-F.


                   ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

         (a)      List of Financial Statements

                                                                                                          Page

Report of Independent Public Accountants................................................................. F-1
Consolidated Balance Sheets as of December 31, 1997 and 1998............................................. F-2
Consolidated Statements of Operations for the Years Ended December 31, 1997 and 1998..................... F-3
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1997 and 1998........... F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 1997 and 1998..................... F-5
Notes to Financial Statements............................................................................ F-6


         (b)      List of Exhibits

         The following is the list of exhibits attached to this Annual Report on Form 20-F.

Exhibit No.                          Description
-----------                          -----------

1(1)      --   Deed of Incorporation and Articles of Association (as amended) of the Company

2(1)      --   Indenture, dated May 27, 1998, between the Company and United
               States Trust Company of New York, as Trustee


3(2)      --   Indenture, dated December 3, 1998, between the Company and United
               States Trust Company of New York, as Trustee

4(1)      --   Escrow Agreement, dated May 27, 1998, between the Company and
               United States Trust Company of New York as Trustee and Escrow
               Agent

5(2)      --   Escrow Agreement, dated December 3, 1998, between the Company and
               United States Trust Company of New York as Trustee and Escrow
               Agent.
-----------

(1) Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File Number 333-59979) initially filed with the Securities and Exchange Commission on July 27, 1998 and incorporated herein by reference.
(2) Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File Number 333-70449) initially filed with the Securities and Exchange Commission on January 12, 1999 and incorporated herein by reference.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To VersaTel Telecom International N.V.

         We have audited the consolidated balance sheets as of December 31, 1997 and 1998 of VERSATEL TELECOM INTERNATIONAL N.V. (formerly known as VERSATEL TELECOM B.V.) and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in The Netherlands which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VersaTel Telecom International N.V. as of December 31, 1997 and 1998 and the result of their operations and their cash flows for each of the three years ended December 31, 1998, in conformity with United States generally accepted accounting principles.

ARTHUR ANDERSEN

Amsterdam, The Netherlands
February 16, 1999

                       VERSATEL TELECOM INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
(Amounts in thousands of Dutch guilders, except for share and per share amounts)


                                                                                1998                   1997
                                                                                ----                   ----
                                                                                 NLG                    NLG
                                                        ASSETS
Current Assets:
  Cash....................................................................     372,014                 1,346
  Restricted cash, current portion........................................      89,752                    76
  Accounts receivable.....................................................       7,902                 1,804
  Inventory...............................................................       1,083                   418
  Prepaid expenses and other..............................................      12,909                 1,995
                                                                              --------              --------
      Total current assets................................................     483,660                 5,639
                                                                              --------              --------
Fixed Assets:
  Property and Equipment, net.............................................      38,608                13,619
  Construction In Progress................................................      46,019                    --
                                                                              --------                    --
      Total fixed assets..................................................      84,627                13,619
                                                                              ========              ========

  Restricted cash, net of current portion.................................     121,804                    73
  Capitalized finance costs, net..........................................      28,750                    --
  Goodwill................................................................       4,556                    --
                                                                              --------                    --
         Total assets.....................................................     723,397                19,331
                                                                              ========              ========

                                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........................................................      39,863                20,674
  Due to related parties..................................................         806                   249
  Accrued liabilities.....................................................      28,005                 7,691
  Deferred income, current portion........................................          --                    98
  Current portion of capital lease obligations............................          71                   279
                                                                              --------              --------
      Total current liabilities...........................................      68,745                28,991
                                                                              --------              --------
Deferred Income, net of current portion...................................          --                   341
                                                                              --------              --------
Capital Lease Obligations, net of current portion.........................          37                   108
                                                                              --------              --------
Subordinated Convertible Shareholder Loans................................          --                 8,105
                                                                              --------              --------
Long Term Liabilities.....................................................         670                    --
                                                                              --------              --------
Long Term Debt (13 1/4% Senior Notes).....................................     688,018                    --
                                                                              --------              --------
Shareholders' Equity:
  Ordinary Shares, NLG 0.10 par value, 70,000,000 shares class A and 5,000,000 shares class B authorized, 9,579,643 shares A issued and outstanding at December 31, 1997 and 19,492,405 shares A issued and outstanding at December 31, 1998, no shares
  B issued................................................................       1,949                   958
Additional paid-in capital................................................      51,112                 6,037
Warrants..................................................................       5,212                    --
Accumulated deficit.......................................................     (92,346)               (25,209)
                                                                              --------              ---------
  Total shareholders' equity..............................................     (34,073)               (18,214)
                                                                              --------              ---------
      Total liabilities and shareholders' equity..........................     723,397                19,331
                                                                              ========              ========

                       VERSATEL TELECOM INTERNATIONAL N.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(Amounts in thousands of Dutch guilders, except for share and per share amounts)


                                                                          1998             1997           1996
                                                                          ----             ----           ----
                                                                           NLG              NLG            NLG
OPERATING REVENUES.................................................      39,561           18,896           6,428
OPERATING EXPENSES:
  Cost of Revenues, excluding depreciation.........................      31,821           17,405           4,954
  Selling, general and administrative..............................      47,733           17,527           5,485
  Depreciation and amortization....................................       6,473            3,237             453
                                                                       --------          -------         -------
            Total operating expenses...............................      86,027           38,169          10,892
                                                                       --------         --------        --------
        Operating loss.............................................     (46,466)         (19,273)         (4,464)
                                                                       --------        ---------        --------

OTHER INCOME (EXPENSES):
  Foreign currency exchange gains (losses), net....................       5,146              (53)             --
  Interest income..................................................      11,857               21               4
  Interest expense--third parties..................................     (37,522)             (41)            (24)
  Interest expense--related parties................................        (145)            (514)           (249)
                                                                       --------         --------        --------
                                                                        (20,664)            (587)           (269)
                                                                       --------         --------        --------

        Net loss before income taxes...............................     (67,130)         (19,860)         (4,733)

PROVISION FOR INCOME TAXES.........................................          (7)              --              --
                                                                       --------         --------        --------

        Net loss...................................................     (67,137)         (19,860)         (4,733)
                                                                       ========        =========        ========

NET LOSS PER SHARE (Basic and Diluted) in NLG......................       (4.12)           (2.20)           (0.95)
Weighted average number of shares outstanding.....................   16,311,097        9,042,094        5,004,247

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              For the Years Ended December 31, 1998, 1997 and 1996
(Amounts in thousands of Dutch guilders, except for share and per share amounts)


                                   Number of                      Additional
                                     shares         Ordinary        paid-in                        Accumulated
                                   outstanding       shares         capital        Warrants          deficit           Total
                                 ---------------  -------------  -------------  ---------------   ----------------  ------------
                                                       NLG            NLG             NLG              NLG              NLG

Balance
  at December 31, 1995........         4,950,000            495             --              --               (616)         (121)
Shareholder
   contributions..............         3,960,000            396          4,604              --                 --         5,000
   Net loss...................                --             --             --              --             (4,733)       (4,733)
                                 ---------------   ------------  -------------   -------------            -------      --------
Balance
   at December 31, 1996.......         8,910,000            891          4,604              --             (5,349)          146
Shareholder
   contributions..............           669,643             67          1,433              --                 --         1,500
   Net loss...................                --             --             --              --            (19,860)      (19,860)
                                 ---------------  -------------  -------------    ------------            -------      --------
Balance,
   December 31, 1997..........         9,579,643            958          6,037              --            (25,209)      (18,214)
Shareholder
   contributions..............         9,847,762            985         44,750           5,212                 --        50,947
Shares issued for
acquisition...................            65,000              6            325              --                 --           331
Net loss......................                --             --             --              --            (67,137)      (67,137)
                                  --------------  -------------  -------------   -------------            -------      --------
Balance,
   December 31, 1998..........        19,492,405          1,949         51,112           5,212            (92,346)      (34,073)
                                      ==========   ============    ===========     ===========         ==========      ========

                       VERSATEL TELECOM INTERNATIONAL N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For The Years Ended December 31, 1998, 1997 and 1996
(Amounts in thousands of Dutch guilders, except for share and per share amounts)

                                                                         1998              1997             1996
                                                                         ----              ----             ----
                                                                          NLG               NLG              NLG
Cash Flows from Operating Activities:
   Net loss.....................................................       (67,137)        (19,860)           (4,733)
Adjustments to reconcile net loss to
   net cash used in operating activities--
      Depreciation and amortization.............................         6,473           3,237               453
      Amortization finance cost.................................         1,250              --                --
      Restricted cash...........................................           149               4                --
      Deferred income...........................................          (440)            440                --
   Changes in other operating assets and liabilities
      Accounts receivable.......................................        (6,098)           (595)           (1,157)
      Inventory.................................................          (665)           (282)             (114)
      Prepaid expenses and other................................       (10,914)         (1,963)              330
      Accounts payable..........................................        19,189          18,716             1,754
      Due to related parties....................................           557              30               218
      Accrued liabilities.......................................        20,314           6,038             1,531
                                                                --------------    ------------     -------------
         Net cash provided by (used in)
           operating activities.................................       (37,322)          5,765            (1,718)
                                                                -------------     ------------     -------------
Cash Flows from Investing Activities:
   Capital expenditures.........................................       (77,255)        (14,516)           (2,569)
   Goodwill paid on acquisition.................................        (4,781)             --                --
                                                                --------------    ------------     -------------
         Net cash used
           in investing activities..............................       (82,036)        (14,516)           (2,569)
                                                                --------------    ------------     -------------
Cash Flows from Financing Activities:
   Proceeds from (redemptions of)
      capital lease obligations.................................          (279)           (193)              421
   Proceeds from (repayments of) subordinated
      convertible shareholder loans.............................        (8,105)          4,500             3,150
   Proceeds from long term liabilities..........................           670              --                --
   Proceeds from long term debt (13 1/4% Senior Notes)..........       688,018              --                --
   Restricted cash..............................................      (211,556)             --                --
   Finance cost.................................................       (30,000)             --                --
   Warrants.....................................................         5,212              --                --
   Shareholder contributions....................................        46,066           1,500             5,000
                                                                --------------    ------------     -------------
         Net cash provided by financing activities..............       490,026           5,807             8,571
                                                                --------------    ------------     -------------

Net Increase (Decrease) in Cash.................................       370,668          (2,944)            4,284
Cash, beginning of the year.....................................         1,346           4,290                 6
                                                                --------------    ------------     -------------
Cash, end of the year...........................................       372,014           1,346             4,290
                                                                ==============    ============     =============
Supplemental Disclosures of Cash Flow Information:
   Cash paid for--
      Interest (net of amounts capitalized).....................        26,260             510                96
      Income taxes..............................................            --              --                --

                       VERSATEL TELECOM INTERNATIONAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Amounts in thousands, except share and per share amounts)

1.  General

         Versatel Telecom International N.V., formerly known as VersaTel Telecom B.V. ("VersaTel" or the "Company"), incorporated in Amsterdam on October 10, 1995, provides international and national telecommunication services in the Benelux region.

2.  Financial Condition and Operations

         For the year ended December 31, 1998, the Company had a loss from operating activities of NLG 46,466. In addition, the Company had an accumulated deficit of NLG 92,346 as of December 31, 1998.

         Although the Company expects to incur operating losses and net losses for the foreseeable future as it incurs additional costs associated with the development and expansion of the Company's network, the expansion of its marketing and sales organization and the introduction of new telecommunications services, it has a positive working capital of NLG 414,915 at December 31, 1998, which should enable it to continue its operations through December 31, 1999.

3.  Significant Accounting Principles

(a)      Basis of Presentation

         The accompanying consolidated financial statements of the company have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The Company maintains its accounts under Dutch tax and corporate regulations and has made certain out-of-book memorandum adjustments to these records presenting the accompanying financial statements in accordance with U.S. GAAP.

(b)      Principles of Consolidation

         The accompanying consolidated financial statements include the operations of the following wholly-owned (directly or indirectly) subsidiaries:

                  -  VersaTel Telecom Europe B.V.
                  -  Bizztel Telematica B.V.
                  -  CS Net B.V.
                  -  VersaTel Telecom Netherlands B.V.
                  -  VersaTel Telecom Belgium N.V.
                  -  CS Engineering B.V.

      The results of the subsidiaries are included from the respective dates of acquisition or incorporation by the Company during 1998. All significant intercompany accounts and transactions have been eliminated.

      On May 29, 1998 and August 10, 1998 the Company acquired the shares of Bizztel Telematica B.V. ("Bizztel") in two phases. The key figures of Bizztel as included in the December 31, 1998 financial statements of VersaTel are sales of NLG 269, total assets NLG 189, total equity of NLG (722) and net loss for the period of NLG (257).

      The Company applied the purchase accounting method. The goodwill, being the difference between the purchase price amounting to NLG 1,132 in total and the net asset value as of acquisition date, is being capitalized and amortized in 5 years.

      On November 6, 1998 the Company acquired the shares of CS Net B.V., which owns 100% of the shares of CS Engineering B.V. (together "CS Net"). The key figures of CS Net as included in the December 31, 1998 financial statements of VersaTel are sales of NLG 897, total assets NLG 1,332, total equity of NLG 921 and net income for the period of NLG 80.

      The Company applied the purchase accounting method. The goodwill, being the difference between the purchase price amounting to NLG 3,307 in cash and 65,000 shares of VersaTel (valued at NLG 5.10 per share for the purpose of determining the goodwill) and the net asset value as of acquisition date, is being capitalized and amortized in 10 years. Furthermore, an earn-out arrangement with the former shareholders has been agreed-upon. Any payments resulting from this earn-out arrangement will be recorded as an adjustment to the purchase price upon the time they become certain.
No such adjustments have yet been recorded.

      For both entities, pro forma financial statements have been omitted for materiality reasons.

(c)   Foreign Currency Transactions

      The Company's functional currency is the Dutch guilder. Transactions involving other currencies are converted into Dutch guilders using the exchange rates which are in effect at the time of the transactions.

      At the balance sheet date, monetary assets and liabilities which are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency remeasurements are reflected in the accompanying statements of operations.

(d)   Inventory

      Inventory, consisting primarily of dialers to be installed at customer locations, is stated at the lower of cost (first-in, first-out) or market value.

(e)   Advertising expenses

      Advertising costs are expensed as incurred, and amounted to NLG 1,224, NLG 1,972 and NLG 5,259 in 1996, 1997 and 1998 respectively.

(f)   Intangible assets

      Goodwill originating from the acquisition of investments represents the difference of the net asset value and the acquisition cost of the investments at the time of the acquisition. The goodwill is amortized on a straight-line basis over a period varying from 5 to 10 years. Total accumulated amortization per December 31, 1998 amounts to NLG 226.

      Deferred financing costs are costs incurred in connection with the issuance of Senior Notes (the "Notes") during 1998 by the Company. Amortization is being recorded over the term of the Notes as interest expense in the consolidated statement of operations.

(g)   Recognition of Operating Revenues and Cost of Revenues

      Operating revenues are recognized when the service is rendered. Cost of revenues is recorded in the same period as the revenues are recorded.

      The cost of telecommunication usage charged by the third party carriers to the Company in connection with the telecommunication services rendered by the Company to its customers, as well as other telecommunication costs, including leased lines, are included in cost of revenues.

(h)   Segmental reporting

      Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" has been issued and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires certain disclosures about business segments of an enterprise, if applicable. The adoption of SFAS No. 131 did not have an effect on the Company's financial statements, as the Company currently manages its operations as one segment under the guidelines of the new standard.

(i)   Recently issued accounting standards

      In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued the Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of the SOP have been met, directly attributable development costs should be capitalized. It also provides guidance on the treatment of upgrade and maintenance expenditures. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs incurred prior to initial application of this SOP, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. The Company has adopted this SOP in its 1998 consolidated financial statements.

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured as its fair value. It also requires that changes in the derivative's fair value be recognized currently into earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

      SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and can not be applied retroactively. The company has not yet quantified the impacts of adopting SFAS No. 133 on the financial statements and has not determined the timing or method of adoption of SFAS No. 133.

4.  Recapitalization

      To increase the equity of the Company by means of the conversion of subordinated debt and cash contribution by its shareholders, the Company has completed a four part recapitalization in 1998.

      The Subordinated Convertible Shareholder Loans were converted into Ordinary Shares of the Company in February and April 1998. Furthermore, additional cash contributions in equity capital were received in April and May 1998 amounting to NLG 43,100 in total.

5.  Restricted Cash

      Restricted cash balances of NLG 149 and NLG 211,556 at December 31, 1997 and 1998, respectively, include mainly amounts restricted in connection with the payment of interest to the holders of the Senior Notes, and bank guarantees to the lessors of the Company's buildings.

      The amounts restricted in connection with interest payments to the holders of the Notes include the interest to be paid until May 15, 2001 over the first tranche of Senior Notes and the interest to be paid until November 15, 2001 over the second tranche of Senior Notes, which have restricted balances of NLG 125,777 and NLG 85,779 respectively. The (total) current portion is presented as Current portion of restricted cash. The non-current portion is presented as Restricted Cash, net of current portion.

      The bank guarantee to the lessors terminates upon cancellation of the lease agreements for the respective buildings, and amounted to NLG 90.

6.  Accounts receivable

      Accounts receivable are presented net of an allowance for doubtful accounts of NLG 65 and NLG 347 at December 31, 1997 and 1998 respectively.

7.  Prepaid Expenses and Other

      Prepaid Expenses and Other as of December 31, 1998 and December 31, 1997 include an amount of NLG 5,897 and NLG 1,564 respectively which relates to value added taxes.

8.    Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the related asset. Property and equipment operated by the Company under a capital lease agreement are capitalized.

      Listed below are the major classes of property and equipment and their estimated useful lives in years as of December 31, 1998 and 1997:

                                                          Useful Life                1998                 1997
                                                          -----------                ----                 ----
                                                                                      NLG                  NLG
Leasehold improvements.................................              5               3,555                  911
Telecommunications equipment...........................           2-10              37,264               14,750
Other..................................................            3-5               7,929                1,546
                                                                            --------------     ----------------
         Property and equipment........................                             48,748               17,207
         Less: Accumulated depreciation................                             10,140                3,588
                                                                             -------------     ----------------
         Property and equipment, net...................                             38,608               13,619
                                                                             =============      ===============

         Presented under deferred income is cash received in connection with the sublease by the company of part of its building. As the sublease was terminated in 1998, the amount is no longer recorded in the December 31, 1998 balance sheet.

9.  Construction In Progress

         The Company continues to build out its network in the Benelux region and securing rights-of-way. The resulting assets as of December 31, 1998 have been recorded at cost under the caption "Construction in progress."

         During the time of the construction interest is capitalized at a rate of 13 1/4%, the total capitalized interest at December 31, 1998 being NLG 1,393.

10.   Capital Lease Obligations

         The Company entered into a master lease agreement with a finance company to lease certain telecommunications and EDP equipment.

         Commitments for minimum rentals under non-cancellable leases at the end of 1998 are as follows:

         1999...................................................  NLG         73
         2000...................................................              19
         2001...................................................              19
         2002...................................................               4
                                                                  --------------
         Total minimum lease payments...........................             115
         Less amount representing interest......................               7
                                                                  --------------
         Present value of net minimum lease payments,
         including maturities of NLG 71.........................  NLG       108
                                                                  -------------

Property, plant and equipment at year-end include the following amounts for capitalized leases:

                                                            1998            1997
                                                     -----------     -----------
         Telecommunications equipment...........     NLG     820     NLG     820
         Other..................................              28              28
                                                     -----------     -----------
                                                             848             848
         Less allowances for depreciation.......             740             461
                                                     -----------     -----------

                                                     NLG     108     NLG     387

11.  Senior Notes

         In May 20, 1998 and November 17, 1998 the company issued two tranches of Senior Notes for respectively USD 225,000 and USD 150,000 with an interest rate of 13 1/4% due 2008, and warrants to purchase respectively 1,500,000 and 1,000,050 shares at an exercise price of NLG 5.10 per share respectively.

         The discount on the second tranche of Senior Notes (amounting to 4%) is netted against the Notes and will be amortized on a straight-line basis over a period equal to the Senior Note. The amortization charge is treated as interest expense in the income statement.

         SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet. The carrying amounts reported in the consolidated balance sheets for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. The carrying amount of the Company's borrowings under the long-term debt agreements approximates fair value as the interest rates on these long-term debts approximates the current market interest rates.

12.  Employee Benefit Plans

         The Company has established two stock option plans: the 1997 Stock Option Plan (the "1997 Plan") and the 1998 Stock Option Plan (the "1998 Plan").

         The 1997 Plan provides for the grant of options to certain key employees of the Company to purchase depositary receipts issued for Ordinary Shares of the Company. Under the 1997 Plan, no options may be granted with an expiration date of more than five years after the granting of the option. The options will be granted for free with an exercise price to be determined in the particular grant of the option.

         The option holder is not entitled to retain any depositary receipts received by the option holder as a result of the exercise of its option. Upon exercise of its option by the option holder, the option holder is required to offer the depositary receipts received by it to the Company or to another party designated by the Company, at the Purchase Price (as defined in the 1997 Plan). Unless otherwise specified in the particular grant of the option, the Purchase Price will be the fair market value of the Ordinary Shares minus a penalty discount. The 1997 Plan contains provisions in the event of a dispute regarding the fair market value of the Ordinary Shares. The penalty discount, if any, is determined by the length of employment of the particular option holder.

         Pursuant to the Shareholders' Agreement, Telecom Founders, Cromwilld and NeSBIC must make available the shares underlying the depositary receipts to be issued under the 1997 Plan.

         As of December 31, 1998, 199,000 options to purchase 199,000 depositary receipts had been granted under the 1997 Plan and the Company does not intend to grant any more options under the 1997 Plan.

         The 1998 Plan provides for the grant of options to employees to purchase depositary receipts issued for Ordinary Shares of the Company. The option period will commence at the date of the grant and will last five years. The option exercise price shall be the economic value of the depositary receipt at the date of the grant of the option. The 1998 Plan contains specific provisions for the determination of the economic value of the depositary receipts.

         The option holder is not entitled to retain any depositary receipts received by the option holder as a result of the exercise of its option. Upon exercise of its option by the option holder, the option holder is required to offer the depositary receipts received by it, within one year after the end of the option period, to the Company or to another party designated by the Company, at a purchase price equal to the economic value of the depositary receipts.

         As of December 31, 1998, 2,500,000 options to purchase 2,500,000 depositary receipts have been granted under the 1998 Plan.

         The fair value of the depository receipts at the date of the grant equals the exercise price of the options granted under the 1998 Stock Option Plan. This value was based on transactions conducted on an at arm's length basis, with third parties becoming shareholders.

         The depositary receipts issued under both the 1997 Plan and the 1998 Plan will be administered by the Stichting Administratiekantoor Versatel.

         In October 1995, FASB Statement No. 123 "Accounting for Stock-Based Compensation" was issued. The Company has adopted the disclosure provisions of FASB Statement No. 123 in 1997, but opted to remain under the expense recognition provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for options granted under the Stock Option Plans. Accordingly, for the years ended December 31, 1997 and 1998 no compensation was recognized for options granted under these schemes. Had compensation cost for stock options awarded under these plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                             1998        1997
                                                             ----        ----
                                                              NLG         NLG

Net Loss:                                 As reported     (67,137)     (19,860)
                                          Pro forma       (69,405)     (19,887)
Net loss per share (basic and diluted):   As reported       (4.12)       (2.20)
                                          Pro forma         (4.12)       (2.20)

      The movement in options outstanding during the two years ended December 31, 1997 and 1998 is summarized in the following table:

                                               Number of            Weighted
                                            Shares subject      Average Exercise
                                               to Option              Price

      Outstanding at January 1, 1997                     --                 --
      Granted during 1997                           199,000           NLG 1.09
                                           ----------------
      Outstanding at December 31, 1997              199,000           NLG 1.09
      Granted during 1998                         2,500,000           NLG 4.53
                                           ----------------
      Outstanding at December 31, 1998            2,699,000           NLG 4.28
                                           ================

      The weighted average fair value of options granted in the year ended December 31, 1998 was estimated at NLG 0.91 as at the date of grant using the Black-Scholes stock option pricing model. The following weighted average assumptions were used: dividend yield of 0.00% per annum, annual standard deviation (volatility) of 0.00%, risk free interest rate of 4.46% and expected term of 5 years.

      For options granted in the year ended December 31, 1998 with an exercise price equal to market price at grant date, the weighted average exercise price and fair value at grant date were estimated at NLG 4.53 and NLG 0.91 respectively.

      The exercise prices for options outstanding at the end of the year ranged from NLG 0.59 to NLG 5.10, with a weighted average exercise price of NLG 4.28 and a remaining contractual life of 4.28 years.

      The following table summarises information about the stock options outstanding 31 December 1998:


                                               Options outstanding                   Options currently exercisable
----------------------------------------------------------------------------------------------------------------------------
                                                   Weighted           Weighted
          Range                                    average             average
       of exercise                                remaining           exercise                           Weighted average
         prices                 Number         contractual life         price            Number          exercise price
        --------                ------         ----------------        ------            ------         ---------------
      NLG 0 - 0.99              49,500               3.0                0.59             49,500               0.59
      NLG 1 - 1.99             149,500               3.5                1.26            149,500               1.26
      NLG 2 - 2.99                __                  __                 __                __                  __
      NLG 3 - 3.99                __                  __                 __                __                  __
      NLG 4 - 4.99           2,175,000               4.46               4.45          2,175,000               4.45
      NLG 5 - 5.99             325,000               4.46               5.10            325,000               5.10

13.  Taxes

      The Company had income tax carry-forwards of approximately NLG 8,200 at December 31, 1997 and NLG 42,300 at December 31, 1998, which may be utilized to reduce future income taxes payable.

      The income tax carry-forwards do not expire and can be utilized indefinitely under Netherlands tax legislation. A valuation allowance has been established for the entire amount of the Net Operating Loss carry-forwards due to the uncertainty of its recoverability.

      There were no significant temporary differences which gave rise to deferred tax assets and liabilities at December 31, 1997. At December 31, 1998 a temporary difference has arisen due to the different treatment of finance costs for fiscal purposes. No deferred taxes have been recorded in this respect.

14.  Net Sales

      The geographical composition of net sales is as follows:
                                                                      1998
         The Netherlands..................................     NLG        39,324
         Belgium..........................................                   237
                                                               -----------------
      Total...............................................     NLG        39,561
                                                               =================

      In 1996 and 1997, all sales were realized in the Netherlands.

15.  Related Party Transactions

      At December 31, 1997 and 1998 the Company had various accounts payable to and accruals outstanding relating to related parties. These related mainly to interest payable on the subordinated convertible shareholder loans of approximately NLG 199 at December 31, 1997.

      In the normal course of business, the Company uses a consultancy firm in which one of the Company's officers is a director. Accounts payable to this consultancy firm at December 31, 1998 amounted to NLG 806 and the 1998 expense to the Company in this respect was approximately NLG 3,300.

16.  Rent and Operating Lease Commitments

      Future minimum commitments in connection with rent and other operating lease agreements are as follows at December 31, 1998:

         1999.......................................        NLG           4,635
         2000.......................................                      4,571
         2001.......................................                      4,571
         2002.......................................                      4,313
         2003.......................................                      2,092
         2004 and further...........................                      2,352
                                                            -------------------
                                                            NLG          22,534

       Rent and operating lease expenses amounted to approximately NLG 585 in 1997 and NLG 1,937 in 1998. The main part of future commitments relates to the renting of Points-of-Presence ("POP's") for a ten-year period.

17.  Commitments Not Reflected in the Balance Sheet

       Commitments in connection with the roll-out of the Company's network, not yet recorded on the balance sheet amount to approximately NLG 75 million as of December 31, 1998. Reference is made to Note 9.

18.  Legal Proceeding

       One of the shareholders of the Company objected to the Recapitalization as described under Note 4, and to the issuance of the two tranches of Senior Notes as described under Note 11, and threatened to challenge in court certain of VersaTel's actions in connection with the Recapitalization and the issuance of the Notes. In January 1999, this shareholder filed, pursuant to art. 2:345 of the Netherlands Civil Code, a petition with the Enterprise Chamber of the Court of Appeals in Amsterdam requesting the appointment of one or more experts to investigate the management and affairs of VersaTel. If this request will be granted, the person or persons appointed by the court will file a report with the court upon conclusion of the investigation. The Netherlands Civil Code provides that if the findings in such report indicate the mismanagement of the company involved, the Enterprise Chamber of the Court of Appeals may, in its discretion, at the request of either the petitioner, the other shareholders of the company representing at least 10% of the outstanding share capital, or the Solicitor-General with the Court of Appeals, take one or more of the following actions: (i) suspend or dismiss one or more of the managing or supervisory directors; (ii) appoint on a temporary basis one or more managing or supervisory directors; (iii) deviate on a temporary basis from such provisions of the articles of association of the company as indicated by the court; (iv) transfer shares in the company on a temporary basis; and (v) dissolve the company.

       Based upon advice from the Company's legal counsel, it is unlikely that this objection would have a material impact on the Company's consolidated balance sheets or statements of operations.

       Pursuant to the requirements of Section 12 of the Securities and Exchange Act 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        VERSATEL TELECOM INTERNATIONAL N.V.


Dated:  March 30, 1999                  By:   /s/ R. Gary Mesch
                                             ----------------------

                                        Name:  R. Gary Mesch
                                        Title: Managing Director

                                        By:   /s/ Raj Raithatha
                                             ----------------------

                                        Name:  Raj Raithatha
                                        Title: Chief Financial Officer

                                INDEX TO EXHIBITS



Exhibit No.                         Description
-----------                         -----------

1(1)      --   Deed of Incorporation and Articles of Association (as amended)
               of the Company

2(1)      --   Indenture, dated December 3, 1998, between the Company and United
               States Trust Company of New York, as Trustee

3(2)      --   Indenture, dated May 27, 1998, between the Company and United
               States Trust Company of New York, as Trustee

4(1)      --   Escrow Agreement, dated May 27, 1998, between the Company and
               United States Trust Company of New York as Trustee and Escrow
               Agent

5(2)      --   Escrow Agreement, dated December 3, 1998, between the Company and
               United States Trust Company of New York as Trustee and Escrow
               Agent.
-----------

(1) Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File Number 333-59979) initially filed with the Securities and Exchange Commission on July 27, 1998 and incorporated herein by reference.
(2) Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File Number 333-70449) initially filed with the Securities and Exchange Commission on January 12, 1999 and incorporated herein by reference.