Form 20-F
period 1999-12-31
VERSATEL TELECOM INTERNATIONAL N V
filed 2000-03-20
CIK 1066930

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                   FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED: DECEMBER 31, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM           TO

                        COMMISSION FILE NUMBER 333-59979
                      VERSATEL TELECOM INTERNATIONAL N.V.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                THE NETHERLANDS
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

  PAALBERGWEG 36,1105 BV AMSTERDAM ZUIDOOST, THE NETHERLANDS, +31 20 750 1000
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
           American Depositary Shares, each representing one ordinary share, par value NLG 0.05 per share
           Ordinary shares, par value NLG 0.05 per share

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                                      none

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:
           $225,000,000 13 1/4% Senior U.S. Dollar Notes due 2008
           $150,000,000 13 1/4% Senior U.S. Dollar Notes due 2008
           $180,000,000 11 7/8% Senior U.S. Dollar Notes due 2009
           E120,000,000 11 7/8% Senior Euro Notes due 2009

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

               Ordinary shares issued and outstanding: 79,224,986

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
                              Yes  X      No  ___
Indicate by check mark which financial statement item the Registrant has elected to follow:

                          Item 17 ___      Item 18  X

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Introduction and Exchange Rate Information..................   ii
Cautionary Statement for Purposes of the "Safe Harbor"
            Provisions of the United States Private
            Securities Litigation Reform Act of 1995........   iv
                              PART I
ITEM 1:   DESCRIPTION OF BUSINESS...........................    1
                 Overview...................................    1
                 Business Strategy..........................    2
                 Recent Developments........................    3
                 Our Network................................    5
                 Products and Services......................    8
                 Sales and Marketing........................   10
                 Customers..................................   11
                 Customer Service...........................   11
                 Billing and Information Systems............   12
                 Minority Holdings..........................   12
                 Competition................................   13
                 Regulation.................................   13
                 Intellectual Property......................   19
                 Employees..................................   19
                 VersaPoint.................................   20
                 Certain Risks Which May Affect Our
                Business....................................   23
ITEM 2:   DESCRIPTION OF PROPERTY...........................   35
ITEM 3:   LEGAL PROCEEDINGS.................................   36
ITEM 4:   CONTROL OF REGISTRANT.............................   36
ITEM 5:   NATURE OF TRADING MARKET..........................   37
ITEM 6:   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
            SECURITY HOLDERS................................   38
ITEM 7:   TAXATION..........................................   38
ITEM 8:   SELECTED FINANCIAL DATA...........................   52
ITEM 9:   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS.............   53
ITEM 9A:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
            MARKET RISK.....................................   61
ITEM 10:  DIRECTORS AND OFFICERS OF REGISTRANT..............   62
ITEM 11:  COMPENSATION OF DIRECTORS AND OFFICERS............   65
ITEM 12:  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
            SUBSIDIARIES....................................   65
ITEM 13:  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS....   66
                             PART II
ITEM 14:  DESCRIPTION OF SECURITIES TO BE REGISTERED........   67
                             PART III
ITEM 15:  DEFAULTS UPON SENIOR SECURITIES...................   67
ITEM 16:  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
            REGISTERED SECURITIES...........................   67
                             PART IV
ITEM 17:  FINANCIAL STATEMENTS..............................   67
ITEM 18:  FINANCIAL STATEMENTS..............................   67
ITEM 19:  FINANCIAL STATEMENTS AND EXHIBITS.................   68
Appendix A -- Glossary......................................  A-1

                   INTRODUCTION AND EXCHANGE RATE INFORMATION

     VersaTel Telecom International N.V. is a company with limited liability (naamloze vennootschap) organized under the laws of The Netherlands. Its principal executive offices are located at Paalbergweg 36, 1105 BV Amsterdam-Zuidoost, The Netherlands and its telephone number is +31 20 750 1000. Unless the context otherwise requires in this Annual Report on Form 20-F (the "Annual Report"), the terms the "Company," "VersaTel," "our company", "we" and "us" refer to VersaTel Telecom International N.V. and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company.

     VersaTel's financial statements that form part of this Annual Report are presented in Dutch guilders and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

     References to "U.S. dollars" or "$" are to United States dollars, references to "Dutch guilders" or "NLG" are to the currency of The Netherlands, references to "Belgian francs" or "BEF" are to the currency of Belgium, references to "Deutsche marks" and "DEM" are to the currency of Germany and references to "euros" or "E" are to the common currency of certain participating member states of the European Union. Solely for the convenience of the reader, we translate certain Dutch guilder amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Dutch guilder amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of Dutch guilders into U.S. dollars have been made at NLG 2.19 per $1.00, the noon buying rate in the City of New York for cable transfers in Dutch guilders as certified for customs purposes by the Federal Reserve Bank of New York ("Noon Buying Rate") on December 31, 1999. On March 17, 2000, the Noon Buying Rate was NLG 2.27 per $1.00.

DUTCH GUILDERS TO U.S. DOLLARS

     The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for Dutch guilders expressed in Dutch guilders per U.S. dollar through December 31, 1998 and, for periods thereafter, the exchange rate of Dutch guilders per U.S. dollar (calculated based on the Noon Buying Rate for euro). On December 31, 1999, the exchange rate for Dutch guilders per U.S. dollar (calculated based on the Noon Buying Rate of euro per U.S. dollar on such date) was NLG 2.19 per $1.00.

                                                                           PERIOD
                        PERIOD                           HIGH    LOW     AVERAGE(1)    PERIOD END
                        ------                           ----    ----    ----------    ----------
1995...................................................  1.75    1.52       1.60          1.60
1996...................................................  1.76    1.61       1.69          1.73
1997...................................................  2.12    1.73       1.95          2.03
1998...................................................  2.09    1.81       1.98          1.88
1999...................................................  2.20    1.87       2.08          2.19
2000 (through March 17)................................  2.31    2.13       2.27          2.27

---------------

(1) The average of the Noon Buying Rates on the last day of each full month during the period.

     Netherlands law does not impose restrictions that would affect the remittance of dividend or other payments to nonresident holders of the ordinary shares or any other foreign exchange controls. Fluctuations in the exchange rate between the Dutch guilder and the U.S. dollar in the past are not necessarily indicative of fluctuations that may occur in the future.

BELGIAN FRANCS TO U.S. DOLLARS

     The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for Belgian francs expressed in Belgian francs per U.S. dollar through December 31, 1998 and, for periods thereafter, the exchange rate of Belgian francs per U.S. dollar (calculated based on the Noon Buying Rate for euro). On December 31, 1999, the exchange rate for Belgian francs per U.S. dollar (calculated based on the

Noon Buying Rate of euro per U.S. dollar on such date) was BEF 40.06 per $1.00. The exchange rate of the Luxembourg franc to the U.S. dollar is the same as that of the Belgian franc to the U.S. dollar.

                                                                           PERIOD
                        PERIOD                           HIGH    LOW     AVERAGE(1)    PERIOD END
                        ------                           ----    ----    ----------    ----------
1995...................................................  32.14   27.94     29.47         29.43
1996...................................................  32.27   29.50     30.97         31.71
1997...................................................  38.82   31.76     35.81         37.08
1998...................................................  38.50   33.19     36.31         34.36
1999...................................................  40.28   34.15     38.14         40.06
2000 (through March 17)................................  42.20   39.03     41.59         41.61

---------------

(1) The average of the Noon Buying Rates on the last day of each full month during the period.

     Fluctuations in the exchange rate between the Belgian franc and the U.S. dollar in the past are not necessarily indicative of fluctuations that may occur in the future.

DEUTSCHE MARKS TO U.S. DOLLARS

     The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for Deutsche marks expressed in Deutsche marks per U.S. dollar through December 31, 1998 and, for periods thereafter, the exchange rate of Deutsche marks per U.S. dollar (calculated based on the Noon Buying Rate for euro). On December 31, 1999, the exchange rate for Deutsche marks per U.S. dollar (calculated based on the Noon Buying Rate of euro per U.S. dollar on such date) was DEM 1.94 per $1.00.

                                                                           PERIOD
                        PERIOD                           HIGH    LOW     AVERAGE(1)    PERIOD END
                        ------                           ----    ----    ----------    ----------
1995...................................................  1.56    1.36       1.43          1.43
1996...................................................  1.57    1.44       1.51          1.54
1997...................................................  1.88    1.54       1.74          1.80
1998...................................................  1.85    1.64       1.76          1.67
1999...................................................  1.95    1.66       1.85          1.94
2000 (through March 17)................................  2.05    1.89       2.02          2.02

---------------

(1) The average of the Noon Buying Rates on the last day of each full month during the period.

     Fluctuations in the exchange rate between the Deutsche mark and the U.S. dollar in the past are not necessarily indicative of fluctuations that may occur in the future.

U.S. DOLLARS TO EURO

     Each of The Netherlands, Belgium, Luxembourg and Germany has adopted the euro as of January 1, 1999. The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for euros expressed in U.S. dollars per euro. On December 31, 1999, the exchange rate for U.S. dollars per euro (calculated based on the Noon Buying Rate of U.S. dollar per euro for such date) was $1.01 per E1.00.

                                                                           PERIOD
                        PERIOD                           HIGH    LOW     AVERAGE(1)    PERIOD END
                        ------                           ----    ----    ----------    ----------
First Quarter 1999.....................................  1.18    1.07       1.11          1.08
Second Quarter 1999....................................  1.08    1.03       1.04          1.03
Third Quarter 1999.....................................  1.08    1.01       1.06          1.06
Fourth Quarter 1999....................................  1.09    1.00       1.02          1.01
First Quarter 2000 (through March 17)..................  1.03    0.96       0.97          0.97

---------------

(1) The average of the Noon Buying Rates on the last day of each full month during the period.

     Fluctuations in the exchange rate between the euro and the U.S. dollar in the past are not necessarily indicative of fluctuations that may occur in the future.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED
            STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

     -  our anticipated expansion plans for our network and growth strategies,

     - our expectations about the impact of our expansion plans on our revenue potential, cost basis and margins,

     -  our ability to compete, both nationally and internationally,

     -  our intention to introduce new products and services, and

     - anticipated trends and conditions in our industry, including regulatory reform and the liberalization of telecommunications services in Europe.

     In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Annual Report might not occur. Important factors that could cause actual results to differ materially from expectations reflected in such forward-looking statements ("cautionary statements") are disclosed in this Annual Report, including, without limitation, in conjunction with the forward-looking statements included in this Annual Report and under "Risk Factors". All subsequent written and oral forward-looking statements attributable to the company, its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by the cautionary statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Given these considerations, readers are cautioned not to place undue reliance on such forward-looking statements.

                                     PART I

                        ITEM 1:  DESCRIPTION OF BUSINESS

OVERVIEW

     We are a rapidly growing, competitive communications network operator in our target market of the Benelux and Northwest Germany. We are a leading alternative to the former monopoly telecommunications carriers in these regions. Our objective is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services, to customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to four targeted market segments:

     - Business Services -- small- and medium-sized businesses located throughout our target market.

     - Local Access Services -- high bandwidth users within our target market located near to and who may be directly connected with our network.

     - Data Services -- high bandwidth data customers with multiple sites throughout our target market.

     - Carrier Services -- other telecommunications, data and Internet service providers.

     We recently reorganized certain of our Internet activities into a separate business unit and appointed a new senior management team recruited primarily from UUNet to manage these activities. This unit, VersaTel Internet, will focus primarily on the small business and residential Internet market across Western Europe. VersaTel Internet will provide broadband Internet connectivity through DSL to deliver business-rich content, applications and simple web hosting to the small business market. VersaTel Internet will also provide consumer oriented content and Internet access. It will consist of:

     - Zon -- one of the largest residential ISP/portals in The Netherlands with over 400,000 subscribers.

     - VuurWerk -- a leading web hosting company in The Netherlands targeting small- and medium-sized businesses with over 12,000 web hosting customers and 35,000 domain name registrations.

     -  CS Net -- a business-to-business e-commerce facilitator.

     -  ITinera -- a Belgian web-hosting company and ISP.

     -  24hours -- a business ISP/portal and Application Service Provider
        ("ASP").

     We believe this reorganization will maximize our ability to accelerate our customer growth, develop our content and provide application services in order to capitalize swiftly on opportunities in the rapidly growing European Internet market. We believe our 50% stake in VersaPoint (described below) will provide us significant competitive advantages in providing DSL broadband access to both business and residential customers. We will continue to develop proprietary content, purchase content, and seek partnerships to create new content.

     We recently announced plans to create a new company with NorthPoint Communications to deliver digital subscriber line (DSL) services across Western Europe. This new company, VersaPoint, will combine NorthPoint's DSL network deployment and operations expertise with our established broadband local access network, DSL operations in the Benelux and Germany, and local market and regulatory experience in Europe. We believe that our relationship with VersaPoint will help us accelerate our ability to offer DSL services to customers in all of our target markets.

     Our fully integrated broadband network provides end-to-end connectivity to our customers. Our network has been designed to pass through all the major population and business centers in the Benelux and to connect city centers, business parks and buildings along its route. We believe that our recent German acquisitions along with the continued expansion of our network in Germany will further our ability to provide local access services to German customers. Our network's design consists of three fully integrated elements:

     - Backbone Infrastructure -- multiple, integrated fiber optic rings connecting major population and business centers in our target market.

     - Local Access Infrastructure -- high bandwidth fiber optic and radio connectivity to customers along our network route.

     - International Infrastructure -- fiber optic rings connecting our network with points of presence in London, Dusseldorf, Frankfurt and Paris.

     As of December 31, 1999, approximately 1,499 kilometers of fiber-ready duct in the Benelux has been constructed and we now have in service four self-healing rings consisting of approximately 1,370 kilometers of fiber. We have completed construction of a total of 13 business park rings and 3 city rings representing over 110 kilometers of operational local access fiber.

     As of December 31, 1999, we had over 30,000 customers and over 900 employees. Our revenues grew from NLG 39.6 million for the year ended December 31, 1998 to NLG 129.0 million for the year ended December 31, 1999. After giving pro forma effect to the acquisitions of Svianed and VEW Telnet our revenues would have been NLG 197.3 for the year ended December 31, 1999.

BUSINESS STRATEGY

     Our objective is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services to customers in our target market. The principal elements of our strategy are:

     - CONTINUE TO EXPAND OUR BROADBAND NETWORK. We intend to continue to expand our fully integrated broadband network to allow us to provide voice, data and Internet services to an increasing number of customers throughout our target market. We have designed our network to pass the major points of interconnection of other service providers and to connect to major Internet exchanges. In addition, we have started constructing the infrastructure to connect local-access customers in the Benelux to our network. We believe that the extension of our network to include Northwestern Germany will give us the ability to connect local access customers in this market to our network. We are also deploying the latest network technologies, such as IP over DWDM (dense wave division multiplexing) and DSL services. We intend to continue to identify and implement the most advanced technologies in order to maximize the capacity of our network and to expand our service offerings.

     - MAINTAIN FOCUS ON TARGETED CUSTOMER SEGMENTS. We believe the recent formation of our Internet division and our VersaPoint joint venture with NorthPoint Communications will allow our senior management to maintain focus on the operations of our core business by letting a separate group of senior managers concentrate on opportunities presented by the growth of the Internet and DSL services sectors. We have continued and will continue to tailor our network, sales, support and products to meet the needs of the small- and medium-sized business and high bandwidth users along our network within our target market.

     - EXPAND DSL SERVICES. We plan to generate additional revenue and traffic on our network by offering high speed, high capacity DSL data and Internet access service to business customers and to residential customers through our new Internet unit. We believe that our relationship with VersaPoint will help us to accelerate our ability to offer DSL services to customers in our target market as well as reduce the operating costs and capital expenditures associated with providing such services. We also plan to generate additional revenue by leasing our network to VersaPoint whenever possible to provide it with transmission capacity to link VersaPoint's DSL equipment located at "central offices" leased by VersaPoint from local PTTs. We believe the VersaPoint joint venture will capture a portion of the pan-European market DSL opportunity as well as accelerate our entrance into the German market.

     - EXPAND INTERNET ACTIVITIES. We plan to increase our Internet activities and pursue new initiatives in the Internet services area, primarily through our newly formed Internet division. This division will be managed by a separate team of executives, some of which have been recruited from MCI Worldcom's

       Internet subsidiary, UUNet. We believe this reorganization will maximize our ability to accelerate our customer growth, develop our content, and provide application services in order to capitalize on opportunities in the rapidly growing European Internet market.

     - DEVELOP BROADBAND WIRELESS AND MOBILE INITIATIVES. We intend to develop a presence in the Wireless Local Loop and third generation Mobile, or Universal Mobile Telecommunications Systems ("UMTS") activities that will be introduced in our target market by participating in the expected auction of licenses to provide such services. We believe that, if we are successful in this effort, a wireless product offering will be a valuable asset in serving our customers' needs.

     - FOCUS ON SUPERIOR CUSTOMER SERVICE. We strive to maintain a competitive advantage by providing superior customer service in terms of responsiveness, accuracy and quality. We believe that our target market has been particularly underserved by the PTTs and that providing a high level of customer service is a key element to attracting and retaining customers. We were one of the first communications companies in our target market to provide detailed monthly billing statements and monthly call management reports. We intend to continue investing in our customer care and operational support systems to enable us to maintain a competitive advantage.

     - PURSUE SELECTIVE ACQUISITIONS AND STRATEGIC RELATIONSHIPS. We plan to continue to acquire or enter into partnerships with other telecommunications, data and Internet service providers in order to accelerate the growth of our customer base, our network and our service portfolio. We have established a presence in Northwest Germany through our recent acquisition of VEW Telnet and expect to extend our presence in this region upon the completion of our pending acquisition of KomTel. In addition, through our formation of VersaPoint, we believe that we have established a means to eventually offer DSL services to customers throughout our target market. We will continue to pursue additional strategic relationships and selective acquisitions which will serve to accelerate the growth of or augment our existing operations.

RECENT DEVELOPMENTS

PENDING ACQUISITION OF KOMTEL

     On March 15, 2000 we announced that we had reached a definitive agreement to purchase 80% of the outstanding common shares of KomTel, a leading alternative fiber network operator in the Schleswig-Holstein and Hamburg regions of Northern Germany, from the electric utility company, Stadtwerke Flensburg GmbH and other shareholders.

     Under the agreement, we have agreed to pay E 61.6 million in cash and will repay at closing or assume approximately E 13.0 million of existing debt. Stadtwerke Flensburg will retain a 20% interest in KomTel until 2002 at which point we have an option to purchase and Stadtwerke Flensburg has the right to sell, the remaining 20% for E 15.4 million.

     We believe our acquisition of KomTel, together with our recent acquisition of VEW Telnet, will allow us to further develop our German operations in a region with a population of 4.5 million and more than 150,000 addressable businesses. At December 31, 1999, KomTel had more than 3,000 business customers, 38,000 Internet customers and 160 employees.

     Through KomTel, we will gain access to 1,078 km of fiber optic network, (most of which is leased) containing an average of 32 fibers. KomTel also operates in 27 central office locations and VersaTel expects KomTel to connect an additional 39 central office sites to its network by the end of 2000.

VERSAPOINT

     On March 8, 2000, we entered into a joint venture agreement with NorthPoint Communications Group, Inc., a provider of high-speed, local data network services in the United States, to form a new company, VersaPoint. VersaPoint intends to rapidly deploy DSL equipment and sell DSL services on a wholesale basis to Internet Service Providers and communications companies throughout the Benelux and Northwest Germany, and eventually across Western Europe. Pursuant to the joint venture agreement, we have agreed to purchase DSL services, when available, from VersaPoint, and VersaPoint has agreed to lease lines, when available, from VersaTel. VersaTel also has agreed to allow VersaPoint to install its DSL equipment in more than 50 central office locations in The Netherlands and Germany and to allow VersaPoint to lease VersaTel's existing transmission lines in those areas. NorthPoint has agreed to provide VersaPoint with certain management services to implement VersaPoint's strategy. We expect that VersaPoint will launch its services by the end of the third quarter of 2000. By purchasing DSL services from VersaPoint, we believe we will accelerate our ability to offer DSL services to business and residential customers throughout our target market.

24HOURS

     On March 6, 2000, we launched "24hours", a Dutch language business ISP/portal. 24hours targets the rapidly growing small- and medium-sized business market in The Netherlands. 24hours has rights to certain exclusive content provided by Elsevier Bedrijfsinformatie, a division of Reed Elsevier, including content from its business publication FEM/De Week, one of the leading Dutch weekly financial magazines. In addition to providing internet access and business rich content, we expect that 24hours will also become an Application Service Provider ("ASP") to the business market in The Netherlands by the end of the third quarter of 2000.

VERSATEL INTERNET

     We recently reorganized our Internet activities into a separate business unit and appointed a new senior management team recruited primarily from UUNet to manage these activities. This business unit, VersaTel Internet, will focus primarily on the small business and residential Internet markets. It will consist of Zon, one of the largest residential ISP/portals in The Netherlands with over 400,000 subscribers; VuurWerk, a leading web hosting company in The Netherlands for the small business market with over 12,000 web hosting customers and 35,000 domain name registrations; CS Net, a leading business-to-business e-commerce facilitator; ITinera, a leading Belgian web hosting company and ISP; and 24hours, our new Dutch language business ISP/portal.

ACQUISITION OF VEW TELNET

     On December 1, 1999 we acquired VEW Telnet, a competitive network operator in the Northwest Rhine region of Germany, from VEW Energie, a German power company. As a result of this acquisition we now provide voice, data and Internet services to approximately 4,400 business customers in one of the highest density areas of Europe. VEW Telnet's 1,300 km fiber optic network which is leased for a term of 30 years from VEW Energie will be directly connected to our network by the end of the first quarter, 2000. It consists of an STM-16 ring and 7 STM-4 rings with over 160 SDH nodes/points-of-presence and seven points of interconnection with Deutsche Telekom. These rings are being upgraded to STM-64 and STM-16, respectively, this year. We also have obtained the right to use VEW Energie's power network rights-of-way when VEW Energie expand their own network. VEW Telnet had revenues of DEM 19.5 million for the financial year ended December 31, 1998 and of DEM 40.0 million for the financial year ended December 31, 1999, including the period from December 1, 1999 to December 31, 1999 during which VEW Telnet was a subsidiary of ours.

     VEW Telnet's assets include 36 co-location sites at Deutsche Telekom MDF locations in the Northwest Rhine region of Germany. Voice, data and Internet services provided by VEW Telnet over Deutsche Telekom unbundled lines are growing rapidly, with over 20,000 voice grade equivalent lines in service at the end of February 2000. We intend to expand the number of MDF sites in service rapidly to cover approximately 40% of the business customers in the Northwest Rhine region of Germany to over 130 sites by the end of 2000 and approximately 80% of businesses with 325 MDF sites by the end of 2001. These sites will be connected initially with leased lines from both Deutsche Telekom and local city operators. Most connections will be replaced with fiber to be constructed by VEW Telnet. In addition, we have entered into a 12-month telecommunications services contract with them with an additional five year "right of last offer" provision.

ZON

     We launched Zon on August 31, 1999, as a residential ISP/portal, along with our marketing and distribution partners Radio 538, a leading commercial radio station in The Netherlands among 15 to 35 year olds, and Free Record Shop, a leading music retail chain in The Netherlands. VersaTel currently owns 90% of the issued and outstanding share capital of Zon and Radio 538 and Free Record Shop own 10%, collectively, with an option to acquire an additional 10% of Zon's share capital based on certain performance incentives. Free Record Shop and Radio 538 are providing marketing and distribution support for Zon's products.

     As of December 31, 1999, Zon provided Internet service to more than 275,000 subscribers. For the month ended December 31, 1999, Zon customers generated over
80.9 million terminating minutes for VersaTel as well as approximately 6.7 million page views for Zon's web site. In a recent marketing survey regarding the brand-awareness of free Internet service providers in The Netherlands, Zon scored highest with 23% brand-awareness.

     Zon focuses primarily on individual Internet users in The Netherlands. Zon offers subscribers Internet access and e-mail without registration or subscription fees. Subscribers therefore only pay local dial-in telephone costs. Current and new Internet users can subscribe to Zon by accessing the Zon web site through a free subscription CD-ROM which is available at Free Record Shop in The Netherlands or by calling Zon's toll-free number.

ACQUISITION OF SVIANED

     On June 11, 1999, we acquired Svianed, the third largest provider of data services in The Netherlands. As a result of this acquisition, we now provide data services to approximately 50 customers through Svianed's existing network, which connects to over 600 buildings and utilizes over 700 leased lines covering approximately 6,000 kilometers. These customers consist primarily of institutions in the financial services and banking industries, and include the principal social insurance organization and the largest financial institution in The Netherlands. The Svianed network has 50 regional points of presence and transports traffic at speeds of up to 150 Mbps. Svianed had revenues of NLG 56.7 million for the financial year ended December 31, 1998 and NLG 68.6 million for the financial year ended December 31, 1999, including the period from June 11, 1999 to December 31, 1999 during which Svianed was our subsidiary.

     Our acquisition of Svianed has significantly accelerated our offering of broadband data services by combining our market presence with Svianed's data and network management expertise. We have begun to migrate Svianed's traffic onto portions of our network where possible in order to reduce our reliance on leased lines. We believe that, over time, this will significantly enhance the quality of our service offering and reduce our costs.

ACQUISITIONS OF VUURWERK, SPEEDPORT, ITINERA AND CS NET

     We acquired VuurWerk and SpeedPort in May 1999, ITinera in June 1999 and CS Net in November of 1998. VuurWerk is a leading provider of web hosting, co-location, access and e-commerce services in The Netherlands and Belgium. SpeedPort is a provider of Internet co-location and connectivity solutions for high bandwidth Internet and e-commerce applications. ITinera is a Belgium-based Internet service provider with over 950 business customers. CS Net enables Internet-based trade communities to conduct business-to-business transactions in specific trade communities.

OUR NETWORK

     Our high bandwidth network has been designed and built to provide flexible, broadband local access to business customers with connectivity to major business and population centers in the Benelux and to certain international destinations. We believe that our recent German acquisitions along with the continued expansion of our network in Germany will further our ability to provide local access services to German customers. Our network carries voice, data and Internet traffic and supports all major protocols, including Frame Relay, ATM and IP. We connect with the major Internet exchanges in Amsterdam, Brussels, London, Paris and Frankfurt and expect to connect with Dusseldorf during the second quarter of 2000 and have increased the number and quality of peering arrangements with carriers of IP traffic such as Scarlet, Rocade, Host IT and Bellnet and our Internet subsidiaries, Zon and VuurWerk, to enhance our presence in the rapidly expanding European Internet services market.

NETWORK DESIGN PRINCIPLES

     Our network is designed to be scalable, flexible, reliable and efficient:

     - SCALABILITY. Our network offers high capacity in all of its components, including ducts, fibers, DWDM, SDH and operating support system platforms. We have multiple ducts, each of which is capable of carrying over 300 fibers, on all routes in the Benelux. We believe this will provide sufficient excess capacity for future growth and will allow us to trade and sell a portion of our excess capacity to other operators. We have installed DWDM equipment on our initial fibers, which allows us to transmit multiple frequencies of light on the same fiber strand. As a result, the capacity of a single fiber can be currently increased by 16 times. Our SDH equipment is currently capable of transmitting at the rate of 10 Gbps (STM-64), with the ability to make 20 Gbps available, if necessary. We have also obtained the right to use VEW Energie's power network rights-of-way when VEW Energie expand their own network. We believe that this will give us a cost-effective way of building additional fiber network in the Northwest Rhine region of Germany.

     - FLEXIBILITY. Our network's design enables us to respond to changes in service offerings and network standards and protocols. We currently have two Nortel DMS 100 digital circuit switches in Amsterdam, one in each of Rotterdam and Antwerp, and expect to have an additional Nortel DMS switch installed in Brussels in the third quarter of 2000. We also have a Nokia switch in each of Recklinghausen, Dortmund and Munster, and expect to have an additional Nortel switch installed in S-Hertogenbosch in the third quarter of 2000. We currently have a Cisco data switch in Amsterdam, Rotterdam and Antwerp and expect to have an additional Cisco data switch installed in Brussels in the third quarter of 2000. We also use Newbridge data switches in The Netherlands and Ascend data switches in eleven locations in Germany. The Nokia and Nortel switches enable us to deliver voice and ISDN telecommunications services and the Cisco, Newbridge and Ascend data switches allow us to support multiple data communications protocols including IP, IPX (Novell), ATM and Frame Relay. We are also continuously modifying our network to ensure that it can support new technologies, such as high speed, high capacity DSL Internet and network access services, as they become available.

     - RELIABILITY. Our network provides redundancy at multiple levels by using a self-healing, shared protection ring structure to provide dual direction routing capability in the event of cable damage or equipment failure. SDH equipment automates most of the functions of routing and connecting service bandwidth and reroutes these functions in the event of failure. Our data and voice/ISDN networks also have alternate routing capability to assure high availability of the services they deliver. We have selected transmission equipment from recognized international vendors such as Nortel, Nokia, Cisco, Newbridge, Ascend and Siemens.

     - EFFICIENCY. We have constructed our network in a manner which we believe will provide us with excess capacity to allow for future growth in an efficient manner. We also believe that our use of high quality components and equipment in the maintenance of our network contributes to its efficient operation.

NETWORK ELEMENTS

     Our network consists of the following integrated elements:

     - BACKBONE INFRASTRUCTURE. Our backbone infrastructure carries voice, data and Internet traffic and supports all major protocols, including Frame Relay, ATM and IP. It extends to all major commercial and population centers in the Benelux and the Northwest Rhine region of Germany, including most interconnection points with PTTs, other telecommunications network operators and major Internet exchanges. We have designed the route of our backbone infrastructure so that it passes through as many businesses as possible by going through business communities and past major bandwidth users. Approximately 90,000 businesses are located within one kilometer and approximately 270,000 busi-
       nesses are located within five kilometers of our network backbone. A small portion of our network is being constructed jointly with other carriers and some rural sections are being completed by purchases of dark fiber and, pending the completion of construction, through leased lines. As of December 31, 1999, 1,499 kilometers of fiber-ready duct has been constructed in the Benelux and we now have in service four self-healing rings consisting of 1,370 kilometers of fiber.

     - LOCAL ACCESS INFRASTRUCTURE. Our local access network infrastructure consists of city rings and business park rings. We began construction of fiber optic infrastructure in business parks in January 1999. We connected our first customers shortly after the initial ring of the Benelux network became operational in May 1999. We have completed construction of a total of 13 business park rings and 3 city rings representing over 110 kilometers of operational local access fiber. In addition, through VersaPoint, we will be offering DSL technology to customers when each of these technologies becomes available.

     - INTERNATIONAL INFRASTRUCTURE. As of December 31, 1999, we have established an international network extending our backbone infrastructure to several major interconnection and Internet exchange points in Western Europe. Initially, these points are London, which we connected in March 1999, Frankfurt, which we connected in May 1999, and Paris, which we connected in November 1999. We expect to connect Dusseldorf during the second quarter of 2000. This international infrastructure consists of one or more fiber pairs in fully redundant ring structures. We also are considering acquiring fiber optic capacity to the United States to improve our network's Internet connectivity. Most of our international infrastructure consists of fiber or SDH capacity obtained from other operators, along with transmission equipment owned and operated by us.

SERVICE PLATFORMS

     Our network incorporates service platforms to deliver each of the major service categories we offer or plan to offer. A digital circuit switching platform delivers voice and ISDN services. A data communications platform based on ATM supports all major data protocols with high quality service. An Internet services platform supports the Internet services we provide to end-users and our offering of outsourced services to ISPs and content providers. An SDH transmission platform provides highly reliable transmission capacity for our other services and for capacity leased to other operators, service providers and customers. In parallel, we are implementing an additional new platform of IP equipment connected directly to DWDM/fiber which is intended to support all types of services. We believe that by integrating the functions of SDH, ATM and circuit switching, this platform will provide a lower cost and a more flexible design than traditional equipment.

DATA CENTERS

     We have established large scale data centers in all of the major cities in The Netherlands to house our transmission, IP routing and switching facilities. These data centers also offer hosting, co-location and interconnection services to high-volume customers, such as ISPs, in secure, controlled sites with direct access to our network. We are also constructing Internet co-location facilities in London, Paris and Frankfurt.

PEERING AND TRANSIT ARRANGEMENTS

     We have a number of informal arrangements with various ISPs allowing us to exchange traffic with each other without incurring transit costs. These so-called "peering" or transit arrangements are typically established with an ISP when the volume of traffic we send to the ISP is approximately equal to the volume of traffic we receive from the ISP. Once a peering arrangement is established with an ISP, we are typically no longer required to pay charges in respect of traffic originating on our network and terminating with such ISP. We currently have peering arrangements with 98 ISPs, including Belgacom, Euronet, PSINet Europe, Demon Internet, @Home Benelux, World Online, A2000 and other major ISPs in the Internet market in western Europe. We expect to enter into additional peering arrangements with network-based ISPs in order to support our Internet services. In addition, we expect to sell approximately 50 transit connections to ISPs and content providers.

NETWORK MANAGEMENT

     We monitor our network 24 hours a day, seven days a week, at our network operations center. Our network operations center is able to identify network interruptions as soon as they occur and allows us to reroute traffic to ensure termination. Our network operations center also has an uninterrupted power supply as well as redundant communications access and computer processors. We control our own points of presence in the Benelux which allows us immediate access to our equipment and network for rapid service restoration when necessary. We own our points-of-presence in Germany and certain of these points-of-presence are maintained by VEW Energie.

     We have provided for a back-up network operations center in the event our primary network operations center is forced off-line. We also are constructing a new network operations center in our new headquarters building which is expected to become operational during the second quarter of 2000.

NETWORK IMPLEMENTATION

     We have entered into a framework agreement with Nortel to supply most of our transmission equipment, including SDH, radio, voice/ISDN switching and the SDH network management system. This agreement includes vendor financing for all Nortel products and services. We have also entered into similar agreements with Cisco and Newbridge to provide our data communications platforms and related support services. We have agreements with leading construction companies in The Netherlands and Belgium for network construction, and we are currently negotiating network construction agreements in Germany. These construction companies are responsible for obtaining rights-of-way, civil engineering, physical construction and testing of our network. We have retained experienced agents in each of The Netherlands, Belgium and Germany to assist the construction companies in obtaining rights-of-way.

PRODUCTS AND SERVICES

     We currently offer a wide range of business and carrier products and services and continually evaluate potential product and service offerings, including competitors' offerings, in order to retain and expand our customer base and to increase revenue per customer. We also offer products and services to residential customers.

BUSINESS PRODUCTS AND SERVICES OFFERINGS

     We currently offer the following products and services to business customers:

     LONG DISTANCE TELEPHONY. We offer international and national long distance telephony services to over 8,300 business customers in The Netherlands, over 3,100 business customers in Belgium and over 4,400 business customers in Germany. Our telephony service is offered through our "1611" carrier select code by dial-around and least-cost routing software installed in our customer PBXs in the Benelux and by carrier pre-selection in Germany.

     DSL SERVICES. We offer DSL data and Internet access services to selected customers in The Netherlands on a trial basis and in Germany on a commercial basis and expect to offer DSL data and Internet access services to customers in all of our target market, subject to regulatory approval. We intend to provide these services in part by purchasing such services from our VersaPoint joint venture. DSL technology allows for secure high speed Internet access and data transmission using the existing copper telephone wires connected to most homes and businesses.

     ISDN SERVICES. We offer ISDN primary rate services to our customers in the Benelux and ISDN primary rate and basic rate services in Germany. These services are principally targeted at the business market with digital PBXs and high volumes of outgoing and incoming traffic. Currently, ISDN is the fastest growing service for business telephony in the Western European market.

     LAN TO LAN INTERCONNECT SERVICES. We offer high speed LAN (local area network) to LAN interconnect services for multi-site business customers. This service addresses business customers that need to interconnect their multiple LANs to share centralized computer data and applications efficiently. We provide end-to-end management of the wide area network, including the routers, at customers' premises.

     FRAME RELAY AND NATIVE ATM SERVICES. We offer high speed Frame Relay and ATM services mainly for large business customers. This service addresses business customers that need Wide Area Network capabilities between their multiple sites.

     DEDICATED INTERNET CONNECTIVITY. We offer dedicated high speed Internet access services to business customers. This service provides high bandwidth access to the Internet, domain names, e-mail facilities, news feeds from news groups and web space for hosting web-sites.

     REMOTE ACCESS SERVICES. We offer efficient remote access services to business customers, enabling employees to access the corporate LAN from home. These home offices have secure access to the corporate network, data and applications.

     IP-BASED ELECTRONIC TRANSACTION SERVICES. We offer Internet-based, business-to-business transaction services to customers in similar industries that act as comprehensive sources of information, interaction and electronic commerce for their users.

     DIAL-IN INTERNET ACCESS SERVICES. We offer dial-in Internet access services for small- and medium-sized businesses and package it with our long distance telephony service.

     WEB HOSTING SERVICES. We offer web hosting services aimed at the business market. This service consists of an integrated package of a domain name, e-mail accounts, web space for hosting corporate web-sites and on-line web-site statistics. We currently have more than 35,000 domain registrations and more than 12,000 web hosting customers.

     TOLL-FREE (0800) SERVICES.  We offer both "on-net" and "off-net" toll-free
(0800) services to our business customers. This service is positioned to serve both our target market of small- and medium-sized businesses as well as internal and external call centers.

CARRIER PRODUCTS AND SERVICES

     We currently offer the following products and services to carrier customers:

     CALL TERMINATION SERVICES. We offer switched services to other telecommunications service providers, including international and national call termination services in the Benelux. As we complete our international network, we will be able to offer competitive call termination services in Germany, France and the United Kingdom.

     DATA CENTERS AND CO-LOCATION FACILITIES. We provide co-location services for carriers wishing to extend and expand their networks by housing their own computing and telecommunications equipment inside our data centers and other co-location facilities within the Benelux, Northwest Germany, Frankfurt and London.

     NETWORK CAPACITY FACILITIES. We sell and trade rights-of-way, ducts, dark fiber, wavelength and high bandwidth SDH capacity to other carriers. We also provide tele-housing and interconnect facilities at our selected premises.

     VIRTUAL POINT-OF-PRESENCE DIAL-IN SERVICES. We offer virtual point-of-presence services for telecommunications, data and Internet service providers in order to allow cost-efficient dial-in capability and effective remote access capabilities for their customers.

     INTERNET TRANSIT SERVICES. We offer Internet transit services to telecommunications and Internet service providers seeking transit services between major Internet exchanges.

     LEASED CIRCUIT SERVICES. We offer resilient E1, E3, T3 and STM-1 leased lines to other carriers and services providers within the Benelux, and will lease lines to our VersaPoint joint venture for the operation of its DSL services. We provide high quality and managed "point-to-point" or "point-to-multipoint" circuits via our fiber and SDH network.

     ISP HOSTING SERVICES. Through our VersaTel Internet division we provide hosting facilities for ISPs such as Zon, our ISP launched last year which offers residential Internet access services. With more than 400,000 subscribers to date, Zon is one of the largest ISPs in The Netherlands.

     We also expect to introduce carrier select and preselect hosting services for resellers, application hosting services, and Voice Over IP gateway and clearing house services within the next 12 months.

RESIDENTIAL PRODUCTS AND SERVICES

     INTERNET ACCESS SERVICES. Our VersaTel Internet subsidiary offers dial-up and ISDN Internet access services to residential customers and expects to offer DSL Internet access service to residential customers in The Netherlands and Germany within the next 12 months. Residential Internet services are offered primarily by VersaTel Internet's Free Internet service provider Zon. Zon offers dial-up Internet access, e-mail and certain web hosting services, as well as general information content.

SALES AND MARKETING

     We seek to capitalize on our position as a competitive communications service provider that offers comprehensive customer service and competitively priced communications services in the Benelux and Northwest Germany with a focus on small- and medium-sized businesses. We believe that we have created a prominent brand name in our target market that we expect to apply successfully throughout the Benelux and Northwest Germany. We market the majority of our products and services under the VersaTel brand name through several marketing channels, including database marketing, targeted telemarketing, brand and promotional advertising, direct mail and our sales force.

     Our sales force is comprised of direct sales personnel, telemarketers and independent sales agents. At December 31, 1999, we had 80 direct sales personnel in The Netherlands, 30 in Belgium and 16 in Germany. In the future, we expect to increase the number of our direct sales personnel and open additional sales offices in selected locations. Our sales personnel make direct calls to prospective and existing business customers, analyze business customers' usage and service needs, and demonstrate how our services may improve a customer's communications capabilities and costs. Each member of our sales force is required to complete our intensive training program. In addition, we have a telemarketing group that screens prospective customers and monitors existing call volumes to identify prospective customers.

     Our sales force is organized in the following four groups to target the primary customer segments with a focused product portfolio that matches the needs of these customer segments:

     BUSINESS SERVICES. Our business services sales force targets small- and medium-sized businesses throughout our target market. The customers targeted by this group currently access our network indirectly by either manually dialing or automatically dialing through an auto-dialer or through a pre-programmed PBX our "1611" carrier select code. The services offered to these customers also include ISDN, Internet and LAN to LAN interconnection services.

     LOCAL ACCESS SERVICES. Our local access services sales force targets potential customers along our network with a high bandwidth service package consisting of voice, data and Internet products. Unlike most other competitive alternative communications services providers who focus primarily on large international cities, we will be able to offer high bandwidth services to our customers at any point along our network. The customers targeted by this team will access our network directly through leased lines or, upon its deployment, through our own local access infrastructure.

     DATA SERVICES. Our data services sales force targets potential customers with multiple locations throughout our target market with high bandwidth requirements. These potential customers include medium- to large-sized organizations that are located more than five kilometers from our network or do not seek a direct connection to our network.

     CARRIER SERVICES. Our carrier services sales force markets our product portfolio to other telecommunications and ISPs, including switchless resellers, in our target market and the countries reached by our international network. Our focus is on developing a broad range of services that address the specific needs of carrier customers.

CUSTOMERS

     We market our services on a retail basis to business and certain selected residential customers and on a wholesale basis to other carriers and service providers.

     SMALL- AND MEDIUM-SIZED BUSINESSES. Our target customers are primarily small- and medium-sized businesses (businesses with fewer than 500 employees) and larger customers of high bandwidth data services. We focus particularly on business and industry segments which have historically generated significant volumes of national and international traffic, such as financial services, information technology services, transportation and import and export. We believe that the small- and medium-sized business segment has been underserved by the PTTs and the major alternative service providers. Traditionally, the PTTs and the other major carriers have focused on offering their lowest rates and best services primarily to larger, higher-volume business customers.

     CARRIER CUSTOMERS. Our carrier customers are global and regional network operators, ISPs and switchless resellers serving specific market segments in the Benelux. We focus primarily on high capacity and high volume customers. We believe that new entrants to the telecommunications services market that provide voice, data or Internet services in the Benelux region will require quality carrier services and high bandwidth services to develop their market position.

     RESIDENTIAL CUSTOMERS. Our residential customers are primarily subscribers to our free ISP Zon. Zon offers dial-up Internet access services, e-mail and certain web-hosting services to residential subscribers as well as general information content. Zon receives fees from KPN Telecom based on the local call traffic generated by subscribers and generates advertising revenues from banner advertisements.

     Our initial focus with respect to residential customers had been to market our services to employees of our business customers and to residential customers in certain niche markets characterized by high-volume calling patterns. Recently, we have refocused our efforts and now intend to access the residential market for long distance telephony services only in our capacity as a wholesaler of carrier hosting services to switchless resellers of long distance telephony to residential customers. We believe that this approach is a more cost-effective way of generating long distance telephony revenues from the residential market segment.

     The following table sets forth our customer base for telephony services as of the dates indicated.

                                                                AS OF DECEMBER 31,
                                                    ------------------------------------------
                                                    1995     1996     1997     1998      1999
                                                    -----    -----    -----    -----    ------
THE NETHERLANDS
  -- Business customers.........................       34      669    2,014    6,272     8,311
  -- Residential customers......................       --       --      230    1,698     1,615
  -- Wholesale customers........................        1        1        1        4        21
BELGIUM
  -- Business customers.........................       --       --       --      368     3,103
  -- Wholesale customers........................       --       --       --       --         5
GERMANY
  -- Business customers.........................       --       --       --       --     4,421
  -- Residential customers......................       --       --       --       --     1,533
  -- Wholesale customers........................       --       --       --       --        19
                                                    -----    -----    -----    -----    ------
TOTAL...........................................       35      670    2,245    8,342    19,028
                                                    =====    =====    =====    =====    ======

CUSTOMER SERVICE

     Our goal is to maintain an advantage over our competitors in our target markets by providing superior customer service. We believe that providing a high level of customer service is a key element to establishing customer loyalty and attracting new customers. We have dedicated customer service representatives who initiate contact with our customers on a routine basis to ensure customer satisfaction and market new products. Customer service representatives are available 24 hours a day, 365 days a year. In addition, we provide detailed monthly billing statements and monthly call management reports which identify savings to customers and enable them to manage their telecommunications expenditures more effectively.

     We also believe that technology plays an important role in customer satisfaction. Advanced technological equipment is crucial to enabling the provision of high quality service to our customers. We seek to reduce technical risks as much as possible by buying proven products from world leaders in the applicable technology. We have installed sophisticated status-monitoring and diagnostic equipment at our network operations center and plan to install similar units on our SDH equipment and in our new network operations center. This equipment allows us to identify and remedy network problems before they are detected by customers. We believe that by providing superior customer service and through the effective use of technology, we can maintain a competitive advantage in our target markets.

BILLING AND INFORMATION SYSTEMS

     We are in the process of replacing our billing, customer care and sales support system. Sophisticated billing and information systems are vital to our growth and our ability to bill and receive payments from customers, to reduce our credit exposure and to monitor costs. We had scheduled to replace our existing billing system during the second quarter of 1999 with a billing system designed by Saville Systems. We have experienced multiple delays in the implementation of this new system and have been forced to rely in the meantime on upgrades of our current system. These upgrades have not always been successful and in 1999 and early 2000 we had certain difficulties in invoicing customers promptly. These difficulties included problems with invoicing certain customers as a result of a year 2000 specific problem. We believe that we have now however resolved these problems and expect to complete the implementation of our new billing system by the second quarter of 2000.

     We have planned and budgeted enhancements to our information systems to handle the growth in the size and complexity of our business, our customer base and our product portfolio in areas such as work flow, fixed asset management, sales support and service provisioning.

MINORITY HOLDINGS

     We have interests in the following city carriers as a result of our acquisition of VEW Telnet:

     TELEBEL GESELLSCHAFT FUR TELEKOMMUNIKATION BERGISCHES LAND MBH, WUPPERTAL, GERMANY

     -  Shares held by VEW Telnet: 25.1%

     - Additional shareholders: Wuppertaler Stadtwerke AG, Wuppertal GmbH, Engel GmbH & Co. KG, Stadtsparkasse Wuppertal, Stadtsparkasse Solingen and Vermogensbetrieb Stadt Solingen

     -  750,000 inhabitants in license area

     DOKOM GESELLSCHAFT FUR TELEKOMMUNIKATION MBH, DORTMUND, GERMANY

     -  Shares held by VEW Telnet: 10%

     - Additional shareholders: Stadt Dortmund, Dortmunder Stadtwerke AG, Dortmunder Energie-und Wasserversorgung GmbH, Stadtsparkasse Dortmund and Westfalische Ferngas-AG

     -  600,000 inhabitants in license area

     RUHRNET GESELLSCHAFT FUR TELEKOMMUNIKATION MBH, SCHWERTE, GERMANY

     -  Shares held by VEW Telnet: 24%

     - Additional shareholders: Technopark Schwerte GmbH, Stadtsparkasse Schwerte and Stadtwerke Schwerte GmbH

     -  100,000 inhabitants in license area

     We also hold an interest of 5% in BORnet GmbH, Stadtlohn, Germany which is another city carrier, and an interest of 9% in Hot Orange B.V., an e-commerce company in The Netherlands. We also have certain cooperation agreements with additional city carriers in Germany.

COMPETITION

     Until recently, the telecommunications market in each EU Member State was dominated by its respective PTT. Since the implementation of a series of European Commission directives beginning in 1990, the EU Member States have started to liberalize their respective telecommunications markets, permitting alternative telecommunications providers to enter the market. Liberalization has coincided with technological innovation to create an increasingly competitive market, characterized by still-dominant PTTs as well as an increasing number of new market entrants. Competition in the European long distance telecommunications industry is driven by numerous factors, including price, customer service, type and quality of services and customer relationships.

     In The Netherlands, Belgium, Luxembourg and Germany, we compete or will compete primarily with the national PTTs. As the former monopoly providers of telecommunications services in these countries, the PTTs have an established market presence, fully built networks and financial and other resources that are substantially greater than ours. In addition, the national PTTs own and operate virtually all of the infrastructure which we must currently access to provide our services. We estimate that in each of these countries the national PTT still controls the vast majority of the telecommunications market, including the market with respect to DSL services.

     In addition, various new providers of telecommunications services have entered the market in each of these countries, targeting various segments of the market. Companies such as Telfort, a company formed by British Telecom and Nederlandse Spoorwegen N.V., the Netherlands railroad company, as well as Global One Communications, MCI Worldcom, GTS/Esprit Telecom and EnerTel, compete with KPN Telecom for contracts with large multinational companies in The Netherlands. MCI Worldcom, British Telecom, AT&T, TeleNet, France Telecom, COLT Telecom, Unisource, a subsidiary of KPN Telecom, and GTS/Esprit Telecom compete with Belgacom for contracts with large multinational companies in Belgium.

     The following table sets forth important competitors in the areas of voice, data, Internet and carrier services:

           MARKET               THE NETHERLANDS              BELGIUM                 GERMANY
           ------               ---------------              -------                 -------
Voice                          KPN Telecom              Belgacom                 Deutsche Telekom
                               Telfort                  MCI Worldcom             MCI Worldcom
                               MCI Worldcom             GTS/Esprit Telecom       Mobilcom
                               GTS/Esprit Telecom                                Mannesmann
                               COLT Telecom                                      Viag Interkom
Data                           KPN Telecom              Belgacom                 Deutsche Telekom
                               Global One               MCI Worldcom             MCI Worldcom
                               Telfort                                           COLT Telecom
                                                                                 Mannesmann
Business Internet              KPN Telecom              Belgacom                 Deutsche Telekom
                               MCI Worldcom/UUNet       TeleNet                  MCI Worldcom
                               Wirehub                                           Mannesmann
                               EuroNet                                           AOL/Bertelsmann
Residential Internet           World Online             Wanadoo                  T-Online
                               Chello                   Internet Online          AOL
                               Freeler                  Sky Net                  CompuServe
                                                        Freebel
Carrier Services               KPN Telecom              Belgacom                 Deutsche Telekom
                               MCI Worldcom             MCI Worldcom             MCI Worldcom
                               EnerTel/WorldPort        GTS/Esprit Telecom       Mannesmann
                               GTS/Esprit Telecom                                Viag Interkom

REGULATION

     In Europe, the traditional system of monopoly PTTs has ensured the development of broad access to telecommunications services; however, it has also restricted the growth of high-quality and competitively priced voice and data services. The liberalization in the European telecommunications market is intended to address these market deficiencies by ending PTTs' monopolies, allowing new telecommunications service providers to enter the market and increasing the competition within the European telecommunications market. The inefficiencies of the traditional monopoly system, combined with the EU liberalization initiatives, have created the current market opportunity for VersaTel's product and service offerings.

     The current regulatory framework in the EU and in the countries in which we provide our services or intend to provide our services is briefly described below. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on us, that national or international regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations or that any changes in applicable laws or regulations will not have a material adverse effect on us.

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

     The ONP Framework Directive established the conditions under which competitors and users could gain cost-oriented access to the PTTs' public networks. The EC Services Directive abolished the existing monopolies on, and permitted the competitive provision of, all telecommunications services with the exception of voice telephony. The intended effect of the Services Directive was to permit the competitive provision of all services, other than voice telephony, including value-added services and voice services to closed user groups. As a result, many new entrants entered the market, labeling their services as closed user group services, while in fact providing voice telephony services.

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

     In 1996, the EC issued the Full Competition Directive, which requires EU Member States to permit alternative infrastructure providers, such as existing networks of cable companies, railroads, electric and other utility companies, to resell capacity on these networks for the provision of services other than voice telephony from July 1996. This allows VersaTel to lease transmission capacity from companies other than the PTTs. The Full Competition Directive also established January 1, 1998 as the date by which the EU Member States had to establish a legal framework which removes all remaining restrictions on the provision of telecommunications services, including voice telephony. Although Spain, Greece, Portugal, Ireland and Luxembourg were each allowed to delay implementation for various periods, only Greece had not implemented the Full Competition Directive as of January 1, 1999. Subject to the foregoing, each EU Member State is obliged, under EU law, to enforce the terms of the Full Competition Directive. Enforceability of the Full Competition Directive may be challenged at the EU level or at the EU Member State level.

     In addition to the Full Competition Directive, the EC issued the Licensing Directive in April 1997 and the Interconnection Directive in June 1997. The Licensing Directive establishes a common framework for general authorizations and individual licenses in the field of telecommunication services. The Licensing Directive is intended to allow telecommunications operators to benefit from an EU-wide market for telecommunications and establish a common framework for national authorization regimes and seeks to facilitate cross-border networks and services. The Interconnection Directive standardizes regulatory frameworks to be implemented by EU Member States and their national regulatory authorities, including the regulation of public telecommunications networks and services. The Interconnection Directive governs the manner in which alternative network operators and service providers are permitted to interconnect with the PTTs' public networks. The Interconnection Directive requires national regulators to ensure that interconnection agreements with parties with significant market power provide for access at cost-oriented rates.

     The Interconnection Directive has been amended to provide for carrier selection (ensuring that end-users can select the long distance or international carrier of their choice on a call-by-call basis) as of January 1, 1998, and carrier pre-selection (ensuring that end-users can select the long distance or international carrier of their choice prior to the time calls are made) and number portability (the ability of end-users to keep their numbers when changing operators) by January 1, 2000. Carrier selection and carrier pre-selection are required to be made available by carriers with significant market power. The Interconnection Directive indicates that significant market power could be assumed if the carrier's market share exceeds 25%, but Member States may adopt different standards.

     In December 1999 the European Commission published a draft policy document to review the present regime for telecommunication regulations in the European Union, which in general continues the present regime. After consultations with the industry and other stakeholders, a political review is likely to lead to a new set of directives which will take effect around the year 2003. Certain principal issues which are likely to be changed include institutional structure and the reduction of the size of the regulatory framework.

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

     There are currently few laws and regulations that specifically regulate communications on the Internet. European and U.S. Government authorities and agencies are considering laws and regulations that address issues such as user privacy, pricing, on-line content regulation and taxation of on-line products and services. In November 1995, the EC adopted a general directive regarding certain privacy rights of citizens of EU Member States and in December 1997, the EU adopted another directive designed to specifically address privacy rights in the area of telecommunications services. These directives impose restrictions on the collection and use of personal data, guaranteeing citizens of EU Member States the right of access to their data, the right to know where the data originated and the right to recourse in the event of unlawful processing. Although, to the best of our knowledge, no European court has ever held a telecommunications services provider liable for content transmitted over its network, we can give no assurances that no laws or regulations will be adopted that will impose such liability, or that any future court rulings will not impose such liability. Any future regulation of the Internet could impose restrictions on the way we conduct our business and could seriously affect our business.

     An overview of the regulatory framework in the individual markets where we operate or intend to operate is described below. This discussion is intended to provide a general outline, rather than a comprehensive discussion of the more relevant regulations and current regulatory posture of these jurisdictions. We require licenses, authorizations or registrations in all countries in which we operate to provide our services. Licenses, authorizations and/or registrations have been obtained in The Netherlands and Belgium and we have received an International Facilities License in the United Kingdom. We intend to apply for such licenses and registrations in Luxembourg and France in the near future. Although we expect that these licenses and registrations will be granted, there can be no assurance that we will be able to obtain such licenses, authorizations or registrations or that our operations will not become subject to other regulatory authorization or registration requirements in the countries in which we operate or plan to operate.

THE NETHERLANDS

     The Telecommunications Act of 1998 provides the current regulatory framework in The Netherlands. This new telecommunications act came into force on December 15, 1998, and remedied the old legislative and regulatory patchwork that had existed as a result of the implementation of a series of EC directives. The new telecommunications act contains provisions that give registered telecommunication services providers rights-of-way, subject to certain conditions, thereby facilitating the construction of the VersaTel Network.

     As part of the liberalization of the Netherlands telecommunications market, the new independent supervisory authority, OPTA, was established by the Ministry of Traffic and Waterways. OPTA started its activities on August 1, 1997. OPTA's main tasks include ensuring compliance with the telecommunications laws and regulations in The Netherlands, granting licenses for telecommunications activities and resolving disputes among market participants, such as disputes regarding interconnection rates. The rulings of OPTA, to date, have given us confidence that new providers of telecommunications services will be granted fair and equal access to the market in The Netherlands.

     The Telecommunications Act also requires providers of public telecommunications services to comply with the specific privacy provisions contained in the act, which are based on the privacy directive of December 1997. In general, providers of public telecommunications services must ensure the protection of personal data and privacy of subscribers and remove the processed data on subscribers with respect to the actual use of the network. In The Netherlands, ISPs are considered to be providers of public telecommunications services referred to in the Telecommunications Act. As a result, ISPs are also bound by the specific privacy provisions for providers of public telecommunications services contained in the Telecommunications Act.

     In August 1997, we obtained one of the first Netherlands registrations to operate as a telecommunications service provider of public voice telephony (other than KPN Telecom). In September 1997, we obtained an infrastructure license with rights-of-way for the construction and operation of telecommunications facilities in a limited geographic area. In December 1998, we obtained the first authorizations under the new telecommunications act to operate as a public telecommunications services provider and network operator. We have received licenses which allow us to test point-to-multipoint radio technology in The Netherlands. It is expected that The Netherlands Government will conduct an auction of five frequency blocks in the 26 Giga Hertz band, of two frequency blocks each of the 3.5 and 2.6 Giga Hertz bands for this point-to-multipoint radio technology (fixed-wireless access) in 2000. It is also expected that The Netherlands Government will conduct an auction of licenses to provide third-generation UMTS technology mobile telecommunications licences in 2000.

     Since our founding in October 1995, we have adopted a proactive regulatory strategy. In October 1996, we successfully challenged KPN Telecom's use of our invoice records to offer our customers additional discounts. In a warning letter to KPN Telecom, the Directorate for Competition (DG IV) of the EC held this to be an abuse of power by KPN Telecom. Not only did the EC require KPN Telecom to stop using information regarding the calling behavior of customers for competitive activities, such as approaching our customers with discounts and other special offers, it also questioned the legitimacy of KPN Telecom's discount plans for business customers. The EC requires that such discounts be based on actual cost savings and not on predatory pricing tactics. OPTA, to whom the EC had delegated this matter, has recently ruled that these discount plans indeed violate competition law principles and has required KPN Telecom to change them.

     We were one of the first voice telephony competitors in The Netherlands to interconnect with KPN Telecom and to implement a carrier select code in all of KPN Telecom's telephone switches. The introduction of carrier pre-selection in The Netherlands, which was introduced on January 1, 2000, allows customers the option to pre-select a carrier other than KPN Telecom for all their international and national long distance calls. We continue to seek to obtain lower interconnection rates from KPN Telecom. In July 1998, OPTA required KPN Telecom to reduce its origination and termination charges by approximately 55% and 30%, respectively, and in December 1998 that such reduced rates should apply through to December 31, 1999. These rates may be increased retroactively for the period from January 1, 2000 to December 31, 2000. The terms and conditions of interconnection have had and will continue to have a material effect on the competitive position of VersaTel.

     In December 1998, OPTA issued a ruling on KPN Telecom's national long distance end-user tariffs, which were deemed contrary to the principles on cost orientation. As a result, KPN Telecom lowered its end-user tariffs for its national long distance services by approximately 10% in January 1999 and by approximately 20% in May 1999. It is expected that OPTA's ruling will have some negative effects on competition in The Netherlands.

     In December 1998, VersaTel filed a complaint with OPTA asserting that the limited access provided by KPN Telecom to the KPN Telecom network hampered VersaTel's growth. Our customers often experienced busy signals when they tried to dial into the VersaTel Network through our access code. Other Netherlands telecommunications services providers voiced similar complaints. OPTA ruled that KPN Telecom must allow us access to their entire interconnection network. In addition, OPTA ruled that KPN Telecom would be responsible for the additional costs associated with the implementation of such ruling. The ruling does not affect KPN Telecom's access rates.

     In March 1999, OPTA issued a ruling, requiring KPN Telecom to offer unbundled access to local customer access lines at the MDF in KPN Telecom's central exchange offices. Unbundled local access enables us to offer a high speed access to end-users that are not directly connected to our network.

     In September 1999, the mobile operators KPN Telecom and Libertel were found to have significant market power which effectively means that other companies such as VersaTel can request transparent and non-discriminatory interconnection with the networks of these operators. Libertel has however objected to this finding which has consequently suspended its effect until such time as a decision is made as to the validity of such objection. We have in turn objected to such suspension and are awaiting a decision as to whether it should continue to apply.

BELGIUM

     Belgium started the liberalization of its telecommunications market in 1991 with an amendment to the Belgian public post and telecommunications act. It provided the basis for the privatization of Belgacom, and allowed new entrants to the telecommunications services market to provide all services, with the exception of voice telephony, upon obtaining a license. At the same time a new regulatory entity was introduced, the Belgium Institute for Post and Telecommunications (Belgisch Instituut voor Post en Telecommunicatie), under the Ministry of Economy and Telecommunications.

     A further amendment to this act was adopted by the Belgian Parliament in December 1997, to implement the liberalization of voice telephony and infrastructure. The amended act was published in the Belgian Official Journal on January 19, 1998, but in order to implement the amended act certain administrative regulations are required. To prevent any delays in providing access to the market for new entrants, the Ministry of Economy and Telecommunications issued a notice which opened the way for temporary licenses for service providers and infrastructure operators.

     On the basis of the amended telecommunications act, we applied for a license to construct and operate public telecommunications infrastructure and a license to provide voice telephony nationwide. Both licenses were granted in June 1998. For marketing purposes, we have reserved the same carrier select code "1611" as we currently use in The Netherlands. In August, 1998, we obtained interconnection with Belgacom for carrier selection and call termination services in advance of concluding a definitive interconnect agreement in November 1998.

     In July 1998, various Royal Decrees were published to replace the temporary regime with a definitive one. On that basis, we had to file new applications for an infrastructure license and a license for voice services. On November 9, 1998, we were the first alternative telecommunications services provider to obtain a definitive license for the provision of voice services. On December 21, 1998, we obtained a definitive infrastructure license in Belgium and thereby obtained rights of way in all of Belgium and a special interconnect tariff which is 15% below the tariff for non-facilities based voice service providers.

     Pursuant to the new telecommunications act, Belgacom was required as of January 1, 2000, to introduce number portability and carrier pre-selection (equal access). However, we expect the implementation to commence by July 2000. Belgacom is also expected to approve radio local-access and auction fluid-generation UMTS mobile telecommunications licenses by the end of 2000.

     The Belgisch Instituut voor Post en Telecommunicatie is also expected to grant licenses for the utilization of point-to-multipoint systems for broadband fixed wireless access. However, the procedure of assignment has not been chosen by the Belgisch Instituut voor Post en Telecommunicatie. VersaTel intends to file applications once such procedures are implemented.

     In September 1999, Belgacom introduced a number of new discount schemes which VersaTel deems to be anti-competitive. VersaTel filed a complaint at the relevant court dealing with competition issues requesting the court to suspend these discount schemes. A ruling on this complaint is expected in 2000.

GERMANY

     The German Telecommunications Act of July 25, 1996, ended the legal monopoly of Deutsche Telekom AG for the provision of voice telephony and of public telecommunications networks, and immediately liberalized all telecommunications activities, but postponed effective liberalization of voice telephony until January 1, 1998. Since January 1, 1998, the German telecommunications market has been completely open to competition and a new regulatory authority, the Regulierungsbehorde fur Telekommunikation und Post ("RTP"), was installed. The German Telecommunications Act has been complemented by several Ordinances. The most significant Ordinances concern license fees, rate regulation, interconnection, universal service, frequencies and customer protection.

     Under the German regulatory scheme, the RTP can grant licenses in four license classes. A license is required for operation of transmission lines that extend beyond the limits of a property and that are used to provide telecommunications services for the general public. The licenses required for the operation of transmission lines are divided into 3 infrastructure license classes: mobile telecommunications (license class 1); satellite (license class
2); and telecommunications services for the general public (license class 3). In addition to the infrastructure licenses, an additional license is required for operation of voice telephony services on the basis of self-operated telecommunications networks (license class 4). A class 4 license does not include the right to operate transmission lines. Licensees that operate transmission lines crossing the boundary of a property have the right to install transmission lines on, in and above public roads, squares, bridges and public waterways without payment; however, when installing transmission lines a planning agreement must be obtained from the relevant authorities. The RTP establishes license fees, and the level of fees imposed on licensees is the subject of several complaints to the RTP and German courts. VEW Telnet has obtained both a class 3 license and a class 4 license for the Westfalia-Lippe region.

     Fixed Network Market: The RTP approved, among other things, distance-based interconnection rates which Deutsche Telekom can charge alternative network operators to interconnect their network and route their traffic through the network of Deutsche Telekom. The more points of interconnection ("POIs") a carrier establishes and connects with the network of Deutsche Telekom, the shorter are the distances Deutsche Telekom carries the traffic and the lower are the distance-based interconnection rates such carrier has to pay to Deutsche Telekom.

     The current standard draft interconnection agreement and the network concept of Deutsche Telekom requires that carriers interconnecting with Deutsche Telekom establish 23 POIs within certain time frames. Such migration concept might lead to further investments by us in the future. The delivery periods to receive E1 interconnection connections from Deutsche Telekom are very long and might postpone the growth of our business in Germany in the future.

     The RTP has extended the current rate regime, which expired on December 31, 1999, for an interim period until a new regime receives the RTP's approval. It is expected that the new interconnection regime will contain element-based rates instead of distance-based rates as well as several changes in the standard interconnection agreements. The RTP announced that it might consider Deutsche Telekom not in all segments of the market as a market dominating carrier. These segments would fall outside the scope of the rate regulation regime and Deutsche Telekom would no longer be obliged to request prior approval of its rates from the RTP.

     Internet/Data Services: A broad variety of local and nationwide Internet access and content providers offer their services in the German market. Internet access charges have decreased in recent months and alternative carriers operate their own backbone networks but are still to a large extent dependent on the interconnection rates to address the traffic to their subscribers.

     Local Loop: In the local loop (access to the subscriber lines), the market position of Deutsche Telekom two years after liberalization is still extremely strong and only a limited number of competitors are currently operating. These alternative carriers focus mainly on business customers and are active primarily in the metropolitan areas with a high density of inhabitants. With the allocation of Wireless Local Loop point-to-multipoint frequencies to alternative carriers in the fall of 1999, the RTP expects that competition in the local loop will increase in the near future. In addition, Deutsche Telekom is in the process of selling its broadcasting cable network which has been split for this purpose into nine regions. The broadcasting network is considered after further investments by the new owners as the second alternative network in the local loop. These networks will compete in the future with VEW Telnet's network.

LUXEMBOURG

     The Luxembourg telecommunications market has been liberalized since July 1, 1998, six months after liberalization in most other EU Member States. Until that date, P&T Telecom Luxembourg, a state-owned company, had a 100% monopoly in the provision of basic voice telephony and telecommunications infrastructure. A new regulatory entity, the Luxembourg Institute of Telecommunications (Institut Luxembourgeois des Telecommunications), has been installed to oversee the newly deregulated market. Under this new regulatory regime, competition is expected to develop along the same lines as in the other Benelux countries.

     In the second quarter of 1998, the Institut Luxembourgeois des Telecommunications, in co-operation with the Ministry of Telecommunications, published most of the secondary legislation and rulings with the intention to provide a full liberalization of the telecommunications market. However, in the third quarter of 1998, the EC initiated an infringement procedure against Luxembourg asserting the insufficient implementation of the liberalization directives and certain other directives. It primarily concerned the definition of "universal service," the vocal telephony licensing procedure, the financing of the Luxembourg Institute of Telecommunications and the adaptation of the Luxembourg law in line with the EC Satellite Directive. In most instances, the situation was assessed as resulting mainly from delays in the adoption of the secondary legislation.

     In January 1999, the Luxembourg government started a consultation period which may lead to an assignment procedure for frequencies to operate point-to-multipoint systems for broadband fixed wireless access.

INTELLECTUAL PROPERTY

     We have registered the trademark "VersaTel" with the Benelux trademark bureau (Benelux Merkenbureau). Applications for similar registrations are pending in the other EU Member States. We have obtained rights to the Internet domain name "www.versatel.com" and initiated formal registration procedures with Internic, the European Union domain registration authority.

     We have been operating our free Internet service under the Zon name since September 1999 and have applied for trade mark registration of the Zon name and logo. Sun Microsystems has contested our use of the Zon name and we are currently in discussion with them on this matter. We can give no assurance that we will reach a satisfactory agreement with Sun Microsystems enabling us to continue to use the Zon name, nor that our applications will be successful or that the Zon name and logo will not be successfully attacked by third parties alleging prior rights or that the trade mark is otherwise valid.

EMPLOYEES

     As of December 31, 1999, VersaTel had 902 full-time employees and approximately 180 full-time consultants. In addition, we employ approximately 55 temporary employees at any given time. None of our employees is represented by a labor union or covered by a collective bargaining agreement, and we have never experienced a work stoppage. We consider our employee relations to be good.

                                   VERSAPOINT

VERSAPOINT

     On March 8, 2000, we entered into a joint venture agreement with NorthPoint Communications Group, Inc., a provider of high-speed, local data network services in the United States, to form a new company, VersaPoint. VersaPoint intends to deploy DSL equipment and sell DSL services on a wholesale basis to Internet Service Providers and communications companies throughout the Benelux and Northwest Germany, and eventually across Western Europe. Pursuant to the joint venture agreement, we have agreed to purchase DSL services, when available, from VersaPoint, and VersaPoint has agreed to lease lines, when available, from VersaTel. VersaTel also has agreed to allow VersaPoint to install its DSL equipment in more than 50 central office locations in The Netherlands and Germany and to allow VersaPoint to lease VersaTel's existing transmission lines in those areas. NorthPoint has agreed to provide VersaPoint with certain management services to implement VersaPoint's strategy. We expect that VersaPoint will launch its services by the end of the third quarter of 2000. By purchasing DSL services from VersaPoint, we believe we will accelerate our ability to offer DSL services to business and residential customers throughout our target market.

SHAREHOLDERS' AGREEMENT

     In connection with the formation of VersaPoint we have entered into a shareholders' agreement with Northpoint Communications Group, Inc. and NorthPoint B.V. i.o. relating to the funding, ownership and governance of the VersaPoint joint venture.

     Funding. The shareholders' agreement provides that VersaPoint N.V. is to be incorporated with an authorized capital of 1 billion class A and class B shares each and 500 million class C shares. We are required to make an initial cash capital contribution of E50 million in return for 500 million class A shares. NorthPoint is required to make an initial cash capital contribution of E50 million and will receive 500 million class B shares. The shareholders' agreement requires that half of this initial capital contribution must be made at the date of incorporation of VersaPoint N.V., which is expected to be March 31, 2000. The shareholders' agreement sets forth the procedures by which additional funding for VersaPoint may be obtained, and, in addition, stipulates that:

     (i) any additional funding shall, as much as possible, be in the form of debt financing and

     (ii) any equity financing shall be approved by NorthPoint and us.

     Ownership. All class A shares of VersaPoint shall be issued only to us or one of our subsidiaries and all class B shares shall be issued only to NorthPoint or one of its subsidiaries. In certain circumstances, NorthPoint and we will be entitled to maintain the percentage ownership in VersaPoint, through the acquisition of additional shares, at the time of an issuance of additional shares. Subject to both NorthPoint and our approval, a third-party may acquire equity of VersaPoint only in the form of class C shares. Any person who acquires class C shares must become a party to the shareholders' agreement and must agree to be bound by its terms. Each share of VersaPoint shall be entitled to one vote and the rights attached to class A and class B shares will be equivalent.

     The shareholders' agreement also provides that if either NorthPoint or we receive an offer to purchase all or part of the shares of VersaPoint held by either of us, the shareholder that receives the offer must first offer those shares subject to the offer to the other shareholder on the same terms. The non-offering shareholder can elect to purchase the shares offered by the offering shareholder or it can require that any party who purchases the offering shareholder's shares of VersaPoint must also purchase a proportionate amount of its own shares on the same terms. In addition, NorthPoint and we shall not be permitted to acquire class C shares from any person unless the other is given an opportunity to purchase a proportionate amount of the class C shares.

     Governance. VersaPoint will have a supervisory board that will, for so long as NorthPoint and we each hold 10% of the outstanding share capital of VersaPoint, consist of one member nominated by each of us and NorthPoint. In addition, another supervisory board member may be nominated by each of us and NorthPoint for each additional 20% of the share capital of VersaPoint that we and NorthPoint hold. As a result, on the incorporation of VersaPoint, it is expected that there will be three supervisory board members appointed by each of NorthPoint and us. Other shareholders of NorthPoint will not have any rights to appoint supervisory board members. The right to appoint the chairman of the supervisory board shall alternate between NorthPoint and us. We may however lose this right if our ownership of VersaPoint falls below 50%, as may NorthPoint if its ownership in VersaPoint falls below the same level. The first chairman of the supervisory board will be nominated by us.

     The management board of VersaPoint shall consist of members appointed at a general meeting of shareholders and shall be responsible for the operations of VersaPoint. The shareholders will determine the size of the management board and one member of the management board, determined by the shareholders, shall be the chief executive officer of VersaPoint.

     All resolutions of the shareholders require the approval of the majority of the votes cast at a general meeting of shareholders in which at least a majority of the class A shares, held by us, and the class B shares, held by NorthPoint, are represented and are also voted in favor of the resolution. Certain matters will require the approval of both NorthPoint and us. These matters include:

     - the appointment, supervision and dismissal of a member of the management board,

     - the adoption of an annual operating plan and budget that is inconsistent with the previously adopted annual operating plan and budget,

     - the issuance of additional shares or the repurchase of outstanding shares,

     - an amendment of the articles of association of VersaPoint or the dissolution or liquidation of VersaPoint,

     -  the declaration or payment of a dividend and

     -  the appointment of auditors.

     Certain decisions of the management board require the approval of the shareholders of VersaPoint. These include decisions related to certain matters not contemplated in the annual operating plan and budget of VersaPoint, entering into a new business or a material change in business strategy, significant matters related to any subsidiary of VersaPoint and entering into or terminating significant agreements with other parties. Other decisions of the management board, including significant decisions that are contemplated by the annual operating plan and budget of VersaPoint, require approval of the supervisory board.

     The shareholders' agreement includes a non-competition provision that prevents NorthPoint and us from competing, directly or indirectly, with VersaPoint, which will market its DSL services to wholesale customers throughout Western Europe. However, in certain circumstances and subject to certain procedures, we have the right to engage in the business to be conducted by VersaPoint in order to build and operate our MDF sites and other DSL assets where our involvement is incidental to our telecommunications operations. The shareholders' agreement also provides mechanisms for the sale of certain of our MDF sites and DSL assets to VersaPoint.

     The shareholders' agreement shall remain in force indefinitely, and is subject to amendment or termination if incompatible or inconsistent with the listing of the shares of VersaPoint on a stock exchange.

COMMERCIAL SERVICES AGREEMENT

     In connection with the creation of VersaPoint and entering into a shareholder's agreement with NorthPoint and its subsidiary NorthPoint B.V. i.o., we have entered into a commercial services agreement with VersaPoint and NorthPoint to provide VersaPoint with the necessary telecommunications infrastructure and management, sales and marketing expertise to deploy its DSL -- digital subscriber lines -- services throughout Europe.

     The commercial services agreement requires us to, among other things, provide VersaPoint with all the necessary technology and information to order unbundled digital loops from incumbent local exchange carriers, to make available MDF -- main distribution frame -- space that we have leased at the central offices of incumbent local exchange carriers and for us to make our colocation and data centers and our transport and transmission services over our network available to VersaPoint on terms that are at least as favorable as offered by us to third-party customers. VersaPoint will be required, where our co-location and data centers and our transport and transmission services are competitive, to use our centers and services. We are also required, to the extent possible, to allow VersaPoint to benefit from the agreements we have entered into with vendors, contractors and incumbent local exchange carriers as our affiliate. In addition, we are required to second to VersaPoint an interim chief operating officer, interim chief financial officer, interim human resources director, interim regulatory director and at least an additional 15 other employees for up to 12 months.

     NorthPoint is required to provide VersaPoint with certain DSL related technology and services and also allow VersaPoint to benefit, to the extent possible, from the agreements it has entered into with its vendors and contractors as its affiliate. NorthPoint is also required to second to VersaPoint an interim chief executive officer, interim chief information officer, interim technical director, interim commercial director and at least an additional 15 other employees for up to 12 months.

     NorthPoint and our employees seconded to VersaPoint will continue to be paid by their respective employers. VersaPoint will reimburse NorthPoint and us, as the case may be, for the salary paid to such employee, including any retirement and benefit plan payments (but excluding benefits received by such employee under employee stock option plans).

     All the proprietary information developed by VersaPoint, even where based on the proprietary information of NorthPoint or us, shall be owned by VersaPoint. NorthPoint and we will have the right to use this proprietary information developed by VersaPoint, subject to the terms of a license agreement and the payment of a license fee. We have granted VersaPoint a royalty-free license to use "Versa" as part of its corporate name. Such license shall terminate as soon as we no longer hold shares of VersaPoint and, at that time, VersaPoint shall cease to use "Versa" as part of or in its trade name.

     The term of the commercial services agreement shall be for ten years and will automatically renew thereafter for one year periods. It can be terminated by consent of all parties or in the event of a material breach.

                  CERTAIN RISKS WHICH MAY AFFECT OUR BUSINESS

Our history of substantial net losses may continue indefinitely and make it difficult to fund our operations.

     For the year ended December 31, 1999 we had a loss from operating activities of NLG 212.3 million and negative EBITDA of NLG 154.1 million. For the year ended December 31, 1998, we had a loss from operating activities of NLG
46.5 million and negative EBITDA of NLG 40.0 million. For the year ended December 31, 1997, we had a loss from operating activities of NLG 19.3 million and negative EBITDA of NLG 16.0 million. In addition, we had an accumulated deficit of NLG 528.5 million and NLG 92.3 million as of December 31, 1999 and December 31, 1998, respectively. We expect to continue to incur significant further operating losses for the foreseeable future as we incur additional costs in the build out of our network, our expansion into Germany, the expansion of our marketing and sales force and the introduction of new communications services and products, including our Internet and DSL services. In addition, the acquisitions of Svianed and VEW Telnet have caused, and the proposed acquisition of KomTel will further cause us to incur additional operating losses. Although we have experienced revenue growth since we commenced operations in 1995, there can be no assurance our revenues will continue to grow. You should also be aware that the prices of voice, data and Internet communications services have fallen significantly in Europe in recent years, and as competition increases, we expect that prices will continue to decline. As the cost of providing services decreases, we expect these price reductions to be at least partially offset, but you should be aware that we cannot be certain that we will achieve or, if achieved, be able to maintain operating profits in the future.

Our substantial indebtedness may hinder our growth and put us at a competitive disadvantage.

     We have substantial indebtedness. In May 1998, we issued and sold units consisting of $225,000,000 13 1/4% Senior Notes due 2008 and warrants to purchase 3,000,000 (as adjusted) ordinary shares of VersaTel (the "First High Yield Offering"). In December 1998, we issued and sold units consisting of $150,000,000 13 1/4% Senior Notes due 2008 and warrants to purchase 2,000,000 (as adjusted) ordinary shares of VersaTel (the "Second High Yield Offering"). In July 1999, we issued and sold $180,000,000 11 7/8% Senior Dollar Notes due 2009 and E120,000,000 11 7/8% Senior Euro Notes due 2009 (the "Third High Yield Offering"), which was used in part to refinance interim loans (the "Interim Loans") used for the purpose of financing in part our acquisition of Svianed. In December 1999 we issued and sold 15,000,000 ordinary shares and E300,000,000 4% Senior Convertible Notes due 2004 (the "First Convertible Notes Offering"), which was used in part to fund capital expenditures related to VEW Telnet, the roll-out of our DSL Network, as well as working capital and other general corporate purposes. As of December 31, 1999, our total long-term obligations (including current portion) were approximately NLG 2,118.9 million. Subject to limits imposed by our indebtedness, we may continue to incur substantial additional indebtedness because the indentures governing the notes issued in the First High Yield Offering (the "First Notes"), the notes issued in the Second High Yield Offering (the "Second Notes"), the notes issued in the Third High Yield Offering (the "Third Notes"; and together with the First Notes and the Second Notes, the "High Yield Notes"), as well as the convertible notes issued in the First Convertible Note Offering (the "Convertible Notes") do not limit the amount of indebtedness that we may incur to finance the cost of the development of our network.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

     The indentures governing the High Yield Notes contain a number of covenants that impose significant operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries' ability to incur more indebtedness, create liens on assets, enter into business combinations or engage in certain activities with our subsidiaries. These covenants will also likely prohibit us from paying dividends or making other distributions in respect of the ordinary shares for the foreseeable future. A failure to comply with these restrictions would constitute a default under the indentures governing the High Yield Notes, as well as under the Convertible Notes, and as a consequence the High Yield Notes and the Convertible Notes could become immediately due and payable, which would seriously adversely affect our business and our shareholders' equity.

     Our high level of indebtedness and the limits imposed by our indebtedness could have the following effects, among others:

      -- we may have difficulty in paying the interest on our outstanding debt and any newly incurred debt,

      -- we may have difficulty finding sources of financing for working capital, our capital expenditure requirements and the interest payments on our outstanding debt,

      -- we will be unable to use a significant portion of our cash flow in our business and we may be unable to react to industry or economic changes, because of the portion of cash flow directed to paying interest and principal on our debt, and

      -- we may be unable to react as quickly to changes in our business as our competitors who have less debt and financial restrictions, which may put us at a disadvantage and make us more vulnerable to adverse changes in economic conditions.

     We are currently holding a substantial amount of cash which is being maintained in U.S. government securities and European commercial paper.

Despite current levels of indebtedness, we may still be able to incur substantially more indebtedness, which could intensify the risks described above.

     The indentures governing the High Yield Notes and the terms of the Convertible Notes do not limit the amount of indebtedness that may be incurred to finance the cost of development of our network and for certain other purposes and permit us to incur a significant amount of additional indebtedness in the future. In addition, our failure to comply with the covenants and restrictions contained in the agreements governing any additional borrowings could trigger defaults under such agreements. If we incur additional indebtedness, the related risks that we now face could intensify. We anticipate that we will incur additional indebtedness in the future.

Possible inability to meet our debt service obligations may result in our outstanding indebtedness becoming due and payable.

     Our consolidated net interest expense for the year ended December 31, 1999 NLG 128.9 million. Our EBITDA for the year ended December 31, 1999 was approximately NLG (154.1) million. Unlike the holders of the First Notes and the Second Notes, the holders of the Third Notes and Fourth Notes and, the Convertible Notes, do not have the benefit of any securities placed in escrow to fund any interest payments on such Notes. Accordingly, we will have to increase substantially our net cash flow in order to meet our debt service obligations. In addition, after May 15, 2001, we will no longer be able to rely on cash that has been set aside in escrow to meet our debt service obligations on the First Notes and the Second Notes. There is no certainty that we will be able to generate sufficient cash flow from operating activities to pay interest and principal on the High Yield Notes, the Convertible Notes or any other outstanding debt. Our ability to improve our operating performance and financial results will depend not only on our ability to successfully implement our business plan, but also upon economic, financial, competitive, regulatory and other factors beyond our control, including fluctuations in exchange rates and general economic conditions in the Benelux, Germany, and the rest of Europe. If we are unable to meet the repayment obligations, we may have to refinance our indebtedness, including the High Yield Notes and the Convertible Notes, sell our assets or obtain new financing. We cannot assure you that any such refinancing would be possible or that any such sales of assets or additional financing could be achieved. If we cannot refinance or otherwise satisfy our debt obligations we will be in default under such obligations, which could in turn result in the High Yield Notes, the Convertible Notes and other indebtedness becoming immediately due and payable. Any default under the High Yield Notes or the Convertible Notes would have a material adverse effect on our shareholders' equity.

WE WILL NEED TO OBTAIN CONSIDERABLE CAPITAL TO EXPAND OUR NETWORK WHICH MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS
     We will require significant amounts of capital to further develop and expand our network, our sales and marketing efforts and our product and service offerings, including our DSL and Internet services. We expect that the capital raised from the initial public offering of our ordinary shares completed in July 1999 (the "Initial Public Offering") the offering of 15,000,000 ordinary shares completed in December 1999 (also referred to as the New Equity Offering, and together with the Initial Public Offering referred to as the Equity Offerings), the High Yield Offerings and the Convertible Notes Offerings, together with other available financing and cash flow from operations, will be sufficient to fund our current capital requirements and anticipated losses for at least the next 12 to 18 months. However, we continually re-evaluate our business objectives and are considering further acquisitions, expansions of our services and acceleration of our current plans and we may raise additional capital during the next 12 months. In the past, we have raised substantially more capital more quickly than we had originally anticipated for similar reasons. We also have substantial discretion with respect to how we use the proceeds we raise. Although we believe that this additional capital would enable us to accelerate our expansion plans, we cannot assure you that we will utilize these additional proceeds effectively. Pending such utilization, we will invest the proceeds in cash, government securities, or short term, investment grade interest bearing investments permitted under the terms of the indentures governing the High Yield Notes so as to avoid becoming an investment company under the U.S. Investment Company Act of 1940. We are currently holding a substantial amount of cash from our prior offerings.

     If these sources are not sufficient or if our plans or assumptions change or prove to be incorrect, we may have to delay or abandon some of our development and expansion plans or we may have to seek additional financing earlier than anticipated. We may not be able to obtain additional financing or we may not be able to obtain it on a timely basis or on terms favorable to us. Our current debt obligations also restrict our ability to raise additional financing and our subsequent use of any such additional financing. In addition, any such additional financing is likely to be subject to additional financial restrictions. A failure to acquire additional capital on acceptable terms may seriously and adversely affect our business.

WE MAY ENCOUNTER DELAYS IN IMPLEMENTING ELEMENTS OF OUR BUSINESS STRATEGY, WHICH COULD ADVERSELY AFFECT OUR GROWTH
     Our future success depends upon our ability to expand and operate our telecommunications network and our ability to successfully develop our existing and new products and services. Our success will depend specifically on our ability to obtain and maintain, among other things:

     -  experienced and qualified management and staff,

     -  additional switch, MDF and co-location sites,

     -  interconnection with the networks of PTTs and other carriers,

     -  necessary licenses,

     -  additional transmission facilities and

     - the necessary easements and rights-of-way from property owners, competitors and various levels of government.

     We are not certain that our current cost estimates are correct or that we will meet our current development schedule relating to construction of the network. In 1998, we experienced a delay in obtaining rights-of-way on approximately 60 kilometers of public property due to the uncertainty expressed by some local governmental authorities as to the implications of a new Netherlands telecommunications act. Although we ultimately obtained these rights-of-way, these delays prevented us from completing part of our network within our originally anticipated time frame. We and certain other carriers are currently experiencing difficulties in obtaining a right-of-way necessary to extend our networks to Brussels. In addition, we experienced additional delays in the planned construction of the network due to flooding resulting from severe weather conditions. More recently, we have experienced more delays and difficulties than we had anticipated in connecting customer premises to completed segments of our local access networks, forcing us to lease expensive transmission capacity from third parties in the interim. We also have experienced delays in migrating traffic generated by Svianed, one of our recent acquisitions, onto our network, requiring us to maintain more expensive leased line capacity. The successful implementation of our construction and expansion strategy will be subject to a variety of other risks, including:

     -  operating and technical problems,

     -  regulatory uncertainties,

     - delays in the full implementation of the European Commission directives regarding telecommunications liberalization,

     -  competition,

     -  the availability of capital and

     - the risk of damage to software and hardware resulting from adverse weather conditions, fire, power loss, natural disasters and other causes.

     Any significant increase in costs or any further delay in the schedule could have a material adverse effect on our financial condition. Even if we successfully develop our network, we cannot assure you that we will be able to operate it efficiently.

     We have entered into agreements for the design and construction of key components of our network. However, we have not entered into definitive agreements relating to the development and construction of significant other portions of our network and we cannot guarantee you that we will enter into these agreements. Even if we enter into such agreements, we cannot be certain that the development and construction will proceed as planned or will be completed efficiently. In the past, we have been unsatisfied with some of such arrangements. Further, our network depends on technology and products obtained from vendors who also supply our competitors. Such vendors may stop supplying us and we might not be able to find suitable replacements.

     The development of our network is based on our projections of the growth in traffic volumes and routing preferences and the most cost-effective means of constructing our network. If our projections prove to be incorrect, it could have a material adverse effect on our business.

IF WE FAIL TO MANAGE OUR RAPID GROWTH, OUR BUSINESS WILL BE ADVERSELY AFFECTED

     Our growth strategy has placed and will continue to place a significant strain on our management resources. In particular, our acquisitions and their integration, including our acquisitions of VEW Telnet, Svianed, SpeedPort, VuurWerk and ITinera, will require a significant amount of management time and resources. Our ability to manage this growth will require us to substantially enhance our management, financial and information systems and effectively develop and train our rapidly increasing number of employees. Our billing system was identified by our auditors in 1998 as a potential weakness in our system of internal controls and has since been replaced by a system designed by Saville Systems. Consequently we have, among other things, revised our financial collection of data and call billing procedures. In addition, we have introduced a customer care system designed by Clarify. We have experienced delays in implementing the Saville system and full implementation of such system will take longer than originally anticipated. As a result of these delays, we have been forced to rely on upgrades of our current system. These upgrades have not always been successful, and in 1999 and early 2000 we had difficulties in invoicing customers promptly. These difficulties included problems with invoicing customers as a result of a year 2000 specific problem. Although we believe we have corrected the problem, we cannot assure you that these problems will not recur, and any such recurrance could have a material adverse effect on customer relations and results of operations. In addition, we will need to transfer the data collection, billing and customer care functions of our recently acquired businesses onto our systems which may cause delays in our collection and billing procedures and cause additional implementation costs.

     Managing our growth will become even more challenging as we expand our target markets and increase our product and service offerings. Our inability to achieve or effectively manage this growth could materially and adversely affect our business.

WE MAY HAVE DIFFICULTIES IN UPGRADING AND PROTECTING OUR NETWORK

     The success of our network also depends on our continued ability to provide high-quality telecommunication services by upgrading our systems and protecting our network from external damage. As we grow, the timing and implementation of these upgrades will become more important. We cannot guarantee you that the quality and availability of our services will not be disrupted because of our inability to make timely or error-free upgrades to our network. Also, our network may be subject to external damage, in particular from construction work, but also from events such as floods and other accidents that can disrupt service. In particular, the construction of our Benelux network was delayed due to significant rain and flooding of our ducts in The Netherlands during the last three months of 1998. While we have established design and management techniques to address any disruptions that may occur, any prolonged difficulty in accessing our network may threaten our relationship with our customers and have a material adverse impact on our business.

     In connection with our recent acquisition of VEW Telnet, we entered into a network maintenance agreement with VEW Telnet's former parent VEW Energie and, as a result, we will be dependent on VEW Energie to maintain and protect a portion of our network.

OUR MARGINS HAVE DECREASED RECENTLY BECAUSE OF OUR NEED TO LEASE TRANSMISSION CAPACITY TO SUPPORT OUR INCREASING CUSTOMER BASE

     We have aggressively pursued new customers and as a result have expanded our customer base faster than we have been able to roll out our network. While we believe that over the long term this will result in higher levels of revenue and profitability, in the short term this situation has forced us to lease expensive transmission capacity from third parties. We have also experienced delays in migrating traffic generated by Svianed onto our network, requiring us to maintain more expensive leased lines. As a consequence, our margins have deteriorated in recent quarters, and we expect that they will continue to decrease until we complete our network rollout and can migrate the customers that are connected to our network by these leased lines to our own network.

FAILURE TO COMPLETE THE KOMTEL ACQUISITION MAY ADVERSELY AFFECT OUR EXPANSION PLANS IN GERMANY

     We have recently agreed to acquire 80% of the outstanding common shares of KomTel, a leading alternative fiber network operator in the Schleswig-Holstein and Hamburg regions of Northern Germany. Although the closing of the acquisition is anticipated to occur in the second quarter of 2000, we can provide no assurance that the closing will not be delayed or the agreement terminated prior to closing. The completion of the offerings is not conditional on the closing of the KomTel acquisitions. If the Komtel acquisition is not completed, we may have difficulty implementing our expansion plans in Germany and identifying an alternative investment opportunity offering comparable returns and benefits to our current business.

WE MAY HAVE DIFFICULTY INTEGRATING OUR ACQUIRED BUSINESSES

     We have brought senior managers of many of our acquired businesses into our management team and are relying on these individuals to assist us in integrating these acquired businesses with our existing operations. There can be no guarantee that we will be able to attract and retain managers from any newly acquired businesses or be successful in integrating any new managers and businesses from our recent acquisitions. In connection with the acquisition of VEW Telnet, we may suffer unexpected delays and costs in the integration of VEW Telnet due to our lack of prior operating experience in Germany. In addition, we will need to devote certain of our senior managers to running the VEW Telnet business acquired and integrating it into our operations. Accordingly, these managers will not be able to focus on managing our existing operations.

     We expect to realize operating synergies as a result of our recent acquisitions. However, there is no assurance that we will be able achieve such benefits or that the expected benefits will be realized within the time frame we contemplate.

EXPANSION OF OUR DSL BUSINESS WILL REQUIRE US TO MAKE SIGNIFICANT CAPITAL INVESTMENTS AND MAY POSE SIGNIFICANT TECHNICAL AND OPERATIONAL CHALLENGES

     The expansion of our DSL business will require a significant capital investment. Because our DSL business is relatively new, we have limited operating and financial data upon which to evaluate this business. Our DSL business is in a developmental stage and is operating in a new and rapidly evolving market. Some of the risks we face in establishing a successful DSL business include:

     - the timing and willingness of the former monopoly telecommunications services providers in the European Union, commonly known as PTTs, to provide us with central office space and the prices, terms and conditions on which they make the space available to us. Central office space is an important factor in our DSL strategy because we must secure physical space from these entities for our equipment in order to provide our services in our targeted markets;

     - our ability to identify, access and initiate service in our target regions,

     - our ability to succeed in securing the unbundled lines or telephone wires that connect each DSL end-user to our equipment located in the central offices of the PTTs,

     - PTTs have in the past imposed significant obstacles on our ability to efficiently install our services, and we expect that they will continue to do so, particularly as our DSL services will be a source of significant competition for their lucrative business of providing leased fiber optic lines. In particular, these PTTs must cooperate with us for
        (a) the provision and maintenance of transmission facilities, and (b) the use of their technology and capabilities to meet certain telecommunication needs of our customers and to maintain our service standards and

     - certain tests indicate that some types of DSL technology may cause interference with and be interfered with by other signals present in PPTs' copper plant, usually with lines in close proximity. Such interference concerns have been, and we expect may in the future continue to be, used by the PTTs as a reason to delay the development of our services.

     The DSL business is expected to be extremely competitive. COLT Telecom, for example, recently announced its intention to significantly expand its DSL business efforts throughout Europe.

WE MUST ESTABLISH AND ENHANCE OUR ZON BRAND IN ORDER TO COMPETE EFFECTIVELY IN THE FREE INTERNET SERVICE MARKET

     We believe that in order to develop Zon into a viable business, we must continue to invest significant marketing and other resources in order to establish, maintain and enhance the Zon brand. We have been operating our free Internet service under the Zon name since September 1999 and have applied for trade mark registration of the "Zon" name and logo. Sun Microsystems has contested our use of the Zon name and we are currently in discussion with them on this matter. We cannot assure you that we will reach a satisfactory agreement with Sun Microsystems enabling us to continue to use the Zon name, nor that our applications will be successful or that the Zon name and logo will not be successfully attacked by third parties alleging prior rights or that the trade mark is otherwise valid. In order to attract and retain users and to promote and maintain our brand or future brands we may need to substantially increase our marketing and development expenditures. Our ability to raise financing for these activities, on a stand-alone basis or otherwise, is limited by the terms of our current debt instruments. Our business could be adversely affected if our efforts are unproductive or if we cannot increase our brand awareness.

THE COMPETITION FOR USERS IN THE INTERNET SERVICE MARKET IS VERY INTENSE AND MAY RESULT IN A DECREASE IN OUR USER BASE AND IN OUR REVENUE

     Our Internet division operates in the Internet services market, which is extremely competitive. Our Internet competitors include many large companies that have substantially greater market presence and greater financial, technical, marketing and other resources. Our Internet operations compete for registered and other users, and, consequently, e-commerce and advertising revenue, directly or indirectly, with the following categories of companies:

     - traditional providers of Internet access in the Benelux which currently charge for Internet access, such as Planet Internet, World Online, World Access, Chello, Sky Net and Online Internet,

     - online service providers which charge for Internet access, consisting primarily of U.S. providers such as AOL and Compuserve,

     - other free online services in the Benelux such as Freeler, Wanadoo, Wish, Freebel and NOK NOK,

     -  some Benelux retailers who offer free Internet access, such as My Web,

     - universal and specialised Internet sites containing comprehensive information and services, or portals, consisting primarily of U.S. sites such as Yahoo!, Excite, Lycos, Infoseek and Netscape,

     -  Internet communities, such as Geocities and FortuneCity and

     -  high speed and broadband Internet access providers in the Benelux.

     As a result of this competition, our Internet division's user base, as well as our connectivity, e-commerce and advertising revenue may decrease, which could have a material adverse effect on our operations.

COMPETITION IS HEIGHTENED BY THE RAPID GROWTH IN THE NUMBER OF LOW COST AND FREE PROVIDERS OF INTERNET ACCESS

     Our Internet division's competition in the Internet area is likely to increase because the Internet services market has no substantial barriers to entry, low or no switching costs for registered users and no switching costs for other users. Numerous companies have introduced free Internet access in the Benelux, while some existing online services have stopped charging access fees. Because VersaTel Internet's registered users have a variety of no-cost alternatives to our service, they may have more than one Internet account or may switch to another free Internet access provider if they are unable to gain access to our service. As a result, usage of VersaTel Internet's services by registered users may decrease and/or our customer turnover may increase. This would reduce our connectivity, e-commerce and advertising revenues and may make it more difficult for us to attract and retain advertisers.

THE MARKET FOR INTERNET ADVERTISING IS UNCERTAIN AND OUR ADVERTISING REVENUE MAY DECREASE

     We expect to derive a substantial amount of revenue from advertising. However, the demand and market acceptance for Internet advertising is uncertain. There are currently no standards for the measurement of the effectiveness of Internet advertising. If such standards do not develop, existing advertisers may not continue their levels of Internet advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. VersaTel Internet's business would be adversely affected if the market for Internet advertising fails to develop or develops more slowly than expected.

     Different pricing models are used to sell advertising on the Internet. It is difficult to predict which, if any, will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenue. Our advertising revenue could also be adversely affected if we are unable to adapt to new forms of Internet advertising. Moreover, software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of this software would adversely affect the commercial viability of Internet advertising and adversely affect our revenues.

     Furthermore, we believe that the number of Internet companies relying on Web-based advertising revenue will increase greatly in the future. In addition, VersaTel Internet also competes for advertisers and advertising revenue with traditional forms of media such as newspapers, magazines, radio and television. Accordingly, it is likely that VersaTel Internet will face increased competition, resulting in increased pricing pressures on our advertising rates which could in turn have a material adverse effect on our business, results of operations and financial condition.

VERSATEL INTERNET'S ABILITY TO COLLECT PERSONAL DATA ON ITS REGISTERED USERS MAY BE RESTRICTED AND MAY HINDER OUR ABILITY TO GENERATE E-COMMERCE OR ADVERTISING REVENUE

     We must comply with applicable data protection legislation, which limits our ability to collect and use personal information relating to our users. Increased awareness on the part of the public of privacy issues and changes to legislation with which we may have to comply could impact our ability to use such personal information for the benefit of our business, which could affect our financial results.

VERSATEL INTERNET MAY BE LIABLE IF THIRD PARTIES MISAPPROPRIATE OUR USERS' PERSONAL INFORMATION

     If third parties penetrate our security or otherwise misappropriate our users' personal information or credit card information, we could be subject to liability. These liabilities could include claims for unauthorised purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for violation of data protection rights. If such claims are not settled, they could result in litigation which could have an adverse effect on our business.

INTERNET SECURITY CONCERNS COULD HINDER E-COMMERCE

     The need to transmit confidential information securely over the Internet has been a significant barrier to electronic commerce and communications over the Internet. VersaNet's business may be affected by problems caused by computer viruses, security breaches and other inappropriate uses of our network, such as e-mail spamming, or junk e-mail. Any well-publicized compromise of security could deter people from using the Internet or using it to conduct transactions that involve transmitting confidential information. VersaTel Internet may incur significant costs to protect itself against the threat of security breaches or to alleviate problems caused by such breaches. In addition, alleviating these problems may cause interruptions, delays or cessation in service to our users, which could cause them to stop using our service or assert claims against VersaTel Internet or cause us to lose revenues for the time our site is not operational.

ONE CUSTOMER REPRESENTS A SIGNIFICANT PORTION OF OUR REVENUES

     As a result of our acquisition of Svianed in June 1999, 17.5% of our revenues for the year ended December 31, 1999, on a combined pro forma basis with Svianed and VEW Telnet, would have come from the Gak group of companies. The Gak group is under contract to use our data services until May 2001. We cannot assure you that we will be able to retain the Gak group as a customer after May 2001 or that our revenues from the Gak group would not thereafter be significantly curtailed. We cannot assure you that any such lost revenues could be replaced. A loss of the revenues derived from the Gak group, without significant replacement revenue from other sources could have a material adverse effect on our business.

OUR LIMITED HISTORY AND EXPERIENCE COULD PLACE US AT A DISADVANTAGE TO ESTABLISHED COMPETITORS AND MAY NOT BE A RELIABLE BASIS FOR EVALUATING OUR PROSPECTS

     We were founded in October 1995 and, as a result, we have limited experience as an operating company and have generated only limited revenues. We entered the Belgian market in the third quarter of 1998 and intend to enter the Luxembourg market this year. In both of these markets, we have limited or no operating experience and services had previously been provided primarily by the national PTTs. Through our acquisition of VEW Telnet in December 1999, we have also entered the German market in which we have no prior operating experience. Through our acquisitions of CS Net in November 1998, SpeedPort and VuurWerk in May 1999, and Svianed and ITinera in June 1999, and our launch of Zon in August 1999, we have entered several markets for Internet-based services which represent new and rapidly developing markets for us. Accordingly, you should consider our prospects in light of the risks, expenses and delays inherent in establishing operations in markets with long established competitors and other recent entrants and the risks associated with establishing operations in new technologically advanced industries.

IF WE DO NOT ADAPT TO THE RAPID CHANGES IN THE TELECOMMUNICATIONS INDUSTRY, WE COULD LOSE CUSTOMERS OR MARKET SHARE

     The European telecommunications industry is changing rapidly due to, among other factors, liberalization, privatization of PTTs, technological improvements, expansion of telecommunications infrastructure and the globalization of the world's economies and trade. Such changes may happen at any time and can significantly affect our operations. We cannot assure you that one or more of these factors will not occur as we expect or will not have unforeseen effects which could have a material adverse effect on us. We also cannot assure you that, even if these factors turn out as anticipated, our strategy will be successful in this rapidly evolving market.

     The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new products and services, and increased availability of transmission capacity, as well as the increasing utilization of Internet-based technologies for voice and data transmission. Our success will depend substantially on our ability to predict which of the many possible current and future networks, products and services will be important to finance, establish and maintain. In particular, as we further expand and develop our network, we will become increasingly exposed to the risks associated with the relative effectiveness of our technology and equipment. The cost of implementation of emerging and future technologies, such as technologies relating to our DSL service or UMTS wireless technology, could be significant, and we cannot assure you that we will select appropriate technology and equipment or that we will obtain appropriate new technology on a timely basis or on satisfactory terms. Our failure to obtain effective technology and equipment may adversely affect our ability to offer competitive products and services and the viability of our operations and could result in us losing customers or market share.

THE LOSS OF OUR KEY PERSONNEL COULD AFFECT OUR GROWTH AND FUTURE SUCCESS

     Our success depends in significant part on the continued employment of certain of our key executive officers, including Gary Mesch, our managing director, Greg Mesch, our vice president for corporate development, Raj Raithatha, our vice president for finance and chief financial officer, Larry Hendrickson, our vice president for technology and chief technology officer and Marc van der Heijden, our vice president for legal and regulatory affairs. We have not yet identified or hired a complete management team to support our acquisition of VEW Telnet and certain of our senior managers will need to devote substantial time to running the acquired business and integrating it into our operations. We will also need to hire increasing numbers of qualified technical, sales and marketing, and support personnel to successfully implement our expansion plans. We do not have any "key person" insurance. There is intense competition for qualified personnel in our industry in Europe and the limited availability of qualified individuals could become an issue of increasing concern in the future. Our financial condition depends upon qualified personnel implementing a successful business plan. The loss of any of the individuals listed above or our inability to identify, attract and retain other necessary qualified personnel could adversely affect our business.

WE ARE DEPENDENT ON OUR COMPETITORS TO PROVIDE OUR CUSTOMERS WITH ACCESS TO OUR NETWORK

     We do not own most of the telecommunications transmission infrastructure that we presently use. We use extensively the telecommunications transmission infrastructure of other carriers in the Benelux and Germany and we depend on interconnection agreements with these carriers to connect our customers to our own network. Most of these carriers are our competitors. Svianed in particular currently depends heavily upon leased lines procured from KPN Telecom. Interconnection rates fluctuate and may be increased as a result of cost increases on the side of the dominant providers. For example, the Dutch regulator OPTA approved an increase in interim rates for the 1999-2000 period for interconnection. Definitive rates will only be known at the end of 2000.

     Our profitability significantly depends on our ability to achieve access, on a timely basis and at attractive rates, to the facilities of our competitors, who may try to limit such access. In particular, the expansion of our DSL business beyond the current trial phase depends upon access to co-location facilities and existing copper infrastructure controlled by the PTTs.

     Our dependence on third parties to provide our customers with access to our network makes us susceptible to price fluctuations, service disruptions and cancellations that are outside of our control. These occurrences historically have resulted in the loss of some customers and could result in customer losses in the future. For example, in October 1998, we experienced two temporary disruptions as a result of a malfunction in the software of KPN Telecom, which led to customers temporarily having to switch off our network. We believe that we lost a limited number of customers due to those service disruptions. Such disruptions may occur from time to time in the future. Recently, certain Dutch mobile operators have instituted call-blocking to prevent lower cost refiling alternatives for fixed-to-mobile calls.

     Svianed's network is comprised of leased lines from KPN Telecom and Internet uplinks from UUNet. Svianed's profitability depends on its ability to continue to have access to the facilities of KPN Telecom and UUNet.

WE EXPECT TO ENCOUNTER INCREASING COMPETITION FROM DOMINANT MARKET PARTICIPANTS AND NEW ENTRANTS

     The European telecommunications industry is a very competitive market that is subject to both the continued dominance of PTTs and the arrival of new entrants.

     PTTs have significant competitive advantages over non-PTT market participants which include:

     -  cost advantages as a result of economies of scale,

     -  greater financial resources, market presence and network coverage,

     -  greater brand name recognition, customer loyalty and goodwill,

     - control over domestic transmission lines and control over the access to these lines by other participants, and

     - close ties to national regulatory authorities that may be reluctant to adopt policies that would adversely affect their competitive position.

     Our policy in this competitive environment has been to price our products and services at a discount to the PTTs and to offer high-quality customer service, products and services. However, the prices of long distance calls in most of our markets have decreased substantially and our larger competitors have been able to use their greater financial resources to create severe price competition. We believe that prices will continue to decrease for the foreseeable future and that PTTs and other providers will continue to improve their product offerings, which will increase these competitive pressures.

     Our competition in the Benelux and Germany also comes from newer market entrants including MCI WorldCom, Telfort, GTS/Esprit Telecom, COLT Telecom and other more recent Internet-based competitors. Further, we believe that, as a result of the introduction of the euro, there will be a greater transparency in prices in our market which may lead to further price competition. Sustained price competition could have a material adverse effect on our business.

EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY AFFECT OUR BUSINESS

     A significant portion of our indebtedness is denominated in U.S. dollars. However, our revenues have been and will continue to be denominated in Dutch guilders, Belgian francs, Deutsche marks and, increasingly, in euros. Therefore, our ability to pay the interest and principal due on the Notes will be affected by changes in the exchange rates between the U.S. dollar and the euro.

     We denominate our financial reports in Dutch guilders while we maintain significant U.S. dollar denominated assets and liabilities, so our reported results of operations may be significantly affected by exchange rate movements. Furthermore, we will become subject to greater foreign exchange fluctuations if we expand our operations outside the Benelux and Germany and begin to receive revenues denominated in currencies other than from countries that have adopted the euro as their currency.

ANY INABILITY TO IDENTIFY FUTURE ACQUISITION OPPORTUNITIES AND TO PURSUE SUCH OPPORTUNITIES MAY HINDER OUR GROWTH

     As part of our business strategy, we may enter into strategic alliances with, or make investments in, companies in business areas that are complementary to our current operations. Any such future strategic alliances, acquisitions or investments would involve risks. Our strategy presents risks inherent in assessing the value, strengths and weaknesses of acquisition and investment opportunities, and in integrating and managing newly acquired operations and improving their operating efficiency. In addition, such acquisitions and investments could divert our resources and consume the time of our management. We cannot assure you that any desired strategic alliance, acquisition or investment can be made in a timely manner or on terms and conditions acceptable to us. We cannot assure that we will be successful in identifying attractive acquisition candidates, completing and financing additional acquisitions on favorable terms, or integrating the acquired businesses or assets into our existing operations.

WE MAY ENCOUNTER DELAYS, OPERATIONAL PROBLEMS AND INCREASED COST IF WE ARE UNABLE TO ACQUIRE KEY EQUIPMENT FROM OUR MAJOR SUPPLIERS

     We are dependent on third party suppliers of hardware and software components, including Nortel, Cisco, Nokia, Newbridge, Siemens, Hewlett Packard, Microsoft and Netscape. Although we attempt to maintain a number of vendors for each product, a failure by a supplier to deliver quality products to us on a timely basis or our inability to develop alternate sources if and as required could result in delays which could have a material adverse effect on us.

     Our recourse against suppliers who fail to deliver products to us on a timely basis is restricted by contractual liability limitations in supply agreements and purchase orders and, in many cases, by practical considerations relating to our desire to maintain good relationships with suppliers. Moreover, we cannot be sure that we will be able to obtain such products on the scale we require at an affordable cost or at all. Neither can we be certain that our suppliers will not enter into exclusive arrangements with our competitors or stop selling their products or components to us at commercially reasonable prices or at all. Any failure of our sole or limited-source suppliers to provide products or components that comply with our standards could have a material adverse effect on us.

OBSTACLES ASSOCIATED WITH THE EFFECTIVE IMPLEMENTATION OF THE LIBERALIZATION IN THE EUROPEAN TELECOMMUNICATIONS MARKETS MAY ADVERSELY AFFECT OUR BUSINESS

     The European telecommunications industry is subject to a significant degree of regulation. The national governments of the EU Member States were required to pass legislation to liberalize the telecommunications markets within their countries to implement European Commission directives. Although most of the EU Member States have now implemented the required legislation, they have done so on an inconsistent, and sometimes unclear, basis. In addition, the legislation and/or its implementation has, in certain circumstances, imposed significant obstacles on the ability of carriers to proceed with the necessary licensing process. Such barriers include requirements that carriers make significant capital commitments to build infrastructure, complete extensive application documentation and pay significant license fees. Implementation has also been slow in certain EU Member States as a result of such EU Member State's failure to dedicate the resources necessary to have a functioning regulatory body in place. Although we have obtained the necessary licenses, authorizations and registrations to operate our business in the jurisdictions in which we currently operate, we will have to obtain additional licenses and authorizations if we expand our business to other countries. We are not certain that we will be able to obtain such licenses and authorizations on a timely basis. The above factors and other potential obstacles associated with the effective implementation of liberalization could have a material adverse effect on our operations by preventing us from expanding our operations as quickly as currently intended.

     There are currently few laws and regulations that specifically regulate communications on the Internet. European and U.S. government authorities and agencies are considering laws and regulations that address issues such as user privacy, infringement pricing, on-line content regulation, intellectual property ownership and taxation of on-line products and services. The EU has adopted two directives that impose restrictions on the collection and use of personal data, guaranteeing citizens of EU Member States the right of access to their data, the right to know where the data originated and the right to recourse in the event of unlawful processing. However, to the best of our knowledge, no European court has ever held a telecommunications services provider liable for content transmitted over its network, although we cannot assure you that laws or regulations will not be adopted that will impose such liability, or that any future court rulings will not impose such liability. Any future regulation of the Internet that imposes restrictions on the way we conduct our business could seriously adversely affect our business, financial condition and results of operations.

CHANGE OF CONTROL MAY CAUSE DEFAULT UNDER OUR INDENTURES

     Pursuant to the terms of our outstanding series of notes, each holder can require us to repurchase its notes in the event a change of control of VersaTel. However, our existing contractual obligations or an inability to obtain adequate resources may prevent us from offering to repurchase such notes. Our failure to offer to repurchase the notes would be an event of default under the indentures governing the Notes and would, therefore, materially adversely affect our business.

VOLATILITY OF SHARE PRICES

     Recently, stock markets in the United States and Europe have experienced significant price and volume fluctuations and the market prices of securities of telecommunications service providers and technology companies, particularly Internet-related companies, have been highly volatile. Investors may lose all or part of their investment. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation in the United States has often been instituted against such a company. The institution of such litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could materially adversely affect our business, results of operations and financial conditions.

ANTITAKEOVER PROVISIONS COULD DELAY OR PREVENT A CHANGE IN CONTROL

     Our articles of association provide for the possible issuance of preference shares A, preference shares B and one priority share. Such shares may be issued pursuant to a resolution of the general meeting of shareholders. However, our management board has obtained from the shareholders at a general meeting the authority to issue preference shares and the priority share subject only to the prior approval of the supervisory board. The issuance of preference shares or the priority share may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market place for our ordinary shares:

      -- Preference shares A and preference shares B. Upon obtaining authority from the general meeting of shareholders to issue preference shares, our management board is expected to grant a call option on preference shares, which in the case of preference shares B will not exceed 100% of all our other outstanding shares, to an independent foundation (stichting) to be established under Netherlands law. In the event of a threatened hostile take-over bid, the foundation may exercise this option. The issuance of such preference shares could therefore inhibit a change of control.

      -- Priority share. Upon obtaining authority from the general meeting of shareholders to issue the priority share, our management board is expected to grant a call option on the priority share to an independent foundation (stichting) to be established under Netherlands law. In the event of a threatened hostile take-over bid, the foundation may exercise this option. The priority share carries special voting rights. The issuance of this priority share could therefore inhibit a change of control.

PAYMENTS OF DIVIDENDS

     We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations, expand our network, repay outstanding obligations and finance future acquisitions. Therefore, we do not expect to pay any dividends in the foreseeable future. In addition, the indentures governing the High Yield Notes severely limit, and for the foreseeable future effectively prohibit, our ability to pay cash dividends on our capital stock.

WE MAY BE CLASSIFIED AS AN INVESTMENT COMPANY

     We may qualify as an investment company under the U.S. Investment Company Act of 1940, as amended, because we may own investment securities that have a value exceeding 40% of our unconsolidated assets not including U.S. government securities and we may not qualify for any exemption under the Investment Company Act. If we qualify as an investment company and choose not to register with the Commission, we may not, among other things, be allowed to conduct a public offering of securities in the United States in the future which would materially adversely affect our ability to raise additional capital.

     In order to avoid registering as an investment company, we are relying on Rule 3a-2, which provides a temporary exemption from investment company status for a period of up to one year from the receipt of funds, provided that we have bona fide intent to be engaged primarily, as soon as reasonably possible and in any event at the end of one year, in a business other than that of investing, reinvesting, owning, holding or trading in securities. We may not rely on Rule 3a-2 more than once in any three-year period.

     In order to ensure that we do not qualify as an investment company at the end of our one-year exemption, we may have to invest proceeds from our offerings in U.S. government securities. Such investments, if not hedged, would expose us to currency exchange rate fluctuations since most of our obligations are non-dollar denominated. The cost of any hedge of this currency exchange rate exposure would be significant.

PASSIVE FOREIGN INVESTMENT COMPANY CONSEQUENCES

     For the year 1998, we were a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes. Although we were not a PFIC for 1999, there is a significant possibility that we may become a PFIC in 2000. This will depend upon the sources of our income and the relative values of our passive assets (such as cash) and our non-passive assets (such as goodwill). We currently hold a substantial amount of cash as working capital. Furthermore, the value of our goodwill is a function of the trading price of our shares and therefore is subject to significant change throughout the year. A decrease in the market value of our shares therefore could cause us to become a PFIC. U.S. Holders that own Shares, ADSs or Warrants at any time during a taxable year for which we are a PFIC will be subject to a complex set of rules under the Internal Revenue Code and, generally, could in effect be subject to additional tax upon certain distributions by us or upon a sale or other disposition of such Shares, ADSs or Warrants. We urge investors to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

ORIGINAL ISSUE DISCOUNT CONSEQUENCES

     Holders of the Second Notes will be required to include original issue discount and stated interest on their Second Notes in gross income for such purposes. See "Item 7: Taxation -- U.S. Tax Considerations" for a more detailed discussion of the U.S. federal income tax consequences for the holders of the Second Notes.

                        ITEM 2:  DESCRIPTION OF PROPERTY

     Our principal executive offices are located at Paalbergweg 36, 1105 BV Amsterdam-Zuidoost, The Netherlands. The lease agreement for this location will expire in May 2003. We recently entered into a lease agreement for a new head office in Amsterdam. We will move most of our employees to this new office space, which is located at Hullenbergweg 111, 1101 CL Amsterdam-Zuidoost, The Netherlands in April 2000. The new lease agreement will expire on February 1, 2010.

     Our Belgian offices are located at Noorderlaan 133 in Antwerp. The lease agreement for this location will expire in May 2007.

     Our German offices are located at Unterste Wilms Strasse 29, 44143 Dortmund, Germany. The building is owned by VEW Energie, the former owner of VEW Telnet. The agreement between us and VEW Energie for the acquisition of VEW Telnet also provided for continuing use of VEW Energie buildings, including the building in which these offices are located, on mutually agreeable terms.

     VuurWerk has offices located at Richard Holkade 10, 2033 PZ Haarlem, The Netherlands. The lease agreement for these offices expires in December 2005.

     CS Net has offices located at Brugweg 56, 2741 KZ Waddinxveen, The Netherlands. The lease agreement for these offices expires in August 2006.

     SpeedPort has offices located at Entrada 111-114, 1096 6EA Amsterdam. The lease agreement for these offices expires in January 2005.

     ITinera has offices located at Dam 171, 8500 Kortrijk, Belgium. The lease agreement for these offices expires in August 2006.

                           ITEM 3:  LEGAL PROCEEDINGS

     VersaTel has filed complaints in the past with the European Commission, OPTA and the Minister of Transport and Waterways of The Netherlands, as part of its regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

     Cromwilld, one of the shareholders of the Company, objected to the 1998 recapitalization as described in the Company's Form 20-F (filed with the Securities and Exchange Commission on March 30, 1999), and to the issuance of the two tranches of units consisting of warrants and senior notes as described in the Form 20-F, and threatened to challenge in court certain of the Company's actions in connection therewith. In January 1999, Cromwilld filed, pursuant to article 2:345 of the Netherlands Civil Code, a petition with the Enterprise Chamber of the Court of Appeals in Amsterdam requesting the appointment of one or more experts to investigate the management and affairs of the Company. In May 1999, the Enterprise Chamber denied Cromwilld's request.

     On July 20, 1999, the Company entered into, along with its shareholders and certain other parties, a Settlement Agreement with Cromwilld Limited, in order to resolve disputes arising out of a pre-existing shareholders' agreement and other matters. The major terms of the Settlement Agreement provide for:

     - the transfer of 146,988 of our ordinary shares held by Telecom Founders B.V. to Cromwilld;

     - the issuance of 200,000 shares of the Company on July 20, 1999 to Cromwilld at a price of NLG 7.50 per ordinary share;

     - the ability for Cromwilld to include 1,800,000 of its ordinary shares in the initial public offering of the Company;

     - certain piggyback registration rights in favor of Cromwilld that will take effect 180 days from the date of the initial public offering of the Company;

     - the payment by us of $300,000 for Cromwilld's fees and expenses related to the Settlement Agreement and certain other matters;

     - the acknowledgment by all parties to the shareholders' agreement of the Company that the shareholders' agreement will be terminated concurrently with the closing of the initial public offering of the Company;

     - the withdrawal by Cromwilld of its pending legal proceedings against the Company and its shareholders;

     - Cromwilld's full cooperation with the initial public offering of the Company; and

     - the obligation of the Company's shareholders, including Cromwilld, to procure the resignation or dismissal of Cromwilld's nominee, Denis O'Brien, from the Supervisory Board of the Company, after the completion of the initial public offering.

     As of December 31, 1999, all of the terms of the Settlement Agreement, except with respect to certain piggyback registration rights provided to Cromwilld (which have not yet taken effect), have been completed.

     VersaTel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which VersaTel is a party will have a material adverse effect on our financial position or results of operations.

                         ITEM 4:  CONTROL OF REGISTRANT

     VersaTel was incorporated under the law of The Netherlands on October 10, 1995, as a private company with limited liability, referred to as besloten vennootschap met beperkte aansprakelijkheid or a B.V. VersaTel converted its legal structure from a B.V. to a public company with limited liability, referred to as naamloze vennootschap or an N.V., on October 15, 1998. VersaTel has its corporate seat in Amsterdam, The Netherlands. VersaTel is registered under number 33272606 at the Commercial Register in Amsterdam, The Netherlands.

     On April 13, 1999, VersaTel effected a 2-for-1 stock split. On July 14, 1999, a general meeting of shareholders approved an amendment to VersaTel's articles of incorporation to provide for, among other things, a consolidation of its Class A shares and Class B shares into one single class of ordinary shares and the possible issuance of preference shares A, preference shares B and a priority share.

     The authorized share capital of VersaTel was increased on December 22, 1999 to NLG 18.5 million, consisting of 175 million ordinary shares with a par value of NLG 0.05 each, 20 million preference shares A with a par value of NLG 0.05 each, 175 million preference shares B with a par value of NLG 0.05 each and one priority share with a par value of NLG 0.05. The authorized capital of VersaTel may further be increased by a shareholders' resolution and subsequent amendment of the articles of association. The issued capital must at all times at least equal 20.0% of the authorized capital.

     As of December 31, 1999, 79,224,986 ordinary shares are issued and outstanding. The following table sets forth information regarding the beneficial ownership of the ordinary shares of VersaTel as of December 31, 1999, by each beneficial owner of 5.0% or more of the ordinary shares and by the executive officers and directors of VersaTel as a group.

                                                                NUMBER      PERCENT OF SHARES
NAME OF BENEFICIAL OWNER                                      OF SHARES      OUTSTANDING(1)
------------------------                                      ----------    -----------------
NeSBIC Venture Fund C.V.(2).................................  15,162,896          19.1%
Paribas Deelnemingen N.V....................................   7,282,340           9.2
Cromwilld Limited...........................................   5,853,036           7.4
Telecom Founders B.V.(3)....................................   5,663,568           7.1
                                                              ----------          ----
  Total.....................................................  33,961,840          42.8%
All directors and executive officers as a group(4)..........   7,603,568           9.6%

---------------

(1) Percentages do not reflect the issuance of an aggregate of 130,000 shares approved for issuance by our shareholders in connection with earn-out obligations relating to the acquisitions of SpeedPort and ITinera. Does not give effect to dilution from the exercise of warrants covering 4,441,022 ordinary shares issued in the First High Yield Offering and the Second High Yield Offering that have not been exercised as of December 31, 1999 or to options outstanding to employees covering 5,204,760 ordinary shares (all as adjusted to give effect to the 2-for-1 stock split on April 13, 1999).

(2) Includes 1,274,510 ordinary shares held by NeSBIC Groep B.V., an affiliate of NeSBIC Venture Fund C.V.

(3) Telecom Founders B.V., a Netherlands company, is a wholly owned subsidiary of Relyt Holdings N.V., a Netherlands Antilles company owned by R. Gary Mesch. The Company understands that Telecom Founders B.V. has issued depositary receipts representing a substantial portion nearly half of its shareholding in VersaTel to certain persons, including officers and directors of VersaTel.

(4) Reflects (i) 5,663,568 shares held by Telecom Founders B.V., beneficial ownership of which may be attributed to Mr. R. Gary Mesch and other executive officers of VersaTel upon the exchange of their depositary receipts in the Company, and (ii) 1,940,000 shares issued as a result of options exercised by certain executive officers.

                       ITEM 5:  NATURE OF TRADING MARKET

     The Company's ordinary shares are currently listed on the Amsterdam Stock Exchange and the American Depository Shares (ADSs) of the Company are listed on the Nasdaq National Market, each under the symbol

"VRSA." On December 30, 1999, the last reported sale price of our ordinary shares on the Amsterdam Stock Exchange was NLG 35.00. On December 31,1999, the last reported sale price of our ADSs, each representing one ordinary share, on the Nasdaq National Market was $34 15/16. The warrants are not listed on any exchange.

     The High Yield Notes and the Convertible Notes are eligible for trading in the PORTAL market by qualified institutional buyers. In addition, the First Notes, Second Notes, and Third Notes are listed on the Luxembourg Stock Exchange. However, the liquidity of any market for the High Yield Notes and the Convertible Notes will depend upon the number of holders of such Notes, our performance, the market for similar securities and the prospects for our industry generally. Also, the market for non-investment grade debt has been subject to substantial price swings. Therefore, we cannot make any assurances that an active trading market will develop or, if a market develops, what the liquidity of that market will be.

               ITEM 6:   EXCHANGE CONTROLS AND OTHER LIMITATIONS
                           AFFECTING SECURITY HOLDERS

     There are no legislative or other legal provision currently in force in the Netherlands or arising under the Articles of Association restricting the payment of dividends to holders of VersaTel's ordinary shares or ADSs not resident in The Netherlands, except for regulations restricting the remittance of dividends and other payments in compliance with European Union sanctions.

     Netherlands law does not impose restrictions that would affect the remittance of interest or other payments to nonresident holders of the Notes or any other foreign exchange controls.

                               ITEM 7:  TAXATION

                         NETHERLANDS TAX CONSIDERATIONS

     The following discussion, subject to the limitations set forth therein, describes the material Netherlands tax consequences of the acquisition, ownership and disposition of the Shares and the acquisition, ownership, disposition and conversion of the Notes, and is the opinion of Arthur Andersen, special Netherlands tax counsel (belastingadviseurs) to VersaTel. This opinion represents Arthur Andersen's interpretation of existing law. This opinion does not address the income taxes imposed by any political subdivision of The Netherlands or any tax imposed by any other jurisdiction. This opinion does not discuss all the tax consequences that may be relevant to the holders in light of their circumstances or to holders that are subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. Changes in VersaTel's organizational structure or the manner in which VersaTel conducts its business may invalidate this opinion. Changes in the applicable laws may invalidate this opinion and this opinion will not be updated to reflect such subsequent changes. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THEIR ACQUIRING, OWNING AND DISPOSING OF THE SHARES AND THE ACQUISITION, OWNERSHIP, DISPOSITION AND CONVERSION OF THE NOTES.

SUBSTANTIAL INTEREST

     A shareholder that owns, either via shares, warrants, conversion rights or options, directly or indirectly, 5% or more of any class of shares, or 5% or more of the total issued share capital of a company (a "Substantial Interest"), is subject to special rules. Profit participation rights which give the holder rights to all 5% or more of the annual profit or 5% or more of the liquidation proceeds of the target company will also qualify as substantial interest. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis and the shareholder continues to own share in the company. With respect to individuals, attribution rules exist in determining the presence of a Substantial Interest. In the situation that a shareholder has or is deemed to have a Substantial Interest in a Company, then all the Notes, Warrants and Shares or ADSs such shareholder holds will form a part of this Substantial Interest. Unless indicated otherwise, the term "shareholder", as used herein, includes individuals and entities (as defined under

Netherlands tax law) holding ordinary shares, but does not include any such person having a Substantial Interest in VersaTel.

TAX CONSEQUENCES FOR RESIDENTS OR DEEMED RESIDENTS OF THE NETHERLANDS

DIVIDEND WITHHOLDING TAX

     Dividends that VersaTel distributes are subject to withholding tax at a rate of 25%, unless:

     1. the participation exemption applies and the ordinary shares are attributable to the business carried out in The Netherlands, or

     2. dividends are distributed to a qualifying EU corporate shareholder satisfying the conditions of the EU directive, or

     3. the rate is reduced by treaty.

     Dividends may include:

     -  distributions of cash,

     -  distributions of property in kind,

     -  constructive dividends,

     -  hidden dividends,

     -  liquidation proceeds in excess of our recognized paid-in capital,

     - consideration for the repurchase of Warrants, Shares and/or ADSs by us, in excess of our recognized paid-in capital,

     - proceeds from the redemption of shares in excess of our recognized paid-in capital,

     - stock dividends equal to their nominal value (unless distributed out of our recognized paid-in share premium), and

     -  the repayment of paid-in capital not recognized as capital.

     The term "recognized paid-in capital" or "share premium relates to our paid-in capital or share premium as recognized for Netherlands tax purposes.

     Generally, a shareholder that resides, or is deemed to reside, in The Netherlands will be allowed a credit against Netherlands income tax or corporation tax for the tax withheld on dividends paid on ordinary shares. A legal entity resident in The Netherlands that is not subject to Netherlands corporate income tax may, under certain conditions, request a refund of the tax withheld.

     Dividends VersaTel pays to a corporate shareholder that qualifies for the "participation exemption" (as defined in Article 13 of The Netherlands Corporation Tax Act 1969 (the "Corporation Tax Act")) will not be subject to the dividend withholding tax if the ordinary shares are attributable to the shareholder's business carried out in The Netherlands. A resident corporate shareholder will qualify for the participation exemption if, among other things, the resident shareholder owns generally at least 5% of the nominal paid-up capital.

INTEREST WITHHOLDING TAX

     The Netherlands will not levy withholding taxes from resident holders on any payments under the Notes.

INDIVIDUAL INCOME TAX AND CORPORATION INCOME TAX ON INCOME DERIVED FROM SHARES OR ADSS

     If the Shares or ADSs are held by an individual who resides, or is deemed to reside, in The Netherlands, income derived from the Shares or ADSs is subject to Netherlands income tax on a net income basis at graduated rates. An individual generally is entitled to a dividend exemption of NLG 1,000 a year (NLG 2,000 a year for married couples). Ordinary shares distributed to individual shareholders from our share premium account (as recognized for Netherlands tax purposes) are also exempt from Netherlands income tax. The dividend exemption is not available to an individual shareholder if the ordinary shares:

     1. are attributable to a trade or business carried on by the shareholder, or

     2. form part of a Substantial Interest.

     Dividends accruing to individual shareholders that hold a Substantial Interest are subject to income tax at a rate of 25% on a net basis.

     Dividends received from Shares or ADSs or ordinary shares by an entity that resides, or is deemed to reside, in The Netherlands will be subject to Netherlands corporation tax on a net basis unless the company's shareholding qualifies for the participation exemption. Dividends received from ordinary shares by a pension fund as defined in the Corporation Tax Act are not subject to Netherlands corporation tax.

INDIVIDUAL INCOME TAX AND CORPORATION INCOME TAX ON INCOME DERIVED FROM NOTES

     If the Notes are held by an individual who resides, or is deemed to reside, in The Netherlands, income derived from the Notes is subject to Netherlands income tax on a net income basis at graduated rates. An individual generally is entitled to an interest exemption of NLG 1,000 a year (NLG 2,000 a year for married couples) The interest exemption is not available to an individual shareholder if the Notes are:

     1. attributable to a trade or business carried on by the shareholder, or

     2. form part of a Substantial Interest.

     Interest received from Notes by a corporate holder that resides, or is deemed to reside, in The Netherlands will be subject to Netherlands corporation tax on a net basis if the notes are (deemed) attributable to a trade or business carried on (or deemed to be carried on) by the holder. Interest received from Notes by a pension fund as defined in the Corporation Tax Act is not subject to Netherlands corporation tax.

INDIVIDUAL INCOME TAX AND CORPORATION INCOME TAX ON INCOME DERIVED FROM WARRANTS

     The issue of the Warrant to an individual, not carrying on a business, nor having a Substantial Interest in VersaTel, who reside, or is deemed to reside in The Netherlands, constitutes taxable income on the value of the Warrant, if the related Note is issued at par. If the related Note is issued below par, the difference is taxable at (partial) redemption, The holding period of the Warrant does not constitute taxable income.

     The value of the Warrant held by an individual holder, not carrying on a business, nor having a Substantial Interest in VersaTel, will not constitute taxable income, if the interest percentage on the related Note is not lower than 0.5% of the market interest rate.

     For individual holders carrying on a business, and corporate holders the Warrant constitutes a business asset, creating taxable income depending on subsequent value increase or decrease.

CAPITAL GAINS REALIZED FROM THE SALE OR EXCHANGE OF SHARES OR ADSS

     Capital gains derived from the sale, conversion or disposition of Shares or ADSs by an individual shareholder who resides, or is deemed to reside, in The Netherlands are not subject to Netherlands income tax, provided:

     1. the Shares or ADSs were not acquired directly or indirectly by VersaTel or a subsidiary of VersaTel,

     2. the shareholder did not have a (deemed) Substantial Interest in VersaTel's share capital at the time of the sale or exchange, and

     3. the Shares or ADSs were not assets of a business.

     Capital gains realized by an individual shareholder that is a resident or a deemed resident of The Netherlands on the disposal of Shares or ADSs forming part of a (deemed) Substantial Interest are subject to tax at a rate of 25%. Capital gains realized by an individual resident shareholder from the sale or exchange of Shares or ADSs forming part of the assets of a shareholder's business are subject to tax on a net income basis at the progressive income tax rates.

     If the Shares or ADSs are held by an entity that is a resident or a deemed resident of The Netherlands, capital gains realized from the sale or exchange of the Shares or ADSs are subject to corporation tax if the Shares are (deemed) attributable to a trade or business carried on (or deemed to be carried on) by the holder, unless the shareholding qualifies for the participation exemption. If the Shares or ADSs are held by a qualifying pension fund, gains realized from the sale or exchange of ordinary shares are exempt from Netherlands corporation tax.

Capital Gains realized from the Sale or Exchange of Notes

     Capital gains derived from the sale of the Notes by an individual holder will not be subject to individual income tax provided the individual holder does not own a (deemed) substantial interest in VersaTel and provided the Notes are not assets of a business. Any interest or accretion received on the Notes and any interest accrued in the period between the date of the latest interest payment and the date of disposal of the Notes by individuals will be subject to Netherlands individual income tax.

     Capital gains derived from the sale of the Notes, interest and accretion received by a corporate holder that resides, or is deemed to reside, in The Netherlands will be subject to Netherlands corporate income tax if the notes are (deemed) attributable to a trade or business carried on (or deemed to be carried on) by the holder.

Capital Gains realized from the Sale or Exercise of Warrants

     The taxation of capital gains realized from the sale or exercise of Warrants will be the same as the taxation of capital gains realized from the sale of Shares or ADSs described above, except for the participation exemption which does not apply to capital gains realized from the sale or exchange of Warrants.

Net Wealth Tax

     An individual who resides, or is deemed to reside, in The Netherlands generally will be subject to a net wealth tax at a rate of 0.7% on the fair market value of the Notes, Warrants, Shares and/or ADSs.

Gift Tax and Inheritance Tax

     Netherlands gift tax or inheritance tax will be due with respect to a gift or inheritance of Notes, Warrants, Shares and/or ADSs from a person who resided, or was deemed to have resided, in The Netherlands at the time of the gift or his or her death. Netherlands tax will be due in the case of a gift of Notes, Warrants Shares and/or ADSs by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, if such individual dies within 180 days after the date of the gift, while being resident or deemed resident in The Netherlands. A Dutch national is deemed to have been resident in The Netherlands if he or she was a resident in The Netherlands at any time during the ten years preceding the date of the gift or the date of his or her death. For gift tax purposes, each person (regardless of nationality) is deemed to be a Netherlands resident if he or she was a resident in The Netherlands at any time during the 12 months preceding the date of the gift. The ten-year and 12-month residency rules may be modified by treaty.

     Liability for payment of the gift tax or inheritance tax rests with the donee or heir, respectively. The rate at which these taxes are levied is primarily dependent on the fair market value of the gift or inheritance and the relationship between the donor and donee or the deceased and his or her heir(s). Exemptions may apply under specific circumstances.

TAX CONSEQUENCES FOR NON-RESIDENTS OF THE NETHERLANDS

     This subsection applies to U.S. Holders (as defined below).

DIVIDEND WITHHOLDING TAX

     Dividends VersaTel distributes are subject to withholding tax at a rate of 25%, unless:

     1. the participation exemption applies and the ordinary shares are attributable to the business carried out in The Netherlands, or

     2. dividends are distributed to a qualifying EU corporate shareholder satisfying the conditions of the EU directive, or

     3. the rate is reduced by treaty.

     Dividends may include: distributions of cash, distributions of property in kind, constructive dividends, hidden dividends, liquidation proceeds in excess of our recognized paid-in capital, consideration for the repurchase of Warrants, Shares and/or ADSs by us, in excess of our recognized paid-in capital, proceeds from the redemption of shares in excess of our recognized paid-in capital, stock dividends equal to their nominal value (unless distributed out of our recognized paid-in share premium), and the repayment of paid-in capital not recognized as capital.

     The term "recognized paid-in capital" or "share premium" relates to our paid-in capital or share premium as recognized for Netherlands tax purposes.

     A non-resident shareholder may benefit from a reduced dividend withholding tax rate pursuant to an income tax treaty in effect between the shareholder's country of residence and The Netherlands. Under most Netherlands income tax treaties, the withholding tax rate is reduced to 15% or less, provided that:

     1. the recipient shareholder does not have a permanent establishment in The Netherlands to which the ordinary shares are attributable, and

     2. the recipient shareholder is the beneficial owner of the dividends.

     Under the Income Tax Treaty of December 18, 1992 concluded between The Netherlands and the United States (the "Treaty"), dividends we pay to a resident of the United States generally will be subject to a dividend withholding tax rate of 15%. The rate may be reduced to 5% if the beneficial owner is a United States corporation that directly holds 10% or more of the voting power in our Company. The Treaty exempts from withholding tax dividends received by exempt pension trusts and exempt organizations, under conditions as defined in the Treaty. Except in the case of exempt organizations, dividends paid may benefit from the reduced dividend withholding tax rate (or exemption from dividend withholding tax) by filing the proper forms in advance of the dividend payment. Exempt organizations remain subject to the statutory withholding rate of 25% and must file a return to claim a refund of the tax withheld.

     A shareholder may not claim Treaty benefits unless:

     1. the shareholder is a "resident" of the United States, as that term is defined in the Treaty, and

     2. Article 26 (the "treaty shopping rules") does not preclude the shareholder's ability to claim Treaty benefits.

     The withholding of tax on dividend distributions on Shares or ADSs to a non-resident corporate shareholder carrying on a business through a Netherlands permanent establishment is not required as long as:

     1. The Netherlands participation exemption applies, and

     2. the Shares or ADSs form a part of the permanent establishment's business assets.

     To qualify for the participation exemption, this entity should hold generally at least 5% of our nominal paid-up capital and the Shares or ADSs must form a part of the permanent establishment's business assets.

INTEREST WITHHOLDING TAX

     The Netherlands will not levy withholding taxes from non-resident holders on payments under the Notes.

INDIVIDUAL INCOME TAX AND CORPORATION INCOME TAX ON INCOME DERIVED FROM NOTES, WARRANTS, SHARES AND/OR ADSS

     A non-resident holder of Notes, Warrants, Shares and/or ADSs will not be subject to Netherlands income tax on interest and/or dividends received from VersaTel, provided such holder does not or has not:

     1. carried on a business in The Netherlands through a permanent establishment or a permanent representative that includes in its assets the Notes, Warrants, Shares and/or ADSs,

     2. held a Substantial Interest in VersaTel's share capital or, in the event the non-resident holder has held a Substantial Interest in VersaTel, such interest was a business asset in the hands of the holder,

     3. shared directly (not through the beneficial ownership of shares or similar securities) in the profits of an enterprise managed and controlled in The Netherlands that owned or was deemed to have owned the Notes, Warrants, Shares and/or ADSs, and

     4. carried out employment activities in The Netherlands or served as a director or board member of any entity resident in The Netherlands, or served as a civil servant of a Netherlands public entity with which the holding of the Notes, Warrants, Shares and/or ADSs was connected.

     Income derived from Shares or ADSs by a non-resident corporate shareholder, carrying on a business through a permanent establishment in The Netherlands, are not subject to Netherlands corporation tax, provided:

     1. The Netherlands participation exemption applies, and

     2. the Shares or ADSs are attributable to the business carried out in The Netherlands.

     To qualify for the participation exemption, the shareholder must generally hold at least 5% of our nominal paid-up capital and meet other requirements.

CAPITAL GAINS REALIZED FROM THE SALE OR EXCHANGE OF NOTES, WARRANTS, SHARES AND/OR ADSS

     A non-resident holder of Notes, Warrants, Shares and/or ADSs will not be subject to Netherlands income tax on capital gains derived from the sale, conversion or disposition of Notes, Warrants, Shares and/or ADSs, provided the non-resident holder does not have or has not:

     1. carried on a business in The Netherlands through a permanent establishment or a permanent representative that included in its assets the Notes, Warrants, Shares and/or ADSs,

     2. held a Substantial Interest in VersaTel's share capital or, in the event the non-resident holder has held a Substantial Interest in VersaTel, such interest was a business asset in the hands of the holder,

     3. shared directly (not through the beneficial ownership of shares or similar securities) in the profits of an enterprise managed and controlled in The Netherlands which owned or was deemed to have owned Notes, Warrants, Shares and/or ADSs, and

     4. carried out employment activities in The Netherlands, or served as a director or board member of any entity resident in The Netherlands, or served as a civil servant of a Netherlands public entity, with which the holding of the Notes, Warrants, Shares and/or ADSs was connected.

     Capital gains derived from the sale, conversion or disposition of Shares or ADSs by a non-resident corporate shareholder, carrying on a business through a permanent establishment in The Netherlands, are not subject to Netherlands corporation tax, provided:

     1. The Netherlands participation exemption applies, and

     2. the Shares or ADSs are attributable to the business carried out in The Netherlands.

     To qualify for the participation exemption, the shareholder must generally hold at least 5% of our nominal paid-up capital and meet other requirements.

     Under most Netherlands tax treaties, the right to tax capital gains realized by a non-resident shareholder from the sale or exchange of Shares or ADSs is in many cases allocated to the shareholder's country of residence.

NET WEALTH TAX

     A non-resident individual shareholder will not be subject to Netherlands net wealth tax in respect of the Notes, Warrants, Shares and/or ADSs provided the non-resident shareholder does not or has not:

     1. carried on a business in The Netherlands through a permanent establishment or a permanent representative that included in its assets the Notes, Warrants, Shares and/or ADSs, and

     2. shared directly (not through the beneficial ownership of shares or similar securities) in the profits of an enterprise managed and controlled in The Netherlands, which owned or was deemed to have owned Notes, Warrants, Shares and/or ADSs.

GIFT TAX AND INHERITANCE TAX

     A gift or inheritance of Notes, Warrants, Shares and/or ADSs from a non-resident holder will not be subject to Netherlands gift tax or inheritance tax in the hands of the donee or heir provided the non-resident holder was not:

     1. a Dutch national who has been resident in The Netherlands at any time during the 10 years preceding the date of gift or the date of death or, in the event he or she was resident in The Netherlands during such period, the non-resident holder was not a Dutch national at the time of gift or death;

     2. solely for the purpose of the gift tax, a resident of The Netherlands at any time during the 12 months preceding the time of the gift (however, in case of a gift by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands and such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands, such tax will be due);

     3. engaged in a business in The Netherlands through a permanent establishment or a permanent representative which included in its assets Notes, Warrants, Shares and/or ADSs; and

     4. shared directly (not through the beneficial ownership of shares or similar securities) in the profits of an enterprise managed and controlled in The Netherlands which owned or is deemed to have owned Notes, Warrants, Shares and/or ADSs.

TAX REFORM 2001

     In The Netherlands a major tax reform is pending which should become effective as of January 1, 2001. It will in particular change the taxation in relation to Notes, Warrants, Shares and/or ADSs held by individual holders resident or deemed resident of The Netherlands which are not part of a so-called substantial interest. According to the proposed legislation Netherlands individual resident holders or deemed Netherlands resident holders of Notes, Warrants, Shares and/or ADSs will be taxed annually on a deemed income of 4% of the average annual value of the Notes, Warrants, Shares and/or ADSs at a rate of 30%, regardless whether any interest and/or dividend is received, capital gains are realized or capital losses are suffered. On the other hand, the net wealth tax will be abolished. Since this legislation is still pending, it may be subject to change.

EUROPEAN UNION PROPOSAL

     In 1998 the European Commission submitted to the Council of Ministers of the European Union a proposal requiring paying agents in an EU Member State to withhold tax at a minimum rate of 20% from interest, discount and premium payments to individuals residing in other EU Member States or institute an information exchange system to report these payments to the tax authorities of the other EU Member State. The tax would not be withheld if an individual due such payments provides the paying agent a certificate obtained from the tax authorities of the EU Member State in which the individual is resident, confirming that the authorities are aware of the payment due to the individual. The information exchange system would require a member state to supply other member states the details of any payments made by paying agents within its jurisdiction to individuals resident in such other member states. If the proposal is adopted, it will apply to payments made after December 31, 2000.

                            U.S. TAX CONSIDERATIONS

     The following discussion describes the material U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Shares, Notes, ADSs or Warrants to a prospective purchaser that is a U.S. Holder (as defined below). This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations ("Regulations"), administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, and differing interpretations. In addition, this discussion deals only with Shares, Notes, ADSs and Warrants held by a U.S. Holder as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to prospective purchasers of Shares, Notes, ADSs or Warrants in light of their particular circumstances or to persons subject to special tax rules, such as insurance companies, financial institutions, dealers in securities or foreign currencies, tax-exempt investors, persons holding Shares, Notes, ADSs or Warrants as a position in a "straddle," conversion or other integrated transaction, persons owning, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of the Company's stock or persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. Prospective purchasers of Shares, Notes, ADSs or Warrants should consult with their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as to any additional tax consequences of purchasing, holding or disposing of Shares, Notes, ADSs or Warrants, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction.

     As used in this section, the term "U.S. Holder" means a beneficial owner of a Share, Notes, ADS or Warrant who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     In general, for U.S. federal income tax purposes, U.S. Holders of American depositary receipts evidencing ADSs will be treated as the owners of the Shares represented by the ADSs.

WARRANTS

EXERCISE OF WARRANTS

     Upon the exercise of a Warrant, a U.S. Holder will not recognize gain or loss (except to the extent of cash, if any, received in lieu of the issuance of fractional Shares) and will have an adjusted tax basis in the Shares acquired pursuant to such exercise equal to such U.S. Holder's tax basis in the Warrant plus the exercise price of the Warrant. The holding period for such Shares so acquired will commence on the date after the date of exercise of the Warrant. If any cash is received in lieu of fractional Shares, the U.S. Holder will recognize gain or loss in an amount and of the same character that such U.S. Holder would have recognized if such U.S. Holder had received such fractional Shares and then immediately sold them for cash back to the Company.

SALE, EXCHANGE OR OTHER DISPOSITION OF WARRANTS

     Subject to the discussion in "Passive Foreign Investment Company" ("PFIC") below, the sale, exchange or other disposition of a Warrant will generally result in the recognition of capital gain or loss to the U.S. Holder in an amount equal to the difference between the amount realized and such U.S. Holder's tax basis in the Warrant. As a result of certain limitations under the foreign tax credit provisions of the Code, a U.S. Holder may be unable to claim a foreign tax credit for Netherlands withholding taxes, if any, imposed on the proceeds received upon a sale, exchange or other disposition of Warrants.

LAPSE

     If a Warrant expires unexercised, a U.S. Holder will recognize a capital loss equal to such U.S. Holder's tax basis in the Warrant. Such capital loss may, subject to certain limitations, be used to offset capital gains, if any, otherwise realized by a U.S. Holder.

ADJUSTMENTS

     Under Section 305 of the Code, adjustments to the exercise price or conversion ratio of the Warrants which occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of taxable constructive dividends by a U.S. Holder to the extent of the Company's current or accumulated earnings and profits, regardless of whether there is a distribution of cash or property, if such change has the effect of increasing the holder's proportionate interest in the earnings and profits or assets of the Company. In general, anti-dilution adjustments are not treated as resulting in taxable constructive dividends.

SHARES AND ADSS

CASH DISTRIBUTIONS

     Subject to the PFIC discussion below, to the extent that a distribution on Shares or ADSs (other than liquidating distributions and certain distribution in redemption of Shares or ADSs) is paid to a U.S. Holder out of the Company's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distribution will be includible in the U.S. Holder's gross income as foreign source dividend income in an amount equal to the U.S. dollar value of such distribution (without reduction for any applicable foreign withholding tax). Therefore, in the event that any foreign tax is withheld from a distribution on the Shares or ADSs, a U.S. Holder generally will be required to report gross income in an amount greater than the cash received (although, as discussed below, such U.S. Holder may be eligible to claim a deduction or a foreign tax credit in respect of such foreign tax). To the extent that the amount of any distribution on the Shares or ADSs exceeds the current and accumulated earnings and profits of the Company (as determined for U.S. federal income tax purposes), a U.S. Holder's pro rata share of such excess amount would be treated first as a nontaxable return of capital that would be applied against and would reduce the U.S. Holder's tax basis in its Shares or ADSs (but not below zero), and then as gain from the sale or exchange of property. Distributions in excess of the Company's current and accumulated earnings, and profits (as determined for U.S. federal income tax purposes) generally will not give rise to foreign source income and a U.S. Holder may be unable to claim a foreign tax credit in respect of any Netherlands or other foreign withholding tax imposed on such distributions unless (subject to applicable limitations) the U.S. Holder has other foreign source income in the appropriate category for foreign tax credit purposes. The Company believes that it does not presently have current or accumulated earnings and profits for U.S. federal income tax purposes. However, the Company cannot predict whether it will have any such earnings and profits for future taxable years.

     Subject to certain conditions and limitations (including certain minimum holding period requirements), the U.S. dollar value of the foreign income taxes, if any, withheld from a distribution to a U.S. Holder on the Shares or ADSs as calculated on the date of any such foreign withholding may be claimed as a credit against the U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of foreign income taxes withheld in a taxable year, but only if such U.S. Holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. However, with respect to any withholding tax that may be imposed by The Netherlands, because Netherlands tax law may not require the Company to remit the full amount of such withholding tax to The Netherlands taxing authorities, U.S. Holders may be limited in their ability to deduct or credit such Netherlands withholding tax for U.S. federal income tax purposes. Dividends on Shares or ADSs generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).

     The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. U.S. Holders of Shares or ADSs should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

     The U.S. dollar value of any distribution to a U.S. Holder on Shares or ADSs that is paid in a foreign currency will be calculated by reference to the exchange rate in effect at the time the distribution is received by the U.S. Holder (or a nominee, custodian or other agent of the U.S. Holder). A U.S. Holder generally should not recognize any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the day received. If a U.S. Holder does not convert such foreign currency into U.S. dollars on the date of receipt, however, such Holder may recognize foreign currency gain or loss (which generally will be taxable as ordinary income or loss) upon a subsequent sale or other disposition of the foreign currency.

     A corporate U.S. Holder will not be entitled to a dividends received deduction with respect to distributions on Shares or ADSs by the Company.

SALE, EXCHANGE OR OTHER DISPOSITION OF SHARES OR ADSS

     Except as otherwise noted in the PFIC discussion below, a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition (including a redemption) of Shares equal to the difference between the amount realized on that sale or other disposition and the U.S. Holder's adjusted tax basis in the Shares. Subject to the PFIC discussion below, such gain or loss generally will be capital gain or loss and, in the case of an individual U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to that gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if that U.S. Holder's holding period of those Shares exceeds one year. Gain or loss recognized by a U.S. Holder generally will be treated as from sources within the United States for U.S. foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

     A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of Shares unless that gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

     In general, a foreign corporation will be classified as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held ordinary shares, either (i) at least 75% of its gross income for the taxable year consists of passive income or (ii) at least 50% of the average value (determined on the basis of a quarterly average) of the corporation's assets in a taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. The Company was a PFIC for its 1998 taxable year, but was not a PFIC for its 1999 year. Because this is a factual determination that must be made annually, there is a significant possibility that the Company may become a PFIC for its 2000 year. This will depend upon the sources of the Company's income and the relative values of the Company's passive assets such as cash and its non-passive assets, including goodwill. The Company has substantial passive assets in the form of cash from previous offerings. Furthermore, since the goodwill of a publicly-traded corporation such as the Company is largely a function of the trading price of is shares, the valuation of that goodwill is subject to significant change throughout each year. Accordingly, it is possible that the Company may become a PFIC due to changes in the nature of its income or its assets, or as the result of a decrease in the trading price of its shares.

     If the Company were a PFIC, a special tax regime would apply to both (a) any "excess distribution" by the Company (generally, the U.S. Holder's ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain realized on the sale or other disposition (including a pledge) of the ordinary shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder's holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate in effect for that year, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

     A U.S. Holder of Shares could elect, provided the Company complies with certain reporting requirements, to have the Company treated, with respect to that U.S. Holder's Shares, as a "qualified electing fund" ("QEF"). If such an election is made in the first taxable year that a U.S. Holder holds or is deemed to hold the Company's stock and for which the Company is determined to be a PFIC, such electing U.S. Holder would include annually in gross income (but only for each year that the Company actually meets the PFIC income or asset test) its pro rata share of the Company's annual ordinary earnings and annual net capital gains (at ordinary and capital gain rates, respectively), whether or not such amounts are actually distributed to the U.S. Holder. These amounts would be included in income by an electing U.S. Holder for its taxable year in which or with which the Company's taxable year ends.

     The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. The Company will supply the PFIC annual information statement to all shareholders for each year, if any, in which it determines that it is a PFIC. Prospective investors should consult their own tax advisors concerning the advisability and timing of making a QEF election. In addition, certain classes of investors, such as regulated investment companies, may be subject to special rules and should consult their own tax advisors concerning the application of U.S. federal income tax rules governing PFICs in their particular circumstances.

     In certain circumstances, a U.S. Holder, in lieu of being subject to the PFIC rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under recently finalized regulations, the AEX should constitute a qualified exchange.

     U.S. HOLDERS OF ORDINARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE APPLICATION OF THE PFIC RULES (INCLUDING THE ADVISABILITY AND TIMING OF MAKING THE QEF OR MARK-TO-MARKET ELECTION).

NOTES

     Interest paid on a Note will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

     In the case of interest paid in euros to a U.S. Holder that uses the cash method of tax accounting, the amount includable in income by such U.S. Holder will be the U.S. dollar value of that interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. No foreign currency gain or loss will be recognized with respect to the receipt of such interest payment.

     In the case of interest paid in euros to a U.S. holder that uses the accrual method of tax accounting, such U.S. Holder will be required to include in income the U.S. dollar value of the amount of interest accrued on a Note during an accrual period. Such a U.S. Holder may determine the amount of the interest to be recognized in accordance with either of two methods. Under the first method, the amount of interest accrued will be based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second method, the U.S. Holder may elect to determine the amount of interest accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, electing U.S. Holders may instead translate that accrued interest at the exchange rate in effect on the day of actual receipt. Any election to use the second method will apply to all debt instruments held by such U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and will be irrevocable without the consent of the U.S. Internal Revenue Service.

     A U.S. Holder utilizing either of the foregoing two methods will recognize ordinary income or loss with respect to accrued interest on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note). The amount of ordinary income or loss will equal the difference between the U.S. dollar value of the foreign currency payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest that has accrued during that accrual period (as determined under the method utilized by the U.S. Holder).

     Euros received as interest on the Notes will have a tax basis equal to their U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realized by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

     Interest (and, with respect to the Second Notes, OID) on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the United States foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, the interest on the Notes should generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income".

     A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest (and, with respect to the Second Notes, OID) received or accrued on the Notes, unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

  SECOND NOTES

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

  SALE, EXCHANGE OR RETIREMENT OF THE NOTES

     A U.S. Holder's tax basis in a Note will generally equal its "U.S. dollar cost", reduced by the amount of any payments received by the U.S. Holder with respect to the Note that are not interest payments. The U.S. dollar cost of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase.

     A U.S. Holder will generally recognize gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount realized on the sale, exchange or retirement (except to the extent such amount is attributable to accrued interest (and, with respect to the Second Notes, OID), which will be taxable as ordinary income) and the adjusted tax basis of the Note. The amount realized on the sale, exchange or retirement of a Note for an amount of foreign currency will be the U.S. dollar value of that amount on (i) the date payment is received in the case of a cash basis U.S. Holder or (ii) the date of disposition in the case of an accrual basis U.S. Holder.

     Gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates relating to the principal thereof will be ordinary income or loss and will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the
Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange or retirement of the Note, and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

     Any gain or loss recognized by a U.S. Holder in excess of foreign currency gain or loss recognized on the sale, exchange or retirement of a Note would generally be U.S. source capital gain or loss. In the case of an individual U.S. Holder, any such gain will be subject to preferential U.S. federal income tax rates if that U.S. Holder satisfies certain prescribed minimum holding periods. The deductibility of capital losses is subject to limitations.

     A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realized by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

     A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, or retirement of Notes unless that gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS

     U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain nonexempt holders. Information reporting generally will apply to payments of dividends or interest on (as the case may be), and to proceeds from the sale or redemption of Notes or Shares by a payor within the United States to a holder of Notes or Shares (other than an "exempt recipient", including a corporation, a payee that is a Non-U.S. Holder that provides an appropriate certification and certain other persons). A payor within the United States will be required to withhold 31% of any payments of dividends or interest on (as the case may be), and of the proceeds from the sale or redemption of Notes or Shares within the United States to a holder (other than an "exempt recipient") if that holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with those backup withholding tax requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

     Final United States Treasury Regulations relating to backup withholding and information reporting have been issued that modify certain of the foregoing rules with respect to payments on Notes or Shares made after December 31, 2000. INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE APPLICATION OF THE BACKUP WITHHOLDING AND INFORMATION REPORTING REQUIREMENTS, INCLUDING THE NEW REGULATIONS, WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

                        ITEM 8:  SELECTED FINANCIAL DATA

     The selected financial data for VersaTel, presented below, as of and for the five fiscal years ended December 31, 1995, 1996, 1997, 1998 and 1999 have been derived from the Audited Financial Statements of VersaTel, which have been audited by Arthur Andersen, independent public accountants. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and the Financial Statements included elsewhere in this Annual Report.

                                                          FISCAL YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------------
                                             1995     1996     1997      1998            1999
                                             -----   ------   -------   -------   -------------------
                                              NLG     NLG       NLG       NLG       NLG        $(1)
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue....................................     52    6,428    18,896    39,561    129,000     58,904
Operating expenses:
Cost of revenue excluding depreciation and
  amortization.............................    117    4,954    17,405    31,821    100,615     45,943
Selling, general and administrative........    538    5,485    17,527    47,733    182,483     83,326
Depreciation and amortization..............     11      453     3,237     6,473     58,206     26,578
                                             -----   ------   -------   -------   --------   --------
Total operating expenses...................    666   10,892    38,169    86,027    341,304    155,847
                                             -----   ------   -------   -------   --------   --------
Loss from operations.......................   (614)  (4,464)  (19,273)  (46,466)  (212,304)   (96,943)
Interest expense, net......................      1      269       534    25,810    128,943     58,878
Currency loss (gain).......................     --       --        53    (5,146)    96,267     43,957
                                             -----   ------   -------   -------   --------   --------
Net loss before income taxes...............   (615)  (4,733)  (19,860)  (67,130)  (437,514)  (199,778)
                                             =====   ======   =======   =======   ========   ========
Provision for income taxes.................     --       --        --        (7)       962        439
                                             -----   ------   -------   -------   --------   --------
Net loss before minority share.............   (615)  (4,733)  (19,860)  (67,137)  (436,552)  (199,339)
Minority share.............................     --       --        --        --       (372)      (170)
                                             -----   ------   -------   -------   --------   --------
Net loss...................................   (615)  (4,733)  (19,860)  (67,137)  (436,180)  (199,169)
Net loss per share (Basic and Diluted).....  (0.09)   (0.47)    (1.10)    (2.06)     (8.56)     (3.91)
Weighted average number of shares
  outstanding..............................  6,654   10,008    18,084    32,622     50,929     50,929

                                                               AS OF DECEMBER 31,
                                            ---------------------------------------------------------
                                            1995    1996     1997      1998             1999
                                            ----   ------   -------   -------   ---------------------
                                            NLG     NLG       NLG       NLG        NLG        $(1)
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and restricted cash..................   160    4,443     1,495   583,570   2,315,724   1,057,408
Working capital (excluding cash and
  restricted cash)........................   436   (2,704)  (24,774)  (46,851)   (227,904)   (104,066)
Capitalized finance cost..................    --       --        --    28,750      62,265      28,432
Property, plant and equipment, net........   224    2,340    13,619    38,608     512,790     234,151
Construction in progress..................    --       --        --    46,019     180,271      82,316
Goodwill..................................    --       --        --     4,556     434,072     198,206
Total assets..............................   820    8,160    19,331   723,397   3,665,035   1,673,532
Total long-term obligations (including
  current portion)........................   614    4,185     8,492   688,796   2,222,832   1,014,992
Total shareholders' equity (deficit)......  (120)     146   (18,214)  (34,073)  1,118,757     510,848

                                                       FISCAL YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                        1995      1996     1997       1998              1999
                                       -------   ------   -------   --------   ----------------------
                                         NLG      NLG       NLG       NLG         NLG         $(1)
                                                        (IN THOUSANDS, EXCEPT RATIO)
OTHER FINANCIAL DATA:
SG&A as a percentage of revenue......   1194.2%    85.3%     92.8%     120.7%       141.5%      141.5%
EBITDA(2)............................     (603)  (4,011)  (16,036)   (39,993)    (154,098)    (70,365)
Capital expenditures.................      213    2,569    14,516     77,255      383,014     174,892
CASH FLOW DATA:
Net cash provided by (used in)
  operating activities...............     (715)  (1,718)    5,765    (37,322)    (154,462)    (70,531)
Net cash used in investing
  activities.........................     (234)  (2,569)  (14,516)  (112,036)  (1,041,322)   (475,489)
Net cash provided by financing
  activities.........................    1,109    8,571     5,807    520,008    2,993,942   1,367,097

---------------

(1) Solely for the convenience of the reader, Dutch guilder amounts have been translated into U.S. dollars at the Noon Buying Rate on December 31, 1999 of NLG 2.19 per $1.00.

(2) EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization and foreign exchange gain (loss). EBITDA is included because management believes it is a useful indicator of a company's ability to incur and service debt. EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of a company's results of operations or liquidity. Funds depicted by this measure may not be available for management's discretionary use (due to covenant restrictions, debt service payments, the expansion of the VersaTel Network, and other commitments). Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained herein may not be comparable to other similarly entitled measures of other companies.

                ITEM 9:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Financial Statements contained elsewhere in this Annual Report. See "Selected Financial Data." Certain information contained below and elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, may include forward-looking statements. See "Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995."

OVERVIEW

     We are a rapidly growing, competitive communications network operator in our target market of the Benelux and Northwest Germany. We are a leading alternative to the former monopoly telecommunications carriers in these regions. Our objective is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services, to customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to four targeted market segments:

     - Business Services -- small- and medium-sized businesses located throughout our target market.

     - Local Access Services -- high bandwidth users within our target market located near to and who may be directly connected with our network.

     - Data Services -- high bandwidth data customers with multiple sites throughout our target market.

     - Carrier Services -- other telecommunications, data and Internet service providers.

     As of December 31, 1999, we had over 30,000 customers and over 900 employees. Our revenues grew from NLG 39.6 million for the year ended December 31, 1998 to NLG 129.0 million for the year ended December 31,

1999. After giving pro forma effect to the acquisitions of Svianed and VEW Telnet our revenues would have been NLG 197.3 for the year ended December 31, 1999.

     Our growth to date has been driven by the continued increase in the number of minutes of use for voice and, particularly, the increase in data and Internet traffic, primarily as a result of our acquisition of Svianed and the continued development of our data and Internet businesses. In addition, we expect revenues to increase further as a result of our acquisition in December 1999 of VEW Telnet and our continuing expansion into Germany. We anticipate that net losses also will continue to increase due to increasing selling, general and administrative costs related to the expansion of our business, the short-term leasing of access capacity, higher borrowing costs and increased depreciation and amortization costs resulting from the continuing build-out of our network. Currency fluctuations between the euro and the U.S. dollar also may have an adverse impact on our results of operations.

REVENUES

     Historically, our revenues were derived primarily from the provision of long distance telecommunications services in The Netherlands and more recently in Belgium. VersaTel's customer base predominately consists of small- and medium-sized businesses and to a lesser extent residential customers. With the acquisition of Svianed, we started to generate revenues from data services from larger-sized customers such as GAK-Group, which accounted for 15.6% of our 1999 revenues. With the acquisition of VEW Telnet, we have begun deriving revenues from Germany. We also provide carrier services to other telecommunications, data and Internet service providers.

     Until our acquisition of Svianed, our revenues had been derived primarily from minutes of telecommunications traffic billed. The percentage of our revenues that consist of fixed monthly fees has increased substantially as a result of our increased bandwidth services resulting from the acquisition of Svianed. With the acquisition of VEW Telnet, we expect this percentage to further increase as we continue to deploy our network and expand our data and Internet service offerings. The following table sets forth the total revenues attributable to our operations for the years ended December 31, 1997, December 31, 1998, and December 31, 1999, as well as our total number of customers for telephony services, based on the number of invoices issued, as of December 31, 1997, December 31, 1998, and December 31, 1999. As a result of our recent acquisitions, however, our total number of customers, is more than 30,000 as of December 31, 1999.

                                                              FISCAL YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1997        1998        1999
                                                              -------    --------    --------
                                                                    (NLG IN THOUSANDS)
REVENUES
  Business customers
     Telephony..............................................  16,948      34,472      69,844
     Data...................................................      --          --      31,093
     Internet...............................................      --         897      10,891
  Residential customers
     Telephony..............................................      11         386         893
     Internet...............................................      --          --         630
  Wholesale customers.......................................   1,937       3,806      15,649
                                                              ------     -------     -------
     Total..................................................  18,896      39,561     129,000
TELEPHONY CUSTOMERS                                                   (AT PERIOD END)
  Business customers........................................   2,014       6,640      15,835
  Residential customers.....................................     230       1,698       3,148
  Wholesale customers.......................................       1           4          45
                                                              ------     -------     -------
     Total..................................................   2,245       8,342      19,028

     In 1997, all our revenues were generated in The Netherlands. In October 1998, VersaTel started generating revenues in Belgium and in December 1999, we started generating revenues in Germany. The geographical composition of our revenues in 1997, 1998 and 1999 was as follows:

                                                               1997     1998      1999
                                                              ------   ------    -------
                                                                  (NLG IN THOUSANDS)
The Netherlands.............................................  18,896   39,324    115,305
Belgium.....................................................      --      237      9,733
Germany.....................................................      --       --      3,962
                                                              ------   ------    -------
  Total.....................................................  18,896   39,561    129,000

     Historically, small- to medium-sized businesses have generated the majority of VersaTel's revenues. We have also derived increasing amounts of revenue from providing services, including switched voice and co-location services, to other telecommunications, data and Internet service providers. As a result of our acquisition of Svianed, we derive a substantial portion of our revenues from providing data and Internet services to larger customers. We have changed our approach to reaching residential customers by offering carrier select hosting services to switchless resellers, who themselves target the residential market. We believe that this approach is a more cost-effective way of reaching residential customers. As our network expands and as we have available capacity, we intend to increase our marketing efforts in the carrier services segment to increase the use of our network and to capture revenues and margins from markets we do not target directly.

     Our revenues, which are derived both from minutes of communications traffic billed and fixed broadband and subscription fees, are allocated to the period in which the traffic has terminated or fees have been generated. The percentage of our revenues attributable to fixed fees has increased recently, principally as a result of the Svianed acquisition. In addition, through our own number ranges in The Netherlands and Belgium, through number portability in The Netherlands and through Internet traffic generated by Zon, which forms a part of our Internet division, we generate revenues from terminating minutes. We generally price our communications services at a discount to the local market prices and expect to continue this pricing strategy as we expand our operations. In general, prices for communications services have decreased over the last several years. As a result, we have experienced and expect to continue to experience declining revenues per minute. This trend has accelerated as the number of traffic minutes attributable to internet traffic generated by Zon has increased. KPN Telecom reduced its prices per minute of telecommunications traffic billed in January 1999, May 1999, October 1999 and January 2000 with reductions of approximately 10.0%, 20.0%, 5.0% and 2.0%, respectively, which are expected to have an adverse impact on margins in the near term as we have responded by reducing our prices. In Belgium, Belgacom introduced several discount programs for selected customer groups, which discounts were subsequently matched by VersaTel. Germany has experienced similar levels of price reductions. Additionally, we expect to increase our national billable minutes, which are priced at lower rates than international minutes. As national and wholesale billable minutes and minutes attributable to termination of our Internet traffic increase as a percentage of total billable minutes, average revenue per billable minute will further decline. However, due to technological improvements, liberalization of the European telecommunications market and increased available transmission capacity, both from third parties and as we build out our network, we expect costs per minute to decline as well. Management believes that the decline of per minute prices will outpace the decline in per minute costs in the near term, resulting in downward pressure on operating margins. Management believes that over the long term, this trend will reverse and operating margins will thereby improve; however, there can be no assurances that this will occur. If reductions in costs do not in fact outpace reductions in revenues, we may experience a substantial reduction in our margins on calls which, absent a significant increase in billable minutes of traffic carried or increased charges for other services, would have a material adverse effect on our business and financial results. In addition, the introduction of the euro has made pricing more transparent in the European telecommunications market, which may lead to further competition and price decreases. See "Item 1: Description of Business -- Certain Factors Which May Affect Our Business -- Competing Against Dominant Market Participants."

COST OF REVENUES

     Our costs of revenues are comprised of origination costs, network costs and termination costs and are both fixed and variable. Origination costs represent the cost of carrying traffic from the customer to the VersaTel Network. Origination charges for calls transported to the VersaTel Network are variable and are incurred on a per minute basis, including the call set-up charges. Origination charges for business and residential customers are charged by the PTT to VersaTel.

     We have experienced a significant decrease in origination costs and expect that these will continue to decrease significantly over time due to competition and regulatory orders. In July 1998, the Netherlands regulatory authority Onafhankelijke Post en Telecommunicatie Autoriteit ("OPTA"), ruled that origination and termination charges be reduced by 55% and 30%, respectively. These reductions have been upheld by OPTA in 1999 during an appeal by KPN Telecom. We expect that the interconnection charges will continue to decrease, although at a more moderate rate. In addition, as we continue to build out our network, we intend to connect directly as many business customers as economically feasible to the network, thereby eliminating our origination charges for these customers. These decreases would be offset to some extent by amortization and depreciation charges associated with the continuing build out of our network. There can be no assurance that the trend in decreasing access costs will continue. As a result, if origination costs do not continue to decrease, anticipated decreases in revenues per minute would cause us to experience a decline in gross margins per billable minute, which would have a material adverse effect on our business and financial performance. See "Item 1:
Description of Business -- Certain Risk Factors Which May Affect the
Business -- Competing Against Dominant Market Participants."

     Network costs represent the cost of transporting traffic between our switches and points of interconnection and consist of depreciation and amortization costs and the cost of leased lines. To date, our network costs have primarily consisted of the cost of leased lines as well as Internet uplink costs. Over time, we expect a reduction in the cost of our leased lines as traffic is shifted onto our owned network. In addition, as we provision Svianed's traffic onto our network, we will experience a significant reduction in the cost of leased lines currently attributable to Svianed. This shift of traffic, however, has not occurred as rapidly as we had originally anticipated due to our focus on expanding our network to connect new customers and central office locations to generate new revenues. This has negatively impacted our operating margins in recent periods. We expect depreciation and amortization costs to increase due to depreciation of the TelNet network and the continuing build out of our backbone network. See "-- Depreciation and Amortization."

     Termination costs are the per minute costs associated with using carriers to carry a call from the point of interconnection to the final destination. Through least-cost routing, our switches direct calls to the most cost-efficient carrier for the required destination. As we build out our network to new points of interconnection, we expect to be able to reduce average termination costs per minute. For example, once we establish a direct link from Amsterdam to Rotterdam, we will no longer pay for national termination costs on that route and will only pay local and regional termination costs from the point of interconnection in Rotterdam to the final destination in that city. We also believe that per minute termination costs will continue to decrease due to several additional factors, including: (i) the incremental build out of our network, which will increase the number of carriers with which we interconnect;
(ii) the increase of minutes we originate, which should lead to higher volume discounts available to us; (iii) more rigorous implementation of the EC directives requiring cost-based termination rates and leased line rates; and
(iv) the emergence of new telecommunication service providers and the construction of new transmission facilities, which should result in increased competition. There can be no assurance, however, that the trend of decreasing termination costs will continue.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs. These expenses have increased as we have developed and expanded our workforce, and they are expected to continue to increase as we expand and establish new operations. Selling, general and administrative expenses as a percentage of revenue will continue to vary from period to period as a result of start-up costs relating to expansion into new businesses and regions such as Northwest Germany and complementary businesses such as Versatel Internet.

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

DEPRECIATION AND AMORTIZATION

     We capitalize and depreciate our fixed assets, including switching and transmission equipment, routers, fiber optic cable, and rights of use, over periods ranging from two to 30 years. In addition, we capitalize and amortize the cost of installing dialers at customer sites. The development of our network will require large capital expenditures and larger depreciation charges in the future. In particular, our acquisition of Svianed and our recent acquisition of VEW Telnet can be expected to significantly increase our goodwill amortization charges in future periods. Increased capital expenditures will adversely affect our future operating results due to increased depreciation charges and interest expense. See "Item 1: Description of Business -- Strategy" and "Item 1:
Description of Business -- Network."

FOREIGN EXCHANGE

     We have substantial U.S. dollar denominated assets and liabilities and our revenues are generated and costs incurred in other currencies, primarily the Dutch guilder. We are therefore exposed to fluctuations in the U.S. dollar and other currencies, which may result in foreign exchange gains and/or losses. The Netherlands, Belgium and Germany have all adopted the euro, and, as a result, we are no longer exposed to any fluctuations between the Dutch guilder, the Belgian franc and the Deutsche mark. A number of equipment purchases and consultancy activities are billed to VersaTel in currencies other than Dutch guilders.

RESULTS OF OPERATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 1998

     REVENUES increased by NLG 89.4 million to NLG 129.0 million for the fiscal year ended December 31, 1999 from NLG 39.6 million for the fiscal year ended December 31, 1998, representing an increase of 226.1%. The growth in revenues resulted primarily from the addition of new customers, the introduction of national long distance data and Internet services in The Netherlands, the acquisition of Svianed, the introduction of national and international long distance services in Belgium and an increase in wholesale traffic. Included in the revenues for the year ended December 31, 1999 are the revenues of Svianed, from the date of the acquisition (June 1, 1999) of NLG 41.5 and the revenues of VEW Telnet, from the date of the acquisition (December 1, 1999) of NLG 4.0. Revenues for the fiscal year ended December 31, 1999 as compared to the same period in 1998 were negatively impacted by frequent price reductions resulting from competitive pressures.

     The number of customers for telephony services increased by 10,686 to 19,028 as of December 31, 1999 from 8,342 as of December 31, 1998. As a result of our recent acquisitions, however, our total number of customers, increased to more than 30,000 as of December 31, 1999. In addition, since the inception of Zon on August 31, 1999 it has generated over 400,000 subscribers to its Internet services as of March 15, 2000.

     COST OF REVENUES increased by NLG 68.8 million to NLG 100.6 million for the fiscal year ended December 31, 1999 from NLG 31.8 million for the fiscal year ended December 31, 1998, representing an increase of 216.2%. This increase is primarily the result of an increase in our operations, including increases in billable minutes, interconnect capacity and short-term network capacity requirements (leased lines) in Belgium, Internet uplinks and international leased lines to London and Frankfurt. Leased line costs also increased as a result of using leased lines to connect customers directly to our backbone network as demand for our services exceeded our ability to build out these customer connections without unreasonable delay to the customer. We also experienced delays in migrating Svianed traffic from leased lines to our backbone network. Finally, our cost of revenues also has increased as Dutch mobile operators have instituted call-blocking to prevent lower cost international refiling alternatives for fixed-to-mobile calls. The acquisitions of Svianed and VEW Telnet added NLG 20.9 million and NLG 2.7 million, respectively, to cost of revenues for the period.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased by NLG 134.8 million to NLG 182.5 million for the year ended December 31, 1999 from NLG 47.7 million for the year ended December 31, 1998, representing a 282.3% increase. The increase was partially due to a one-time, non-cash charge of NLG 27.7 million during the second quarter of 1999 related to a revaluation of employee stock options. Excluding this one-time charge the selling, general and administrative expenses increased by NLG 107.1 million to NLG 154.8 million, representing an increase of 224.3%, primarily as a result of an increase in the cost of staff (including temporary personnel and consultants, the use of which increased significantly during the current year) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations, additional expenses as a result of the acquisitions of VEW Telnet, Svianed, VuurWerk, ITinera and start-up expenses related to Zon.

     DEPRECIATION AND AMORTIZATION EXPENSES increased by NLG 51.7 million to NLG
58.2 million for the year ended December 31, 1999 from NLG 6.5 million for the year ended December 31, 1998. This increase primarily resulted from the expansion of the network, including the expansion of the Nortel DMS-100 switch in Amsterdam and the deployment of a Nortel DMS 100 switch in Antwerp and Rotterdam and CISCO data switches in Amsterdam, Rotterdam and Antwerp. The increase in depreciation and amortization expense also resulted from the purchase of additional IT-equipment for new customer support systems, an increase in the number of dialers, the purchase of computer equipment and office furniture for new employees as well as amortization of goodwill of NLG 20.2 million and 0.5 million as a result of the respective acquisitions of Svianed and VEW Telnet.

     INTEREST INCOME increased by approximately NLG 16.5 million to NLG 28.3 million for the year ended December 31, 1999 from NLG 11.9 million for the year ended December 31, 1998. This increase was primarily related to VersaTel's positive cash balance as a result of the High Yield Offerings and the Initial Public Offering, as well as the Convertible Note Offering and the Second Equity Offering.

     INTEREST EXPENSE increased by NLG 119.6 million to NLG 157.3 million for the year ended December 31, 1999 from NLG 37.7 million for the year ended December 31, 1998. This increase is primarily related to the accrual of interest expense on the indebtedness issued in the High Yield Offerings and the Convertible Note Offering.

     CURRENCY EXCHANGE LOSSES, NET, increased by NLG 101.4 million to NLG 96.3 million for the year ended December 31, 1999 from a net gain of NLG 5.1 million for the year ended December 31, 1998 due to currency exchange losses on VersaTel's U.S. dollar denominated liabilities resulting from appreciation of the U.S. dollar against the euro.

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

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSE increased by NLG 30.2 million to NLG 47.7 million for the fiscal year ended December 31, 1998 from NLG 17.5 million for the fiscal year ended December 31, 1997, representing a 172.3% increase. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, a major brand advertising campaign and onetime related start-up expenses for Belgium operations network expenses.

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

     CURRENCY EXCHANGE GAINS, NET, increased to NLG 5.1 million for the fiscal year ended December 31, 1998 from a loss of NLG 0.05 million for the fiscal year ended December 31, 1997 as a result of the net gains of VersaTel's U.S. dollar denominated assets and liabilities on the balance sheet.

     INTEREST INCOME increased by NLG 11.9 million to NLG 11.9 million for the fiscal year ended December 31, 1998 from NLG 0.02 million for the fiscal year ended December 31, 1997. This increase was primarily related to VersaTel's positive cash balance as a result of the First Offering and the Second Offering.

     INTEREST EXPENSE increased by NLG 37.1 million to NLG 37.7 million for the fiscal year ended December 31, 1998 from NLG 0.6 million for the fiscal year ended December 31, 1997. This increase is primarily related to the accrual of interest expense on the High Yield Notes.

LIQUIDITY AND CAPITAL RESOURCES

     We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to May 1998, we financed our growth primarily through equity and subordinated loans from our shareholders. In May 1998, we issued notes and warrants in the First High Yield Offering and raised net proceeds, after transaction expenses, of $216.2 million, $80.6 million of which was invested in U.S. government securities placed in escrow to fund the first six interest payments on the notes issued in the First High Yield Offering. In December 1998, we issued notes and warrants in the Second High Yield Offering and raised net proceeds, after transaction expenses, of $139.5 million, $45.7 million of which was invested in U.S. government securities placed in escrow to fund the first five interest payments on the notes issued in the Second High Yield Offering.

     In July 1999, we issued E120,000,000 11 7/8% Senior Euro Notes due 2009 and $180,000,000 11 7/8% Senior Dollar Notes due 2009 in the Third High Yield Offering and raised net proceeds, after transaction expenses, of E116.1 million and $173.9 million, respectively, $152.1 million of which was used to repay certain interim loans, obtained to acquire Svianed. Concurrently with the Third High Yield Offering, VersaTel and a number of selling shareholders sold 21,250,000 ordinary shares in the form of Shares and ADSs in the Initial Public Offering. In August 1999, VersaTel sold an additional 3,187,500 ordinary shares in connection with an over-allotment option granted to the underwriters in the Initial Public Offering. VersaTel raised aggregate net proceeds, after transaction expenses, of the sale of shares and ADSs of E174.5 million and $35.5 million, respectively, in the Initial Public

Offering. The ordinary shares have been listed on the AEX under the symbol "VRSA" and the ADSs have been listed on the NASDAQ National Market under the symbol "VRSA".

     In December 1999, we issued and sold 15,000,000 ordinary shares for aggregate net proceeds, after offering expenses, of approximately E506.6 million in the Second Equity Offering and E300,000,000 of 4% Senior Convertible Notes due 2004 in a private placement to institutional investors. With respect to the Convertible Notes offering, we raised aggregate net proceeds, after offering expenses, of approximately E292.5 million.

     VersaTel has used a significant amount of the net proceeds of the High Yield Offerings, the Initial Public Offering, the Second Equity Offering and the Convertible Notes Offering to make capital expenditures related to the expansion and development of its network, to acquire various companies, to fund operating losses and for other general corporate purposes.

     To date, VersaTel has made limited use of bank facilities and capital lease financing. VersaTel may seek to raise senior secured debt financing in the future to fund the expansion of its network and for general corporate purposes.

     Although we currently maintain significant cash balances, we will require additional capital to continue funding the expansion and development of our network and service offerings. In addition to continuing the build out of our network, we expect that we will need additional capital to expand our local access network, invest in Internet activities, fund our investment in VersaPoint and the fiber transmission related to the DSL roll-out as well as for acquisitions. In addition, we anticipate that we may want to participate in auctions for UMTS wireless licenses in our target market.

     We are in the process of conducting an offering of approximately 8.5 million of our ordinary shares (approximately 4.25 million of which are to be sold by certain of our shareholders), approximately E300 million initial principal amount of convertible notes and approximately E300 million of senior notes. We expect that the gross proceeds to us of these offerings of approximately E1,100 million, combined with our existing cash balances, together with other available financings and cash flows from operations, will provide us with sufficient capital to fund planned capital expenditures and anticipated losses for at least the next 12 to 18 months. We expect that we will need to raise substantial additional funds through public or private financings or from financial institutions.

     We were required to meet our debt service obligations on the notes issued in the Third High Yield Offering out of cash reserves and net cash flow on January 15, 2000. Starting December 17, 2000, we were required to meet our debt service under the Convertible Notes. In addition, starting November 15, 2001, our funds that have been placed in escrow to cover interest payments on the notes issued in the First High Yield Offering and the Second High Yield Offering will have been exhausted. As a result, we will need to increase substantially our net cash flow in order to meet our debt service obligations.

     The general rate of inflation has been low in the Benelux and Germany in recent years. We do not expect that inflationary pressures in the future, if any, will have a material effect on our results of operations or financial condition.

     Net cash used in operating activities was NLG 154.5 million for the year ended December 31, 1999 compared to NLG 37.3 million for the year ended December 31, 1998. This increase was primarily the result of an increase in operating losses incurred during 1999.

     Net cash used in investing activities was NLG 1,041.3 million in the year ended December 31, 1999 and NLG 112.0 million in the year ended December 31, 1998. This increase was the result of the acquisitions we completed during the second quarter of 1999, as well as ongoing capital expenditures to expand our network and operations.

     Net cash provided by financing activities was NLG 2,993.9 million the year ended December 31, 1999 and NLG 520.0 million in the year ended December 31, 1998. This increase was primarily the result of the Initial Public Offering, the Third High Yield Offering, the Second Equity Offering and the Convertible Notes Offering.

      ITEM 9A:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative nature.

     Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the Dutch guilder and Belgian franc (which currencies are now both pegged to the euro) in which our revenues are denominated. However, in conjunction with the First High Yield Offering and the Second High Yield Offering, we have placed in escrow and pledged for the benefit of the holders of the notes issued in the First High Yield Offering and the Second High Yield Offering U.S. government securities sufficient to pay interest due on the notes issued in the First High Yield Offering and the Second High Yield Offering until and including the scheduled interest payment on May 15, 2001.

     The notes issued in the First High Yield Offering and the Second High Yield Offering will mature on May 15, 2008 and the notes issued in the Third High Yield Offering will mature on July 15, 2009. The Convertible Notes will mature on December 17, 2004 unless previously redeemed or converted, VersaTel is not required to make any mandatory redemptions (other than an offer to repurchase these notes upon a change in control of VersaTel) prior to maturity of these notes. Since the interest rate on each of the notes issued in the First High Yield Offering, the Second High Yield Offering, the Third High Yield Offering is fixed and the effective interest rate on the Convertible Notes increases at fixed increments, we have limited our exposure to risks due to fluctuations of interest rates. At December 31, 1999, the fair value of the notes issued in the First High Yield Offering, the Second High Yield Offering and the Third High Yield Offering was approximately $718.1 million.

     The costs and expenses relating to the construction of our network and the development of our sales and marketing resources will largely be in Dutch guilders, Belgian francs and, increasingly, euros. Therefore, the construction of our network and the development of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from these offerings and the remaining proceeds from the Initial Public Offering and the High Yield Offerings, to pay our construction costs. However, as of December 31, 1999 we had exchanged all but $46.9 million of the proceeds from these offerings into Dutch guilders. Prior to the application of the net proceeds from these offerings, such funds have been invested in short-term investment grade securities. VersaTel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time. In addition, we may become subject to greater foreign exchange fluctuations as we continue to expand our operations outside The Netherlands and receive more revenues denominated in currencies other than Dutch guilders, although the introduction of the euro has largely eliminated these risks as all three Benelux countries and Germany have adopted the euro as their legal currency.

                 ITEM 10:  DIRECTORS AND OFFICERS OF REGISTRANT

     The members of the supervisory board and the management board of VersaTel and other significant employees of VersaTel and their respective ages and positions are set forth below.

MANAGEMENT BOARD

     R. Gary Mesch is the sole managing director (statutair directeur) of VersaTel.

SUPERVISORY BOARD

NAME                                        AGE                        POSITION
----                                        ---                        --------
Leo W. A. M. van Doorne...................  40     Chairman
Johan G. Wackwitz.........................  44     Member
James R. Meadows..........................  47     Member
Sander van Brummelen......................  57     Member

EXECUTIVE OFFICERS

NAME                                        AGE                        POSITION
----                                        ---                        --------
R. Gary Mesch.............................  46     Managing Director
W. Greg Mesch.............................  39     Vice President Corporate Development
Raj Raithatha.............................  37     Vice President Finance and Chief Financial
                                                   Officer
Larry Hendrickson.........................  56     Vice President Technology and Chief Technology
                                                   Officer
Marc A. J. M. van der Heijden.............  40     Vice President Legal and Regulatory Affairs
Frits R. Kunnen...........................  64     Chief Operations Officer
Aad T. Beekhuis...........................  52     Chief Network Officer

SUPERVISORY BOARD

     Under Netherlands law and the articles of association of VersaTel, the management of VersaTel is entrusted to the management board (Directie) under the supervision of the supervisory board (Raad van Commissarissen). Under the laws of The Netherlands, supervisory directors cannot at the same time be managing directors of the same company. The primary responsibility of the supervisory board is to supervise the policies pursued by the management board and the general course of affairs of VersaTel and its business. In fulfilling their duties, the members of the supervisory board are required to act in the best interests of VersaTel and its business.

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

MANAGEMENT BOARD

     The management of VersaTel is entrusted to the management board under the supervision of the supervisory board. The articles of association provide that the management board may from time to time adopt written policies governing its internal organization. Such written policies require the approval of the supervisory board. In addition, the articles of association list certain actions which require prior approval of the supervisory board. Such actions include, among other things: (i) borrowing or lending money; (ii) participating directly or indirectly in the capital of another company; (iii) making any investments; and (iv) providing security in the name of VersaTel or its property.

     The management board consists of such number of members as may be determined by the general meeting of shareholders. In addition, the general meeting of shareholders appoints the members of the management board.

     The general meeting of shareholders has the power to suspend or dismiss members of the management board. The supervisory board also has the power to suspend members of the management board. If a member of the management board is temporarily prevented from acting, the remaining members of the management board shall temporarily be responsible for the management of VersaTel. If all members of the management board are prevented from acting, a person appointed by the supervisory board (who may be a member of the supervisory board) will be temporarily responsible for the management of VersaTel. The compensation and other terms and conditions of employment of the members of the management board are determined by the general meeting of shareholders.

BIOGRAPHIES

     R. GARY MESCH has served as Managing Director of VersaTel individually or through his position as President of Open Skies International Inc. ("Open Skies") since October 1995. In 1991 he founded and became President of Open Skies, a telecommunications consultancy with operations based in Amsterdam, which provided consulting for early stage development of competitive European telecommunications businesses. From 1991 to 1995 Open Skies advised such clients as Unisource, PTT Telecom International, Inmarsat, NEC and Eurocontrol. In 1984 he founded and until 1990 he managed the commercial operations of NovaNet, a Denver-based provider of satellite-based data communications networks. NovaNet was acquired by ICG Communications in 1993. From 1981 to 1983 he served as director of sales for Otrona Advanced Systems, a Colorado-based manufacturer of high performance computer systems. From 1975 to 1981 he served as a senior systems engineer with Westinghouse Electric. Mr. Gary Mesch holds a B.S. in Electrical Engineering from the University of Colorado and an M.B.A. from Denver University.

     LEO W. A. M. VAN DOORNE has served as Chairman of the Supervisory Board of VersaTel since December 1995. Since 1996, Mr. van Doorne has been the Managing Director of NeSBIC Groep B.V., a venture capital company and a subsidiary of Fortis, an international group of more than 200 companies operating in the fields of insurance, banking and investments. Worldwide, Fortis has over 58,000 employees. From 1994 to 1996 he served as Managing Director of NeSBIC Venture Management B.V. From 1990 to 1994 he was Regional Director of Banque de Suez Nederland N.V. Mr. van Doorne serves as a member of the supervisory board of various other companies. Mr. van Doorne holds a degree in law from the University of Utrecht.

     JOHAN G. WACKWITZ has served as a member of the Supervisory Board of VersaTel since August 1998. Mr. Wackwitz is a member of the management board of COBEPA S.A. and Paribas Deelnemingen N.V. From 1991 to 1993 he was employed by Paribas in its capital markets division and responsible for the Benelux within the investment banking group. From 1979 to 1991 he served at various management positions at Bankers Trust Company. Mr. Wackwitz serves as a member of the supervisory board of various other companies. Mr. Wackwitz holds a degree in economics from the Rijks Universiteit Groningen and an M.B.A. from Columbia University.

     JAMES R. MEADOWS has served as a member of the Supervisory Board of VersaTel since August 1998. Mr. Meadows has been Senior Vice President and co-founder of PrimeTEC International, Inc., a U.S.-based international telecommunications services provider, since 1997. From 1989 to 1997 he served as Director of Government Affairs at Capital Network System, Inc. (CNSI), a telecommunications services provider. Mr. Meadows is a member of the Board of Directors of Lone Star 2000, a public policy foundation, and of Comptel. Mr. Meadows holds a degree in history from the University of Texas at Austin.

     SANDER VAN BRUMMELEN has served as a member of the Supervisory Board of VersaTel since July 1999. Mr. Van Brummelen has been a Managing Director of Gak Holding since 1996. From 1992 to 1996 he served as a principal director of Gak and from 1982 to 1992 he served as IT director of Gak. From 1979 to 1982 he served in managing positions at KPN Telecom. Mr. van Brummelen serves as a member of the supervisory boards of various other companies. Mr. van Brummelen holds a degree in technical engineering from the University of Delft.

     W. GREG MESCH has served as Vice President Corporate Development since October 1999. He has served as Chief Operations Officer of VersaTel from April 1998 to October 1999. From VersaTel's inception in 1995 until August 1998, he served as a member of the Supervisory Board of VersaTel nominated by Telecom Founders and has performed operations consulting roles for VersaTel. From 1993 to 1997, Mr. Mesch was the Chief Operations Officer of Esat Telecom plc, a public company listed on NASDAQ. From 1986 to 1992, he served as Chief Executive Officer of Nova Net, a Denver-based provider of satellite-based data communications networks, which he founded with his brother Mr. Gary Mesch. Mr. Mesch has been a Director of In-Touch Associates Ltd., a U.K.-based telecommunications consulting firm, since 1997 and is an Advisory Board Member to NeSBIC Converging Technologies Fund. Mr. Mesch has an M.B.A. from Denver University.

     RAJ RAITHATHA has served as Vice President Finance and Chief Financial Officer of VersaTel since April 1998. From 1994 to April 1998 he served as Chief Financial Officer and Director of Business Development of ACC Corp.'s European Operations. From 1992 to 1994 he served as Finance Director of Bay Trading Company. From 1989 to 1992 he served as divisional finance director at Securiguard Group plc and from 1987 to 1989 he was financial controller at Harrison Willis. From 1983 to 1987 he was employed by KPMG Peat Marwick. Mr. Raithatha holds a degree in economics and mathematics from the University of Cardiff, Wales.

     LARRY HENDRICKSON has served as Vice President Technology and Chief Technology Officer of VersaTel since April 1998. From 1994 to 1998 he was senior consultant and partner of DDV Telecommunications Strategies, a Benelux-based telecommunications consulting company, and from 1993 to 1994 he was an independent telecommunications consultant. From 1986 to 1993 he served at various management positions at Cincinnati Bell, including President of Europe Group, President and Chief Executive Officer of LDN Communications (Cincinnati
Bell) and President of the Mobile Communications Division of Cincinnati Bell Information Systems. From 1964 to 1986 he was employed by AT&T. Mr. Hendrickson holds a B.S. in management from the Massachusetts Institute of Technology and completed the Advanced Management Program at Harvard Business School.

     MARC A.J.M. VAN DER HEIJDEN has served as Vice President Legal and Regulatory Affairs of VersaTel since June 1998. Mr. van der Heijden has served as regulatory counsel to VersaTel on matters of telecommunications law and regulatory policy since October 1995 as an independent consultant. As an independent consultant on telecommunications law he has acted as advisor to the EC, the governments of The Netherlands and the United Kingdom, and various telephone companies such as France Telecom and KPN Telecom, and financial institutions such as ABN AMRO and Nederlandse Investerings Bank. He worked as an expert for KPMG Peat Marwick on bidding processes for mobile telephony and sale of cable companies. Mr. Van der Heijden holds a degree in law.

     FRITS R. KUNNEN has served as Chief Operations Officer since October 1999. He has served as Director Special Assignments from October 1998 to October 1999. Mr. Kunnen has served in these capacities pursuant to a consultancy agreement. In 1991, he founded Sharp Electronics Benelux B.V., for which he served as President and Chief Executive Officer from 1991 to 1997. From 1990 to 1991 he served as Managing Director and Member of the Group Council of the Samas Group N.V., where he was responsible for the Office Equipment and Software divisions. From 1989 to 1990 he was Interim Manager of the Defense and Control Systems Division and finally as Director of Far East Operations of Philips N.V., where he was responsible for the divestment of this division. From 1960 to 1989 he served as Group Product Manager, Regional Manager and Director of the Components Division of Philips N.V. Mr. Kunnen holds a degree in electronics from the University of Delft.

     AAD T. BEEKHUIS has served as Chief Network Officer since March 2000. From April 1999 to March 2000 Mr. Beekhuis served as Project Director of KPN Telecom responsible for the strategy and rollout program for the ADSL network. From July 1998 to March 1999 he served as Project Director with Nokia where he was responsible for launch of the BEN mobile network in The Netherlands. From 1995 to 1998 Mr. Beekhuis served as a Project Manager responsible for rollout of the fixed communications network, and later as an Interim Manager responsible for TelFort's rollout of its mobile network. From 1993 to 1995 Mr. Beekhuis served as a

Managing Director with RAM Mobile Data C.V. From 1973 to 1993, he worked in strategic marketing, sales and other positions at KPN Telecom.

                ITEM 11:  COMPENSATION OF DIRECTORS AND OFFICERS

     The total aggregate compensation for the Supervisory Board of the Company as a group for 1999 was NLG 86,458. The total aggregate compensation (including amounts paid pursuant to management and consulting agreements) of all executive officers (including the Managing Director) of the Company as a group for 1999 was NLG 2,831,323. See "Item 13: Interest of Management in Certain
Transactions -- Additional Agreements."

     During 1999, VersaTel did not accrue any amounts to provide pension, retirement and similar benefits to the executive officers of the Company or to any of the Managing or Supervisory Directors of the Company.

    ITEM 12:  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     The Company has established four stock option plans: the 1997 Stock Option Plan (the "1997 Plan"), the 1998 Stock Option Plan (the "1998 Plan"), the 1999 Stock Option Plan (the "1999 Plan") and the 2000 Stock Option Plan (the "2000 Plan").

1997 STOCK OPTION PLAN

     In December 1996, our shareholders approved the 1997 Stock Option Plan. The 1997 Plan provides for the grant of options to certain key employees of VersaTel to purchase ordinary shares of VersaTel. Under the 1997 Plan, no options have been granted with an expiration date of more than five years after the granting of the option. The option exercise price is determined in the particular grant of the option.

     As of December 31, 1999, 398,000 options to purchase 398,000 ordinary shares had been granted under the 1997 Plan.

1998 STOCK OPTION PLAN

     In March 1998, our shareholders approved the 1998 Stock Option Plan. The 1998 Plan allows VersaTel to grant options to employees to purchase ordinary shares of VersaTel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option. We reserved 5,000,000 ordinary shares for issuance under the 1998 Plan.

     As of December 31, 1999, 5,000,000 options to purchase 5,000,000 ordinary shares have been granted under the 1998 Plan and the Company does not intend to grant any more options under the 1998 Plan. As of December 31, 1999, 1,940,000 options granted under the 1999 Plan had been exercised for a total of 1,940,000 shares.

1999 STOCK OPTION PLAN

     In January 1999, our shareholders approved the 1999 Stock Option Plan. The 1999 Plan allows VersaTel to grant options to employees to purchase ordinary shares of VersaTel. The option period will commence at the date of the grant and will last five years. The option exercise price determined in the particular grant of the option. We have reserved 2,500,000 ordinary shares for issuance under the 1999 Plan.

     As of 31 December 1999, 1,908,500 options to purchase 1,908,500 ordinary shares have been granted under the 1999 Plan. VersaTel expects to grant the remaining 591,500 options under the 2000 Plan.

2000 STOCK OPTION PLAN

     In December 1999, our supervisory board approved the 2000 Stock Option Plan. The 2000 Plan allows VersaTel to grant options to employees to purchase ordinary shares of VersaTel. The option period will commence at the date of the grant and will last five years. The option exercise price shall be determined by VersaTel. We have reserved 3,000,000 ordinary shares for issuance under the 2000 Plan.

     We granted 200,000 options to purchase ordinary shares under the 2000 Plan in March 2000. We expect to grant the remaining 2,800,000 options to purchase ordinary shares under the 2000 Plan along with the 591,500 options remaining from the 1999 Plan.

     As of the date of this offering memorandum, there have been 4,750,000 options granted to our executive officers. No options have been granted to any of our supervisory board members.

            ITEM 13:  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

SETTLEMENT AGREEMENT

     On July 20, 1999, the Company entered into, along with its shareholders and certain other parties, a Settlement Agreement with Cromwilld Limited in order to resolve disputes arising out of a pre-existing shareholders' agreement and other matters. See "Item 3: Legal Proceedings".

CONSULTING SERVICES

     Mr. Greg Mesch is a director of In-Touch Associates Ltd., a London-based telecommunications consulting company that performs services for VersaTel. The amounts paid by VersaTel in respect of these services are not material. Mr. Greg Mesch was paid L15,000 in 1999 for his services to In-Touch Associates Ltd.

LOANS TO DIRECTORS AND OFFICERS

     As of the date hereof no loans were outstanding from VersaTel to any of its directors or officers.

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

                  ITEM 19:  FINANCIAL STATEMENTS AND EXHIBITS

(A)  LIST OF FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants -- VersaTel Telecom
  International N.V.........................................     F-2
Report of Independent Public Accountants -- VEW Telnet
  GmbH......................................................     F-3
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................     F-4
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1998 and 1999..........................     F-5
Consolidated Statements of Shareholders' Equity for the
  Years Ended December 31, 1997, 1998 and 1999..............     F-6
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999..........................     F-7
Notes to Financial Statements...............................     F-8

(B) LIST OF EXHIBITS

     The following is the list of exhibits attached to this Annual Report on Form 20-F.

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
1              -- Deed of Incorporation and Articles of Association (as
                  amended) of the Company
2(1)           -- Indenture, dated May 27, 1998, between VersaTel and
               United States Trust Company of New York, as Trustee
3(2)           -- Indenture, dated December 3, 1998, between VersaTel and
               United States Trust Company of New York, as Trustee
4(1)           -- Escrow Agreement, dated May 27, 1998, between VersaTel
               and United States Trust Company of New York, as Trustee and
                  Escrow Agent
5(2)           -- Escrow Agreement, dated December 3, 1998, between
               VersaTel and United States Trust Company of New York, as
                  Trustee and Escrow Agent.
6              -- Principal Paying Agent, Conversion Agent, Conversion
               Calculation Agent and Registrar Agreement, dated December
                  17, 1999 between VersaTel and ING Bank N.V.
7              -- Shareholders Agreement, dated March 8, 2000, among
               VersaTel, Northpoint Communications Group, Inc., Northpoint
                  B.V.i.o. and VersaPoint N.V. i.o.
8              -- Commercial Services Agreement, dated March 8, 2000, among
               Northpoint Communications Group, Inc., VersaTel and
                  VersaPoint N.V. i.o.

---------------

(1) Previously filed as an exhibit to the VersaTel's Registration Statement on Form F-4 (File Number 333-59979) initially filed with the Securities and Exchange Commission on July 27, 1998 and incorporated herein by reference.

(2) Previously filed as an exhibit to the VersaTel's Registration Statement on Form F-4 (File Number 333-70449) initially filed with the Securities and Exchange Commission on January 12, 1999 and incorporated herein by reference.

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             VERSATEL TELECOM INTERNATIONAL N.V.

                                             By: /s/ R. GARY MESCH

          ----------------------------------------------------------------------
                                                Name: R. Gary Mesch
                                                Title: Managing Director

                                             By: /s/ RAJ RAITHATHA

          ----------------------------------------------------------------------
                                                Name: Raj Raithatha
                                                Title: Chief Financial Officer

Dated: March 17, 2000

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                             -------
Report of Independent Public Accountants -- VersaTel Telecom
  International N.V.........................................     F-2
Report of Independent Public Accountants -- VEW Telnet
  GmbH......................................................     F-3
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................     F-4
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1998 and 1999..........................     F-5
Consolidated Statements of Shareholders' Equity for the
  Years Ended December 31, 1997, 1998 and 1999..............     F-6
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999..........................     F-7
Notes to Consolidated Financial Statements..................     F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To VersaTel Telecom International N.V.

     We have audited the accompanying consolidated balance sheets as of December 31, 1998 and 1999 of VERSATEL TELECOM INTERNATIONAL N.V. and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1999 financial statements of VEW Telnet GmbH, which statements reflect total assets and total revenues of 7.1% and 2.7% of the related consolidated totals. Those statements were audited by another auditor whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this entity, is based solely on the report of the other auditor.

     We conducted our audits in accordance with auditing standards generally accepted in The Netherlands which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of VersaTel Telecom International N.V. as of December 31, 1998 and 1999 and the result of their operations and their cash flows for each of the years in the period ended, in conformity with United States generally accepted accounting principles.

ARTHUR ANDERSEN

Amsterdam, The Netherlands

March 15, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To: VersaTel International N.V.

     We have audited the balance sheet of VEW Telnet Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund, as of December 31, 1999 and the statements of operations, shareholders' equity and cash flows for the one month ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in Germany which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion.

     VEW Telnet Gesellschaft fur Telekommunikation and Netzdienste mbH, Dortmund is a wholly owned subsidiary of the VersaTel group. The financial statements of the company were prepared for consolidation purposes. As described in Note 2, VersaTel Telecom International N.V., Amsterdam, Niederlande, the ultimate Parent of VEW Telnet Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund, has guaranteed the continued financial support of the Company through January 1, 2001.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VEW Telnet Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund, as of December 31, 1999, and the results of its operations and cash flows for the one month ended December 31, 1999, in conformity with United States generally accepted accounting principles.

Dusseldorf, February 11, 2000

BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft

Dr. Nehles                                     Geis
Wirtschaftsprufer                              Wirtschaftsprufer

                      VERSATEL TELECOM INTERNATIONAL N.V.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
(AMOUNTS IN THOUSANDS OF DUTCH GUILDERS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                                1999        1998
                                                              ---------    -------
                                                                 NLG         NLG
                                      ASSETS
Current Assets:
  Cash......................................................  2,170,172    372,014
  Restricted cash, current portion..........................     98,241     89,752
  Accounts receivable, net..................................     29,479      7,902
  Inventory, net............................................      4,470      1,083
  Unbilled revenues.........................................     29,136      4,014
  Prepaid expenses and other................................     65,217      8,895
                                                              ---------    -------
     Total current assets...................................  2,396,715    483,660
                                                              ---------    -------
Fixed Assets:
  Property and equipment, net...............................    512,790     38,608
  Construction in progress..................................    180,271     46,019
                                                              ---------    -------
     Total fixed assets.....................................    693,061     84,627
                                                              ---------    -------
  Restricted cash, net of current portion...................     47,311    121,804
  Capitalized finance costs, net............................     62,265     28,750
  Other non-current assets..................................     31,611         --
  Goodwill, net.............................................    434,072      4,556
                                                              ---------    -------
     Total assets...........................................  3,665,035    723,397
                                                              =========    =======
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................    156,828     39,863
  Due to related parties....................................         --        806
  Accrued liabilities.......................................    161,420     28,005
  Unearned revenue..........................................      5,198         --
  Current portion of capital lease obligations..............     32,760         71
                                                              ---------    -------
     Total current liabilities..............................    356,206     68,745
                                                              ---------    -------
Capital lease obligations, net of current portion...........     59,972         37
Long-term debt..............................................     11,174        670
Long-term debt (Senior Notes)...............................  2,118,926    688,018
                                                              ---------    -------
     Total liabilities......................................  2,546,278    757,470
                                                              ---------    -------
Shareholders' Equity:
  Ordinary shares, NLG0.05 par value........................      3,961      1,949
Additional paid-in capital..................................  1,638,720     51,112
Warrants....................................................      4,602      5,212
Accumulated deficit.........................................   (528,526)   (92,346)
                                                              ---------    -------
     Total shareholders' equity.............................  1,118,757    (34,073)
                                                              ---------    -------
     Total liabilities and shareholders' equity.............  3,665,035    723,397
                                                              =========    =======

                      VERSATEL TELECOM INTERNATIONAL N.V.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(AMOUNTS IN THOUSANDS OF DUTCH GUILDERS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                            1999          1998          1997
                                                         ----------    ----------    ----------
                                                            NLG           NLG           NLG
OPERATING REVENUES.....................................     129,000        39,561        18,896
OPERATING EXPENSES:
  Cost of revenues, excluding depreciation and
     amortization......................................     100,615        31,821        17,405
  Selling, general and administrative..................     182,483        47,733        17,527
  Depreciation and amortization........................      58,206         6,473         3,237
                                                         ----------    ----------    ----------
     Total operating expenses..........................     341,304        86,027        38,169
                                                         ----------    ----------    ----------
     Operating loss....................................    (212,304)      (46,466)      (19,273)
                                                         ----------    ----------    ----------
OTHER INCOME (EXPENSES):
  Foreign currency exchange gains (losses), net........     (96,267)        5,146           (53)
  Interest income......................................      28,342        11,857            21
  Interest expense -- third parties....................    (157,285)      (37,522)          (41)
  Interest expense -- related parties..................          --          (145)         (514)
                                                         ----------    ----------    ----------
     Total other expenses, net.........................    (225,210)      (20,664)         (587)
                                                         ----------    ----------    ----------
     Loss before income taxes..........................    (437,514)      (67,130)      (19,860)
BENEFIT FROM/(PROVISION FOR) INCOME TAXES..............         962            (7)           --
                                                         ----------    ----------    ----------
     Loss before minority interest.....................    (436,552)      (67,137)      (19,860)
MINORITY INTEREST......................................         372            --            --
                                                         ----------    ----------    ----------
       Net loss........................................    (436,180)      (67,137)      (19,860)
                                                         ==========    ==========    ==========
NET LOSS PER SHARE (Basic and Diluted).................       (8.56)        (2.06)        (1.10)
Weighted average number of shares outstanding..........  50,928,989    32,622,194    18,084,188

                      VERSATEL TELECOM INTERNATIONAL N.V.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(AMOUNTS IN THOUSANDS OF DUTCH GUILDERS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                   NUMBER OF               ADDITIONAL
                                    SHARES      ORDINARY    PAID-IN                ACCUMULATED
                                  OUTSTANDING    SHARES     CAPITAL     WARRANTS     DEFICIT       TOTAL
                                  -----------   --------   ----------   --------   -----------   ----------
                                                   NLG           NLG       NLG           NLG            NLG
Balance at December 31, 1996....  17,820,000       891         4,604        --        (5,349)           146
Shareholder contributions.......   1,339,286        67         1,433        --            --          1,500
Net loss........................          --        --            --        --       (19,860)       (19,860)
                                  ----------     -----     ---------     -----      --------     ----------
Balance at December 31, 1997....  19,159,286       958         6,037        --       (25,209)       (18,214)
Shareholder contributions.......  19,695,524       985        44,750     5,212            --         50,947
Shares issued for acquisition...     130,000         6           325        --            --            331
Net loss........................          --        --            --        --       (67,137)       (67,137)
                                  ----------     -----     ---------     -----      --------     ----------
Balance, December 31, 1998......  38,984,810     1,949        51,112     5,212       (92,346)       (34,073)
Shareholder contributions.......  37,380,008     1,869     1,544,593        --            --      1,546,462
Shares issued for acquisition...     425,000        21         9,345        --            --          9,366
Warrants exercised..............     495,168        25           585      (610)           --             --
Options exercised...............   1,940,000        97         4,220        --            --          4,317
Deferred compensation...........          --        --        27,673        --            --         27,673
Issuance of subsidiary shares...          --        --         1,192        --            --          1,192
Net loss........................          --        --            --        --      (436,180)      (436,180)
                                  ----------     -----     ---------     -----      --------     ----------
Balance, December 31, 1999......  79,224,986     3,961     1,638,720     4,602       528,526      1,118,757
                                  ==========     =====     =========     =====      ========     ==========

                      VERSATEL TELECOM INTERNATIONAL N.V.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(AMOUNTS IN THOUSANDS OF DUTCH GUILDERS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                               1999         1998        1997
                                                            ----------    --------    --------
                                                               NLG          NLG         NLG
Cash Flows from Operating Activities:
  Net loss................................................    (436,180)    (67,137)    (19,860)
Adjustments to reconcile net loss to net cash provided by
  operating activities --
  Depreciation and amortization...........................      58,206       6,473       3,273
  Amortization finance cost...............................       4,004       1,250          --
  Restricted cash.........................................      89,543         149           4
  Unearned revenue........................................      (3,260)       (440)        440
  Stock based compensation................................      27,673          --          --
Changes in other operating assets and liabilities
  Accounts receivable.....................................      (7,887)     (6,098)       (595)
  Inventory...............................................      (1,160)       (665)       (282)
  Prepaid expenses and other..............................     (74,381)    (10,914)     (1,963)
  Accounts payable........................................     104,882      19,189      18,716
  Due to related parties..................................        (806)        557          30
  Accrued liabilities.....................................      84,904      20,314       6,038
                                                            ----------    --------    --------
     Net cash provided by (used in) operating
       activities.........................................    (154,462)    (37,322)      5,765
                                                            ----------    --------    --------
Cash flows from Investing activities:
  Capital expenditures....................................    (383,014)    (77,255)    (14,516)
  Capitalized finance costs...............................     (37,519)    (30,000)         --
  Acquisition of business, net of cash acquired...........    (620,789)     (4,781)         --
                                                            ----------    --------    --------
     Net cash used in investing activities................  (1,041,322)   (112,036)    (14,516)
                                                            ----------    --------    --------
Cash Flows from Financing Activities:
  Payments under capital lease obligations................          --        (297)       (193)
  Repayment of subordinated convertible shareholder
     loans................................................          --      (8,105)      4,500
  Proceeds from short-term loan, net......................      15,372          --          --
  Proceeds from long-term debt............................      11,174         670          --
  Proceeds from long-term debt (Senior Notes).............   1,303,878     688,018          --
  Restricted cash.........................................     102,181    (211,556)         --
  Warrants issued.........................................          --       5,212          --
  Shareholder contributions...............................   1,561,337      46,066       1,500
                                                            ----------    --------    --------
     Net cash from financing activities...................   2,993,942     520,008       5,807
                                                            ----------    --------    --------
Net Increase (Decrease) in Cash...........................   1,798,158     370,668      (2,944)
Cash, beginning of the year...............................     372,014       1,346       4,290
                                                            ----------    --------    --------
Cash, end of the year.....................................   2,170,172     372,014       1,346
                                                            ==========    ========    ========
Supplemental Disclosures of Cash Flow Information:
  Cash paid for --
     Interest (net of amounts capitalized)................     102,181      26,260         510
     Income taxes.........................................          --          --          --
Acquisitions of property and equipment through capital
  leases..................................................      88,344          --          --

                      VERSATEL TELECOM INTERNATIONAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS UNLESS INDICATED
                                   OTHERWISE)

1.   GENERAL

     Versatel Telecom International N.V. ("VersaTel" or the "Company"), incorporated in Amsterdam on October 10, 1995, provides international and national telecommunication services in the Netherlands, Belgium, Luxembourg and Northwest Germany.

2.   FINANCIAL CONDITION AND OPERATIONS

     For the year ended December 31, 1999, the Company had a loss from operating activities of NLG 436,180. In addition, the Company had an accumulated deficit of NLG 528,526 as of December 31, 1999.

     Although the Company expects to incur operating losses and net losses for the foreseeable future as it incurs additional costs associated with the development and expansion of the Company's network, the expansion of its marketing and sales organization and the introduction of new telecommunications services, it has a positive working capital of NLG 2,040,509 at December 31, 1999, which should enable it to continue its operations through December 31, 2000.

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

(b)  Principles of Consolidation

     The accompanying consolidated financial statements include the operations of the following wholly-owned (directly or indirectly, unless indicated otherwise) subsidiaries:

     -- VersaTel Telecom Europe B.V.

     -- VersaTel Telecom Netherlands B.V.

     -- VersaTel Telecom Belgium N.V.

     -- Bizztel Telematica B.V.

     -- CS Net B.V.

     -- CS Engineering B.V.

     -- Numedi Net N.V. (70% owned by the Company)

     -- Amstel Alpha B.V.

     -- SpeedPort N.V.

     -- Glabana U.S.A., Inc.

     -- 7-klapper Beheer B.V.

     -- VuurWerk Internet B.V.

     -- VuuWerk Access B.V.

     -- ITinera Services N.V.

     -- Svianed B.V.

     -- Zon Netherlands N.V. (90% owned by the Company)

     -- VEW Telnet GmbH

     -- VersaTel Deutschland Holding GmbH

     -- VersaTel Deutschland Verwaltungs GmbH

     The results of the subsidiaries are included from the respective dates of acquisition or incorporation by the Company during 1999. All significant intercompany accounts and transactions have been eliminated.

     On May 1, 1999 the Company acquired 100 percent of the shares in Speedport N.V., Amstel Alpha B.V. and Glabana U.S.A. Inc. The key figures of these companies as included in the December 31, 1999 financial statements of VersaTel are sales of NLG 1,434 total assets of NLG 6,473 total (negative) equity NLG (6,546) and net loss for the period of NLG (6,368). The Company applied the purchase accounting method. The goodwill, being the difference between the purchase price amounting to NLG 8,374 in total and the net asset value as of acquisition date, is being capitalized and amortized in 10 years.

     On May 20, 1999 the Company acquired 100 percent of the shares of VuurWerk Internet B.V., VuurWerk Acces B.V. and 7-Klapper Beheer B.V. The key figures of these companies as included in the financial statements of VersaTel are sales NLG 3,869 total assets of NLG 5,566 total equity of NLG 251 and net income for the period of NLG 37. The Company applied the purchase accounting method. The goodwill, being the difference between the purchase price amounting to NLG 30,000 in total and the net asset value as of acquisition date, is being capitalized and amortized in 10 years.

     On June 1, 1999 the Company acquired 100 percent of the shares of ITinera Services N.V. The key figures of ITinera Services N.V. as included in the December 31, 1999 financial statements of VersaTel are sales of NLG 692, total assets of NLG 1,318 total (negative) equity of NLG (896) and net loss for the period of NLG (1,232). The Company applied the purchase accounting method. The goodwill, being the difference between the purchase price amounting to NLG 2,000 in total and net asset value as of acquisition date, is being capitalized and amortized in 10 years.

     On June 11, 1999 the Company acquired the shares of Svianed B.V. The key figures of Svianed B.V. as included in the December 31, 1999 financial statements of VersaTel are sales NLG 41,459 total assets of NLG 41,820 total equity of NLG 13,620 and net loss for the period of NLG (998). The Company applied the purchase accounting method. The goodwill, being the difference between the purchase price amounting to NLG 356,077 in total and the net asset value as of acquisition date, is being capitalized and amortized in 10 years.

     In August 1999 the Company incorporated Zon Netherlands B.V. On November 11, 1999, Free Record Shop, a music retail chain in The Netherlands, and Radio 538, a commercial radio station in The Netherlands, each obtained a minority interest in Zon Netherlands B.V. of 5.0 percent and each will provide marketing and distribution support for Zon's products. On the same day, Zon's legal structure was converted from a B.V. to an N.V. and its name was changed to Zon Netherlands N.V. The key figures of Zon Netherlands N.V. as included in the December 31, 1999 financial statements of VersaTel are sales NLG 848, total assets of NLG 4,687, total (negative) equity NLG (9,584) and net loss for the period of NLG (18,606).

     On December 1, 1999 VersaTel Deutschland Holding GmbH, Frankfurt, Germany and VersaTel Deutschland Verwaltungs GmbH, Frankfurt, Germany acquired 100 percent (99.09 percent resp. 0.91 percent) of the shares of VEW Telnet GmbH. The key figures of VEW Telnet GmbH as included in the December 31, 1999 financial statements of VersaTel are sales of NLG 2,633, total assets of NLG 259,781, total equity of NLG 112,963 and net loss for the period of NLG (4,977). The Company applied the purchase accounting method. The goodwill, being the difference between the total minimum purchase price amounting to NLG 112,940 in total and the net asset value as of acquisition date, is being capitalized and amortized in 10 years. Furthermore, an earn-out arrangement with the former shareholder has been agreed-upon. Any payment resulting from this earn-out arrangement will be recorded as an adjustment to the purchase price upon the time they become certain. No such adjustments have yet been recorded. Reference is made to note 4 for additional information on the acquisition of VEW Telnet GmbH.

     Except for Svianed B.V. and VEW Telnet GmbH for these entities, pro forma financial statements have been omitted for materiality reasons. Reference is made to note 4, for subject pro forma information.

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

(e)  Advertising Expenses

     Advertising costs are expensed as incurred and amounted to NLG 1,972, NLG 5,259 and NLG 13,068 in 1997, 1998 and 1999, respectively. These costs do not include the advertising costs incurred in connection with obtaining finance and issuance of Shares.

(f)  Intangible Assets

     Goodwill originating from the acquisition of investments represents the difference of the net asset value and the acquisition cost of the investments at the time of the acquisition. The goodwill is amortized on a straight-line basis over a period varying from 5 to 10 years. Total accumulated amortization per December 31, 1999 amounts to NLG 24,222.

     Capitalized finance costs are costs incurred in connection with the issuance of Senior Notes (the "Notes") during 1998 and 1999 by the Company. Amortization is being recorded over the term of the Notes as interest expense in the consolidated statement of operations.

(g)  Recognition of Operating Revenues and Cost of Revenues

     Operating revenues are recognized when the service is rendered. Cost of revenues is recorded in the same period as the revenues are recorded.

     The cost of telecommunication usage charged by the third party carriers to the Company in connection with the telecommunication services rendered by the Company to its customers, as well as other telecommunication costs, including leased lines, is included in cost of revenues.

(h)  Segmental Reporting

     Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" has been issued and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires certain disclosures about business segments of an enterprise, if applicable. The company considers its operations to be in one business segment and internally makes operating decisions, allocates resources and assesses performance based on one segment. Accordingly, the adoption of

SFAS No. 131 did not have an effect on the Company's financial statements, as the Company currently manages its operations as one segment under the guidelines of the new standard.

(i)  Recently Issued Accounting Standards

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued the Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of the SOP have been met, directly attributable development costs should be capitalized. It also provides guidance on the treatment of upgrade and maintenance expenditures. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs incurred prior to initial application of this SOP, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. The Company has adopted this SOP in its 1999 consolidated financial statements. The adoption of this SOP did not have a material effect on the 1999 consolidated financial statements.

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

     SFAS No. 133 as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The company has not yet quantified the impact of adopting SFAS No. 133 on the financial statements and has not determined the timing or method of adoption of SFAS No. 133.

(j)  Ordinary shares and stock split

     On April 13, 1999, a two-for-one stock split was effected, resulting in all per share and weighted average share amounts being restated to reflect this stock split.

     Ordinary shares, with a par value of NLG 0.05 and consisting of 140,000,000 class A shares and 10,000,000 class B shares, of which 17,820,000, 19,159,286 and 38,984,810 class A shares were outstanding at December 31, 1996, 1997 and 1998, respectively. No class B shares were issued.

     On July 14, 1999, a general meeting of shareholders approved an amendment to VersaTel's articles of incorporation to provide for, among other things, a consolidation of its Class A shares and Class B shares into one single class of ordinary shares and the possible issuance of preference shares A, preference shares B and a priority share.

     The authorized share capital of VersaTel was increased on December 22, 1999 to NLG 18.5 million, consisting of 175 million ordinary shares with a par value of NLG 0.05 each, 20 million preference shares A with a par value of NLG 0.05 each, 175 million preference shares B with a par value of NLG 0.05 each and one priority share with a par value of NLG 0.05.

     As of December 31, 1999, 79,224,986 ordinary shares are issued and outstanding.

4.   ACQUISITION OF SVIANED AND VEW TELNET GMBH.

Svianed

     The acquisition in June 1999 of Svianed was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess purchase price over the estimated fair value of net assets acquired amounted to approximately NLG 358 million, which has been accounted for as goodwill and is being amortized over ten years using the straight line method. This allocation was based on preliminary estimates and may be revised at a later date. The accompanying consolidated statements of operations reflect the operating results of Svianed since the acquisition. Pro forma unaudited consolidated operating results of the Company and Svianed for the years ended December 31, 1999 and 1998, assuming the acquisition had been made as of the beginning of the respective periods are summarized below (in thousands of NLG except per share amounts):

                                                                  THE YEAR ENDED
                                                                   DECEMBER 31
                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
                                                                   (UNAUDITED)
Net sales...................................................     96,244      156,182
Net loss....................................................   (171,876)    (480,662)
Net loss per share..........................................      (4.41)       (6.07)

     These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of goodwill and interest expense as a result of financing activities. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at the beginning of the respective periods or of future results of operations of the consolidated entities.

VEW Telnet GmbH

     The acquisition in December 1999 of VEW Telnet GmbH was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess purchase price over the estimated fair value of net assets acquired amounted to approximately NLG 65 million, which has been accounted for as goodwill and is being amortized over ten years using the straight line method. This allocation was based on preliminary estimates and may be revised at a later date as the purchase price is subject to an earn-out agreement based on revenue for the years 2000 until 2002 and can vary between a refund of EUR 13.75 million (NLG
30.3 million) to an additional payment of EUR 20.0 million (NLG 44.1 million). The amount subject to refund under the earn-out arrangement is included in other non-current assets. The accompanying consolidated statements of operations reflect the operating results of VEW Telnet GmbH since the acquisition. Pro forma unaudited consolidated operating results of the Company and VEW Telnet for the years ended December 31, 1999 and 1998, assuming the acquisition had been made as of the beginning of the respective periods are summarized below (in thousands of NLG except per share amounts):

                                                                     THE YEAR
                                                                   DECEMBER 31
                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
                                                                   (UNAUDITED)
Net sales...................................................     61,577      170,106
Net loss....................................................   (147,966)    (503,433)
Net loss per share..........................................      (4.54)       (6.35)

     These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of goodwill and the depreciation on the IRU which is based on the present value of the long term payables to the former parent company amounting to NLG 81.1 million. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at the beginning of the respective periods or of future results of operations of the consolidated entities.

5.   RECAPITALIZATION

     To increase the equity of the Company by means of the conversion of subordinated debt and cash contribution by its shareholders, the Company completed a four part recapitalization in 1998.

     The Subordinated Convertible Shareholder Loans were converted into Ordinary Shares of the Company in February and April 1998. Furthermore, additional cash contributions in equity capital were received in April and May 1998 amounting to NLG 43,100 in total.

6.   RESTRICTED CASH

     Restricted cash balances of NLG 211,556 and NLG 145,552 at December 31, 1998 and 1999, respectively, include mainly amounts restricted in connection with the payment of interest to the holders of the Senior Notes.

     The amounts restricted in connection with interest payments to the holders of the Notes include the interest to be paid until May 15, 2001 over the first tranche of Senior Notes and the interest to be paid until November 15, 2001 over the second tranche of Senior Notes, which have restricted balances of NLG 85,563 and NLG 59,989, respectively. The (total) current portion is presented as Current portion of restricted cash. The non-current portion is presented as Restricted Cash, net of current portion.

7.   ACCOUNTS RECEIVABLE

     Accounts receivable are presented net of an allowance for doubtful accounts of NLG 347 and NLG 1,620 at December 31, 1998 and 1999, respectively.

8.   PREPAID EXPENSES AND OTHER

     Prepaid Expenses and Other as of December 31, 1999 and December 31, 1998 include an amount of NLG 37,958 and NLG 5,897, respectively, which relates to value added taxes.

9.   PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the related asset. Property and equipment operated by the Company under a capital lease agreement are capitalized.

     Listed below are the major classes of property and equipment and their estimated useful lives in years as of December 31, 1997, 1998 and 1999:

                                                     USEFUL LIFE     1999       1998       1997
                                                     -----------    -------    -------    -------
                                                                      NLG        NLG        NLG
Leasehold improvements.............................     5            11,755      3,555        911
Telecommunications equipment.......................     2-20        309,423     37,264     14,750
Telecommunications equipment under a 30 years right
  to use agreement.................................    30            81,085         --         --
Other..............................................     3-5         230,352      7,929      1,546
                                                                    -------    -------    -------
Property and equipment.............................                 632,615     48,748     17,207
Less: Accumulated depreciation.....................                 119,825     10,140      3,588
                                                                    -------    -------    -------
Property and equipment, net........................                 512,790     38,608     13,619
                                                                    =======    =======    =======

10.   CONSTRUCTION IN PROGRESS

     The Company continues to build out its network in the Benelux region and securing rights-of-way. The resulting assets as of December 31, 1999 have been recorded at cost under the caption "Construction in progress."

     During the time of the construction interest is capitalized at an average rate of 13.1%, (1998 - 13.3%), the total capitalized interest at December 31, 1999 and December 31, 1998, respectively, amount NLG 14,694 and NLG 1,393.

11. CAPITAL LEASE OBLIGATIONS

     The Company entered into a master lease agreement with a finance company to lease certain telecommunications and EDP equipment.

     Commitments for minimum rentals under non-cancellable leases at the end of 1999 are as follows:

2000........................................................  NLG 36,014
2001........................................................      38,236
2002........................................................      38,559
2003........................................................       1,309
                                                              ----------
Total minimum lease payments................................     114,118
Less amount representing interest...........................      21,685
                                                              ----------
Present value of net minimum lease payments, including
  maturities of NLG 32,760..................................  NLG 92,433
                                                              ==========

     Property, plant and equipment at year-end include the following amounts for capitalized leases:

                                                                 1999        1998
                                                              ----------    -------
Telecommunications equipment................................  NLG 93,698    NLG 820
Other.......................................................          28         28
                                                              ----------    -------
                                                                  93,726        848
Less allowances for depreciation............................       1,293        740
                                                              ----------    -------
                                                              NLG 92,433    NLG 108
                                                              ==========    =======

12. SENIOR NOTES

     On July 23, 1999, the Company issued two tranches of Senior Notes for, USD 180,000 and EUR 120,000, with an interest rate of 11 7/8% due 2009.

     The discount on the tranches of Senior Notes (amounting to 0.727%) is netted against the Notes and will be amortized over a period equal to the Senior Note. The amortization charge is included in interest expenses using the effective interest rate method as interest expense in the income statement.

     On December 9, 1999, the Company issued one tranche of a 4% convertible loan for EUR 300,000 due 2004. The loan can be converted into common shares of the Company at a conversion price of EUR 43.40. Next to the normal interest, the principal of the loan increases at 4.5% per year. However, if the conversion right is exercised, the growth of the principal redeems. No loans were converted at year-end.

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," required disclosure of fair value information about financial instruments whether or not recognized in the balance sheet. The carrying amounts reported in the consolidated balance sheets for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. The carrying amount of the Company's borrowings under the long-term debt agreements approximates fair value as the interest rates on these long-term debts approximates the current market interest rates.

13. EMPLOYEE BENEFIT PLANS

     The Company has established four stock option plans: the 1997 Stock Option Plan (the "1997 Plan"), the 1998 Stock Option Plan (the "1998 Plan"), the 1999 Stock Option Plan (the "1999 Plan") and the 2000 Stock Option Plan (the "2000 Plan").

1997 STOCK OPTION PLAN

     In December 1996, our shareholders approved the 1997 Stock Option Plan. The 1997 Plan provides for the grant of options to certain key employees of VersaTel to purchase ordinary shares of VersaTel. Under the 1997

Plan, no options have been granted with an expiration date of more than five years after the granting of the option. The option exercise price is determined in the particular grant of the option.

     As of December 31, 1999 398,000 options to purchase 398,000 ordinary shares had been granted under the 1997 Plan and VersaTel does not intend to grant any more options under the 1997 Plan.

1998 STOCK OPTION PLAN

     In March 1998, our shareholders approved the 1998 Stock Option Plan. The 1998 Plan allows VersaTel to grant options to employees to purchase ordinary shares of VersaTel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

     We have reserved 5,000,000 ordinary shares for issuance under the 1998 Stock Option Plan.

     As of December 31, 1999, 5,000,000 options to purchase 5,000,000 ordinary shares have been granted under the 1998 Plan and the Company does not intend to grant any more options under the 1998 Plan. As of December 31, 1999, 1,940,000 options have been exercised for a total of 1,940,000 shares.

1999 STOCK OPTION PLAN

     In January 1999, our shareholders approved the 1999 Stock Option Plan. The 1999 Plan allows VersaTel to grant options to employees to purchase ordinary shares of VersaTel. The option period will commence at the date of the grant and will last five years. The option exercise price determined in the particular grant of the option. We have reserved 2,500,000 ordinary shares for issuance under the 1999 stock option plan.

     As of 31 December 1999, 1,908,500 options to purchase 1,908,500 ordinary shares have been granted under the 1999 Plan. VersaTel expects to grant the remaining 591,500 options under the 2000 Stock Option Plan.

2000 STOCK OPTION PLAN

     In December 1999, our supervisory board approved the 2000 Stock Option Plan. The 2000 Plan allows VersaTel to grant options to employees to purchase ordinary shares of VersaTel. The option period will commence at the date of the grant and will last five years. The option exercise price shall be determined by VersaTel. We have reserved 3,000,000 ordinary shares for issuance under the 2000 Plan.

     We granted 200,000 options to purchase ordinary shares under the 2000 Plan in March 2000. We expect to grant the remaining 2,800,000 options to purchase ordinary shares under the 2000 Plan along with 591,500 options remaining from the 1999 Plan.

     In October 1995, FASB Statement No. 123 "Accounting for Stock-Based Compensation" was issued. The Company has adopted the disclosure provisions of FASB Statement No. 123, but opted to remain under the expense recognition provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for options granted under the Stock Option Plans. Accordingly, for the years ended December 31, 1997 through December 31, 1999, no compensation expense was recognized for options granted under these schemes. Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates in accordance with FASB Statement No. 123, the Company's net income and earnings per share for 1997, 1998 and 1999 would have been reduced to the following pro forma amounts shown below:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                NLG        NLG        NLG
Net income:
  As reported...............................................  (436,180)   (67,137)   (19,860)
  Pro Forma.................................................  (438,845)   (69,405)   (19,887)
Net loss per share (Basic and diluted):
  As reported...............................................     (8.56)     (2.06)     (1.10)
  Pro Forma.................................................     (8.56)     (2.06)     (1.10)

     The movement in options outstanding during the two years ended December 31, 1997, December 31, 1998 and December 31, 1999 is summarised in the following table:

                                                                NUMBER OF          WEIGHTED
                                                              SHARES SUBJECT       AVERAGE
                                                                TO OPTION       EXERCISE PRICE
                                                              --------------    --------------
                                                                                     NLG
Outstanding at January 1, 1997..............................            --               --
Exercised during 1997.......................................            --               --
Lapsed during 1997..........................................            --               --
Granted during 1997.........................................       398,000              .55
                                                                ----------
Outstanding at December 31, 1997............................       398,000              .55
Exercised during 1998.......................................            --               --
Lapsed during 1998..........................................            --               --
Granted during 1998.........................................     5,000,000             2.27
                                                                ----------
Outstanding at December 31, 1998............................     5,398,000             2.14
Exercised during 1999.......................................    (1,940,000)            2.23
Lapsed during 1999..........................................      (161,740)            4.40
Granted during 1999.........................................     1,908,500             7.50
                                                                ----------
Outstanding at December 31, 1999............................     5,204,760             3.86

     The weighted average fair value of options granted in the year ended December 31, 1999 was estimated at NLG 5.01 as at the date of grant using the Black-Scholes stock option pricing model. The following weighted average assumptions were used: dividend yield of 0.00% per annum, annual standard deviation (volatility) of 81.62%, risk free interest rate of 3.42% and expected term of five years.

     For options granted in the year ended December 31, 1999 with an exercise price equal to market price at grant date, the weighted average exercise price and fair value at grant date were estimated at NLG 7.50 and NLG 5.01, respectively.

     The exercise prices for options outstanding at the end of the year ranged from NLG 0.295 to NLG 7.50, with a weighted average exercise price of NLG 3.86 and a remaining contractual life of 3.65 years.

     All costs related to stock option plans are included in selling, general and administrative expenses.

     The following table summarises information about the stock options outstanding December 31, 1999:

                       OPTIONS OUTSTANDING                           OPTIONS CURRENTLY EXERCISABLE
------------------------------------------------------------------   ------------------------------
                               WEIGHTED AVERAGE
RANGE OF EXERCISE                 REMAINING       WEIGHTED AVERAGE                WEIGHTED AVERAGE
     PRICES         NUMBER     CONTRACTUAL LIFE    EXERCISE PRICE      NUMBER      EXERCISE PRICE
-----------------  ---------   ----------------   ----------------   ----------   -----------------
NLG 0 - 1.50         348,000         2.36               0.53           298,000          0.52
NLG 1.51 - 3.00    3,030,100         3.35               2.29         2,490,100          2.27
NLG 3.01 - 4.50           --           --                 --                --            --
NLG 4.51 - 6.00           --           --                 --                --            --
NLG 6.01 - 7.50    1,826,660         4.40               7.50           317,305          7.50

14. TAXES

     The Company had income tax carry forwards of approximately NLG 42,300 at December 31, 1998 and NLG 180,000 at December 31, 1999, which may be utilized to reduce future income taxes payable mainly in The Netherlands.

     These income tax carry forwards do not expire and can be utilized indefinitely under Netherlands tax legislation. A valuation allowance has been established for the entire amount of the net operating loss carry forwards due to the uncertainty of its recoverability.

     There were no significant temporary differences which gave rise to deferred tax assets and liabilities at December 31, 1997. At December 31, 1998 a temporary difference has arisen due to the different treatment of finance costs for fiscal purposes.

15. NET SALES

     The geographical composition of net sales is as follows:

                                                 1999          1998          1997
                                              -----------   -----------   -----------
The Netherlands.............................  NLG 115,305    NLG 39,324    NLG 18,896
Belgium.....................................        9,733           237            --
Germany.....................................        3,962            --            --
                                              -----------   -----------   -----------
Total.......................................  NLG 129,000    NLG 39,561    NLG 18,896
                                              ===========   ===========   ===========

16. RELATED PARTY TRANSACTIONS

     In 1998 the Company used a consultancy firm in which one of the Company's officers is a director. Accounts payable to this consultancy firm at December 31, 1998 amounted to NLG 806 and the 1998 expense to the Company in this respect was approximately NLG 3,300. This consultancy was no longer used in 1999.

17. RENT AND OPERATING LEASE COMMITMENTS

     Future minimum commitments in connection with rent and other operating lease agreements are as follows at December 31, 1999:

2000........................................................   NLG 33,397
2001........................................................       21,392
2002........................................................       17,222
2003........................................................       17,241
2004........................................................       15,967
2005 and further............................................      139,192
                                                              -----------
                                                              NLG 244,411
                                                              ===========

     Rent and operating lease expenses amounted to approximately NLG 585 in 1997, NLG 1,937 in 1998 and NLG 4,735 in 1999. The main part of future commitments relates to the renting of Points-of-Presence ("POP's") for a ten-year period.

18. COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

     Commitments in connection with the roll-out of the Company's network, not yet recorded on the balance sheet amount to approximately NLG 35 million as of December 31, 1999. Reference is made to Note 10.

     Earn-out arrangements with the former shareholders of CS Net B.V., ITinera Services N.V., Speedport N.V. and VEW Telnet GmbH have been agreed-upon any payments resulting from this earn-out arrangement will be recorded as an adjustment to the purchase price upon the time they become certain. No such adjustments have yet been recorded.

     The issued guarantees at December 31, 1999 on behalf of third parties amount to NLG 6.7 million.

19. LEGAL PROCEEDING

     Cromwilld, one of the shareholders of the Company, objected to the 1998 recapitalization as described in footnote 5 and to the issuance of the two tranches of units consisting of warrants and senior notes as described in footnote 12, and threatened to challenge in court certain of the Company's actions in connection therewith. In January 1999, Cromwilld filed, pursuant to article 2:345 of the Netherlands Civil Code, a petition with the Enterprise Chamber of the Court of Appeals in Amsterdam requesting the appointment of one or more experts to investigate the management and affairs of the Company. In May 1999, the Enterprise Chamber denied Cromwilld's request.

     On July 20, 1999, the Company entered into, along with its shareholders and certain other parties, a Settlement Agreement with Cromwilld Limited, in order to resolve disputes arising out of our shareholders' agreement and other matters. The major terms of the Settlement Agreement provide for:

     - the transfer of 146,988 of our ordinary shares held by Telecom Founders B.V. to Cromwilld;

     - the issuance of 200,000 shares of the Company on July 20, 1999 to Cromwilld at a price of NLG 7.50 per ordinary share;

     - the ability for Cromwilld to include 1,800,000 of its ordinary shares in initial public offering of the Company;

     - certain piggyback registration rights in favor of Cromwilld that will take effect 180 days from the date of the initial public offering of the Company;

     - the payment by us of $300,000 from Cromwilld's fees and expenses related to the Settlement Agreement and certain other matters;

     - the acknowledgment by all parties to the shareholders' agreement of the Company that the shareholders' agreement will be terminated concurrently with the closing of the initial public offering of the Company;

     - the withdrawal by Cromwilld of its pending legal proceedings against the Company and its shareholders;

     - Cromwilld's full cooperation with the initial public offering of the Company; and

     - the obligation of the Company's shareholders, including Cromwilld, to procure the resignation or dismissal of Cromwilld's nominee, Denis O'Brien, from Supervisory Board of the Company, after the completion of the initial public offering.

     As of December 31, 1999, all of the terms of the Settlement Agreement, except with respect to certain piggyback registration rights provided to Cromwilld (which have not yet taken effect), have been completed.

     The expense related to this legal proceeding is classified as "Other expense, net" in the income statement for the year ended December 31, 1999.

20. SUBSEQUENT EVENTS

     On March 3, 2000 VersaTel announced that it had bundled its Internet activities into a separate business unit within the company Zon, Vuurwerk, CS Net and ITinera will be grouped into the new Internet division.

     On March 8, 2000 VersaTel and NorthPoint Communications announced plans to create a new company to deliver digital subscriber line (DSL) services across the EU Market. The new company, VersaPoint, will combine NorthPoint's DSL network deployment and operations expertise with VersaTel's established broadband local access network, DSL operations in the Benelux and Germany, and local market/regulatory experience in Europe. NorthPoint and VersaTel will equally fund VersaPoint's start-up costs and initial capital requirements through a E100 million (in the aggregate) cash investment and the contribution of certain assets.

     On March 15, 2000 VersaTel announced that it has reached definitive agreement to purchase a majority of KomTel, from the electric utility company, Stadtwerke Flensburg GmbH, and other shareholders. VersaTel will acquire 80 percent of KomTel's outstanding stock for EUR 61.6 million to be paid in cash, and will assume EUR 13.0 million of debt (EUR 7.0 million which is related to shareholder loans and will be repaid at closing). Stadtweke Flensburg will remain a 20% shareholder until 2002 as it intends to maintain a strong relationship with VersaTel including a cooperation agreement for telecommunication services and the establishment of an IRU for the additional fiber network it owns. The purchase price of the remaining stake is EUR 15.4 million. Key unaudited figures for KomTel as of December 31, 1999 under German GAAP are sales of DEM 60.7 million, shareholders equity of DEM 7.3 million, total assets of DEM 69.6 million and loss for the year of DEM 18.7 million.