Form 20-F/A
period 1999-12-31
VERSATEL TELECOM INTERNATIONAL N V
filed 2000-03-28
CIK 1066930

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  FORM 20-F/A
(Mark One)

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

                          Item 17 ___      Item 18  X

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Introduction and Exchange Rate Information..................   ii
Cautionary Statement for Purposes of the "Safe Harbor"
            Provisions of the United States Private
            Securities Litigation Reform Act of 1995........   iv
                              PART I
ITEM 1:   DESCRIPTION OF BUSINESS...........................    1
                 Overview...................................    1
                 Business Strategy..........................    2
                 Recent Developments........................    3
                 Our Network................................    5
                 Products and Services......................    8
                 Sales and Marketing........................   10
                 Customers..................................   11
                 Customer Service...........................   12
                 Billing and Information Systems............   12
                 Minority Holdings..........................   12
                 Competition................................   13
                 Regulation.................................   14
                 Intellectual Property......................   20
                 Employees..................................   20
                 VersaPoint.................................   21
                 Certain Risks Which May Affect Our
                Business....................................   24
ITEM 2:   DESCRIPTION OF PROPERTY...........................   37
ITEM 3:   LEGAL PROCEEDINGS.................................   37
ITEM 4:   CONTROL OF REGISTRANT.............................   38
ITEM 5:   NATURE OF TRADING MARKET..........................   39
ITEM 6:   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
            SECURITY HOLDERS................................   39
ITEM 7:   TAXATION..........................................   40
ITEM 8:   SELECTED FINANCIAL DATA...........................   54
ITEM 9:   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS.............   55
ITEM 9A:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
            MARKET RISK.....................................   63
ITEM 10:  DIRECTORS AND OFFICERS OF REGISTRANT..............   64
ITEM 11:  COMPENSATION OF DIRECTORS AND OFFICERS............   67
ITEM 12:  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
            SUBSIDIARIES....................................   68
ITEM 13:  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS....   69
                             PART II
ITEM 14:  DESCRIPTION OF SECURITIES TO BE REGISTERED........   70
                             PART III
ITEM 15:  DEFAULTS UPON SENIOR SECURITIES...................   70
ITEM 16:  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
            REGISTERED SECURITIES...........................   70
                             PART IV
ITEM 17:  FINANCIAL STATEMENTS..............................   70
ITEM 18:  FINANCIAL STATEMENTS..............................   70
ITEM 19:  FINANCIAL STATEMENTS AND EXHIBITS.................   71
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

     -  ITinera -- a Belgian web-hosting company and ISP.

     -  24hours -- a business ISP/portal and Application Service Provider
        ("ASP").

     - area 44 -- an ISP targeting small- and medium-sized businesses and residential customers.

     We believe this reorganization will maximize our ability to accelerate our customer growth, develop our content and provide application services in order to capitalize swiftly on opportunities in the rapidly growing European Internet market. We believe our 50% stake in VersaPoint (as mentioned below) will provide us significant competitive advantages in providing DSL broadband access to both business and residential customers. We will continue to develop proprietary content, purchase content, and seek partnerships to create new content.

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

     - EXPAND DSL SERVICES. We plan to generate additional revenue and traffic on our network by offering high speed, high capacity DSL data and Internet access service to business customers and to residential customers through our new Internet unit. We believe that our relationship with VersaPoint will help us to accelerate our ability to offer DSL services to customers in our target market as well as reduce the operating costs and capital expenditures associated with providing such services. We also plan to generate additional revenue by leasing our network to VersaPoint whenever possible to provide it with transmission capacity to link VersaPoint's DSL equipment located at "central offices" leased by VersaPoint from local PTTs to our network. We believe the VersaPoint joint venture will capture a portion of the pan-European market DSL opportunity as well as accelerate our entrance into the German market.

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

     Through KomTel, we will gain access to 1,078 km of fiber optic network (most of which is leased), containing an average of 32 fibers. KomTel also operates in 27 central office locations and VersaTel expects KomTel to connect an additional 39 central office sites to its network by the end of 2000.

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

24HOURS

     On March 6, 2000, we launched "24hours", a Dutch language business ISP/portal. 24hours targets the rapidly growing small- and medium-sized business market in The Netherlands. 24hours has rights to certain exclusive content provided by Elsevier Bedrijfsinformatie, a division of Reed Elsevier, including content from its business publication FEM/De Week, one of the leading Dutch weekly financial magazines. In addition to providing internet access and business rich content, we expect that 24hours will also become an ASP to the business market in The Netherlands by the end of the third quarter of 2000.

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

ACQUISITIONS OF VUURWERK, SPEEDPORT, ITINERA AND CS NET

     We acquired VuurWerk and SpeedPort in May 1999, ITinera in June 1999 and CS Net in November of 1998. VuurWerk is a leading provider of web hosting, co-location, access and e-commerce services in The Netherlands and Belgium. SpeedPort is a provider of Internet co-location and connectivity solutions for high bandwidth Internet and e-commerce applications. ITinera is a Belgium-based Internet service provider and web-hosting company with over 950 business customers. CS Net enables Internet-based trade communities to conduct business-to-business transactions in specific trade communities.

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

NETWORK ELEMENTS

     Our network consists of the following integrated elements:

     - BACKBONE INFRASTRUCTURE. Our backbone infrastructure carries voice, data and Internet traffic and supports all major protocols, including Frame Relay, ATM and IP. It extends to all major commercial and population centers in the Benelux and the Northwest Rhine region of Germany, including most interconnection points with PTTs, other telecommunications network operators and major Internet exchanges. We have designed the route of our backbone infrastructure so that it passes through as many businesses as possible by going through business communities and past major bandwidth users. Approximately 90,000 businesses are located within one kilometer and approximately 270,000 businesses are located within five kilometers of our network backbone. A small portion of our network is being constructed jointly with other carriers and some rural sections are being completed by purchases of dark fiber and, pending the completion of construction, through leased lines. As of December 31, 1999, 1,499 kilometers of fiber-ready duct has been constructed in the Benelux and we now have in service four self-healing rings consisting of 1,370 kilometers of fiber.

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

     -  Shares held by VEW Telnet: 24%

     - Additional shareholders: Technopark Schwerte GmbH, Stadtsparkasse Schwerte and Stadtwerke Schwerte GmbH

     -  100,000 inhabitants in license area

     We are currently in discussions regarding a potential sale of these investments in exchange for IRU capacity in the region.

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

OUR SUBSTANTIAL INDEBTEDNESS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE.

     We have substantial indebtedness. In May 1998, we issued and sold units consisting of $225,000,000 13 1/4% Senior Notes due 2008 and warrants to purchase 3,000,000 (as adjusted) ordinary shares of VersaTel (the "First High Yield Offering"). In December 1998, we issued and sold units consisting of $150,000,000 13 1/4% Senior Notes due 2008 and warrants to purchase 2,000,100 (as adjusted) ordinary shares of VersaTel (the "Second High Yield Offering"). In July 1999, we issued and sold $180,000,000 11 7/8% Senior Dollar Notes due 2009 and E120,000,000 11 7/8% Senior Euro Notes due 2009 (the "Third High Yield Offering"), which was used in part to refinance interim loans (the "Interim Loans") used for the purpose of financing in part our acquisition of Svianed. In December 1999 we issued and sold 15,000,000 ordinary shares and E300,000,000 4% Senior Convertible Notes due 2004 (the "First Convertible Notes Offering"), the proceeds of which were used in part to fund capital expenditures related to VEW Telnet, the roll-out of our DSL network, as well as working capital and other general corporate purposes. As of December 31, 1999, our total long-term obligations (including current portion) were approximately NLG 2,222.8 million. Subject to limits imposed by our indebtedness, we may continue to incur substantial additional indebtedness because the indentures governing the notes issued in the First High Yield Offering (the "First Notes"), the notes issued in the Second High Yield Offering (the "Second Notes"), the notes issued in the Third High Yield Offering (the "Third Notes"; and together with the First Notes and the Second Notes, the "High Yield Notes"), as well as the convertible notes issued in the First Convertible Note Offering (the "Convertible Notes") do not limit the amount of indebtedness that we may incur to finance the cost of the development of our network.

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

     In order to obtain additional flexibility with respect to our operations generally, and Versatel Internet and the acquisition of wireless licenses in particular, we may seek consents from holders of the High Yield Notes to amend certain of our covenants. Such consents would likely involve the payment of fees to such holders. We can provide no assurance, however, that we will successfully obtain such consents on satisfactory terms. If we are unable to obtain such consents, we may not be able to develop and operate VersaTel Internet and our wireless operations as we currently intend.

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

POSSIBLE INABILITY TO MEET OUR DEBT SERVICE OBLIGATIONS MAY RESULT IN OUR OUTSTANDING INDEBTEDNESS BECOMING DUE AND PAYABLE.

     Our consolidated net interest expense for the year ended December 31, 1999 NLG 128.9 million. Our EBITDA for the year ended December 31, 1999 was approximately NLG (154.1) million. Unlike the holders of the First Notes and the Second Notes, the holders of the Third Notes and the Convertible Notes, do not have the benefit of any securities placed in escrow to fund any interest payments on such Notes. Accordingly, we will have to increase substantially our net cash flow in order to meet our debt service obligations. In addition, after May 15, 2001, we will no longer be able to rely on cash that has been set aside in escrow to meet our debt service obligations on the First Notes and the Second Notes. There is no certainty that we will be able to generate sufficient cash flow from operating activities to pay interest and principal on the High Yield Notes, the Convertible Notes or any other outstanding debt. Our ability to improve our operating performance and financial results will depend not only on our ability to successfully implement our business plan, but also upon economic, financial, competitive, regulatory and other factors beyond our control, including fluctuations in exchange rates and general economic conditions in the Benelux, Germany, and the rest of Europe. If we are unable to meet the repayment obligations, we may have to refinance our indebtedness, including the High Yield Notes and the Convertible Notes, sell our assets or obtain new financing. We cannot assure you that any such refinancing would be possible or that any such sales of assets or additional financing could be achieved. If we cannot refinance or otherwise satisfy our debt obligations, we will be in default under such obligations, which could in turn result in the High Yield Notes, the Convertible Notes and other indebtedness becoming immediately due and payable. Any default under the High Yield Notes or the Convertible Notes would have a material adverse effect on our shareholders' equity.

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

     -  the availability of capital, and

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

IF WE FAIL TO MANAGE OUR RAPID GROWTH, OUR BUSINESS WILL BE ADVERSELY AFFECTED

     Our growth strategy has placed and will continue to place a significant strain on our management resources. In particular, our acquisitions and their integration, including our acquisitions of VEW Telnet, Svianed, SpeedPort, VuurWerk and ITinera and our pending acquisition of KomTel, will require a significant amount of management time and resources. Our ability to manage this growth will require us to substantially enhance our management, financial and information systems and effectively develop and train our rapidly increasing number of employees. Our billing system was identified by our auditors in 1998 as a potential weakness in our system of internal controls and has since been replaced by a system designed by Saville Systems. Consequently we have, among other things, revised our collection of financial data and call billing procedures. In addition, we have introduced a customer care system designed by Clarify. We have experienced delays in implementing the Saville system and full implementation of such system will take longer than originally anticipated. As a result of these delays, we have been forced to rely on upgrades of our current system. These upgrades have not always been successful, and in 1999 and early 2000 we had difficulties in invoicing customers promptly. These difficulties included problems with invoicing customers as a result of a year 2000 specific problem. Although we believe we have corrected the problem, we cannot assure you that these problems will not recur, and any such recurrance could have a material adverse effect on customer relations and results of operations. In addition, we will need to transfer the data collection, billing and customer care functions of our recently acquired businesses onto our systems which may cause delays in our collection and billing procedures and cause additional implementation costs.

     As a result of our rapid growth, we have experienced problems with our systems and controls. Although we believe that we have satisfactorily addressed these problems, we cannot assure you that these problems or potential weaknesses identified by ourselves or our auditors will not occur. Any such problems would have a material adverse effect on our business, financial condition or results of operations. Managing our growth will become even more challenging as we expand our target markets and increase our product and service offerings. Our inability to achieve or effectively manage this growth could materially and adversely affect our business.

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

WE MAY HAVE DIFFICULTY INTEGRATING OUR ACQUIRED BUSINESSES

     We have brought senior managers of many of our acquired businesses into our management team and are relying on these individuals to assist us in integrating these acquired businesses with our existing operations. There can be no guarantee that we will be able to attract and retain managers from any newly acquired businesses or be successful in integrating any new managers and businesses from our recent acquisitions. In connection with the acquisition of VEW Telnet and KomTel, we may suffer unexpected delays and costs in the integration of

VEW Telnet and KomTel due to our lack of prior operating experience in Germany. In addition, we will need to devote certain of our senior managers to running the VEW Telnet and KomTel businesses acquired and integrating it into our operations. Accordingly, these managers will not be able to focus on managing our existing operations.

     We expect to realize operating synergies as a result of our recent acquisitions. However, there is no assurance that we will be able achieve such benefits or that the expected benefits will be realized within the time frame we contemplate.

EXPANSION OF OUR DSL BUSINESS WILL REQUIRE US TO MAKE SIGNIFICANT CAPITAL INVESTMENTS AND MAY POSE SIGNIFICANT TECHNICAL AND OPERATIONAL CHALLENGES

     The expansion of our DSL business will require significant capital investment. Because our DSL business is relatively new, we have limited operating and financial data upon which to evaluate this business. Our DSL business is in a developmental stage and is operating in a new and rapidly evolving market. Some of the risks we face in establishing a successful DSL business include:

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

     - our ability to identify, access and initiate service in our target regions,

     - our ability to succeed in securing the unbundled lines or telephone wires that connect each DSL end-user to our equipment located in the central offices of the PTTs,

     - PTTs have in the past imposed significant obstacles on our ability to efficiently install our services, and we expect that they will continue to do so, particularly as our DSL services will be a source of significant competition for their lucrative business of providing leased fiber optic lines. In particular, these PTTs must cooperate with us for
        (a) the provision and maintenance of transmission facilities, and (b) the use of their technology and capabilities to meet certain telecommunication needs of our customers and to maintain our service standards and

     - certain tests indicate that some types of DSL technology may cause interference with and be interfered with by other signals present in PTTs' copper plant, usually with lines in close proximity. Such interference concerns have been, and we expect may in the future continue to be, used by the PTTs as a reason to delay the development of our services.

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

THE MARKET FOR INTERNET ADVERTISING IS UNCERTAIN AND OUR ADVERTISING REVENUE MAY DECREASE

     We expect to derive a substantial amount of revenue from Internet advertising. However, the demand and market acceptance for Internet advertising is uncertain. There are currently no standards for the measurement of the effectiveness of Internet advertising. If such standards do not develop, existing advertisers may not continue their levels of Internet advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. VersaTel Internet's business would be adversely affected if the market for Internet advertising fails to develop or develops more slowly than expected.

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

INTERNET SECURITY CONCERNS COULD HINDER E-COMMERCE

     The need to transmit confidential information securely over the Internet has been a significant barrier to electronic commerce and communications over the Internet. VersaNet's business may be affected by problems caused by computer viruses, security breaches and other inappropriate uses of our network, such as e-mail "spamming", or junk e-mail. Any well-publicized compromise of security could deter people from using the Internet or using it to conduct transactions that involve transmitting confidential information. VersaTel Internet may incur significant costs to protect itself against the threat of security breaches or to alleviate problems caused by such breaches. In addition, alleviating these problems may cause interruptions, delays or cessation in service to our users, which could cause them to stop using our service or assert claims against VersaTel Internet or cause us to lose revenues for the time our site is not operational.

ONE CUSTOMER REPRESENTS A SIGNIFICANT PORTION OF OUR REVENUES

     As a result of our acquisition of Svianed in June 1999, in excess of 17% of our revenues for the year ended December 31, 1999, on a combined pro forma basis with Svianed and VEW Telnet, would have come from the Gak group of companies. The Gak group is under contract to use our data services until May 2001. We cannot assure you that we will be able to retain the Gak group as a customer after May 2001 or that our revenues from the Gak group would not thereafter be significantly curtailed. We cannot assure you that any such lost revenues could be replaced. A loss of the revenues derived from the Gak group, without significant replacement revenue from other sources could have a material adverse effect on our business.

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

WE HAVE ANTI-TAKEOVER PROVISIONS THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL, EVEN IF IT WOULD BENEFIT SHAREHOLDERS

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

NETHERLANDS CORPORATE LAW MAY REMOVE OUR SHAREHOLDERS' RIGHTS TO ELECT OUR SUPERVISORY BOARD

     Under Netherlands corporate law, we will be required to modify our corporate governance if after three consecutive financial years we fail to satisfy the requirements under Dutch corporate law for large companies (the "Large Company Rules"). The Large Company Rules shift authority from the shareholders to the supervisory board and grant employees a degree of codetermination of our affairs.

     We will be subject to the Large Company Rules if we or one of our subsidiaries institutes a work council. Under Netherlands law, we are required to facilitate a works council, but no works council existed as of December 31, 1999. We will be exempt from the Large Company Rules, however, if, among other things, the majority of our employees and those of our subsidiaries are employed outside The Netherlands. As of the date of this Offering Memorandum, approximately 60% of our employees were employed in The Netherlands.

     Under the Large Company Rules, members of our supervisory board would no longer be elected by the shareholders, but would be appointed by the supervisory board itself. The general meeting of shareholders and employees, through a works council, each would have the right to:

(i)  make nonbinding recommendations for members of the supervisory board and

(ii) object to a proposed appointment of a member of the supervisory board, but such appointment would still take place if the objection were declared unfounded by the Enterprise Chamber of the Amsterdam Court of Appeal. The general meeting of shareholders and the works council also must be informed by the supervisory board of the names of the persons to be appointed to the supervisory board before such appointments become final. In addition, under the Large Company Rules the supervisory board appoints, and can suspend and dismiss, members of the management board. Members of the management board, however, cannot be dismissed by the supervisory board until the general meeting of shareholders has been consulted.

     Accordingly, if we become subject to the Large Company Rules, our shareholders will lose the ability to elect and remove our supervisory board.

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

     The amount of the OID attributable to each accrual period will be the difference between (1) the product of the "adjusted issue price" of the Second Note at the beginning of such accrual period and the "yield to maturity" of the Second Note (stated in a manner appropriately taking into account the length of the accrual period), and (2) qualified stated interest allocable to the accrual period. The "yield to maturity" is the discount rate that, when used in computing the present value or all payments to be made under the Second Note, produces an amount equal to the issue price of the Second Note (specified in the Offering Memorandum for the Second Notes). The adjusted issue price of a Second Note at the beginning of an accrual period is equal to the issue price of the Second Note, increased by any OID accrued during prior accrual periods and decreased by any cash payment (other than qualified stated interest) received with respect to the Second Note on or before the first day of the accrual period. Accordingly, a U.S. Holder of a Second Note will be required to include OID thereon in gross income for U.S. federal income tax purposes in advance of the receipt of cash in respect of such income. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of OID allocable to the final accrual period at maturity of the Second Note is the difference between (x) the amount payable at the maturity of the Second Note (other than qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

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

POTENTIAL APPLICATION OF RULES ON LARGE COMPANIES

     Under Netherlands law, we would be required to modify our system of corporate governance after the end of the third consecutive financial year following the year in which we continuously satisfy the requirements under Dutch corporate law for large companies ("Structuurvennootschappen") as set out in Sections 152 through 164 of Book 2 of the Dutch Civil Code (the "Large Company Rules"). The Large Company Rules shift authority from the shareholders to the supervisory board and grant employees a degree of codetermination of our affairs.

     Under the Large Company Rules, members of our supervisory board would no longer be elected by the shareholders at the general meeting of shareholders, but would be appointed by the supervisory board itself. The general meeting of shareholders and employees, through a works council, each would have the right to:

(i)  make nonbinding recommendations for members of the supervisory board and

(ii) object to a proposed appointment of a member of the supervisory board, but such appointment would still take place if the objection were declared unfounded by the Enterprise Chamber of the Amsterdam Court of Appeal. The general meeting of shareholders and the works council also must be informed by the supervisory board of the names of the persons to be appointed to the supervisory board before such appointments become final. In addition, under the Large Company Rules the supervisory board appoints, and can suspend and dismiss, members of the management board. Members of the management board, however, cannot be dismissed by the supervisory board until the general meeting of shareholders has been consulted. Currently, the general meeting of shareholders appoints the members of our management board. The supervisory board also would adopt the annual accounts of the Company under the Large Company Rules, but the general meeting of shareholders must approve such adoption. Furthermore, certain corporate actions, including the issuance of debt or equity, the making of certain investments, termination of a large number of employees and far-reaching changes in the working conditions of a large number of employees, require supervisory board approval under the Large Company Rules.

     We would be subject to the Large Company Rules and be required to revise our system of corporate governance if we or one of our subsidiaries institutes a work council under the Netherlands Works Council Act. Under Netherlands law, we are required to facilitate a works council, but no works council existed as of December 31, 1999. We would be exempt from the Large Company Rules, however, if, among other things, the majority of our employees and those of our subsidiaries are employed outside The Netherlands. As of the date of this Offering Memorandum, approximately 60% of our employees were employed in The Netherlands.

     A works council is a representative body of the employees of a Dutch company elected by the employees. The management board of any company with a works council must seek the non-binding advice of the works council before taking certain decisions such as those related to a major restructuring or a change of control. Other decisions directly governing employment, such as those affecting employee compensation systems, or pension or profit sharing plans, may only be taken with the works council's approval. A works council may recommend a candidate for the supervisory board and may also object to the appointment of a proposed candidate to the supervisory board.

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

                                          VERSATEL TELECOM INTERNATIONAL N.V.

                                          By: /s/ R. GARY MESCH
                                            ------------------------------------
                                            Name: R. Gary Mesch
                                            Title: Managing Director

                                          By: /s/ RAJ RAITHATHA
                                            ------------------------------------
                                            Name: Raj Raithatha
                                            Title: Chief Financial Officer

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

BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft

Dusseldorf, Germany
February 11, 2000

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
                                                              =========    =======

                      VERSATEL TELECOM INTERNATIONAL N.V.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(AMOUNTS IN THOUSANDS OF DUTCH GUILDERS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                             1999          1998         1997
                                                          ----------    ----------    ---------
                                                             NLG           NLG           NLG
OPERATING REVENUES......................................     129,000        39,561       18,896
OPERATING EXPENSES:
  Cost of revenues, excluding depreciation and
     amortization.......................................     100,615        31,821       17,405
  Selling, general and administrative...................     182,483        47,733       17,527
  Depreciation and amortization.........................      58,206         6,473        3,237
                                                          ----------    ----------    ---------
     Total operating expenses...........................     341,304        86,027       38,169
                                                          ----------    ----------    ---------
     Operating loss.....................................    (212,304)      (46,466)     (19,273)
                                                          ----------    ----------    ---------
OTHER INCOME (EXPENSES):
  Foreign currency exchange gains (losses), net.........     (96,267)        5,146          (53)
  Interest income.......................................      28,342        11,857           21
  Interest expense -- third parties.....................    (157,285)      (37,522)         (41)
  Interest expense -- related parties...................          --          (145)        (514)
                                                          ----------    ----------    ---------
     Total other expenses, net..........................    (225,210)      (20,664)        (587)
                                                          ----------    ----------    ---------
     Loss before income taxes...........................    (437,514)      (67,130)     (19,860)
BENEFIT FROM/(PROVISION FOR) INCOME TAXES...............         962            (7)          --
                                                          ----------    ----------    ---------
     Loss before minority interest......................    (436,552)      (67,137)     (19,860)
MINORITY INTEREST.......................................         372            --           --
                                                          ----------    ----------    ---------
       Net loss.........................................    (436,180)      (67,137)     (19,860)
                                                          ==========    ==========    =========
NET LOSS PER SHARE (Basic and Diluted)..................       (8.56)        (2.06)       (1.10)
Weighted average number of shares outstanding...........  50,928,989    32,622,194    18,084,188

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

                                                                      APPENDIX A

                                    GLOSSARY

     ACCESS COSTS -- The costs paid by long distance carriers to the local telephone companies for accessing the local networks of the local telephone companies to originate and terminate long distance calls.

     ADM (ADD-DROP MULTIPLEXER) -- A multiplexer which controls cross connect between individual circuits by software, permitting dynamic cross connect of individual 64 kbps circuits within an El line.

     ADSL (ASYMETRICAL DIGITAL SUBSCRIBER LINE) -- A member of the digital subscriber line family of copper loop enhancing technologies (see "DSL"), ADSL is asymmetric, meaning than it provides faster transmission rates downstream than upstream.

     ATM (ASYNCHRONOUS TRANSFER MODE) -- An international standard for high-speed broadband packet-switched networks, operating at digital transmission speeds above 1.544 Mbps.

     BANDWIDTH -- The range of frequencies that can be passed through a medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium. For fiber optic transmission, electronic transmitting devices determine the bandwidth, not the fibers themselves. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

     BITS -- The smallest unit of digital information utilized by electronic information processing, storage or transmission systems.

     BPS (BITS PER SECOND) -- The basic measuring unit of speed in a digital transmission system; the number of bits that a transmission facility can convey between a sending location and a receiving location in one second.

     CARRIER -- A company authorized by a regulatory agency to provide communications services.

     CARRIER PRE-SELECTION -- The ability of end users to select the long distance or international operator of their choice prior to the time their calls are first made.

     CARRIER SELECTION -- The ability of end users to select on a call-by-call basis the long distance or international operator of their choice.

     CIRCUIT SWITCHING -- A switching technique that establishes a dedicated transmission path between originating and terminating points and holds that path open for the duration of a call.

     CO-LOCATION -- When an end-user or competing local telecommunications service provider locates telephone network equipment at the building that houses switches belonging to another telephone carrier, the user or competing provider is said to be "co-located" with the other telephone carrier. The advantage for the co-locating party is that it can make a direct connection to local and long distance facilities and substantially reduce access costs.

     CLOSED USER GROUP -- A group of customers with some affiliation with one another and which are treated for regulatory purposes as not being the public.

     CONNECTIVITY -- The property of a network that allows dissimilar devices to communicate with each other.

     DARK FIBER -- Any installed fiber optic cable lacking a light transmission or signal, as opposed to in-service or "lit" fiber.

     DIAL AROUND -- Use of carrier access numbers and/or carrier identification codes to place a call through a carrier other than the one presubscribed to the originating phone.

     DSL (DIGITAL SUBSCRIBER LINE) -- A family of technologies that provides high-bandwidth transmission over standard twisted copper wires (regular telephone lines).

     DWDM (DENSE WAVELENGTH DIVISION MULTIPLEXING) -- A multiplexing technique allowing multiple different signals to be carried simultaneously, with transmission capacity as high as 160 Gbps, on a fiber by allocating resources according to frequency on non-overlapping frequency bands.

     E1 -- The European counterpart to the North American T-1 transmission speed. The T-1 is a type of digital carrier transmitting voice or data at 1.544 Mbps. A T-1 carrier can handle up to 24 multiplexed 64 Kbps digital voice/data channels. A T-1 carrier system can use metallic cable, microwave radio or optical fiber as a transmission media.

     E3 -- The European counterpart to the North American T-3 transmission speed. The T-3 is a type of digital carrier transmitting voice or data at 34 Mbps (see also "E1").

     FACILITIES -- Transmission lines, switches and other physical components used to provide telephone service.

     FACILITIES-BASED -- When a carrier owns or leases a network and facilities to run that network, services offered on it are said to be facilities-based.

     FACILITIES-BASED CARRIER -- A company that owns or leases its international network facilities including undersea fiber optic cables and switching facilities rather than reselling time provided by another facilities-based carrier.

     FIBER -- A filament, usually of glass, through which light beams carrying voice, data or video transmissions are guided.

     FIBER OPTIC -- Technology based on thin filaments of glass or other transparent materials used as the medium for transmitting coded light pulses that represent data, image and sound. Fiber optic technology offers extremely high transmission speeds. It is the medium of choice for the telecommunications industry. Fiber is immune to electrical interferences and environmental factors that affect copper wiring and satellite transmission. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. A strand of fiber optic cable is as thick as a human hair yet has more bandwidth capacity than a copper wire the width of a telephone pole.

     FIBER OPTIC RING NETWORK -- Where a network is configured in bi-directional circular fashion. If a portion of the ring malfunctions, the signal can be re-routed back the way it came, around the circle, to complete the connection.

     FRAME RELAY -- A method of achieving high-speed, packet-switched data transmissions within digital networks at transmission speeds between 56 Kbps and
1.544 Mbps.

     GBPS (GIGA BITS PER SECOND) -- A measurement of speed for digital signal transmission expressed in billions of bits per second.

     INTERCONNECT -- Connection of a telecommunications device or service to the PSTN.

     INTRANET -- A corporate communications system that uses the global Internet protocol for employee-to-employee communications and information transactions. An intranet allows employees of a company to access company and customer information not available to the public, receive company or customer information and communicate with other employees.

     IP (INTERNET PROTOCOL) -- The standard that defines the information unit being passed among the host computers and packet-switched networks that make up the Internet. The Internet protocol provides the basis for packet delivery on the Internet.

     IPX -- Novell NetWare connection protocol.

     ISDN (INTEGRATED SERVICES DIGITAL NETWORK) -- Switched network providing end-to-end digital connectivity for simultaneous transmission of voice and/or data over multiple multiplexed communications channels and employing transmission and out-of-band signaling protocols that conform to internationally defined standards.

     KBPS (THOUSANDS OF BITS PER SECOND) -- A measurement of speed for digital signal transmission expressed in thousands of bits per second.

     LAN (LOCAL AREA NETWORK) -- A private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

     LOCAL LOOP -- That portion of the local telephone network that connects the customer's premises to the local exchange provider's central office or switching center. This includes all the facilities starting from the customer premises interface which connects to the inside wiring and equipment at the customer premises to a terminating point within the switching wire center.

     MBPS (MILLIONS OF BITS PER SECOND) -- A measurement of speed for digital signal transmission expressed in millions of bits per second.

     MDF (MAIN DISTRIBUTION FRAME) -- patch panel for connecting customer equipment.

     MULTIPLEXING -- An electronic or optical process that combines a large number of lower-speed transmission lines into one high-speed line by splitting the total available bandwidth of the high-speed line into narrower bands, or by allotting a common channel to several different transmitting devices, one at in sequence. Multiplexing devices are widely used in networks to improve efficiency by concentrating traffic.

     NACD (NETWORK AUTOMATIC CALL DISTRIBUTION) -- provides call queuing and distribution functions.

     NUMBER PORTABILITY -- The ability of end users to keep their number when changing operators.

     OPERATING SUPPORT SYSTEMS -- A general term encompassing the electronic and manual systems used to fill orders for retail and wholesale telephone services.

     PBX (PRIVATE BRANCH EXCHANGE) -- A switching system within an office building that allows calls from outside to be routed directly to the individual instead of through a central number. A PBX also allows for calling within an office by way of four-digit extensions.

     PLATFORM -- A group of unbundled network elements assembled and sold together as a package.

     POP (POINTS OF PRESENCE) -- A location containing switches or other networking equipment through which users connect to a network.

     PROTOCOL -- A formal set of rules and conventions governing the formatting and relative timing of message exchange between 2 communicating points in a computer system or data communications network.

     PSTN (PUBLIC SWITCHED TELEPHONE NETWORK) -- A telephone network which is accessible by the public through private lines, wireless systems and pay phones.

     PTT (POSTAL, TELEPHONE AND TELEGRAPH COMPANY) -- The dominant carrier or carriers in each Member State of the EU, until recently, often, but not always, government-owned or protected.

     REDUNDANCY -- Incorporation of duplicate components into a system so that a duplicate component immediately takes over if the primary components fails.

     REMOTE ACCESS -- A PBX feature that allows a user at an outside location to access certain PBX features, such as call answering and advance calling, by telephone. The user dials a direct distance dialing number to connect to the PBX and then dials authorization and instruction codes to get the PBX services.

     RESELLER -- A carrier that does not operate its own transmission facilities (although it may own its own switches or other equipment), but obtains communications services from another carrier for resale to the public for profit.

     ROUTER -- A device for interconnecting local area networks that have dissimilar operating protocols but which share a common network interconnection protocol.

     ROUTING -- Process of selecting the correct circuit path for a message.

     SDH (SYNCHRONOUS DIGITAL HIERARCHY) -- SDH is a set of standards for optical communications transmission systems that define optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SDH facilitates the interoperability of dissimilar vendors' equipment and benefits customers by minimizing the equipment necessary for telecommunications applications. SDH also improves the reliability of the local loop connecting customers' premises to the local exchange provider, historically one of the weakest links in the service delivery.

     SONET (SYNCHRONOUS OPTICAL NETWORK STANDARD) -- An ultra-high-speed, fiber optic transmission standard for large-scale, fiber-based digital transmission networks that use equipment from many different manufacturers. It is the first telecom industry agreement on standardized interfaces between fiber optic transmission systems and is well on the way to becoming an international standard.

     STM-1 (SYNCHRONOUS TRANSPORT MODULE) -- SDH notation for data transport, used for transport and connection providing capacity of 155 Mbps.

     SWITCH -- A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

     T1 OR T3 -- see "E1" or "E3."

     TELEPHONY -- A generic term describing voice telecommunications.

     TRAFFIC -- A generic term that includes any and all calls, messages and data sent and received by means of telecommunications.

     WAN (WIDE AREA NETWORK) -- a large-scale, high speed communications network used primarily for interconnecting local area and metro area networks located in different cities, states or countries.

     XDSL -- a digital subscriber line providing high speed customer connection over copper pairs.

                               INDEX TO EXHIBITS

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