Form 20-F
period 2000-12-31
VERSATEL TELECOM INTERNATIONAL N V
filed 2001-03-30
CIK 1066930

As filed with the Securities and Exchange Commission on March 30, 2001
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F
(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended: December 31, 2000
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from        to

                        Commission file number 333-59979
                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 The Netherlands
                 (Jurisdiction of incorporation or organization)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                                 +31 20 750 1000
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
         None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
         American Depositary Shares, each representing one ordinary share, par value NLG 0.05 per share Ordinary shares, par value NLG 0.05 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
         $225,000,000 13 1/4% Senior U.S. Dollar Notes due 2008
         $150,000,000 13 1/4% Senior U.S. Dollar Notes due 2008
         $180,000,000 11 7/8% Senior U.S. Dollar Notes due 2009
         Euro 120,000,000 11 7/8% Senior Euro Notes due 2009
         Euro 300,000,000 11 1/4% Senior Euro Notes due 2010

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

               Ordinary shares issued and outstanding: 89,661,896

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
                     Yes    X             No
                          -------              ---------
Indicate by check mark which financial statement item the Registrant has elected to follow:

                     Item 17                 Item 18     X
                             ---------               --------
================================================================================

                                TABLE OF CONTENTS

                                                                           Page
INTRODUCTION AND PRESENTATION OF INFORMATION..................................1
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............3
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE............................3
ITEM 3.    KEY INFORMATION....................................................3
           3.A      Selected Financial Data...................................3
           3.B      Capitalization and Indebtedness...........................6
           3.C      Reasons for the offer and use of proceeds.................6
           3.D      Risk factors..............................................7
ITEM 4.    INFORMATION ON THE COMPANY........................................22
           4.A      HISTORY AND DEVELOPMENT OF THE COMPANY...................22
           4.B      BUSINESS OVERVIEW........................................22
           4.C      ORGANIZATIONAL STRUCTURE.................................43
           4.D      PROPERTY, PLANTS AND EQUIPMENT...........................43
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................45
           5.A      OPERATING RESULTS........................................45
           5.B      LIQUIDITY AND CAPITAL RESOURCES..........................54
           5.C      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES...........55
           5.D      TREND INFORMATION........................................55
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................57
           6.A      DIRECTORS AND SENIOR MANAGEMENT..........................57
           6.B      COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS.........60
           6.C      BOARD PRACTICES..........................................60
           6.D      EMPLOYEES................................................63
           6.E      SHARE OWNERSHIP..........................................64
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................67
           7.A      MAJOR SHAREHOLDERS.......................................67
           7.B      RELATED PARTY TRANSACTIONS...............................67
           7.C      INTERESTS OF EXPERTS AND COUNSEL.........................67
ITEM 8.    FINANCIAL INFORMATION.............................................67
           8.A      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL
                    INFORMATION..............................................67
           8.B      SIGNIFICANT CHANGES......................................68
ITEM 9.    THE OFFER AND LISTING.............................................68
           9.A      LISTING DETAILS..........................................68
           9.B      PLAN OF DISTRIBUTION.....................................70
           9.C      MARKETS..................................................70
           9.D      SELLING SHAREHOLDERS.....................................70
           9.E      DILUTION.................................................70
           9.F      EXPENSES OF THE ISSUE....................................71
ITEM 10.   ADDITIONAL INFORMATION............................................71
           10.A     SHARE CAPITAL............................................71
           10.B     ARTICLES OF ASSOCIATION..................................71
           10.C     MATERIAL CONTRACTS.......................................77
           10.D     EXCHANGE CONTROLS........................................83
           10.E     TAXATION.................................................83
           10.F     DIVIDENDS AND PAYING AGENTS..............................99
           10.G     STATEMENT BY EXPERTS.....................................99

           10.H     DOCUMENTS ON DISPLAY.....................................99
           10.I     SUBSIDIARY INFORMATION...................................99
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
           MARKET RISK......................................................100
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY
           SECURITIES.......................................................101
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................102
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
           HOLDERS AND USE OF PROCEEDS......................................102
ITEM 15.   [RESERVED].......................................................102
ITEM 16.   [RESERVED].......................................................102
ITEM 17.   FINANCIAL STATEMENTS.............................................102
ITEM 18.   FINANCIAL STATEMENTS.............................................102
ITEM 19.   EXHIBITS.........................................................102

                  INTRODUCTION AND PRESENTATION OF INFORMATION

         Versatel Telecom International N.V. is a company with limited liability (naamloze vennootschap) organized under the laws of The Netherlands. Its principal executive offices are located at Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands and its telephone number is +31 20 750 1000. Unless the context otherwise requires in this Annual Report on Form 20-F (the "Annual Report"), the terms the "Company," "Versatel," "our company", "we" and "us" refer to Versatel Telecom International N.V. and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company.

         As of January 1, 2000, we publish our financial statements in euro. Prior to this date we published our financial statements in Dutch guilders. We have restated the financial statements and other financial data presented herein for the periods prior to January 1, 2000 in euro using the fixed conversion rate of NLG 2.20371 per Euro 1.00 established with the implementation of the third stage of Monetary Union. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

         In this document, references to "euro" or "Euro " are to the currency introduced at the start of the third stage of Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on European Union, references to "Dutch guilders" or "NLG" are to the currency of The Netherlands, and references to "U.S. dollars" or "$" are to United States dollars. Solely for the convenience of the reader, this document contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translation of euro into U.S. dollars has been made at $0.9388 per Euro 1.00, the noon buying rate on December 31, 2000. The noon buying rate is the rate announced by the Federal Reserve Bank of New York for customs purposes as the rate in the City of New York for cable transfers in foreign currencies.

                                   -----------


                           FORWARD-LOOKING STATEMENTS

         This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and
Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to our business. Such forward-looking statements can often be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "should", "would be", "seek" or "anticipate" or similar expressions or comparable terminology, or by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

          o Our anticipated expansion plans for our network and growth strategies,

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

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

3.A      SELECTED FINANCIAL DATA

         The following selected financial data of Versatel as of and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 have been derived from our historical financial statements and have been prepared in accordance with U.S. GAAP. Our consolidated balance sheets as of December 31, 2000 and 1999 and the consolidated statements of operations, shareholders' equity and cash flows for the years ending December 31, 2000, 1999 and 1998 are included elsewhere herein. The selected financial data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our historical financial statements and the related notes thereto included elsewhere herein. The selected financial data set forth below as of and for the years ended December 31, 1999, 1998, 1997 and 1996 have been derived from financial statements which were originally prepared in Dutch guilders. We have restated such selected financial data in euro using the fixed conversion rate of NLG 2.20371 per Euro 1.00 established in connection with the implementation of the third stage of Monetary Union.

                                                                      Year Ended December 31,
                                            ----------------------------------------------------------------------------
                                             1996          1997         1998          1999          2000         2000
                                            ------        ------       -------      --------      --------      --------
                                             Euro          Euro         Euro          Euro          Euro         $(1)
                                                              (in thousands, except per share amounts)

Operating revenue ...................        2,917         8,574        17,952        58,537       181,469       170,363
Operating expenses:
  Cost of revenue, excluding
  depreciation and amortization .....        2,248         7,898        14,439        45,657       133,565       125,391
  Selling, general and administrative        2,489         7,953        21,660        82,807       213,394       200,334
  Depreciation and amortization .....          205         1,469         2,937        26,412        91,518        85,917
                                            ------        ------       -------      --------      --------      --------
    Total operating expenses ........        4,942        17,320        39,036       154,876       438,477       411,642

Operating loss ......................       (2,025)       (8,746)      (21,084)      (96,339)     (257,008)     (241,279)

Interest expense, net ...............          122           242        11,712        58,512       111,132       104,330
Results from investing activities ...         --            --            --            --           3,131         2,940
Other ...............................         --            --            --            --          18,214        17,099
Foreign currency exchange (losses)
gains, net ..........................         --             (24)        2,335       (43,684)      (32,695)      (30,694)
                                            ------        ------       -------      --------      --------      --------
Loss before income taxes and
minority Interest ...................       (2,147)       (9,012)      (30,461)     (198,535)     (422,180)     (396,342)
                                            ------        ------       -------      --------      --------      --------
Credit from (provision for) income
taxes ...............................         --            --              (3)          437            41            38
                                            ------        ------       -------      --------      --------      --------
  Loss before minority interest .....       (2,147)       (9,012)      (30,464)      198,098      (422,139)     (396,304)
  Minority interest .................         --            --            --             168           792           744
                                            ------        ------       -------      --------      --------      --------
  Net loss ..........................       (2,147)       (9,012)      (30,464)     (197,930)     (421,347)     (395,560)
                                            ======        ======       =======      ========      ========      ========
Net loss per share basic ............        (0.21)        (0.50)        (0.93)        (3.89)        (4.92)        (4.62)
Weighted average number of shares
outstanding (2) .....................       10,008        18,084        32,622        50,929        85,661        85,661

Financial Data:

Adjusted EBITDA (3) .................       (1,820)       (7,277)      (18,147)      (69,927)     (165,490)     (155,362)
Capital expenditures ................        1,165         6,587        35,057       173,804       466,884       438,310
Dividends per share .................         --            --            --            --            --            --

Balance Sheet Data as of December 31:
Cash and restricted cash ............        2,016           678       264,813     1,050,831     1,203,876     1,130,198
Working capital (excluding cash and
restricted cash) ....................       (1,227)      (11,242)      (21,260)     (103,419)     (216,157)     (202,928)
Capitalized finance cost, net .......         --            --          13,613        17,025        19,499        18,306
Property, plant and equipment, net ..        1,062         6,180        17,520       232,694       591,391       555,198
Construction in progress ............         --            --          20,882        81,803       175,766       165,009
Goodwill, net .......................         --            --           2,067       196,973       245,663       230,628
Total assets ........................        3,703         8,772       328,263     1,663,120     2,417,640     2,269,680
Total long-term obligations
(including current portion) .........        1,899         3,854       312,562     1,008,678     1,712,993     1,608,158
Total shareholders' equity (deficit)            66        (8,266)      (15,462)      507,669       341,318       320,429

                                                                      Year Ended December 31,
                                            ----------------------------------------------------------------------------
                                             1996          1997         1998          1999          2000         2000
                                            ------        ------       -------      --------      --------      --------
                                             Euro          Euro         Euro          Euro          Euro         $(1)
                                                              (in thousands, except per share amounts)

Cash Flow data:
Net cash provided by/ (used in)
operating activities.....................      (780)       2,616        (16,932)       (70,093)    (191,039)     (179,347)
Net cash used in investing activities....    (1,165)      (6,587)       (50,839)      (472,531)    (560,405)     (526,108)
Net cash provided by financing
activities...............................     3,889        2,635         235,969      1,358,591     944,529       886,724

-----------------------
(1) Solely for the convenience of the reader, euro amounts have been translated into U.S. dollars at the noon buying rate on December 31, 2000 of $0.9388 per Euro 1.00.
(2)  As adjusted to give effect to a 2-to-1 stock split on April 13, 1999.
(3) Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization and foreign exchange gain (loss). Adjusted EBITDA is included because management believes it is a useful indicator of a company's ability to incur and service debt. Adjusted EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Funds depicted by this measure may not be available for management's discretionary use (due to covenant restrictions, debt service payments, the expansion of our network, and other commitments). Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA contained herein may not be comparable to other similarly entitled measures of other companies.

Exchange Rates

        As of January 1, 2000, we publish our financial statements in euro. Prior to this date we published our financial statements in Dutch guilders. We have restated the financial statements and other financial data presented herein for the periods prior to January 1, 2000 in euro using the fixed conversion rate of NLG 2.20371 per Euro 1.00.

U.S. Dollars to Euro

        The table below sets forth, for the periods and dates indicated, certain information concerning the noon buying rates for euro expressed in U.S. dollars per euro. On December 31, 2000, the noon buying rate for U.S. dollars per euro was $0.94 per Euro 1.00. On March 27, 2001, the noon buying rate for U.S. dollars per euro was $0.89 per Euro 1.00.


                                                                              Period
Period                                                        High   Low    Average (1)   Period End
------                                                        ----   ---    -----------   ----------
1999......................................................... 1.18   1.00      1.06          1.01
2000......................................................... 1.03   0.83      0.92          0.94
September 2000............................................... 0.90   0.85        -            -
October 2000................................................. 0.88   0.83        -            -
November 2000................................................ 0.87   0.84        -            -
December 2000................................................ 0.94   0.88        -            -
January 2001................................................. 0.95   0.92        -            -
February 2001................................................ 0.94   0.91        -            -
March 2001 (through March 27)................................ 0.93   0.89        -            -

--------------------
(1) For the years ended December 31, 1999 and 2000, the period average is calculated by using the average of the noon buying rates on the last day of each full month during the period.

        Fluctuations in the exchange rate between the euro and the U.S. dollar in the past are not necessarily indicative of fluctuations that may occur in the future.

Dutch Guilders to U.S. Dollars

        The Netherlands has adopted the euro as of January 1, 1999. The table below sets forth, for the periods and dates indicated, certain information concerning the noon buying rates for Dutch guilders expressed in Dutch guilders per U.S. dollar through December 31, 1998.


                                                                              Period
Period                                                        High   Low    Average (1)   Period End
------                                                        ----   ---    -----------   ----------
1996......................................................... 1.76   1.61       1.69         1.73
1997......................................................... 2.12   1.73       1.95         2.03
1998......................................................... 2.09   1.81       1.98         1.88

--------------------
(1) The average of the noon buying rates on the last day of each full month during the period.

        Netherlands law does not impose restrictions that would affect the remittance of dividend or other payments to nonresident holders of the ordinary shares or any other foreign exchange controls.

3.B     CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

3.C     REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

3.D     RISK FACTORS

        Set forth below are certain of the risks that may affect our business, financial condition and results of operations from time to time.

Our history of substantial net losses may continue indefinitely and make it difficult to fund our operations.

        For the year ended December 31, 2000 we had a loss from operating activities of Euro 257.0 million and negative Adjusted EBITDA of Euro 165.5 million. For the year ended December 31, 1999, we had a loss from operating activities of Euro 96.3 million and negative Adjusted EBITDA of Euro 69.9 million. For the year ended December 31, 1998, we had a loss from operating activities of Euro 21.1 million and negative Adjusted EBITDA of Euro 18.1 million. In addition, we had an accumulated deficit of Euro 661.2 million as of December 31, 2000. We expect to continue to incur significant further operating losses for the future as we incur additional costs in the build out of our network, the expansion of our marketing and sales force and the introduction of new communications services and products. Although we have experienced revenue growth since we commenced operations in 1995, there can be no assurance our revenues will continue to grow. You should also be aware that the prices of voice, data and Internet communications services have fallen significantly in Europe in recent years, and as competition increases, we expect that prices will continue to decline. The cost of providing services has also decreased in recent years and we expect the costs of providing services to continue to decline. As a result, we expect these price reductions to be partially offset by these cost reductions. However, you should be aware that we cannot be certain that we will achieve or, if achieved, be able to maintain operating profits in the future.

Although we have substantial indebtedness, we may still incur more indebtedness.

        We have substantial indebtedness. In May 1998, we issued and sold units consisting of $225,000,000 13 1/4% Senior Notes due 2008 and warrants to purchase 3,000,000 (as adjusted) ordinary shares of Versatel. In December 1998, we issued and sold units consisting of $150,000,000 13 1/4% Senior Notes due 2008 and warrants to purchase 2,000,100 (as adjusted) ordinary shares of Versatel. In July 1999, we issued and sold $180,000,000 11 7/8% Senior Dollar Notes due 2009 and Euro 120,000,000 11 7/8% Senior Euro Notes due 2009. In December 1999, we issued and sold Euro 300,000,000 11 1/4% Senior Euro Notes due 2010 and Euro 300,000,000 4% Senior Convertible Notes due 2004, and in March 2000 we issued and sold Euro 360,000,000 4% Senior Convertible Notes due 2005. As of December 31, 2000, our total long-term obligations (including current portion) were approximately Euro 1,713 million. Subject to limits imposed by our indebtedness, we may continue to incur substantial additional indebtedness because the indentures governing the notes issued in our four high yield offerings as well as the terms of our two convertible note offerings do not limit the amount of indebtedness that we may incur to finance the cost of the development of our network and for certain other purposes. In addition, our failure to comply with the covenants and restrictions contained in the agreements governing any additional borrowings could trigger defaults under such agreements. We anticipate that we will incur additional indebtedness in the future. If we incur additional indebtedness, the related risks that we now face could intensify.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

        The indentures governing our high yield notes contain a number of covenants that impose significant operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries' ability to incur more indebtedness, create liens on assets, enter into business combinations or engage in certain activities with our subsidiaries. These covenants will also likely prohibit us from paying dividends or making other distributions in respect of the ordinary shares for the foreseeable future. A failure to comply with these restrictions would constitute a default under the indentures governing our high yield notes, as well as under our convertible notes, and as a consequence the high yield notes and the convertible notes could become immediately due and payable, which would seriously adversely affect our business and our shareholders' equity.

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

        In order to obtain additional flexibility with respect to our operations generally, we may seek consents from holders of the high yield notes and convertible senior notes to amend certain of our covenants. Such consents would likely involve the payment of fees to such holders. We can provide no assurance, however, that we will successfully obtain such consents on satisfactory terms.

Possible inability to meet our debt service obligations may result in our outstanding indebtedness becoming due and payable.

        Our consolidated net interest expense for the year ended December 31, 2000 was Euro 111.1 million. For the year ended December 31, 2000 we had a negative Adjusted EBITDA of Euro 165.5 million. There is no certainty that we will be able to generate sufficient cash flow from operating activities to pay interest and principal on the high yield notes, the convertible notes or any other outstanding debt. After May 15, 2001, our funds that have been placed in escrow to cover interest payments on the high yield notes issued in 1998 will have been exhausted and, as a result, we will need to increase substantially our net cash flow in order to meet our debt service obligations. In addition, the convertible notes that we issued in December 1999 and March 2000 are convertible into ordinary shares at a share price of Euro 43.40 and Euro 60.76, respectively. However, on March 27, 2001 our share price was Euro 6.39 and a substantial increase in our share price is required for these convertible notes to be converted into ordinary shares. If these convertible notes are not converted into ordinary shares their principal amount will continue to accrete at a rate of 4.5% per year, representing a total yield on these notes of 8.5% per year. Our ability to improve our operating performance and financial results will depend not only on our ability to successfully implement our business plan, but also upon economic, financial, competitive, regulatory and other factors beyond our control, including fluctuations in exchange rates and general economic conditions in the Benelux and Germany. If we are unable to meet our payment obligations, we may have to refinance our indebtedness, including the high yield notes and the convertible notes, sell our assets or obtain new financing. We cannot assure you that any such refinancing would be possible or that any such sales of assets or additional financing could be achieved. If we cannot refinance or otherwise satisfy our debt obligations we will be in default under such obligations, which could in turn result in the high yield notes, the convertible notes and other indebtedness becoming immediately due and payable. Any default under the high yield notes or the convertible notes would have a material adverse effect on our shareholders' equity.

We will need to obtain considerable capital to expand our network, which may not be available on acceptable terms.

        We will require significant amounts of capital to further develop and expand our network, our sales and marketing efforts and our product and service offerings, including our DSL and Internet services. We expect that our existing cash balances, together with other available financing and cash flows from operations, will provide us with sufficient capital to fund planned capital expenditures to expand our local access network, expand our service offering and anticipated losses for the next 24 to 36 months. However, we continually re-evaluate our business objectives and are considering further acquisitions, expansions of our services and acceleration of our current plans and we may need to raise additional capital earlier than anticipated. In the past, we have raised substantially more capital more quickly than we had originally anticipated for similar reasons. A failure to acquire additional capital on acceptable terms may seriously and adversely affect our business. We also have substantial discretion with respect to how we use any capital we raise. Although we believe that additional capital would enable us to accelerate our expansion plans, we cannot assure you that we will utilize any additional proceeds effectively.

We may encounter delays in implementing elements of our business strategy, which could adversely affect our growth.

        Our future success depends upon our ability to expand and operate our telecommunications network and our ability to successfully develop our existing and new products and services. Our success will depend specifically on our ability to obtain and maintain, among other things:

          o    experienced and qualified management and staff,

          o    additional switch, MDF and co-location sites,

          o interconnection with the networks of former monopoly telecommunications services providers in the European Union, commonly known as PTTs, and other carriers,

          o    necessary licenses,

          o    additional transmission facilities, and

          o the necessary easements and rights-of-way from property owners, competitors and various levels of government.

          We are not certain that our current cost estimates are correct or that we will meet our current development schedule relating to construction of the network. We and certain other carriers are currently experiencing difficulties in obtaining a right-of-way necessary to extend our networks, and to connect customers in Brussels. In addition, we have experienced additional delays in the past in the planned construction of the network due to flooding resulting from severe weather conditions. More recently, due to funding difficulties at our Versapoint joint venture, we have experienced delays in the rollout of our DSL services. We have since acquired full ownership of Versapoint and currently control our own DSL operations.

          The successful implementation of our construction and expansion strategy will be subject to a variety of other risks, including:

          o    operating and technical problems,

          o    regulatory uncertainties,

          o delays in the full implementation of the European Commission directives regarding telecommunications liberalization,

          o    competition,

          o    the availability of capital; and

          o the risk of damage to software and hardware resulting from adverse weather conditions, fire, power loss, natural disasters and other causes.

          Any significant increase in costs or any further delay in the construction of our network could have a material adverse effect on our financial condition. Even if we successfully develop our network, we cannot assure you that we will be able to operate it efficiently. The development of our network is based on our projections of the growth in traffic volumes and routing preferences and the most cost-effective means of constructing our network. If our projections prove to be incorrect, it could have a material adverse effect on our business.

If we fail to manage our rapid growth, our business will be adversely affected.

        Our growth strategy has placed and will continue to place a significant strain on our management resources. In particular, our acquisitions and their integration will continue to require a significant amount of management time and resources. Our ability to manage this growth required us to substantially enhance our management, financial and information systems and effectively develop and train our rapidly increasing number of employees. For example, although we replaced our billing system in 1999, we experienced substantial delays in implementing some of the system's upgrades. We also experienced problems as a result of the continuing increase in the volumes of traffic, which resulted in not all such traffic being billed immediately to the customer. Although we have implemented new automation, auditing and manual procedures to ensure and verify that all traffic and fees are billed, we cannot assure you that similar problems will not occur in the future, and any such occurrence could have a material adverse effect on customer relations and results of operations. Our inability to achieve or effectively manage this growth could materially and adversely affect our business.

We may have difficulties in upgrading and protecting our network.

        The success of our network also depends on our continued ability to provide high-quality telecommunication services by upgrading our systems and protecting our network from external damage. As we grow, the timing and implementation of these upgrades will become more important. We cannot guarantee you that the quality and availability of our services will not be disrupted because of our inability to make timely or error-free upgrades to our network. Also, our network may be subject to external damage, in particular from construction work, but also from events such as floods and other accidents that can disrupt service. While we have established design and management techniques to address any disruptions that may occur, any prolonged difficulty in accessing our network may threaten our relationship with our customers and have a material adverse impact on our business. In addition, in connection with our acquisition of VEW Telnet, we entered into a network maintenance agreement with VEW Telnet's former parent VEW Energie and, as a result, we will be dependent on VEW Energie to maintain and protect a portion of our network.

Our margins and capital expenditure may be affected, depending on the transmission mode selected for our customers.

        We have a choice between different technologies to connect customers to our fiber network. These technologies include our own fiber to the customer, leased lines from our competitors, DSL products and wireless products. The operating cost of each of these access methods differs significantly from each other. Our choice between these access methods, to connect customers to our network will have a significant impact on our margins and capital expenditures. Especially the use of leased capacity has a negative impact on our margins. However, we believe that in the long term we will be able to reduce our dependency on leased capacity, which should result in higher margins.

One customer represents a significant portion of our revenues.

        As a result of our acquisition of Svianed in June 1999, 14.7% of our revenues for the year ended December 31, 2000, came from the Gak group of companies. The Gak group is under contract to use our data services until May 2001. We started discussions with the Gak group during November 2000, and we expect that our contracts to provide services to the Gak group will be extended. However, we cannot assure that we will be able to retain the Gak group as a customer after May 2001 or that our revenues from the Gak group would not thereafter be significantly curtailed. We cannot assure you either that any such lost revenues could be replaced. A loss of the revenues derived from the Gak group, without significant replacement revenue from other sources could have a material adverse effect on our business.

Our limited history and experience could place us at a disadvantage to established competitors and may not be a reliable basis for evaluating our prospects.

        We were founded in October 1995 and, as a result, we have limited experience as an operating company and have generated only limited revenues. We entered the Belgian market in the third quarter of 1998 and the German market in December 1999. In both of these markets, we had no prior operating experience and telecommunications services had previously been provided primarily by the national PTTs. Through several acquisitions starting in November 1998 as well as through our launch of Zon in August 1999, we have entered several markets for Internet-based services which represent new and rapidly developing markets for us. Accordingly, you should consider our prospects in light of the risks, expenses and delays inherent in establishing operations in markets with long established competitors and other recent entrants and the risks associated with establishing operations in new technologically advanced industries.

If we do not adapt to the rapid technological changes in the telecommunications industry, we could lose customers or market share.

        The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new products and services, and increased availability of transmission capacity, as well as the increasing utilization of Internet-based technologies for voice and data transmission. Our success will depend substantially on our ability to predict which of the many possible current and future networks products and services will eventually be successful. In particular, as we further expand and develop our network, we will become increasingly exposed to the risks associated with the relative effectiveness of our technology and equipment. The cost of implementation of emerging and future technologies, such as technologies relating to our DSL service technology and Internet Protocol based services, could be significant, and we cannot assure you that we will select appropriate technology and equipment or that we will obtain appropriate new technology on a timely basis or on satisfactory terms. Our failure to anticipate these technological changes may adversely affect our ability to offer competitive products and services and the viability of our operations and could result in us losing customers or market share.

The loss of our key personnel could affect our growth and future success.

        Our success depends in significant part on the continued employment of certain of our key executive officers, including Raj Raithatha, our Chief Executive Officer and managing director. We do not have any "key person" insurance. We will also need to continue to hire additional qualified technical, sales and marketing, and support personnel to successfully implement our expansion plans. Because there is intense competition for qualified personnel in our industry in Europe, the limited availability of qualified individuals could become an issue of increasing concern in the future. The loss of key executive officers or our inability to identify, attract and retain other necessary qualified personnel could adversely affect our business.

We are dependent on our competitors to provide our customers with access to our network.

        We do not own all the telecommunications transmission infrastructure that we presently use to connect our customers to our own network. We use extensively the telecommunications transmission infrastructure of other carriers in the Benelux and Germany and we depend on interconnection agreements with these carriers to connect our customers to our own network. Most of these carriers are our competitors. Our profitability significantly depends on our ability to achieve access, on a timely basis and at attractive rates, to the facilities of our competitors, who may try to limit such access. In Belgium, for example, Belgacom refused to give us access to its local loop on acceptable terms and we have filed a complaint with the competition authorities of the European Commission. The expansion of our DSL business also depends heavily upon access to co-location facilities and existing copper infrastructure controlled by the PTTs. In addition, we have not yet completed the entire migration of Svianed's traffic onto our own network and as a result, Svianed still depends partially on leased lines procured from KPN Telecom.

        Our dependence on third parties to provide our customers with access to our network makes us susceptible to price fluctuations, service disruptions and cancellations that are outside of our control. These service disruptions historically have resulted in the loss of some customers and could result in customer losses in the future. Such disruptions may occur from time to time in the future. Interconnection rates also fluctuate and may be increased as a result of cost increases on the side of the dominant providers.

We encounter strong competition from dominant market participants and new entrants.

        The telecommunications industry is a very competitive market that is subject to both the continued dominance of PTTs and the arrival of new entrants. PTTs have significant competitive advantages over non-PTT market participants, which include:

         o    cost advantages as a result of economies of scale,

         o greater financial resources, market presence and network coverage,

         o    greater brand name recognition, customer loyalty and goodwill,

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

        Our competition in the Benelux and Germany also comes from newer market entrants including MCI WorldCom, Telfort, GTS/Esprit Telecom, COLT Telecom and other more recent Internet-based competitors. Further, we believe that, as a result of the introduction of the euro, there will be a greater transparency in prices in our markets, which may lead to further price competition. Sustained price competition could have a material adverse effect on our business.

Exchange rate fluctuations may adversely affect our business.

        A significant portion of our indebtedness is denominated in U.S. dollars. However, our revenues are generated entirely in countries that have adopted the euro. Therefore, our ability to pay the interest and principal due on our indebtedness will be affected by changes in the exchange rate between the U.S. dollar and the euro. Furthermore, we publish our financial statements in euro while we maintain significant U.S. dollar denominated liabilities, so our reported results of operations may be significantly affected by exchange rate movements.

Any inability to identify future acquisition opportunities and to pursue such opportunities may hinder our growth.

        As part of our business strategy, we may enter into strategic alliances with, or make investments in, companies in business areas that are complementary to our current operations. Any such future strategic alliances, acquisitions or investments would involve risks. Our strategy presents risks inherent in assessing the value, strengths and weaknesses of acquisition and investment opportunities and in integrating and managing newly acquired operations and improving their operating efficiency. In addition, such acquisitions and investments could divert our resources and consume the time of our management. We cannot assure you that any desired strategic alliance, acquisition or investment can be made in a timely manner or on terms and conditions acceptable to us. We cannot assure that we will be successful in identifying attractive acquisition candidates, completing and financing additional acquisitions on favorable terms, or integrating the acquired businesses or assets into our existing operations.

We may encounter delays, operational problems and increased cost if we are unable to acquire key equipment from our major suppliers.

        We are dependent on third party suppliers of hardware and software components. Although we attempt to maintain a number of vendors for each product, a failure by a supplier to deliver quality products to us on a timely basis or our inability to develop alternate sources if and as required could result in delays which could have a material adverse effect on us. Recently, for example, there have been shortages in the market for fiber optic cable.

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

Obstacles associated with the effective implementation of the liberalization in the European telecommunications markets may adversely affect our business.

        The European telecommunications industry is subject to a significant degree of regulation. The national governments of the EU Member States were required to pass legislation to liberalize the telecommunications markets within their countries to implement European Commission directives. Although most of the EU Member States have now implemented the required legislation, they have done so on an inconsistent, and sometimes unclear, basis. Implementation has also been slow in certain EU Member States as a result of such EU Member State's failure to dedicate the resources necessary to have a functioning regulatory body in place. Our operations may also be affected by a less than vigorous enforcement of the legislation by such regulatory body. In Belgium, for example, we have experienced significant delays in the implementation of the Carrier Preselect Service (CPS) from Belgacom.

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

Volatility of Share Prices.

        Recently, stock markets in the United States and Europe have experienced significant price and volume fluctuations and the market prices of securities of telecommunications service providers and technology companies, particularly Internet and telecommunications related companies, have been highly volatile. Investors may lose all or part of their investment. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation in the United States has often been instituted against such a company. The institution of such litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could materially adversely affect our business, results of operations and financial conditions.

Anti-takeover provisions could delay or prevent a change in control.

        Our articles of association provide for the possible issuance of preference shares A, preference shares B and one priority share. Such shares may be issued pursuant to a resolution of the general meeting of shareholders. However, the general meeting of shareholders granted the management board the right to issue preference shares and the priority share, subject to the prior approval of the supervisory board. The issuance of preference shares or the priority share may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market place for our ordinary shares:

         o Preference shares A and preference shares B. Our management board has obtained authority from the general meeting of shareholders to issue preference shares A and B, subject to prior approval of the Supervisory Board, until December 22, 2001. During this period, our management board is expected to grant a call option on preference shares B, which will not exceed 100% of all our other outstanding shares, to an independent foundation, "Stichting Continuiteit Versatel Telecom International", established under Dutch law. In the event of a (threatened) hostile take-over bid, this foundation may exercise its option. The issuance of preference shares B could in such event prevent or hinder a change of control.

         o Priority share. Our management board has obtained authority from the general meeting of shareholders to issue the priority share, subject to prior approval of the Supervisory Board, until December 22, 2001. During this period, our management board is expected to grant a call option on the priority share to an independent foundation, "Stichting Prioriteit Versatel Telecom International", established under Dutch law. In the event of a (threatened) hostile take-over bid, this foundation may exercise its option. The issuance of the priority share could in such event prevent or hinder a change of control.

Netherlands corporate law may remove our shareholders' right to elect our supervisory board.

        Under Netherlands law, we would be required to modify our system of corporate governance after the end of the third consecutive financial year following the year in which we continuously satisfy the requirements under Dutch corporate law for large companies (the "Large Company Rules"). The Large Company Rules shift authority from the shareholders to the supervisory board and grant employees a degree of codetermination of our affairs.

        We would be subject to the Large Company Rules and be required to revise our system of corporate governance, inter alia, three years after we or one of our subsidiaries institutes a work council under the Netherlands Works Council Act. Under Netherlands law, we are required to facilitate a works council, but no works council existed as of December 31, 2000. We would be exempt from the Large Company Rules, however, if, among other things, the majority of our employees and those of our subsidiaries are employed outside The Netherlands. As of the date of this annual report, approximately 51% of our employees were employed in The Netherlands.

        Under the Large Company Rules, members of our supervisory board would no longer be elected by the shareholders at the general meeting of shareholders, but would be appointed by the supervisory board itself. Each of the general meeting of shareholders and the employees, through a works council, would have the right to:

        (i) make non-binding recommendations for members of the supervisory board, and

        (ii) object to proposed appointments of members of the supervisory board, but such appointment would still take place if the objection were declared unfounded by the Enterprise Chamber of the Amsterdam Court of Appeal. The general meeting of shareholders and the works council also must be informed by the supervisory board of the names of the persons to be appointed to the supervisory board before such appointments become final.

        Accordingly, if we became subject to the Large Company Rules, our shareholders will lose the ability to elect and remove our supervisory board. In addition, under the Large Company Rules the supervisory board appoints, and can suspend and dismiss, members of the management board. The supervisory board, however, cannot dismiss members of the management board, until the general meeting of shareholders has been consulted. Currently, the general meeting of shareholders appoints the members of our management board.

Establishment of our DSL business will require us to make significant capital investments and may pose significant technical and operational challenges.

        The expansion of our DSL business will require a significant capital investment. Because our DSL business is relatively new, we have limited operating and financial data upon which to evaluate this business. Our DSL business is in a developmental stage and is operating in a new and rapidly evolving market. Some of the risks we face in establishing a successful DSL business include:

         o the timing and willingness of the PTTs, to provide us with central office space and the prices, terms and conditions on which they make the space available to us. Central office space is an important factor in our DSL strategy because we must secure physical space from these entities for our equipment in order to provide our services in our targeted markets,

         o our ability to identify, access and initiate service in our target regions,

         o our ability to succeed in securing the unbundled lines or telephone wires that connect each DSL end-user to our equipment located in the central offices of the PTTs,

        o PTTs have in the past imposed significant obstacles on our ability to efficiently install our services, and we expect that they will continue to do so, particularly as our DSL services will be a source of significant competition for their lucrative business of providing leased fiber optic lines. In particular, these PTTs must cooperate with us for (a) the provision and maintenance of transmission facilities, and (b) the use of their technology and capabilities to meet certain telecommunication needs of our customers and to maintain our service standards, and

        o certain tests indicate that some types of DSL technology may cause interference with and are interfered with by other signals present in PTTs' copper plant, usually with lines in close proximity. Such interference concerns have been, and we expect may in the future continue to be, used by the PTTs as a reason to delay the development of our services.

        The DSL business is expected to be very competitive. COLT Telecom, for example, has also announced its intention to significantly expand its DSL business efforts throughout Europe.

Our DSL business may not grow as rapidly as anticipated as a result of NorthPoint's divestiture of its stake in Versapoint.

        On March 8, 2000, we entered into a joint venture agreement with NorthPoint Communications to form Versapoint and to start providing DSL services on a wholesale basis throughout western Europe, drawing on Versatel's local expertise and access network and NorthPoint's expertise in providing DSL services. However, on December 29, 2000, we agreed to buy NorthPoint's 50% stake in Versapoint. As a result NorthPoint will no longer provide any funding to Versapoint and we will have to fund the capital expenditure related to the rollout of our DSL services and network alone. In addition, Versapoint will no longer be able to draw on NorthPoint's expertise in providing DSL services. We recently announced a restructuring of Versapoint to integrate it within the Versatel organization. We will focus our efforts on providing DSL services now only in our target market of the Benelux and northwest Germany and no longer seek to offer DSL services on a wholesale basis throughout western Europe.

We must establish and enhance our Zon brand in order to compete effectively in the Internet service market.

        We believe that in order to further develop Zon, we must continue to invest significant marketing and other resources in order to establish, maintain and enhance the Zon brand. Also, we must successfully introduce broadband Internet services, such as DSL to our Zon customers in order to maintain and expand our market position. We have been operating our free Internet service under the Zon name since September 1999 and have applied for trademark registration of the "Zon" name and logo. Sun Microsystems has contested our use of the Zon name and we are currently in discussion with them on this matter. We are not certain that we will reach a satisfactory agreement with Sun Microsystems enabling us to continue to use the Zon name. We are also not certain that our applications will be successful and that the Zon name and logo will not be successfully attacked by third parties alleging prior rights or that the trademark is otherwise valid. In order to attract and retain users and to promote and maintain our brand or future brands we may need to substantially increase our marketing and development expenditures. Our ability to raise financing for these activities, on a stand-alone basis or otherwise, is limited by the terms of our current debt instruments. Our business could be adversely affected if our efforts are unproductive or if we cannot maintain and increase our brand awareness.

The competition for users in the Internet service market is very intense and may result in a decrease in our user base and in our revenue.

        Our Internet division operates in the Internet services market, which is extremely competitive. Our Internet competitors include many large companies that have substantially greater market presence and greater financial, technical, marketing and other resources. Our Internet operations compete for registered and other users, and, consequently, e-commerce and advertising revenue, directly or indirectly, with the following categories of companies:

        o online service providers which charge for Internet access, such as AOL, CompuServe, Planet Internet, Worldonline, World Access, Chello, Sky Net and Online Internet,

        o online service providers which do not charge a monthly Internet access fee such as Freeler, Wanadoo, Wish, Freebel and NOKNOK, and

        o universal and specialized Internet sites containing comprehensive information and services, or portals, consisting primarily of U.S. sites such as Yahoo!, Excite, Lycos, Infoseek and Netscape.

        Competition in the Internet area is heightened because the Internet services market has no substantial barriers to entry, low or no switching costs for registered users and no switching costs for other users. Because Versatel Internet's registered users have a variety of low-cost and no-cost alternatives to our service, they may have more than one Internet account or may switch to another Internet access provider if they are unable to gain access to our service. As a result, usage of Versatel Internet's services by registered users may decrease and/or our customer turnover may increase. This would reduce our connectivity, e-commerce and advertising revenues and may make it more difficult for us to attract and retain advertisers. As a result of this competition, our Internet division's user base, as well as our connectivity, e-commerce and advertising revenue may decrease, which could have a material adverse effect on our operations.

The market for Internet advertising is uncertain and our advertising revenue may decrease.

        Our Internet division expects to derive a substantial amount of revenue from advertising. However, the demand and market acceptance for Internet advertising is uncertain. Recently, many Internet companies have been forced to reduce their spending levels and, as a result, have decreased their own Internet advertising spending. Furthermore, other companies that have thus far relied upon traditional advertising media such as newspapers, magazines, radio and television, may remain reluctant to advertise on the Internet. Versatel Internet's business would be adversely affected if the recent softening of the Internet advertising market continues or if the market for Internet advertising develops more slowly than expected.

Versatel Internet's ability to collect personal data on its registered users may be restricted and may hinder our ability to generate e-commerce or advertising revenue.

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

Versatel Internet may be liable if third parties misappropriate our users' personal information.

        If third parties penetrate our security systems or otherwise misappropriate our users' personal information or credit card information, we could be subject to liability. These liabilities could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for violation of data protection rights. If such claims are not settled, they could result in litigation, which could have an adverse effect on our business.

Internet security concerns could hinder e-commerce.

        The need to transmit confidential information securely over the Internet has been a significant barrier to electronic commerce and communications over the Internet. Any well-publicized compromise of security could deter people from using the Internet or using it to conduct transactions that involve transmitting confidential information. Versatel Internet may incur significant costs to protect itself against the threat of security breaches or to alleviate problems caused by such breaches. Versatel Internet's business may also be affected by problems caused by computer viruses, security breaches and other inappropriate uses of our network, such as e-mail spamming or junk e-mail. In addition, alleviating these problems may cause interruptions, delays or cessation in service to our users, which could cause them to stop using our service or assert claims against Versatel Internet or cause us to lose revenues for the time our site is not operational.

Regulation of the Internet is uncertain.

        There are currently few laws and regulations that specifically regulate communications on the Internet. European and U.S. government authorities and agencies are considering laws and regulations that address issues such as user privacy, infringement pricing, on-line content regulation, intellectual property ownership and taxation of on-line products and services. The EU has adopted two directives that impose restrictions on the collection and use of personal data, guaranteeing citizens of EU Member States the right of access to their data, the right to know where the data originated and the right to recourse in the event of unlawful processing. Moreover, a court in France recently imposed liability on and fined Yahoo! for any continued availability of certain content on its portal. Similar court rulings or any future regulation of the Internet that imposes restrictions on the way we conduct our business could seriously adversely affect our business, financial condition and results of operations.

Limitations on payments of dividends.

        We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations, expand our network, repay outstanding obligations and finance future acquisitions. Therefore, we do not expect to pay any dividends in the foreseeable future. In addition, the indentures governing our high yield notes severely limit, and for the foreseeable future effectively prohibit, our ability to pay cash dividends on our ordinary shares.

We may be classified as an investment company.

        We may qualify as an investment company under the U.S. Investment Company Act of 1940 if we own investment securities that have a value exceeding 40% of our unconsolidated assets not including U.S. government securities and we may not qualify for any exemption under the Investment Company Act. If we qualify as an investment company we will effectively be precluded from offering our securities in the United States until such time as we are not an investment company. This would materially adversely affect our ability to raise additional capital.

Passive foreign investment company consequences.

        For the year 1998, we were a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes. Although we were not a PFIC for 1999 or 2000, there is a significant possibility that we may become a PFIC in 2001. This will depend upon the sources of our income and the relative values of our passive assets (such as cash) and our non-passive assets (such as goodwill). We currently hold a substantial amount of cash as working capital. Furthermore, the value of our goodwill is a function of the trading price of our shares and therefore is subject to significant change throughout the year. A decrease in the market value of our shares therefore could cause us to become a PFIC. U.S. Holders that own ordinary shares, ADSs or warrants at any time during a taxable year for which we are a PFIC will be subject to a complex set of rules under the Internal Revenue Code and, generally, could in effect be subject to additional tax upon certain distributions by us or upon a sale or other disposition of such ordinary shares, ADSs or warrants. We urge investors to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

Original Issue Discount Consequences.

        Holders of the high yield notes issued in December 1998 will be required to include original issue discount and stated interest on their notes in gross income for such purposes. See Item 10.E "Taxation -- U.S. Tax Considerations" for a more detailed discussion of the U.S. federal income tax consequences for the holders of the such notes.

ITEM 4. INFORMATION ON THE COMPANY

4.A     HISTORY AND DEVELOPMENT OF THE COMPANY

        Versatel was incorporated under the laws of The Netherlands on October 10, 1995, as a private company with limited liability, referred to as besloten vennootschap met beperkte aansprakelijkheid or a B.V. Versatel converted its legal structure from a B.V. to a public company with limited liability, referred to as naamloze vennootschap or an N.V., on October 15, 1998. Versatel has its corporate seat in Amsterdam, The Netherlands and is registered under number 33272606 at the Commercial Register in Amsterdam, The Netherlands. Our principal executive offices are located at Hullenbergweg 101, 1101 CL Amsterdam Zuidoost, The Netherlands and our telephone number is +31 20 750 1000.

        We started as a switchless reseller of voice telecommunications services in The Netherlands. In 1998, we started the build-out of our broadband fiber network designed to provide local access to our customers throughout our target market.

        Prior to May 1998, we financed our growth primarily through equity and subordinated loans from our shareholders. Since then, we have raised an aggregate of Euro 1,960 million and $565 million in net proceeds, net of offering expenses, in a series of debt and equity offerings. In the three years ended December 31, 2000, we had made capital expenditures of Euro 675.8 million related to the build-out of our network. In addition, we had invested Euro 387.4 million in a series of acquisitions and strategic relationships. Our acquisitions to date have served to expand our product portfolio, primarily in the data and Internet sectors, and expand the geographic reach of our network, primarily in northwest Germany.

        During 2001, we expect to continue to make significant capital expenditures to expand our local access network in both the Benelux and northwest Germany. We may also make selective acquisitions to accelerate our growth and augment our existing operations. Our existing cash balances, together with other available financing and cash flows from operations, will provide us with sufficient capital to fund these planned capital expenditures, as well as for acquisitions and anticipated losses for the next 24 to 36 months. Thereafter we expect to raise additional funds through public or private financings from financial institutions or through asset disposals. Although we currently maintain significant cash balances, we may require additional capital earlier than anticipated to continue funding the expansion and development of our network and service offerings as well as for acquisitions.

4.B     BUSINESS OVERVIEW

        We are a rapidly growing competitive communications network operator in our target market of the Benelux and northwest Germany. We are a leading alternative to the former monopoly telecommunications carriers in these regions. Our objective is to become the leading alternative local access network operator in our target market. We provide telecommunications services to three market segments:

          o Direct Access Services -- high bandwidth business and residential telecommunications subscribers that are directly connected to our network either through our own fiber, leased lines, DSL or radio technologies.

          o Indirect Access Services -- business and residential telecommunications subscribers that are indirectly connected to our network through carrier preselection or our "1611" carrier select code.

          o Carrier Services -- other telecommunications, data and Internet service providers that are either directly or indirectly connected to our network.

          In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, we have created the Versatel Internet Group to further participate in the rapidly growing market for Internet services, primarily through Zon, a residential ISP/portal in The Netherlands and Belgium that focuses on individual internet users and offers both indirect dial-in services and DSL services.

          We focus primarily on the business market, but through our Zon subsidiary and our acquisitions in Germany, we offer voice and Internet services to residential customers as well. Our broadband local access network provides end-to-end connectivity to our customers. Our network has been designed to pass through all the major population and business centers in the Benelux and to connect city centers business parks and buildings along its route. We believe that our German acquisitions along with the continued expansion of our network in Germany will further our ability to provide local access services to German customers. Our network's design consists of three fully integrated elements:

          o Backbone Infrastructure -- multiple, integrated fiber optic rings connecting major population and business centers in our target market.

          o Local Access Infrastructure -- direct connections to customers along our network route using our own fiber to the customer, DSL products or radio connectivity.

          o International Infrastructure -- fiber optic rings connecting our network with points of presence in London, Dusseldorf, Frankfurt and Paris.

          As of December 31, 2000, we have completed construction of approximately 2,029 kilometers of fiber-ready duct in the Benelux for the Benelux overlay sections. We have also completed the construction of 44 business park rings, 23 city rings and 61 "near overlay sections" as of December 31, 2000, with a total local access extension of 925 kilometers in the Benelux and 646 kilometers in Germany. To date, the majority of the initially planned construction of our backbone network has been completed. However, we are still negotiating an indefeasible right of use (IRU) for approximately 400 kilometers of backbone fiber in the north of The Netherlands and we will continue to expand our backbone network as attractive business opportunities arise.

          As of December 31, 2000, we had over 58,000 customers and over 1,600 employees. Our revenues grew from Euro 58.5 million for the year ended December 31, 1999, to Euro 181.5 million for the year ended December 31, 2000.

Business Strategy

     Our objective is to become the leading fully integrated, alternative provider of local access, facilities-based broadband services, including voice, data and Internet services, to customers in our target market. The principal elements of our strategy are:

o Continue to Expand Our Broadband Local Access Network. We intend to continue to expand our broadband local access network to allow us to provide voice, data and Internet services to an increasing number of customers throughout our target market. Currently, we provide both direct and indirect telecommunications services to our customers and we intend to continue to expand our network in order to increase our addressable market in our target regions. We intend to continue to identify and implement the most advanced technologies in order to maximize the capacity of our network and to expand our service offerings. In order to obtain the highest return on our investment per customer, we use the most cost-effective access technology depending on the targeted customer.

o Maintain Focus on Targeted Customer Segments. We have continued and will continue to tailor our network, sales, support and products to meet the needs of business customers directly or indirectly connected to our network and carrier customers along our network within our target market. Through our subsidiary Zon and, to a lesser extent, our German operations, we will continue to serve the residential market.

o Expand Direct Access Services. We believe that direct access services represent a strong opportunity to grow our revenues and margins and therefore the expansion of these services has been and will continue to be a main focus for our management team. We also believe that the control of end-to-end connectivity through direct access is important to our long-term margin and revenue development. By leveraging our extensive fiber network and deploying multiple access methods including fiber, DSL and radio, we believe we are in a good position to grow our direct access customer base.

o Focus on Superior Customer Service. We strive to maintain a competitive advantage by providing superior customer service in terms of responsiveness, accuracy and quality. We believe that our target market has historically been underserved by the PTTs and that providing a high level of customer service is a key element to attracting and retaining customers. We were one of the first communications companies in our target market to provide detailed monthly billing statements and monthly call management reports. We intend to continue investing in our customer care and operational support systems to enable us to maintain a competitive advantage.

o Pursue Selective Acquisitions and Strategic Relationships. We plan to continue to acquire or enter into partnerships with other telecommunications, data and Internet service providers in order to accelerate the growth of our customer base, our network and our service portfolio when prudent. Through a number of acquisitions starting in November 1998, we have significantly expanded our Internet services product offerings and expertise, expanded our customer base and established a presence in northwest

     Germany. We will continue to pursue additional strategic relationships and selective acquisitions that will serve to accelerate the growth of or augment our existing operations.

Developments during 2000

     On March 24, 2000, we acquired 80% of the shares of KomTel GmbH, an alternative fiber network operator in the Schleswig-Holstein and Hamburg regions of northern Germany, from Stadtwerke Flensburg GmbH and other shareholders for Euro 61.6 million in cash and the assumption of approximately Euro 13.0 million in existing debt. We have an option to purchase the remaining 20% from Stadtwerke Flensburg GmbH in 2002 for Euro 15.4 million. On June 9, 2000, we acquired 100% of the outstanding shares of Klavertel N.V. and its wholly owned subsidiaries Compath N.V., Keys-Tone N.V. and MMDI N.V. from @Value B.V. and other shareholders. We paid Euro 2,833,333 to the sellers in shares of Versatel at Euro 32.475 per share (87,246 shares). On November 16, 2000, an additional amount of Euro 1,416,667 was paid to the sellers in shares of Versatel at Euro
18.25 per share (77,625 shares) pursuant to earn-out arrangements. On August 4, 2000, we sold Amstel Alpha B.V. and its wholly owned subsidiaries Speedport N.V. and Glabana U.S.A. Inc. to Conxion Corporation, USA for $10 million in cash, free of debt.

     On March 30, 2000, Versatel and some of its shareholders sold 10,200,000 ordinary shares at Euro 49 per share, with Versatel selling 5,100,000 of these shares. The aggregate net proceeds to Versatel were Euro 238.3 million, after offering expenses. Concurrently, we issued Euro 360 million 4% senior convertible notes due 2005 for aggregate net proceeds, after offering expenses, of approximately Euro 350.0 million. In addition, we issued Euro 300 million 11 1/4% Senior Notes due 2010 for aggregate net proceeds, after offering expenses, of approximately Euro 282.0 million.

     In April 2000, we launched Versapoint in a joint venture with NorthPoint Communications Group, Inc., a U.S. based DSL service provider. Versapoint was created to provide wholesale DSL services to communications providers in The Netherlands, Germany, France, United Kingdom and Belgium. However, on December 29, 2000 we reached an agreement with NorthPoint to buy its 50% interest in Versapoint. We have since restructured and integrated the activities of Versapoint, which will now focus its efforts on providing DSL services on a retail basis in our target markets in the Benelux and northwest Germany. As of December 31, 2000, Versatel's DSL business had 62 co-location facilities operational in The Netherlands and 42 co-location facilities operational in Germany, and it had been awarded another 101 co-location facilities in The Netherlands and 178 in Germany.

     In June of 2000, we launched a "flat fee" service under the brand name Sonne in Germany for unlimited Internet access without any of the associated per minute telephony charges. However, in September 2000, we discontinued Sonne's flat fee product offering, because the interconnect charges associated with providing this service were beyond our expectations due to a higher than expected number of customers utilizing this service and a higher than average usage per customer. Subsequently, we have not offered any other flat fee consumer Internet services in Germany and do not have any intentions of offering such services in future. We incurred approximately Euro 19 million in non-recurring charges related to these services.

Our Network

        Our high bandwidth network has been designed and built to provide flexible, broadband local access to business customers with connectivity to major business and population centers in the Benelux and northwest Germany and to certain international destinations. Our network carries voice, data and Internet traffic and supports all major protocols, including Frame Relay, ATM and IP. We connect with the major Internet exchanges in Amsterdam, Brussels, London, Paris and Frankfurt and have increased the number and quality of peering arrangements with carriers of IP traffic to enhance our presence in the rapidly expanding European Internet services market.

Network Design Principles

        Our network is designed to be scalable, flexible, reliable and efficient:

o Scalability. Our network offers high capacity in all of its components, including ducts, fibers, DWDM, SDH and operating support system platforms. We have multiple ducts, each of which is capable of carrying up to 144 fibers, on all routes in the Benelux. We believe this will provide sufficient excess capacity for future growth and will allow us to trade and sell a portion of our excess capacity to other operators. We have installed DWDM equipment on our initial fibers, which allows us to transmit multiple frequencies of light on the same fiber strand. As a result, the capacity of a single fiber can be currently increased by 32 to 160 times. Our SDH equipment is currently capable of transmitting at the rate of 10 Gbps (STM-64), with the ability to make 1.6 tetrabits per second available, if necessary. We have also obtained on an indefeasible right of use (IRU) to the fiber networks of VEW Energie and AVU on which we operate SDH equipment with speeds up to 10Gbps (STM-64) with the ability make 20 Gbps available if necessary. We have also obtained the right to use VEW Energie's right-of-way when VEW Energie expands its network. We believe that this will give us a cost-effective way of building additional fiber network connections in the northwest Rhine region of Germany.

o Flexibility. Our network's design enables us to respond to changes in service offerings and network standards and protocols. We currently have two Nortel DMS 100 digital circuit switches in Amsterdam and one in each of Rotterdam, Antwerp and 's-Hertogenbosch. We also have six Nokia switches and four Siemens EWSD switches in Germany. We use Newbridge (Alcatel) ATM switches in The Netherlands (26 locations) and Ascend data switches in eleven locations in Germany. The Nokia, Siemens and Nortel switches enable us to support multiple data communications protocols including IP, IPX (Nortell), ATM and Frame Relay. We are also continuously modifying our network to ensure that it can support new technologies, such as high speed, high capacity DSL Internet and network access services, as they become available. During 2000 our IP backbone became operational with a 2.5 Gb capacity, connecting 20 locations in the Benelux. We expect to extend this backbone into Germany during the second quarter of 2001.

o Reliability. Our network provides redundancy at multiple levels by using a self-healing, shared protection ring structure to provide dual direction routing capability in the event of cable damage or equipment failure. SDH equipment automates most of the functions of routing and connecting service bandwidth and reroutes these functions in the event of failure. Our data and voice/ISDN networks also have alternate routing capability to assure high availability of the services they deliver. We have selected transmission equipment from recognized international vendors such as Nortel, Nokia, Cisco, Newbridge, Ascend and Siemens.

o Efficiency. We have constructed our network in a manner, which we believe will provide us with excess capacity to allow for future growth in an efficient manner. We also believe that our use of high quality components and equipment in the maintenance of our network contributes to its efficient operation.

Network Elements

        Our network consists of the following integrated elements:

o Backbone Infrastructure. Our backbone infrastructure carries voice, data and Internet traffic and supports all major protocols, including IP, ATM and Frame relay. It extends to all major commercial and population centers in the Benelux and the northwest Rhine region of Germany, including most interconnection points with PTTs, other telecommunications network operators and major Internet exchanges. We have designed the route of our backbone infrastructure so that it passes through as many businesses as possible by going through business communities and past major bandwidth users. Approximately 90,000 businesses are located within one kilometer and approximately 270,000 businesses are located within five kilometers of our network backbone in the Benelux. A small portion of our network is being constructed jointly with other carriers and some rural sections are being completed by purchases of dark fiber and, pending the completion of construction, through leased lines. As of December 31, 2000, we have completed construction of approximately 2,029 kilometers of fiber-ready duct in the Benelux for the Benelux overlay sections. To date, the majority of the initially planned construction of our backbone network has been completed. However, we are still negotiating an IRU for approximately 400 kilometers of backbone fiber in the north of The Netherlands and we will continue to expand our backbone network as attractive business opportunities arise.

o Local Access Infrastructure. Our local access network infrastructure consists of city rings and business park rings. As of December 31, 2000, we have completed construction of 44 business park rings, 23 city rings and 61 "near overlay sections" with a total local access extension of 925 kilometers in the Benelux and 646 kilometers in Germany.

o International infrastructure. As of December 31, 2000, we have established a dark fiber based international network extending our backbone infrastructure to the major interconnection and Internet Exchange points in Western Europe. We have points of presence in London, Paris, Frankfurt and Dusseldorf with extensive SDH and IP connectivity to Amsterdam, Brussels, Dortmund and our Local Access network in the Benelux and Germany. We have also extended our network to New York City with capacity on AC-1 and AC-2 transatlantic cable systems to transport interconnect and Internet traffic to and from the United States. Our network reach in Germany has been extended by having SDH capacity from Dusseldorf to eight major cities in Germany (Hamburg, Berlin, Leipzig, Dresden, Nuremberg, Munchen, Stuttgart and Cologne).

Service Platforms

        Our network incorporates service platforms to deliver each of the major service categories we offer or plan to offer. A digital circuit-switching platform delivers voice and ISDN services. A data communications platform based on ATM supports all major data protocols with high quality service. An Internet services platform supports the Internet services we provide to end-users and our offering of outsourced services to ISPs and content providers. An SDH transmission platform provides highly reliable transmission capacity for our other services and for capacity leased to other operators, service providers and customers. In parallel, we are implementing an additional new platform of IP equipment connected directly to DWDM/fiber, which is intended to support all types of services. We believe that by integrating the functions of SDH, ATM and circuit switching, this platform will provide a lower cost and a more flexible design than traditional equipment.

Data Centers

        We have Data Center and Co-location facilities available throughout the Benelux. As of December 31, 2000, we have established 35 locations, including two major Data Centers (with over 4,000 m2 each) in Amsterdam and Brussels, eight Data Centers in other key cities and 25 Co-location facilities spread throughout the Benelux area. All Data Centers are carrier independent or carrier neutral, ensuring route diversity and security. These locations support both basic housing and advanced 24-hour support services in an environmentally controlled facility. All our facilities support co-location, suites, cages, interconnectivity, carrier rooms, internal cable trays, redundant power feeds, temperature controlled, geared for fire detection and suppression. We provide and deliver fully managed facility solutions to our customers and furthermore customizes our services to their specific requirements. We provide managed co-location services including: Onsite support, Back-up, Maintenance, Logistic and cabling services.

Peering and Transit Arrangements

        As of December 31, 2000, we have established more than 50 private peering arrangements in AMIX (Amsterdam), 20 in BNiX (Brussels) and 20 in LNIX (London) exchanging more than 20% of our Internet traffic directly with our peering partners. In addition, we have agreements with UUNet and Conxion to provide us global transit services where we do not have network presence. We plan to enter into additional peering arrangements with network-based ISPs and content providers in the existing Internet exchanges and in SFINX (Paris) and DE-CIX (Frankfurt).

Network Management

        We monitor our network 24 hours a day, seven days a week, at our network operations center. Our network operations center is able to identify network interruptions as soon as they occur and allows us to reroute traffic to ensure termination. Our network operations center also has an uninterrupted power supply as well as redundant communications access and computer processors. We control our own points of presence in the Benelux which allows us immediate access to our equipment and network for rapid service restoration when necessary. We own our points-of-presence in Germany and VEW Energie maintains certain of these points-of-presence.

        We provided for a back-up network operations center in the event our primary network operations center is forced off-line. We have constructed a new network operations center in our new headquarters building. The network operations center became operational during the second quarter of 2000.

Network Implementation

        We have entered into a framework agreement with Nortel to supply most of our transmission equipment, including SDH, radio, voice/ISDN switching and the SDH network management system. We have also entered into similar agreements with Cisco and Newbridge to provide our data communications platforms and related support services. We have agreements with leading construction companies in The Netherlands, Belgium and Germany for network construction. These construction companies are responsible for obtaining rights-of-way, civil engineering, physical construction and testing of our network. We have retained experienced agents in each of The Netherlands, Belgium and Germany to assist the construction companies in obtaining rights-of-way.

Versatel Internet Group

        During 2000 we reorganized our Internet activities into a separate business unit. This business unit focuses primarily on the small business and residential Internet markets. The Versatel Internet Group consists of the following businesses.

Zon

        Launched in August, 1999, along with our marketing and distribution partners Radio 538, a leading commercial radio station in The Netherlands among 15 to 35 year olds, and Free Record Shop, a leading music retail chain in The Netherlands, Zon has rapidly become one of the largest residential Internet service provider in The Netherlands. Its number of registered subscribers has grown from approximately 275,000 at the end of 1999 to over 968,000 registered subscribers as of December 31, 2000. For the year ended December 31, 2000, Zon customers generated over 1,965 million terminating minutes for Versatel. Zon focuses primarily on individual Internet users in The Netherlands. Zon initially only offered subscribers Internet access and e-mail without registration or subscription fees. These subscribers only pay local dial-in telephone costs.

        During 2000, Zon also launched a more extensive prepaid service to its customers. A flat fee payable in advance gives the subscriber a fixed period of Internet access without paying any termination charges. Zon also introduced broadband Internet (ASDL) during the first quarter of 2001. This gives a subscriber unlimited access to broadband Internet for a monthly flat rate subscription fee.

Vuurwerk

        Vuurwerk Internet B.V. is the leading web hosting provider in The Netherlands. As of December 31, 2000, it hosts over 17,000 websites for over 18,000 small and medium sized companies and has registered more than 63,000 domain names. In addition, Vuurwerk also offers co-location facilities and certain related services to its customers.

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

Business Products and Services Offerings

        We currently offer the following products and services to business customers:

        Local and Long Distance Telephony. We offer local, international and national long distance telephony services to business customers in the Benelux and Germany. Our telephony service is offered through our "1611" carrier select code by dial-around and least-cost routing software installed in our customer PBXs in the Benelux and by carrier pre-selection in the Benelux and Germany.

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

        Dedicated Internet Connectivity. We offer dedicated high speed Internet access services to business customers. This service provides high bandwidth access to the Internet, domain names, e-mail facilities, news feeds from news groups and web space for hosting websites.

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

        Web Hosting Services. We offer web-hosting services aimed at the business market. This service consists of an integrated package of a domain name, e-mail accounts, web space for hosting corporate websites and online web-site statistics.

        Toll-free (0800) Services. We offer both "on-net" and "off-net" toll-free (0800) services to our business customers. This service is positioned to serve both business customers as well as internal and external call centers.

        Data Centers and Co-location Facilities. We provide co-location services for businesses that wish to extend and expand their networks by housing their own computing and telecommunications equipment inside our data centers and other co-location facilities within the Benelux, northwest Germany, Frankfurt and London.

        Leased Circuit Services. We offer resilient E1, E3, T3 and STM-1 leased lines to business customers within the Benelux. We provide high quality and managed "point-to-point" or "point-to-multipoint" circuits via our fiber and SDH network.

Residential Products and Services

        Local and Long Distance Telephony. We offer local, international and national long distance telephony services to residential customers in the Benelux and Germany. Our telephony service is offered through our "1611" carrier select code by dial-around in the Benelux and by carrier pre-selection in both the Benelux and Germany.

        Internet Access Services. Our subsidiary Zon offers dial-up Internet access services to residential customers in the Benelux and introduced DSL Internet access service to residential customers in The Netherlands during the first quarter of 2001.

Carrier Products and Services

        We currently offer the following products and services to carrier customers:

        Call Termination Services. We offer switched services to other telecommunications service providers, including international and national call termination services in the Benelux and Germany. As we complete our international network, we will be able to offer competitive call termination services in France and the United Kingdom.

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

        Leased Circuit Services. We offer resilient E1, E3, T3 and STM-1 leased lines to other carriers and services providers within the Benelux. We provide high quality and managed "point-to-point" or "point-to-multipoint" circuits via our fiber and SDH network.

        Carrier Preselect Hosting Services. We provide hosting facilities for carriers that want to offer carrier preselect telephony services.

        ISP Hosting Services. We provide hosting facilities for ISPs such as Zon, which offers residential Internet access services.

Sales and Marketing

        We seek to capitalize on our position as a competitive communications service provider that offers comprehensive customer service and competitively priced communications services in the Benelux and northwest Germany. We believe that we have created a prominent brand name in our target market that we expect to apply successfully throughout the Benelux and northwest Germany. We market the majority of our products and services under the Versatel brand name through several marketing channels, including database marketing, targeted telemarketing, brand and promotional advertising, direct mail and our sales force.

        Our sales force is comprised of direct sales personnel, telemarketers and independent sales agents. At December 31, 2000, we had 85 direct sales personnel in The Netherlands, 52 in Belgium and 53 in Germany. In the future, we expect to increase the number of our direct sales personnel and open additional sales offices in selected locations. Our sales personnel make direct calls to prospective and existing business customers analyze business customers' usage and service needs, and demonstrate how our services may improve a customer's communications capabilities and costs. Each member of our sales force is required to complete our intensive training program. In addition, we have a telemarketing group that screens prospective customers and monitors existing call volumes to identify prospective customers.

        Our sales force is organized in the following three groups to target the primary customer segments with a focused product portfolio that matches the needs of these customer segments:

        Direct Access Services. Our direct access services sales force targets high bandwidth business and residential telecommunications customers along our network. The customers targeted by this group access our network directly through our own fiber, leased lines, DSL or radio technologies and are offered a high bandwidth service package consisting of voice, data and Internet products.

        Indirect Access Services. Our indirect access services sales force targets business and residential telecommunications customers throughout our target market. The customers targeted by this group access our network indirectly through carrier preselection or our "1611" carrier select code.

        Carrier Services. Our carrier services sales force markets our product portfolio to other telecommunications, data and Internet service providers in our target market and the countries reached by our international network. The customers targeted by this group access our network both directly and indirectly.

Customers

        We market our services on a retail basis to business and certain selected residential customers and on a wholesale basis to other carriers and service providers.

        Business customers. Our target customers are primarily business customers requiring high bandwidth data services. We focus particularly on business and industry segments, which have historically generated significant volumes of national and international traffic, such as financial services, information technology services, transportation and import and export sectors. We also believe that the PTTs and the major alternative service providers have historically underserved the small- and medium-sized business segment.

        Carrier Customers. Our carrier customers are global and regional network operators, ISPs and switchless resellers serving specific market segments in the Benelux and Germany. We focus primarily on high capacity and high volume customers. We believe that new entrants to the telecommunications services market that provide voice, data or Internet services in the Benelux region and Germany will require quality carrier services and high bandwidth services to develop their market position.

        Residential Customers. Our residential customers in The Netherlands are primarily subscribers to our free ISP Zon. Zon offers dial-up Internet access services, e-mail and certain web-hosting services to residential subscribers as well as general information content. Zon receives fees from KPN Telecom based on the local call traffic generated by subscribers and generates advertising revenues from banner advertisements. In the Benelux, Versatel approaches the residential market for voice services by providing carrier services such as carrier select hosting to resellers, who themselves target the residential market. As our network has expanded, we have increased our marketing efforts in the carrier services segment to increase the use of our network and to capture revenues and margins from markets we do not target directly. In Germany, we believe market dynamics including the high penetration of ISDN services, justify offering services directly to the residential market in selected situations. The companies we acquired in Germany have residential customers among their customer base and this has resulted in a substantial increase in our residential customer base.

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

Billing and Information Systems

        During 1999 and 2000 we replaced our billing, customer care and sales support systems. Sophisticated billing and information systems are vital to our growth and our ability to bill and receive payments from customers, to reduce our credit exposure and to monitor costs. Although we experienced multiple delays in the replacement of our old billing system with a billing system designed by Saville Systems, the implementation of our new billing system was completed in March 2000. We have planned and budgeted enhancements to our information systems to handle the growth in the size and complexity of our business, our customer base and our product portfolio. An additional enhancement to our Operational Support System (OSS) will be the upgrade of ADC/Saville's Convergent Billing Platform (CBP) to Single view. This will provide an upgrade path to support future IP products and services.

Competition

        Until recently, the telecommunications market in each EU Member State was dominated by its respective PTT. Since the implementation of a series of European Commission directives beginning in 1990, the EU Member States have liberalized their respective telecommunications markets, permitting alternative telecommunications providers to enter the market. Liberalization has coincided with technological innovation to create an increasingly competitive market, characterized by still-dominant PTTs as well as an increasing number of new market entrants. Competition in the European long distance telecommunications industry is driven by numerous factors, including price, customer service, type and quality of services and customer relationships.

        In The Netherlands, Belgium and Germany, we compete primarily with the national PTTs. As the former monopoly providers of telecommunications services in these countries, the PTTs have an established market presence, fully built networks and financial and other resources that are substantially greater than ours. In addition, the national PTTs own and operate significant portions of the infrastructure, which we must currently access to provide our services. We estimate that in each of these countries the national PTT still controls the vast majority of the telecommunications market, including the market with respect to DSL services.

        In addition, various new providers of telecommunications services have entered the market in each of these countries, targeting various segments of the market. Companies such as Telfort, a company owned by British Telecom and Nederlandse Spoorwegen N.V., the Netherlands railroad company, as well as Global One Communications, MCI Worldcom, GTS/Esprit Telecom and EnerTel, compete with KPN Telecom for contracts with large multinational companies in The Netherlands. MCI Worldcom, British Telecom, AT&T, TeleNet, France Telecom, COLT Telecom, Unisource, a subsidiary of KPN Telecom, and GTS/Esprit Telecom compete with Belgacom for contracts with large multinational companies in Belgium.

        The following table sets forth the important competitors in the areas of voice, data, Internet, carrier and DSL services:

-------------------------------------------------------------------------------------------------------
  Market                        The Netherlands              Belgium              Germany
-------------------------------------------------------------------------------------------------------
  Voice                         KPN Telecom                  Belgacom             Deutsche Telekom
                                COLT Telecom                 COLT Telecom         MCI Worldcom
                                MCI Worldcom                 KPN Telecom          Mobilcom
                                                             Telenet              Vodafone/
                                                             Worldcom             Mannesmann
                                                             British Telecom      Viag Interkom
-------------------------------------------------------------------------------------------------------

  Data and Business Internet    KPN Telecom                  Belgacom-Skynet      Deutsche Telekom
                                COLT Telecom                 COLT Telecom         MCI Worldcom
                                                             British Telecom      COLT Telecom
                                                             KPN Telecom          Vodafone/ Mannesmann
                                                             Telenet
                                                                                  AOL Bertelsmann
-------------------------------------------------------------------------------------------------------

  Residential Internet          Planet Internet              Belgacom-Skynet      T-Online
                                Het Net                      Telenet              AOL
                                Worldonline                                       CompuServe
                                Wanadoo                                           Worldonline
-------------------------------------------------------------------------------------------------------

  Carrier Services              KPN Telecom                  Belgacom             Deutsche Telekom
                                COLT Telecom                 UUNET                MCI Worldcom
                                                             Worldcom             Vodafone/
                                                             COLT Telecom         Mannesmann
                                                             KPN Telecom          Viag Intercom
                                                             Bru Telecom
-------------------------------------------------------------------------------------------------------

  DSL Services                  KPN Telecom                  Belgacom             Deutsche Telekom
                                Baby XL                      Easynet              Highway One
                                Novaaxess                    Wannadoo             QSC
                                COLT Telecom                 Eunet                Riodata
                                                             COLT Telecom

-------------------------------------------------------------------------------------------------------

Regulation

        In Europe, the traditional system of monopoly PTTs ensured the development of broad access to telecommunications services. However, it also restricted the growth of high-quality and competitively priced voice and data services. The liberalization in the European telecommunications market was intended to address these market deficiencies by ending PTTs' monopolies, allowing new telecommunications service providers to enter the market and increasing the competition within the European telecommunications market.

        The current regulatory framework in the EU and in the countries in which we provide our services is briefly described below. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on us, that national or international regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations or that any changes in applicable laws or regulations will not have a material adverse effect on us.

European Union

        Starting in 1987, the EC Green Paper on Telecommunications charted the course for the current changes in the EU telecommunications industry by advancing principles such as separation of operators from regulators, transparency of procedures and information, cost orientation of tariffs, access to monopoly infrastructure networks and the liberalization of services. These principles have been established in EU law in a number of directives.

        The Open Network Provision ("ONP") Framework Directive of 1990 established the conditions under which competitors and users could gain cost-oriented access to the PTTs' public networks. In the same year, the EC Services Directive abolished the existing monopolies on, and permitted the competitive provision of, all telecommunications services with the exception of voice telephony. In 1992, the EC approved the ONP Leased Line Directive, which required the PTTs to lease lines to competitors and end-users, and to establish cost accounting systems for those products by the end of 1993. The national regulatory authorities were to use this cost information to set cost-oriented tariffs for leased lines.

        In 1996, the EC issued the Full Competition Directive, which requires EU Member States to permit alternative infrastructure providers, such as existing networks of cable companies, railroads, electric and other utility companies, to resell capacity on these networks for the provision of services other than voice telephony from July 1996. The Full Competition Directive also established January 1, 1998 as the date by which the EU Member States had to establish a legal framework, which removes all remaining restrictions on the provision of telecommunications services, including voice telephony.

        The Licensing Directive of 1997 established a common framework for general authorizations and individual licenses in the field of telecommunication services. In the same year, the Interconnection Directive was adopted, which governs the manner in which alternative network operators and service providers are permitted to interconnect with the PTTs' public networks. The Interconnection Directive requires national regulators to ensure that interconnection agreements with parties with significant market power provide for access at cost-oriented rates. The Interconnection Directive has been amended to provide for carrier selection (ensuring that end-users can select the long distance or international carrier of their choice on a call-by-call basis) as of January 1, 1998, and carrier pre-selection (ensuring that end-users can select the long distance or international carrier of their choice prior to the time calls are made) and number portability (the ability of end-users to keep their numbers when changing operators) by January 1, 2000.

        The implementation, interpretation and enforcement of these EC directives differs among the EU Member States. While some EU Member States have embraced the liberalization process and achieved a high level of openness, others have delayed the full implementation of the directives and maintain several levels of restrictions on full competition.

        In 1999, the European Commission embarked on a major review process of the various instruments of the European Union regarding telecommunications. The drafts seek a higher level of harmonization and more focus on sustainable competition. We are actively participating in discussions on these drafts and have filed position papers together with various other European new entrants. We have no certainty of the outcome of this process, which is expected to lead to a new framework in 2002 or 2003.

        In December 2000, the European Parliament and the Council adopted a Regulation on Unbundled Access to the Local Loop, which has direct effect in the member States. It provides a basis for unbundling and emphasizes the importance of access to foster competition in the local loop for the provision of Internet access.

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

        An overview of the regulatory framework in the individual markets where we operate or intend to operate is described below. This discussion is intended to provide a general outline, rather than a comprehensive discussion of the more relevant regulations and current regulatory posture of these jurisdictions. We require licenses, authorizations or registrations in all countries in which we operate to provide our services. Licenses, authorizations and/or registrations have been obtained in The Netherlands, Belgium and Germany and we have received an International Facilities License in the United Kingdom. We also obtained licenses in France and Luxembourg in 2000.

The Netherlands

        The Telecommunications Act of 1998 provides the current regulatory framework in The Netherlands. This new telecommunications act came into force on December 15, 1998, and remedied the old legislative and regulatory patchwork that had existed as a result of the implementation of a series of EC directives. The new telecommunications act contains provisions that give registered telecommunication services providers rights-of-way, subject to certain conditions, thereby facilitating the construction of the Versatel network. As part of the liberalization of the Netherlands telecommunications market, a new independent supervisory authority, OPTA, was established by the Ministry of Traffic and Waterways. OPTA's main tasks include ensuring compliance with the telecommunications laws and regulations in The Netherlands, granting licenses for telecommunications activities and resolving disputes among market participants, such as disputes regarding interconnection rates.

        In August 1997, we obtained one of the first Netherlands registrations to operate as a telecommunications service provider of public voice telephony (other than KPN Telecom). In September 1997, we obtained an infrastructure license with rights-of-way for the construction and operation of telecommunications facilities in a limited geographic area. In December 1998, we obtained the first authorizations under the new telecommunications act to operate as a public telecommunications services provider and network operator. We also received licenses, which allowed us to test point-to-multipoint radio technology in The Netherlands. These tests finished in 2000 when an auction for spectrum finally seemed imminent. However, the Dutch government has not been able to organize the auction due to legal issues and we have no certainty that this will happen in the near future. Although we participated in the auction of licenses to provide third-generation UMTS technology mobile telecommunications licenses in The Netherlands, we were not able to obtain a license. We have various legal procedures currently pending which may lead to a re-auction of the UMTS frequencies.

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

        Since our founding in October 1995, we have adopted a proactive regulatory strategy. For example, in December 1998, Versatel filed a complaint with OPTA asserting that the limited access provided by KPN Telecom to the KPN Telecom network hampered Versatel's growth. Our customers often experienced busy signals when they tried to dial into the Versatel Network through our access code. Other Netherlands telecommunications services providers voiced similar complaints. OPTA ruled that KPN Telecom must allow us access to their entire interconnection network. In addition, OPTA ruled that KPN Telecom would be responsible for the additional costs associated with the implementation of such ruling.

        In March 1999, OPTA issued a ruling, requiring KPN Telecom to offer unbundled access to local customer access lines at the MDF in KPN Telecom's central exchange offices.

Unbundled local access enables us to offer a high-speed access to end-users that are not directly connected to our network.

Belgium

        Belgium started the liberalization of its telecommunications market in 1991 with an amendment to the Belgian public post and telecommunications act. At the same time a new regulatory entity was introduced, the Belgium Institute for Post and Telecommunications (Belgisch Instituut voor Post en Telecommunicatie)
(BIPT), under the Ministry of Economy and Telecommunications. A new act was adopted by the Belgian Parliament in December 1997, but it was not until 2000 that one new single regulatory framework was finally put in place.

        We were the first alternative telecommunications services provider to obtain a definitive license for the provision of voice services under the amended telecommunications act. We have also obtained an infrastructure license in Belgium and thereby obtained rights of way in all of Belgium and a special interconnect tariff which is 15% below the tariff for non-facilities based voice service providers. For marketing purposes, we have reserved the same carrier select code "1611" as we currently use in The Netherlands.

        Pursuant to the new telecommunications act, Belgacom was required to introduce number portability, carrier selection and carrier pre-selection for all services, beginning January 1, 2000. However, the implementation of carrier selection and carrier pre-selection occurred only gradually from January 17, 2000 onwards, resulting in the implementation of the last carrier pre-selection services (for fixed-to-mobile calls and local calls) in November 2000 only. In addition, operators have experienced operational problems as a result of the complex and cumbersome procedures imposed unilaterally by Belgacom.

        In September 1999, Belgacom introduced a number of new discount schemes which Versatel deemed to be anti-competitive. Versatel filed a complaint at the relevant court dealing with competition issues requesting the court to suspend these discount schemes. The court case was dropped in 2000 after Belgacom and Versatel reached an amicable settlement at the initiative of Belgacom.

        In 1999, Versatel and other alternative operators also filed a complaint with the Competition Council for abuse of Belgacom's dominant position by unilaterally imposing new interconnect and retail tariff conditions for a new internet access scheme. This new access scheme was not upheld in court. A new but similar scheme was launched by Belgacom in 2000, but was again successfully challenged in court by Versatel and the other operators. Discussions continue between Belgacom, the other alternative operators and the BIPT on this issue.

        In July 2000, Versatel filed a complaint with the European Commission competition authorities in connection with Belgacom's refusal to give it access to its local loop following Versatel's request of March 1. In November 2000, allegedly in voluntarily anticipation of an imminent EC Regulation that would mandate full and shared access to local loops across Europe as of January 1, 2001, Belgacom extended a "commercial raw copper offer" which, although non-compliant with the draft text of the anticipated EC Regulation, led to an agreement between Belgacom and Versatel on December 14, 2000.

        As a result of the adoption by the European Commission of this new regulation and the outcome of a consultation process that ended with the approval by the BIPT of Belgacom's reference offer, Belgacom is now required to provide full and shared access to its MDF-facilities without limitation as to the technologies that can be offered (i.e. DSL). This allows multiple access modes and considerably reduces the rollout and provisioning timings imposed unilaterally by Belgacom under its commercial raw copper offer. However, we still await an advice of the BIPT on the pricing initially proposed by Belgacom, which appears to be at the high-end of the range in the EC benchmark.

        On February 15, 2001, the Belgium Institute for Post and Telecommunications granted four general licenses for the utilization of point-to-multipoint systems for broadband fixed wireless access. Versatel was granted only very limited licenses for four cities in Belgium. We have refused these licenses, as we do not consider them commercially exploitable and have requested the regulator to communicate the motivation underlying the selection decision.

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

        Under the German regulatory scheme, the RTP can grant licenses in four license classes. A license is required for operation of transmission lines that extend beyond the limits of a property and that are used to provide telecommunications services for the general public. The licenses required for the operation of transmission lines are divided into three infrastructure license classes: mobile telecommunications (license class 1); satellite (license class 2); and telecommunications services for the general public (license class
3). In addition to the infrastructure licenses, an additional license is required for operation of voice telephony services on the basis of self-operated telecommunications networks (license class 4). A class 4 license does not include the right to operate transmission lines. We obtained both a class 3 license and a class 4 license for the whole of Germany in 2000.

        The RTP has approved, among other things, distance-based interconnection rates which Deutsche Telekom can charge alternative network operators to interconnect their network and route their traffic through the network of Deutsche Telekom. The RTP has extended the current rate regime, which expired on December 31, 1999, for an interim period until a new regime receives the RTP's approval. It is expected that the new interconnection regime will contain element-based rates instead of distance-based rates as well as several changes in the standard interconnection agreements. The RTP announced that it might consider Deutsche Telekom not in all segments of the market as a market dominating carrier. These segments would fall outside the scope of the rate regulation regime and Deutsche Telekom would no longer be obliged to request prior approval of its rates from the RTP.

        In the local loop, the market position of Deutsche Telekom is still extremely strong and only a limited number of competitors are currently operating. These alternative carriers primarily focus on business customers in the metropolitan areas. With the allocation of Wireless Local Loop point-to-multipoint frequencies to alternative carriers in the fall of 1999, it is expected that competition in the local loop will increase in the near future. In addition, Deutsche Telekom is in the process of selling its broadcasting cable network which has been split for this purpose into nine regions. The broadcasting network is considered after further investments by the new owners as the second alternative network in the local loop. These networks are expected to compete in the future with VEW Telnet's network.

Intellectual Property

        We have registered the trademark "Versatel" with the Benelux trademark bureau (Benelux Merkenbureau). Applications for similar registrations are pending in several other European Countries. We have obtained rights to the Internet domain name "www.versatel.com" and several related domainnames and initiated formal registration procedures with Internic, the European Union domain registration authority.

        We have been operating our free Internet service under the Zon name since September 1999 and have applied for trademark registration of the Zon name and logo. Sun Microsystems has contested our use of the Zon name and we are currently in discussion with them on this matter. We are not certain that we will reach a satisfactory agreement with Sun Microsystems enabling us to continue to use the Zon name, nor that our applications will be successful or that the Zon name and logo will not be successfully attacked by third parties alleging prior rights or that the trademark is otherwise valid.

Legal Proceedings

        In October 2000, we were informed by the public prosecutor in The Netherlands of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to our initial public offering in July 1999. Although we consulted with our Dutch tax advisors and the Dutch tax authorities prior to issuing these options and we believe that the tax treatment of these options was correct, we are in negotiations with the public prosecutor to settle these charges (without admitting or denying guilt). The public prosecutor has indicated that he intends to seek a penalty and tax payment up to approximately Euro 15.0 million. We intend to vigorously challenge both the tax payment as well as the payment of any significant penalty amount.

        Versatel also took part in the Dutch UMTS auction during 2000, but we were unable to obtain a license. Although we still have various administrative procedures pending, which may eventually lead to a re-auction of the UMTS frequencies, we do not expect any material adverse effect on our financial position or results of operations if we are ultimately unable to obtain a license.

        Versatel has filed complaints in the past with the European Commission, with OPTA and the Minister of Transport and Waterways in The Netherlands, and in Belgium, with the BIPT as part of its regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate. For a detailed discussion on the regulatory environment in which we operate, you are referred to Item 4.B. "Business Overview - Regulation".

        Versatel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

4.C     ORGANIZATIONAL STRUCTURE

        Versatel Telecom International N.V. is a holding company that conducts its business operations through its subsidiaries. The table below sets forth, as at December 31, 2000, the name, country of incorporation and percentage of ownership of our major direct- and indirectly held subsidiaries. For a complete list of our subsidiaries, please refer to Exhibit 8.

---------------------------------------------------------------------------------------------
Name                                                     Country of           Percentage of
                                                         Incorporation          Ownership
---------------------------------------------------------------------------------------------
Versatel Telecom Europe B.V.                             The Netherlands           100%
Versatel Telecom Netherlands B.V.                        The Netherlands           100%
Versatel Telecom Belgium N.V.                            Belgium                   100%
Vuurwerk Internet B.V.                                   The Netherlands           100%
Versatel Deutschland GmbH & Co.KG                        Germany                   100%
KomTel Gesellschaft fur Kommunikations und
Informationsdienste mbH ("KomTel")                       Germany                    80%
KomTel GmbH                                              Germany                   100%
Zon Nederland N.V.                                       The Netherlands            92%
---------------------------------------------------------------------------------------------

4.D     PROPERTY, PLANTS AND EQUIPMENT

Network infrastructure

        As of December 31, 2000, we have completed construction of approximately 2,029 kilometers of fiber-ready duct in the Benelux for the Benelux overlay sections. As of December 31, 2000, we have also completed the construction of 44 business park rings, 23 city rings and 61 "near overlay sections" with a total local access extension of 925 kilometers in the Benelux and 646 kilometers in Germany. To date, the majority of the initially planned construction of our backbone network has been completed. However, we are still negotiating an IRU for approximately 400 kilometers of backbone fiber in the north of The Netherlands.

Properties

        We have also leased office space in 25 buildings in The Netherlands (41,026m(2)), 10 buildings in Belgium (10,794m(2)), and six buildings in Germany (9.877m(2)). We use these locations primarily as office space and for the technical support to our network. Lease contracts for these buildings have expiry dates varying between 2001 and 2010.

        Our country head offices are located at the following addresses:

--------------------------------------------------------------------------------
Address                                      Area m2    Expiry date of lease
--------------------------------------------------------------------------------
Hullenbergweg 111, Amsterdam-Zuidoost,       13,100     March, 2010
The Netherlands
--------------------------------------------------------------------------------
Koningin Astrid laan 164, Wemmel,             3,807     April, 2009
Belgium
--------------------------------------------------------------------------------
Unterste Wilms Strasse 29, 44143              5,172     December 31, 2001
Dortmund, Germany
--------------------------------------------------------------------------------

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A     OPERATING RESULTS

Overview

        We are a rapidly growing, competitive communications network operator in our target market of the Benelux and northwest Germany. We are a leading alternative to the former monopoly telecommunications carriers in these regions. Our objective is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services, to business customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to three targeted market segments:

        o Direct Access Services -- high bandwidth business and residential telecommunications subscribers that are directly connected to our network either through our own fiber, leased lines, DSL or radio technologies.

        o Indirect Access Services -- business and residential telecommunications subscribers that are indirectly connected to our network through carrier preselection or our "1611" carrier select code.

        o Carrier Services -- other telecommunications, data and Internet service providers that are either directly or indirectly connected to our network.

        In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, we have created the Versatel Internet Group to further participate in the rapidly growing market for Internet services. The Versatel Internet Group consists of our consumer Internet operations in The Netherlands, Belgium and other related investments.

        Our growth is driven by our focus on providing bundled broadband services to business customers. Historically, we have focussed on providing services to small- and medium sized businesses. However, as we continue to expand our service offering and local access network are also able to provide services to larger businesses. We continually strive to develop new products and services which we are able to provide to both existing and new customers. Another key component of our growth is our expansion into northwest Germany which significantly expanded our addressable market. A further key component of our growth is the continued development of our network. We have invested in developing a dense network in our target markets which allow us to rapidly connect customers to our network. Currently, we focus on connecting customers to our network primarily through own fiber and DSL. However, we will continue to evaluate other opportunities. Once a customer is connected to our network, we can easily expand services to such customer without incurring substantial investment cost.

        As of December 31, 2000, we have completed construction of approximately 2,029 kilometers of fiber-ready duct in the Benelux for the Benelux overlay sections. As of December 31, 2000, we have also completed the construction of 44 business park rings, 23 city rings and 61

"near overlay sections" with a total local access extension of 925 kilometers in the Benelux and 646 kilometers in Germany. To date, the majority of the initially planned construction of our backbone network has been completed. However we are still negotiating an IRU for approximately 400 kilometers of backbone fiber in the north of The Netherlands and we will continue to expand our backbone network as attractive business opportunities arise. Also, we had 747 buildings connected to our network in the Benelux (including 130 co-location facilities) and 121 buildings directly connected to our network in Germany (including 189 co-location facilities).

        As we continue to expand our operations, we anticipate that net losses also will continue to be significant due to the selling, general and administrative costs related to the expansion of our business, the leasing of access and transmission capacity, and increasing depreciation and amortization costs resulting from the continuing build-out of our network and interest charges associated with our outstanding debt. In addition, currency fluctuations between the euro and the U.S. dollar may have an adverse impact on our net income as a result of our U.S. dollar denominated indebtedness.

        We have initiated an organizational restructuring which is expected to lead to a reduction of approximately 300 employees. We have implemented our organizational restructuring in order to realize synergies existing in our operations resulting from our increased scale. As a result of this restructuring, Versatel expects to recognize a one-time charge of approximately Euro 7.5 million in the first quarter of 2001 to cover employee termination costs. Total annual savings in sales, general and administrative expenses are estimated to be approximately Euro 15.0 million, with Euro 10.0 million of such savings expected to be realized in 2001.

Revenues

        Generally, our services can be characterized as Internet, data and voice services. As such, we derive our revenues from both minutes of communications traffic carried by our network which are variable by customer from period to period (generally voice) and fixed monthly fees for services provided to our customers (generally Internet and data). We allocate our revenues to the period in which the traffic was generated. The composition of our customer base, service offerings and geographical focus has continued to evolve as a result of the further development of our network, acquisitions (Svianed, VEW Telnet and KomTel) and the expansion of our product offering. As a result, we have significantly increased the portion of our revenues generated from fixed monthly fees, expanded our geographical focus to include northwest Germany and expanded our customer base to include larger customers.

        Historically, we have priced our variable communications services at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, prices for communications services have decreased over the last several years, both for voice traffic as well as for data and Internet services. In The Netherlands, KPN Telecom reduced its prices per minute of telecommunications traffic several times in the past two years, most recently in October 2000. Such reductions are expected to have an adverse impact on margins in the near term as we have responded by reducing our prices. In Belgium, Belgacom introduced several discount programs for selected customer groups, which we subsequently matched. In Germany, we have experienced similar levels of price reductions, which we have matched. In addition, the introduction of the euro has made pricing more transparent in the European telecommunications market, which may lead to further competition and price decreases. Our data and Internet services continue to be priced at competitive market levels, but are less influenced by the pricing power of the incumbent operators.

        A substantial portion of our revenues is attributable to fixed monthly fees, primarily through the provision of data and Internet services such as Internet connectivity Internet Web-hosting and LAN-to-LAN Interconnect services. For the year ended December 31, 2000, 46% of our revenues were generated from the provision of data and Internet services. Our variable revenues are generated by minutes of communications billed for voice telephony services originated by our customers, terminating voice telephony traffic to customers directly connected with our network and the termination of dial-up Internet traffic onto our network for both Zon and other Internet service providers. Our consumer Internet division generates revenues from the termination of minutes of traffic onto our network as described above, selling advertising on our portals and to a lesser extent receiving a percentage of some of the e-commerce revenue generated by our subscribers.

        The following table sets forth the total revenues attributable to our operations for the years ended December 31, 1998, December 31, 1999 and December 31, 2000.


                                                    Years Ended December 31,
                                                --------------------------------
                                                 1998         1999        2000
                                                ------       ------      -------
                                                      (euro in thousands)
Revenues
   Business customers
       Telephony ........................       15,643       31,695       70,833
       Data .............................         --         14,109       25,909
       Internet .........................          407        4,942       26,378
   Residential customers
       Telephony ........................          175          405        9,012
       Internet .........................         --            286       11,650
   Carrier Services customers
       Telephony ........................        1,727        5,194       18,098
       Data .............................         --          1,906       10,982
       Other ............................         --           --          8,607
                                                ------       ------      -------
         Total ..........................       17,952       58,537      181,469


Customers

        Historically, we generated our revenues from small- and medium-sized business customers. Following the acquisition of Svianed in 1999, we started to generate revenues from larger customers, such as the Gak Group, which represented 14.7% of our revenues for the year ended December 31, 2000. In the Benelux, Versatel approaches the residential market by providing carrier services such as carrier select hosting to resellers, who themselves target the residential market. As our network has expanded, we have increased our marketing efforts in the carrier services segment to increase the use of our network and to capture revenues and margins from markets we do not target directly. In Germany, we believe market dynamics including the high penetration of ISDN services, justify offering services directly to the residential market in selected situations. The companies we acquired in Germany have residential customers among their customer base and this has resulted in a substantial increase in our residential customer base.

        As a result of our continued growth, our total number of business customers, including data and Internet customers was more than 58,000 as of December 31, 2000. The following table sets forth the total number of customers for our services, for the years ended December 31, 1998, December 31, 1999 and December 31, 2000:


                                                  Years Ended December 31,
                                            ------------------------------------
                                             1998           1999           2000
                                            ------         ------         ------
                                                        (at period end)
Customers
Business customers ................          6,640         15,835         58,581
Residential customers .............          1,698          3,148         35,382
Wholesale customers................              4             45            146
                                            ------         ------         ------
  Total ...........................          8,342         19,028         94,109

Business web-hosting ..............             78         10,535         21,707


        The number subscribers to Zon, our free Internet Service Provider, has increased to 968,000 on December 31, 2000 from 275,000 on December 31, 1999.

Geographical focus

        We generate revenues in The Netherlands, Belgium and Germany. The geographical composition of our revenues for the years ended December 31, 1998, December 31, 1999 and December 31, 2000 was as follows:

                                                  Years Ended December 31,
                                            ------------------------------------
                                             1998           1999           2000
                                            ------         ------         ------
                                                     (euro in thousands)
Revenues
  The Netherlands.........................  17,844         52,323        116,804
  Belgium ................................     108          4,417         21,634
  Germany                                       --          1,797         43,031
                                            ------         ------        -------
    Total.................................  17,952         58,537        181,469

Cost of Revenues

        Our costs of revenues are comprised of fixed network costs and variable costs associated with the origination and termination of minutes of communication traffic. To date, our fixed network costs have primarily consisted of leased lines for sections of our backbone network, leased lines for directly connecting customers to our network, fees to other Internet service providers for the termination of Internet traffic, interconnection charges, and subscription charges. Origination and termination costs represent the cost of carrying minutes of communication traffic from our customers to our network and from our network to the final destination, respectively.

        We are experiencing a reduction in the costs associated with leased lines as we replace leased lines with our own network. However, in order to accelerate deployment of our local access strategy, we have connected customers to our network temporarily through leased lines. We expect fixed network costs in the long run to decline due to the continuing build out of our network, technological improvements, and further liberalization of the European telecommunications market and increased availability of transmission capacity.

        We have experienced a decline in the variable costs associated with minutes of communications traffic on a per minute basis for several factors, including: (a) the incremental build out of our network, which increases the number of points we interconnect with the PTTs and the number of carriers with which we interconnect, (b) the increase of minutes we originate and terminate, which leads to higher volume discounts available to us, (c) more rigorous implementation of the European Community directives requiring cost-based termination rates and leased line rates and (d) the emergence of new telecommunication service providers and the construction of new transmission facilities, which results in increased competition. However, there can be no assurance that the trend of decreasing variable costs will continue. If reductions in variable costs do not in fact outpace reductions in variable revenues, we may experience a substantial reduction in our margins on minutes of communication traffic which, absent a significant increase in billable minutes of traffic carried, increased charges for other services, or a shift in the mix of subscription and variable revenues to more subscription revenues, would have a material adverse effect on our business and financial results.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs for both our core business and our consumer Internet business. These expenses have increased as we have developed and expanded our operations. We expect selling, general and administrative expenses as a percentage of revenue to vary from period to period. Due to the recently announced restructuring, we expect to realize total annual savings in sales, general and administrative expenses of approximately Euro 15.0 million, with Euro 10.0 million of such savings expected to be realized in 2001.

Depreciation and Amortization

        We capitalize and depreciate our fixed assets, including switching and transmission equipment, routers, fiber optic cable and rights of use, over periods ranging from three to 20 years taking residual values into account. Historically, we have capitalized and amortized the cost of installing dialers at customer sites. The development of our network, including construction, indefeasible rights of use, and equipment, will require large capital expenditures resulting in larger depreciation charges in the future. In addition, the goodwill associated with our acquisitions will account for a substantial portion of our depreciation and amortization charge. We capitalize interest charges for the costs related to that portion of our network which is under construction, which among other things consists of overlay sections, network equipment, and city rings, using the average interest rate of our outstanding debt. In addition, we capitalize selling, general and administrative expenses to the extent that they relate to network development activities, IT development or product development. Increased capital expenditures will adversely affect our future operating results due to increased depreciation charges.

Foreign Exchange

        A significant portion of our indebtedness is denominated in U.S. Dollars, but our revenues are generated and costs incurred almost entirely in countries that have adopted the euro. We are therefore exposed to fluctuations in the U.S. dollar and the euro, which may result in foreign exchange gains and/or losses, and our ability to pay interest and principal due on our indebtedness will be affected by changes in the exchange rate between the U.S. dollar and the euro. A number of equipment purchases and consultancy activities are billed to us in currencies other than those linked to the euro. The euro weakened by 6% from Euro 0.99 on January 1, 2000, to Euro 0.94 on December 31, 2000.

Results of Operations

For the year ended December 31, 2000 compared to the year ended December 31,
1999

        Revenues increased by Euro 123.0 million to Euro 181.5 million for the year ended December 31, 2000 from Euro 58.5 million for the year ended December 31, 1999, representing an increase of 210%. The growth in revenues resulted primarily from the acquisitions of Svianed, VEW Telnet and KomTel, the addition of new customers, the provision of additional data and Internet services in The Netherlands, Belgium and Germany, and an increase in carrier services. Versatel acquired Svianed on June 1, 1999 and VEW Telnet on December 1, 1999. Included in the revenues for 2000 are revenues from Svianed of Euro 26.7 million for the full year (Euro 18.8 million in 1999 for the seven months), and from VEW Telnet of Euro 26.2 million for the full year (Euro 1.8 million in 1999 for one month). Included in the revenues for the year ended December 31, 2000 are revenues of Klavertel N.V. and its wholly owned subsidiaries Compath N.V., Keys-Tone N.V. and MMDI N.V. (acquired on June 9, 2000) of Euro 3.7 million and KomTel GmbH (acquired March 24, 2000) of Euro 27.7 million. We also made one-time sales of excess duct capacity of Euro 8.6 million during 2000.

        Included in the revenues are data and Internet service revenues amounting to Euro 74.9 million for the year ended December 31, 2000 up from Euro 21.2 million for the year ended

December 31, 1999, representing an increase of 253.3%. The per minute revenue of voice telecommunications has been negatively impacted by frequent price reductions resulting from competitive pressures. However, these per minute declines have been more than offset by an increase in billable minutes. As a result, our voice revenues increased by 163% to Euro 97.9 million in 2000 from Euro 37.3 million in 1999.

        Our total number of business customers increased to more than 58,000 as of December 31, 2000. As of December 31, 2000, Zon had more than 968,000 registered subscribers in The Netherlands.

        Cost of revenues increased by Euro 87.9 million to Euro 133.6 million for the year ended December 31, 2000 from Euro 45.7 million for the year ended December 31, 1999, an increase of 192%, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity, additional leased lines to co-location facilities and Internet termination charges. Our acquisitions of Klavertel N.V. and its wholly owned subsidiaries, Compath N.V., Keys-Tone N.V. and MMDI N.V. in Belgium and KomTel GmbH in Germany added
Euro 3.2 million and Euro 11.8 million, respectively, to cost of revenues for the period.

        Included in the cost of revenues are non-recurring expenses of approximately Euro 8.0 million related to interconnect charges for the consumer Internet service of Sonne in Germany. Our flat fee consumer Internet service in Germany has been terminated and all charges associated with terminating these services have been recognized as cost of revenues.

        Our cost of revenues have also been negatively impacted as Dutch mobile phone operators have instituted call-blocking to prevent us from utilizing lower international terminating alternatives compared to their higher cost termination charges for fixed to mobile communications minutes.

        However, our cost of revenues were positively impacted by a relative reduction in our dependency on leased lines to connect our customers directly on to our backbone network.

        Selling, general and administrative expenses increased by Euro 130.6 million to Euro 213.4 million for the year ended December 31, 2000 from Euro 82.8 million for the year ended December 31, 1999, representing an increase of 157.7%. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations and additional expenses as a result of the acquisitions of Svianed, VEW Telnet and KomTel.

        Included in these expenses are a non-cash charge of Euro 7.0 million related to the issuance of employee stock options, non-recurring charges for a restructuring provision of Euro 5.0 million and a write-off of future marketing, advertising and related costs amounting to Euro 10.0 as a result of the suspension of our flat fee consumer Internet service in Germany.

        Depreciation and amortization expenses increased by Euro 65.1 million to Euro 91.5 million for the year ended December 31, 2000 from Euro 26.4 million for the year ended December 31, 1999. This increase was primarily related to depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network, an increase in the number of dialers installed, the purchase of computer equipment and office furniture for our new headquarters and datacenter. Also included is the amortization of goodwill of Euro 26.7 million.

        Currency exchange losses, net, decreased by Euro 11.0 million to Euro 32.7 million for the year ended December 31, 2000, from a loss of Euro 43.7 million for the year ended December 31, 1999. The decrease can primarily be attributed to a decrease in the devaluation of the euro to the dollar by 9% from $1.02 per Euro 1.00 to $0.94 per Euro 1.00 in 2000, compared to a decrease of 14% from $1.18 per Euro 1.00 to $1.02 per Euro 1.00 in 1999.

        Interest income increased by Euro 44.7 million to Euro 57.6 million for the year ended December 31, 2000, from Euro 12.9 million for the year ended December 31, 1999. This increase was primarily related to our positive cash balance as a result of our debt and equity offerings in 2000.

        Interest expense increased by Euro 97.4 million to Euro 168.8 million for the year ended December 31, 2000, from Euro 71.4 million for the year ended December 31, 1999. This increase is primarily related to the accrual of interest expense on the notes issued as a result of our debt offerings in 2000.

        Result from investing activities amounted to a loss of Euro 3.1 million for the year ended December 31, 2000. Included in this amount is our pro-rata result from our 50% equity stake in the Versapoint participation for the period April 29, 2000 to December 29, 2000, a loss of Euro 9.1 million. We realized a profit with the sale of Telebel in Germany of Euro 4.1 million, and a profit with the sale of Speedport of Euro 1.9 million. We did not realize any profits or losses from investments during 1999.

        Other asset impairments amounted to Euro 12.8 million and relate to Versatel's share in the fixed assets written off by Versapoint as a result of the integration of Versapoint within Versatel. We did not incur any other asset impairments during 1999.

        Other expenses amounted to Euro 5.4 million and relate to a write off of our investments in Hot Orange and Consumer Desk amounting to Euro 2.3 million. An additional Euro 3.1 million of dialer equipment was written off due to the introduction of carrier pre-select during 2000 in The Netherlands. We did not incur any other expenses during 1999.

For the year ended December 31, 1999 compared to the year ended December 31,
1998

        Revenues increased by Euro 40.6 million to Euro 58.5 million for the year ended December 31, 1999 from Euro 17.9 million for the year ended December 31, 1998, representing an increase of 226.1%. The growth in revenues resulted primarily from the addition of new customers, the introduction of national long distance data and Internet services in The Netherlands, the acquisition of Svianed, the introduction of national and international long distance services in Belgium and an increase in wholesale traffic. Included in the revenues for the year ended December 31, 1999 are the revenues of Svianed, from the date of the acquisition (June 1, 1999) of Euro 41.5 million and the revenues of VEW Telnet, from the date of the acquisition (December 1,

1999) of Euro 4.0 million. Revenues for the year ended December 31, 1999 as compared to the same period in 1998 were negatively impacted by frequent price reductions resulting from competitive pressures.

        The number of customers for telephony services increased by 10,686 to 19,028 as of December 31, 1999 from 8,342 as of December 31, 1998. As a result of acquisitions, the total number of customers increased to more than 30,000 as of December 31, 1999.

        Cost of revenues increased by Euro 31.3 million to Euro 45.7 million for the year ended December 31, 1999 from Euro 14.4 million for the year ended December 31, 1998, representing an increase of 216.2%. This increase is primarily the result of an increase in operations, including increases in billable minutes, interconnect capacity and short-term network capacity requirements (leased lines) in Belgium, Internet uplinks and international leased lines to London and Frankfurt. Leased line costs also increased as a result of using leased lines to connect customers directly to our backbone network as demand for services exceeded our ability to build out these customer connections without unreasonable delay to the customer. We also experienced delays in migrating Svianed traffic from leased lines to our backbone network. Finally, cost of revenues also has increased as Dutch mobile operators instituted call blocking to prevent lower cost international refiling alternatives for fixed-to-mobile calls. The acquisitions of Svianed and VEW Telnet added Euro 9.5 million and Euro 1.2 million, respectively, to cost of revenues for the period.

        Selling, general and administrative expenses increased by Euro 61.2 million to Euro 82.8 million for the year ended December 31, 1999 from Euro 21.6 million for the year ended December 31, 1998, representing a 282.3% increase. The increase was partially due to a one-time, non-cash charge of Euro 12.6 million during the second quarter of 1999 related to a revaluation of employee stock options. Excluding this one-time charge the selling, general and administrative expenses increased by Euro 48.7 million to Euro 70.2 million, representing an increase of 224.3%, primarily as a result of an increase in the cost of staff (including temporary personnel and consultants, the use of which increased significantly during the current year) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations, additional expenses as a result of the acquisitions of VEW Telnet, Svianed, Vuurwerk, ITinera and start-up expenses related to Zon.

        Depreciation and amortization expenses increased by Euro 23.5 million to Euro 26.4 million for the year ended December 31, 1999 from Euro 2.9 million for the year ended December 31, 1998. This increase primarily resulted from the expansion of the network, including the expansion of the Nortel DMS-100 switch in Amsterdam and the deployment of a Nortel DMS 100 switch in Antwerp and Rotterdam and CISCO data switches in Amsterdam, Rotterdam and Antwerp. The increase in depreciation and amortization expense also resulted from the purchase of additional IT-equipment for new customer support systems, an increase in the number of dialers, the purchase of computer equipment and office furniture for new employees as well as amortization of goodwill of Euro 9.1 million and Euro 0.2 million as a result of the respective acquisitions of Svianed and VEW Telnet.

        Interest income increased by approximately Euro 7.5 million to Euro 12.9 million for the year ended December 31, 1999 from Euro 5.4 million for the year ended December 31, 1998. This increase was primarily related to Versatel's positive cash balance as a result of its debt and equity offerings.

        Interest expense increased by Euro 54.3 million to Euro 71.4 million for the year ended December 31, 1999 from Euro 17.1 million for the year ended December 31, 1998. This increase is primarily related to the accrual of interest expense on its indebtedness.

        Currency exchange losses, net, increased by Euro 46.0 million to Euro
43.7 million for the year ended December 31, 1999 from a net gain of Euro 2.3 million for the year ended December 31, 1998 due to currency exchange losses on Versatel's U.S. dollar denominated liabilities resulting from appreciation of the U.S. dollar against the euro.

5.B     LIQUIDITY AND CAPITAL RESOURCES

        We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to May 1998, we financed our growth primarily through equity and subordinated loans from our shareholders. Since then, we have raised an aggregate of Euro 1,960 million and $565 million in net proceeds, net of offering expenses, in a series of debt and equity offerings, most recently in March 2000, when we (i) issued Euro 300 million 11 1/4% Senior Euro Notes due 2010, (ii) sold 10,200,000 ordinary shares (5,100,000 of which were sold by a number of selling shareholders) as well as
(iii) issued Euro 360 million of 4% Senior Convertible Notes due 2005. We raised net proceeds, after transaction expenses, of Euro 282.0 million, Euro 238.3 million and Euro 350.0 million, in these offerings, respectively.

        We have used a significant amount of the net proceeds of the debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes.

        Our existing cash balances, together with other available financing and cash flows from operations, should provide us with sufficient capital to fund planned capital expenditures to expand our local access network, invest in Internet and data services, as well as for acquisitions and anticipated losses for the next 24 to 36 months. We expect to raise additional funds in 2002 through public or private financing or from financial institutions.

        Although we currently maintain significant cash balances, we may require additional capital earlier than anticipated to continue funding the expansion and development of our network and service offerings as well as for acquisitions.

        To date, we have made limited use of bank facilities and capital lease financing. We may seek to raise senior secured debt financing in the future to fund the expansion of our network and for general corporate purposes.

        After May 15, 2001, our funds that have been placed in escrow to cover interest payments on the high yield notes issued in 1998 will have been exhausted and, as a result, we will need to increase substantially our net cash flow in order to meet our debt service obligations.

        The general rate of inflation has been low in the Benelux and Germany in recent years. We do not expect that inflationary pressures in the future, if any, will have a material impact on our results of operations or financial condition.

        Net cash used in operating activities was Euro 191.0 million in the year ended December 31, 2000, compared to Euro 70.1 million during the year ended December 31, 1999. This increase was primarily the result of an increase in operating losses and the increase in accounts receivable as a result of increased revenues.

        Net cash used in investing activities was Euro 560.4 million in the year ended December 31, 2000, compared to Euro 472.5 million during the year ended December 31, 1999. This increase was the result of the formation of, and the acquisition of Northpoint's stake in, Versapoint, the acquisitions of KomTel and Compath, substantial ongoing capital expenditures to expand our network and operations as well as finance cost incurred in the first quarter as a result of the equity and debt offerings in March 2000.

        Net cash provided by financing activities was Euro 944.5 million in the year ended December 31, 2000, primarily as a result of the equity and debt offerings in March 2000, compared to Euro 1,358.6 million during the year ended December 31, 1999.

5.C     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        We have not incurred, or capitalized any costs for research and development, patents and licenses during 2000. We purchase the technology required for our network from independent third party suppliers.

5.D     TREND INFORMATION

Increase in demand for telecommunications services

        The telecommunications market in our target markets continues to grow. We believe that this growth can be attributed to a globalization of the business community and an increase in the demand for bandwidth. However, in general, per unit prices for communications services have decreased over the last several years, both for voice services as well as for data and Internet services. Although we have seen a stabilization, and in limited cases an increase, of per unit prices for certain communications services, there can be no assurances that we will not experience future per unit price declines. Through our direct access and carrier services, we also generate revenues on a subscription basis. We have experienced a decline in the variable costs associated with minutes of communications traffic as well as the cost of Internet Protocol (IP) transmission. If reductions in variable costs do not in fact outpace reductions in variable revenues, we may experience a substantial reduction in our margins on minutes of communication traffic which, absent a significant increase in billable minutes of traffic carried, increased charges for other services, or a shift in the mix of subscription and variable revenues to more subscription revenues, would have a material adverse effect on our business and financial results.

Regulatory developments

        The European telecommunications industry is still in a process of gradual deregulation. Despite a number of regulatory initiatives supporting the liberalization of the telecommunications market, many EU Member States have only recently liberalized their telecommunications markets and established competitive regulatory structures and a national regulatory authority to replace the monopolistic environment in which the national PTTs previously operated. In addition, the national PTTs in the markets in which we operate have tried to delay the liberalization process, which resulted in delays in the introduction of some of our services.

Technological developments

        The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new products and services, and increased availability of transmission capacity, as well as the increasing utilization of Internet-based technologies for voice and data transmission. Our success will depend substantially on our ability to predict which of the many possible current and future networks products and services will eventually be successful. In particular, as we further expand and develop our network, we will become increasingly exposed to the risks associated with the relative effectiveness of the technology and equipment that we have installed.

Introduction of the euro

        On January 1, 1999, the euro was introduced and became legal tender in the 11 member states of the European Union that are participating in the third stage of the European Monetary Union. These member states include The Netherlands, Belgium and Germany. The conversion rates between the national currencies of these member states and the euro was fixed on December 31, 1998. On January 1, 2002, euro bank notes and coins are expected to enter circulation and by July 1, 2002 all participating national currencies are expected to be removed from circulation. We believe that, as a result of the introduction of the euro, there will be a greater transparency in prices in our markets, which may lead to further price competition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A     DIRECTORS AND SENIOR MANAGEMENT

        The members of the supervisory board and the management board of Versatel and other executive officers of Versatel and their respective ages and positions are set forth below.

Management Board

        Raj Raithatha is the sole managing director (statutair directeur) of Versatel.

Supervisory Board

Name                               Age    Date of appointment     Position
---------                        -------- ----------------------- -----------

R. Gary Mesch (1) ...............   47    September 29, 2000      Chairman
Leo W. A. M. van Doorne..........   41    December 1, 1995        Member
Johan G. Wackwitz................   46    August 14, 1998         Member
James R. Meadows.................   48    August 14, 1998         Member
Sander van Brummelen.............   59    July 23, 1999           Member
Jorg Mohaupt.....................   34    May 12, 2000            Member

------------------
(1) Until his appointment as Chairman of the Supervisory Board on September 29, 2000, R. Gary Mesch was Versatel's Managing Director and Chief Executive Officer.

Executive Board

Name                               Age    Date of appointment     Position
---------                        -------- ----------------------- -----------
Raj Raithatha ....................  38    September 29, 2000      Managing Director and Chief
                                                                  Executive Officer
Philippe Santin ..................  46    October 23, 2000        Chief Financial Officer
Marc A. J. M. van der Heijden.....  42    June 6, 1998            Chief Regulatory Officer and
                                                                  Vice President Public Affairs
Aad T. Beekhuis...................  54    March 1, 2000           Chief Operations Officer
Jan van Berne.....................  38    September 1, 2000       General Counsel and Vice
                                                                  President Legal and Corporate
                                                                  Affairs
Daniel Hayes......................  41    June 1, 2000            Chief Information Officer

Biographies

        R. Gary Mesch has served as Chairman of the Supervisory Board since September 2000. Prior to his appointment to the Supervisory Board he served as Managing Director of Versatel individually or through his position as President of Open Skies International Inc. ("Open Skies") since October 1995. In 1991 he founded and became President of Open Skies, a telecommunications consultancy with operations based in Amsterdam, which provided consulting for early stage development of competitive European telecommunications businesses. From 1991 to 1995 Open Skies advised such clients as Unisource, PTT Telecom International,

Inmarsat, NEC and Eurocontrol. In 1984 he founded and until 1990 he managed the commercial operations of NovaNet, a Denver-based provider of satellite-based data communications networks. NovaNet was acquired by ICG Communications in 1993. From 1981 to 1983 he served as director of sales for Otrona Advanced Systems, a Colorado-based manufacturer of high performance computer systems. From 1975 to 1981 he served as a senior systems engineer with Westinghouse Electric. Mr. Gary Mesch holds a B.S. in Electrical Engineering from the University of Colorado and an M.B.A. from Denver University.

        Leo W. A. M. van Doorne has served as a member of the Supervisory Board of Versatel since December 1995, until October 2000 in the capacity of Chairman. Since 1996, Mr. van Doorne has been the Managing Director of NeSBIC Groep B.V., a venture capital company and a subsidiary of Fortis, an international group of more than 200 companies operating in the fields of insurance, banking and investments. From 1994 to 1996 he served as Managing Director of NeSBIC Venture Management B.V. From 1990 to 1994 he was Regional Director of Banque de Suez Nederland N.V. Mr. van Doorne serves as a member of the supervisory board of various other companies. Mr. van Doorne holds a degree in law from the University of Utrecht.

        Johan G. Wackwitz has served as a member of the Supervisory Board of Versatel since August 1998. Mr. Wackwitz is a member of the management board of COBEPA S.A. and Paribas Deelnemingen N.V. From 1991 to 1993 he was employed by Paribas in its capital markets division and responsible for the Benelux within the investment-banking group. From 1979 to 1991 he served at various management positions at Bankers Trust Company. Mr. Wackwitz serves as a member of the supervisory board of various other companies. Mr. Wackwitz holds a degree in economics from the Rijks Universiteit Groningen and an MBA from Columbia University.

        James R. Meadows has served as a member of the Supervisory Board of Versatel since August 1998. Mr. Meadows is a member of the Board of Directors of AshleyLaurent, a supplier of security software for the Internet. He is the founder of Direct International, Inc., a telecommunications company and the co-founder and former President and CEO (from 1997 until 2000) of PrimeTec International, a U.S.-based telecommunications services provider. From 1989 to 1997 he served as Director of Government Affairs at Capital Network System, Inc.
(CNSI), a telecommunications services provider. Mr. Meadows is a member of the Board of Directors of Lone Star 2000, a public policy foundation. Mr. Meadows holds a degree in history from the University of Texas at Austin.

        Sander van Brummelen has served as a member of the Supervisory Board of Versatel since July 1999. Mr. Van Brummelen is a member of the Executive Board of PinkRoccade, an information and communication technology company since the end of 2000. Prior to this appointment, he served as Managing Director of Gak Holding beginning 1996. From 1992 to 1996 he served as a principal director of Gak and from 1982 to 1992 he served as IT director of Gak. From 1979 to 1982 he served in managing positions at KPN Telecom. Mr. van Brummelen serves as a member of the supervisory boards of two other companies, CC Drive and M&I partners. Mr. van Brummelen holds a degree in technical engineering from the University of Delft.

        Jorg Mohaupt has served as a member of the Supervisory Board of Versatel since May 2000. Mr. Mohaupt is Managing Director and founder of Continuum Group Limited, a telecommunications infrastructure investment firm. From 1999 to 2000 he served as Executive Director in the Telecom Group at Morgan Stanley Dean Witter in London. From 1997 to 1999 he worked at Lehman Brothers in New York and London as Vice-President and later Director in the Telecom Group. From 1996 to 1997 he worked at Cowen & Company in New York. From 1994 to 1996 he worked as Senior Advisor Internal Business Development at KPN. From 1993 to 1994 he worked as a consultant at Coopers & Lybrand in the telecommunications group and from 1992 to 1993 as a business development manager at Cable & Wireless.

        Raj Raithatha has served as Chief Executive officer and Managing Director of Versatel since September 2000. From April 1998 to September 2000 he served as Vice President Finance and Chief Financial Officer of Versatel. From 1994 to April 1998 he served as Chief Financial Officer and Director of Business Development of ACC Corp.'s European Operations. From 1992 to 1994 he served as Finance Director of Bay Trading Company. From 1989 to 1992 he served as divisional finance director at Securiguard Group plc and from 1987 to 1989 he was financial controller at Harrison Willis. From 1983 to 1987 he was employed by KPMG Peat Marwick. Mr. Raithatha holds a degree in economics and mathematics from the University of Cardiff, Wales.

        Philippe Santin has served as Chief Financial Officer of Versatel since November 2000. Prior to this time, he held the position of Chief Financial Officer with Impress Group B.V., a privately owned metal packaging organization with 7,200 employees operating in 13 countries, since its formation in 1997. Previous to his position at Impress Group he held several financial controller positions at Pechiney. At Pechiney, he worked in its subsidiaries Food Europe (1991-1997), Pechiney Corporation in the U.S. (1986-1991) and Aluminerie De Becancour in Quebec, Canada (1983-1986).

        Marc van der Heijden, co-founder of Versatel in 1995, became Versatel's Chief Regulatory Officer and Vice President Public Affairs in 1998. During the period 1995 to the end of 1998 he served as outside regulatory counsel to Versatel on matters of telecommunications and regulatory policy. Prior to 1995 he was an independent consultant specialized in Telecommunications law and advisor to the European Commission and the governments of both The Netherlands and the United Kingdom. He also advised various other telecommunications companies such as France Telecom and KPN Telecom as well as financial institutions such as ABN AMRO and the Nederlandse Investerings Bank. He worked as an expert for KPMG Peat Marwick on bidding processes for mobile telephony and sale of cable companies. Marc van der Heijden holds a degree in law.

        Aad T. Beekhuis has served as Chief Operations Officer since March 2000. From April 1999 to March 2000 Mr. Beekhuis served as Project Director of KPN Telecom responsible for the strategy and rollout program for the ADSL network. From July 1998 to March 1999 he served as Project Director with Nokia where he was responsible for launch of the BEN mobile network in The Netherlands. From 1995 to 1998 Mr. Beekhuis served as a Project Manager responsible for rollout of the fixed communications network, and later as an interim manager responsible for TelFort's rollout of its mobile network. From 1993 to 1995 Mr. Beekhuis served as a Managing Director with RAM Mobile Data C.V. From 1973 to 1993, he worked in strategic marketing, sales and other positions at KPN Telecom.

        Jan A. van Berne was appointed to Versatel's Executive Board in September 2000 as General Counsel and Vice-President Legal and Corporate Affairs. Mr. Van Berne has been responsible for Versatel's corporate legal affairs since December 1998. Prior to joining Versatel in December 1998, he worked at Radio Holland N.V. from 1991 to 1998 where he held various positions. From January 1998 to December 1998 as programme manager Y2K of SAIT-Radio Holland N.V. and from 1997 to 1998 as manager legal affairs of SAIT-Radio Holland N.V. in Brussels. From 1994 to 1995 he was legal counsel of Radio Holland's subsidiary Debitel Nederland.

        Daniel Hayes joined Versatel in March 2000 on an interim basis from Andersen Consulting and permanently accepted the position of Chief Information Officer in May 2000. Mr. Hayes oversees all IT related activities and departments. Prior to joining Versatel, he was an Associate Partner in the Dallas, Texas office and part of the Global Communications Industry Group at Andersen Consulting. During the last seven years of his 15 year career with Andersen Consulting, he worked primarily with middle market accounts where he developed programs to improve basic infrastructures related to core OSS capabilities for communication companies. Prior to joining Andersen Consulting he worked in the retail industry for 13 years.

6.B     COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        The total aggregate compensation for the Supervisory Board of the Company as a group for 2000 was Euro 0.1 million. The total aggregate compensation (including amounts paid pursuant to management and consulting agreements) of all executive officers (including the Managing Director) of Versatel as a group for 2000 was Euro 1.8 million. During 2000, an aggregate of 650,000 options to purchase 650,000 ordinary shares were granted to executive officers under the 2000 Stock Option Plan. 450,000 of these options have an exercise prices of Euro 0.02 and 200,000 options have an exercise price of Euro 79.19. All these options expire in seven years from the date the options were granted. No options have been granted to any of our supervisory board members.

        Included in the total aggregate compensation for our executive officers is Euro 0.1 million to provide for pension and other retirement benefits for our executive officers.

6.C.    BOARD PRACTICES

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

        Pursuant to the articles of association, the supervisory board consists of such number of members as may be determined by the general meeting of shareholders. The members of the supervisory board are appointed by the general meeting of shareholders. Resolutions of the supervisory board require the approval of a majority of the members. The supervisory board meets each time this is deemed necessary by one of its members. Every retiring supervisory director may be re-appointed, provided that such supervisory director has not attained the age of 72. A member of the supervisory board must retire not later than on the day of the general meeting of shareholders held in the year in which such member reaches the age of 72.

        A member of the supervisory board may at any time be suspended or dismissed by the general meeting of shareholders. The members of the supervisory board will receive such remuneration as determined by the general meeting of shareholders.

        None of the members of the supervisory board of Versatel has an employment agreement or service agreement with the Company, as such is not allowed under Dutch law. For details on the period of service for the individual members of the supervisory board, see "-- Directors and Senior Management".

Management Board

        The management of Versatel is entrusted to the management board under the supervision of the supervisory board. The articles of association provide that the management board may lay down further rules and regulations with respect to its procedures and internal organization. These rules require the prior approval of the Supervisory Board. In addition, our articles of association list certain actions, which require prior approval of the supervisory board. Such actions include, among other things, the issuance of shares against payment in kind.

        The management board consists of such number of members as may be determined by the general meeting of shareholders. In addition, the general meeting of shareholders appoints the members of the management board.

        The general meeting of shareholders has the power to suspend or dismiss members of the management board. The supervisory board also has the power to suspend members of the management board. If a member of the management board is temporarily prevented from acting, the remaining members of the management board shall temporarily be responsible for the management of Versatel. If all members of the management board are prevented from acting, a person appointed by the supervisory board (who may be a member of the supervisory board) will be temporarily responsible for the management of Versatel. The compensation and other terms and conditions of employment of the members of the management board are determined by the supervisory board.

        Mr. Raj Raithatha was appointed to the management board of Versatel in September 2000 and is currently the sole member of the management board. Mr. Raithatha has been appointed for an indefinite term.

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

        Under the Large Company Rules, members of our supervisory board would no longer be elected by the shareholders at the general meeting of shareholders, but would be appointed by the supervisory board itself. Each of the general meeting of shareholders and the employees, through a works council, would have the right to:

        (i) make non-binding recommendations for members of the supervisory board and

        (ii) object to proposed appointments of a members of the supervisory board, but such appointment would still take place if the objection were declared unfounded by the Enterprise Chamber of the Amsterdam Court of Appeal. The general meeting of shareholders and the works council must also be informed by the supervisory board of the names of the persons to be appointed to the supervisory board before such appointments become final.

        In addition, under the Large Company Rules the supervisory board appoints, and can suspend and dismiss, members of the management board. The supervisory board, however, cannot dismiss members of the management board, before the general meeting of shareholders has been consulted. Currently, the general meeting of shareholders appoints the members of our management board. The supervisory board would also adopt the annual accounts of the Company under the Large Company Rules, but the general meeting of shareholders must approve such adoption. Furthermore, certain corporate actions, including the issuance of debt or equity, certain investments, the termination of a large number of employees and far-reaching changes in the working conditions of a large number of employees, require supervisory board approval under the Large Company Rules.

        We would be subject to the Large Company Rules and be required to revise our system of corporate governance, inter alia, three years after we or one of our subsidiaries institutes a work council under the Netherlands Works Council Act. Under Netherlands law, we are required to facilitate a works council, but no works council existed as of December 31, 2000. We would be exempt from the Large Company Rules, however, if, among other things, the majority of our employees and those of our subsidiaries are employed outside The Netherlands. As of the date of this annual report, approximately 51% of our full-time employees were employed in The Netherlands.

        A works council is a representative body of the employees of a Dutch company elected by the employees. The management board of any company with a works council must seek the non-binding advice of the works council before taking certain decisions such as those related to a major restructuring or a change of control. Other decisions directly involving employment matters, such as those affecting employee compensation systems, or pension or profit sharing plans, may only be taken with the works council's approval. A works council may recommend a candidate for the supervisory board and may also object to the appointment of a proposed candidate to the supervisory board.

Board Committees

        Versatel is listed on the Nasdaq National Market and the Euronext/AEX. Netherlands Law and the Euronext/AEX listing rules do not require listed companies to establish any committees. Nasdaq rules however, require an Audit Committee and recommend certain other committees.

        Audit Committee. During the Supervisory Board Meeting of December 11, 2000, an Audit Committee was established. The Committee consists of Messrs. Leo van Doorne, Sander van Brummelen and Jorg Mohaupt. The Committee reviews the operating results with the CFO and independent auditors, considers the adequacy of internal controls and audit procedures and reviews non-audit services that are provided by the external auditors.

        Remuneration Committee. During the Supervisory Board Meeting of December 11, 2000, a Remuneration Committee was established. The Committee consists of Messrs. Gary Mesch, James Meadows and Hans Wackwitz. The Committee makes recommendations to the supervisory board concerning salaries and incentive compensation for our employees and consultants, including all executive officers and the Managing Director, including the assessment of the Versatel stock option plans.

        Financial Committee. During the Supervisory Board Meeting of December 11, 2000, a Financial Committee was appointed. The committee consists of Gary Mesch, Jorg Mohaupt and Philippe Santin. The Committee makes recommendations to the supervisory board regarding Versatel's financial situation.

6.D     EMPLOYEES

        On December 31, 2000, Versatel had 1,760 full-time employees, 51 temporary employees and 91 full-time consultants. On December 31, 1999, Versatel had 902 full-time employees, 55 temporary employees, and 180 full-time consultants. None of our employees is represented by a labor union or covered by a collective bargaining agreement, and we have never experienced a work stoppage. We consider our employee relations to be good.

        The following table sets forth the number of full-time employees on a country basis at the end of 2000, 1999 and 1998.

                                              2000           1999           1998
                                              ----           ----           ----

The Netherlands ...................            875            545            175
Belgium ...........................            293            134             16
Germany ...........................            587            223           --
France ............................              3           --             --
United Kingdom ....................              2           --             --
                                             -----          -----          -----
  Total ...........................          1,760            902            191
                                             =====          =====          =====

        Included in the number of employees on December 31, 2000, are 188 employees of Versapoint (106 employees in The Netherlands, 77 employees in Germany, three in France, and two in the United Kingdom). Versatel acquired a 100% interest in Versapoint on December 29, 2000.

6.E     SHARE OWNERSHIP

        The following table sets forth the number of shares and options beneficially held by, or granted to, the members of our supervisory board, management board and executive officers as of March 16, 2001.

                                                Shares       Options (1)
                                                ------       -----------

Supervisory Board
R. Gary Mesch (2)(3).........................  4,529,894             -
Leo W. A. M. van Doorne......................          -             -
Johan G. Wackwitz............................          -             -
James R. Meadows.............................          -             -
Sander van Brummelen.........................          -             -
Jorg Mohaupt.................................          -             -

Executive Officers
Raj Raithatha (3)............................  1,265,908       247,000
Philippe Santin (3)..........................          *             *
Marc A. J. M. van der Heijden (3)............          *             *
Aad T. Beekhuis (3)..........................          *             *
Jan A. van Berne (3).........................          *             *
Daniel Hayes (3).............................          *             *
-----------------
 *   Less than one percent of the ordinary shares of the Company outstanding.
(1) Each option entitles the holder thereof to acquire one ordinary share of the Company.
(2) R.Gary Mesch has informed Versatel that he has entered into a share management agreement in 2001 with MeesPierson N.V. pursuant to which MeesPierson will manage, and may sell up to, 1.1 million of Versatel's ordinary shares owned by Gary Mesch. Under the agreement, MeesPierson will have absolute discretion in managing the shares and R. Gary Mesch is not permitted to give any instructions or otherwise exercise any subsequent influence over how, when, or whether any shares will be sold. The agreement contains a written formula specifying the price limits below which no shares may be sold under the agreement. R.Gary Mesch may reset these limits once a year, but only during the five business days following the announcement of Versatel's annual results.
(3) The number of shares held by all directors and executive officers as a group amounted to 6,486,590 shares. The aggregate number of options issued to the executive officers as a group amounted to 1,432,000. 200,000 of these options have an expiry date of March 2007 and an exercise price of Euro 79.19, 710,000 of these options have an expiry date of June 2003 and an exercise price of Euro 1.16, 400,000 options have an expiry date of June 2007 and an exercise price of Euro 0.02, and 122,000 options have an expiry date of January 2008 and an exercise price of Euro 0.02.

Option Plans

        Versatel has established the following stock option plans: the 1997 Stock Option Plan (the "1997 Plan"), the 1998 Stock Option Plan (the "1998 Plan"), the 1999 Stock Option Plan (the "1999 Plan") and the 2000 Stock Option Plan (the "2000 Plan").

1997 Stock Option Plan

        In December 1996, Versatel's shareholders approved the 1997 Stock Option Plan. The 1997 Plan provides for the grant of options to certain key employees of Versatel to purchase ordinary shares of Versatel. Under the 1997 Plan, no options have been granted with an expiration date of more than five years after the granting of the option. The option exercise price is determined in the particular grant of the option.

        As of December 31, 2000, 398,000 options to purchase 398,000 ordinary shares had been granted under the 1997 Plan. No further options will be granted under the 1997 Plan. As of December 31, 2000, 323,000 options granted under the 1997 Plan had been exercised for a total of 323,000 shares.

1998 Stock Option Plan

        In March 1998, Versatel's shareholders approved the 1998 Stock Option Plan. The 1998 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option. We reserved 5,000,000 ordinary shares for issuance under the 1998 Plan.

        As of December 31, 2000, 5,000,000 options to purchase 5,000,000 ordinary shares have been granted under the 1998 Plan and Versatel does not intend to grant any more options under the 1998 Plan. As of December 31, 2000, 3,435,716 options granted under the 1998 Plan had been exercised for a total of 3,435,716 shares.

1999 Stock Option Plan

        In January 1999, Versatel's shareholders approved the 1999 Stock Option Plan. The 1999 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price determined in the particular grant of the option. We have reserved 2,500,000 ordinary shares for issuance under the 1999 Plan.

        As of 31 December 2000, 1,908,500 options to purchase 1,908,500 ordinary shares have been granted under the 1999 Plan. Versatel expects to grant the remaining 591,500 options under the terms and conditions of the 2000 Plan. As of December 31, 2000, 335,910 options granted under the 1999 Plan had been exercised for a total of 335,910 shares.

2000 Stock Option Plan

        In December 1999, Versatel's supervisory board approved the 2000 Stock Option Plan. The 2000 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years after the date of the grant and will last five years. The option exercise price shall be determined by Versatel. We have reserved 3,000,000 ordinary shares for issuance under the 2000 Plan.

        As of December 31, 2000, options to purchase 2,538,850 ordinary shares have been granted under the 2000 Plan. We expect to grant the remaining 461,150 options to purchase ordinary shares under the 2000 Plan along with the remaining 591,500 options under the 1999 plan in 2001. As of December 31, 2000, 67,000 options granted under the 2000 Plan had been exercised for a total of 67,000 shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A     MAJOR SHAREHOLDERS

        As of March 16, 2001, 89,929,607 ordinary shares are issued and outstanding. On this date, none of the preference shares or the priority share were issued and outstanding. As of this date 3,926,745 ADS were issued and held by 20 record holders. The following table sets forth information regarding the beneficial ownership of the ordinary shares of Versatel as of March 16, 2001, by each beneficial owner of 5.0% or more of the ordinary shares. All holders of ordinary shares are entitled to one vote per share. There are no cumulative voting rights.

                                                Number         Percent of Shares
Name of Beneficial Owner                        of Shares      Outstanding(1)
------------------------                        ---------      --------------

NeSBIC Venture Fund C.V.(2).................... 12,357,521          13.7%
Minister of Finance, Singapore.................  6,191,581           6.9%
Paribas Deelnemingen N.V.......................  5,934,992           6.6%
R. Gary Mesch (3)..............................  4,529,894           5.0%
-------------
(1) Percentages do not reflect the issuance of an aggregate of 12,500 shares approved for issuance by our shareholders in connection with earn-out obligations relating to the acquisitions ITinera. Does not give effect to dilution from the exercise of warrants covering 1,524,209 ordinary shares issued in the first high yield offering and the second high yield offering that have not been exercised as of December 31, 2000 or to options outstanding to employees covering 5,245,593 ordinary shares (all as adjusted to give effect to the 2-for-1 stock split on April 13, 1999).
(2) Includes 1,038,705 ordinary shares held by NeSBIC Groep B.V., an affiliate of NeSBIC Venture Fund C.V.
(3) R.Gary Mesch has informed Versatel that he has entered into a share management agreement in 2001 with MeesPierson N.V. pursuant to which MeesPierson will manage, and may sell up to, 1.1 million of Versatel's ordinary shares owned by Gary Mesch. Under the agreement, MeesPierson will have absolute discretion in managing the shares and R. Gary Mesch is not permitted to give any instructions or otherwise exercise any subsequent influence over how, when, or whether any shares will be sold. The agreement contains a written formula specifying the price limits below which no shares may be sold under the agreement. R.Gary Mesch may reset these limits once a year, but only during the five business days following the announcement of Versatel's annual results.

Lock-up Arrangements

        At the time of our initial public offering, and pursuant to AEX regulations then in effect, our shareholders and the members of our supervisory board and management board entered into lock-up agreements with ING Bank, our listing agent. AEX regulations at that time prohibited any member of our supervisory board or management board, subject to the exception described below, from disposing, after the date of the initial public offering on July 23, 1999, of any ordinary shares acquired by such member before the date of the initial public offering. In addition, under such AEX regulations, any holder of 5% or more of our outstanding share capital before that date of the initial public offering could not, for three years after the date of the initial public offering, sell (collectively with all other holders of 5% or more of our outstanding share capital acquired before the date of the initial public offering) in the aggregate more than 25% of the number of our ordinary shares outstanding before the date of the initial public offering. If we report a profit, this lock-up requirement also allowed such shareholders to dispose collectively of a maximum up to (i) 50% of the shares issued and outstanding before the date of the initial public offering if a profit was made for one year or (ii) 75% of the shares issued and outstanding before the date of the initial public offering if a profit was made for two years.

        Under AEX regulations at the time of our initial public offering, holders of 5% or more of our outstanding share capital could dispose of their remaining interest if such disposition (i) is consummated through a public secondary offering involving a due diligence investigation and the issuance of a prospectus, (ii) complies with the listing rules of the AEX and (iii) occurs at least one year after the date of the initial public offering. In addition, the lock-up arrangements do not prohibit any member of our supervisory board or management board from disposing of any ordinary shares acquired after the date of the initial public offering pursuant to the exercise of options which were granted under our stock option plans prior to the initial public offering.

        In November 2000, however, the AEX adopted new lock-up regulations which provide a substantial relaxation of the old regime. Under the new rules, the lock-up for shareholders and members of the supervisory board and management board expires one year after the date of the initial public offering. These new AEX regulations may provide relief for our shareholders and members of our supervisory board and management board with respect to their lock-up arrangements.

7.B     RELATED PARTY TRANSACTIONS

Loans to Directors and Officers

        As of the date hereof no loans were outstanding from Versatel to any of its directors or executive officers.

7.C     INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        1-3. Consolidated Financial Statements. Our audited consolidated financial statements are included under "Item 18 -- Financial Statements". Except for our consolidated financial statements included under Item 18, our auditors have audited no other information in this annual report.

        4. Not applicable.

        5. Not applicable.

        6. Export Sales. For a breakdown of our revenues in The Netherlands, Belgium and Germany, see "Item 5.A -- Operating Results".

        7. Legal and Arbitration Proceedings. None of our current legal or arbitration proceedings is expected to have a significant effect on our financial position or profitability. None of our legal or arbitration proceedings has had in the past a significant effect on our financial position or profitability. See also Item 4B. "Business Overview -- Legal Proceedings."

        8. Dividend Policy. We have never declared or paid any dividends on our ordinary shares or ADSs and we do not anticipate paying any cash dividends in the foreseeable future. The indentures that govern our high yield notes limit and, for the foreseeable future, effectively prohibit our ability to declare or pay cash dividends.

8.B     SIGNIFICANT CHANGES

        We have initiated an organizational restructuring which is expected to lead to a reduction of approximately 300 employees. We have implemented our organizational restructuring in order to realize synergies existing in our operations resulting from our increased scale.

        As a result of this restructuring, Versatel expects to recognize a one-time charge of approximately Euro 7.5 million in the first quarter of 2001 to cover employee termination costs. Total annual savings in sales, general and administrative expenses are estimated to be approximately Euro 15.0 million with Euro 10.0 million, of such savings to be realized in 2001.

Item 9. THE OFFER AND LISTING

9.A     LISTING DETAILS

        Our ordinary shares and our American Depositary Shares ("ADSs") have been traded on the Amsterdam Stock Exchange ("AEX") and the Nasdaq National Market, respectively, under the symbol "VRSA" since July 23, 1999, the date of our initial public offering.

        The following table sets forth, for the periods indicated the high and low closing bid prices per ordinary share in euro as reported on the AEX.

Period                                                     High           Low
----------                                               --------        ------
                                                           Euro            Euro
Third Quarter 1999 (1)...............................      14.75          10.15
Fourth Quarter 1999..................................      41.20          10.10
First Quarter 2000...................................      80.35          28.60
Second Quarter 2000..................................      48.70          26.60
Third Quarter 2000...................................      45.30          26.10
Fourth Quarter 2000..................................      26.30           8.45
September 2000.......................................      36.80          26.10
October 2000.........................................      26.30          14.50
November 2000........................................      25.45          11.50
December 2000........................................      10.90           8.45
January 2001.........................................      18.00           8.75
February 2001........................................      15.45          10.50
March 2001 (through March 27)........................      11.00           6.05
------------------
(1)  Since July 23, 1999, the date of our initial public offering.

        The closing bid price for our ordinary shares as reported on the AEX on March 27, 2001, was Euro 6.39.

        The following table sets forth, for the periods indicated the high and low closing bid per ADS as reported on the Nasdaq National Market.

Period                                                   High            Low
----------                                              ------          -----
                                                           $              $
Third Quarter 1999 (1)...............................    15.38          10.63
Fourth Quarter 1999..................................    37.50          10.88
First Quarter 2000...................................    77.25          30.00
Second Quarter 2000..................................    48.25          22.75
Third Quarter 2000...................................    43.94          23.00
Fourth Quarter 2000..................................    22.94           7.50
September 2000.......................................    31.88          23.00
October 2000.........................................    22.94          12.88
November 2000........................................    21.50           9.13
December 2000........................................     9.13           7.50
January 2001.........................................    16.88           8.31
February 2001........................................    14.50          10.13
March 2001 (through March 27)........................    10.13           5.56
-----------
(1) Since July 23, 1999, the date of our initial public offering.

        The closing bid price for the American Depositary Shares as reported on the Nasdaq National Marked on March 27, 2001, was $5.94.

9.B     PLAN OF DISTRIBUTION

        Not applicable.

9.C     MARKETS

        Versatel's ordinary shares are traded on the Euronext/AEX and our ADSs on the Nasdaq National Market. Versatel's $225,000,000 13 1/4% Senior Notes due 2008, its $150,000,000 13 1/4% Senior Notes due 2008, its $180,000,000 11 7/8%
Senior Notes due 2009, its Euro 120,000,000 11 7/8% Senior Notes due 2009 are all listed on the Luxembourg Stock Exchange. Versatel's 11 1/4% Euro 300,000,000 Senior Euro Notes due 2010, its Euro 300,000,000 4% Senior Convertible Notes due 2004, its Euro 360,000,000 4% Senior Convertible Notes due 2005 and its Euro 300,000,000 11 1/4% Senior Notes due 2010 are listed on the Euronext/AEX.

9.D     SELLING SHAREHOLDERS

        Not applicable.

9.E     DILUTION

        Not applicable.

9.F     EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A    SHARE CAPITAL

        Not applicable.

10.B    ARTICLES OF ASSOCIATION

        Versatel was incorporated under the law of The Netherlands on October 10, 1995, as a private company with limited liability, referred to as besloten vennootschap met beperkte aansprakelijkheid or a B.V. Versatel converted its legal structure from a B.V. to a public company with limited liability, referred to as naamloze vennootschap or an N.V., on October 15, 1998 and has its corporate seat in Amsterdam, The Netherlands. Versatel is registered under number 33272606 at the Commercial Register in Amsterdam, The Netherlands.

        Set forth below is a summary of the relevant provisions of the articles of association of Versatel and of relevant provisions of Netherlands law. The following summary of certain provisions of our articles of association is qualified in its entirety by the articles of association filed as Exhibit 1 to this annual report.

Corporate Object

        Article 3 of our articles of association provides that Versatel has as its corporate object:

        o    to provide telecommunication services;

        o to incorporate, to participate in, to manage and to be financially involved in any other way in other companies and enterprises;

        o to provide administrative, technical, financial, economic and management services to other companies, persons and enterprises;

        o to acquire, to dispose of, to manage and to exploit movable and immovable properties and other properties, including but not limited to patents, trade marks, licenses, permits and other industrial ownership rights; and

        o to borrow or to lend money, to grant security-rights, to warrant performances by third parties or to undertake joint and several liability for third parties, all such acts as mentioned above, whether or not performed in co-operation with third parties and including the performance and promotion of all such acts connected therewith, whether directly or indirectly, and all in the widest sense of the word.

Share Capital

        The authorized share capital of Versatel is NLG 18,500,000.05 (Euro 8.39 million), consisting of 175 million ordinary shares with a par value of NLG 0.05 each, 20 million preference shares A with a par value of NLG 0.05 each, 175 million preference shares B with a par value of NLG 0.05 each and one priority share with a par value of NLG 0.05. The authorized capital of Versatel may further be increased by a shareholders' resolution and subsequent amendment of the articles of association. The issued capital must at all times at least equal 20% of the authorized capital.

Ordinary Shares

        Holders of ordinary shares are entitled to one vote per share. There are no cumulative voting rights. Holders of ordinary shares have pre-emptive rights with respect to an issue of ordinary shares in proportion to the total par value of their individual shareholdings. Each ordinary share is entitled to participate equally in dividends and in the distribution of funds in the event of liquidation or dissolution of Versatel and in each case, following distributions on preference shares A, preference shares B and the priority share, if issued. The right to demand a distribution of dividend will lapse five years after the date upon which such dividend became payable.

        Ordinary shares may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. The ordinary shares may at the option of the shareholder, be in registered form or bearer form. The ordinary shares shall, however, be made out to bearer unless the shareholder indicates in writing to Versatel that it wishes to receive an ordinary share in registered form. Only ordinary shares in bearer form are eligible for trading on the AEX/Euronext.

        Ordinary Bearer Shares. Ordinary shares in bearer form are represented by a single global share certificate which may not be exchanged for single or other multiple physical securities, and which Versatel has lodged with Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("NECIGEF") for safe-keeping on behalf of the parties entitled to the underlying ordinary shares. The ordinary shares may only be transferred through the book-entry system maintained by NECIGEF and in accordance with the articles of association of Versatel.

        Ordinary Registered Shares. Holders of ordinary shares in registered form are entered in the register of shareholders, which is updated regularly. No share certificates are issued, however each shareholder may request Versatel to issue an extract from the shareholders' register with respect to its right to one or more registered shares. Versatel is required to do this free of charge. A holder of an ordinary share in registered form may at all times have such shares made out to bearer as further described in the articles of association.

        89,929,607 Ordinary shares are issued and outstanding as of March 16, 2000. These ordinary shares represent 51% of Versatel's authorized capital.

Preference Shares A

        Holders of preference shares A will be entitled to one vote per share. There are no cumulative voting rights. Preference shares A have no pre-emptive rights. Preference shares A are entitled to an annual dividend, to be set by the corporate body authorized to issue the preference shares A.

        Preference shares A may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. The preference shares A will be in registered form and share certificates will not be issued.

        As of the date of this annual report, no preference shares A are issued or outstanding.

Preference Shares B

        Holders of preference shares B will be entitled to one vote per share. There are no cumulative voting rights. Preference shares B have no pre-emptive rights. Preference shares B are entitled to a cumulative annual dividend calculated on the basis of a fixed interest rate, as set by the European Central Bank from time to time, on the paid up portion of the nominal value of the preference shares B, to the extent of the distributable profits, prior to any dividend distribution on any of our other shares being made.

        Preference shares B may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. Notwithstanding such delegation, an issue of preference shares B that would exceed 100% of the number of our other outstanding shares will require the approval of our shareholders at a general meeting. The preference shares B will be in registered form.

        As of the date of this annual report, no preference shares B are issued or outstanding.

Priority Share

        The holder of the priority share will be entitled to one vote. There are no cumulative voting rights. However, the priority share will have certain special voting rights as described below. The priority share has no pre-emptive rights. The priority share is entitled to a nominal annual dividend of 20% of its nominal value, to the extent of distributable profits.

        The priority share may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. The priority share will be in registered form.

        As of the date of this annual report, the priority share is not issued or outstanding.

        On December 17, 1999 and for a period ending December 22, 2001, the shareholders authorized the board of management, under prior approval of the supervisory board, to issue ordinary shares, preference shares A and B as well as to restrict or exclude the pre-emptive rights of shareholders. On September 29, 2000 and for a period ending December 22, 2001, the shareholders authorized the board of management, under prior approval of the supervisory board, to issue the priority share as defined in article 4 of paragraph 1 of the articles of association.

        Holders of fully paid-up shares are not subject to or liable for any further capital calls by the Company.

Reduction of Share Capital

        The general meeting of shareholders may pass a resolution for the reduction of the issued capital of the Company by (i) redeeming shares or (ii) reducing the par value of the outstanding shares by amendment of the articles of association. The issued and paid-in capital of the Company may not be reduced below the minimum capital prescribed by law at the time of the resolution. A resolution for the reduction of capital relating to preference shares A and/or B may only be passed with the prior or simultaneous approval of the meeting of said preference shares A and/or B. A resolution for the reduction of capital will require a majority of at least two-thirds of the votes cast, in case less than 50% of the issued and outstanding capital is represented at the general meeting.

Changes in the Rights of Shareholders

        The rights of shareholders may be changed by amendment of the articles of association. A resolution for an amendment of a provision in the articles of association whereby holders of preference shares have been granted any right or an amendment whereby any such right will be prejudiced, will only be valid upon approval of the holders of said shares.

Limitations on the Right to Own Shares

        Neither our articles of association nor Netherlands law impose any limitations on the rights of non-residents of The Netherlands to own shares in our company nor do they impose any limitation on the exercise of voting rights on such shares.

Warrants

        As of the date of this annual report, there were 114,310 outstanding warrants to purchase 1,524,209 ordinary shares at an exercise price of NLG 2.55 (Euro 1.16) per share. All such warrants became exercisable upon the completion of our initial public offering in July 1999.

Dividends

        The profits of Versatel are at the disposal of the shareholders at a general meeting. Dividends shall be paid after the adoption of the annual accounts of Versatel. We may only pay dividends up to the distributable part of our equity. Under Netherlands law, the sum of the called and paid-up capital and certain statutory reserves is not distributable. Subject to the same limitation, the general meeting of shareholders may resolve to pay dividends out of a reserve not required by Netherlands law. Each ordinary share is entitled to participate equally in dividends and in the distribution of funds in the event of liquidation or dissolution of Versatel. Preference shares A are entitled to an annual dividend, to be set by the corporate body authorized to issue such preference shares A. Preference shares B will be paid a cumulative annual dividend calculated on the basis of a fixed interest rate on the paid up portion of their nominal value, to the extent of distributable profits. The priority share will be entitled to a nominal annual dividend of 20% of the nominal value, to the extent of distributable profits.

Board

        For a description of the role of our management board and supervisory board in the management of our company, see "Item 6.C - Board Practices."

        According to our articles of association, in case of a conflict of interest between an individual member of the management board and the Company, prior approval of the supervisory board is required before the management board can adopt the resolution in question.

        The supervisory board determines the compensation of individual members of the management board. The compensation of individual members of our supervisory board is determined by the general meeting of shareholders.

        A member of the supervisory board is required to resign from office at the end of the general meeting of shareholders during which the annual accounts of the Company are considered in the year in which he reaches the age of 72.

        Members of our management board and supervisory board are not required to own any of our shares to serve on the management board or supervisory board.

Annual Accounts

        Within five months after the end of our financial year, the board of managing directors is required to prepare the annual accounts. This period may be extended by the general meeting of shareholders for a period of six months on the basis of special circumstances. The annual accounts accompanied by an annual report must be submitted to the board of supervisory directors for signing and must thereafter be adopted by the general meeting of shareholders. The annual accounts and the annual report will be available to the shareholders and holders of depositary receipts of shares at the office of Versatel as from the date of preparation by the board of managing directors.

General Meeting of Shareholders

        The annual general meeting of shareholders will be held within six months after the end of the financial year. Extraordinary general meetings of shareholders may be convoked when the management board or supervisory board deems such necessary. In addition, extraordinary meetings of shareholders will also be convoked if holders representing at least 10% of the outstanding capital of the Company so request in writing to the management board and/or supervisory board. Such request should specify the topics to be discussed.

        The management board or supervisory board will send a convening notice for a general meeting of shareholders at least 15 days prior to the day of the meeting. The notice will be published in a newspaper with nationwide distribution in The Netherlands as well as in such foreign newspapers as designated by the management board. The notice will state the topics to be discussed or will state where the agenda can be obtained. It will also state the locations where and the date on which shareholders can deposit documentary evidence of their shareholdings against a receipt which may serve as an admission ticket to the meeting. At the general meeting every share will carry the right to cast one vote.

Amendments to the Articles of Association

        The general meeting of shareholders may pass a resolution to amend the articles of association or to dissolve the Company. If the priority share is outstanding, a resolution as set forth in the previous sentence may only be adopted upon the proposal of the holder of the priority share.

Dissolution

        In the event of a dissolution of the Company, the assets of the Company, after payment of all outstanding debts, will be distributed as follows. First, the holders of preference shares A and B and the priority share will be paid the paid-in capital on such shares, plus any unpaid dividends for the current financial year as well as any unpaid dividends for preceding financial years in respect of preference shares B. The balance then remaining will be distributed to the holders of ordinary shares.

Notification of Share Holdings

        Netherlands law provides that any person, foreign or Dutch, who has acquired or transferred shares of a public limited company incorporated under Dutch law which shares have been admitted to the official listing of a securities exchange situated and operating in a member state of the European Union, shall report in writing the acquisition or transfer forthwith to the company and the Securities Board of the Netherlands (STE), if:

        o the acquisition of shares in the capital of the company or the number of votes for all shares in the company results in the acquirer's share reaching or exceeding any of the thresholds of 5, 10, 25, 50, and 66 2/3 %, or

        o the transfer of shares in the capital of the company or the number of votes for all shares in the company results in the acquirer's share falling below any of the thresholds described in
             (1) above.

Anti-Takeover Provisions

        The issuance of preference shares and priority shares may have an anti-takeover effect and delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in that shareholder's best interests, including attempts that might result in a premium over the market price to be paid for the ordinary shares.

        Preference Shares. Our management board has obtained from the shareholders at a general meeting, the authority to issue preference shares, subject to the prior approval of the supervisory board, until December 22, 2001. During this period, our management board is expected to grant a call option on the preference shares B not exceeding 100% of all our other outstanding shares to an independent foundation, "Stichting Continuiteit Versatel Telecom International", incorporated on August 29, 2000, and established under Netherlands law. In the event of a (threatened) hostile takeover bid, the foundation may exercise this option. The foundation will be entrusted with the obligation to take into consideration our best interests and to prevent influences that may threaten our continuity, independence or identity. The minimum amount required to be paid on the preference shares upon issuance is 25% of the nominal amount issued.

        Notwithstanding any delegation by the shareholders at a general meeting of the power to authorize the issuance of any preference shares, a proposed issuance of preference shares B that would exceed 100% of the number of our other outstanding shares will require the approval of our shareholders at a general meeting. In all instances where preference shares are issued without direct shareholder approval, the management board must explain the reason for the issuance within four weeks at a general meeting of shareholders. Within two years after the first issuance of preference shares, a general meeting of shareholders must be held to vote on whether the preference shares should be repurchased or canceled.

        Priority share. Our management board has obtained from the shareholders at a general meeting, the authority to issue a priority share, subject to the prior approval of the supervisory board, until December 22, 2001. During this period, our management board is expected to grant a call option on the priority share to an independent foundation, "Stichting Prioriteit Versatel Telecom International", incorporated on August 29, 2000 and established under Netherlands law. In the event of a (threatened) hostile takeover bid, the foundation may exercise this option. The priority share can only be transferred with the approval of the management board and the supervisory board. The priority share carries the following special voting rights:

        o the right to nominate members for appointment to the management board and supervisory board, which nominations may only be set aside by a resolution of the general meeting of shareholders - adopted by two-thirds of the votes cast representing more than one-half of the issued nominal capital, and

        o the exclusive right to propose amendments to our articles of association, our merger or de-merger transactions or our dissolution.

10.C    MATERIAL CONTRACTS

Description of material indebtedness.

        Following our issuance of $225,000,000 in aggregate principal amount of 13 1/4% Senior Dollar Notes due 2008 (the "First High Yield Offering") and $150,000,000 in aggregate principal amount of 13 1/4% Senior Dollar Notes due 2008 (the "Second High Yield Offering") in May 1998 and December 1998, respectively, we issued the following debt securities during 1999 and 2000:

The Third High Yield Notes Offering

        In July 1999, concurrently with the initial public offering of our shares, we issued $180,000,000 in aggregate principal amount of 11 7/8% Senior Dollar Notes due 2009 and

Euro 120,000,000 in aggregate principal amount of 11 7/8% Senior Dollar Euro Notes due 2009. The notes were sold to Lehman Brothers International (Europe), ING Barings LLC and ING Barings limited, as underwriters. Interest on the notes will be paid semi-annually on January 15 and July 15. The notes are redeemable at the option of Versatel, in whole or in part, at any time on or after July 15, 2004, at 105.937% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after July 15, 2007.

        The notes may also be redeemable at the option of Versatel, in whole but not in part, at any time at a redemption price equal to the aggregate principal amount thereof, plus liquidated damages, if any, to the date fixed by Versatel for redemption, and all additional amounts, if any, then due and which will become due as a result of the redemption or otherwise, in the event of changes affecting Netherlands taxes or as a result of any change in the application of Netherlands tax laws or regulations that require Versatel to pay additional amounts that Versatel determines cannot be avoided by taking reasonable steps. The notes rank equal in right of payment to each other, our other high yield notes, the convertible notes and all other senior indebtedness of Versatel and will be senior in right of payment to any future subordinated indebtedness of Versatel.

        The indentures governing these high yield notes contain covenants applicable to Versatel and certain of its subsidiaries, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, the issuance and sale of capital stock of restricted subsidiaries, transactions with stockholders and affiliates, liens, asset sales, issuances of guarantees of indebtedness by restricted subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The indentures also require Versatel to commence and consummate an offer to purchase the high yield notes for 101% of their aggregate principal amount upon events constituting or which may constitute a change of control of Versatel. In addition, under certain circumstances, Versatel is required by the indentures to offer to purchase the high yield notes with the proceeds of the sale of certain assets. The indentures also provide for events of default which, if any of them occurs, would permit or require the principal of, premium, if any, interest and any other monetary obligations on the high yield notes to become or to be declared to be immediately due and payable. Holders of these high yield notes may under certain circumstances be entitled to receive additional payments in respect of taxes and similar charges in respect of payments on such. The terms of such covenants, such required offers to purchase, such events of default and their consequences and such additional payments, as well as related definitions, set forth in the indenture governing each series of notes also include an optional redemption provision whereby Versatel may, for the first three years after the offering of these notes, redeem up to 35% of such series of notes with the net proceeds of certain public equity offerings by Versatel.

The Fourth High Yield Notes Offering

        In March 2000, we issued Euro 300,000,000 in aggregate principal amount of 11 1/4% Senior Notes due 2010. The notes were sold to Lehman Brothers International (Europe), Morgan Stanley & Co. International Limited and ING Barings Limited, as placement agents, who subsequently sold them to institutional investors in reliance on exemptions under the Securities Act. Interest on the notes will be paid semi-annually on March 30 and September 30. The notes are redeemable at the option of Versatel, in whole or in part, at any time on or after March 30, 2005, at 105.625% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after March 30, 2008.

        The notes will also be redeemable at the option of Versatel, in whole but not in part, at any time at a redemption price equal to the aggregate principal amount thereof, plus liquidated damages, if any, to the date fixed by Versatel for redemption, and all additional amounts, if any, then due and which will become due as a result of the redemption or otherwise, in the event of changes affecting Netherlands taxes or as a result of any change in the application of Netherlands tax laws or regulations that require Versatel to pay additional amounts that Versatel determines cannot be avoided by taking reasonable steps. These notes rank equal in right of payment to our other high yield notes, the convertible notes and all other senior indebtedness of Versatel and will be senior in right of payment to any future subordinated indebtedness of Versatel.

        The indenture that governs the notes contains covenants applicable to Versatel and certain of its subsidiaries, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, the issuance and sale of capital stock of restricted subsidiaries, transactions with stockholders and affiliates, liens, asset sales, issuances of guarantees of indebtedness by restricted subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The indenture also requires Versatel to commence and consummate an offer to purchase the notes for 101% of their aggregate principal amount, upon events constituting or which may constitute a change of control of Versatel. In addition, under certain circumstances, Versatel is required by the indenture to offer to purchase the notes with the proceeds of the sale of certain assets. The indenture will also provide for events of default which, if any of them occurs, would permit or require the principal of, premium, if any, interest and any other monetary obligations on the notes to become or to be declared to be immediately due and payable. Holders of notes may under certain circumstances be entitled to receive additional payments in respect of taxes and similar charges in respect of payments on such. The terms of such covenants, such required offers to purchase, such events of default and their consequences and such additional payments, as well as related definitions set forth in the indenture, also includes an optional redemption provision whereby Versatel may, for the first three years after the offering of these notes, redeem up to 35% of the notes with the net proceeds of certain equity offerings by Versatel.

The First Convertible Notes Offering

        In the First Convertible Note Offering in December 1999, we issued
Euro 300,000,000 in aggregate principal amount of 4% Senior Convertible Notes due 2004. The convertible notes were sold to Lehman Brothers International (Europe), Morgan Stanley & Co. International Limited and ING Bank N.V., as placement agents. Interest on the convertible notes will be paid annually on December 17. The convertible notes are redeemable at the option of Versatel, in whole or in part, at any time on or after December 24, 2002 at their accreted principal amount, plus accrued interest. The convertible notes rank equal in right of payment to the high yield notes, the other convertible notes and all other senior indebtedness of Versatel, and will be senior in right of payment to any future subordinated indebtedness of Versatel.

        The convertible notes also require Versatel to commence and consummate an offer to purchase the convertible notes, for their accreted principal amount, upon certain events constituting or which may constitute a change of control of Versatel. The convertible notes also provide for events of default which, if any of them occurs, would permit or require the principal of, premium, if any, interest and any other monetary obligations on the convertible notes to become or to be declared to be immediately due and payable.

        Under the terms of the convertible notes, "accreted principal amount", with respect to each Euro 1,000 principal amount of notes, will be determined so that, together with accrued interest from the immediately preceding interest payment date for the convertible notes or, if none, the closing date for the convertible notes, and after taking into account any interest paid in respect of such notes in preceding periods, it represents for the holder thereof a gross yield to maturity identical to that applicable in the case of redemption at maturity, being 8.50% per annum and will be calculated in accordance with the following formula, rounded (if necessary) to two decimal places with 0.005 being rounded upwards (provided that if the date fixed for redemption is an interest payment date for the convertible notes, the accreted principal amount shall be as set out in the table below in respect of such interest payment date for the convertible notes):

Accreted Principal Amount = (Previous Accreted Principal Amount X((r X d)/p))-AI
     where
Previous Accreted Principal
   Amount                 = the Accreted Principal Amount on the interest
                            payment date for the First Convertible Notes immediately preceding the redemption date for the First Convertible Notes (or, if the notes are to be redeemed prior to the first interest payment date for the First Convertible Notes,Euro 1,000) as set out below:

Interest Payment Date                          Accreted Principal Amount (Euro)
---------------------                          --------------------------------
December 17, 2000............................             1,045.00
December 17, 2001............................             1,093.83
December 17, 2002............................             1,146.80
December 17, 2003............................             1,204.28
December 17, 2004............................             1,266.64

-------------
r   =   8.50% expressed as a fraction.
d   =   number of days from and including the immediately preceding interest payment date for the convertible notes (or, if the convertible notes are to be redeemed on or before the first interest payment date for the convertible notes, from and including the closing date for the convertible notes) to but excluding the date fixed for redemption, calculated on the basis of a 365 day year and, in the case of an incomplete year, the number of days elapsed.
p   =   365
AI  =   accrued interest on the principal amount of the convertible notes from and including immediately preceding interest payment date for the convertible notes (or, if the convertible notes are to be redeemed on or before the first interest payment date for the convertible notes, from and including the closing date for the convertible notes) to but excluding the redemption date for the convertible notes, calculated on the basis of a 365 day year and, in the case of an incomplete year, the number of days elapsed.

The Second Convertible Notes Offering

        In the Second Convertible Note Offering in March 2000, we issued
Euro 360,000,000 in aggregate principal amount of 4% Senior Convertible Notes due 2004. The convertible notes were sold to Lehman Brothers International (Europe), Morgan Stanley & Co. International Limited and ING Bank N.V., as placement agents. Interest on the convertible notes will be paid annually on March 30. The convertible notes rank equal in right of payment to the high yield notes, the other convertible notes and all other senior indebtedness of Versatel, and will be senior in right of payment to any future subordinated indebtedness of Versatel.

        The convertible notes also require Versatel to commence and consummate an offer to purchase the convertible notes, for their accreted principal amount, upon certain events constituting or which may constitute a change of control of Versatel. The convertible notes also provide for events of default which, if any of them occurs, would permit or require the principal of, premium, if any, interest and any other monetary obligations on the convertible notes to become or to be declared to be immediately due and payable.

        Under the terms of the convertible notes, "accreted principal amount", with respect to each Euro 1,000 principal amount of notes, will be determined so that, together with accrued interest from the immediately preceding interest payment date for the convertible notes or, if none, the closing date for the convertible notes, and after taking into account any interest paid in respect of such notes in preceding periods, it represents for the holder thereof a gross yield to maturity identical to that applicable in the case of redemption at maturity, being 8.50% per annum and will be calculated in accordance with the following formula, rounded (if necessary) to two decimal places with 0.005 being rounded upwards (provided that if the date fixed for redemption is an interest payment date for the convertible notes, the accreted principal amount shall be as set out in the table below in respect of such interest payment date for the convertible notes):

Accreted Principal Amount = (Previous Accreted Principal Amount X((r X d)/p))-AI
        where
Previous Accreted Principal
   Amount                 = the Accreted Principal Amount on the interest
                            payment date for the Second Convertible Notes immediately preceding the redemption date for the Second Convertible Notes (or, if the notes are to be redeemed prior to the first interest payment date for the Second Convertible Notes,Euro 1,000) as set out below:

Interest Payment Date                          Accreted Principal Amount (Euro)
---------------------                          --------------------------------
March 30, 2001.................................            1,045.00
March 30, 2002.................................            1,093.83
March 30, 2003.................................            1,146.80
March 30, 2004.................................            1,204.28
March 30, 2005.................................            1,266.64

-------------
r   =   8.50% expressed as a fraction.
d   =   number of days from and including the immediately preceding interest payment date for the convertible
        notes (or, if the convertible notes are to be redeemed on or before the first interest payment date for the convertible notes, from and including the closing date for the convertible notes) to but excluding the date fixed for redemption, calculated on the basis of a 365 day year and, in the case of an incomplete year, the number of days elapsed.
p   =   365
AI  =   accrued interest on the principal amount of the convertible notes from and including immediately preceding interest payment date for the convertible notes (or, if the convertible notes are to be redeemed on or before the first interest payment date for the convertible notes, from and including the closing date for the convertible notes) to but excluding the redemption date for the convertible notes, calculated on the basis of a 365 day year and, in the case of an incomplete year, the number of days elapsed.

Settlement Agreement with Cromwilld Limited

        On July 20, 1999, Versatel entered into, along with its other shareholders and certain other parties, a settlement agreement with Cromwilld Limited, one of its shareholders, in order to resolve disputes arising out of a pre-existing shareholders' agreement and other matters. The major terms of the settlement agreement provided for:

        o the transfer of 146,988 of our ordinary shares held by Telecom Founders B.V. to Cromwilld;

        o the issuance of 200,000 shares of Versatel on July 20, 1999 to Cromwilld at a price of NLG 7.50 per ordinary share;

        o the ability of Cromwilld to include 1,800,000 of its ordinary shares in our initial public offering;

        o certain piggyback registration rights in favor of Cromwilld that took effect 180 days from the date of our initial public offering;

        o the payment by us of U.S. $300,000 for Cromwilld's fees and expenses related to the Settlement Agreement and certain other matters;

        o the acknowledgement by all parties to the shareholders' agreement of Versatel that the shareholders' agreement would terminate concurrently with the closing of our initial public offering;

        o with withdrawal by Cromwilld of its pending legal proceedings against Versatel and its shareholders;

        o    Cromwilld's full cooperation with our initial public offering;
             and

        o the obligation of Versatel's shareholders, including Cromwilld, to procure the resignation or dismissal of Cromwilld's nominee, Denis O'Brien, from the Supervisory Board of the Company, after the completion of our initial public offering.

        As of December 31, 2000, all of the terms of the Settlement Agreement, except with respect to certain piggyback registration rights provided to Cromwilld, have been completed.

        All other contracts concluded by Versatel during the two years preceding this filing were entered into in the ordinary course of business.

10.D    EXCHANGE CONTROLS

        Netherlands law does not impose restrictions that would affect the remittance of dividend or other payments to nonresident holders of the ordinary shares, ADSs or notes or any other foreign exchange controls.

10.E    TAXATION

                         NETHERLANDS TAX CONSIDERATIONS

        The following discussion, subject to the limitations set forth therein, describes the material Netherlands tax consequences of the acquisition, ownership and disposition of the Shares, ADSs, Notes and/or Warrants, and is the opinion of Arthur Andersen, special Netherlands tax counsel (belastingadviseurs) to VersaTel. This opinion represents Arthur Andersen's interpretation of existing law and jurisprudence. No assurance can be given that tax authorities or courts in The Netherlands will agree with such interpretation. This opinion does not address the income taxes imposed by any political subdivision of The Netherlands or any tax imposed by any other jurisdiction. This opinion does not discuss all the tax consequences that may be relevant to the holders in light of their particular circumstances or to holders that are subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. Changes in Versatel's organizational structure or the manner in which Versatel conducts its business may invalidate this opinion. The laws upon which this opinion is based are subject to change, sometimes with retroactive effect. Changes in the applicable laws may invalidate this opinion and this opinion will not be updated to reflect such subsequent changes. Prospective investors should consult their tax advisors regarding the particular tax consequences of their acquiring, owning and disposing of the shares, ADSs, notes and/or warrants.

Substantial Interest

        A shareholder that owns, either via shares, warrants, conversion rights or options, directly or indirectly 5% or more of any class of shares, or 5% or more of the total issued share capital of a company (a "Substantial Interest"), is subject to special rules. Profit participation rights which give the holder rights to 5% or more of the annual profit or 5% or more of the liquidation proceeds of the target company will also qualify as substantial interest. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. With respect to individuals, attribution rules exist in determining the presence of a Substantial Interest.

        In the situation that a shareholder has or is deemed to have a Substantial Interest in Versatel, then, inter alia, all the Shares, ADSs and/or Warrants such shareholder holds will form a part of this Substantial Interest.

        Unless indicated otherwise, the term "holder", as used herein, includes individuals and entities as defined under Netherlands tax law holding the Shares, ADSs, Notes and/or Warrants but does not include any such person having a Substantial Interest in Versatel.

Dividend Withholding Tax

        Dividends that Versatel distributes are subject to withholding tax at a rate of 25%, unless:

        1. the participation exemption applies and the Shares and/or ADSs are attributable to the business carried out in The Netherlands, or

        2. dividends are distributed to a qualifying EU corporate shareholder satisfying the conditions of the EU directive, or

        3.   the rate is reduced by treaty, or

        4. Surtax (see below) was due on the dividend distribution and the recipient is a resident of The Netherlands, the Netherlands Antilles or Aruba, a Member State of the European Union or a country with which The Netherlands has concluded a treaty for the avoidance of double taxation.

        Dividends may include:

        -   distributions of cash;
        -   distributions of property in kind;
        -   constructive dividends;
        -   hidden dividends;
        -   liquidation proceeds in excess of our recognized paid-in capital;
        - consideration for the repurchase of the Shares and/or ADSs by the Company (including a repurchase by a direct or indirect subsidiary of the Company) in excess of our recognized average paid-in capital, unless such repurchase is for temporary investment, or exempt on the basis of article 4c Dividend Tax Act 1965;
        - proceeds from the redemption of the Shares and/or ADSs in excess of our recognized paid-in capital;
        - stock dividends equal to their nominal value (unless distributed out of our recognized paid-in share premium), and

        -   the repayment of paid-in capital not recognized as capital.

        The term "recognized paid-in capital" or "share premium" relates to our paid-in capital or share premium as recognized for Netherlands tax purposes.

        Generally, a shareholder that resides, or is deemed to reside, in The Netherlands will be allowed a credit against Netherlands income tax or corporation tax for the tax withheld on dividends paid on the Shares and/or ADSs. A legal entity resident in The Netherlands that is not subject to Netherlands corporate income tax may, under certain conditions, request a refund of the tax withheld.

        Anti-abuse legislation relating to the beneficial ownership status of the dividend recipient has been proposed, however, this legislation has not entered into force yet. The entry into force depends on the discussions between the banking sector and the Ministry of Finance, and could be effected by a Royal Decree. The measure, when entered into force, would disallow non-beneficial owner dividend recipients the credit of dividend withholding tax.

        Dividends Versatel pays to a resident corporate shareholder that qualifies for the "participation exemption" (as defined in Article 13 of The Netherlands Corporation Tax Act 1969 (the "Corporation Tax Act")) will not be subject to the dividend withholding tax if the Shares and/or ADSs are attributable to the shareholder's business carried out in The Netherlands. A resident corporate shareholder will generally qualify for the participation exemption if, among other things, the resident shareholder owns at least 5% of the nominal paid-up capital.

        A non-resident shareholder may benefit from a reduced dividend withholding tax rate pursuant to an income tax treaty in effect between the shareholder's country of residence and The Netherlands. Under most Netherlands income tax treaties, the withholding tax rate is reduced to 15% or less, provided that:

        1. the recipient shareholder does not have a permanent establishment in The Netherlands to which the Shares and/or ADSs are attributable, and

        2. the recipient shareholder is the beneficial owner of the dividends.

        Residents of the United States that qualify for, and comply with the procedures for claiming benefits under the income tax convention between the Netherlands and the United States (the "US/NL Income Tax Treaty"), generally are eligible for a reduction of the Netherlands withholding tax on dividend income to 15%, which rate may under certain conditions be reduced to 5% if the beneficial owner is a company which holds directly at least 10% of the voting power of the Company. Generally, a holder of the Shares and/or ADSs will qualify for benefits under the US/NL Income Tax Treaty (subject to compliance with the procedures for claiming benefits) if the holder:

        o    is the beneficial owner of the dividends paid; and

        o is resident in the United States according to the US/NL Income Tax Treaty; and

        o does not hold the Shares and/or ADSs in connection with the conduct of business in The Netherlands; and

        o is an individual, an estate, a trust, a company and any other body of persons as defined in the US/NL Income Tax Treaty; and

        o qualifies under article 26 of the US/NL Income Tax Treaty (Limitation on Benefits).

        The US/NL Income Tax Treaty provides a complete exemption for dividends received by exempt pension trusts and exempt organizations, under the conditions as defined therein.

        The withholding of tax on dividend distributions on Shares and/or ADSs to a non-resident corporate shareholder carrying on a business through a Netherlands permanent establishment is not required as long as:

        1.   the Netherlands participation exemption applies, and

        2. the Shares and/or ADSs form a part of the permanent establishment's business assets.

        To qualify for the participation exemption, this entity should generally hold at least 5% of our nominal paid-up capital and meet other requirements.

Surtax

        As a result of a major tax reform effective as of January 1, 2001, the Company will be subject to 20% corporate income tax on "excessive" dividends distributed by the Company in the period from January 1, 2001 up to and including December 31, 2005 ("Surtax").

        Dividends (to be understood in the widest sense, like distributions in cash, liquidation proceeds and proceeds at the event of repurchase) are considered to be excessive if in a certain calendar year the total amount of distributed dividends exceeds the highest of the following amounts:

        1. 4% of the fair market value of the issued shares in the Company at the beginning of that certain calendar year;

        2. twice the amount of the average annual amount of dividends regularly distributed, as indicated in the "surtax"-legislation, by the Company during the three calendar years immediately preceding January 1, 2001;

        3. the Company's result of the preceding book year (exclusive of certain results as indicated in the "surtax"-legislation).

        The Surtax is reduced pro rata to the extent that the Company can demonstrate that at the time of the distribution, the Shares and/or ADSs were held, for an uninterrupted period of three years, by individuals or entities holding at least 5% of the Company's nominal paid-in capital and that these shareholders are resident of the Netherlands, the Netherlands Antilles or Aruba, a Member State of the European Union or a country with which the Netherlands has concluded a treaty for the avoidance of double taxation. Shareholders holding 5% of the Shares and/or ADSs on September 14, 1999 are deemed to hold the Shares and/or ADSs for three years.

        The preceding paragraph does not apply to investment institutions ("beleggingsinstellingen") as defined in the Corporate Income Tax Act 1969.

        The distribution tax is not levied to the extent that the distributions by the Company exceed the retained earnings and silent reserves present on December 31, 2000.

Interest Withholding Tax

        The Netherlands will not levy withholding taxes from holders on payments under the Notes.

Income Tax Consequences for Residents or Deemed Residents of The Netherlands

Individual Income Tax

        The individual resident or deemed resident holder will be taxed on a deemed income from "savings and investments" (sparen en beleggen), unless:

        1. the Shares, ADSs, Notes and/or Warrants are attributable to a trade or business carried on by the individual shareholder, or

        2.   form part of a Substantial Interest, or

        3. the income derived from the Shares, ADSs and/or Notes and/or capital gains realized from the sale or exchange of the Shares, ADSs, Notes and/or Warrants qualify as "taxable income from one or more activities which do not generate taxable profit or taxable wages" (belastbaar resultaat uit overige werkzaamheden).

        The deemed income from savings and investments amounts to 4% of the average of the individual's "yield basis" (rendementsgrondslag) at the beginning of the year and the individual's yield basis at the end of the year, insofar this average exceeds a certain threshold. The (net) yield basis consists of the fair market value of certain assets and liabilities of the individual.

        The income from savings and investments is taxed annually at a flat rate of 30%, regardless whether any dividend is received, capital gains are realized or capital losses are suffered.

        Income derived from the Shares, ADSs and/or Notes and capital gains realized from the sale or exchange of the Shares, ADSs, Notes and/or Warrants by an individual resident shareholder are subject to tax on a net income basis at the progressive income tax rates, if the Shares, ADSs, Notes and/or Warrants are attributable to a trade or business carried on by the individual shareholder, or the income and/or capital gains qualify as taxable income from one or more activities which do not generate taxable profit or taxable wages.

        Income derived from the Shares and/or ADSs and capital gains realized from the sale or exchange of the Shares, ADSs and/or Warrants by an individual resident shareholder that holds a Substantial Interest are generally subject to income tax at a rate of 25% on a net basis.

Corporate Income Tax

        Dividends received from the Shares and/or ADSs and capital gains realized from the sale or exchange of the Shares and/or ADSs by a corporate shareholder that resides, or is deemed to reside, in The Netherlands are subject to Netherlands corporation tax on a net basis, generally if the Shares and/or ADSs are (deemed) attributable to a trade or business carried on (or deemed to be carried on) by the holder, unless Versatel's shareholding qualifies for the participation exemption.

        Income derived from the Notes and capital gains realized from the sale or exchange of the Notes and/or Warrants by a corporate shareholder that resides, or is deemed to reside, in The Netherlands are subject to Netherlands corporation tax on a net basis, generally if the Notes and/or Warrants are (deemed) attributable to a trade or business carried on (or deemed to be carried on) by the holder.

        If the Shares, ADSs, Notes and/or Warrants are held by a qualifying pension fund, income derived from the Shares, ADSs and/or Notes and capital gains realized from the sale or exchange of the Shares, ADSs, Notes and/or Warrants are exempt from Netherlands corporation tax.

Income Tax Consequences for Non-Residents of The Netherlands

        A non-resident holder of Shares, ADSs, Notes and/or Warrants will not be subject to Netherlands income tax on income received from the Shares, ADSs and/or Notes or capital gains derived from the sale or disposition of the Shares, ADSs, Notes and/or Warrants, provided such holder:

        1. does not carry on and has not carried on a business in The Netherlands through a permanent establishment or a permanent representative to which the Shares, ADSs, Notes and/or Warrants are attributable,

        2. does not hold and has not held a Substantial Interest in Versatel's share capital or, in the event the non-resident holder holds or has held a Substantial Interest in Versatel, such interest is or was a business asset in the hands of the holder,

        3. does not share and has not shared directly (not through the beneficial ownership of shares or similar securities) in the profits of an enterprise managed and controlled in The Netherlands which owned or was deemed to have owned Shares, ADSs, Notes and/or Warrants,

        4. does not carry out and has not carried out any activities which can be qualified as "taxable income from one or more activities which do not generate taxable profit or taxable wages" (belastbaar resultaat uit overige werkzaamheden) to which the holding of the Shares, ADSs, Notes and/or Warrants was connected, and

        5. does not carry out and has not carried out employment activities in The Netherlands or serves or served as a director or board member of any entity resident in The Netherlands, or serves or served as a civil servant of a Netherlands public entity with which the holding of the Shares, ADSs, Notes and/or Warrants is or was connected.

        Income derived from Shares and/or ADSs or capital gains derived from the sale or disposition of Shares and/or ADSs by a non-resident corporate shareholder, carrying on a business through a permanent establishment in The Netherlands, are not subject to Netherlands corporation tax, provided:

        1.   the Netherlands participation exemption applies, and

        2. the Shares and/or ADSs are attributable to the business carried out in The Netherlands.

        To qualify for the participation exemption, the shareholder must generally hold at least 5% of our nominal paid-up capital and meet other requirements.

        Under most Netherlands tax treaties, the right to tax capital gains realized by a non-resident shareholder from the sale or exchange of Shares, ADSs, Notes and/or Warrants is in many cases allocated to the shareholder's country of residence.

Net Wealth Tax

        As of January 1, 2001 the net wealth tax has been abolished.

Gift Tax and Inheritance Tax

Residents or Deemed Residents of The Netherlands

        Netherlands gift tax or inheritance tax will be due with respect to a gift or inheritance of Shares, ADSs, Notes and/or Warrants from a person who resided, or was deemed to have resided, in The Netherlands at the time of the gift or his or her death. Netherlands tax will be due in the case of a gift of Shares, ADSs, Notes and/or Warrants by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, if such individual dies within 180 days after the date of the gift, while being resident or deemed resident in The Netherlands. A Netherlands national is deemed to have been resident in The Netherlands if he or she was a resident in The Netherlands at any time during the ten years preceding the date of the gift or the date of his or her death.

        For gift tax purposes, each person (regardless of nationality) is deemed to be a Netherlands resident if he or she was a resident in The Netherlands at any time during the 12 months proceeding the date of the gift. The ten-year and 12-month residency rules may be modified by treaty.

        Liability for payment of the gift tax or inheritance tax rests with the donee or heir, respectively. The rate at which these taxes are levied is primarily dependent on the fair market value of the gift or inheritance and the relationship between the donor and donee or the deceased and his or her heir(s). Exemptions may apply under specific circumstances.

Non-Residents of The Netherlands

        A gift or inheritance of Shares, ADSs, Notes and/or Warrants from a non-resident shareholder will not be subject to Netherlands gift tax or inheritance tax in the hands of the donee or heir provided the non-resident holder was not:

        1. a Netherlands national who has been resident in The Netherlands at any time during the 10 years preceding the date of gift or the date of death or, in the event he or she was resident in The Netherlands during such period, the non-resident holder was not a Netherlands national at the time of gift or death;

        2. solely for the purpose of the gift tax, a resident of The Netherlands at any time during the 12 months preceding the time of the gift (however, in case of a gift by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands and such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands, tax will be due);

        3. engaged in a business in The Netherlands through a permanent establishment or a permanent representative which included in its assets Shares, ADSs, Notes and/or Warrants; and

        4. shared directly (not through the beneficial ownership of shares or similar securities) in the profits of an enterprise managed and controlled in The Netherlands which owned or is deemed to have owned Shares, ADSs, Notes and/or Warrants.

European Union Proposal

        In November 2000 the Council of Ministers of the European Union agreed on the principles of a draft directive on savings. As a result of this agreement the Netherlands intends to institute an information exchange system to report to other Member States the details of any interest payments (interest to be understood in the widest sense) by a paying agent in the Netherlands to individuals residing in other EU Member States. If the directive on savings is adopted, it will apply to payments made after December 31, 2002.

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

        As used in this section, the term "U.S. Holder" means a beneficial owner of a Share, Notes, ADS or Warrant who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

Shares and ADSs

Cash Distributions

        Subject to the PFIC discussion below, to the extent that a distribution on Shares or ADSs (other than liquidating distributions and certain distributions in redemption of Shares or ADSs) is paid to a U.S. Holder out of the Company's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distribution will be includible in the U.S. Holder's gross income as foreign source dividend income in an amount equal to the U.S. dollar value of such distribution (without reduction for any applicable foreign withholding tax). Therefore, in the event that any foreign tax is withheld from a distribution on the Shares or ADSs, a U.S. Holder generally will be required to report gross income in an amount greater than the cash received (although, as discussed below, such U.S. Holder may be eligible to claim a deduction or a foreign tax credit in respect of such foreign tax in the taxable year). To the extent that the amount of any distribution on the Shares or ADSs exceeds the current and accumulated earnings and profits of the Company (as determined for U.S. federal income tax purposes), a U.S. Holder's pro rata share of such excess amount would be treated first as a nontaxable return of capital that would be applied against and would reduce the U.S. Holder's tax basis in its Shares or ADSs (but not below zero), and then as gain from the sale or exchange of property. Distributions in excess of the Company's current and accumulated earnings, and profits (as determined for U.S. federal income tax purposes) generally will not give rise to foreign source income and a U.S. Holder may be unable to claim a foreign tax credit in respect of any Netherlands or other foreign withholding tax imposed on such distributions unless (subject to applicable limitations) the U.S. Holder has other foreign source income in the appropriate category for foreign tax credit purposes.

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

        The U.S. dollar value of any distribution to a U.S. Holder on Shares or ADSs that is paid in a foreign currency will be calculated by reference to the spot rate in effect at the time the distribution is received by the U.S. Holder. A U.S. Holder generally should not recognize any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the day received. If a U.S. Holder does not convert such foreign currency into U.S. dollars on the date of receipt, however, such Holder may recognize foreign currency gain or loss (which generally will be taxable as ordinary income or loss) upon a subsequent sale or other disposition of the foreign currency.

        A corporate U.S. Holder will not be entitled to a dividends received deduction with respect to distributions on Shares or ADSs by the Company.

Sale, Exchange or Other Disposition of Shares or ADSs

        Except as otherwise noted in the PFIC discussion below, a U.S. Holder generally will recognize gain or loss on the sale or other disposition (including a redemption) of Shares or ADSs equal to the difference between the amount realized on that sale or other disposition and the U.S. Holder's adjusted tax basis in the Shares or ADSs. Subject to the PFIC discussion below, such gain or loss generally will be capital gain or loss. This capital gain or loss will be a long-term capital gain or loss of the U.S.Holder's holding period in the Shares or ADSs exceeds one year. If you are an individual, gain or loss recognized by a U.S. Holder generally will be U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Status

        In general, a foreign corporation will be classified as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held ordinary shares, either (i) at least 75% of its gross income for the taxable year consists of passive income or (ii) at least 50% of the average value (determined on the basis of a quarterly average) of the corporation's assets in a taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. The Company was a PFIC for its 1998 taxable year, but was not a PFIC for its 1999 and 2000 taxable year. Because this is a factual determination that must be made annually, there is a significant possibility that the Company may become a PFIC for its 2001 year. This will depend upon the sources of the Company's income and the relative values of the Company's passive assets such as cash and its non-passive assets, including goodwill. The Company has substantial passive assets in the form of cash from previous offerings. Furthermore, since the goodwill of a publicly traded corporation such as the Company is largely a function of the trading price of is shares, the valuation of that goodwill is subject to significant change throughout each year. Accordingly, it is possible that the Company may become a PFIC due to changes in the nature of its income or its assets, or as the result of a decrease in the trading price of its shares.

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

        A U.S. Holder of Shares could elect, provided the Company complies with certain reporting requirements, to have the Company treated, with respect to that U.S. Holder's Shares, as a "qualified electing fund" ("QEF"). If such an election is made in the first taxable year that a U.S. Holder holds or is deemed to hold the Company's stock and for which the Company is determined to be a PFIC, such electing U.S. Holder would include annually in gross income (but only for each year that the Company actually meets the PFIC income or asset test) its pro rata share of the Company's annual ordinary earnings and annual net capital gains (at ordinary and capital gain rates, respectively), whether or not such amounts are actually distributed to the U.S. Holder. These amounts would be included in income by an electing U.S. Holder for its taxable year in which or with which the Company's taxable year-ends.

        The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. The Company will supply the PFIC annual information statement to all shareholders for each year, if any, in which it determines that it is a PFIC. Prospective investors should consult their own tax advisors concerning the advisability and timing of making a QEF election. In addition, certain classes of investors, such as regulated investment companies, may be subject to special rules and should consult their own tax advisors concerning the application of U.S. federal income tax rules governing PFICs in their particular circumstances.

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

        In the case of interest paid in euro to a U.S. Holder that uses the cash method of tax accounting, the amount includable in income by such U.S. Holder will be the U.S. dollar value of that interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. No foreign currency gain or loss will be recognized with respect to the receipt of such interest payment.

        In the case of interest paid in euro to a U.S. holder that uses the accrual method of tax accounting, such U.S. Holder will be required to include in income the U.S. dollar value of the amount of interest accrued on a Note during an accrual period. Such a U.S. Holder may determine the amount of the interest to be recognized in accordance with either of two methods. Under the first method, the amount of interest accrued will be based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second method, the U.S. Holder may elect to determine the amount of interest accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, electing U.S. Holders may instead translate that accrued interest at the exchange rate in effect on the day of actual receipt. Any election to use the second method will apply to all debt instruments held by such U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and will be irrevocable without the consent of the Internal Revenue Service.

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

        Euro received as interest on the Notes will have a tax basis equal to their U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realized by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

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

United States Information Reporting and Backup Withholding

        Dividend or interest payments (as to case may be) made to holders, and proceeds paid from the sale, exchange, redemption or disposal of Shares, Notes or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a 31% rate. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9 ("Request for Taxpayer Identification Number and Certification"). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Finalized Treasury regulations have generally expanded the circumstances under which U.S. information reporting and backup withholding may apply.

               Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. Investors are urged to consult their own tax advisers regarding the application of the information reporting and U. S. backup withholding requirements, including the finalized regulations, with respect to their particular circumstances.

10.F    DIVIDENDS AND PAYING AGENTS

        Not applicable.

10.G    STATEMENT BY EXPERTS

        Not applicable.

10.H    DOCUMENTS ON DISPLAY

        You may read and copy all or any portion of the documents that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citcorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the documents referred to herein may also be inspected at our offices by contacting Mark Lazar, Investor Relations, Versatel Telecom International N.V., Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands.

10.I    SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative or trading nature.

        Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the euro in which our revenues are denominated. However, in conjunction with our two high yield offerings in 1998 we have placed in escrow and pledged for the benefit of the holders of the notes issued in these two high yield offerings U.S. government securities sufficient to pay interest due on such notes until and including the scheduled interest payment on May 15, 2001.

        The notes issued in the two high yield offerings in 1998, $225,000,000 13 1/4% Senior Notes and $150,000,000 13 1/4% Senior Notes will mature on May 15, 2008. The high yield notes issued in July 1999 of $180,000,000 11 7/8% Senior Notes and Euro 120,000,000 11 7/8% Senior Notes will mature on July 15, 2009, and the high yield notes issued in March 2000, 11 1/4% Euro 300,000,000 Senior Notes will mature on March 30, 2010. Our convertible notes, Euro 300,000,000 4% Senior Convertible Notes due 2004, and Euro 360,000,000 4% Senior Convertible Notes due 2005 will mature on December 17, 2004 and March 30, 2005, respectively. Unless previously redeemed or converted, we are not required to make any mandatory redemption (other than an offer to repurchase these notes upon a change in control of Versatel) prior to maturity of these notes. Since the interest rate on each of the notes issued in the high yield offerings is fixed and the effective interest rate on our convertible notes increases at fixed increments, we have limited our exposure to risks due to fluctuations of interest rates. At December 31, 2000, the fair value of the notes issued in the high yield offerings was approximately Euro 595.1 million and the fair value of our convertible notes was approximately Euro 372.0 million.

        We have substantial amounts of debt denominated in US dollars. For a discussion on the movement between the euro and the U.S. dollar, you are referred to Item 3.A "Selected Financial Data".

        The costs and expenses relating to the construction of our network and the development of our sales and marketing resources will largely be in euro. Therefore, the construction of our network and the development of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the remaining proceeds from our dollar denominated offerings to pay our construction costs. However, as of December 31, 2000, we had exchanged all but $0.5 million of the proceeds from these offerings into Dutch guilders or euro. Prior to the application of the net proceeds from these offerings, such funds have been invested in short-term investment grade securities. Versatel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time. In addition, we may become subject to greater foreign exchange fluctuations as we continue to expand our operations outside The Netherlands and receive more revenues denominated in currencies other than Dutch guilders, although the introduction of the euro has largely eliminated these risks as all three Benelux countries and Germany have adopted the euro as their legal currency.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.   [RESERVED]

ITEM 16.   [RESERVED]

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

        The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 19.   EXHIBITS

Exhibit    Description
No.

1(1)   --      Articles of Association (as amended) of the Company

2.1(2) --      Deposit Agreement between the Company and The Bank of New York, as depositary

2.2(3) --      Indenture, dated May 27, 1998, between the Company and U.S. Trust
               Company of New York, as Trustee

2.3(4)-- Indenture, dated December 3, 1998, between the Company and U.S. Trust Company of New York, as Trustee

2.4(5) --      Indenture, dated July 28, 1998, between the Company and U.S.
               Trust Company of New York, as Trustee

2.5(6) --      Indenture, dated March 30, 2000, between the Company and The Bank of New York, as Trustee

2.6(7) --      Escrow Agreement, dated May 27, 1998, between Versatel and U.S.
               Trust Company of New York, as Trustee and Escrow Agent

2.6(8) --      Escrow Agreement, dated December 3, 1998, between Versatel and
               U.S. Trust Company of New York, as Trustee and Escrow Agent

2.7(9) --      Principal Paying Agent, Conversion Agent, Conversion Calculation
               Agent and Registrar Agreement, dated December 17, 1999, between the Company and ING Bank N.V.

2.8    --      Principal Paying Agent, Conversion Agent, Conversion Calculation
               Agent and Registrar Agreement, dated March 20, 2000, between the
               Company and ING Bank N.V.

4.1(10)--      Agreement for the sale and purchase of shares of Svianed B.V., dated June 11, 1999, between the Company, Gak Holding B.V. and
               Svianed B.V.

7      --      Statement re ratio earnings to fixed charges.

8      --      List of Subsidiaries.

-----------------

(1) - Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2000 and incorporated herein by reference.

(2) - Previously filed as an exhibit to the Company's Registration Statement on Form F-6 (File number 333-10516) initially filed with the Securities and Exchange Commission on July 13, 1999 and incorporated herein by reference.

(3) - Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File number 333-59979) initially filed with the Securities and Exchange Commission on July 27, 1998 and incorporated herein by reference.

(4) - Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File number 333-70449) initially filed with the Securities and Exchange Commission on January 12, 1999 and incorporated herein by reference.

(5) - Previously filed as an exhibit to the Company's Registration Statement on Form F-1 (File number 333-81329) initially filed with the Securities and Exchange Commission on June 22, 1999 and incorporated herein by reference.

(6) - Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File number 333-43938) initially filed with the Securities and Exchange Commission on August 16, 2000 and incorporated herein by reference.

(7) - Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File number 333-59979) initially filed with the Securities and Exchange Commission on July 27, 1998 and incorporated herein by reference.

(8) - Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File number 333-70449) initially filed with the Securities and Exchange Commission on January 12, 2000 and incorporated herein by reference.

(9) - Previously filed as an exhibit to the Company's Form 20-F, filed with the Securities and Exchange Commission on March 20, 2000 and incorporated hereby by reference.

(10)- Previously filed as an exhibit to the Company's Form 6K/A, filed with the Securities and Exchange Commission on June 23, 1999 and incorporated hereby by reference.

                 Index to the consolidated financial statements
                     of Versatel Telecom International N.V.


Reports of Independent Public Accountants ................................   F-2

Consolidated Balance Sheets as of December 31, 2000 and 1999..............   F-5

Consolidated Statements of Operations for the years ended
December 31, 2000, 1999 and 1998..........................................   F-7

Consolidated Statements of Cash Flows for the years ended
December 31, 2000, 1999 and 1998..........................................   F-8

Consolidated Statements of Changes in Shareholders' Equity for
the years ended December 31, 2000, 1999 and 1998..........................   F-9

Notes to the Consolidated Financial Statements............................  F-10

                     Report of independent public accountant



To Versatel Telecom International N.V.

         We have audited the accompanying consolidated balance sheets as of December 31, 1999 and 2000 of VERSATEL TELECOM INTERNATIONAL N.V. and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of VEW Telnet GmbH, as of and for the year ended December 31, 1999, not presented separately herein, which statements reflect total assets and total revenues of 7.1% and 2.7% of the related consolidated totals. We did not audit the financial statements of KomTel Gesellschaft fur Kommunikations-und Informationsdienste mbH, as of and for the year ended December 31, 2000, not presented separately herein, which statements reflect total assets and total revenues of 2.7% and 15.3% of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Versatel Telecom International N.V. as of December 31, 1999 and 2000 and the result of their operations and their cash flows for each of the years in the period ended, in conformity with United States generally accepted accounting principles.


ARTHUR ANDERSEN

Amsterdam, The Netherlands

March 8, 2001

                     Report of independent public accountant



To Versatel Telecom International N.V.

         We have audited the balance sheet of KomTel Gesellschaft fur Kommunikations- und Informationsdienste mbH, Flensburg, as of December 31, 2000 and the statements of operations, shareholders' equity and cash flows for the nine months period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion.

         80% of the shares in KomTel Gesellschaft fur Kommunikations- und Informationsdienste mbH, Flensburg, are owned by Versatel group. The financial statements of the company were prepared for consolidation purposes. As described in Note 2, Versatel Deutschland Holding GmbH, Dortmund, the parent of KomTel Gesellschaft fur Kommunikations- und Informationsdienste mbH, Flensburg, has guaranteed the continued financial support of the company in the future.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KomTel Gesellschaft fur Kommunikations- und Informationsdienste mbH, Flensburg, as of December 31, 2000, and the results of its operations and cash flows for the nine months period ended December 31, 2000, in conformity with United States generally accepted accounting principles.


Flensburg, February 11, 2001
                                               BDO Nordwestdeutsche Treuhand
                                           Gesellschaft mit beschrankter Haftung
                                              Wirtschaftsprufungsgesellschaft
                                                Steuerberatungsgesellschaft

                     Report of independent public accountant



To Versatel International N.V.

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


BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft

Dusseldorf, Germany
February 11, 2000

                       VERSATEL TELECOM INTERNATIONAL N.V.


                        Consolidated balance sheets as of
                           December 31, 2000 and 1999

       (Amounts in thousands of euro, except share and per share amounts)



                                                         2000             1999
                                                        ------           ------

ASSETS

Current Assets:
Cash .............................................      1,177,867        984,782
Restricted cash, current portion .................         26,009         44,580
Accounts receivable, net .........................         74,807         13,377
Inventory, net ...................................          9,804          2,028
Unbilled revenues ................................         12,327         13,221
Prepaid expenses and other .......................         51,568         29,594
                                                        ---------      ---------
    Total current assets .........................      1,352,382      1,087,582
                                                        ---------      ---------

Fixed Assets:
Property, plant and equipment, net ...............        591,391        232,694
Construction in progress .........................        175,766         81,803
                                                        ---------      ---------
    Total fixed assets ...........................        767,157        314,497
                                                        ---------      ---------


Restricted cash, net of current portion ..........           --           21,469
Capitalized finance costs, net ...................         41,435         28,255
Other non-current assets .........................         11,003         14,344
Goodwill, net ....................................        245,663        196,973
                                                        ---------      ---------

Total assets .....................................      2,417,640      1,663,120
                                                        =========      =========

















               See notes to the consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                        Consolidated balance sheets as of
                           December 31, 2000 and 1999


       (Amounts in thousands of euro, except share and per share amounts)



                                                             2000          1999
                                                       ----------    ----------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable ...................................      128,716        71,165
Accrued liabilities ................................      218,152        73,249
Unearned revenue ...................................       16,461         2,359
Current portion of capital lease obligations .......        1,334        14,866
                                                       ----------    ----------
    Total current liabilities ......................      364,663       161,639
                                                       ----------    ----------

Capital lease obligations, net of current portion ..        1,369        27,214
Long-term liabilities ..............................       25,648         5,071
Long-term debt .....................................    1,684,642       961,527
                                                       ----------    ----------

    Total liabilities ..............................    2,076,322     1,155,451
                                                       ----------    ----------

Shareholders' Equity:
Ordinary shares, NLG 0.05 par value, 89,661,896
    and 79,224,986 issued and outstanding as of
    December 31, 2000 and 1999, respectively .......        2,033         1,797
Additional paid-in capital .........................    1,019,015       743,619
Warrants ...........................................          722         2,088
Deferred compensation ..............................      (19,270)         --
Accumulated deficit ................................     (661,182)     (239,835)
                                                       ----------    ----------
    Total shareholders' equity .....................      341,318       507,669
                                                       ----------    ----------

Total liabilities and shareholders' equity .........    2,417,640     1,663,120
                                                       ==========    ==========












               See notes to the consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                      Consolidated statements of operations
              for the years ended December 31, 2000, 1999 and 1998

       (Amounts in thousands of euro, except share and per share amounts)

                                                            2000        1999        1998
                                                          --------    --------     ------
OPERATING REVENUE: ....................................    181,469      58,537      17,952

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and
amortization ..........................................    133,565      45,657      14,439
Selling, general and administrative ...................    213,394      82,807      21,660
Depreciation and amortization .........................     91,518      26,412       2,937
                                                          --------    --------     -------
Total operating expenses ..............................    438,477     154,876      39,036
                                                          --------    --------     --------

Operating Loss ........................................   (257,008)    (96,339)    (21,084)

OTHER INCOME (EXPENSES):
Foreign currency exchange (losses) gains, net .........    (32,695)    (43,684)      2,335
Interest income .......................................     57,629      12,861       5,380
Interest expense- third parties .......................   (168,761)    (71,373)    (17,026)
Interest expense- related parties .....................       --          --           (66)
Result from investing activities ......................     (3,131)       --          --
Other asset impairments ...............................    (12,751)       --          --
Other .................................................     (5,463)       --          --
                                                          --------    --------     --------
Total other expenses, net .............................   (165,172)   (102,196)     (9,377)
                                                          --------    --------     --------

Loss before income taxes and minority interest ........   (422,180)   (198,535)    (30,461)
                                                          --------    --------     --------

Credit from/(provision for) income taxes ..............         41         437          (3)
                                                          --------    --------     --------

Loss before minority interest .........................   (422,139)   (198,098)    (30,464)

Minority interest .....................................        792         168        --
                                                          --------    --------     --------

Net loss ..............................................   (421,347)   (197,930)    (30,464)
                                                          ========    ========     =======

Net loss per share (basic) ............................      (4.92)      (3.89)      (0.93)

Weighted average number of shares outstanding
Basic .................................................     85,661      50,929      32,621
Diluted ...............................................    105,231      60,957      37,927





               See notes to the consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                      Consolidated statements of cash flows
              for the years ended December 31, 2000, 1999 and 1998

       (Amounts in thousands of euro, except share and per share amounts)

                                                                                2000          1999        1998
                                                                             ----------    ----------    --------
CASH FLOW FROM OPERATING ACTIVITIES:
    Net loss .............................................................    (421,347)     (197,930)    (30,464)
Adjustments to reconcile net loss to net cash used in
    operating activities
    Depreciation and amortization ........................................      91,518        26,412       2,937
    Amortization of finance cost .........................................       7,928         1,817         567
    Currency translation movement ........................................      30,628        40,633          67
    Gain on sale of investments ..........................................      (6,511)         --          --
    Interest accrual on convertible notes ................................      26,538          --          --
    Stock based compensation .............................................       7,034        12,557        --
Changes in other operating assets and liabilities
    Accounts receivable ..................................................     (53,675)       (3,579)     (2,767)
    Inventory ............................................................        (248)         (526)       (301)
    Prepaid expenses and other ...........................................      (9,236)      (33,753)     (4,953)
    Accounts payable .....................................................      27,107        47,593       8,712
    Due to related parties ...............................................        --            (366)        252
    Unearned revenue .....................................................      14,102        (1,479)       (200)
    Accrued liabilities ..................................................      95,123        38,528       9,218
                                                                            ----------    ----------    --------
      Net cash used in operating activities ..............................    (191,039)      (70,093)    (16,932)
                                                                            ==========    ==========    ========

CASH FLOW FROM INVESTING ACTIVITIES:
    Capital expenditures .................................................    (466,884)     (173,804)    (35,057)
    Cash received from disposal of fixed assets ..........................      16,324          --          --
    Finance costs capitalized ............................................     (19,499)      (17,025)    (13,613)
    Acquisition of business, net of cash acquired ........................    (103,540)     (281,702)     (2,169)
    Net proceeds from sale of business ...................................      13,194          --          --
                                                                            ----------    ----------    --------
    Net cash used in investing activities ................................    (560,405)     (472,531)    (50,839)
                                                                            ==========    ==========    ========

CASH FLOW FROM FINANCING ACTIVITIES:
    Payments under capital lease obligations .............................     (39,377)         --          (135)
    Repayment of subordinated convertible shareholder loans ..............        --            --        (3,678)
    Proceeds from short-term loans .......................................      16,061         6,975        --
    Proceeds from long-term debt .........................................      15,504         5,070         304
    Proceeds from senior notes and convertible loans .....................     655,611       591,674     312,209
    Restricted cash ......................................................      48,768        46,368     (96,000)
    Proceeds from exercised warrants .....................................       2,369          --         2,365
    Proceeds from exercised options ......................................       2,745          --          --
    Shareholder contributions ............................................     242,848       708,504      20,904
                                                                            ----------    ----------    --------
    Net cash provided by financing activities ............................     944,529     1,358,591     235,969
                                                                            ==========    ==========    ========

Net increase in Cash .....................................................     193,085       815,969     168,201
Cash, beginning of the year ..............................................     984,782       168,813         611
                                                                            ----------    ----------    --------
Cash, end of the year ....................................................   1,177,867       984,782     168,812
                                                                            ==========    ==========    ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid for--
      Interest (net of amounts capitalized) ..............................     120,206        46,368      11,916
      Income taxes .......................................................        --            --          --
         Acquisition of property through capital leases ..................        --          40,088        --


               See notes to the consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 Consolidated statements of shareholders' equity
              for the years ended December 31, 2000, 1999 and 1998

     (Amounts in thousands of euro, except for share and per share amounts)


                                 Number of                 Additional
                                   shares       Ordinary    paid-in                    Deferred      Accumulated
                                outstanding      shares      capital      Warrants   Compensation      deficit        Total
                                ---------------------------------------------------------------------------------------------
                                                  Euro        Euro          Euro          Euro           Euro         Euro
Balance, December 31,1997 ....   19,159,286          434        2,740         --            --         (11,440)       (8,266)
Shareholder contribution .....   19,695,524          447       20,307        2,365          --            --          23,119
Shares issued for acquisition       130,000            3          147         --            --            --             150
Net loss .....................         --           --           --           --            --         (30,465)      (30,465)
                                 ----------       ------    ---------       ------       -------      --------      --------
Balance, December 31, 1998  ..   38,984,810          884       23,194        2,365          --         (41,905)      (15,462)

Shareholder contributions ....   37,380,008          848      700,906         --            --            --         701,754
Shares issued for acquisition       425,000           10        4,241         --            --            --           4,251
Warrants exercised ...........      495,168           11          265         (277)         --            --              (1)
Stock options exercised ......    1,940,000           44        1,915         --            --            --           1,959
Stock compensation charge ....         --           --         12,557         --            --            --          12,557
Issuance of subsidiary shares          --           --            541         --            --            --             541
Net loss .....................         --           --           --           --            --        (197,930)     (197,930)
                                 ----------       ------    ---------       ------       -------      --------      --------
Balance, December 31, 1999  ..   79,224,986        1,797      743,619        2,088          --        (239,835)      507,669

Shareholders contributions ...    5,100,000          116      238,411         --            --            --         238,527
Shares issued for acquisition       221,371            5        4,316         --            --            --           4,321
Stock options exercised ......    2,221,626           49        2,696         --            --            --           2,745
Warrants exercised ...........    2,893,913           66        3,669       (1,366)         --            --           2,369
Deferred compensation ........         --           --         26,304         --         (26,304)         --            --
Amortization of deferred
compensation .................         --           --           --           --           7,034          --           7,034
Net loss .....................         --           --           --           --            --        (421,347)     (421,347)
                                 ----------       ------    ---------       ------       -------      --------      --------
Balance, December 31, 2000  ..   89,661,896        2,033    1,019,015          722       (19,270)     (661,182)     (341,318)
                                 ==========       ======    =========       ======       =======      ========      ========






               See notes to the consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 Notes to the consolidated financial statements

1.       General

         Versatel Telecom International N.V. ("Versatel" or the "Company"), incorporated in Amsterdam on October 10, 1995, provides international and national telecommunication services in The Netherlands, Belgium and northwest Germany.

         As of January 1, 2000, the Company published its financial statements in euro. Prior to this date, the Company published its financial statements in Dutch guilders. We have restated the financial statements and the notes presented herein for the periods prior to January 1, 2000 in euro using the fixed conversion rate of NLG 2.20371 per Euro 1.00 established in connection with the implementation of the third stage of European Monetary Union.

(a)      Financial Condition and Operations

         Since its founding, Versatel has invested significant capital to build and operate its network and fund its operating losses and interest expense.

         In order to achieve positive Adjusted EBITDA, Versatel will need to grow its revenues, control its network costs by replacing leased lines and other temporary network elements with its own network, and efficiently manage selling, general and administrative costs. Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization and foreign exchange gain (loss). However, no assurance can be given that positive Adjusted EBITDA will be achieved or, if achieved, will be maintained.

         The ability to attract and provision new direct access and carrier services customers will have a significant impact on Versatel's ability to achieve positive Adjusted EBITDA and eventual net profit. To date, the Company has made significant progress in connecting new buildings to its network. The Company continues to invest in strong sales and marketing efforts to attract new customers and enhance Versatel's brand image in its target markets, but no assurances can be given by Versatel that it will be able to continue to attract new customers and connect them directly to its network.

         For the year ended December 31, 2000, the Company had a net loss of Euro 421.3 million. In addition, the Company had an accumulated deficit of Euro
661.2 million as of December 31, 2000.

         Although the Company expects to incur operating losses and net losses for the foreseeable future as it incurs additional costs associated with the development and expansion of the Company's network, the expansion of its marketing and sales organization and the introduction of new telecommunications services, it has a positive working capital of Euro 987.7 million at December 31, 2000, which should enable it to continue its operations for the next 24 to 36 months.

(b)      Principles of consolidation and changes in consolidated interest

         The accompanying consolidated financial statements include the operations of the following subsidiaries:


--------------------------------------------------------------------------------
                                                 Country of         Percentage
Name                                             Incorporation      of Ownership
--------------------------------------------------------------------------------
Versatel Telecom Europe B.V.                     The Netherlands            100%

Versatel Telecom Netherlands B.V.                The Netherlands            100%

Versatel Telecom Belgium N.V.                    Belgium                    100%

BizzTel Telematica B.V.                          The Netherlands            100%

CS Net B.V.                                      The Netherlands            100%

CS Engineering B.V.                              The Netherlands            100%

Numedi Net N.V.                                  Belgium                     70%

7-Klapper Beheer B.V.                            The Netherlands            100%

Vuurwerk Internet B.V.                           The Netherlands            100%

VuurWerk Access B.V.                             The Netherlands            100%

Itinera Services N.V.                            Belgium                    100%

Svianed B.V.                                     The Netherlands            100%

Versatel Deutschland Holding GmbH                Germany                    100%

Versatel Deutschland Verwaltungs GmbH            Germany                    100%

Versatel Deutschland GmbH & Co.KG                Germany                    100%

KomTel Gesellschaft fur Kommunikations und
Informationsdienste mbH ("KomTel")               Germany                     80%

KomTel Service GmbH                              Germany                    100%

Klavertel N.V.                                   Belgium                    100%

Compath N.V.                                     Belgium                    100%

Keys-Tone Communications N.V.                    Belgium                    100%

MMDI N.V.                                        Belgium                    100%

Versatel Internet Group N.V.                     The Netherlands            100%

Zon Nederland N.V.                               The Netherlands             92%

Versatel Internet Group Belgium N.V.             Belgium                    100%

Versatel 3G N.V.                                 The Netherlands            100%

Versapoint N.V.                                  The Netherlands            100%

Versapoint GmbH                                  Germany                    100%

Versapoint Private Ltd.                          United Kingdom             100%

Versapoint B.V.                                  The Netherlands            100%

Versapoint N.V.                                  Belgium                    100%

Versapoint S.A.                                  France                     100%



         The results of the subsidiaries are included from the respective dates of acquisition or incorporation by the Company. All significant intercompany accounts and transactions have been eliminated.

(c)      Investments

         The Company holds certain investments accounted for under the equity method. The Company accounts for an investment under the equity method if the investment gives the Company the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

         Additionally, as of December 31, 2000, the Company accounted for the following investments at the lower of cost or net realizable value:

                                                   Country of        Percentage
Name                                              Incorporation     of Ownership
----                                              -------------     ------------
Hot Orange B.V.                                   The Netherlands        9%
Consumerdesk B.V.                                 The Netherlands        5%
DOKOM Gesellschaft fur Telekommunikation mbH      Germany               10%
RuhrNET Gesellschaft fur Telekommunikation mbH    Germany               24%
BORnet GmbH                                       Germany                5%


(d)      Foreign Currency Transactions

         The Company's functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates that are in effect at the time of the transactions.

         At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

(e)      Reclassifications

         Certain prior year balances have been reclassified to conform to the current year presentation.

Significant Accounting Principles

(a)      Basis of Presentation

         The accompanying consolidated financial statements of the company have been prepared on the historical cost basis, in accordance with United States generally accepted accounting principles ("U.S. GAAP").

         The Company maintains its accounts under Dutch tax and corporate regulations and has made certain out-of-book memorandum adjustments to these records presenting the accompanying financial statements in accordance with U.S. GAAP.

(b)      Use of estimates

         The preparation of the financial statements in accordance with generally accepted accounting principles requires the use of management's estimates. These estimates are subjective in nature and involve judgements that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the fiscal year. Actual results could differ from those estimates.

(c)      Cash and restricted cash

         Cash includes cash at hand and in hand at free utilization of the Company. Cash not available for free utilization by the company is classified as "restricted cash" in the accompanying balance sheet.

(d)      Inventory

         Inventory is stated at the lower of cost or net realizable value with cost being determined on a first-in first-out basis.

(e)      Property, plant and equipment

         Property, plant and equipment are stated at the historical cost less accumulated depreciation.

         Self-manufactured assets include all direct expenses incurred (e.g. work contracted out, direct labor, and material cost). Indirect expenses which can be attributed to this activity (e.g. finance expenses) are also capitalized.

         Depreciation is calculated using the straight-line method over the estimated useful life into account, taking into account residual values.

(f)      Capitalized Finance Costs

         Capitalized finance costs are amortized over the debt term, and are recorded as interest expense in the financial statements.

(g)      Goodwill

         Goodwill originating from the acquisition of investments represents the difference of the fair value of the net assets and the acquisition cost of the investments at the time of the acquisition. The goodwill is amortized on a straight-line basis over a period varying from 5 to 10 years.

(h)      Recognition of Operating Revenues and Cost of Revenues

         Operating revenues are recognized when the service is rendered. Income is determined based on historical cost. Losses are recognized as soon as they are probable and measurable. Cost of revenues is recorded in the same period as the revenues are recorded.

(i)      Recently Issued Accounting Standards

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for derivative instruments and hedging activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

         In June 2000 the Financial Accounting Standards Board (FASB) issued SFAS No. 138, Accounting for Certain Derivative Instruments an amendment of SFAS No. 133. Accounting for derivative Instruments and hedging Activities. SFAS No. 133 is effective for all years beginning after June 15, 2000. (January 1, 2001 for Versatel) SFAS No.133 requires that all derivative instruments be recorded on the balance sheet at their current value. Changes in current value of derivatives are recorded in the statement of operations as comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is the type of hedge transaction. SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. A Company may implement the statements as of the beginning of any fiscal quarter after issuance; however, SFAS No. 133 cannot be applied retroactively.

3.       Acquisitions

Versapoint N.V.

         Versatel acquired Northpoint's 50% stake in the joint venture Versapoint. Versapoint was formed as a 50/50 joint venture between Versatel and Northpoint and was accounted for by Versatel under the equity method. The acquisition of the remaining 50% share of the shares of Versapoint on December 29, 2000 was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess purchase price over the estimated fair value of net assets acquired amounted to approximately Euro 9.8 million, which has been accounted for as goodwill and is being amortized over ten years using the straight-line method. This allocation was based on preliminary estimates and may be revised at a later date. The accompanying consolidated statements of operations reflect the operating results of Versapoint since the acquisition. The unaudited consolidated operating results of Versapoint for the years ended December 31, 2000 and 1999, are summarized below:

                                                   The year ended
                                                     December 31
                                                ---------------------
                                                  2000         1999
                                                --------     --------
                                                     (unaudited)
                           Net sales.......         290        N/A
                           Net loss........     (18,190)       N/A

Klavertel and its subsidiaries

         The acquisition in June 2000 of Klavertel N.V. and its subsidiaries Compath N.V., Keys-Tone N.V. and MMDI N.V. was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess purchase price over the estimated fair value of net assets acquired amounted to approximately Euro 4.7 million, which has been accounted for as goodwill and is being amortized over 10 years using the straight line method. This allocation was based on preliminary estimates and may be revised at a later date. The accompanying consolidated statements of operations reflect the operating results of Euro (0.3) million since the acquisition. The unaudited consolidated operating results of Klavertel and its subsidiaries for the years ended December 31, 2000 and 1999, are summarized below:

                                                   The year ended
                                                     December 31
                                                ---------------------
                                                  2000         1999
                                                --------     --------
                                                     (unaudited)
                      Net sales.............     2,988        4,662
                      Net profit/(loss).....    (1,363)       1,628

KomTel

         The acquisition in March 24, 2000 of KomTel GmbH was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess purchase price over the estimated fair value of net assets acquired amounted to approximately Euro 69.9 million, which has been accounted for as goodwill and is being amortized over ten years using the straight line method. This allocation was based on preliminary estimates and may be revised at a later date. The accompanying consolidated statements of operations reflect the operating results of Euro (10.8) million since the acquisition. The unaudited consolidated operating results for KomTel for the years ended December 31, 2000 and 1999 are summarized below:

                                                   The year ended
                                                     December 31
                                                ---------------------
                                                  2000         1999
                                                --------     --------
                                                     (unaudited)
                      Net sales.............     37,749       30,688
                      Net loss..............    (17,846)      (9,021)

4.       Restricted Cash

         Restricted cash balances of Euro 26.0 million at December 31, 2000 include amounts restricted in connection with the payment of interest to the holders of the Senior Notes due May 15, 2001. On December 31, 1999, our restricted cash amounted to Euro 66.1 million.

5.       Accounts Receivable

         Accounts receivable are presented net of an allowance for doubtful accounts of Euro 5.4 million and Euro 0.7 million at December 31, 2000 and 1999, respectively. The movement of the allowance for doubtful accounts receivable during the years ended December 31, 2000, 1999 and 1998 was as follows:


                                                      2000     1999   1998
                                                      ----     ----   ----
                                                      Euro     Euro   Euro
          Balance on January 1,.................        735     157     29
          Provision.............................      4,229     676    222
          Acquisitions..........................      1,269       -      -
          Utilization of allowance..............       (826)    (98)   (94)
                                                     ------    ----   ----
          Balance on December 31,...............      5,407     735    157
                                                     ------    ----   ----

6.       Prepaid Expenses and Other

         Prepaid Expenses and Other as of December 31, 2000, and December 31, 1999, include an amount of Euro 27.7 million and Euro 17.2 million respectively, which relates mainly to value added taxes.

7.       Property and Equipment

         Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the related asset. Property and equipment operated by the Company under capital lease agreements are capitalized.

         Listed below are the major classes of property and equipment and their estimated useful lives in years as of December 31, 2000, 1999 and 1998:

                                          Useful
                                           Life       2000     1999      1998
                                          ------      ----     ----      ----
                                                      Euro     Euro      Euro
Leasehold improvements ................        5     15,454     5,334    1,613
Telecommunications equipment ..........     2-20    594,385   140,410   16,909
Telecommunications equipment under a
30 years right to use agreement .......       30     57,769    36,795      --
Other .................................      3-5     49,026   104,529    3,598
                                                   --------   -------   ------
Property and equipment ................             716,634   287,068   22,120
Less: Accumulated depreciation ........            (125,243)  (54,374)  (4,601)
                                                   --------   -------   ------
Property and equipment, net ...........             591,391   232,694   17,519
                                                   ========   =======   ======

8.       Construction in Progress

         The Company continues to build out its network in the Benelux region and securing rights-of-way. The resulting assets as of December 31, 2000, have been recorded at cost under the caption "Construction in progress."

         During the time of the construction, interest has been capitalized at an average rate of 12.56%, (1999 -- 13.1%). Capitalized interest included in construction in progress as of December 31, 2000, and December 31, 1999, respectively, amounted to Euro 8.8 million and Euro 6.7 million.

9.       Capital Lease Obligations

         The Company entered into a master lease agreement with a finance company to lease certain telecommunications and EDP equipment.

         Commitments for minimum rentals under non-cancelable leases at the end of 2000 are as follows:

           2001................................................   1,585

           2002................................................     762
           2003................................................     762
           Total minimum lease payments........................   3,109
           Less amount representing interest...................    (406)
                                                                -------
           Present value of net minimum lease payments.........   2,703
                                                                =======

         Property, plant and equipment at December 31, 2000 and 1999 include the following amounts for capitalized leases:

                                                         2000        1999
                                                         ----        ----
                                                         Euro        Euro
           Telecommunications equipment at
           book value................................   34,200      41,931
           Other.....................................      969          13
                                                        ------      ------
                                                        35,169      41,944
                                                        ======      ======

10.      Senior Debt

         On July 23, 1999, the Company issued two tranches of Senior Notes for, US$180 million and Euro 120 million, with an interest rate of 11 7/8% due 2009.

         The discount on the Senior Notes is netted against the Notes and will be amortized over a period equal to the Senior Note. The amortization charge is included in interest expenses using the effective interest rate method as interest expense in the Statement of Operations.

         On December 9, 1999, the Company issued 4% Senior Convertible Notes for Euro 300 million due 2004. The Convertible Notes can be converted into common shares of the Company at a conversion price of Euro 43.40. In addition to the regular interest payments, the principal of the notes accretes at 4.5% per year. However, if the conversion right is exercised, the growth of the principal lapses. No notes were converted at year-end.

         On March 30, 2000, the Company issued Euro 300 million 11 1/4% Senior Notes due 2010.

         The Company also issued Euro 360 million 4% Senior Convertible Notes due 2005. The Convertible Notes can be converted into common shares of the Company at a conversion price of Euro 60.76. In addition to the normal interest, the principal of the loan accretes at 4.5% per year. However, if the conversion right is exercised, the growth of the principal lapses. No notes were converted at year-end.

         SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," required disclosure of fair value information about financial instruments whether or not recognized in the balance sheet. The carrying amounts reported in the consolidated balance sheets for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. As of December 31, 2000, the fair value of the Company's borrowings under the long-term debt amounts to approximately Euro 968.0 million. As of December 31, 1999, the carrying amount of the company's borrowings under the long-term debt agreement approximated fair value.

11.      Ordinary shares and stock split

         On April 13, 1999, a two-for-one stock split was effected, resulting in all per share and weighted average share amounts being restated to reflect this stock split.

         On July 14, 1999, a general meeting of shareholders approved an amendment to Versatel's articles of association to provide for, among other things, a consolidation of its Class A shares and Class B shares into one single class of ordinary shares and the possible issuance of preference shares A, preference shares B and a priority share.

         The authorized share capital of Versatel was increased on December 22, 1999 to NLG 18.5 million, consisting of 175 million ordinary shares with a par value of NLG 0.05 each, 20 million preference shares A with a par value of NLG
0.05 each, 175 million preference shares B with a par value of NLG 0.05 each and one priority share with a par value of NLG 0.05.

         On March 30, 2000, the Company sold 5,100,000 shares at Euro 49.00 per share. The aggregate net proceeds amounted to Euro 238.5 million after offering expenses.

         As of December 31, 2000, 89,661,896 (1999: 79,224,986) ordinary shares are issued and outstanding.

12.      Employee Benefit Plans

         The Company has established four stock option plans: the 1997 Stock Option Plan (the "1997 Plan"), the 1998 Stock Option Plan (the "1998 Plan"), the 1999 Stock Option Plan (the "1999 Plan") and the 2000 Stock Option Plan (the "2000 Plan").

1997 Stock Option Plan

         In December 1996, the Company's shareholders approved the 1997 Stock Option Plan. The 1997 Plan provides for the grant of options to certain key employees of Versatel to purchase ordinary shares of Versatel. Under the 1997 Plan, no options have been granted with an expiration date of more than five years after the granting of the option. The option exercise price is determined in the particular grant of the option.

         As of December 31, 2000 398,000 options to purchase 398,000 ordinary shares had been granted under the 1997 Plan and Versatel does not intend to grant any more options under the 1997 Plan. As of December 31, 2000, 323,000 options granted under the 1997 Plan had been exercised for a total of 323,000 shares.

1998 Stock Option Plan

         In March 1998, the Company's shareholders approved the 1998 Stock Option Plan. The 1998 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option. The Company reserved 5,000,000 ordinary shares for issuance under the 1998 Stock Option Plan.

         As of December 31, 2000, 5,000,000 options to purchase 5,000,000 ordinary shares have been granted under the 1998 Plan and the Company does not intend to grant any more options under the 1998 Plan. As of December 31, 2000, 3,435,716 options have been exercised for a total of 3,435,716 shares.

1999 Stock Option Plan

         In January 1999, the Company's shareholders approved the 1999 Stock Option Plan. The 1999 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price determined in the particular grant of the option. The Company reserved 2,500,000 ordinary shares for issuance under the 1999 stock option plan.

         As of December 31, 2000 1,908,500 options to purchase 1,908,500 ordinary shares have been granted under the 1999 Plan. The Company does not expect to grant any more options under the 1999 Plan. The company expects to grant the remaining 591,500 options under the terms and conditions of the 2000 Plan. As of December 31, 2000, 335,910 options granted under the 1999 Plan had been exercised for a total of 335,910 shares.

2000 Stock Option Plan

         In December 1999, the Company's supervisory board approved the 2000 Stock Option Plan. The 2000 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years after the date of the grant and will last five years. The option exercise price shall be determined by Versatel. We have reserved 3,000,000 ordinary shares for issuance under the 2000 Plan.

         As of December 31, 2000, 2,538,850 options to purchase 2,538,850 ordinary shares have been granted under the 2000 Plan. Versatel expects to grant the remaining 461,150 options under the 2000 Stock Option Plan along with the 591,500 options remaining under the 1999 plan, in 2001. As of December 31, 2000, 67,000 options granted under the 2000 Plan had been exercised for a total of 67,000 shares.

         In October 1995, FASB Statement No. 123 "Accounting for Stock-Based Compensation" was issued. The Company has adopted the disclosure provisions of FASB Statement No. 123, but opted to remain under the expense recognition provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for options granted under the Stock Option Plans. Accordingly, for the years ended December 31, 1997 through December 31, 2000 no compensation expense was recognized for options granted under these schemes. Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates in accordance with FASB Statement No. 123, the Company's net income and earnings per share for 2000, 1999 and 1998 would have been reduced to the following pro forma amounts shown below:

                                                 2000         1999        1998
                                                 ----         ----        ----
                                                 Euro         Euro        Euro
        Net income:
         As reported ......................    (421,437)    (197,929)   (30,465)
         Pro Forma ........................    (433,217)    (199,139)   (31,494)
        Net loss per share (Basic and
        diluted): .........................
        As reported .......................       (4.92)       (3.88)     (0.93)
        Pro Forma .........................       (5.06)       (3.88)     (0.93)

         The movement in options outstanding during the three years ended December 31, 1998, December 31, 1999 and December 31, 2000 is summarized in the following table:

                                                        Number of     Weighted
                                                          Shares       Average
                                                        subject to    exercise
                                                          option        price
                                                          ------        -----
                                                                         Euro
              Outstanding at January 1, 1998.........      398,000       0.25
              Exercised during 1998..................           --         --
              Lapsed during 1998.....................           --         --
              Granted during 1998....................    5,000,000       1.03
                                                         ---------
              Outstanding at December 31, 1998.......    5,398,000       0.97
              Exercised during 1999..................   (1,940,000)      1.01
              Lapsed during 1999.....................     (161,740)      2.00
              Granted during 1999....................    1,908,500       3.40
                                                         ---------
              Outstanding at December 31, 1999.......    5,204,760       1.75
              Exercised during 2000..................   (2,221,626)      1.24
              Lapsed during 2000.....................     (276,391)      3.40
              Granted during 2000....................    2,538,850      26.77
                                                         ---------
              Outstanding at December 31, 2000.......    5,245,593      14.06

         The weighted average fair value of options granted in the year ended December 31, 2000, was estimated at Euro 5.70 (1999: Euro 2.27) as at the date of grant using the Black-Scholes stock option-pricing model. The following weighted average assumptions were used: dividend yield of 0.00% (1999: 0.00%) per annum, annual standard deviation (volatility) of 95% (1999: 81.62%), risk free interest rate of 4.76% (1999: 3.42%) and expected term of five years.

         The exercise prices for options outstanding on December 31, 2000, ranged from Euro 0.02 to Euro 79.19, (1999: Euro 0.00 to Euro 3.40) with a weighted average exercise price of Euro 15.06 (1999: Euro 1.75) and a remaining contractual life of 3.87 (1999: 3.65) years.

         All costs related to stock option plans are included in selling, general and administrative expenses.

         The following table summarizes information about the stock options outstanding December 31, 2000:

                                                                                  Options
                  Options outstanding                                      currently exercisable
---------------------------------------------------------------------  --------------------------------
                                Weighted average
Range of exercise               Remaining            Weighted average             Weighted average
     prices          Number     Contractual life     Exercise price     Number    exercise price
-----------------  ----------   ----------------     ----------------  ---------  ----------------
Euro 0.02--1.00      658,000         4.91                 0.03            --          --

Euro 1.00--5.00    2,748,743         1.77                 2.10         1,280,520      0.57

Euro 35.00         1,368,850         6.50                35.00            --          --

Euro 79.19           200,000         4.16                79.19            34,000     79.19

13.      Taxes

         The Company had income tax carry forwards of approximately Euro 81.7 million at December 31, 1999 and Euro 420.0 million at December 31, 2000, which may be utilized to reduce future income taxes payable mainly in The Netherlands.

         These income tax carry forwards do not expire and can be utilized indefinitely under Netherlands tax legislation. A valuation allowance has been established for the entire amount of the net operating loss carry forwards due to the uncertainty of its recoverability.

14.      Segmental Reporting

         Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" has been issued and is effective for years beginning after December 15, 1997. SFAS No. 131 requires certain disclosures about business segments of an enterprise. Until 1999, the Company essentially managed its business as one segment. The Company's substantial growth during 2000 led the company to formally manage its business by different segments on a service per customer type level and on a geographical basis. Accordingly, these segments are presented below.

Revenues

         The Company's revenues on a service by customer type is divided as follows:


                                                    2000      1999    1998
                                                    ----      ----    ----
                                                      (euro in thousands)
     Business customers
       Telephony...............................    70,833    31,695  15,643
       Data....................................    25,909    14,109       -
       Internet................................    26,378     4,942     407
     Residential customers
       Telephony...............................     9,012       405     175
       Internet................................    11,650       286       -
     Carrier Services customers
       Telephony...............................    18,098     5,194   1,727
       Data....................................    10,982     1,906       -
       Other...................................     8,607         -       -
                                                  -------    ------  ------
     Total.....................................   181,469    58,537  17,952
                                                  =======    ======  ======

         The Company's revenues presented on a geographical basis is divided as follows:

                                                  2000     1999      1998
                                                  ----     ----      ----
                                                     (euro in thousands)

            The Netherlands.................     116,804   52,323   17,844
            Belgium.........................      21,634    4,417      108
            Germany.........................      43,031    1,797        -
                                                 -------   ------   ------
            Total...........................     181,469   58,537   17,952
                                                 =======   ======   ======

         The company has a substantial business relationship with the Gak-Group. For the years ended December 31, 2000 and 1999, the Gak-Group accounted for 14.7% and 15.6% of Operating Revenue amounting to Euro 26.7million and Euro 9.1 million in the respective years. No Operating Revenue from the Gak-Group was realized in the year ended 1998.

Adjusted EBITDA

         Due to the integrated nature of the Company's activities a meaningful breakdown of the Adjusted EBITDA between services per customer type is not presented here.

         The Company's Adjusted EBITDA presented on a geographical basis is divided as follows:

                                                    2000       1999       1998
                                                 ---------   --------   -------
                                                       (euro in thousands)

            The Netherlands................       (88,460)   (59,832)   (18,147)
            Belgium........................       (19,183)    (9,165)       --
            Germany........................       (57,847)      (930)       --
                                                 --------    -------    -------
            Total..........................      (165,490)   (69,927)   (18,147)
                                                 ========    =======    =======

Fixed assets

         Due to the integrated nature of our activities a meaningful breakdown of the fixed assets between services per customer type is not presented here.

         The Company's fixed assets presented on a geographical basis is divided as follows:

                                            2000       1999        1998
                                          --------   --------    --------
                                                 (euro in thousands)

            The Netherlands..............  346,494    142,317     17,520
            Belgium......................   76,634     10,968          -
            Germany......................  168,263     79,409          -
                                           -------    -------     ------
            Total........................  591,391    232,694     17,520
                                           =======    =======     ======

15.      Advertising Expenses

         Advertising costs are expensed as incurred and amounted to Euro 20.4 million, Euro 5.9 million and Euro 2.4 million in 2000, 1999 and 1998 respectively.

16.      Result from Investing Activities

         Result from investing activities amounted to Euro (3.1) million for the year ended December 31, 2000. Included in this amount is the Company's pro-rata result from the Company's 50% equity stake in the Versapoint participation for the period April 29, 2000 to December 29, 2000 of Euro (9.1) million. We also realized a profit with the sale of Telebel in Germany of Euro 4.1 million, and a profit with the sale of Speedport of Euro 1.9 million. We did not realize any profits or losses from investing activities during 1999.

17.      Other assets impairments

         On 29 December 2000, the Company made a one-time payment to NorthPoint of Euro 7.0 million in order to purchase NorthPoint's 50% stake in Versapoint. In conjunction with this transaction, the Company has restructured the Versapoint business to facilitate integration. Accordingly, The Company performed a strategic review of Versapoint and the pan-European and wholesale scope of the original Versapoint venture has been altered to match The Company's retail operations in the Benelux and Northwestern German regions. The strategic review triggered an impairment review of long-lived assets on the 50% stake already owned by the Company. The Company wrote-down Versapoint's long-lived assets based on detailed review of usable assets. Accordingly, the Company recorded a noncash impairment charge of Euro 12.8 million.

18.      Other

         The Company also wrote down its minority interest in Hot Orange and Consumer Desk amounting to Euro 2.3 million. An additional loss of Euro 3.1 million of dialer equipment was recognized in 2000. We did not realize any other income or expenses during 1999.

19.      Rent and Operating Lease Commitments

         Future minimum commitments in connection with rent and other operating lease agreements are as follows at December 31, 2000:


                 2001.......................  14,141
                 2002.......................  11,195
                 2003.......................  10,274
                 2004.......................   7,863
                 2005.......................   6,008
                 2006 and further...........  28,604
                                              ------
                 Total......................  78,085
                                              ======

         Rent and operating lease expenses amounted to approximately Euro 0.9 million in 1998, Euro 2.1 million in 1999 and Euro 15.2 million in 2000. The main part of future commitments relates to the renting of Points-of-Presence for a ten-year period.

20.      Commitments not reflected in the Balance Sheet

         Commitments in connection with the rollout of the Company's network, not yet recorded on the balance sheet amount to approximately Euro 36.9 million as of December 31, 2000.

         The Company has entered into earn-out arrangements with the former shareholder of ITinera Services N.V., which will require the company to issue shares of the Company to the former shareholders of ITinera, if certain revenue and income thresholds are met. On December 31, 2000, 12,500 shares relating to the earnout agreement were still outstanding. Accordingly, no such adjustments have been recorded related to the earn-out arrangements.

         The issued guarantees at December 31, 2000 on behalf of third parties amount to Euro 7.6 million.

21.      Legal Proceeding

         Taxation on share option plan

         In October 2000, the Company was informed by the public prosecutor of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to the Company's initial public offering in July 1999. Although the Company consulted with its Dutch tax advisors and the Dutch tax authorities prior to issuing these options and believes that its tax treatment of these options was correct, the Company is in negotiations with the public prosecutor to settle these charges (without admitting or denying guilt). The public prosecutor has indicated that he intends to seek a penalty and tax payment up to approximately Euro 15.0 million. The Company intends to vigorously challenge both the tax payment as well as the payment of any significant penalty amount.

         Versatel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

         Cromwilld settlement agreement finalized in 1999

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

         On July 20, 1999, the Company entered into, along with its shareholders and certain other parties, a Settlement Agreement with Cromwilld Limited, in order to resolve disputes arising out of our shareholders' agreement and other matters. The major terms of the Settlement Agreement provide for:

         o the transfer of 146,988 of our ordinary shares held by Telecom Founders B.V. to Cromwilld;

         o the issuance of 200,000 shares of the Company on July 20, 1999 to Cromwilld at a price of NLG 7.50 per ordinary share;

         o the ability for Cromwilld to include 1,800,000 of its ordinary shares in initial public offering of the Company;

         o certain piggyback registration rights in favor of Cromwilld that will take effect 180 days from the date of the initial public offering of the Company;

         o the payment by us of $300,000 from Cromwilld's fees and expenses related to the Settlement Agreement and certain other matters;

         o the acknowledgment by all parties to the shareholders' agreement of the Company that the shareholders' agreement will be terminated concurrently with the closing of the initial public offering of the Company;

         o the withdrawal by Cromwilld of its pending legal proceedings against the Company and its shareholders;

         o Cromwilld's full cooperation with the initial public offering of the Company; and

         o the obligation of the Company's shareholders, including Cromwilld, to procure the resignation or dismissal of Cromwilld's nominee, Denis O'Brien, from Supervisory Board of the Company, after the completion of the initial public offering.

         As of December 31, 2000, all of the terms of the Settlement Agreement, except with respect to certain piggyback registration rights provided to Cromwilld (which have not yet taken effect), have been completed.

         The expense related to this legal proceeding was classified as "Other expense, net" in the income statement for the year ended December 31, 1999. This agreement had no effect on the results for the year ended December 31, 2000.

22.      Subsequent Events

         We have initiated an organizational restructuring which is expected to lead to a reduction of approximately 300 employees. We have implemented our organizational restructuring in order to realize synergies existing in our operations resulting from our increased scale.

         As a result of this restructuring, Versatel expects to recognize a one-time charge of approximately Euro 7.5 million in the first quarter of 2001 to cover employee termination costs. Total annual savings in sales, general and administrative expenses are estimated to be approximately Euro 15.0 million with Euro 10.0 million, of such savings to be realized in 2001.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                      VERSATEL TELECOM INTERNATIONAL N.V.



                                      By:     /s/ RAJ RAITHATHA
                                         ---------------------------------------
                                      Name:   Raj Raithatha
                                      Title:  Managing Director and
                                              Chief Executive Officer


                                      Date:   March 30, 2001


                                      By:     /s/ PHILIPPE SANTIN
                                         ---------------------------------------
                                      Name:   Philippe Santin
                                      Title:  Chief Financial Officer


                                      Date:     March 30, 2001

                                INDEX TO EXHIBITS

Exhibit       Description
No.

1(1)   --     Articles of Association (as amended) of the Company

2.1(2) --     Deposit Agreement between the Company and The Bank of New York, as depositary

2.2(3) --     Indenture, dated May 27, 1998, between the Company and U.S. Trust
              Company of New York, as Trustee

2.3(4) --     Indenture, dated December 3, 1998, between the Company and U.S.
              Trust Company of New York, as Trustee

2.4(5) --     Indenture, dated July 28, 1998, between the Company and U.S. Trust
              Company of New York, as Trustee

2.5(6) --     Indenture, dated March 30, 2000, between the Company and The Bank of New York, as Trustee

2.6(7) --     Escrow Agreement, dated May 27, 1998, between Versatel and U.S.
              Trust Company of New York, as Trustee and Escrow Agent

2.6(8) --     Escrow Agreement, dated December 3, 1998, between Versatel and
              U.S. Trust Company of New York, as Trustee and Escrow Agent

2.7(9) --     Principal Paying Agent, Conversion Agent, Conversion Calculation
              Agent and Registrar Agreement, dated December 17, 1999, between the Company and ING Bank N.V.

2.8    --     Principal Paying Agent, Conversion Agent, Conversion Calculation
              Agent and Registrar Agreement, dated March 20, 2000, between the
              Company and ING Bank N.V.

4.1(10)--     Agreement for the sale and purchase of shares of Svianed B.V., dated June 11, 1999, between the Company, GAK Holding B.V. and
              Svianed B.V.

7      --     Statement re ratio earnings to fixed charges.

8      --     List of Subsidiaries.


----------------------

(1) - Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2000 and incorporated herein by reference.

(2) - Previously filed as an exhibit to the Company's Registration Statement on Form F-6 (File number 333-10516) initially filed with the Securities and Exchange Commission on July 13, 1999 and incorporated herein by reference.

(3) - Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File number 333-59979) initially filed with the Securities and Exchange Commission on July 27, 1998 and incorporated herein by reference.

(4) - Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File number 333-70449) initially filed with the Securities and Exchange Commission on January 12, 1999 and incorporated herein by reference.

(5) - Previously filed as an exhibit to the Company's Registration Statement on Form F-1 (File number 333-81329) initially filed with the Securities and Exchange Commission on June 22, 1999 and incorporated herein by reference.

(6) - Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File number 333-43938) initially filed with the Securities and Exchange Commission on August 16, 2000 and incorporated herein by reference.

(7) - Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File number 333-59979) initially filed with the Securities and Exchange Commission on July 27, 1998 and incorporated herein by reference.

(8) - Previously filed as an exhibit to the Company's Registration Statement on Form F-4 (File number 333-70449) initially filed with the Securities and Exchange Commission on January 12, 2000 and incorporated herein by reference.

(9) - Previously filed as an exhibit to the Company's Form 20-F, filed with the Securities and Exchange Commission on March 20, 2000 and incorporated hereby by reference.

(10)- Previously filed as an exhibit to the Company's Form 6K/A, filed with the Securities and Exchange Commission on June 23, 1999 and incorporated hereby.