Form 20-F
period 2001-12-31
VERSATEL TELECOM INTERNATIONAL N V
filed 2002-03-29
CIK 1066930

As filed with the Securities and Exchange Commission on March 29, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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
          €120,000,000 11 7/8% Senior Euro Notes due 2009
          €300,000,000 11 1/4% Senior Euro Notes due 2010

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares issued and outstanding: 91,352,247

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑          No ☐

      Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐          Item 18 ☑

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
3.A SELECTED FINANCIAL DATA
3.B CAPITALIZATION AND INDEBTEDNESS
3.C REASONS FOR THE OFFER AND USE OF PROCEEDS
3.D RISK FACTORS
ITEM 4. INFORMATION ON THE COMPANY
4.A HISTORY AND DEVELOPMENT OF THE COMPANY
4.B BUSINESS OVERVIEW
4.C ORGANIZATIONAL STRUCTURE
4.D PROPERTY, PLANT AND EQUIPMENT
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A OPERATING RESULTS
5.B LIQUIDITY AND CAPITAL RESOURCES
5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
5.D TREND INFORMATION
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A DIRECTORS AND SENIOR MANAGEMENT
6.B COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
6.C BOARD PRACTICES
6.D EMPLOYEES
6.E SHARE OWNERSHIP
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
7.B RELATED PARTY TRANSACTIONS
7.C INTERESTS OF EXPERTS AND COUNSEL
ITEM 8. FINANCIAL INFORMATION
8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
8.B SIGNIFICANT CHANGES
ITEM 9. THE OFFER AND LISTING
9.A LISTING DETAILS
9.B PLAN OF DISTRIBUTION
9.C MARKETS
9.D SELLING SHAREHOLDERS
9.E DILUTION
9.F EXPENSES OF THE ISSUE
ITEM 10. ADDITIONAL INFORMATION
10.A SHARE CAPITAL
10.B ARTICLES OF ASSOCIATION
10.C MATERIAL CONTRACTS
10.D EXCHANGE CONTROLS
10.E TAXATION
10.I SUBSIDIARY INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. [RESERVED]
ITEM 16. [RESERVED]
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF VERSATEL TELECOM INTERNATIONAL N.V.
Statement Re Ratio of Earnings
List of Subsidiaries
Release Letter

INTRODUCTION AND PRESENTATION OF INFORMATION

      Versatel Telecom International N.V. is a company with limited liability (naamloze vennootschap) organized under the laws of The Netherlands. Its principal executive offices are located at Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands and its telephone number is +31 20 750 1000. Unless the context otherwise requires in this Annual Report on Form 20-F (the “Annual Report”), the terms the “Company,” “Versatel,” “our company”, “we” and “us” refer to Versatel Telecom International N.V. and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company.

      As of January 1, 2000, we publish our financial statements in euro. Prior to this date we published our financial statements in Dutch guilders. We have restated the financial statements and other financial data presented herein for the periods prior to January 1, 2000 in euro using the fixed conversion rate of NLG 2.20371 per €1.00 established with the implementation of the third stage of Monetary Union. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

      References to “euro” or “€” are to the currency introduced at the start of the third stage of Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on European Union, references to “Dutch guilders” or “NLG” are to the former currency of The Netherlands, and references to “U.S. dollars” or “$” are to United States dollars. For a discussion of the effects of exchange rate fluctuations on Versatel, see “Operating and Financial Review and Prospects.”

      For the convenience of the reader, this document contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translation of euro into U.S. dollars has been made at $0.8901 per €1.00, based on the noon buying rate in the City of New York for cable transfers in euro as certified for customers purposes by the Federal Reserve Bank of New York on December 31, 2001.

FORWARD-LOOKING STATEMENTS

      This Annual Report on Form 20-F includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to our business. Such forward-looking statements can often be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “should”, “would be”, “seek” or “anticipate” or similar expressions or comparable terminology, or by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

•	Anticipated trends and conditions in our industry, including regulatory reforms and the liberalization of telecommunications service across Europe;

•	The impact of the recent slowdown in economic activity generally, and in the telecommunications industry in particular, on our business;

•	Our ability to compete, both nationally and internationally;

•	Our intention and ability to introduce new products and services;

•	Our expectation of the competitiveness of our services;

•	The anticipated development of our network;

•	Our expectation of the impact of this development on our revenue potential, cost basis and margins; and

•	The impact of our proposed financial restructuring through either an exchange offer or a court approved plan for all of our outstanding convertible notes and high yield notes on our financial condition and results of operations, whether or not the exchange offer is successful.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.     KEY INFORMATION

3.A     SELECTED FINANCIAL DATA

      The following selected financial data of Versatel as of and for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 have been derived from our historical financial statements and have been prepared in accordance with U.S. GAAP. Our consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ending December 31, 2001, 2000 and 1999 are included elsewhere herein. The selected financial data should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and our historical financial statements and the related notes thereto included elsewhere herein.

      As of January 1, 2000, we have published our financial statements in euro. Prior to that date we published our financial statements in Dutch guilders. We have restated the financial statements and other financial data presented herein for the periods prior to January 1, 2000 in euro using the fixed conversion rate of NLG 2.20371 per €1.00. The following selected financial data reported in euro depict the same trend as would have been presented if Versatel had continued to present financial statements in NLG. The selected financial data for the years ended December 31, 1999, 1998 and 1997, will not be comparable to the financial statements of other companies that report in euro and that have restated amounts from a different currency than Dutch guilders.

	Year Ended December 31,

	1997	1998	1999	2000	2001

	€	€	€	€	€

	(in thousands, except per share amounts)
Statement of Operations Data:
Operating revenue(1)	8,574	17,952	58,537	181,469	255,733
Operating expenses:
Cost of revenue, excluding depreciation and amortization(2)	7,898	14,439	45,657	133,565	154,399
Selling, general and administrative	7,953	21,660	70,250	206,360	165,614
Stock based compensation	—	—	12,557	7,034	5,695
Tax penalties	—	—	—	—	2,978
Restructuring expense	—	—	—	—	11,240
Depreciation and amortization	1,469	2,937	26,412	91,518	138,592

Total operating expenses	17,320	39,036	154,876	438,477	478,518

Operating loss	(8,746)	(21,084)	(96,339)	(257,008)	(222,785)
Interest expense, net	242	11,712	58,512	111,132	138,637
Results from investing activities	—	—	—	3,131	(21)
Other expenses(3)	—	—	—	18,214	—
Foreign currency exchange (losses) gains, net	(24)	2,335	(43,684)	(32,695)	(30,192)

Loss before income taxes, minority interest and extraordinary item	(9,012)	(30,461)	(198,535)	(422,180)	(391,593)

Credit from (provision for) income taxes	—	(3)	437	41	—

Net loss before minority interest and extraordinary item	(9,012)	(30,464)	(198,098)	(422,139)	(391,593)
Minority interest	—	—	168	792	—

Net loss before extraordinary item	(9,012)	(30,464)	(197,930)	(421,347)	(391,593)
Extraordinary item(4)	—	—	—	—	13,032
Net loss	(9,012)	(30,464)	(197,930)	(421,347)	(378,561)

Net loss per share before extraordinary item basic and diluted	(0.50)	(0.93)	(3.89)	(4.92)	(4.31)
Net loss per share after extraordinary item basic and diluted	(0.50)	(0.93)	(3.89)	(4.92)	(4.17)
Weighted average number of basic shares outstanding(5)	18,084	32,622	50,929	85,611	90,872
Financial Data:
Adjusted EBITDA(6)	(7,277)	(18,147)	(57,370)	(158,456)	(64,280)
Capital expenditures	6,587	35,057	173,804	466,884	251,926
Dividends per share	—	—	—	—	—
Balance Sheet Data at Period End:
Cash, restricted cash and marketable securities	678	264,813	1,050,831	1,203,876	722,105
Working capital (excluding cash, restricted cash and marketable securities)	(11,242)	(21,260)	(103,419)	(216,157)	(194,831)
Capitalized finance cost, net	—	13,046	28,255	41,435	33,486
Property, plant and equipment, net	6,180	17,520	232,694	591,391	814,240
Construction in progress	—	20,882	81,803	175,766	125,656
Goodwill, net	—	2,067	196,973	245,663	217,939
Total assets	8,772	328,263	1,663,120	2,417,640	2,056,270
Total long-term obligations (including current portion)	3,854	312,562	1,008,678	1,712,993	1,754,417
Total shareholders’ equity (deficit)	(8,266)	(15,462)	507,669	341,318	(26,694)

	Year Ended December 31,

	1997	1998	1999	2000	2001

	€	€	€	€	€

	(in thousands, except per share amounts)
Cash Flow Data:
Net cash provided by/(used in) operating activities	2,616	(16,932)	(70,093)	(191,039)	(206,982)
Net cash used in (from) investing activities	(6,587)	(50,839)	(632,996)	(1,516,187)	621,794
Net cash provided by financing activities	2,635	235,969	1,358,591	944,529	3,369

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings (including all fee amounts received for the premium dial-in services offered by Komtel) for the year ended December 31, 2001 amounted to € 274.4 million.

(2)	Total costs relating to gross billings for the year ended December 31, 2001 amounted to € 173.1 million.

(3)	Consists of asset impairments of €12.8 million relating to Versapoint and other write-offs for a total amount of €5.4 million.

(4)	Represents the extraordinary gain related to the repurchase of high yield notes.

(5)	As adjusted to give effect to a 2-to-1 stock split on April 13, 1999.

(6)	Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, restructuring expense, tax penalties, deferred compensation and foreign exchange gain (loss). Adjusted EBITDA is included because management believes it is a useful indicator of a company’s ability to incur and service its indebtedness. Adjusted EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Funds depicted by this measure may not be available for management’s discretionary use (due to covenant restrictions, debt service payments, the expansion of our network, and other commitments). Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA contained herein may not be comparable to other similarly titled measures of other companies. Please note that the definition of Adjusted EBITDA as applied in the audited financial statements for the years 1997, 1998, 1999 and 2000 is different from the above definition. In the new definition for Adjusted EBITDA, deferred compensation, tax penalties and restructuring expenses are excluded.

Exchange Rates

      As of January 1, 2000, we publish our financial statements in euro. Prior to this date we published our financial statements in Dutch guilders. We have restated the financial statements and other financial data presented herein for the periods prior to January 1, 2000 in euro using the fixed conversion rate of NLG 2.20371 per €1.00.

U.S. Dollars to Euro

      The table below sets forth, for the periods and dates indicated, certain information concerning the noon buying rates for euro expressed in U.S. dollars per euro. On December 31, 2001, the noon buying rate for U.S. dollars per euro was $0.89 per €1.00. On March 22, 2002, the noon buying rate for U.S. dollars per euro was $0.88 per €1.00.

			Period	Period
Period	High	Low	Average(1)	End

1999	1.18	1.00	1.06	1.01
2000	1.03	0.83	0.92	0.94
2001	0.95	0.84	0.89	0.89
September 2001	0.93	0.89
October 2001	0.92	0.89
November 2001	0.90	0.88
December 2001	0.90	0.88
January 2002	0.90	0.86
February 2002	0.88	0.86
March 2002 (through March 22)	0.88	0.87

(1)	The average of the noon buying rates on the last day of each month during the period.

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

			Period	Period
Period	High	Low	Average(1)	End

1997	2.12	1.73	1.95	2.03
1998	2.09	1.81	1.98	1.88

(1)	The average of the noon buying rates on the last day of each month during the period.

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

Risks Related to our Business

Our history of substantial net losses may continue indefinitely and make it difficult to fund our operations.

      For the year ended December 31, 2001, we had a loss from operating activities of €222.8 million and negative Adjusted EBITDA (which consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, stock based compensation, tax penalties, restructuring expense, extraordinary items, results from investments and foreign exchange gain (loss)) of €64.3 million. For the year ended December 31, 2000 we had a loss from operating activities of €257.0 million and negative Adjusted EBITDA of €158.5 million. For the year ended December 31, 1999, we had a loss from operating activities of €96.3 million and negative Adjusted EBITDA of €57.4 million. In addition, we had an accumulated deficit of €1,039.7 million as of December 31, 2001. We expect to continue to incur significant further operating losses for the foreseeable future. Although our proposed exchange offer (described under “Item 8.B — Significant Changes.”) would result in a significant non-recurring net gain for accounting purposes and tax purposes (consisting primarily of an extraordinary gain resulting from the extinguishment of the high yield notes and a one time charge to interest expense as a result of the induced conversion related to the convertible notes), we expect to continue to make losses in the future. You should be aware that we cannot be certain that we will achieve or, if achieved, be able to maintain operating profits in the future.

If we cannot restructure our balance sheet, we may be unable to meet our debt service obligations, which may result in our outstanding indebtedness becoming due and payable.

      Our consolidated net interest expense for the year ended December 31, 2001 was €138.6 million. For the year ended December 31, 2001, we had a negative Adjusted EBITDA of €64.3 million. There is no certainty that we will be able to generate sufficient cash flow from operating activities to pay interest and principal on the high yield notes, the convertible notes or any outstanding debt. We expect that our remaining cash balances will provide with sufficient cash capital to fund our operations and service our debt obligations until the beginning of 2004. If we are unable to meet our payment obligations, we will have to refinance our indebtedness, sell our assets or obtain new capital. If current capital market conditions prevail, under our current capital structure we believe that we may not be able to raise such additional capital beyond the beginning of 2004. If we cannot refinance or otherwise satisfy our debt obligations we will be in default under such obligations, which could in turn result in the high yield notes, the convertible notes and other indebtedness becoming immediately due and payable. Any default under the high yield notes or the convertible notes would have a material adverse effect on our shareholders’ equity. Although we have announced our intention to commence an exchange offer and consent solicitation for the high yield notes and the convertible notes in order to reduce our indebtedness and net interest expense and expect to launch such exchange offer in the near future and an ad hoc committee of bondholders whose members hold approximately 33% of our outstanding notes an represent approximately 74% of the outstanding notes has agreed to support the exchange offer, we can give no assurance that any such exchange offer will be successful.

      As part of our proposed exchange offer, we will also be soliciting the irrevocable vote of holders of our high yield notes and convertible notes in favor of a plan of composition (ontwerp van akkoord) under section 252 of the Netherlands Bankruptcy Act (Faillissementswet) and the irrevocable vote of holders of our high yield notes and convertible notes and our shareholders in favor of a plan of reorganization under chapter 11 of the U.S. Bankruptcy Code. If we do not receive tenders of at least 99% in aggregate initial principal amount of all notes currently outstanding, we currently intend to effect our financial restructuring by filing a request for suspension of payments with a Netherlands court if we receive sufficient affirmative votes on the plan of composition to seek its ratification by a Netherlands court. We may also file a chapter 11 petition in a U.S. bankruptcy court seeking confirmation of the plan of reorganization if we receive sufficient affirmative votes to seek its confirmation, but only concurrently with the filing of a request for suspension of payments with a Netherlands court. For a discussion for the risks associated with such a court proceeding, please read the section “Risk Factors” in our Form F-4, filed with the SEC on March 28, 2002.

We will need to obtain additional capital in order to fund our operations and to expand our operations to take advantage of business opportunities.

      If we complete our proposed exchange offer or any court approved restructuring, our existing cash balances will be substantially reduced. Upon completion of our proposed exchange offer or any court approved restructuring, we expect that our remaining cash balance, together with anticipated cash flows from operations, will provide us with sufficient capital to fund our operations to at least the beginning of the second quarter of 2003. In addition, we believe that we will still have an additional funding requirement of up to €50.0 million. To finance this funding requirement and if we wish to expand our local access network in order to take advantage of attractive business opportunities, we will require additional capital. A failure to acquire additional capital on acceptable terms may seriously and adversely affect the growth of our business and may have an adverse effect on the valuation of our tangible and intangible fixed assets and our ability to function as a going concern.

      Additional capital that we may raise is likely to include debt, preferred shares and/or other financing that ranks senior to our ordinary shares. You should be aware that, if we complete our proposed exchange offer or any court approved restructuring, our ability to incur additional indebtedness will no longer be constrained by the restrictive covenants in our indentures.

If the public perception of our proposed exchange offer or any court approved restructuring is negative, it could have an adverse effect on our business.

      Regardless of whether our proposed exchange offer or any court approved restructuring is successful, the public perception of our company may be negatively impacted by the proposed transactions. If, due to negative press articles or otherwise, our current and potential customers and suppliers perceive us as a company with financial difficulties, they may decide not to purchase our products and services, or to no longer supply us with their products or services or suppliers may decide to supply these products and services to us on less favorable terms. In particular, our ability to procure contracts with larger customers, including government related entities, which are usually awarded through bidding processes, may be compromised. Such a public perception could also adversely impact our future access to additional capital, make it more difficult to hire and retain key employees and have other material adverse effects on our business, results of operations and financial condition.

Dissatisfied holders of the notes may commence litigation or insolvency proceedings against us.

      Although an ad hoc committee of holders of the notes has entered into an agreement with us to support our financial restructuring and the plan of composition and the plan of reorganization, this committee does not represent all the holders of the notes. If some of the holders of the notes that are not represented by this committee are not satisfied with the terms of our proposed exchange offer, they may commence litigation or liquidation proceedings against us. Any such proceedings may divert management attention and could have a material adverse effect on our business and financial condition and on any financial restructuring.

If we successfully complete our proposed exchange offer, we may have to pay corporate income tax sooner than if we do not complete the exchange offer.

      Although our proposed exchange offer would result in a significant non-recurring net gain for accounting purposes and tax purposes (consisting primarily of an extraordinary gain resulting from the extinguishment of the high yield notes and a one time charge to interest expense as a result of the induced conversion related to the convertible notes), we expect to continue to make losses in the future. We believe that we will have sufficient current and future operating losses and other tax losses that could be used to offset the gain. As a result, we do not expect that the exchange or cancellation of the notes will result in a net cash payment in respect of Netherlands corporate income tax at this time. However, the use of tax losses to offset the gain will result in us having to pay corporate income tax sooner, in the event that we achieve profitability in the future, than if we had not completed our proposed exchange offer. Moreover, as part of our tax planning in connection with our proposed exchange offer we may incur “temporary” tax losses. In this event, the gains sheltered by the temporary tax losses would be recognized as taxable gains in future years, which could lead to increased tax payments to the extent that we do not generate sufficient tax losses to shelter such gains. In addition, the Netherlands tax authorities could challenge the amount of such present and future tax losses in any audit of our tax returns.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to finance our operations in the future.

      The indentures governing our high yield notes contain a number of covenants that impose significant operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries’ ability to incur secured indebtedness, create liens on assets, enter into business combinations or engage in certain activities with our subsidiaries. Additionally, raising capital in the form of unsecured debt, which is under certain circumstances allowed under our covenants, remains extremely difficult given the current capital markets conditions. Moreover, raising additional capital in the public or private equity markets remains extremely difficult given our current capital structure. Although we will seek to eliminate these restrictive covenants in the proposed exchange offer and consent solicitation, we can give no assurance that the exchange offer and consent solicitation (or any court approved financial restructuring) will be successful.

Obstacles associated with the effective implementation of liberalization legislation in the European telecommunications markets may adversely affect our business.

      The European telecommunications industry is subject to a significant degree of regulation. The national governments of the EU Member States were required to pass legislation to liberalize the telecommunications markets within their countries to implement European Commission directives. Although most of the EU Member States have now implemented the required legislation, they have done so on an inconsistent, and sometimes unclear, basis. Implementation has also been slow in certain EU Member States, including those EU Member States in which we operate, as a result of such EU Member States’ failure to provide the requisite powers to the regulatory bodies in place. Our operations may also be affected by a less than vigorous enforcement of the legislation by such regulatory bodies. In Belgium, for example, we have experienced significant delays in the implementation of the Carrier Preselect Service (“CPS”) from Belgacom and gaining access to Belgacom’s central offices for the deployment of Digital Subscriber Line (“DSL”) based services. The above factors and other potential obstacles associated with the effective implementation of liberalization legislation have had, and may continue to have, a material adverse effect on our ability to expand our telecommunications network and customer base.

We encounter strong competition from dominant market participants and new entrants.

      The telecommunications industry is a very competitive market that is subject to both the continued dominance of Postal, Telephone and Telegraph companies (“PTTs”) and the arrival of new entrants. Recently, several relatively new entrants have been forced into bankruptcy or have otherwise withdrawn from the market in part as a result of the significant competitive advantages PTTs maintain over non-PTT market participants. These include:

•	cost advantages as a result of economies of scale;

•	greater financial resources, market presence and network coverage;

•	greater brand name recognition, customer loyalty and goodwill;

•	control over domestic transmission lines and control over the access to these lines by other participants; and

•	close ties to national regulatory authorities that may be reluctant to adopt policies that would adversely affect their competitive position.

      Historically, our policy in this competitive environment has been to price our products and services at a discount to the PTTs and to offer high-quality customer service, products and services. However, the prices of long distance calls in most of our markets have decreased substantially and our larger competitors have been able to use their greater financial resources to create severe price competition.

      Our competition in the Benelux and Germany also comes from newer market entrants, including WorldCom, BT Ignite, Energis, COLT Telecom and other more recent Internet-based competitors. Sustained price competition could have a material adverse effect on our business.

      The financial difficulties currently experienced by other participants in the telecommunications industry may result in some of our competitors being able to purchase the assets of these troubled companies at depressed prices which may increase the competition that we face. As a result of our financial difficulties, potential customers and suppliers may be unwilling to do business with us and may prefer to do business with competitors that have greater financial resources.

We are dependent on our competitors to provide our customers with access to our network.

      We do not own all the telecommunications transmission infrastructure that we presently use to connect our customers to our own network. We use the telecommunications transmission infrastructure of other carriers in the Benelux and Germany and we depend heavily on interconnection agreements with these carriers to connect our customers to our own network. Most of these carriers are our competitors. Our profitability significantly depends on our ability to achieve access, on a timely basis and at attractive rates, to the facilities of our competitors, who may try to limit such access. The expansion of our DSL-based services also depends heavily upon access to central office facilities and existing copper infrastructure controlled by the PTTs. In Belgium, for example, Belgacom initially refused to give us access to its local loop infrastructure on acceptable terms and we were forced to file a complaint with the competition authorities of the European Commission. As a result, we have not deployed DSL technology as rapidly as we intended. There can be no assurance that the PTTs will cooperate and give us access to their networks in a timely fashion in the future.

      In addition, a portion of Versatel’s network consists of both indefeasible rights of use (“IRUs” or onvervreembare gebruiksrechten) and transmission agreements. In the event that the companies with which we have entered into these agreements experience financial difficulties, we may lose connectivity across a portion of our network or experience a downgrade in the quality of service that we can provide to customers who benefited from that connectivity. In either of these events, our financial and operating results could be adversely affected.

      Our dependence on third parties to provide our customers with access to our network makes us susceptible to price fluctuations, service disruptions and cancellations that are outside of our control. These service disruptions historically have resulted in the loss of some customers and could result in customer losses in the future. Such disruptions may occur from time to time in the future. Interconnection rates also fluctuate and may be increased as a result of cost increases by the dominant providers.

We have encountered delays in implementing elements of our business strategy, which could continue to adversely affect our growth.

      Our future success depends upon our ability to expand and operate our telecommunications network, to successfully sell and provision our existing products and services and to develop and implement new products and services. Our success will depend specifically on our ability to obtain and maintain, among other things:

•	strong regulatory oversight and action by both EU and national agencies;

•	adequate and timely access to the local infrastructure of PTTs to deploy unbundled local loop technologies;

•	a scalable and flexible Operating Support System (“OSS”), including billing and provisioning systems that support future growth, product development and technology developments;

•	cost effective access technologies that can provide bundled voice, data and Internet services to the mass market and meet the service demands of our customers; and

•	experienced and qualified management and staff.

      In particular, we have encountered delays in implementing elements of our business strategy as a result of a less than vigorous enforcement of the legislation intended to liberalize the telecommunications market by the relevant regulatory bodies in the countries in which we operate combined with national PTTs that are reluctant to give us access to their networks and difficulties that we have experienced in obtaining rights of way necessary to extend our network. In particular, the delays experienced in obtaining central office facilities have resulted in delays in the roll-out of our DSL-based services.

The further development of our DSL-based services may pose significant technical and operational challenges.

      Our DSL-based services are relatively new and we have limited operating and financial data upon which to evaluate these services. The further development of our DSL-based services may pose significant technical and operational challenges. Some of the risks we face in establishing a successful DSL-based service offering include:

•	our ability to succeed in securing the unbundled local loops (copper lines) that connect each DSL end-user to our equipment located in the central offices of the PTTs. PTTs have in the past imposed significant obstacles on our ability to efficiently install our services and we expect that they will continue to do so, particularly as our DSL-based services may be a source of significant competition for their lucrative business of providing leased lines. In particular, these PTTs must cooperate with us for (a) the provision and maintenance of transmission facilities and (b) the use of their technology and capabilities to meet certain telecommunication needs of our customers and to maintain our service standards;

•	our ability to identify, access and provide services to customers in our target regions;

•	our ability to automate the provisioning of DSL-based services;

•	our ability to provide for timely and accurate billing for our services; and

•	technical issues related to DSL technology, for example, interference concerns related to the use of some types of DSL technology. Such technical issues have been, and we expect may in the future continue to be, used by the PTTs as a reason to delay the deployment of our services.

      The market for DSL-based services is very competitive. BBNed, an affiliate of Telecom Italia, for example, has also significantly expanded its DSL-based services in our target markets. In addition, competitors that offer, or are in the process of developing, competing technologies may prove to be more successful than companies that offer DSL-based services.

The further development and implementation of our operational support and billing systems may pose significant technical and operational challenges.

      Sophisticated billing and information systems are vital to our growth and ability to provision services, to bill and to receive payments from customers, to reduce our credit exposure and to monitor costs. We have planned and budgeted enhancements of our operational support and billing systems to handle the growth in the size and complexity of our business, our customer base and product portfolio. As these enhancements and further developments and implementation of our operational support and billing systems are very complex and time consuming, they may pose significant technical and operational challenges which could have a material adverse effect on our business.

The products that we recently introduced or intend to introduce in the near future may not be as successful as we expect them to be.

      We expect to derive a significant amount of revenues from new products and services that we recently introduced or that will be introduced in the near future. For example, in The Netherlands we introduced bundled voice and Internet broadband services over DSL technology to our customers in the fourth quarter of 2001. If we experience delays in the roll-out of these products and services or if these new products and services are not as successful as we expect them to be, this could have a material adverse effect on our business and our results of operations.

If we do not adapt to the rapid technological changes in the telecommunications industry, we could lose customers or market share.

      The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new products and services and increased availability of transmission capacity, as well as the increasing utilization of Internet-based technologies for voice and data transmission. Our success will depend substantially on our ability to predict which of the many possible current and future network products and services will eventually be successful. In particular, as we further expand and develop our network, we will become increasingly exposed to the risks associated with the relative effectiveness of our technology and equipment. The cost of implementation of emerging and future technologies, such as technologies relating to our DSL-based services and Internet Protocol-based services, could be significant, and we cannot assure you that we will select appropriate technology and equipment or that we will obtain appropriate new technology on a timely basis or on satisfactory terms. Our failure to anticipate these technological changes may adversely affect our ability to offer competitive products and services, the viability of our operations and our ability to gain or maintain market share.

We may have difficulties in upgrading and protecting our network.

      The value of our network depends on our continued ability to provide high-quality telecommunication services by upgrading our systems and protecting our network from external damage. As we grow, the timing and implementation of these upgrades will become more important. We cannot guarantee you that the quality and availability of our services will not be disrupted because of our inability to make timely or error-free upgrades to our network. Also, our network may be subject to external damage, in particular from construction work, but also from events such as floods and other accidents that can disrupt service. While we have established design and management techniques to address any disruptions that may occur, any prolonged difficulty in accessing our network may threaten our relationship with our customers and have a material adverse impact on our business. For example, in connection with our acquisition of Versatel Deutschland GmbH & Co. KG, formerly known as VEW Telnet, we entered into a network maintenance agreement with Versatel Deutschland’s former parent, VEW Energie, and, as a result, we are dependent on VEW Energie to maintain and protect a portion of our network. In addition, a portion of Versatel’s backbone and international network consists of IRUs. In the event that the companies with which we have entered into these agreements experience financial difficulties, we may lose connectivity across a portion of our network, or experience a downgrade in the quality of service that we can provide to customers who benefited from that connectivity. In either of these events, our financial and operating results could be adversely affected.

Although we have initiated several corporate restructurings in order to achieve synergies and cost reductions in our operations, we may not be successful in creating synergies and achieving cost reductions, and we may have to initiate additional restructurings in the future.

      As a result of our increased scale, we have announced several restructuring initiatives since March 2001 in order to create operational synergies. For example, we have downsized our operations in Belgium by combining our back office operations in The Netherlands and Belgium. In addition, we have also combined the back office operations of Komtel and Versatel Deutschland in Germany. Although we continue to explore opportunities to reduce our selling, general and administrative expenses, we may not be able to realize synergies or fully achieve our expected cost reductions. Given the downturn in the economic conditions in Europe generally, and the telecommunications industry in particular, we may be forced to initiate additional restructurings in the future.

The general economic downturn could have a material adverse effect on our business, results of operations and financial condition.

      In the last year there has been a downturn in economic conditions in Europe generally, and in the telecommunications industry in particular. Many telecommunication companies have not achieved their financial and operating goals and have been unable to obtain additional financing. Accordingly, many of these companies are seeking to reduce the level of their indebtedness or have sought bankruptcy protection. If current market conditions do not improve, our business, results of operations and financial condition could be materially adversely affected.

The loss of, or failure to attract, key personnel could adversely affect our growth and future success.

      Our success depends in significant part on the continued employment of certain of our key executive officers, including Raj Raithatha, our chief executive officer and managing director. We do not have any “key person” insurance. We will also need to continue to hire additional qualified technical, sales and marketing, and support personnel to successfully implement our business plan. Because there is strong competition for qualified personnel in our industry in Europe, the limited availability of qualified individuals could become an issue in the future. Moreover, the performance of our stock price, the financial restructuring of our company contemplated by our proposed exchange offer, the financial constraints imposed on our expansion plans and the need to provide management with incentives through the adoption of new stock option plans could also adversely affect our ability to attract and retain key employees. The loss of key executive officers or our inability to identify, attract and retain other necessary qualified personnel could adversely affect our business.

We may encounter delays and operational problems if we are unable to acquire key equipment from our major suppliers.

      We are dependent on third-party suppliers of hardware and software components. Although we attempt to maintain a number of vendors for each product, a failure by a supplier to deliver quality products to us on a timely basis or our inability to develop alternate sources if and as required could result in delays which could have a material adverse effect on us. In addition, several suppliers of telecommunications equipment are experiencing financial difficulties as a result of the downturn in the telecommunications industry. If one or more of our suppliers of key equipment were to discontinue its operations or refuse to deal with us on favorable terms, this could have a material adverse effect on our business, results of operations and financial condition.

      In particular, the operation of our network depends upon obtaining adequate supplies of DSL equipment and support services on a timely basis. At present, Copper Mountain is a substantial supplier of our DSL equipment used in the Benelux. In addition, we rely on Copper Mountain and its agents for the technical support required in managing our DSL operations. Should Copper Mountain decide to cease its European operations or otherwise suffer financial hardship and be unable to provide equipment and support, we would need to find other suppliers and/or make capital expenditures to invest in replacement DSL equipment. In addition, our ability to provide DSL-based services to our customers may be compromised. These occurrences would have a significant negative impact on the planned expansion of our DSL-based services and on our business, results of operations and financial condition.

We must further develop Zon and enhance its product offerings in order to compete effectively in the residential Internet service market.

      We believe that in order to further develop Zon, our residential Internet service provider, we must continue to invest marketing and other resources in order to maintain and enhance the Zon brand. In addition, the general trend in the market for residential Internet services is moving away from providing Internet access without a subscription charge (the customer pays local telephony charges on a per minute basis) to a business model where the customer pays a fixed periodic access fee to the Internet service provider but thereafter no longer has to pay any per minute connection charges. The overwhelming majority of Zon’s customers (other than those who subscribe to the premium broadband Internet services that we recently introduced) currently do not have to pay any periodic access charge and we may lose many of Zon’s customers should we decide to start charging such a fee. Moreover, we must be successful in our introduction of broadband Internet services, such as DSL-based services, to our Zon customers in order to maintain and expand our market position. If we are unable to successfully migrate Zon’s current customer base to the premium broadband Internet services that we recently started offering to our Zon customers, we will not be able to maintain the substantial growth in revenues that we derive from Zon’s customer base.

      We have been operating our residential Internet service under the Zon name since September 1999 and have applied for trademark registration of the “Zon” name and logo. Sun Microsystems has contested our use of the Zon name and we are currently in discussion with them on this matter. We are not certain that we will reach a satisfactory agreement with Sun Microsystems enabling us to continue to use the Zon name.

      The residential Internet services market is extremely competitive. Zon’s competitors include many large companies that have substantially greater market presence and greater financial, technical, marketing and other resources. Zon competes for registered and other users, and, consequently, e-commerce and advertising revenue, directly or indirectly, with the following categories of companies:

•	online service providers which charge for Internet access, such as AOL, CompuServe, Planet Internet, Chello, Sky Net and Online Internet;

•	online service providers which do not charge a monthly Internet access fee such as Tiscali, Freeler and Wanadoo; and

•	universal and specialized Internet sites containing comprehensive information and services, or portals, consisting primarily of U.S. sites such as Yahoo!, Excite, Lycos, Infoseek and Netscape.

      Given the current financial constraints of Versatel, we will have more limited financial resources with which to expand and develop Zon’s business. In addition, because Zon’s registered users have a variety of alternatives to our service that do not charge subscription fees, they may have more than one Internet account or may switch to another Internet access provider if they are unable to gain access to our service. As a result, usage of Zon’s services by registered users may decrease and/or our subscriber churn may increase. As a result of this competition, Zon’s user base and revenues may decrease, which could have a material adverse effect on our operations.

We may be subject to transfer tax on the purchase of ducts in The Netherlands.

      In past years, we purchased ducts in The Netherlands. No transfer tax was paid on these purchases. In two cases, both dated March 2, 2000, a Dutch Court ruled that a central antenna infrastructure (centrale antenne inrichting), including cable network and equipment, should be considered real estate which would trigger a 6% transfer tax on the purchase. Based on these court cases, The Netherlands tax authorities might argue that we should have paid a 6% transfer tax on ducts purchased in the past and the tax authorities might raise transfer tax assessments. In both instances the parties involved appealed against the decision to the Dutch Supreme Court (Hoge Raad). On July 5, 2001, the Advocate-General provided his advice to the Supreme Court. The Advocate-General disagrees with the conclusions of the lower court. In his view, a cable infrastructure should be considered movable property which would not result in transfer tax on the acquisition. The Dutch Supreme Court has not yet ruled in these cases. Should we have to pay transfer tax on ducts purchased in the past and any ducts to be purchased in the future, this could have a material adverse effect on our results of operations and financial condition.

We may be subject to municipal taxes for unused telecommunication ducts in public land.

      In order to liberalize the telecommunication market in The Netherlands, the Dutch national government adopted legislation to enable operators to build their own network. As a result, local authorities have to permit operators to build and lay their telecommunication cables (“rights of way”). We have built an extensive network in The Netherlands that consists of ducts which are in use or reserved for maintenance, future expansion or held for sale. Some municipalities are in the process of developing local ordinances in order to be able to impose municipal taxes (precario heffing) on telecommunication ducts that are in public land but are empty or are not being used. Based on these proposed ordinances we may also be forced to remove such telecommunication ducts if they are empty or are not being used. If this were to occur, it could have a material adverse effect on our business and on our financial and operational results.

Other Risks Related to our Shares

The price of our shares will likely be very volatile.

      Completion of our proposed exchange offer or any court approved restructuring will have a significant impact on our existing capital structure and result in substantial dilution for holders of our currently outstanding shares. If all outstanding notes will be tendered or cancelled in such exchange offer or any court approved restructuring, approximately 80% of our shares will be held by our former high yield and convertible note holders immediately following the completion of the exchange offer or any court approved restructuring. We cannot predict how the capital markets will perceive the prospects for our company and business operations following the exchange offer or any court approved restructuring and, therefore, what the effect will be on the trading price of our shares. In addition, participants in the exchange offer or any court approved restructuring may seek to liquidate their holdings of shares, which could have a negative effect on the trading price of the shares.

      In addition, stock markets in the United States and Europe have experienced significant price and volume fluctuations in recent years and the market prices of securities of telecommunications service providers and technology companies in particular have been highly volatile. Investors in such securities may lose all or part of their investment. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation in the United States has often been instituted against such a company. The institution of such litigation against us could result in substantial costs and a diversion of our management’s attention and resources, which could materially adversely affect our business, results of operations and financial condition.

Our negative equity status could effect trading prices of our shares.

      As of December 31, 2001, we had a negative equity of €26.7 million. Under Rules and Regulations of Euronext Amsterdam N.V., we were required to give notice regarding our negative equity position and, as a result, we were put on the “penalty bench” (strafbankje) as an indicator to investors and potential investors of our negative equity position. Euronext Amsterdam has confirmed that while the penalty bench serves as a warning sign to investors that we have a negative equity position, it will not result in our being de-listed from the Official Segment of Euronext Amsterdam N.V. However, the stigma surrounding the penalty bench in The Netherlands could have a material adverse affect on the trading price of our shares.

The price of our ordinary shares may be depressed upon the expiration of lock-up agreements that we have with some of our shareholders.

      On July 24, 2002, lock-up agreements that we have entered into with some of our shareholders will expire. Pursuant to these agreements these shareholders agreed not to sell 100% of their shares. These lock-up agreements cover approximately 30% of our currently outstanding shares. Following the expiration of the lock-up agreements, the price of our shares may be depressed as these holders may seek to liquidate their holdings.

Anti-takeover provisions could delay or prevent a change in control.

      Our articles of association provide for the possible issuance of preference shares A, preference shares B and one priority share. Such shares may be issued pursuant to a resolution of the general meeting of shareholders. However, the general meeting of shareholders granted and our supervisory board approved, the management board’s right to issue preference shares and the priority share, subject to the prior approval of the supervisory board. The issuance of preference shares or the priority share may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our ordinary shares.

      Preference shares A and preference shares B. Our management board has obtained authority from the general meeting of shareholders to issue, or grant rights to subscribe for, preference shares A and B, subject to prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted and our supervisory board has approved a call option on preference shares B, which will not exceed 100% of all our other outstanding shares, to an independent foundation, Stichting Continuïteit Versatel Telecom International, established under Dutch law. In the event of a threatened hostile take-over bid, this foundation may exercise its option. The issuance of preference shares B could in such event prevent or hinder a change of control. However, on March 20, 2002, the Stichting Continuïteit Versatel Telecom International agreed not to exercise its call option on the preference shares until the earlier of the completion of our financial restructuring or the expiration of the lock-up agreements that we entered into with the ad hoc committee of noteholders in connection with the proposed financial restructuring (other than as a result of the completion of the financial restructuring).

      Priority share. Our management board has obtained authority from the general meeting of shareholders to issue, or grant a right to subscribe for, the priority share, subject to prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted and our supervisory board has approved a call option on the priority share to an independent foundation, Stichting Prioriteit Versatel Telecom International, established under Dutch law. In the event of a threatened hostile take-over bid, this foundation may exercise its option. The issuance of the priority share could in such event prevent or hinder a change of control. However, on March 20, 2002, the Stichting Prioriteit Versatel Telecom International agreed not to exercise its call option on the priority share until the earlier of the completion of our financial restructuring or the expiration of the lock-up agreements that we entered into with the ad hoc committee of noteholders in connection with the proposed financial restructuring (other than as a result of the completion of the financial restructuring).

Under Netherlands corporate law we may be required to remove our shareholders’ right to elect our supervisory board.

      Under Netherlands law, we would be required to modify our system of corporate governance upon (a) the filing of a statement with the trade register, as required by law, that we meet the criteria under Netherlands corporate law for large companies (the “Large Company Rules”) and (b) the presence of such statement on file at the trade register for an uninterrupted period of three years. The Large Company Rules mandatorily shift authority from the shareholders to our supervisory board and grant employees a degree of codetermination of our affairs.

      One of the criteria of the Large Company Rules referred to above is the existence of a works council (at our level or at the level of one of our subsidiaries). Although under Netherlands law we are required to facilitate a works council for our employees, as of the date of this annual report, no works council exists. However, we expect to install a works council in the first half of 2002, at the level of Versatel Nederland B.V., our Dutch operating company. We, as a holding company with no operations apart from engaging in financing activities, would be exempt from the Large Company Rules, if among other things, the majority of our employees and those of our subsidiaries were employed outside The Netherlands. As of December 31, 2001, over 54% of our employees were employed in The Netherlands. Under the Large Company Rules, members of our supervisory board would no longer be elected by the shareholders at the general meeting of shareholders, but would be appointed by the supervisory board itself. Each of the general meeting of shareholders and the employees, acting through a works council, would have the right to:

•	make non-binding recommendations for members of the supervisory board; and

•	object to proposed appointments of members of the supervisory board, but such appointment would still take place if the objection were declared unfounded by the Enterprise Chamber of the Amsterdam Court of Appeal. The general meeting of shareholders and the works council also must be informed by the supervisory board of the names of the persons to be appointed to the supervisory board before such appointments become final.

      Accordingly, if we became subject to the Large Company Rules, our shareholders would lose the ability to elect and remove our supervisory board. In addition, under the Large Company Rules the supervisory board appoints, and can suspend and dismiss, members of the management board. The supervisory board, however, cannot dismiss members of the management board until the general meeting of shareholders has been consulted. Currently, shareholders at the general meeting of shareholders appoints the members of our management board.

Our shareholders have delegated their authority to issue additional shares to our management board until May 14, 2003 which could result in a dilution of your interest in our company.

      Our shareholders have delegated their authority to issue, and to grant rights to subscribe for, ordinary shares as well as preference shares A and B and the priority share, to our management board, under prior approval of the supervisory board, until May 14, 2003. Therefore, it is possible that if you tender your notes in our proposed exchange offer and receive shares in exchange, your interest in our company will be diluted in the future, without the approval of a general shareholders’ meeting, if our management board, after approval of our supervisory board, uses its authority to issue or grant rights to subscribe for additional shares (up to the maximum authorized share capital under our articles of association).

It is unlikely that dividends will be paid in the foreseeable future.

      We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations, expand our network, repay outstanding obligations and finance future acquisitions. Therefore, we do not expect to pay any dividends in the foreseeable future. In addition, we are generally prohibited by law from paying dividends except from retained earnings or other distributable reserves.

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

      Prior to May 1998, we financed our growth primarily through equity and subordinated loans from our shareholders. Since then, we have raised an aggregate of approximately €2.6 billion in net proceeds in a series of debt and equity offerings. For the three years ended December 31, 2001, we had made capital expenditures of €892.6 million related to the build-out of our network. In addition, we had invested €385.5 million in a series of acquisitions and strategic relationships. Our acquisitions to date have served to expand our product portfolio, primarily in the data and Internet sectors, and expand the geographic reach of our network, primarily in northwest Germany.

4.B     BUSINESS OVERVIEW

      We are a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in our target market of the Benelux and northwest Germany. Our objective is to become the leading fully integrated alternative provider of local access, facilities based broadband services, including voice, data and Internet services, to business customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to three targeted market segments:

•	Direct Access Services — high bandwidth business and residential telecommunications subscribers that are directly connected to our network either through our own fiber, DSL technology, other copper access technologies or leased lines.

•	Indirect Access Services — business and residential telecommunications subscribers that are indirectly connected to our network through carrier preselection or our “1611” carrier select code.

•	Carrier Services — other telecommunications, data and Internet service providers.

      In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, we operate Zon, our residential Internet service provider, to participate in the growing market for residential Internet services in The Netherlands.

      Our network has been designed to pass through all the major business centers in the Benelux and to connect city centers, business parks and buildings along its route. Our network’s design consists of three fully integrated elements:

•	Backbone Infrastructure — multiple, integrated fiber optic rings connecting major population and business centers in our target market.

•	Local Access Infrastructure — fiber optic business park rings, city rings and “near overlay sections” as well as DSL technology, ISDN infrastructure and points of presence that allow us to cost-effectively connect customers directly to our network utilizing our own fiber, DSL technology and leased lines.

•	International Infrastructure — fiber optic rings connecting our network with points of presence in cities, including London, Düsseldorf, Frankfurt and Paris.

      As of December 31, 2001, we had completed construction of approximately 2,029 kilometers of fiber-ready duct for the Benelux overlay sections. We had also completed the construction of 60 business park rings, 28 city rings and 76 “near overlay sections” as of December 31, 2001. Additionally, as of December 31, 2001, we had a total local access extension of 1,554  kilometers in the Benelux and 733 kilometers in Germany. To date, most of the initially planned construction of our backbone infrastructure has been completed. In addition, we have an IRU for approximately 400 kilometers of backbone fiber in the north of The Netherlands and we may continue to expand our backbone and local access networks if attractive business opportunities arise.

      As of December 31, 2001, we had over 75,000 business customers and 1,382 employees. Our revenues grew to €255.7 million for the year ended December 31, 2001 from €181.5 million for the year ended December 31, 2000.

Business Strategy

      Our objective is to become the leading fully integrated, alternative provider of local access, facilities-based broadband services, including voice, data and Internet services, to customers in our target market. The principal elements of our strategy are:

•	Continue to Connect Customers to our Network. We intend to continue to seek to directly connect as many customers as possible to our network using our own fiber, DSL technology, leased lines and other technologies to the extent such technologies become effective and available. We believe directly connected customers represent a long-term asset. We further believe that we can better control the quality of our service and the amount and types of services that we provide to directly connected customers as opposed to indirectly connected customers.

•	Provide Bundled Services. We intend to continue to expand the number of customers we serve through direct connections to our network and enhance our ability to provide bundled services (voice, data and Internet) over a single connection. We believe providing multiple services over a single connection to a customer provides a competitive advantage in our target markets and allows us to provide additional or enhanced services with limited incremental expenditures.

•	Maintain Focus on Targeted Customer Segments. Historically, we have focused on providing services to small-and medium-sized businesses. However, as we continue to expand our service offering and local access network we are also able to provide services to large businesses with more sophisticated service requirements, such as the GAK Group and Achmea. We believe we are well positioned to successfully compete in the bidding processes generally conducted for these larger customers as a result of our service capabilities and cost advantages associated with our dense local network. We will continue to pursue the small-and medium-sized business market with a bundled service offering to appeal to the general market and generate a large volume of sales. We will also continue to leverage our network to provide services to other credit worthy carriers.

•	Leverage our Existing Network. We have deployed a network in the Benelux consisting of 2,029 km of backbone network, 1,554 km of local access network and 126 central offices operational for the deployment of DSL infrastructure. Our network in Germany consists of 3,149 km of backbone network, 733 km of local access network and 274 central offices outfitted for ISDN and/or DSL infrastructure. As a result, we believe we are uniquely positioned to cost effectively deliver local access services to a large segment of the business market in the Benelux and northwest Germany.

•	Focus on Superior Customer Service. We strive to maintain a competitive advantage by providing superior customer service in terms of responsiveness, accuracy and quality. We believe that our target market has historically been underserved by the PTTs and that providing a high level of customer service is a key element to attracting and retaining customers. We intend to continue investing in our customer care and operational support systems to enable us to maintain a competitive advantage.

•	Continue to Seek Operational Synergies. We have announced several initiatives since March 2001 in order to create operational synergies as the result of our increased scale. These initiatives include combining certain back office functions of our Versatel Deutschland and Komtel operations and a similar initiative combining our back office functions in Belgium with those in The Netherlands. We have planned and budgeted enhancements of our operating support and billing system to handle the growth in the size and complexity of our business, our customer base and product portfolio. We also expect to continue to deploy capital in the most efficient manner by selecting the appropriate access technology to connect new customers based on their service requirements.

Our Network

      Our high bandwidth network has been designed and built to provide flexible, broadband local access to major business customers and population centers in the Benelux and northwest Germany and to certain international destinations. Our network carries voice, data and Internet traffic and supports all major protocols, including Frame Relay, Asynchronous Transfer Mode (“ATM”) and Internet Protocol (“IP”). We connect with the major Internet exchanges in Amsterdam, Brussels, London, Paris and Frankfurt and have increased the number and quality of peering arrangements with carriers of IP traffic to enhance our presence in the rapidly expanding European Internet services market.

      Our network consists of the following integrated elements:

•	Backbone Infrastructure. Our backbone infrastructure carries voice, data and Internet traffic and supports all major protocols, including IP, ATM and Frame Relay. It extends to all major commercial and population centers in the Benelux and northwest Germany, including most interconnection points with PTTs, other telecommunications network operators and major Internet exchanges. As of December 31, 2001, we have completed construction of approximately 2,029 kilometers of fiber-ready duct in the Benelux for the Benelux overlay sections.

•	Local Access Infrastructure. Fiber optic business park rings, city rings and “near overlay sections” as well as DSL infrastructure, ISDN infrastructure and points of presence allow us to cost effectively connect customers directly to our network utilizing our own fiber, DSL technology and leased lines. As of December 31, 2001, we have completed construction of 60 business park rings, 28 city rings and 76 “near overlay sections”. Additionally, as of December 31, 2001, we had a total local access extension of 1,554 kilometers in the Benelux and 733 kilometers in Germany. In addition, as of December 31, 2001, we had 126 operational central office facilities in The Netherlands and 274 in Germany, allowing us to deploy DSL and ISDN based services to end customers in those regions.

•	International Infrastructure. We have established a dark fiber based international network extending our backbone infrastructure to the major interconnection and Internet Exchange points in Western Europe. We have points of presence in London, Paris, Frankfurt and Düsseldorf with extensive Synchronous Digital Hierarchy (“SDH”) and IP connectivity to Amsterdam, Brussels, Dortmund and our high bandwidth network in the Benelux and Germany. We have also extended our network to New York City with capacity on AC-1 and AC-2 transatlantic cable systems to transport interconnect and Internet traffic to and from the United States. Our network reach in Germany has been extended by having SDH capacity from Düsseldorf to eight major cities in Germany (Hamburg, Berlin, Leipzig, Dresden, Nürnberg, Munich, Stuttgart and Cologne).

Service Platforms

      Our network incorporates service platforms to deliver each of the major service categories we offer or plan to offer. A digital circuit-switching platform delivers voice and ISDN services. A data communications platform based on ATM supports all major data protocols with high quality service. An IP platform supports the Internet services we provide to end-users and our offering of outsourced services to Internet service providers (“ISPs”) and content providers. An SDH transmission platform provides highly reliable transmission capacity for our other services and for capacity leased to other operators, service providers and customers. In parallel, we have an additional platform of IP equipment connected directly to fiber, which currently supports our Internet and data services and we intend to eventually support all types of services, including voice. We believe that by integrating the functions of SDH, ATM and circuit switching, this platform will eventually provide a lower cost and a more flexible design than the traditional SDH transmission platform.

Network Management

      We monitor our network 24 hours a day, seven days a week, at our network operations center. Our network operations center is able to identify network interruptions as soon as they occur and allows us to reroute traffic to ensure high quality service. Our network operations center also has an uninterrupted power supply as well as redundant communications access and computer processors. We control our own points of presence in the Benelux which allows us immediate access to our equipment and network for rapid service restoration when necessary. We own our points-of-presence in Germany and VEW Energie maintains certain of these points-of-presence.

      We have a back-up network operations center in the event our primary network operations center is forced off-line. Our primary network operations center is located in our headquarters building in Amsterdam.

Versatel Internet

      During 2000, we reorganized our Internet activities. Zon, our residential Internet service provider, is now a separate business division. We have integrated our business Internet service providers, Vuurwerk, CS Net and ITinera, into the Versatel organization.

Zon

      Launched in August 1999, along with our marketing and distribution partners Radio 538, a leading commercial radio station in The Netherlands among 15 to 35 year olds, and Free Record Shop, a leading music retail chain in The Netherlands, Zon has rapidly become one of the largest residential Internet service providers in The Netherlands. Its number of registered subscribers has grown from approximately 968,000 at the end of 2000 to over 1,436,000 registered subscribers as of December 31, 2001. For the year ended December 31, 2001 Zon customers generated over 2.3 billion minutes for Versatel. Zon focuses primarily on individual Internet users in The Netherlands. Initially Zon only offered subscribers Internet access and e-mail without registration or subscription fees. These subscribers only pay local dial-in telephone costs.

      During 2000 Zon also launched a prepaid, flat fee service, payable in advance, to its customers. This service provides the subscriber with a fixed period of Internet access without paying any termination charges. In addition, Zon also introduced broadband Internet (“ADSL”) during the first quarter of 2001. This gives a subscriber unlimited access to broadband Internet for a monthly flat rate subscription fee. As of December 31, 2001, Zon had 4,804 registered ADSL customers, of which 823 were provisioned by Versatel and 3,981 provisioned by KPN.

Products and Services

      We currently offer a wide range of business and carrier products and services and continually evaluate potential product and service offerings, including competitors’ offerings, in order to retain and expand our customer base and to increase revenue per customer. We also offer products and services to residential customers. Our strategy is to bundle multiple voice, data and Internet services over our local access infrastructure to maximize customer satisfaction, revenues and margins.

Business Products and Services Offerings

      We currently offer the following products and services to business customers:

      Local and Long Distance Telephony. We offer local, international and national long distance telephony services to business customers in the Benelux and Germany. Our telephony service is offered through our “1611” carrier select code by dial-around and least-cost routing software installed in our customer Private Branch Exchanges (“PBXs”) in the Benelux and by carrier pre-selection in the Benelux and Germany.

      ISDN Services. We offer ISDN primary rate services to our customers in the Benelux and ISDN primary rate and basic rate services in Germany. These services are principally targeted at the business market with digital PBXs and high volumes of outgoing and incoming traffic.

      LAN to LAN Interconnect Services. We offer high speed LAN (local area network) to LAN interconnect services for multi-site business customers. This service addresses business customers that need to interconnect their multiple LANs to share centralized computer data and applications efficiently. We provide end-to-end management of the wide area network, including the routers, at customers’ premises.

      Frame Relay and ATM services. We offer high speed Frame Relay and ATM services mainly for large business customers. This service addresses business customers that need Wide Area Network capabilities between their multiple sites.

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

      Web-Hosting Services. We offer web-hosting services aimed at the business market. This service consists of an integrated package of a domain name, e-mail accounts, web space for hosting corporate websites and online website statistics.

      Toll-free (0800) Services. We offer both “on-net” and “off-net” toll-free (0800) services to our business customers. This service is positioned to serve both business customers as well as internal and external call centers.

      Data Centers and Central Office Facilities. We provide co-location services for businesses that wish to extend and expand their networks by housing their own computing and telecommunications equipment inside our data centers and other central office facilities within the Benelux, northwest Germany, Frankfurt and London.

      Leased Circuit Services. We offer resilient E1, E3, T3 and Synchronous Transport Module (“STM-1”) leased lines to business customers within the Benelux. We provide high quality and managed “point-to-point” or “point-to-multipoint” circuits via our fiber and SDH network.

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

      Data Centers and Central Office Facilities. We provide co-location services for carriers wishing to extend and expand their networks by housing their own computing and telecommunications equipment inside our data centers and access to certain other central office facilities within the Benelux, northwest Germany, Frankfurt and London.

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

      Leased Circuit Services. We offer resilient E1, E3, T3 and STM-1, STM-4, STM-16 leased lines to other carriers and services providers within the Benelux. We provide high quality and managed “point-to-point” or “point-to-multipoint” circuits via our fiber and SDH network.

      Carrier Preselect Hosting Services. We provide hosting facilities for carriers that want to offer carrier preselect telephony services.

      ISP Hosting Services. We provide hosting facilities for ISPs, which offers residential Internet access services.

      Wholesale DSL Services. We offer Internet access and point-to-point IP connectivity based on ADSL technology.

Residential Products and Services

      Local and Long Distance Telephony. We offer local, international and national long distance telephony services to residential customers in the Benelux and Germany. Our telephony service is offered through our “1611” carrier select code by dial-around in the Benelux and by carrier pre-selection in both the Benelux and Germany.

      ISDN Services. We offer ISDN primary rate and basic rate services in The Netherlands and Germany.

      Internet Access Services. Our subsidiary Zon offers dial-up Internet access services to residential customers in the Benelux and introduced DSL Internet access service to residential customers in The Netherlands during the first quarter of 2001.

Sales and Marketing

      We believe that we have created a prominent brand name in our target market that we expect to strengthen through further marketing campaigns and leverage our sales efforts in the Benelux and northwest Germany. We market the majority of our products and services under the Versatel brand name through several marketing channels, including database marketing, targeted telemarketing, brand and promotional advertising, direct mail and our sales force. In addition, among other brand names, we have established Zon in The Netherlands and continue to leverage the Komtel brand name in Germany, given its strong regional recognition and historical brand equity.

      Our sales force is comprised of direct sales personnel, telemarketers, independent sales agents and systems integrators. As of December 31, 2001, we had 83 sales personnel in The Netherlands, 22 in Belgium and 53 in Germany. In the future, based on our ability to continue to provision customers directly to our network, we expect to increase the number of our direct sales personnel. Our sales personnel make direct calls to prospective and existing business customers, analyze business customers’ usage and service needs and demonstrate how our services may improve a customer’s communications capabilities and costs. Each member of our sales force is required to complete our intensive training program. In addition, we have a telemarketing group that screens prospective customers and monitors existing call volumes to identify prospective customers.

      Our sales force is generally organized in the following three groups to target the primary customer segments with a focused product portfolio that matches the needs of these customer segments:

      Corporate Services. Our corporate services sales force targets high-end corporate customers along our network and throughout our target market in the Benelux and northwest Germany. The customers targeted by this group access our network directly through our own fiber, DSL technology or leased lines and are offered a high bandwidth service package consisting of voice, data and Internet products. Given the size and service requirements of these customers, we generally custom tailor our product set to meet the needs of the service request which leads to larger contract amounts than our traditional small- and medium-sized business customer base, but also longer sales cycles and higher capital expenditures to connect these customers to our network and provision services.

      Business Services. Our business services sales force targets business customers throughout our target market. The customers targeted by this group access our network both directly through our own fiber, DSL technology, other copper access technologies or leased lines and indirectly through carrier preselection or our “1611” carrier select code. While we do custom tailor our product set for business services customers, we focus our sales effort on existing product sets in order to limit sales cycles and generate large volumes of sales.

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

      Business Customers. Our target customers are primarily business customers requiring voice and high bandwidth data services. We focus particularly on business and industry segments, that have required significant amounts of bundled voice, data and Internet services such as financial services and information technology sectors. Although we have historically sought to take advantage of opportunities in underserved business segments like the small- and medium-sized business segment, with the density of our high bandwidth network and the strength of our brand name we began in 1999 to address the large corporate market as well.

      Carrier Customers. Our carrier customers are global and regional network operators, ISPs and switchless resellers serving specific market segments in the Benelux and Germany. We focus primarily on high capacity and high volume customers. We believe that both alternative carriers and foreign PTTs that provide voice, data or Internet services in the Benelux region and Germany will require quality carrier services and high bandwidth services to develop their market position. As our network has expanded, we have increased our marketing efforts in the carrier services segment to increase the use of our network and to capture additional revenues. Because many of the service providers to whom we provide carrier services have experienced financial difficulties, we actively monitor our credit exposure to other carriers and we have actively taken steps to reduce this risk. We currently provide services such as leased lines, transmission, IP uplink, co-location and voice origination to other service providers such as COLT Telecom and Worldcom.

      Residential Customers. Our residential customers in The Netherlands are primarily subscribers to our ISP Zon. Zon offers dial-up Internet access services, e-mail and certain web-hosting services to residential subscribers as well as general information content. Zon receives fees from KPN Telecom based on the local call traffic generated by subscribers and generates advertising revenues from banner advertisements. We have also launched prepaid flat fee dial-in services and broadband ADSL services for Zon customers. Historically, in the Benelux, Versatel approached the residential market for voice services by providing carrier services such as carrier select hosting to resellers, who themselves target the residential market. Recently, we have limited the services we provide to other telecommunications service providers which solely focus on the voice resale market. This is as a result of recent financial difficulties experienced by certain of these service providers. In Germany, we believe market dynamics, including the high penetration of ISDN services, justify offering services directly to the residential market in selected situations. The companies we acquired in Germany have residential customers among their customer base and this has resulted in a substantial increase in our residential customer base.

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

      We also believe that technology plays an important role in customer satisfaction. Advanced technological equipment is crucial to enabling the provision of high quality service to our customers. We seek to reduce technical risks as much as possible by buying proven products from leaders in the applicable technology. We have installed sophisticated status-monitoring and diagnostic equipment at our network operations center and plan to install similar units on our SDH equipment and in our new network operations center. This equipment allows us to identify and remedy network problems before they are detected by customers. We believe that by providing superior customer service and through the effective use of technology, we can maintain a competitive advantage in our target markets

Billing and Information Systems

      During 1999 and 2000 we replaced our billing, customer care and sales support systems. Sophisticated billing and information systems are vital to our growth and our ability to provision services, to bill and to receive payments from customers, to reduce our credit exposure and to monitor costs. Although we experienced multiple delays in the replacement of our old billing system with a billing system designed by Saville Systems, the implementation of our new billing system was completed in March 2000. We have planned and budgeted enhancements to our operational support and billing systems to handle the growth in the size and complexity of our business, our customer base and our product portfolio. An additional enhancement to our operational support system (“OSS”) will be the upgrade of ADC/Saville’s convergent billing platform (“CBP”) to Single View. We believe that this will provide an upgrade path to support future IP products and services.

Competition

      Until recently, the telecommunications market in each EU Member State was dominated by its respective PTT. Starting with the implementation of a series of European Commission directives in the beginning of the 1990’s, the EU Member States have liberalized their respective telecommunications markets, permitting alternative telecommunications providers to enter the market. Liberalization has coincided with technological innovation to create an increasingly competitive market, characterized by still-dominant PTTs as well as a number of new market entrants. As a result of the current capital market conditions and the inability of a number of smaller alternative service providers to secure needed financing, the number of competitors has declined since 2000. Competition in the European long distance telecommunications industry is driven by numerous factors, including price, customer service, type and quality of services and customer relationships.

      In The Netherlands, Belgium and Germany, we compete primarily with the national PTTs. As the former monopoly providers of telecommunications services in these countries, the PTTs have an established market presence, fully built networks and financial and other resources that are substantially greater than ours. In addition, the national PTTs own and operate significant portions of the infrastructure, which we must currently access to provide our services. We estimate that in each of these countries the national PTT still controls the vast majority of the telecommunications market, including the market with respect to DSL based services.

      In addition, various new providers of telecommunications services have entered the market in each of these countries, targeting various segments of the market. Companies such as British Telecom, Global One Communications, Worldcom and Energis compete with KPN Telecom for contracts with large multinational companies in The Netherlands. Worldcom, British Telecom, AT&T, TeleNet, France Telecom, COLT Telecom, Unisource, a subsidiary of KPN Telecom, and Energis compete with Belgacom for contracts with large multinational companies in Belgium.

      The following table sets forth the important competitors in the areas of voice, data, Internet, carrier and DSL-based services:

Market	The Netherlands	Belgium	Germany

Voice	KPN Telecom COLT Telecom Worldcom BT Ignite	Belgacom COLT Telecom KPN Telecom Telenet Worldcom BT Ignite	Deutsche Telekom Worldcom Mobilcom Vodafone/ Mannesmann BT Ignite
Data and Business Internet	KPN Telecom COLT Telecom Equant Energis BT Ignite	Belgacom-Skynet COLT Telecom BT Ignite KPN Telecom Codenet Telenet	Deutsche Telekom Worldcom COLT Telecom Vodafone/ Mannesmann AOL Bertelsmann
Residential Internet	Planet Internet Het Net Tiscali Wanadoo Freeler	Mobistar Belgacom-Skynet Telenet	T-Online AOL CompuServe Tiscali
Carrier Services	KPN Telecom COLT Telecom BT Ignite Worldcom Level 3 Energis	Belgacom UUNET Worldcom COLT Telecom KPN Telecom Codenet	Deutsche Telekom Worldcom Vodafone/ Mannesmann BT Ignite
DSL Based Services	KPN Telecom Baby XL Novaxess COLT Telecom Inovarra BBNed	Belgacom Easynet Wannadoo Eunet COLT Telecom	Deutsche Telekom Highway One QSC Riodata

Regulation

      In Europe, the traditional system of monopoly PTTs ensured the development of broad access to telecommunications services. However, it also restricted the growth of high-quality and competitively priced voice and data services. The liberalization of the European telecommunications market was intended to address these market deficiencies by ending PTTs’ monopolies, allowing new telecommunications service providers to enter the market and increasing competition within the European telecommunications market.

      The current regulatory framework in the EU and, in particular, in the countries in which we provide our services is briefly described below. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect upon us, that national or international regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations, or that any changes in applicable laws or regulations will not have a material adverse effect on us.

European Union

      Starting in 1987, the EC Green Paper on the development of the common market for telecommunication services and equipment charted the course for the current changes in the EU telecommunications industry by advancing principles such as separation of operators from regulators, transparency of procedures and information, cost orientation of tariffs, access to monopoly infrastructure networks and the liberalization of services. These principles have been established in EU law via a number of directives.

      The Open Network Provision (“ONP”) Framework Directive of 1990 established the conditions under which competitors and users could gain cost-oriented access to the PTTs’ public networks. In the same year, the EC Services Directive abolished the existing monopolies on, and permitted the competitive provision of, all telecommunications services with the exception of voice telephony. In 1992, the EC approved the ONP Leased Line Directive, which required all telecommunications companies with significant market power on the relevant market to lease lines to competitors and end-users, and to establish cost accounting systems for those products by the end of 1993. The national regulatory authorities were to use this cost information to set cost-oriented tariffs for leased lines.

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

      The Licensing Directive of 1997 established a common framework for general authorizations and individual licenses in the field of telecommunication services. In the same year, the Interconnection Directive was adopted, which governs the manner in which alternative network operators and service providers are permitted to interconnect with public telecommunications networks, including the PTTs’ public networks. Furthermore, the Interconnection Directive requires that parties with significant market power ensure that interconnection is provided for at cost-oriented rates in a non-discriminatory and transparent manner. Under the Interconnection Directive, the national regulatory authorities have the power to force suppliers of public telecommunications networks or services to interconnect, and in doing so, can determine the underlying conditions of such interconnection. The Numbering Directive, together with the amended Interconnection Directive, provided for carrier selection (ensuring that end-users can select the long distance or international carrier of their choice on a call-by-call basis) as of January 1, 1998, and carrier pre-selection (ensuring that end-users can select the long distance or international carrier of their choice prior to the time calls are made) and number portability (the ability of end-users to keep their numbers when changing operators) by January 1, 2000.

      The implementation, interpretation and enforcement of these EC directives differs among the EU Member States. While some EU Member States have embraced the liberalization process and at present have achieved a high level of openness, others have delayed the full implementation of the directives and maintain several levels of restrictions on full competition.

      In 1999, the European Commission embarked on a major review process of the various instruments of the European Union regarding telecommunications. The draft directives resulting from this review seek a higher level of harmonization and more focus on sustainable competition. We are actively participating in discussions on these drafts and have filed position papers together with various other new entrants to the European telecommunications market. We have no certainty of the outcome of this process, which is expected to lead to a new framework in 2002 or 2003.

      In December 2000, the European Parliament and the Council adopted a Regulation on Unbundled Access to the Local Loop, which has direct effect in the Member States. It provides a basis for unbundling the local loop, which is controlled by the national PTTs and emphasizes the importance of access to foster competition in the local loop for the provision of (broadband) Internet access.

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

      An overview of the regulatory framework in the individual markets where we operate or intend to operate is described below. This discussion is intended to provide a general outline, rather than a comprehensive discussion of the more relevant regulations and current regulatory posture of these jurisdictions. We require licenses, authorizations or registrations to provide our services in all countries in which we operate. Licenses, authorizations and/or registrations have been obtained in The Netherlands, Belgium and Germany and we have received an International Facilities License in the United Kingdom. We also obtained licenses in France and Luxembourg in 2000.

The Netherlands

      The current regulatory framework in The Netherlands is provided by the Telecommunications Act of 1998. The Telecommunications Act became effective on December 15, 1998, and remedied the old legislative and regulatory patchwork that had existed as a result of the implementation of a series of EC directives. The Telecommunications Act contains provisions that give registered telecommunications service or network providers rights-of-way, subject to certain conditions, thereby facilitating the construction of the Versatel network. As part of the liberalization of the telecommunications market in The Netherlands, a new independent supervisory authority, OPTA, was established by the Ministry of Traffic and Waterways. OPTA’s main tasks include ensuring compliance with the telecommunications laws and regulations in The Netherlands, granting licenses for telecommunications activities, and resolving disputes among market participants, such as disputes regarding interconnection rates. OPTA’s performance and position has been reviewed and its role as the Dutch regulatory authority has been extended for an additional four years.

      In August 1997, we obtained one of the first Netherlands registrations to operate as a telecommunications service provider of public voice telephony (other than KPN Telecom). In September 1997, we obtained an infrastructure license with rights-of-way for the construction and operation of telecommunications facilities in a limited geographic area. In December 1998, we obtained the first authorizations under the new Telecommunications Act to operate as a public telecommunications services provider and network operator. Although we participated in the auction of licenses to provide third-generation UMTS technology mobile telecommunications licenses in The Netherlands, we were not able to obtain a license. We have various legal procedures currently pending which may lead to an annulment or a declaration of wrongful execution of the UMTS frequency auction.

      We were one of the first voice telephony competitors in The Netherlands to interconnect with KPN Telecom and to implement a carrier select code in all of KPN Telecom’s telephone switches. The introduction of carrier pre-selection in The Netherlands, introduced on January 1, 2000, provides customers with the option of pre-selecting a carrier other than KPN Telecom for all their international and domestic long distance calls.

      In March 2001, OPTA granted our request for an operator controlled model. Our efforts to obtain lower interconnection rates from KPN Telecom are on-going. The terms and conditions of interconnection have had, and will continue to have, a material effect on Versatel’s competitive position. When OPTA initially implemented the bottom-up long run incremental cost (“BULRIC”) model for interconnection rates, the result was a set of lower interconnection rates for the 2001-2002 time frame. We also try to prevent interconnection price levels that lead to unfair price squeezes between wholesale and retail rates and saw OPTA develop and apply a test to prevent such behavior by KPN Telecom.

      Since our founding in October 1995, we have adopted a proactive regulatory strategy. For example, in December 1998, Versatel filed a complaint with OPTA asserting that the limited access provided by KPN Telecom to the KPN Telecom network hampered Versatel’s growth. Our customers often experienced busy signals when they tried to dial into the Versatel Network through our access code. Other Netherlands telecommunications services providers expressed similar complaints. As a result, OPTA determined that KPN Telecom was required to allow us access to their entire interconnection network. However, if KPN Telecom would not be able to comply with this directive due to scarcity, OPTA ruled that KPN Telecom should in that case supply the requested capacity to Versatel in an alternative manner.

      In March 1999, OPTA issued a ruling, requiring KPN Telecom to offer unbundled access to local customer access lines at the MDF in KPN Telecom’s central exchange offices. Unbundled local access enables us to offer high-speed access to end-users that are not directly connected to our network. VersaPoint’s complaint of July 2000 regarding denial of a sufficient number of central office sites, amongst other matters, led to a March 2001 decision by OPTA which was very favorable for Versatel. In February 2002, OPTA decided in a follow-on complaint of Versapoint, that the tariffs charged in the past by KPN for its colocation facilities were too high.

      Since the end of 2000, Versatel, Telfort, Worldcom, Energis and Priority have cooperated in the informal Association of Competitive Telecom Operators (“ACT”). The parties take regulatory actions with respect to issues of common interest and seek to contribute to providing regulatory incentives to increase the competition in the telecommunications market.

Belgium

      Belgium started the liberalization of its telecommunications market in 1991 with an amendment to the Belgian public post and telecommunications act. At the same time a new regulatory body was introduced, the Belgium Institute for Post and Telecommunications (Belgisch Instituut voor Post en Telecommunicatie) (“BIPT”), under the Ministry of Economy and Telecommunications. The Belgian public post and telecommunications act was further amended by the Belgian Parliament in December 1997. The current legislative process is headed towards a new single regulatory framework, which includes reforms to and extensions of BIPT’s powers by increasing its independence from the Minister that is also responsible for state enterprises (such as Belgacom). The implementation of the new legislation is expected no earlier than February 2002.

      We were the first alternative telecommunications services provider to obtain a definitive license for the provision of voice services under the amended telecommunications act. We have also obtained an infrastructure license in Belgium and thereby obtained rights of way for all of Belgium. For marketing purposes, we have reserved the same carrier select code “1611” that we currently use in The Netherlands.

      Pursuant to the Numbering Directive, Belgacom was required to introduce number portability, carrier selection and carrier pre-selection for all services, beginning January 1, 2000. In accordance with a ruling of the BIPT, carrier selection and carrier pre-selection was to occur on a gradual basis after January 17, 2000, the result of which was the implementation of the last carrier pre-selection services (for fixed-to-mobile calls and local calls) in November 2000. Unfortunately, operators have experienced operational problems as a result of the complex and cumbersome procedures imposed by Belgacom.

      In September 1999, Belgacom introduced a number of new discount schemes which Versatel deemed to be anti-competitive. Belgacom granted discounts on combined revenues of its customers for local and long distance calls, whereas at that time, carrier pre-select and carrier select services were not opened to local calls. Versatel filed a complaint with the Belgian competition court requesting suspension of the discount schemes. The case was dropped in 2000 after Belgacom and Versatel reached an amicable settlement.

      In 1999, Versatel and other alternative operators filed another complaint with the Competition Council alleging that Belgacom abused its dominant position by imposing new interconnection and retail tariff conditions for a new Internet access scheme via non-geographic numbers, accompanied by lower retail tariffs and lower interconnection rates to be paid by Belgacom to the alternative providers of telecommunication services transporting Internet traffic for Belgacom’s customers. The new access scheme was not upheld by the court, which held that Belgacom engaged in impermissible discrimination by applying different retail rates and interconnection rates for Internet access via geographic or non-geographic numbers. Unlike for geographic dial-in numbers, alternative operators do not receive termination revenues from Belgacom for Internet access via non-geographic numbers (i.e., 0-800 or 0-900). A different but somewhat similar scheme was launched by Belgacom in 2000, but was again rejected by the courts after the scheme was challenged by Versatel and the other operators in November 2000. Belgacom has subsequently introduced two special Internet packages, which according to the alternative providers of telecommunication services, were in violation of the previous judgment, and resulted in the commencement of enforcement procedures in respect of such judgment. Belgacom has opposed these enforcement procedures (Belgacom lost one case, which it is currently appealing, and their opposition to the other is on-going). There are continuing discussions between Belgacom, the other alternative operators and the BIPT regarding the implementation of the “collecting model” which is designed to remedy Belgacom’s efforts to decrease retail rates on the back of the alternative providers of telecommunication services.

      In July 2000, Versatel filed a complaint with the European Commission competition authorities in connection with Belgacom’s refusal to provide Versatel with access to its local loop following a request from Versatel on March 1, 2000. In November 2000, in anticipation of an imminent EC Regulation mandating full and shared access to local loops across Europe as of January 1, 2001, Belgacom extended a “commercial raw copper offer” which, although non-compliant with the draft text of the anticipated EC Regulation (for example, it excluded shared access and DSL), led to an agreement in December 2000 between Belgacom and Versatel that allowed for a gradual ramp-up of Versatel’s DSL roll-out.

      As the result of the European Commission’s adoption of new regulations, along with a consultation process with BIPT, Belgacom was ordered to make numerous amendments to its initial reference offer. Belgacom is now required to provide full and shared access to its central office facilities without limitation as to the technologies that can be offered (i.e., DSL). The BIPT ruling also considerably reduced the roll-out and provisioning timing limitations imposed by Belgacom under its initial commercial raw copper offer. After steps taken by Versatel and COLT Telecom, BIPT approved “co-mingling” as a cheaper and faster co-location method, thus allowing the alternative providers of telecommunication services to share Belgacom’s infrastructure for the installation of their DSL equipment. The terms, conditions and pricing of co-mingling are currently under discussion by BIPT, the alternative operators and Belgacom.

Germany

      The German Telecommunications Act of July 25, 1996, ended the legal monopoly of Deutsche Telekom AG for the provision of voice telephony and of public telecommunications networks, and immediately liberalized all telecommunications activities, but postponed effective liberalization of voice telephony until January 1, 1998. Since January 1, 1998, the German telecommunications market has been completely open to competition and a new regulatory authority, the Regulierungsbehörde für Telekommunikation und Post (“RTP”), was installed.

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

      The RTP has approved, among other things, distance-based interconnection rates which Deutsche Telekom can charge alternative network operators to interconnect their network and route their traffic through the network of Deutsche Telekom. The RTP has extended the current rate regime, which expired on December 31, 1999, for an interim period until a new regime receives the RTP’s approval. Although a new interconnection regime containing element based rates instead of distance based rates could be beneficial to our operations we are not expecting these to be implemented in the near future. However, the RTP has indicated that it might not consider Deutsche Telekom as a market dominating carrier in all segments of the market. These segments would fall outside the scope of the rate regulation regime and Deutsche Telekom would no longer be obliged to request prior approval of its rates from the RTP.

      In the local loop, the market position of Deutsche Telekom is still extremely strong and only a limited number of competitors are currently operating. These alternative carriers primarily focus on business customers in the metropolitan areas. With the allocation of Wireless Local Loop point-to-multipoint frequencies to alternative carriers in the fall of 1999, it is expected that competition in the local loop will increase in the near future. In addition, Deutsche Telekom is in the process of selling its broadcasting cable network, which has been split for this purpose into nine regions. The broadcasting network is considered after further investments by the new owners as the second alternative network in the local loop. These networks are expected to compete in the future with Versatel Deutschland’s network.

Intellectual Property

      We have registered the trademark “Versatel” with the Benelux trademark bureau (Benelux Merkenbureau). Applications for similar registrations are pending in several other European Countries. We have obtained rights to the Internet domain name “www.versatel.com” and several related domain names and initiated formal registration procedures with Internic, the European Union domain registration authority.

      We have been operating our residential Internet service under the Zon name since September 1999 and have applied for trademark registration of the Zon name and logo. Sun Microsystems has contested our use of the Zon name and we are currently in discussion with them on this matter. We are not certain that we will reach a satisfactory agreement with Sun Microsystems enabling us to continue to use the Zon name, nor that our applications will be successful or that the Zon name and logo will not be successfully attacked by third parties alleging prior rights or that the trademark is otherwise valid.

Legal Proceedings

      In October 2000 we were informed by the public prosecutor in The Netherlands of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to our initial public offering in July 1999. Although we consulted with our Dutch tax advisors and the Dutch tax authorities prior to issuing these options and we believe the tax treatment of these options was correct, we have agreed with the public prosecutor to a payment of €3.0 million that was made in the fourth quarter of 2001, whereby all criminal charges were dropped, without any admission of guilt by us. Versatel intends to challenge the views of the Dutch tax authorities regarding the valuation of the aforementioned employee stock options. We have not made any provision for the additional potential tax exposure, which could amount to up to approximately €10.0 million. Should Versatel be successful in its case with the Dutch tax authorities, we intend to attempt to reclaim all or part of the potential settlement that has been reached with the public prosecutor.

      On November 19, 2001, a class action complaint was filed in the Southern District of New York against Versatel, certain of its officers and directors and certain underwriters of the Versatel’s initial public offering alleging violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that Versatel’s prospectus was false or misleading in that it failed to disclose (i) that the underwriters allegedly were paid excessive commissions by certain customers in return for receiving shares in the initial public offering and (ii) that certain of the underwriters’ customers allegedly agreed to purchase additional shares of Versatel in the aftermarket in return for an allocation of shares in the initial public offering. Plaintiff contends that, as a result of those omissions from the prospectus, the price of Versatel’s stock was artificially inflated between July 23, 1999 and December 6, 2000 and that the defendants are liable for unspecified damages to those persons who purchased stock during that period. Hundreds of cases against numerous other issuers and their underwriters that make similar allegations involving the initial public offerings of those issuers were consolidated before a single judge on August 9, 2001 for purposes of pretrial motions and discovery only. The action against Versatel has been consolidated along with those cases. Versatel intends to contest the action vigorously.

      Versatel has filed complaints in the past with the European Commission, with OPTA and the Minister of Transport and Waterways in The Netherlands, in Belgium, with the BIPT as part of its regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

      Versatel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

4.C     ORGANIZATIONAL STRUCTURE

      Versatel Telecom International N.V. is a holding company that conducts its business operations through its subsidiaries. The table below sets forth, as of December 31, 2001, the name, country of incorporation and percentage of ownership of our major direct- and indirectly held subsidiaries. For a complete list of our subsidiaries, please refer to Exhibit 8.

	Country of	Percentage of
Name	Incorporation	Ownership

Versatel Telecom Europe B.V.	The Netherlands	100%
Versatel Telecom Netherlands B.V.	The Netherlands	100%
Versatel Belgium N.V.	Belgium	100%
Vuurwerk Internet B.V.	The Netherlands	100%
Versatel Deutschland GmbH & Co.KG	Germany	100%
Komtel Gesellschaft für Kommunikations und Informationsdienste mbH (“Komtel”)	Germany	80%
Komtel GmbH	Germany	100%
Zon Nederland N.V.	The Netherlands	92%

      Effective January 1, 2002, a legal merger took place within the Versatel group in The Netherlands, by which Versatel Telecom Netherlands B.V., Svianed B.V., 7-Klapper Beheer B.V., Vuurwerk Internet B.V. and Vuurwerk Access B.V. amalgamated into Versatel Telecom Europe B.V. Subsequently, the statutory name of Versatel Telecom Europe B.V. was changed into Versatel Nederland B.V. These changes in the corporate structure are part of a corporate clean-up within the entire Versatel group. A similar operation is currently in process within the Belgium operating companies.

      As of March 28, 2002, the major direct and indirectly held subsidiaries are as follows:

	Country of	Percentage of
Name	Incorporation	Ownership

Versatel Nederland B.V.	The Netherlands	100%
Versatel Belgium N.V	Belgium	100%
Versatel Deutschland GmbH & Co.KG	Germany	100%
Komtel Gesellschaft für Kommunikations und Informationsdienste mbH (“Komtel”)(1)	Germany	82%
Komtel GmbH	Germany	100%
Zon Nederland N.V	The Netherlands	92%

(1)	On January 15, 2002 Versatel Deutschland Holding GmbH purchased an additional 2% interest in Komtel from Stadtwerke Flensburg GmbH, the former shareholder, increasing Versatel’s interest to 82%. An amendment to the existing share and purchase agreement was signed for this purpose. It was further agreed upon to postpone the exercise of the option for the sale of the remaining 18% shareholding (against a purchase price of €13.9 million). The option is now exercisable between July 1 and July 15 in each of 2002, 2003, 2004 or 2005. Versatel Deutschland Holding GmbH is further to ensure a minimum of 200 full time employees (as opposed to 140 employees before) to be employed in the city of Flensburg until the option is exercised. If these criteria are not met, a penalty of a maximum of € 0.8 million is due to Stadtwerke Flensburg GmbH.

4.D     PROPERTY, PLANT AND EQUIPMENT

Network infrastructure

      As of December 31, 2001, we had completed construction of approximately 2,029 kilometers of fiber-ready duct for the Benelux overlay sections. As of December 31, 2001, we had also completed the construction of 60 business park rings, 28 city rings and 76 “near overlay sections”. Additionally, as of December 31, 2001, we had a total local access extension of 1,554 kilometers in the Benelux and 733 kilometers in Germany. To date, most of the initially planned construction of our backbone network has been completed. In addition, we have negotiated an IRU for approximately 400 kilometers of backbone fiber in the north of The Netherlands and we may continue to expand our backbone network if attractive business opportunities arise.

Properties

      We have also leased office space in 25 buildings in The Netherlands (41,026 m2), 10 buildings in Belgium (10,794 m2), and six buildings in Germany (9,877 m2). We use these locations primarily as office space and for technical support to our network. Lease contracts for these buildings have expiry dates varying between 2002 and 2010.

      Our country head offices are located at the following addresses:

Address	Area m2	Expiry date of lease

Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands	13,100	March 2010
Koningin Astridlaan 164, Wemmel, Belgium	3,807	April 2009
Nordstrasse 2, 24937 Flensburg, Germany	3,619	August 2009
Unterste Wilms Strasse 29, 44143 Dortmund, Germany	5,172	December 2002

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A     OPERATING RESULTS

Overview

      We are a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in our target market of the Benelux and northwest Germany. Our objective is to become the leading fully integrated alternative provider of local access, facilities-based broadband services, including voice, data and Internet services, to business customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to three targeted market segments:

•	Direct Access Services — high bandwidth business and residential telecommunications subscribers that are directly connected to our network either through our own fiber, DSL technology, other copper access technologies or leased lines.

•	Indirect Access Services — business and residential telecommunications subscribers that are indirectly connected to our network through carrier preselection or our “1611” carrier select code.

•	Carrier Services — other telecommunications, data and Internet service providers.

      In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, we operate Zon, our residential Internet service provider, to participate in the growing market for consumer Internet services in The Netherlands.

      Our growth is driven by our focus on providing bundled broadband services to business customers. Historically, we have focused on providing services to small- and medium-sized businesses. However, as we continue to expand our service offering and local access network we are also able to provide services to larger businesses with more sophisticated service requirements, such as the GAK Group and Achmea. We continually strive to develop new products and services, which we are able to provide to both existing and new customers. We believe providing a bundled service offering comprised of voice and Internet access over DSL technology will be crucial to increasing our market share in the small- and medium-sized business market. Another key component of our historic growth was our expansion into northwest Germany which significantly expanded our addressable market. A further key component of our growth is the continued development of our network. We have invested in developing a dense network in our target markets which allows us to rapidly connect customers to our network and to provide multiple services through a single connection. Currently, we focus on connecting customers to our network primarily through our own fiber, DSL technology, other copper access technologies and leased lines. However, we will continue to evaluate other opportunities. Once a customer is connected to our network, we can generally expand services to such customer without incurring substantial additional investment costs.

      As we have developed our operations, we have incurred substantial losses. We anticipate that net losses will continue to be significant. We have incurred substantial losses both as a result of our operating expenses and expenses related to our outstanding indebtedness. Our operating expenses are comprised primarily of the leasing of access and transmission capacity, originating and terminating costs for voice traffic, selling, general and administrative expenses related to the expansion of our business and increasing depreciation and amortization costs associated with the continuing build-out of our network. We have incurred substantial interest expenses associated with our outstanding debt and foreign exchange losses as a result of currency fluctuations between the euro and U.S. dollar as a result of our U.S. dollar denominated indebtedness. Fluctuations between the U.S. dollar and the euro may continue to adversely affect our results to the extent that we continue to have U.S. dollar denominated indebtedness.

      During 2001, we announced two restructurings to create operational synergies as a result of our increased scale of operations. In March of 2001, we announced the first restructuring plan for our operations in The Netherlands and Germany. Under the plan, we identified approximately 300 employees to be terminated. Additionally, in September 2001, we identified approximately 100 employees to be terminated in Belgium as part of the second restructuring plan.

      In total, Versatel recognized a charge of €11.2 million in 2001 to cover employee termination costs and other restructuring costs. Total annual savings in sales, general and administrative expenses from the announced restructurings are estimated to be approximately €21.2 million, with €8.9 million of such savings realized in 2001. As of December 31, 2001, €7.9 million of the €11.2 restructuring reserve has been paid and a total of 413 Versatel employees have been terminated. We expect to use the remaining portion of the restructuring reserve to cover employee termination costs and other restructuring costs for payments by the end of 2002.

      Our operational metrics are summarized in the following table:

Operational Metrics

	December 31,	March 31,	June 30,	September 30,	December 31,
	2000	2001	2001	2001	2001

Operating Statistics
Internet Minutes Carried (in mm(1))	1,965	735	691	703	2,901
Direct Access Fiber Customers	413	585	692	745	796
MDF/DSL Business Customers	4,648	5,950	7,253	8,592	9,656
Network Operational
Switches:
Benelux	5	5	5	5	5
Germany	7	7	9	9	9
POP’s:
Benelux	26	27	32	32	32
Germany	72	80	82	82	82
Km of Ducts constructed:
Benelux	2,029	2,029	2,029	2,029	2,029
Germany	470	530	790	813	813
Km of Fiber installed:
Benelux	1,829	1,829	1,829	1,829	1,829
Germany	2,999	3,072	3,114	3,137	3,149
Broadband Local Access Network
Business Park Rings
Benelux	44	45	50	53	60
Germany	—	—	—	—	—
City Rings
Benelux	21	22	26	27	26
Germany	2	2	2	2	2
Near Overlay Sections
Benelux	61	67	69	69	76
Germany	N/A	N/A	N/A	N/A	N/A
Buildings Connected (Own Fiber Only)
Netherlands	415	579	719	825	832
Belgium	112	142	189	226	276
Carrier Services(2)	90	131	177	204	94
MDF (NL)	130	139	143	152	152
Germany	232	260	315	387	463

Total	979	1,251	1,543	1,794	1,817
Central offices (MDF’s) Operational
Benelux	53	75	85	105	126
Germany	111	160	202	249	274
Km of local access Fiber
Benelux	925	960	1,137	1,473	1,554
Germany	646	663	663	733	733

	December 31,	March 31,	June 30,	September 30,	December 31,
	2000	2001	2001	2001	2001

Direct Access Voice Grade Equivalent Lines in Service(3)
Benelux	11,190	14,730	17,910	21,630	23,580
Germany	90,050	112,227	138,111	160,675	175,255

(1)	The numbers per December 31, 2000 and 2001 are for the full year, March 31, June 30 and September 30, 2001 numbers are only for the quarter.

(2)	The total number of Carrier Services buildings as of December 31, 2001 has decreased due to a re-classification of central office buildings connected for third parties where we also built fiber connections for our own use.

(3)	Includes direct access fiber, radio and central office customers only.

Information about Contractural Cash Payments

      The table below shows our contractural and commercial commitments as of December 31, 2001:

		Less than	2-3	4-5	Over 5
Contractural obligations	Total	1 year	years	years	years

Senior Debt	1,728,875	—	718,742	—	1,010,133
Capital lease obligations	18,407	2,851	4,940	4,178	6,438
Committed capital expenditures	20,200	20,200	—	—	—
Rent and operating lease commitments	93,788	15,263	26,530	18,392	33,603

Total contractural cash obligations	1,861,270	38,314	750,212	22,570	1,050,174

      Senior debt obligations relates to our high yield and convertible notes, as described in Note 11 on page F-22 of the financial statements annexed hereto.

      Capital lease obligations relates primarily to leases of telecommunications network and equipment, as described in Note 9 on page F-21 of the financial statements annexed hereto.

      Committed capital expenditures obligations are further described in Note 24 on page F-33 of the financial statements annexed hereto.

      Rent and operating lease commitments are further described in Note 23 on page F-33 of the financial statements annexed hereto.

Critical accounting policies

      The discussion and analysis of our operating results and financial condition are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis management evaluates its estimates and judgments, including those related to impairment of long lived assets, deferred tax assets and pending disputes and litigation. Management bases its estimates on current information, historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recognition of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or circumstances.

      We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Impairment of long lived assets

      Versatel reviews its long lived assets and intangibles for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable in accordance with Statement of Financial Accounting Standard (“SFAS”) 121. This review is done by comparing expected future undiscounted cash flows without interest costs to the carrying amount of the group of assets under review. The estimation period of the undiscounted cash flows without interest is based on the estimated useful life of the critical asset of the group of assets under review. If the future undiscounted cash flows without interest costs or the estimated useful life of the critical asset are less favourable, assets may be impaired.

Income taxes/ Deferred tax assets

      Versatel accounts for income taxes under the asset and liability method. Based on this accounting principle Versatel has provided a full valuation allowance related to its substantial deferred tax asset. In the future if sufficient evidence of Versatel’s ability to generate sufficient future taxable income in certain tax jurisdictions become apparent, Versatel may be required to reduce its valuation allowances, resulting in income tax benefits in Versatel’s consolidated statement of operations.

Allowances for disputes and litigation

      Versatel’s current estimated range of liability related to some of the pending disputes with suppliers and customers and related to litigation is based on claims for which management can estimate the amount and range of loss. We have recorded the minimum estimated liability related to those disputes and claims, when there is a range of loss. Because of the uncertainties related to both the amount and range of loss on the remaining pending disputes and litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavourable outcome. As additional information becomes available we will assess the potential liability related to our pending disputes and litigation and revise our estimates. Such revisions in our estimates could impact our results of operations and financial position.

Non-monetary transactions

      Based on Versatel’s business plan certain assets have been categorized as assets held for sale within fixed assets. For the years ended December 31, 2001 and 2000, respectively, approximately €23.0 million and €4.8 million of Versatel’s revenues were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. The gains realized on these transactions in 2001 and 2000 amounted to €18.7 million and €4.0 million, respectively. For these revenues, we applied our accounting principle for non-monetary transactions. These transactions are not reflected in the consolidated statements of cash flows. Taking the non-monetary transactions of 2001 into consideration the gross capital expenditures amounted to €274.9 million. Please see note 2(m) to our financial statements on page F-17 for more information.

Recently issued accounting standards

      Reference is made to note 2(n) to our financial statements on page F-17 for recently issued accounting standards.

Off-balance sheet arrangements

      Versatel does not carry any off-balance sheet arrangements other than those commitments in connection with the rollout of capital expenditures relating to customer connections and network build, which are not material in amount, and an arrangement with the former shareholders of Komtel for the purchase of the remaining 18% interest in Komtel at a value of €13.9 million.

Revenues

      Generally, our services can be characterized as voice, data and Internet services. As such, we derive our revenues from both minutes of communications traffic carried by our network which are variable by customer from period to period (generally voice), and fixed monthly fees for services provided to our customers (generally Internet and data). We allocate our revenues to the period in which the traffic was generated. The composition of our customer base, service offerings and geographical focus has continued to evolve as a result of the further development of our network, acquisitions, including Svianed, Versatel Deutschland (formerly known as VEW Telnet) and Komtel, and the expansion of our product offering. As a result, we have significantly increased the portion of our revenues generated from fixed monthly fees, expanded our geographical focus to include northwest Germany and expanded our customer base to include larger customers.

      Historically, we have priced our variable communications services (voice) at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, prices for communications services have decreased over the last several years, both for voice traffic as well as for data and Internet services. In The Netherlands, KPN Telecom has reduced its price per minute of telecommunications traffic from time to time in recent years, however in December 2001, KPN raised its prices per minute of telecommunications traffic. In Belgium, Belgacom introduced several discount programs for selected customer groups, which we subsequently matched. In Germany, we have experienced similar levels of price reductions, which we have matched. These reductions are expected to have an adverse impact on margins in the near term as we have responded by reducing our prices. In addition, the introduction of the euro has made pricing more transparent in the European telecommunications market, which may lead to further competition and price decreases. Our data and Internet services continue to be priced at competitive market levels, but are less influenced by the pricing power of the incumbent operators.

      A substantial portion of our revenues is attributable to fixed monthly fees, primarily through the provision of data and Internet services such as Internet connectivity, local area network to local area network (“LAN-to-LAN”) Interconnect services and Internet web-hosting. For the year ended December 31, 2001, 50.6% of our revenues were generated from the provision of data and Internet services. Our variable revenues are generated by minutes of communications billed for voice telephony services originated by our customers, terminating voice telephony traffic to customers directly connected with our network and the termination of dial-up Internet traffic onto our network for both Zon and other Internet service providers. Our consumer Internet division generates revenues from the termination of minutes of traffic onto our network as described above, selling advertising on our portals and to a lesser extent receiving a percentage of some of the e-commerce revenue generated by our subscribers. We also recently began providing broadband Internet access to Zon’s customers through DSL technology for a fixed monthly fee.

      In addition, a substantial portion of our revenues is attributable to customers directly connected to our network (commonly referred to as “on-net” revenues) using our own fiber, DSL technology, other copper access technologies or leased lines. For the year ended December 31, 2001, €157.8 million of our revenue was generated from customers directly connected to our network.

      In March 2000, we acquired Komtel in Germany. Komtel’s activities include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to a local content provider. As of April 1, 2001, we report these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to a local content provider. Until March 31, 2001, we accounted for these services on a gross basis and recognized as revenue all fee amounts received because we determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

      We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this document also discusses the level of gross billings for all periods presented and the cost relating to gross billings which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.

      Based on Versatel’s business plan, certain assets have been categorized as assets held for sale within fixed assets. For the years ended December 31, 2001 and 2000 approximately €23.0 million and €4.8 million, respectively, of Versatel’s revenues were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. The gains realized on these transactions in 2001 and 2000 amounted to €18.7 million and €4.0 million, respectively. For these revenues, we applied our accounting principle for non-monetary transactions. These transactions are not reflected in the consolidated statements of cash flows. Taking the non-monetary transactions of 2001 into consideration the gross capital expenditures amounted to €274.9 million.

      The following table sets forth the total revenues attributable to our operations for the years ended December 31, 1999, 2000 and 2001.

	Years Ended December 31,

	1999	2000	2001

	(euro in thousands)
Revenues
Business customers
Voice	31,695	70,833	95,551
Data	14,109	25,909	45,616
Internet	4,942	26,378	38,109
Residential customers
Voice	405	9,012	13,776
Internet	286	11,650	13,530
Carrier Services customers
Voice(1)	5,194	18,098	16,985
Data	1,906	10,982	9,165
Other(2)	—	8,607	23,001

Total(3)	58,537	181,469	255,733

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings from voice services to carrier services customers (including all fee amounts received for the premium dial-in services offered by Komtel) for the year ended December 31, 2001 amounted to €35.6 million.

(2)	Other sales consists of asset sales of telecommunications infrastructure.

(3)	Total gross billings for the year ended December 31, 2001 amounted to €274.4 million.

Geographical focus

      We generate revenues in The Netherlands, Belgium and Germany. The geographical composition of our revenues for the years ended December 31, 1999, 2000 and 2001 was as follows:

	Years Ended December 31,

	1999	2000	2001

	(euro in thousands)
Revenues
The Netherlands	52,323	105,939	159,241
Belgium	4,417	21,634	35,050
Germany(1)	1,797	53,896	61,442

Total(2)	58,537	181,469	255,733

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the year ended December 31, 2001 amounted to €80.1 million.

(2)	Total gross billings for the year ended December 31, 2001 amounted to €274.4 million.

Customers

      Historically, we generated our revenues from small- and medium-sized business customers. Beginning in 1999, we started to generate revenues from larger customers, such as the GAK Group, which represented 4.7% of our revenues for the year ended December 31, 2001 and 6.7% of our revenues for the year ended December 31, 2000. We have extended a portion of the GAK contract until May of 2003 and the remainder of the contract until the end of 2003. Another large customer that we obtained through a similar bidding process is Achmea, from which we began to generate revenues in the last quarter of 2001. Although we continue to participate in such bidding processes and believe we are well positioned to be awarded such contracts as a result of our network and service offerings, it has been more difficult to compete in such processes due to the current concern of many potential customers regarding our funding position. Also, we believe the general weakness in the economy could delay the decision making process for potential customers seeking communications services, as well as the timing of upgrades for existing customers.

      We will continue to focus on securing and provisioning customers that can be directly connected to our network utilizing our own fiber, DSL technology, other copper-based access technologies or leased lines. We believe these customers represent a long term asset and provide the best economic return on our dense local access network. However, as we begin to focus on more complex connections such as Achmea’s IP-VPN network, we expect a slow down in the growth of the number of our fiber connections. Also, with the recent introduction of Integrated Services Digital Network (“ISDN”) voice and dedicated Internet services over DSL to the business community in The Netherlands, we expect an increase in the number of customers we provision over DSL technology.

      Historically, in the Benelux, Versatel has approached the residential voice market by providing carrier services such as carrier select hosting to resellers, who themselves target the residential voice market. Recently, we have limited the services we provide to other telecommunications service providers who solely focus on the voice resale market. This is as a result of recent financial difficulties experienced by certain of these service providers. Also, in The Netherlands, Versatel offers Internet services directly to the residential Internet market through Zon. In Germany, we believe market dynamics, including the high penetration of ISDN services, justify offering services directly to the residential market in select situations. As a result, our German operations service residential customers, which has resulted in a substantial increase in our residential customer base.

      As our network has expanded, we have expanded our ability to provide other carriers with telecommunications services which will maximize the use of our network. We actively monitor our credit exposure to other carriers and we have actively taken steps to reduce this risk in the past. We currently provide services such as leased lines, transmission, IP uplink, co-location services and voice origination to other service providers such as COLT Telecom and Worldcom. Also, we believe that the decision of many other carriers to scale back their operations, or even leave our market, will have a negative impact on our revenues from other carriers in the forseeable future.

      As a result of our continued growth, our total number of business customers was more than 75,000 as of December 31, 2001. The following table sets forth the total number of customers for our services, for the years ended December 31, 1999, 2000 and 2001.

	Years Ended December 31,

	1999	2000	2001

	(at period end)
Customers(1)
Business
Benelux
Direct	119	589	3,713
Indirect	11,303	23,881	23,653
Web-hosting	10,535	21,707	30,100
Germany
Direct	522	4,472	6,739
Indirect	3,899	7,962	11,347
Residential	1,533	35,382	48,364
Carrier Services	45	146	104

(1)	Excluding Zon subscribers.

     The number of registered subscribers to Zon, our residential Internet Service Provider, has increased to 1,436,000 on December 31, 2001 from 968,000 on December 31, 2000.

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

      We are experiencing a reduction in the costs associated with leased lines as we replace leased lines with our own local access and backbone network. However, we will continue to deploy leased lines to directly connect customers to our network in order either to accelerate such customer’s connection to our network, in which case we will replace the leased line with our own fiber; to connect a customer with transaction volumes that do not justify the investment cost associated with a direct connection on our own fiber; or, to connect a customer that is located too far from our network infrastructure to economically justify a direct connection with our own fiber.

      As a percentage of revenue, we expect fixed network costs in the long run to decline due to the continuing build out of our local access network, technological improvements, further liberalization of the European telecommunications market and increased availability of transmission capacity.

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

Selling, General and Administrative Expenses

      Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs for both our core business and our consumer Internet business. These expenses have increased as we have developed and expanded our operations. We expect selling, general and administrative expenses both on an absolute basis and as a percentage of revenue to decrease from the levels in 2001. Due to our restructurings announced in 2001, we expect to realize total annual savings in selling, general and administrative expenses of approximately €21.2 million, with €8.9 million of such savings realized in 2001. Although we will continue to seek additional synergies in our operations, we cannot predict the timing of any savings, if any, that may be achieved by such efforts.

Adjusted EBITDA

      Versatel’s Adjusted EBITDA consists of earnings (loss) before interest expense, interest income, income taxes, depreciation and amortization, stock based compensation, tax penalties, restructuring expense, extraordinary items, results from investing activities and foreign exchange gain (loss).

      Adjusted EBITDA is included because management believes it is a useful indicator of a company’s ability to incur and service debt. Adjusted EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Because all companies do not calculate Adjusted EBITDA or EBITDA identically, the presentation of Adjusted EBITDA contained herein may not be comparable to other similarly titled measures of other companies. Due to the integrated nature of Versatel’s activities a meaningful breakdown of the Adjusted EBITDA between services or per customer type is not presented here.

      Management allocates both network services and corporate overhead costs to The Netherlands because the Versatel’s headquarters, including the network operating center, are located at Versatel’s main office in Amsterdam, The Netherlands.

      Versatel’s consolidated Adjusted EBITDA and total consolidated EBITDA presented on a geographical basis is divided as follows:

	Years Ended December 31,

	1999	2000	2001

	(euro in thousands)
The Netherlands	(47,275)	(81,426)	(12,764)
Belgium	(9,165)	(19,183)	(24,283)
Germany	(930)	(57,847)	(27,233)

Total Consolidated Adjusted EBITDA	(57,370)	(158,456)	(64,280)

Stock based compensation	(12,557)	(7,034)	(5,695)
Tax penalties	—	—	(2,978)
Restructuring expense	—	—	(11,240)

Total Consolidated EBITDA	(69,927)	(165,490)	(84,193)

Depreciation and Amortization

      We capitalize and depreciate our fixed assets, including switching and transmission equipment, routers, fiber optic cable and rights of use, over periods ranging from three to 30 years taking residual values into account. Historically, we have capitalized and amortized the cost of installing dialers and other equipment at customer sites. The development of our network, including construction, indefeasible rights of use, and equipment, will require capital expenditures resulting in larger depreciation charges in the future. In addition, the goodwill associated with our acquisitions will account for a substantial portion of our depreciation and amortization charge. We capitalize interest charges for the costs related to that portion of our network which is under construction, which among other things consists of overlay sections, network equipment, and city rings, using the average interest rate of our outstanding debt. In addition, self-manufactured assets include all direct expenses incurred (e.g., work contracted out, direct labor and material cost). Indirect expenses which can be attributed to this activity (e.g., finance expenses) are also capitalized.

Foreign Exchange

      A significant portion of our indebtedness is denominated in U.S. dollars, but our revenues are generated and costs incurred almost entirely in countries that have adopted the euro. We are therefore exposed to fluctuations in the U.S. dollar and the euro, which may result in foreign exchange gains and/or losses, and our ability to pay interest and principal due on our indebtedness will be affected by changes in the exchange rate between the U.S. dollar and the euro. A number of equipment purchases and consultancy activities are billed to us in currencies other than euro. The euro weakened by 6.0% in 2001 from $0.9465 per €1.00 on January 1, 2001, to $0.8901 per €1.00 on December 31, 2001. The completion of the proposed exchange offer would significantly reduce our foreign exchange exposure as a result of the retirement of almost all of our U.S. dollar denominated senior notes.

Results of Operations

For the year ended December 31, 2001 compared to the year ended December 31, 2000

      Revenues increased by €74.2 million to €255.7 million for the year ended December 31, 2001 from €181.5 million for the year ended December 31, 2000, representing an increase of 41%. Gross billings increased by € 92.9 million to €274.4 million for the year ended December 31, 2001 from €181.5 million for the year ended December 31, 2000, representing an increase of 51%. This increase is due to autonomous growth and the full year consolidation of our acquisitions of Komtel in Germany and Klavertel N.V. and its wholly owned subsidiaries Compath and MDDI in Belgium. In contrast, for the year ended December 31, 2000, these acquisitions were consolidated for nine months, beginning in second quarter of 2000. New revenues were generated primarily through the connection of new customers, the provision of additional voice, data and Internet services to existing customers in The Netherlands, Belgium, and Germany, and an increase in carrier services sales. Included in the revenues for the year ended December 31, 2001 are sales from Komtel of € 36.6 million compared to €27.7 million for the year ended December 31, 2000. In 2001 we did not recognize €1.3 million of revenue from a financially troubled voice reseller due to the unlikely recovery of payment.

      Included in the revenues are data and Internet service revenues amounting to €106.4 million for the year ended December 31, 2001 up from €74.9 million for the year ended December 31, 2000, representing an increase of 42.1%. Our voice revenues increased to €126.3 million for the year ended December 31, 2001, from €97.9 million in the year ended December 31, 2000. Gross voice billings increased by €47.1 million to €145.0 million for the year ended December 31, 2001, up from €97.9 million for the year ended December 31, 2001, representing an increase of 48.1%.

      In addition, approximately €23.0 million of Versatel’s revenues for the year ended December 31, 2001 and €4.8 million of Versatel’s revenues for the year ended December 31, 2000 were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. The gains realized on these transactions in 2001 and 2000 amounted to €18.7 million and €4.0 million respectively. For these revenues, we applied our accounting principle for non-monetary transactions.

      In Germany, gross billings were €80.1 million for the year ended December 31, 2001 compared to €53.9 million for the year ended December 31, 2000 (Komtel was consolidated as of the second quarter of 2000). Komtel had gross billings of €55.3 million for the year ended December 31, 2001 compared to €27.7 million for the year ended December 31, 2000. Versatel Deutschland (formerly known as VEW Telnet) had revenues of €24.8 million for the year ended December 31, 2001 compared to €26.2 million for the year ended December 31, 2000.

      Our total number of business customers increased to more than 75,000 as of December 31, 2001. As of December 31, 2001, Zon had more than 1,436,000 subscribers in The Netherlands.

      Cost of revenues increased by €20.8 million to €154.4 million for the year ended December 31, 2001 from €133.6 million for the year ended December 31, 2000. Costs relating to gross billings increased by €39.5 million to €173.1 million for the year ended December 31, 2001 from €133.6 million for the year ended December 31, 2000, representing an increase of 29.6%, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity, additional leased lines to central office facilities and Internet termination charges. Our acquisition of Komtel in Germany added €24.7 million to cost of revenues for the year 2001 and €11.8 million for the year 2000 and our acquisition of Klavertel and its wholly owned subsidiaries, Compath, Keys-Tone and MMDI in Belgium added €3.9 million for the year 2001 and €3.2 million for the year 2000.

      However, our cost of revenues were positively impacted by a relative reduction in our dependency on leased lines to connect our customers directly on to our backbone network.

      Selling, general and administrative expenses excluding non-recurring expenses relating to stock based compensation, tax penalties and restructuring expenses decreased by €40.8 million to €165.6 million for the year ended December 31, 2001 from €206.4 million for the year ended December 31, 2000, representing a decrease of 19.8%. Excluded in these expenses are non-recurring expenses relating to restructurings of €11.2 million, a non-cash charge of €5.7 million related to the issuance of employee stock options and a non-recurring tax penalty payment of €3.0 million as a result of a settlement with the Dutch authorities. This primarily resulted from a decrease in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel and additional facilities cost.

      Depreciation and amortization expenses increased by €47.1 million to €138.6 million for the year ended December 31, 2001 from €91.5 million for the year ended December 31, 2000. Depreciation of fixed assets increased to €110.3 million for the year ended December 31, 2001 from €64.9 million for the year ended December 31, 2000. This increase was primarily related to depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network, the purchase of computer equipment and office furniture. Included in these expenses is a non-recurring charge of €1.3 million for the write-off of our dialers in our Belgian operation as a result of the introduction of carrier pre-select. Also included is the amortization of goodwill of €28.3 million for the year ended December 31, 2001 and €26.7 million for the year ended December 31, 2000. In addition, property and equipment include assets held for sale of €59.0 million and €47.1 million as of December 31, 2001 and 2000 respectively, which are not depreciated. These assets held for sale consist of ducts on specific routes in our network that we build with the intention to sell to other carriers.

      Currency exchange losses, net, decreased by €2.5 million to €30.2 million for the year ended December 31, 2001, from a loss of €32.7 million for the year ended December 31, 2000. The decrease can primarily be attributed to a decrease in the devaluation of the euro to the dollar by 6% in 2001 from $0.94 per €1.00 as of December 31, 2000 to $0.89 per €1.00 as of December 31, 2001, compared to a decrease of 9% in 2000.

      Interest income decreased by €12.1 million to €45.5 million for the year ended December 31, 2001, from €57.6 million for the year ended December 31, 2000. This decrease was primarily a result of our lower cash balance.

      Interest expense increased by €15.3 million to €184.1 million for the year ended December 31, 2001, from €168.8 million for the year ended December 31, 2000. This increase is primarily related to the additional interest expense as a result of our debt offerings in March 2000.

      Result from investing activities increased by €3.1 million from a loss of €3.1 million for year ended December 31, 2000, to nil for the year ended December 31, 2001. In 2001 we realized a book gain of €0.1 million on the sale of Keys-Tone in Belgium, while we took an impairment on our investment in Bornet in Germany of €0.1 million. The €3.1 million loss in 2000 resulted from the application of the equity accounting method of our investment in Versapoint of €9.1 million whilst we realized a profit with the sale of Telebel in Germany for €4.1 million, and a profit with the sale of Speedport for €1.9 million.

      Extraordinary Item amounted to €13.0 million for the year ended December 31, 2001. During the year period ended December 31, 2001, Versatel repurchased in the open market €22.1 million in principal amount outstanding of its long-term debt securities utilizing cash from its existing cash balances. We entered into these transactions in an effort to retire a portion of the debt securities that were trading at distressed levels.

For the year ended December 31, 2000 compared to the year ended December 31, 1999

      Revenues increased by €123.0 million to €181.5 million for the year ended December 31, 2000 from €58.5 million for the year ended December 31, 1999, representing an increase of 210%. The growth in revenues resulted primarily from the acquisitions of Svianed, VEW Telnet and Komtel, the addition of new customers, the provision of additional data and Internet services in The Netherlands, Belgium and Germany, and an increase in carrier services. Versatel acquired Svianed on June 1, 1999 and VEW Telnet on December 1, 1999. Included in the revenues for 2000 are revenues from Svianed of €26.7 million for the full year (€18.8 million in 1999 for the seven months), and from VEW Telnet of €26.2 million for the full year (€1.8 million in 1999 for one month). Included in the revenues for the year ended December 31, 2000 are revenues of Klavertel N.V. and its wholly owned subsidiaries Compath, Keys-Tone and MMDI (acquired on June 9, 2000) of €3.7 million and Komtel GmbH (acquired March 24, 2000) of €27.7 million. We also made one-time sales of excess duct capacity of €8.6 million during 2000.

      Included in the revenues are data and Internet service revenues amounting to €74.9 million for the year ended December 31, 2000 up from €21.2 million for the year ended December 31, 1999, representing an increase of 253.3%. The per minute revenue of voice telecommunications has been negatively impacted by frequent price reductions resulting from competitive pressures. However, these per minute declines have been more than offset by an increase in billable minutes. As a result, our voice revenues increased by 163% to €97.9 million in 2000 from €37.3 million in 1999.

      Our total number of business customers increased to more than 58,000 as of December 31, 2000. As of December 31, 2000, Zon had more than 968,000 registered subscribers in The Netherlands.

      Cost of revenues increased by €87.9 million to €133.6 million for the year ended December 31, 2000 from €45.7 million for the year ended December 31, 1999, an increase of 192%, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity, additional leased lines to co-location facilities and Internet termination charges. Our acquisitions of Klavertel N.V. and its wholly owned subsidiaries, Compath N.V., Keys-Tone N.V. and MMDI N.V. in Belgium and Komtel GmbH in Germany added €3.2 million and €11.8 million, respectively, to cost of revenues for the period.

      Included in the cost of revenues are non-recurring expenses of approximately €8.0 million related to interconnect charges for the consumer Internet service of Sonne in Germany. Our flat fee consumer Internet service in Germany has been terminated and all charges associated with terminating these services have been recognized as cost of revenues.

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

      Selling, general and administrative expenses increased by €130.6 million to €213.4 million for the year ended December 31, 2000 from €82.8 million for the year ended December 31, 1999, representing an increase of 157.7%. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations and additional expenses as a result of the acquisitions of Svianed, VEW Telnet and Komtel.

      Included in these expenses are a non-cash charge of €7.0 million related to the issuance of employee stock options, non-recurring charges for a restructuring provision of €5.0 million and a write-off of future marketing, advertising and related costs amounting to €10.0 as a result of the suspension of our flat fee consumer Internet service in Germany.

      Depreciation and amortization expenses increased by €65.1 million to €91.5 million for the year ended December 31, 2000 from €26.4 million for the year ended December 31, 1999. This increase was primarily related to depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network, an increase in the number of dialers installed, the purchase of computer equipment and office furniture. Also included is the amortization of goodwill of €26.7 million.

      Currency exchange losses, net, decreased by €11.0 million to €32.7 million for the year ended December 31, 2000, from a loss of €43.7 million for the year ended December 31, 1999. The decrease can primarily be attributed to a decrease in the devaluation of the euro to the dollar by 9% from $1.02 per €1.00 to $0.94 per €1.00 in 2000, compared to a decrease of 14% from $1.18 per €1.00 to $1.02 per €1.00 in 1999.

      Interest income increased by €44.7 million to €57.6 million for the year ended December 31, 2000, from €12.9 million for the year ended December 31, 1999. This increase was primarily related to our positive cash balance as a result of our debt and equity offerings in 2000.

      Interest expense increased by €97.4 million to €168.8 million for the year ended December 31, 2000, from €71.4 million for the year ended December 31, 1999. This increase is primarily related to the accrual of interest expense on the notes issued as a result of our debt offerings in 2000.

      Result from investing activities amounted to a loss of €3.1 million for the year ended December 31, 2000. Included in this amount is our pro-rata result from our 50% equity stake in the Versapoint participation for the period April 29, 2000 to December 29, 2000, a loss of €9.1 million. We realized a profit with the sale of Telebel in Germany of €4.1 million, and a profit with the sale of Speedport of €1.9 million. We did not realize any profits or losses from investments during 1999.

      Other asset impairments amounted to €12.8 million and relate to Versatel’s share in the fixed assets written off by Versapoint as a result of the integration of Versapoint within Versatel. We did not incur any other asset impairments during 1999.

      Other expenses amounted to €5.4 million and relate to a write off of our investments in Internet Ventures Group B.V. (formerly known as Hot Orange) and Cedron (formerly known as Consumer Desk) amounting to €2.3 million. An additional €3.1 million of dialer equipment was written off due to the introduction of carrier pre-select during 2000 in The Netherlands. We did not incur any other expenses during 1999.

5.B     LIQUIDITY AND CAPITAL RESOURCES

      We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to May 1998, we financed our growth primarily through equity and subordinated loans from our shareholders. Since then, we have raised an aggregate of approximately €2.6 billion in proceeds, net of offering expenses, in a series of debt and equity offerings, as follows:

•	In May 1998, we issued $225,000,000 13 1/4% senior notes due 2008 and warrants to purchase 3.0 million ordinary shares;

•	In December 1998, we issued $150,000,000 13 1/4% senior notes due 2008 and warrants to purchase 2.0 million ordinary shares;

•	In July 1999, we issued $180,000,000 11 7/8% senior notes due 2009, €120,000,000 11 7/8% senior euro notes due 2009 and sold 22.2 million ordinary shares at €10.00 per share;

•	In December 1999, we issued €300,000,000 4% senior convertible notes due 2004 and sold 15.0 million ordinary shares at €35.00 per share; and

•	In March 2000, we issued €300,000,000 11 1/4% senior euro notes due 2010, €360,000,000 4% senior convertible notes due 2005 and sold 5.1 million ordinary shares at €49.00 per share.

      We have used a significant amount of the net proceeds of these debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes. Our capital expenditure for each of the years ended December 31, 2001, 2000 and 1999 was €251.9 million €466.9 million and €173.8 million, respectively. Taking the non-monetary transactions of 2001 into consideration, our gross capital expenditures amounted to €274.9 million. We expect total capital expenditure for 2002 to be significantly below 2001 levels. In addition, we may have to purchase the remaining stake in Komtel we do not already own for approximately €13.9 million.

      As of December 31, 2001, we had negative working capital (excluding cash and marketable securities) of €194.8 million. In the future we expect our working capital needs to increase. This is largely due to an expected increase in our revenues and a related increase in accounts receivable, at the same time that we expect a significant reduction in our accounts payable as a result of payments that are due with respect to equipment and services purchased in connection with the construction of our now largely completed network and a reduction in our selling, general and administrative expenses. Also, as the focus of our network construction has shifted to customer connection projects with a shorter lead time, the length of time that the associated accounts payable remain outstanding will decrease.

      As of December 31, 2001, our cash and marketable securities balance amounted to €722.1 million, which together with anticipated cash flows from operations, should provide us with sufficient capital to fund planned capital expenditures, the introduction of new services, anticipated losses and working capital requirements until the beginning of 2004. If current capital market conditions prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

      Our proposed exchange offer is to exchange up to 100% of our notes outstanding for cash and ordinary shares of Versatel. Upon completion of the exchange offer, Versatel believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, Versatel believes that the substantial reduction in future interest payments and principal repayments on the notes will reduce its additional funding requirements to less than €50 million. Versatel also believes that its remaining funding requirement could potentially be further reduced through a combination of creating further operating efficiencies and future capital raising activities in the equity or debt markets, including warrant and option exercises. However, if the proposed exchange offer or any financial restructuring through a court proceeding is unsuccessful and current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

      The proposed exchange offer is conditioned on the receipt of tenders of at least 99% in aggregate of the initial principal amount of the notes currently outstanding. If we do not receive tenders of at least 99% in aggregate of initial principal amount of all notes currently outstanding, but we do receive sufficient affirmative votes in favor of a plan of composition, we currently intend to effect our financial restructuring by filing a request for a suspension of payments with a Netherlands court. If the plan of composition was to be ratified, all holders of notes, including the holders of the notes that do not tender their notes pursuant to the terms of the exchange offer, would be bound to the terms of the plan of composition, 100% of the notes would be cancelled and the holders of notes would receive the same consideration that it is offered in the exchange offer except for the early tender payment. It is possible that the Netherlands court may decide not to ratify the plan of composition and it is also possible that the Netherlands court may declare Versatel bankrupt simultaneously with its refusal to ratify the plan. Such a declaration would put us into liquidation. Management believes that the possibility of this outcome is limited. See “Item 8.B — Significant Changes”. Also reference is made to note 1(a) to the financial statements as included on page F-11.

      Subsequent to the proposed exchange offer, if we wish to take advantage of attractive business opportunities in order to expand our local access network or otherwise, we will require additional capital. This additional capital could be in the form of equity or debt raised in the private or public markets or from financial institutions. A failure to acquire additional capital on acceptable terms may seriously and adversely affect the growth of our business and may have an adverse effect on the valuation of our tangible and intangible fixed assets.

      The general rate of inflation has been low in the Benelux and Germany in recent years. We do not expect that inflationary pressures in the future, if any, will have a material impact on our results of operations or financial condition.

      Net cash used in operating activities was €207.0 million in the year ended December 31, 2001, compared to €191.0 million during the year ended December 31, 2000. This increase was primarily the result of a decrease in accounts payable and accrued liabilities.

      Net cash used in investing activities was €621.8 million in the year ended December 31, 2001, primarily as a result of a net disinvestment in marketable securities of €873.9 million and capital expenditures of €251.9 million, compared to €1,516.2 million used in investing activities for the year ended December 31, 2000. Taking the non-monetary transactions of 2001 into consideration, our gross capital expenditures amounted to €274.9 million. Included in the cash used in investing activities for the year ended December 31, 2000 are non-recurring finance costs due to our offerings of high yield notes and convertible notes in March 2000 of €19.5 million, and €103.5 million paid in connection with the acquisition of and investment in new businesses, which mainly consist of €61.6 million paid to the former shareholder of Komtel, €32.0 million invested in Versapoint, €4.3 million paid for our investment in Klavertel and its subsidiaries, €1.4 million paid in connection with our investment in Internet Ventures Group B.V. (formerly known as Hot Orange) and €1.0 million paid for Cedron (formerly known as Consumer Desk). Net disinvestment in marketable securities for the year ended December 31, 2001 amounted to €873.9 million primarily due to cash requirements from operating activities and capital expenditures. For the year ended December 31, 2000 the net investment in marketable securities amounted to €955.8 million, primarily due to the successful debt and equity offerings during March of 2000.

      Net cash provided by financing activities was €3.4 million in the year ended December 31, 2001, compared to €944.5 million during the year ended December 31, 2000 primarily as a result of the equity and debt offerings in March 2000. Included in the cash provided by financing activities for the year ended December 31, 2000 were the non-recurring proceeds from our equity and debt offerings in March 2000.

      During the year period ended December 31, 2001, Versatel repurchased in the open market €22.1 million in principal amount outstanding of its long-term debt securities utilizing cash from its existing cash balances realizing a one time extraordinary gain of €13.0 million.

5.C     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      We did not incur, or capitalize any costs for research and development, patents and licenses during 2001. We purchase the technology required for our network from independent third party suppliers.

5.D     TREND INFORMATION

      For a discussion of the trends affecting our business please see “Operational and Financial Review and Prospects — Overview” and “Risk Factors”.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A     DIRECTORS AND SENIOR MANAGEMENT

      The members of the supervisory board and the management board of Versatel and other executive officers of Versatel and their respective ages and positions are set forth below.

Management Board

      Raj M. Raithatha is the sole managing director (statutair directeur) of Versatel.

Supervisory Board

Name	Age	Date of appointment	Position

R. Gary Mesch	48	September 29, 2000	Chairman
Leo W. A. M. van Doorne	42	December 1, 1995	Vice Chairman
Johan G. Wackwitz	47	August 14, 1998	Member
James R. Meadows	49	August 14, 1998	Member
Sander van Brummelen	60	July 23, 1999	Member
H.S. Jörg Mohaupt	35	May 12, 2000	Member

Executive Board

Name	Age	Date of appointment	Position

Raj M. Raithatha	39	September 29, 2000	Managing Director and Chief Executive Officer
Mark R. Lazar	27	January 1, 2002	Chief Financial Officer
Marc A. J. M. van der Heijden	43	June 6, 1998	Chief Regulatory Officer and Vice President Public Affairs
Aad T. Beekhuis	55	March 1, 2000	Chief Operations Officer
Jan A. van Berne	39	September 1, 2000	General Counsel and Chief Development Officer

Biographies

      R. Gary Mesch has served as Chairman of the Supervisory Board since September 2000. Prior to his appointment to the Supervisory Board he served as Managing Director of Versatel individually or through his position as President of Open Skies International Inc. (“Open Skies”) since October 1995. In 1991 he founded and became President of Open Skies, a telecommunications consultancy with operations based in Amsterdam, which provided consulting for early stage development of competitive European telecommunications businesses. From 1991 to 1995 Open Skies advised such clients as Unisource, PTT Telecom International, Inmarsat, NEC and Eurocontrol. In 1984 he founded and until 1990 he managed the commercial operations of NovaNet, a Denver-based provider of satellite-based data communications networks. NovaNet was acquired by ICG Communications in 1993. From 1981 to 1983 he served as director of sales for Otrona Advanced Systems, a Colorado-based manufacturer of high performance computer systems. From 1975 to 1981 he served as a senior systems engineer with Westinghouse Electric. Mr. Mesch holds a B.S. in Electrical Engineering from the University of Colorado and an M.B.A. from Denver University.

      On March 21, 2002, Mr. Mesch announced that upon successful completion of our financial restructuring he will resign from the Supervisory Board.

      Leo W. A. M. van Doorne has served as a member of the Supervisory Board of Versatel since December 1995, until October 2000 in the capacity of Chairman. Mr. Van Doorne is the Executive Vice President of OTB Group B.V., a company involved in the development and supply of optical disc production equipment. From September 1996 to December 2001 he served as the Managing Director of NeSBIC Groep B.V., a venture capital company and a subsidiary of Fortis. From 1994 to 1996 he served as Managing Director of NeSBIC Venture Management B.V. From 1990 to 1994 he was Regional Director of Banque de Suez Nederland N.V. Mr. Van Doorne serves as a member of the supervisory board of various other companies. Mr. Van Doorne holds a degree in law from the University of Utrecht.

      Johan G. Wackwitz has served as a member of the Supervisory Board of Versatel since August 1998. Mr. Wackwitz is a member of the management boards of COBEPA S.A. and Paribas Deelnemingen N.V. From 1991 to 1993 he was employed by Paribas in its capital markets division and responsible for the Benelux within the investment-banking group. From 1979 to 1991 he served at various management positions at Bankers Trust Company. Mr. Wackwitz serves as a member of the supervisory board of various other companies. Mr. Wackwitz holds a degree in economics from the Rijks Universiteit Groningen and an MBA from Columbia University.

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

      H.S. Jörg Mohaupt has served as a member of the Supervisory Board of Versatel since May 2000. Mr. Mohaupt is Managing Director and founder of Continuum Group Limited, a telecommunications infrastructure investment firm. From 1999 to 2000 he served as Executive Director in the Telecom Group at Morgan Stanley Dean Witter in London. From 1997 to 1999 he worked at Lehman Brothers in New York and London as Vice-President and later Director in the Telecom Group. From 1996 to 1997 he worked at Cowen & Company in New York. From 1994 to 1996 he worked as Senior Advisor Internal Business Development at KPN. From 1993 to 1994 he worked as a consultant at Coopers & Lybrand in the telecommunications group and from 1992 to 1993 as a business development manager at Cable & Wireless. Mr. Mohaupt holds a degree in communications science from the University of Amsterdam.

      Raj M. Raithatha has served as Chief Executive officer and Managing Director of Versatel since September 2000. From April 1998 to September 2000 he served as Vice President Finance and Chief Financial Officer of Versatel. From 1994 to April 1998 he served as Chief Financial Officer and Director of Business Development of ACC Corp.’s European Operations. From 1992 to 1994 he served as Finance Director of Bay Trading Company. From 1989 to 1992 he served as divisional finance director at Securiguard Group plc and from 1987 to 1989 he was financial controller at Harrison Willis. From 1983 to 1987 he was employed by KPMG Peat Marwick. Mr Raithatha is a member of the Carley Europe Venture Partners (CEVP) Advisory Board. Mr. Raithatha holds a degree in economics and mathematics from the University of Cardiff, Wales.

      Mark R. Lazar has served as Chief Financial Officer since January 1, 2002. Mr. Lazar has been with Versatel since early 1999, most recently serving as Vice President of Finance with responsibility for corporate finance and investor relations. Prior to joining Versatel, Mr. Lazar was an associate with a San Francisco based private equity investment firm, Gryphon Investors, and a member of the telecommunications Investment Banking group of Lehman Brothers in New York. Mr. Lazar holds a degree in business administration from the University of California at Berkeley.

      Marc A.J.M. van der Heijden co-founder of Versatel in 1995, became Versatel’s Chief Regulatory Officer and Vice President Public Affairs in 1998. During the period 1995 to the end of 1998 he served as outside regulatory counsel to Versatel on matters of telecommunications and regulatory policy. Prior to 1995 he was an independent consultant specialized in Telecommunications law and advisor to the European Commission and the governments of both The Netherlands and the United Kingdom. He also advised various other telecommunications companies such as France Telecom and KPN Telecom as well as financial institutions such as ABN AMRO and the Nederlandse Investerings Bank. He worked as an expert for KPMG Peat Marwick on bidding processes for mobile telephony and sale of cable companies. Mr. Van der Heijden holds a degree in law from the Vrije Universiteit of Amsterdam.

      Aad T. Beekhuis has served as Chief Operations Officer since March 2000. From April 1999 to March 2000 Mr. Beekhuis served as Project Director of KPN Telecom responsible for the strategy and rollout program for the ADSL network. From July 1998 to March 1999 he served as Project Director with Nokia where he was responsible for launch of the BEN mobile network in The Netherlands. From 1995 to 1998 Mr. Beekhuis served as a Project Manager responsible for the rollout of the fixed communications network, and later as an interim manager responsible for TelFort’s rollout of its mobile network. From 1993 to 1995 Mr. Beekhuis served as a Managing Director with RAM Mobile Data C.V. From 1973 to 1993, he worked in strategic marketing, sales and other positions at KPN Telecom. Mr. Beekhuis holds a degree in Theoretic Electricity Sciences from the Technical University of Delft and a Bachelors degree in Economics from the Erasmus University of Rotterdam.

      Jan A. van Berne was appointed to Versatel’s Executive Board in September 2000 and currently holds the position of General Counsel and Chief Development Officer. Mr. Van Berne has been responsible for Versatel’s corporate legal affairs since December 1998. As of March 2001, he also assumed responsibility for corporate development. Prior to joining Versatel in December 1998, he worked at SAIT-Radio Holland N.V. in Belgium from 1991 to 1998 holding various positions: from January 1998 to December 1998 as programme manager Y2K of SAIT-Radio Holland N.V. and from 1997 to 1998 as manager legal affairs of SAIT-Radio Holland N.V. in Brussels. From 1994 to 1995 he was legal counsel of Radio Holland’s subsidiary Debitel Nederland. Mr. Van Berne holds a degree in law from the Vrije Universiteit of Amsterdam.

6.B     COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      The total aggregate compensation for the Supervisory Board of the Company as a group for 2001 was €0.1 million. The total aggregate compensation (including amounts paid pursuant to management and consulting agreements) of all executive officers (including the Managing Director) of Versatel as a group for 2001 was €2.0 million. During 2001, an aggregate of 122,000 options to purchase 122,000 ordinary shares were granted to executive officers under the 2000 Stock Option Plan and 100,000 under the 2001 Stock Option Plan. The options under the 2000 Stock Option Plan have an exercise price of €0.02 and the options under the 2001 Stock Option Plan have an exercise price of €4.27. All these options expire in seven years from the date the options were granted. No options have been granted to any of our supervisory board members. Included in the total aggregate compensation for our executive officers is €0.1 million to provide for pension and other retirement benefits for our executive officers.

6.C     BOARD PRACTICES

Supervisory Board

      Under Netherlands law and the articles of association of Versatel, the management of Versatel is entrusted to the management board (statutaire directie) under the supervision of the supervisory board (Raad van Commissarissen). Under the laws of The Netherlands, supervisory directors cannot at the same time be managing directors of the same company. The primary responsibility of the supervisory board is to supervise the policies pursued by the management board and the general course of affairs of Versatel and its business. In fulfilling their duties, the members of the supervisory board are required to act in the best interests of Versatel and its business.

      Pursuant to the articles of association, the supervisory board consists of such number of members as may be determined by the general meeting of shareholders. The members of the supervisory board are appointed by the general meeting of shareholders. The holder of the priority share, if any, may nominate members for appointment to the supervisory board. Resolutions of the supervisory board require the approval of a majority of the members. The supervisory board meets each time this is deemed necessary by one of its members. Every retiring supervisory director may be re-appointed, provided that such supervisory director has not attained the age of 72. A member of the supervisory board must retire not later than on the day of the general meeting of shareholders held in the year in which such member reaches the age of 72.

      A member of the supervisory board may at any time be suspended or dismissed by the general meeting of shareholders. The members of the supervisory board will receive such remuneration as determined by the general meeting of shareholders.

      None of the members of the supervisory board of Versatel has an employment agreement with the Company, as such is not allowed under Dutch law. For details on the period of service for the individual members of the supervisory board, see “— Directors and Senior Management”.

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

Potential Application of Rules on Large Companies

      Under Netherlands law, we would be required to modify our system of corporate governance upon (a) the filing of a statement with the trade register, as required by law, that we meet the criteria under Netherlands corporate law for large companies (the “Large Company Rules”) and (b) the presence of such statement on file at the trade register for an uninterrupted period of three years. The Large Company Rules mandatorily shift authority from the shareholders to our supervisory board and grant employees a degree of codetermination of our affairs.

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

      In addition, under the Large Company Rules the supervisory board appoints, and can suspend and dismiss, members of the management board. The supervisory board, however, cannot dismiss members of the management board, before the general meeting of shareholders has been consulted. Currently, the general meeting of shareholders appoints the members of our management board. The supervisory board would also adopt the annual accounts of the Company under the Large Company Rules, but the general meeting of shareholders has the right to approve or not approve the annual accounts of the company. Furthermore, certain corporate actions, including the issuance of debt or equity, certain investments, the termination of a large number of employees and far-reaching changes in the working conditions of a large number of employees, require supervisory board approval under the Large Company Rules.

      One of the criteria of the Large Company Rules referred to above is the existence of a works council (at our level or at the level of one of our subsidiaries). Although under Netherlands law we are required to facilitate a works council for our employees, as of December 31, 2001, no works council exists. However, we are in the process of installing a works council on the level of the Dutch operating company, Versatel Nederland BV, which is expected to be in place by mid 2002. We, as a holding company with no operations apart from engaging in financing activities, would be exempt from the Large Company Rules, however, if, among other things, the majority of our employees and those of our subsidiaries are employed outside The Netherlands. As of the date of this annual report, approximately 54% of our full-time employees were employed in The Netherlands.

      A works council is a representative body of the employees of a Dutch company elected by the employees. The management board of any company with a works council must seek the non-binding advice of the works council before taking certain decisions such as those related to a major restructuring or a change of control. However, in certain of those cases, if the decision is not in line with the advice of the works council, the implementation of the relevant decision must be suspended for one month, during which period the works council may appeal the decision with the Enterprise Chamber of the Court of Appeals in Amsterdam. Other decisions directly involving employment matters which apply either to all employees, or certain groups of employees, such as those affecting employee compensation systems, or pension or profit sharing plans, may only be taken with the works council’s approval. Absent such prior approval, the decision may nonetheless be taken with the prior approval of the Cantonal Court (Kantongerecht). A works council may recommend a candidate for the supervisory board and may also object to the appointment of a proposed candidate to the supervisory board.

Board Committees

      Audit Committee. During the Supervisory Board Meeting of December 11, 2000, an Audit Committee was established. The Committee consists of Messrs. Leo van Doorne, Sander van Brummelen and Jörg Mohaupt. The Committee reviews the operating results with the CFO and independent auditors, considers the adequacy of internal controls and audit procedures and reviews non-audit services that are provided by the external auditors.

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

      Financial Committee. During the Supervisory Board Meeting of December 11, 2000, a Financial Committee was appointed. The committee consists of Gary Mesch, Jörg Mohaupt and Mark Lazar. The Committee makes recommendations to the supervisory board regarding Versatel’s financial situation.

6.D     EMPLOYEES

      On December 31, 2001, Versatel had 1,382 full-time employees, 30 temporary employees and 27 full-time consultants. On December 31, 2000, Versatel had 1,760 full-time employees, 51 temporary employees, and 91 full-time consultants. None of our employees is represented by a labor union or covered by a collective bargaining agreement, and we have never experienced a work stoppage. Under Netherlands law, we are required to facilitate a works council, but no works council existed as of December 31, 2001. However, we expect to install a works council in the first half of 2002 at the level of Versatel Nederland B.V., the Dutch operating company. We consider our employee relations to be good.

      The following table sets forth the number of full-time employees on a country basis at the end of 2001, 2000 and 1999.

	1999	2000	2001

The Netherlands	545	875	750
Belgium	134	293	153
Germany	223	587	479
France	—	3	—
United Kingdom	—	2	—

Total	902	1,760	1,382

6.E     SHARE OWNERSHIP

      The following table sets forth the number of shares and options beneficially held by, or granted to, the members of our supervisory board, management board and executive officers as of March 22, 2002.

	Shares	Options(1)

Supervisory Board
R. Gary Mesch(2)	3,429,894	—
Leo W. A. M. van Doorne	—	—
Johan G. Wackwitz	—	—
James R. Meadows	—	—
Sander van Brummelen	—	—
H.S. Jörg Mohaupt	—	—
Executive Officers
Raj M. Raithatha(2)	1,150,908	247,000
Mark Lazar(2)	*	*
Marc A. J. M. van der Heijden(2)	*	*
Aad T. Beekhuis(2)	*	*
Jan A. van Berne(2)	*	*

*	Less than one percent of the ordinary shares of the Company outstanding.
(1)	Each option entitles the holder thereof to acquire one ordinary share of the Company.
(2)	The number of shares held by all directors and executive officers as a group amounted to 5,275,040 shares. The aggregate number of options issued to the executive officers as a group amounted to 1,302,000. Of the options granted during 1998 to the current executive officers 550,000 options are still outstanding. These options have an exercise price of €1.16 and expire in June 2003. Of the options granted during 1999 to the current executive officers 230,000 options are still outstanding. Of these, 160,000 options have an exercise price of €1.16 and an expiry date of June 2003 and the remaining 70,000 options have an exercise price of €3.40 and an expiry date of May 2004. Of the options granted during 2000 to the current executive officers 350,000 options are still outstanding. These options have an exercise price of €0.02 and expire in June 2007. Of the options granted during 2001 to the current executive officers 172,000 options are still outstanding. Of these, 47,000 options have an exercise price of €0.02 and an expiry date of January 2008 and the remaining 125,000 options have an exercise price of €4.27 and an expiry date of June 2008.

Option Plans

      Versatel has established the following stock option plans: the 1997 Stock Option Plan (the “1997 Plan”), the 1998 Stock Option Plan (the “1998 Plan”), the 1999 Stock Option Plan (the “1999 Plan”), the 2000 Stock Option Plan (the “2000 Employee Plan”) and the 2001 Stock Option Plan (the “2001 Plan”).

1997 Stock Option Plan

      In December 1996, Versatel’s shareholders approved the 1997 Stock Option Plan. The 1997 Plan provides for the grant of options to certain key employees of Versatel to purchase ordinary shares of Versatel. Under the 1997 Plan, no options have been granted with an expiration date of more than five years after the granting of the option. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, 398,000 options to purchase 398,000 ordinary shares had been granted under the 1997 Plan. As of December 31, 2001, 335,500 options granted under the 1997 Plan had been exercised for a total of 335,500 shares. A further 12,500 options are still outstanding under the 1997 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

1998 Stock Option Plan

      In March 1998, Versatel’s shareholders approved the 1998 Stock Option Plan. The 1998 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, 5,000,000 options to purchase 5,000,000 ordinary shares have been granted under the 1998 Plan. As of December 31, 2001, 4,263,766 options granted under the 1998 Plan had been exercised for a total of 4,263,766 shares. A further 706,334 options are still outstanding under the 1998 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

1999 Stock Option Plan

      In January 1999, Versatel’s shareholders approved the 1999 Stock Option Plan. The 1999 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, 1,908,500 options to purchase 1,908,500 ordinary shares have been granted under the 1999 Plan. As of December 31, 2001, 410,493 options granted under the 1999 Plan had been exercised for a total of 410,493 shares. A further 900,475 options are still outstanding under the 1999 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

2000 Stock Option Plan

      In December 1999, Versatel’s supervisory board approved the 2000 Stock Option Plan. The 2000 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years (except for an aggregate of 100,000 options which were immediately exercisable) after the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, options to purchase 2,688,850 ordinary shares have been granted under the 2000 Plan. As of December 31, 2001, 100,000 options granted under the 2000 Plan had been exercised for a total of 100,000 shares. A further 1,306,200 options are still outstanding under the 2000 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

2001 Stock Option Plan

      In May 2001, Versatel’s supervisory board approved the 2001 Stock Option Plan. The 2001 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years after the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, options to purchase 1,055,900 ordinary shares have been granted under the 2001 Plan. As of December 31, 2001, 852,000 options are still outstanding under the 2001 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A     MAJOR SHAREHOLDERS

      As of March 22, 2002, 91,352,247 ordinary shares are issued and outstanding. On this date, none of the preference shares or the priority share were issued and outstanding. As of this date 1,286,799 ADS were issued and held by 46 record holders. The following table sets forth information regarding the beneficial ownership of the ordinary shares of Versatel as of March 22, 2002, by each beneficial owner of 5.0% or more of the ordinary shares. All holders of ordinary shares are entitled to one vote per share. There are no cumulative voting rights.

	Number	Percent of Shares
Name of Beneficial Owner	of Shares	Outstanding(1)

NeSBIC Venture Fund C.V.(2)	12,357,521	13.5%
Paribas Deelnemingen N.V.	5,934,992	6.5%

(1)	Percentages do not give effect to dilution from the exercise of warrants covering 708,502 ordinary shares issued in the first high yield offering and the second high yield offering that have not been exercised as of March 22, 2002 or to options outstanding to employees covering 3,777,509 ordinary shares (all as adjusted to give effect to the 2-for-1 stock split on April 13, 1999).

(2)	Includes 1,038,705 ordinary shares held by NeSBIC Groep B.V., an affiliate of NeSBIC Venture Fund C.V.

Lock-up Arrangements

      At the time of our initial public offering, and pursuant to Rules and Regulations of Euronext Amsterdam N.V. then in effect, our shareholders and the members of our supervisory board and management board entered into lock-up agreements with ING Bank, our listing agent. The Rules and Regulations of Euronext Amsterdam N.V. at that time prohibited any member of our supervisory board or management board, subject to the exception described below, from disposing, after the date of the initial public offering on July 23, 1999, of any ordinary shares acquired by such member before the date of the initial public offering. In addition, under such Euronext regulations, any holder of 5% or more of our outstanding share capital before the date of the initial public offering could not, for three years after the date of the initial public offering, sell (collectively with all other holders of 5% or more of our outstanding share capital acquired before the date of the initial public offering) in the aggregate more than 25% of the number of our ordinary shares outstanding before the date of the initial public offering. If we report a profit, this lock-up requirement also allowed such shareholders to dispose collectively of a maximum up to (i) 50% of the shares issued and outstanding before the date of the initial public offering if a profit was made for one year or (ii) 75% of the shares issued and outstanding before the date of the initial public offering if a profit was made for two years. These lock-up agreements expire on July 24, 2002 for our shareholders and on July 24, 2003 for the members of our management and supervisory board.

      Under Rules and Regulations of Euronext Amsterdam N.V. at the time of our initial public offering, holders of 5% or more of our outstanding share capital could dispose of their remaining interest if such disposition (i) was completed through a public secondary offering involving a due diligence investigation and the issuance of a prospectus, (ii) complied with the listing rules of the Official Segment of Euronext Amsterdam N.V. and (iii) occurred at least one year after the date of the initial public offering. In addition, the lock-up arrangements do not prohibit any member of our supervisory board or management board from disposing of any ordinary shares acquired after the date of the initial public offering pursuant to the exercise of options which were granted under our stock option plans prior to the initial public offering.

      In November 2000, however, the Official Segment of Euronext Amsterdam N.V. adopted new lock-up regulations which provide a substantial relaxation of the old regime. Under the new rules, the lock-up for shareholders and members of the supervisory board and management board expires one year after the date of the initial public offering. These new regulations may provide a relaxation of the existing lock-up arrangements for our shareholders and members of our supervisory board and management board.

Obligations of Shareholders to Disclose Holdings

      The 1996 Act on Disclosure of Holdings in Listed Companies applicable in The Netherlands (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) provides that any person who, directly or indirectly, acquires or disposes of an interest in the capital and/or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area must give written notice of such acquisition or disposal, if as a result of such acquisition or disposal the percentage of capital interest or voting rights held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The percentage ranges referred to in the Disclosure of Holdings Act are 0% to 5%; 5% to 10%; 10% to 25%; 25% to 50%; 50% to 66 2/3%; and over 66 2/3%.

      Non-compliance with the obligations to the Disclosure of Holdings Act is an economic offense and can lead to criminal prosecution. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies in accordance with the Disclosure of Holdings Act. The company or one or more holders of shares who alone or together with others represent at least 5% of the issued share capital can institute a claim requiring that these measures be imposed. The measures that the civil court may impose include:

•	a court order requiring the person violating the Disclosure of Holdings Act to make disclosure in accordance with the Act;

•	suspension of voting rights in respect of such person’s shares for a period of up to three years as determined by the court;

•	nullification of a resolution adopted by the company’s general meeting of shareholders, if it determined that the resolution would not have been adopted but for the exercise of the voting rights of the person who is obliged to notify, or suspension of a resolution until such time as the company’s general meeting of shareholders has had an opportunity to make such a determination; and

•	an order to the person violating the Disclosure of Holdings Act to refrain, during a period of up to five years, as determined by the court, from acquiring shares in the capital of the company and/or voting rights.

      The Dutch Act on the Supervision of the Securities Trade 1995 (Wet Toezicht Effectenverkeer 1995) contains provisions regarding insider trading and provides, among other things, for an additional notification duty for shareholders holding, directly or indirectly, a capital interest of more than 25% in a listed company. Such shareholders are obliged to notify the Securities Board of The Netherlands of any and all transactions that they carry out or cause to be carried out in securities issued by the company in which they would hold an interest of over 25%. If a shareholder holding in excess of 25% of the shares is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity.

      Furthermore, the Securities Board of The Netherlands has authority to impose administrative penalties (bestuurlijke boetes en dwangsommen) in the event of a violation of the Disclosure of Holdings Act and of the insider trading rules. Violation of insider trading rules can also lead to criminal sanctions.

7.B     RELATED PARTY TRANSACTIONS

Transactions with Directors and Officers

      Versatel has loaned €265,792 to Mr. Aad Beekhuis, one of its executive officers, in connection with stock options granted to Mr. Beekhuis. As of the date of this filing, no other loans were outstanding from Versatel to any of its directors or executive officers.

      Versatel has entered into a consultancy agreement with Jacmel Ltd., a company controlled by Mr. Jörg Mohaupt, a member of the supervisory board, for consultancy services relating to Versatel’s financial restructuring. Under the agreement Jacmel has been paid €27,500 per month for the period from September 15, 2001 up to March 15, 2002. As of March 15, 2002, Jacmel will receive €1,375 per day for services rendered, if services are rendered for more than five days per month. No fee will be due for the first five days per month. In addition, a success fee consisting of 700,000 shares of Versatel will be paid upon successful completion of Versatel’s financial restructuring.

7.C     INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8.     FINANCIAL INFORMATION

8.A     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      1-3.     Consolidated Financial Statements. Our audited consolidated financial statements are included under “Item 18 — Financial Statements”. Except for our consolidated financial statements included under Item 18, our auditors have audited no other information in this annual report.

      4.     Not applicable.

      5.     Not applicable.

      6.     Export Sales. For a breakdown of our revenues in The Netherlands, Belgium and Germany, see “Item 5.A — Operating Results”.

      7.     Legal and Arbitration Proceedings. None of our current legal or arbitration proceedings is expected to have a significant effect on our financial position or profitability. None of our legal or arbitration proceedings has had in the past a significant effect on our financial position or profitability. See also Item 4B. “Business Overview — Legal Proceedings.”

      8.     Dividend Policy. We have never declared or paid any dividends on our ordinary shares or ADSs and we do not anticipate paying any cash dividends in the foreseeable future. The indentures that govern our high yield notes limit and, for the foreseeable future, effectively prohibit our ability to declare or pay cash dividends.

8.B     SIGNIFICANT CHANGES

      On October 12, 2001, Versatel filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “SEC”) in connection with a proposed exchange offer and consent solicitation in respect of its outstanding high yield notes and convertible notes. On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of bondholders to support the exchange offer and consent solicitation. The committee is part of a wider group of bondholders that collectively owns approximately 74% of our outstanding notes. The committee collectively holds 33% of our outstanding notes.

      Versatel has amended its registration statement on Form F-4 on March 28, 2002, to reflect this agreement and intends to launch the exchange offer and consent solicitation as soon as practical. Among other things, the exchange offer and consent solicitation will be conditioned upon the receipt of tenders of at least 99% in aggregate initial principal amount of all notes currently outstanding.

      The principal purpose of the exchange offer is to eliminate substantially all of the Versatel’s outstanding indebtedness and interest expense. The principal purpose of the consent solicitation is to eliminate or modify substantially all of the restrictive covenants and other provisions of the notes in order to enhance the Versatel’s future financial and operating flexibility.

      Pursuant to the terms of the proposed exchange offer, noteholders are being offered an amount in cash and shares in return for tendering their notes and providing their consents and waivers. Interest paid thereafter on any series of notes will reduce the cash offered in respect of such series of notes by the same amount.

      In addition, Versatel will offer (1) high yield noteholders who tender their notes during the first seven days that the exchange offer is open and do not withdraw such notes on or prior to the expiration date of the exchange offer and (2) convertible noteholders who tender their notes on or prior to the termination or expiration date of the exchange offer and do not withdraw such notes prior to the expiration date, the right to receive an additional cash payment of $25.00 or €25.00 in respect of each $1,000 or €1,000, as the case may be, principal amount of notes tendered and for which consents and waivers are delivered.

      The aggregate amount of shares offered represents approximately 80 percent of the shares of Versatel that would be outstanding immediately following the completion of the exchange offer, assuming 99% of Versatel’s currently outstanding notes are tendered and not including any dilutive impact of the warrants that will be issued to our existing shareholders.

      Concurrent with the completion of the exchange offer or any court approved plan, our current shareholders will be issued warrants entitling them to one share for every 4.80 shares held by such shareholders with a strike price of €1.50, exercisable at any time within two years after issuance of the warrants. These warrants represent 4% of the shares that would be outstanding immediately following completion of the exchange offer.

      Versatel will also be soliciting the irrevocable vote from its noteholders in favor of a plan of composition that may be filed in The Netherlands as part of a suspension of payments proceeding (surseance van betaling) with a Dutch court and in favor of a plan of reorganization that may be filed as part of to a chapter 11 proceeding with a U.S. bankruptcy court. If holders of at least 75% of the notes vote in favor of the plan of composition but less than 99% of the notes outstanding are tendered in the exchange offer, Versatel currently intends to effect its financial restructuring by filing a request for the suspension of payments proceeding in The Netherlands. We may also file a chapter 11 petition in a U.S. bankruptcy court, but only concurrently with the filing of a petition for the suspension of payments in The Netherlands.

      Any court procedure initiated by Versatel would only involve Versatel Telecom International N.V., which is a holding company. Our operating subsidiaries will not be directly affected by any court proceedings and they intend to pay all their obligations, including trade vendors, wages of employees, rent, etc., when due.

      Versatel believes the terms of the exchange offer and consent solicitation are in the best interests of Versatel and the holders of all its securities, including shareholders.

      Upon completion of the exchange offer or any court approved plan, Versatel believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, Versatel believes that the substantial reduction in future interest payments and principal repayments on the notes will reduce its additional funding requirements to less than €50 million. Versatel also believes that its remaining funding requirement could potentially be further reduced through a combination of creating further operating efficiencies and future capital raising activities in the equity or debt markets, including warrant and option exercises. However, if the exchange offer or any court proceeding is unsuccessful and current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

      Additionally, Gary Mesch the current Chairman of the Supervisory Board, founder and former CEO, has announced that upon successful completion of the financial restructuring he will resign from the Supervisory Board.

      As of December 31, 2001, Versatel had a negative equity position of €26.7 million. Consequently, Versatel was put on the “penalty bench” (strafbankje) as of March 5, 2002, by Euronext Amsterdam after notifying Euronext Amsterdam of its negative equity position. Euronext Amsterdam has confirmed that while the penalty bench serves as a warning sign to investors that we have a negative equity position, it will not result in Versatel being “de-listed” from Euronext Amsterdam. The penalty bench will also not affect how we trade or our ability to remain a listed stock on Euronext Amsterdam.

ITEM 9.     THE OFFER AND LISTING

9.A     LISTING DETAILS

      Our ordinary shares and our American Depositary Shares (“ADSs”) have been traded on the Official Segment of Euronext Amsterdam N.V. (“Euronext”) and the NASDAQ National Market, respectively, under the symbol “VRSA” since July 23, 1999, the date of our initial public offering.

      The following table sets forth, for the periods indicated the high and low closing bid prices per ordinary share in euro as reported on the Euronext.

Period	High	Low

	€	€
Third Quarter 1999(1)	14.75	10.15
Fourth Quarter 1999	41.20	10.10
First Quarter 2000	80.35	28.60
Second Quarter 2000	48.72	24.50
Third Quarter 2000	45.00	25.65
Fourth Quarter 2000	26.05	8.45
First Quarter 2001	17.85	5.37
Second Quarter 2001	6.66	2.93
Third Quarter 2001	3.14	0.48
Fourth Quarter 2001	1.37	0.60
September 2001	0.80	0.48
October 2001	1.31	0.60
November 2001	1.37	1.17
December 2001	1.30	0.91
January 2002	1.08	0.87
February 2002	0.85	0.53
March 2002 (through March 22)	0.74	0.41

(1)	Since July 23, 1999, the date of our initial public offering.

     The closing bid price for our ordinary shares as reported on Euronext Amsterdam on March 22, 2002, was € 0.55.

      The following table sets forth, for the periods indicated the high and low closing bid per ADS as reported on the Nasdaq National Market.

Period	High	Low

	$	$
Third Quarter 1999(1)	15.31	10.56
Fourth Quarter 1999	37.50	10.56
First Quarter 2000	76.56	29.75
Second Quarter 2000	48.13	22.50
Third Quarter 2000	43.38	22.63
Fourth Quarter 2000	22.69	7.50
First Quarter 2001	16.88	4.72
Second Quarter 2001	5.99	2.50
Third Quarter 2001	2.68	0.42
Fourth Quarter 2001	1.20	0.50
September 2001	0.76	0.42
October 2001	1.17	0.50
November 2001	1.20	1.06
December 2001	1.16	0.82
January 2002	0.97	0.80
February 2002	0.76	0.51
March 2002 (through March 22)	0.64	0.41

(1)	Since July 23, 1999, the date of our initial public offering.

     The closing bid price for the American Depositary Shares as reported on the Nasdaq National Market on March 22, 2002, was $0.49.

9.B     PLAN OF DISTRIBUTION

      Not applicable.

9.C     MARKETS

      Versatel’s ordinary shares are traded on the Official Segment of Euronext Amsterdam and our ADSs on the Nasdaq National Market under the symbol “VRSA”. Versatel’s $225,000,000 13 1/4% Senior Notes due 2008, its $150,000,000 13 1/4% Senior Notes due 2008, its $180,000,000 11 7/8% Senior Notes due 2009, its €120,000,000 11 7/8% Senior Notes due 2009 are all listed on the Luxembourg Stock Exchange. Versatel’s €300,000,000 4% Senior Convertible Notes due 2004, its €360,000,000 4% Senior Convertible Notes due 2005 and its €300,000,000 11 1/4% Senior Notes due 2010 are listed on the Euronext Amsterdam exchange.

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

      Set forth below is a summary of the relevant provisions of the articles of association of Versatel and of relevant provisions of Netherlands law. Our articles of association were last amended on December 22, 1999. The following summary of certain provisions of our articles of association is qualified in its entirety by the articles of association which are incorporated by reference in this annual report.

Corporate Object

      Article 3 of our articles of association provides that Versatel has as its corporate object:

•	to provide telecommunication services;

•	to incorporate, to participate in, to manage and to be financially involved in any other way in other companies and enterprises;

•	to provide administrative, technical, financial, economic and management services to other companies, persons and enterprises;

•	to acquire, to dispose of, to manage and to exploit movable and immovable properties and other properties, including but not limited to patents, trade marks, licenses, permits and other industrial ownership rights; and

•	to borrow or to lend money, to grant security-rights, to warrant performances by third parties or to undertake joint and several liability for third parties.

      All such acts as mentioned above, whether or not performed in co-operation with third parties and including the performance and promotion of all such acts connected therewith, whether directly or indirectly, and all in the widest sense of the word.

Share Capital

      The authorized share capital of Versatel is €8.4 million, consisting of 175 million ordinary shares with a par value of NLG 0.05 (€0.02) each, 20 million preference shares A with a par value of NLG 0.05 (€0.02) each, 175 million preference shares B with a par value of NLG 0.05 (€0.02) each and one priority share with a par value of NLG 0.05 (€0.02). Upon approval by the general meeting of shareholders at a meeting to be held prior to the completion of our proposed exchange offer, the authorized share capital will be increased. The authorized capital of Versatel may be increased by a shareholders’ resolution and subsequent amendment of the articles of association. The issued capital must at all times at least equal 20% of the authorized capital.

Ordinary Shares

      Holders of ordinary shares are entitled to one vote per share. There are no cumulative voting rights. Holders of ordinary shares have pre-emptive rights with respect to an issue of ordinary shares in proportion to the total par value of their individual shareholdings. Each ordinary share is entitled to participate equally in dividends and in the distribution of funds in the event of liquidation or dissolution of Versatel and, in each case, following distributions on preference shares A, preference shares B and the priority share, if issued.

      Ordinary shares may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. The ordinary shares may, at the option of the shareholder, be in registered form or bearer form. The ordinary shares shall, however, be made out to bearer unless the shareholder indicates in writing to Versatel that it wishes to receive an ordinary share in registered form. Only ordinary shares in bearer form are eligible for trading on the Official Segment of Euronext Amsterdam N.V.

      Ordinary Bearer Shares. Ordinary shares in bearer form are represented by a single global share certificate which may not be exchanged for single or other multiple physical securities, and which Versatel has lodged with NECIGEF for safe-keeping on behalf of the parties entitled to the underlying ordinary shares. The ordinary shares may only be transferred through the book-entry system maintained by NECIGEF and in accordance with the articles of association of Versatel.

      Ordinary Registered Shares. Holders of ordinary shares in registered form are entered in the register of shareholders, which is updated regularly. Although no share certificates are issued, each shareholder may request Versatel to issue an extract from the shareholders’ register with respect to its right to one or more registered shares. Versatel is required to do this free of charge. A holder of an ordinary share in registered form may at all times have such shares made out to bearer as further described in the articles of association.

      As of December 31, 2001, 91,352,247 shares are issued and outstanding. Upon completion of our proposed exchange offer and assuming that 99% of the notes currently outstanding are exchanged for an aggregate of 361,758,266 (365,412,390 if 100% are exchanged) ordinary shares, an aggregate of 453,110,513 (456,764,637 if 100% are exchanged) ordinary shares will be issued and outstanding.

Preference Shares A

      Holders of preference shares A will be entitled to one vote per share. There are no cumulative voting rights. Preference shares A have no pre-emptive rights. Preference shares A are entitled to an annual dividend to be set by the corporate body authorized to issue the preference shares A.

      Preference shares A may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. The preference shares A will be in registered form and share certificates will not be issued.

      As of the date of this annual report, no preference shares A are issued or outstanding.

Preference Shares B

      Holders of preference shares B will be entitled to one vote per share. There are no cumulative voting rights. Preference shares B have no pre-emptive rights. Preference shares B are entitled to a cumulative annual dividend calculated on the basis of a fixed interest rate, as may be issued by the European Central Bank from time to time, on the paid up portion of the nominal value of the preference shares B, to the extent of the distributable profits, prior to any dividend distribution on any of our other shares being made.

      Preference shares B may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. See also “— Delegation of the Power to issue Shares”. Notwithstanding such delegation, an issue of preference shares B that would exceed 100% of the number of our other outstanding shares will require the approval of our shareholders at a general meeting. The preference shares B will be in registered form and share certificates will not be issued.

      As of the date of this annual report, no preference shares B are issued or outstanding. See also “— Anti-Takeover Provisions” below.

Priority Share

      The holder of the priority share will be entitled to one vote. There are no cumulative voting rights. However the priority share will have certain special voting rights as described below. The priority share has no pre-emptive rights. The priority share is entitled to a nominal annual dividend of 20% of its nominal value, to the extent of distributable profits.

      The priority share may be issued pursuant to a resolution passed at a general meeting of the shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. See also “— Delegation of the Power to issue Shares”. The priority share will be in registered form and share certificates will not be issued.

      As of the date of this annual report, the priority share is not issued or outstanding.

      Holders of fully paid-up shares are not subject to or liable for any further capital calls by Versatel. See also “— Anti-Takeover Provisions” below.

Delegation of the Power to issue Shares

      On May 14, 2001 and for a period of two years, the shareholders approved that the board of management, under prior approval of the supervisory board, will be entitled to issue, and grant rights to subscribe for, ordinary shares, preference shares A and B as well as the priority share, up to the amount of the authorized capital, as well as to restrict or exclude the pre-emptive rights of shareholders.

Reduction of Share Capital

      The general meeting of shareholders may pass a resolution for the reduction of our issued capital by (a) redeeming shares or (b) reducing the par value of the outstanding shares by amendment of the articles of association. Our issued and paid-in capital may not be reduced below the minimum capital prescribed by law at the time of the resolution. A resolution for the reduction of capital relating to preference shares A and/or B may only be passed with the prior or simultaneous approval of the meeting of said preference shares A and/or B. If less than 50% of the issued and outstanding capital is represented at the general meeting, a resolution for the reduction of capital will require a majority of at least two-thirds of the votes cast.

Changes in the Rights of Shareholders

      The rights of shareholders may be changed by amendment of the articles of association. A resolution for an amendment of a provision in the articles of association whereby holders of preference shares have been granted any right or an amendment whereby any such right will be prejudiced, will only be valid upon approval of the holders of said shares.

Limitations on the Right to Own Shares

      Neither our articles of association nor Netherlands law impose any limitations on the rights of non-residents of The Netherlands to own shares in Versatel, nor do they impose any limitation on the exercise of voting rights on such shares.

Warrants and Employee Options

      As of the date of this annual report there were 53,135 outstanding warrants to purchase 708,502 ordinary shares at an exercise price of €1.16 per share. All such warrants became exercisable upon the completion of our initial public offering in July 1999. Concurrently with the completion of our proposed financial restructuring, whether effected through the proposed exchange offer, or a court approved financial restructuring, we will issue to our existing shareholders, at no cost to them, up to an additional 19,031,718 warrants to purchase a total of 19,031,718 ordinary shares at an exercise price of €1.50 per share. For a description of our employee stock option plans, see “Item 6. Directors, Senior Management and Employees — Share Ownership — Option Plans”.

Dividends

      The profits of Versatel are at the disposal of the shareholders at a general meeting. Dividends shall be paid after the adoption of the annual accounts of Versatel. We may only pay dividends up to the distributable part of our equity. Under Netherlands law, the sum of the called and paid-up capital and certain statutory reserves is not distributable. Subject to the same limitation, the general meeting of shareholders may resolve to pay dividends out of a reserve not required by Netherlands law. Each ordinary share is entitled to participate equally in dividends and in the distribution of funds in the event of liquidation or dissolution of Versatel. Preference shares A are entitled to an annual dividend, to be set by the corporate body authorized to issue such preference shares A, at the occasion of their first issuance. Preference shares B will be paid a cumulative annual dividend, calculated on the basis of a fixed interest rate on the paid up portion of their nominal value, to the extent of distributable profits. The priority share will be entitled to a nominal annual dividend of 20% of the nominal value, to the extent of distributable profits.

      Any dividend not claimed within a period of five years after the date on which it became payable will accrue to the company.

Board

      For a description of the role of our management board and supervisory board in the management of our company, please see “Item 6. Directors, Senior Management and Employees — Board Practices”.

      According to our articles of association, in case of a conflict of interest between an individual member of the management board and Versatel, prior approval of the supervisory board is required before the management board can adopt the resolution in question.

      The supervisory board determines the compensation of individual members of the management board. The compensation of individual members of our supervisory board is determined by the general meeting of shareholders.

      Members of our management board and supervisory board are not required to own any of our shares to serve on the management board or supervisory board.

Annual Accounts

      Within five months after the end of our financial year, the board of managing directors is required to prepare the annual accounts. This period may be extended by the general meeting of shareholders for a period of six months on the basis of special circumstances. The annual accounts, accompanied by an annual report, must be submitted to the board of supervisory directors for signing and must thereafter be adopted by the general meeting of shareholders. The annual accounts and the annual report will be available to the shareholders and holders of depositary receipts of shares at the office of Versatel as from the date of its preparation by the board of managing directors.

General Meeting of Shareholders

      The annual general meeting of shareholders will be held within six months after the end of the financial year. Extraordinary general meetings of shareholders may be convoked when the management board or supervisory board deems such necessary. In addition, extraordinary meetings of shareholders will also be convoked if holders representing at least 10% of our outstanding capital so request in writing to the management board and/or supervisory board. Such request should specify the topics to be discussed.

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

      Resolutions are adopted at general meetings of shareholders by a majority of the votes cast (except where a different proportion of votes is required by our articles of association, or Dutch law), and there are generally no quorum requirements applicable to such meetings.

Amendments to the Articles of Association

      The general meeting of shareholders may pass a resolution to amend the articles of association or to dissolve Versatel. If the priority share is outstanding, a resolution as set forth in the previous sentence may only be adopted upon the proposal of the holder of the priority share.

Dissolution

      In the event of a dissolution of Versatel, the assets of Versatel, after payment of all outstanding debts, will be distributed as follows. First, the holders of preference shares A and B and the priority share will be paid the paid-in capital on such shares, plus any unpaid dividends for the current financial year as well as any unpaid dividends for preceding financial years in respect of preference shares B. The balance then remaining will be distributed to the holders of ordinary shares.

Anti-Takeover Provisions

      The issuance of preference shares and the priority share may have an anti-takeover effect and delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in that shareholder’s best interests, including attempts that might result in a premium over the market price to be paid for the ordinary shares.

      Preference Shares. Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant rights to subscribe for, preference shares, subject only to the prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted a call option on preference shares B, which will not exceed 100% of all our other outstanding shares, to an independent foundation, Stichting Continuïteit Versatel Telecom International, established under Netherlands law. In the event of a threatened hostile takeover bid, the foundation may exercise this option. The minimum amount required to be paid on the preference shares upon issuance is 25% of the nominal amount issued. On March 20, 2002, the Stichting Continuïteit Versatel Telecom International agreed that it will not exercise its call option on the preference shares B until the completion of our proposed financial restructuring or until the termination of the lock-up agreement between Versatel and certain noteholders in connection therewith (other than as a result of the completion of our financial restructuring).

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

      Priority share. Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant a right to subscribe for, the priority share, subject only to the prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted a call option on the priority share to an independent foundation, Stichting Prioriteit Versatel Telecom International, established under Netherlands law. In the event of a threatened hostile takeover bid, the foundation may exercise this option. The priority share can only be transferred with the approval of the management board and the supervisory board. The priority share carries the following special voting rights:

•	the right to nominate members for appointment to the management board and supervisory board, which nominations may only be set aside by a resolution of the general meeting of shareholders adopted by two-thirds of the votes cast representing more than one-half of the issued nominal capital, and

•	the exclusive right to propose amendments to our articles of association, our merger or de-merger transactions or our dissolution.

      On March 20, 2002, the Stichting Prioriteit Versatel Telecom International agreed that it will not exercise its call option on the priority share until the completion of our proposed financial restructuring or until the termination of the lock-up agreement between Versatel and certain noteholders in connection therewith (other than as a result of the completion of our financial restructuring).

10.C     MATERIAL CONTRACTS

Description of material indebtedness.

      Following our issuance of $225,000,000 13 1/4% Senior Dollar Notes due 2008 (the “First High Yield Offering”) in May 1998, the $150,000,000 13 1/4% Senior Dollar Notes due 2008 (the “Second High Yield Offering”) in December 1998, the $180,000,000 11 7/8% Senior Dollar Notes due 2009 (the “Third High Yield Offering”) and the €120,000,000 11 7/8% Senior Euro Notes due 2009 (the “Fourth High Yield Offering”) in July 1999 and the €300,000,000 4% Senior Euro Convertible Notes due 2004 (the “First Convertible Offering”) in December 1999, we issued the following debt securities in 2000. Versatel did not issue any debt securities in 2001.

The Fifth High Yield Notes Offering

      In March 2000, we issued €300,000,000 in aggregate principal amount of 11 1/4% Senior Notes due 2010. The notes were sold to Lehman Brothers International (Europe), Morgan Stanley & Co. International Limited and ING Barings Limited, as placement agents, who subsequently sold them to institutional investors in reliance on exemptions under the Securities Act. Interest on the notes will be paid semi-annually on March 30 and September 30. The notes are redeemable at the option of Versatel, in whole or in part, at any time on or after March 30, 2005, at 105.625% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after March 30, 2008.

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

The Second Convertible Notes Offering

      In the Second Convertible Note Offering in March 2000, we issued €360,000,000 in aggregate principal amount of 4% Senior Convertible Notes due 2004. The convertible notes were sold to Lehman Brothers International (Europe), Morgan Stanley & Co. International Limited and ING Bank N.V., as placement agents. Interest on the convertible notes will be paid annually on March 30. The convertible notes rank equal in right of payment to the high yield notes, the other convertible notes and all other senior indebtedness of Versatel, and will be senior in right of payment to any future subordinated indebtedness of Versatel.

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

      Under the terms of the convertible notes, “accreted principal amount”, with respect to each €1,000 principal amount of notes, will be determined so that, together with accrued interest from the immediately preceding interest payment date for the convertible notes or, if none, the closing date for the convertible notes, and after taking into account any interest paid in respect of such notes in preceding periods, it represents for the holder thereof a gross yield to maturity identical to that applicable in the case of redemption at maturity, being 8.50% per annum and will be calculated in accordance with the following formula, rounded (if necessary) to two decimal places with 0.005 being rounded upwards (provided that if the date fixed for redemption is an interest payment date for the convertible notes, the accreted principal amount shall be as set out in the table below in respect of such interest payment date for the convertible notes):

Accreted Principal Amount =	(Previous Accreted Principal Amount × ((r × d) /p)) - AI

               where

Previous Accreted Principal Amount =	the Accreted Principal Amount on the interest payment date for the Second Convertible Notes immediately preceding the redemption date for the Second Convertible Notes (or, if the notes are to be redeemed prior to the first interest payment date for the Second Convertible Notes, €1,000) as set out below:

Interest Payment Date	Accreted Principal Amount (€)

March 30, 2001	1,045.00
March 30, 2002	1,093.83
March 30, 2003	1,146.80
March 30, 2004	1,204.28
March 30, 2005	1,266.64

r  =  8.50% expressed as a fraction.

d =	number of days from and including the immediately preceding interest payment date for the convertible notes (or, if the convertible notes are to be redeemed on or before the first interest payment date for the convertible notes, from and including the closing date for the convertible notes) to but excluding the date fixed for redemption, calculated on the basis of a 365 day year and, in the case of an incomplete year, the number of days elapsed.

p  =  365

AI =	accrued interest on the principal amount of the convertible notes from and including immediately preceding interest payment date for the convertible notes (or, if the convertible notes are to be redeemed on or before the first interest payment date for the convertible notes, from and including the closing date for the convertible notes) to but excluding the redemption date for the convertible notes, calculated on the basis of a 365 day year and, in the case of an incomplete year, the number of days elapsed.

10.D     EXCHANGE CONTROLS

      Netherlands law does not impose restrictions that would affect the remittance of dividend or other payments to nonresident holders of the ordinary shares, ADSs or notes or any other foreign exchange controls.

10.E     TAXATION

NETHERLANDS TAX CONSIDERATIONS

      The following discussion, subject to the limitations set forth therein, describes the material Netherlands tax consequences of the acquisition, ownership and disposition of the Shares, ADSs, Notes and/or Warrants, and is the opinion of Arthur Andersen, special Netherlands tax counsel (belastingadviseurs) to Versatel. This opinion represents Arthur Andersen’s interpretation of existing law and jurisprudence. No assurance can be given that tax authorities or courts in The Netherlands will agree with such interpretation. This opinion does not address the income taxes imposed by any political subdivision of The Netherlands or any tax imposed by any other jurisdiction. This opinion does not discuss all the tax consequences that may be relevant to the holders in light of their particular circumstances or to holders that are subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. Changes in Versatel’s organizational structure or the manner in which Versatel conducts its business may invalidate this opinion. The laws upon which this opinion is based are subject to change, sometimes with retroactive effect. Changes in the applicable laws may invalidate this opinion and this opinion will not be updated to reflect such subsequent changes. Prospective investors should consult their tax advisors regarding the particular tax consequences of their acquiring, owning and disposing of the shares, ADSs, notes and/or warrants.

Substantial Interest

      A shareholder that owns, either via shares, warrants, conversion rights or options, directly or indirectly 5% or more of any class of shares, or 5% or more of the total issued share capital of a company (a “Substantial Interest”), is subject to special rules. Profit participation rights which give the holder rights to 5% or more of the annual profit or 5% or more of the liquidation proceeds of the target company will also qualify as substantial interest. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. With respect to individuals, attribution rules exist in determining the presence of a Substantial Interest.

      In the situation that a shareholder has or is deemed to have a Substantial Interest in Versatel, then, inter alia, all the Shares, ADSs and/or Warrants such shareholder holds will form a part of this Substantial Interest.

      Unless indicated otherwise, the term “holder”, as used herein, includes individuals and entities as defined under Netherlands tax law holding the Shares, ADSs, Notes and/or Warrants but does not include any such person having a Substantial Interest in Versatel.

Dividend Withholding Tax

      Dividends that Versatel distributes are subject to withholding tax at a rate of 25%, unless:

•	the participation exemption applies and the Shares and/or ADSs are attributable to the business carried out in The Netherlands, or

•	dividends are distributed to a qualifying EU corporate shareholder satisfying the conditions of the EU directive, or

•	the rate is reduced by treaty, or

•	Surtax (see below) was due on the dividend distribution and the recipient is a resident of The Netherlands, the Netherlands Antilles or Aruba, a Member State of the European Union or a country with which The Netherlands has concluded a treaty for the avoidance of double taxation.

          Dividends may include:

•	distributions of cash;

•	distributions of property in kind;

•	constructive dividends;

•	hidden dividends;

•	liquidation proceeds in excess of our recognized paid-in capital;

•	consideration for the repurchase of the Shares and/or ADSs by the Company (including a repurchase by a direct or indirect subsidiary of the Company) in excess of our recognized average paid-in capital, unless such repurchase is for temporary investment, or exempt on the basis of article 4c Dividend Tax Act 1965;

•	proceeds from the redemption of the Shares and/or ADSs in excess of our recognized paid-in capital;

•	stock dividends equal to their nominal value (unless distributed out of our recognized paid-in share premium), and

•	the repayment of paid-in capital not recognized as capital.

      The term “recognized paid-in capital” or “share premium” relates to our paid-in capital or share premium as recognized for Netherlands tax purposes.

      Generally, a shareholder that resides, or is deemed to reside, in The Netherlands will be allowed a credit against Netherlands income tax or corporation tax for the tax withheld on dividends paid on the Shares and/or ADSs. A legal entity resident in The Netherlands that is not subject to Netherlands corporate income tax may, under certain conditions, request a refund of the tax withheld.

      According to a legislative proposal regarding anti-dividend stripping — that is not yet approved by Dutch parliament but that may have retroactive effect as of April 27, 2001 — no exemption from, or refund of, Netherlands withholding tax is granted if the recipient of dividend paid by Versatel is not considered to be the beneficial owner of such dividend. Such recipient is not considered to be the beneficial owner, if such recipient paid a consideration (in cash or in kind) in connection with the dividend and such payment forms part of a sequence of transactions and if it is likely that (i) an individual or company (other than the holder of the dividend coupon) benefited, in whole or in part, directly or indirectly from the dividend and such individual or company would be entitled to a less favorable exemption from, or refund of, Netherlands withholding tax than the recipient of the dividend and (ii) such individual or company, directly or indirectly, retains or acquires a position in the shares that is comparable with his/her or its position in similar shares that he/she or it had before the sequence of transaction began. The expression “sequence of transactions” as used herein includes the sole acquisition of one or more dividend coupons and the establishment of short term rights of enjoyment on shares, while the transferor retains the ownership of the shares. The Treaty in effect between The Netherlands and the United States provides for a divergent definition of the beneficial owner that generally will overrule the proposed definition of the beneficial owner under the laws of The Netherlands.

      Dividends Versatel pays to a resident corporate shareholder that qualifies for the “participation exemption” (as defined in Article 13 of The Netherlands Corporation Tax Act 1969 (the “Corporation Tax Act”)) will not be subject to the dividend withholding tax if the Shares and/or ADSs are attributable to the shareholder’s business carried out in The Netherlands. A resident corporate shareholder will generally qualify for the participation exemption if, among other things, the resident shareholder owns at least 5% of the nominal paid-up capital.

      A non-resident shareholder may benefit from a reduced dividend withholding tax rate pursuant to an income tax treaty in effect between the shareholder’s country of residence and The Netherlands. Under most Netherlands income tax treaties, the withholding tax rate is reduced to 15% or less, provided that:

•	the recipient shareholder does not have a permanent establishment in The Netherlands to which the Shares and/or ADSs are attributable, and

•	the recipient shareholder is the beneficial owner of the dividends.

      Residents of the United States that qualify for, and comply with the procedures for claiming benefits under the income tax convention between the Netherlands and the United States (the “US/NL Income Tax Treaty”), generally are eligible for a reduction of the Netherlands withholding tax on dividend income to 15%, which rate may under certain conditions be reduced to 5% if the beneficial owner is a company which holds directly at least 10% of the voting power of the Company. Generally, a holder of the Shares and/or ADSs will qualify for benefits under the US/NL Income Tax Treaty (subject to compliance with the procedures for claiming benefits) if the holder:

•	is the beneficial owner of the dividends paid; and

•	is resident in the United States according to the US/NL Income Tax Treaty; and

•	does not hold the Shares and/or ADSs in connection with the conduct of business in The Netherlands; and

•	is an individual, an estate, a trust, a company and any other body of persons as defined in the US/NL Income Tax Treaty; and

•	qualifies under article 26 of the US/NL Income Tax Treaty (Limitation on Benefits).

      The US/NL Income Tax Treaty provides a complete exemption for dividends received by exempt pension trusts and exempt organizations, under the conditions as defined therein.

      The withholding of tax on dividend distributions on Shares and/or ADSs to a non-resident corporate shareholder carrying on a business through a Netherlands permanent establishment is not required as long as:

      •   the Netherlands participation exemption applies, and

      •   the Shares and/or ADSs form a part of the permanent establishment’s business assets.

      To qualify for the participation exemption, this entity should generally hold at least 5% of our nominal paid-up capital and meet other requirements.

Surtax

      As a result of a major tax reform effective as of January 1, 2001, the Company will be subject to 20% corporate income tax on “excessive” dividends distributed by the Company in the period from January 1, 2001 up to and including December 31, 2005 (“Surtax”).

      Dividends (to be understood in the widest sense, like distributions in cash, liquidation proceeds and proceeds at the event of repurchase) are considered to be excessive if in a certain calendar year the total amount of distributed dividends exceeds the highest of the following amounts:

•	4% of the fair market value of the issued shares in the Company at the beginning of that certain calendar year;

•	twice the amount of the average annual amount of dividends regularly distributed, as indicated in the “surtax”-legislation, by the Company during the three calendar years immediately preceding January 1, 2001;

•	the Company’s result of the preceding book year (exclusive of certain results as indicated in the “surtax” — legislation).

      The Surtax is reduced pro rata to the extent that the Company can demonstrate that at the time of the distribution, the Shares and/or ADSs were held, for an uninterrupted period of three years, by individuals or entities holding at least 5% of the Company’s nominal paid-in capital and that these shareholders are resident of the Netherlands, the Netherlands Antilles or Aruba, a Member State of the European Union or a country with which the Netherlands has concluded a treaty for the avoidance of double taxation. Shareholders holding 5% of the Shares and/or ADSs on September 14, 1999 are deemed to hold the Shares and/or ADSs for three years.

      The preceding paragraph does not apply to investment institutions (“beleggingsinstellingen”) as defined in the Corporate Income Tax Act 1969.

      The distribution tax is not levied to the extent that the distributions by the Company exceed the retained earnings and silent reserves present on December 31, 2000.

Interest Withholding Tax

      The Netherlands will not levy withholding taxes from holders on payments under the Notes.

Income Tax Consequences for Residents or Deemed Residents of The Netherlands

Individual Income Tax

      The individual resident or deemed resident holder will be taxed on a deemed income from “savings and investments” (sparen en beleggen), unless:

•	the Shares, ADSs, Notes and/or Warrants are attributable to a trade or business carried on by the individual shareholder, or

•	form part of a Substantial Interest, or

•	the income derived from the Shares, ADSs and/or Notes and/or capital gains realized from the sale or exchange of the Shares, ADSs, Notes and/or Warrants qualify as “taxable income from one or more activities which do not generate taxable profit or taxable wages” (belastbaar resultaat uit overige werkzaamheden).

      The deemed income from savings and investments amounts to 4% of the average of the individual’s “yield basis” (rendementsgrondslag) at the beginning of the year and the individual’s yield basis at the end of the year, insofar this average exceeds a certain threshold. The (net) yield basis consists of the fair market value of certain assets and liabilities of the individual.

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

Corporate Income Tax

      Dividends received from the Shares and/or ADSs and capital gains realized from the sale or exchange of the Shares and/or ADSs by a corporate shareholder that resides, or is deemed to reside, in The Netherlands are subject to Netherlands corporation tax on a net basis, generally if the Shares and/or ADSs are (deemed) attributable to a trade or business carried on (or deemed to be carried on) by the holder, unless Versatel’s shareholding qualifies for the participation exemption.

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

Income Tax Consequences for Non-Residents of The Netherlands

      A non-resident holder of Shares, ADSs, Notes and/or Warrants will not be subject to Netherlands income tax on income received from the Shares, ADSs and/or Notes or capital gains derived from the sale or disposition of the Shares, ADSs, Notes and/or Warrants, provided such holder:

•	does not carry on and has not carried on a business in The Netherlands through a permanent establishment or a permanent representative to which the Shares, ADSs, Notes and/or Warrants are attributable,

•	does not hold and has not held a Substantial Interest in Versatel’s share capital or, in the event the non-resident holder holds or has held a Substantial Interest in Versatel, such interest is or was a business asset in the hands of the holder,

•	does not share and has not shared directly (not through the beneficial ownership of shares or similar securities) in the profits of an enterprise managed and controlled in The Netherlands which owned or was deemed to have owned Shares, ADSs, Notes and/or Warrants,

•	does not carry out and has not carried out any activities which can be qualified as “taxable income from one or more activities which do not generate taxable profit or taxable wages” (belastbaar resultaat uit overige werkzaamheden) to which the holding of the Shares, ADSs, Notes and/or Warrants was connected,

•	does not carry out and has not carried out employment activities in The Netherlands or serves or served as a director or board member of any entity resident in The Netherlands, or serves or served as a civil servant of a Netherlands public entity with which the holding of the Shares, ADSs, Notes and/or Warrants is or was connected; and

•	is not an individual that has opted to be taxed as a resident of The Netherlands.

      Income derived from Shares and/or ADSs or capital gains derived from the sale or disposition of Shares and/or ADSs by a non-resident corporate shareholder, carrying on a business through a permanent establishment in The Netherlands, are not subject to Netherlands corporation tax, provided:

•	the Netherlands participation exemption applies, and

•	the Shares and/or ADSs are attributable to the business carried out in The Netherlands.

      To qualify for the participation exemption, the shareholder must generally hold at least 5% of our nominal paid-up capital and meet other requirements.

      Under most Netherlands tax treaties, the right to tax capital gains realized by a non-resident shareholder from the sale or exchange of Shares, ADSs, Notes and/or Warrants is in many cases allocated to the shareholder’s country of residence.

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

Non-Residents of The Netherlands

      A gift or inheritance of Shares, ADSs, Notes and/or Warrants from a non-resident shareholder will not be subject to Netherlands gift tax or inheritance tax in the hands of the donee or heir provided the non-resident holder was not:

•	a Netherlands national who has been resident in The Netherlands at any time during the 10 years preceding the date of gift or the date of death or, in the event he or she was resident in The Netherlands during such period, the non-resident holder was not a Netherlands national at the time of gift or death;

•	solely for the purpose of the gift tax, a resident of The Netherlands at any time during the 12 months preceding the time of the gift (however, in case of a gift by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands and such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands, tax will be due);

•	engaged in a business in The Netherlands through a permanent establishment or a permanent representative which included in its assets Shares, ADSs, Notes and/or Warrants; and

•	shared directly (not through the beneficial ownership of shares or similar securities) in the profits of an enterprise managed and controlled in The Netherlands which owned or is deemed to have owned Shares, ADSs, Notes and/or Warrants.

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

U.S. TAX CONSIDERATIONS

      The following discussion describes the material U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Shares, Notes, ADSs or Warrants to a prospective purchaser that is a U.S. Holder (as defined below). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations (“Regulations”), administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, and differing interpretations. In addition, this discussion deals only with Shares, Notes, ADSs and Warrants held by a U.S. Holder as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to prospective purchasers of Shares, Notes, ADSs or Warrants in light of their particular circumstances or to persons subject to special tax rules, such as insurance companies, financial institutions, dealers in securities or foreign currencies, tax-exempt investors, persons holding Shares, Notes, ADSs or Warrants as a position in a “straddle,” conversion or other integrated transaction, persons owning, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of the Company’s stock or persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. Prospective purchasers of Shares, Notes, ADSs or Warrants should consult with their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as to any additional tax consequences of purchasing, holding or disposing of Shares, Notes, ADSs or Warrants, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction.

      As used in this section, the term “U.S. Holder” means a beneficial owner of a Share, Notes, ADS or Warrant who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

      In general, for U.S. federal income tax purposes, U.S. Holders of American depositary receipts evidencing ADSs will be treated as the owners of the Shares represented by the ADSs.

Warrants

Exercise of Warrants

      Upon the exercise of a Warrant, a U.S. Holder will not recognize gain or loss (except to the extent of cash, if any, received in lieu of the issuance of fractional Shares) and will have an adjusted tax basis in the Shares acquired pursuant to such exercise equal to such U.S. Holder’s tax basis in the Warrant plus the exercise price of the Warrant. The holding period for such Shares so acquired will commence on the date after the date of exercise of the Warrant. If any cash is received in lieu of fractional Shares, the U.S. Holder will recognize gain or loss in an amount and of the same character that such U.S. Holder would have recognized if such U.S. Holder had received such fractional Shares and then immediately sold them for cash back to the Company.

Sale, Exchange or Other Disposition of Warrants

      Subject to the discussion in “Passive Foreign Investment Company” (“PFIC”) below, the sale, exchange or other disposition of a Warrant will generally result in the recognition of capital gain or loss to the U.S. Holder in an amount equal to the difference between the amount realized and such U.S. Holder’s tax basis in the Warrant. As a result of certain limitations under the foreign tax credit provisions of the Code, a U.S. Holder may be unable to claim a foreign tax credit for Netherlands withholding taxes, if any, imposed on the proceeds received upon a sale, exchange or other disposition of Warrants.

Lapse

      If a Warrant expires unexercised, a U.S. Holder will recognize a capital loss equal to such U.S. Holder’s tax basis in the Warrant. Such capital loss may, subject to certain limitations, be used to offset capital gains, if any, otherwise realized by a U.S. Holder.

Adjustments

      Under Section 305 of the Code, adjustments to the exercise price or conversion ratio of the Warrants which occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of taxable constructive dividends by a U.S. Holder to the extent of the Company’s current or accumulated earnings and profits, regardless of whether there is a distribution of cash or property, if such change has the effect of increasing the holder’s proportionate interest in the earnings and profits or assets of the Company. In general, anti-dilution adjustments are not treated as resulting in taxable constructive dividends.

Shares and ADSs

Cash Distributions

      Subject to the PFIC discussion below, to the extent that a distribution on Shares or ADSs (other than liquidating distributions and certain distributions in redemption of Shares or ADSs) is paid to a U.S. Holder out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distribution will be includible in the U.S. Holder’s gross income as foreign source dividend income in an amount equal to the U.S. dollar value of such distribution (without reduction for any applicable foreign withholding tax). Therefore, in the event that any foreign tax is withheld from a distribution on the Shares or ADSs, a U.S. Holder generally will be required to report gross income in an amount greater than the cash received (although, as discussed below, such U.S. Holder may be eligible to claim a deduction or a foreign tax credit in respect of such foreign tax in the taxable year). To the extent that the amount of any distribution on the Shares or ADSs exceeds the current and accumulated earnings and profits of the Company (as determined for U.S. federal income tax purposes), a U.S. Holder’s pro rata share of such excess amount would be treated first as a nontaxable return of capital that would be applied against and would reduce the U.S. Holder’s tax basis in its Shares or ADSs (but not below zero), and then as gain from the sale or exchange of property. Distributions in excess of the Company’s current and accumulated earnings, and profits (as determined for U.S. federal income tax purposes) generally will not give rise to foreign source income and a U.S. Holder may be unable to claim a foreign tax credit in respect of any Netherlands or other foreign withholding tax imposed on such distributions unless (subject to applicable limitations) the U.S. Holder has other foreign source income in the appropriate category for foreign tax credit purposes.

      Subject to certain conditions and limitations (including certain minimum holding period requirements), the U.S. dollar value of the foreign income taxes, if any, withheld from a distribution to a U.S. Holder on the Shares or ADSs as calculated on the date of any such foreign withholding may be claimed as a credit against the U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of foreign income taxes withheld in a taxable year, but only if such U.S. Holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. However, with respect to any withholding tax that may be imposed by The Netherlands, because Netherlands tax law may not require the Company to remit the full amount of such withholding tax to The Netherlands taxing authorities, U.S. Holders may be limited in their ability to deduct or credit such Netherlands withholding tax for U.S. federal income tax purposes. Dividends on Shares or ADSs generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for U.S. foreign tax credit purposes.

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

Sale, Exchange or Other Disposition of Shares or ADSs

      Except as otherwise noted in the PFIC discussion below, a U.S. Holder generally will recognize gain or loss on the sale or other disposition (including a redemption) of Shares or ADSs equal to the difference between the amount realized on that sale or other disposition and the U.S. Holder’s adjusted tax basis in the Shares or ADSs. Subject to the PFIC discussion below, such gain or loss generally will be capital gain or loss. This capital gain or loss will be a long-term capital gain or loss of the U.S. Holder’s holding period in the Shares or ADSs exceeds one year. If you are an individual, gain or loss recognized by a U.S. Holder generally will be U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Status

      In general, a foreign corporation will be classified as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held ordinary shares, either (i) at least 75% of its gross income for the taxable year consists of passive income or (ii) at least 50% of the average value (determined on the basis of a quarterly average) of the corporation’s assets in a taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. The Company was a PFIC for its 1998 taxable year, but was not a PFIC for its 1999 and 2000 taxable year. Because this is a factual determination that must be made annually, there is a significant possibility that the Company may become a PFIC for its 2001 year. This will depend upon the sources of the Company’s income and the relative values of the Company’s passive assets such as cash and its non-passive assets, including goodwill. The Company has substantial passive assets in the form of cash from previous offerings. Furthermore, since the goodwill of a publicly traded corporation such as the Company is largely a function of the trading price of is shares, the valuation of that goodwill is subject to significant change throughout each year. Accordingly, it is possible that the Company may become a PFIC due to changes in the nature of its income or its assets, or as the result of a decrease in the trading price of its shares.

      If the Company were a PFIC, a special tax regime would apply to both (a) any “excess distribution” by the Company (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain realized on the sale or other disposition (including a pledge) of the ordinary shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate in effect for that year, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

      A U.S. Holder of Shares could elect, provided the Company complies with certain reporting requirements, to have the Company treated, with respect to that U.S. Holder’s Shares, as a “qualified electing fund” (“QEF”). If such an election is made in the first taxable year that a U.S. Holder holds or is deemed to hold the Company’s stock and for which the Company is determined to be a PFIC, such electing U.S. Holder would include annually in gross income (but only for each year that the Company actually meets the PFIC income or asset test) its pro rata share of the Company’s annual ordinary earnings and annual net capital gains (at ordinary and capital gain rates, respectively), whether or not such amounts are actually distributed to the U.S. Holder. These amounts would be included in income by an electing U.S. Holder for its taxable year in which or with which the Company’s taxable year-ends.

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

Notes

      Interest paid on a Note will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

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

      Interest (and, with respect to the Second Notes, OID) on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the United States foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, the interest on the Notes should generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income”.

Second Notes

      The Second Notes were issued with original issue discount (“OID”). Regardless of their method of accounting, U.S. Holders of the Second Notes will be required to include an amount equal to the sum of “daily portions” of such OID attributable to each day during the taxable year on which the U.S. Holder holds the Second Note in income for federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to such income. Under this method, U.S. Holders of the Second Notes generally will be required to include in income increasingly greater amounts of OID in successive accrual periods.

      The daily portions of OID required to be included in a U.S. Holder’s gross income in a taxable year will be determined on a constant yield basis by allocating to each day a pro rata portion of the OID on such Second Note that is attributable to the “accrual period” in which such day is included. Accrual periods with respect to a Second Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Second Note as long as (1) no accrual period is longer than one year and (2) each scheduled payment of interest or principal on the Second Note occurs on either the final or first day of an accrual period.

      The amount of the OID attributable to each accrual period will be the difference between (1) the product of the “adjusted issue price” of the Second Note at the beginning of such accrual period and the “yield to maturity” of the Second Note (stated in a manner appropriately taking into account the length of the accrual period), and (2) qualified stated interest allocable to the accrual period. The “yield to maturity” is the discount rate that, when used in computing the present value or all payments to be made under the Second Note, produces an amount equal to the issue price of the Second Note (specified in the Offering Memorandum for the Second Notes). The adjusted issue price of a Second Note at the beginning of an accrual period is equal to the issue price of the Second Note, increased by an OID accrued during prior accrual periods and decreased by any cash payment (other than qualified stated interest) received with respect to the Second Note on or before the first day of the accrual period. Accordingly, a U.S. Holder of a Second Note will be required to include OID thereon in gross income for U.S. federal income tax purposes in advance of the receipt of cash in respect of such income. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of OID allocable to the final accrual period at maturity of the Second Note is the difference between (x) the amount payable at the maturity of the Second Note (other than qualified stated interest) and (y) the Note’s adjusted issue price as of the beginning of the final accrual period.

Market Discount; Acquisition premium

      If a U.S. Holder purchases a Note for an amount that is less than the “revised issue price” of the Note at the time of acquisition, the amount of such difference will be treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. The “revised issue price” of a debt obligation generally equals the sum of its issue price and the total amount of OID includable in the gross income of all Holders for periods before the acquisition of the debt obligation by the current Holder (without regard to any reduction in such income resulting from acquisition premium) and less any cash payments in respect of such debt obligation (other than qualified stated interest). Under the market discount rules, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. If a U.S. Holder makes a gift of a Note, accrued market discount, if any, will be recognized as if such U.S. Holder has sold such Note for a price equal to its fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the Note or, in certain circumstances, the earlier disposition of the Note in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continue to purchase or carry such Note.

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

      U.S. Holder who purchases a Note for an amount that is greater than the adjusted issue price of such Note, but that is less than or equal to the sum of all amounts payable on the Note after the purchase date, will be considered to have purchased such Note at an “acquisition premium.” Under the acquisition premium rules of the Code and the OID Regulations, the amount of OID which such U.S. Holder must include in its gross income with respect to such Note for any taxable year will be reduced for each accrual period by an amount equal to the product of (1) the amount of OID otherwise includable for the period and (2) a fraction, the numerator of which is the acquisition premium and the denominator of which is the OID remaining from the date the Note was purchased to its maturity date.

Sale, Exchange or Retirement of the Notes

      A U.S. Holder’s tax basis in a Note will generally equal its “U.S. dollar cost”, reduced by the amount of any payments received by the U.S. Holder with respect to the Note that are not interest payments. The U.S. dollar cost of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase.

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

      Gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates relating to the principal thereof will be ordinary income or loss and will equal the difference between the U.S. dollar value of the U.S. Holder’s purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder’s purchase price of the Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange or retirement of the Note, and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

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

United States Information Reporting and Backup Withholding

      Dividend or interest payments (as to case may be) made to holders, and proceeds paid from the sale, exchange, redemption or disposal of Shares, Notes or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a 31% rate. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification”). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Finalized Treasury regulations have generally expanded the circumstances under which U.S. information reporting and backup withholding may apply.

      Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. Investors are urged to consult their own tax advisers regarding the application of the information reporting and U. S. backup withholding requirements, including the finalized regulations, with respect to their particular circumstances.

10.F     DIVIDENDS AND PAYING AGENTS

      Not applicable.

10.G     STATEMENT BY EXPERTS

      Not applicable.

10.H     DOCUMENTS ON DISPLAY:

      You may read and copy all or any portion of the documents that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the documents referred to herein may also be inspected at our offices by contacting AJ Sauer, Investor Relations, Versatel Telecom International N.V., Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands.

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

      The notes issued in the two high yield offerings in 1998, $225,000,000 13 1/4% senior notes and $150,000,000 13 1/4% senior notes will mature on May 15, 2008. The high yield notes issued in July 1999 of $180,000,000 11 7/8% senior notes and €120,000,000 11 7/8% senior notes will mature on July 15, 2009, and the high yield notes issued in March 2000, €300,000,000 11 1/4% senior notes will mature on March 30, 2010. Our convertible notes, €300,000,000 4% senior convertible notes due 2004, and €360,000,000 4% senior convertible notes due 2005 will mature on December 17, 2004 and March 30, 2005, respectively. Unless previously redeemed or converted, we are not required to make any mandatory redemption (other than an offer to repurchase these notes upon a change in control of Versatel) prior to maturity of these notes. Since the interest rate on each of the notes issued in the high yield offerings is fixed and the effective interest rate on our convertible notes increases at fixed increments, we have limited our exposure to risks due to fluctuations of interest rates. At December 31, 2001, the market value of the outstanding notes issued in the high yield offerings was approximately €331.1 million and the market value of our outstanding convertible notes was approximately €165.0 million.

      The costs and expenses relating to the development of our network and of our sales and marketing resources will largely be in euro. Therefore, the development of our network and of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the remaining proceeds from our dollar denominates offerings to pay our development costs. As of December 31, 2001, our dollar denominated cash balance amounted to $2.3 million. Prior to the application of the net proceeds from these offerings, such funds have been invested in short term investment grade securities. Versatel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15.     [RESERVED]

ITEM 16.     [RESERVED]

PART III

ITEM 17.     FINANCIAL STATEMENTS

      Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

      The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 19.     EXHIBITS

Exhibit No.			Description

1	(1)	—	Articles of Association (as amended) of the Company
2.1	(2)	—	Deposit Agreement between the Company and The Bank of New York, as depositary
2.2	(3)	—	Indenture, dated May 27, 1998, between the Company and U.S. Trust Company of New York, as Trustee
2.3	(4)	—	Indenture, dated December 3, 1998, between the Company and U.S. Trust Company of New York, as Trustee
2.4	(5)	—	Indentures, dated July 28, 1998, between the Company and U.S. Trust Company of New York, as Trustee
2.5	(6)	—	Indenture, dated March 30, 2000, between the Company and The Bank of New York, as Trustee
2.6	(7)	—	Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement, dated December 17, 1999, between the Company and ING Bank N.V.
2.7	(8)	—	Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement, dated March 20, 2000, between the Company and ING Bank N.V.
7		—	Statement re ratio earnings to fixed charges.
8		—	List of Subsidiaries.
10		—	Letter regarding representations by Arthur Andersen pursuant to SEC Release 33-8070.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2000 and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-6 (File number 333-10516) initially filed with the Securities and Exchange Commission on July 13, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (File number 333-59979) initially filed with the Securities and Exchange Commission on July 27, 1998 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (File number 333-70449) initially filed with the Securities and Exchange Commission on January 12, 1999 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File number 333-81329) initially filed with the Securities and Exchange Commission on June 22, 1999 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (File number 333-43938) initially filed with the Securities and Exchange Commission on August 16, 2000 and incorporated herein by reference.

(7)	Previously filed as an exhibit to the Company’s Form 20-F, filed with the Securities and Exchange Commission on March 20, 2000 and incorporated hereby by reference.

(8)	Previously filed as an exhibit to the Company’s Form 20-F, filed with the Securities and Exchange Commission on March 30, 2001 and incorporated hereby by reference.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

OF VERSATEL TELECOM INTERNATIONAL N.V.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To Versatel Telecom International N.V.

      We have audited the accompanying consolidated balance sheets as of December 31, 2000 and 2001 of VERSATEL TELECOM INTERNATIONAL N.V. and the consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Versatel Deutschland Holding GmbH, the consolidated financial statements of Komtel Gesellschaft für Kommunikations- und Informationsdienste mbH and the financial statements of Versatel Deutschland GmbH & Co. KG, as of and for the year ended December 31, 2001, not presented separately herein, which statements reflect total assets and total revenues of 21.1% and 24.0% of the related consolidated totals. We did not audit the financial statements of VEW Telnet GmbH, as of and for the year ended December 31, 1999, not presented separately herein, which statements reflect total assets and total revenues of 7.1% and 2.7% of the related consolidated totals. We did not audit the financial statements of Komtel Gesellschaft für Kommunikations- und Informationsdienste mbH, as of and for the year ended December 31, 2000, not presented separately herein, which statements reflect total assets and total revenues of 2.7% and 15.3% of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

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

      In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Versatel Telecom International N.V. as of December 31, 2000 and 2001 and the result of their operations and their cash flows for each of the years in the period ended, in conformity with United States generally accepted accounting principles.

ARTHUR ANDERSEN

Amsterdam, The Netherlands

March 26, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

      We have audited the consolidated balance sheet, as of December 31, 2001, of Versatel Deutschland Holding GmbH, Dortmund, and the consolidated statement of operations for the year ended December 31, 2001. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of the company were prepared for consolidation purposes.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Versatel Deutschland Holding GmbH, Dortmund, as of December 31, 2001 and the result of its operations for the one year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Flensburg, March 23, 2002

BDO Nordwestdeutsche Treuhand
Gesellschaft mit beschränkter Haftung
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

      We have audited the balance sheet of Versatel Deutschland GmbH & Co. KG, Dortmund, as of December 31, 2001, the statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Versatel Deutschland GmbH & Co. KG, Dortmund, as of December 31, 2001, and the results of its operations and cash flows for the one year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Flensburg, March 23, 2002

BDO Nordwestdeutsche Treuhand
Gesellschaft mit beschränkter Haftung
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

      We have audited the consolidated balance sheets of Komtel Gesellschaft für Kommunikations- und Informationsdienste mbH, Flensburg, as of December 31, 2000 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2001 and for the nine month period ended December 31, 2000. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

      80% of the shares in Komtel Gesellschaft für Kommunikations- und Informationsdienste mbH, Flensburg, are owned by Versatel group.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komtel Gesellschaft für Kommunikations- und Informationsdienste mbH, Flensburg, as of December 31, 2000 and 2001 and the results of its operations and cash flows for the year ended December 31, 2001, and for the nine month period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Flensburg, March 23, 2002

BDO Nordwestdeutsche Treuhand
Gesellschaft mit beschränkter Haftung
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

VERSATEL TELECOM INTERNATIONAL N.V.

Consolidated balance sheets as of

December 31, 2000 and 2001

(Amounts in thousands of euro, except share and per share amounts)

	2000	2001

ASSETS
Current Assets:
Cash	61,618	479,799
Marketable securities	1,116,249	242,306
Restricted cash, current portion	26,009	—
Accounts receivable, net	74,807	68,884
Inventory	9,804	28,115
Unbilled revenues	12,327	11,078
Prepaid expenses and other	51,568	26,719

Total current assets	1,352,382	856,901

Fixed Assets:
Property, plant and equipment, net	591,391	814,240
Construction in progress	175,766	125,656

Total fixed assets	767,157	939,896

Capitalized finance costs, net	41,435	33,486
Other non-current assets	11,003	8,048
Goodwill, net	245,663	217,939

Total assets	2,417,640	2,056,270

See notes to the consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

Consolidated balance sheets as of

December 31, 2000 and 2001

(Amounts in thousands of euro, except share and per share amounts)

	2000	2001

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	128,716	118,651
Accrued liabilities	218,152	188,676
Unearned revenue	16,461	21,220
Current portion of capital lease obligations	1,334	1,080

Total current liabilities	364,663	329,627

Capital lease obligations, net of current portion	1,369	12,612
Long-term liabilities	25,648	11,850
Long-term debt	1,684,642	1,728,875

Total liabilities	2,076,322	2,082,964

Shareholders’ Equity:
Ordinary shares, NLG 0.05 par value, 91,352,247 and 89,661,896 issued and outstanding as of December 31, 2001 and 2000, respectively	2,033	2,073
Additional paid-in capital	1,019,015	1,022,572
Warrants	722	336
Deferred compensation	(19,270)	(11,932)
Accumulated deficit	(661,182)	(1,039,743)

Total shareholders’ equity	341,318	(26,694)

Total liabilities and shareholders’ equity	2,417,640	2,056,270

See notes to the consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

Consolidated statements of operations

for the years ended December 31, 1999, 2000 and 2001

(Amounts in thousands of euro, except share and per share amounts)

	1999	2000	2001

OPERATING REVENUE:	58,537	181,469	255,733
OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	45,657	133,565	154,399
Selling, general and administrative, excluding stock based compensation shown below	70,250	206,360	165,614
Stock based compensation	12,557	7,034	5,695
Tax penalties	—	—	2,978
Restructuring expense	—	—	11,240
Depreciation and amortization	26,412	91,518	138,592

Total operating expenses	154,876	438,477	478,518

Operating loss	(96,339)	(257,008)	(222,785)
OTHER INCOME (EXPENSES):
Foreign currency exchange (losses) gains, net	(43,684)	(32,695)	(30,192)
Interest income	12,861	57,629	45,466
Interest expense	(71,373)	(168,761)	(184,103)
Result from investing activities	—	(3,131)	21
Other asset impairments	—	(12,751)	—
Other expenses	—	(5,463)	—

Total other expenses, net	(102,196)	(165,172)	(168,808)

Loss before income taxes and minority interest and extraordinary item	(198,535)	(422,180)	(391,593)

Credit from income taxes	437	41	—

Loss before minority interest and extraordinary item	(198,098)	(422,139)	(391,593)

Minority interest	168	792	—

Loss before extraordinary item	(197,930)	(421,347)	(391,593)

Extraordinary item	—	—	13,032

Net Loss	(197,930)	(421,347)	(378,561)

Net loss per share (basic and diluted) excluding extraordinary item	(3.89)	(4.92)	(4.31)
Extraordinary item per share (basic and diluted)	—	—	0.14

Net loss per share (basic and diluted)	(3.89)	(4.92)	(4.17)

See notes to the consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

Consolidated statements of cash flows

for the years ended December 31, 1999, 2000 and 2001

(Amounts in thousands of euro, except share and per share amounts)

	1999	2000	2001

CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	(197,930)	(421,347)	(378,561)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	26,412	91,518	138,592
Amortization of finance cost	1,817	7,928	6,705
Currency translation movement	40,633	30,628	30,580
Gain on sale of fixed assets	—	(6,511)	(18,703)
Accreted interest on convertible notes	—	26,538	32,203
Stock based compensation	12,557	7,034	5,695
Profit on extinguishment of debt	—	—	(13,032)
Changes in other operating assets and liabilities
Accounts receivable	(3,579)	(53,675)	5,923
Inventory	(526)	(248)	(18,311)
Prepaid expenses and other	(33,753)	(9,236)	31,385
Accounts payable	47,593	27,107	(10,064)
Due to related parties	(366)	—	—
Unearned revenue	(1,479)	14,102	4,759
Accrued liabilities	38,528	95,123	(24,153)

Net cash used in operating activities	(70,093)	(191,039)	(206,982)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(173,804)	(466,884)	(251,926)
Proceeds from disposal of fixed assets	—	16,324	—
Finance costs of senior notes and convertible notes	(17,025)	(19,499)	—
Acquisition of business, net of cash acquired	(281,702)	(103,540)	(223)
Net proceeds from sale of business	—	13,194	—
Purchase of marketable securities	(160,465)	(2,587,668)	(1,067,303)
Sales of marketable securities	—	1,631,886	1,941,246

Net cash provided by investing activities	(632,996)	(1,516,187)	621,794

CASH FLOW FROM FINANCING ACTIVITIES:
Payments under capital lease obligations	—	(39,377)	205
Proceeds from (redemption of) short-term loans	6,975	16,061	(6,902)
Proceeds from (redemption of) long-term debt	5,070	15,504	(13,799)
Proceeds from (redemption of) senior notes and convertible loans	591,674	655,611	(9,079)
Restricted cash paid as interest	46,368	48,768	28,090
Proceeds from exercised warrants	—	2,369	293
Proceeds from exercised options	—	2,745	1,095
Shareholder contributions	708,504	242,848	3,466

Net cash provided by financing activities	1,358,591	944,529	3,369

Net increase (decrease) in cash	655,502	(762,697)	418,181
Cash, beginning of the year	168,813	824,315	61,618

Cash, end of the year	824,315	61,618	479,799

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for —
Interest (net of amounts capitalized)	46,368	120,206	136,809
Income taxes	—	—	—
Acquisition of property through capital leases	40,088	—	12,369

VERSATEL TELECOM INTERNATIONAL N.V.

Consolidated statements of shareholders’ equity

for the years ended December 31, 1999, 2000, and 2001

(Amounts in thousands of euro, except for share and per share amounts)

	Number of		Additional
	shares	Ordinary	paid-in		Deferred	Accumulated
	outstanding	shares	capital	Warrants	Compensation	deficit	Total

Balance, December 31, 1998	38,984,810	884	23,194	2,365	—	(41,905)	(15,462)
Shareholder contributions	37,380,008	848	700,906	—	—	—	701,754
Shares issued for acquisition	425,000	10	4,241	—	—	—	4,251
Stock options exercised	1,940,000	44	1,915	—	—	—	1,959
Warrants exercised	495,168	11	265	(277)	—	—	(1)
Stock compensation charge	—	—	12,557	—	—	—	12,557
Issuance of subsidiary shares	—	—	541	—	—	—	541
Net loss	—	—	—	—	—	(197,930)	(197,930)

Balance, December 31, 1999	79,224,986	1,797	743,619	2,088	—	(239,835)	507,669
Shareholders contributions	5,100,000	116	238,411	—	—	—	238,527
Shares issued for acquisition	221,371	5	4,316	—	—	—	4,321
Stock options exercised	2,221,626	49	2,696	—	—	—	2,745
Warrants exercised	2,893,913	66	3,669	(1,366)	—	—	2,369
Deferred compensation	—	—	26,304	—	(26,304)	—	—
Amortization of stock based compensation	—	—	—	—	7,034	—	7,034
Net loss	—	—	—	—	—	(421,347)	(421,347)

Balance, December 31, 2000	89,661,896	2,033	1,019,015	722	(19,270)	(661,182)	341,318

Shareholders contributions	—	—	2,941	—	—	—	2,941
Shares issued for acquisition	7,500	1	524	—	—	—	525
Stock options exercised	948,133	22	1,073	—	—	—	1,095
Warrants exercised	734,718	17	662	(386)	—	—	293
Deferred compensation	—	—	(1,643)	—	1,643	—	—
Amortization of stock based compensation	—	—	—	—	5,695	—	5,695
Net loss	—	—	—	—	—	(378,561)	(378,561)

Balance, December 31, 2001	91,352,247	2,073	1,022,572	336	(11,932)	(1,039,743)	(26,694)

There is no other comprehensive income other than the net losses for the period.

See notes to the consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements

(Amounts in thousands of euro, except for share and per share amounts)

1.   General

      Versatel Telecom International N.V. (“Versatel” or the “Company”), incorporated in Amsterdam on October 10, 1995, provides international and national telecommunication services in The Netherlands, Belgium and northwest Germany.

      As of January 1, 2000, Versatel published its financial statements in euro. Prior to this date, Versatel published its financial statements in Dutch guilders. We have restated the financial statements and the notes presented herein for the periods prior to January 1, 2000 in euro using the fixed conversion rate of NLG 2.20371 per €1.00 established in connection with the implementation of the third stage of European Monetary Union.

      The financial data reported in euro depict the same trend as would have been presented if Versatel had continued to present financial statements in NLG. The financial data for the years ended December 31, 1999, 1998 and 1997, will not be comparable to the financial statements of other companies that report in euro and that restated amounts from a different currency than Dutch Guilders.

(a)  Financial Condition, Operations and Risks and Uncertainties

      Since its founding, Versatel has invested significant capital to build and operate its network and fund its operating losses and interest expense.

      For the year ended December 31, 2001, we had a loss from operating activities of €222.8 million and negative Adjusted EBITDA (which consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, stock based compensation, tax penalties, restructuring expense, extraordinary items, results from investing activities and foreign exchange gain (loss)) of €64.3 million. For the year ended December 31, 2000 we had a loss from operating activities of €257.0 million and negative Adjusted EBITDA of €158.5 million. We expect to continue to incur significant further operating losses for the foreseeable future. Although the proposed exchange offer would result in a significant non-recurring net gain for accounting purposes and tax purposes (consisting primarily of an extraordinary gain resulting from the extinguishment of the high yield notes and a one time charge to interest expense as a result of the induced conversion related to the convertible notes), we expect to continue to make losses in the future. You should be aware that we cannot be certain that we will achieve or, if achieved, be able to maintain operating profits in the future.

      In order to achieve positive Adjusted EBITDA, Versatel will need to grow its revenues, control its network costs by replacing leased lines and other temporary network elements with its own network, and efficiently manage selling, general and administrative costs. Adjusted EBITDA is included because management believes it is a useful indicator of a company’s ability to incur and service debt. Adjusted EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Because all companies do not calculate Adjusted EBITDA or EBITDA, identically, the presentation of Adjusted EBITDA contained herein may not be comparable to other similarly titled measures of other companies. Please note that the definition of Adjusted EBITDA as applied in the audited financial statements for the years 1997, 1998, 1999 and 2000 is different from the above definition. In the new definition for Adjusted EBITDA, stock based compensation, tax penalties and restructuring expenses are included.

      The ability to attract and provision new customers directly to our network with fiber, DSL technology, other copper access technologies or leased lines will have a significant impact on Versatel’s ability to achieve positive Adjusted EBITDA and eventual net profit. To date, Versatel has made significant progress in connecting new buildings to its network. Versatel continues to invest in strong sales and marketing efforts to attract new customers and enhance Versatel’s brand image in its target markets, but no assurances can be given by Versatel that it will be able to continue to attract new customers and connect them directly to its network.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      For the year ended December 31, 2001, the company had a net loss of €378.6 million. In addition, Versatel had an accumulated deficit of €1,039.7 million as of December 31, 2001. We have used a significant amount of the net proceeds of the debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes. Our capital expenditure for each of the years ended December 31, 2001, 2000 and 1999 was €251.9 million, €466.9 million and €173.8 million, respectively. Taking the non-monetary transactions of 2001 into consideration the gross capital expenditures amounted to €274.9 million. We expect total capital expenditure for 2002 to be significantly below 2001 levels.

      As of December 31, 2001, we had negative working capital (excluding cash, cash equivalents and marketable securities) of €194.8 million. In the future we expect our working capital needs to increase. This is largely due to an expected increase in our revenues and a related increase in accounts receivable, at the same time that we expect a significant reduction in our accounts payable as a result of payments that are due with respect to equipment and services purchased in connection with the construction of our now largely completed network and a reduction in our sales, general and administrative expenses. Also, as the focus of our network construction has shifted to shorter lead time customer connection projects, the length of time that the associated accounts payable remain out standing will decrease.

      On October 12, 2001, Versatel filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission in connection with a proposed exchange offer and consent solicitation in respect of its outstanding high yield notes and convertible notes. On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of holders of its notes in respect of a revised exchange offer and consent solicitation. The committee is part of a wider group of holders of notes that collectively own approximately 74% of the initial principal amount of outstanding notes. The committee collectively holds approximately 33% of such notes. The offer is to exchange up to 100% of our notes outstanding for cash and ordinary shares of Versatel.

      Upon completion of the exchange offer, Versatel believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, Versatel believes that the substantial reduction in future interest payments and principal repayments on the notes will reduce its additional funding requirements to less than €50 million. Versatel also believes that its remaining funding requirement could potentially be further reduced through a combination of creating future operating efficiencies and future capital raising activities in the equity or debt markets, including warrant and option exercises. However, if the exchange offer is unsuccessful and current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

      The exchange offer is conditioned on the receipt of tenders of at least 99% in aggregate of the initial principal amount of the notes currently outstanding. If we do not receive tenders of at least 99% in aggregate of initial principal amount of all notes currently outstanding, but we do receive sufficient affirmative votes in favor of a plan of composition, we currently intend to effect our financial restructuring by filing a request for a suspension of payments with a Netherlands court. If the plan of composition was to be ratified, all holders of notes, including the holders of the notes that do not tender their notes pursuant to the terms of the exchange offer, would be bound to the terms of the plan of composition, 100% of the notes would be cancelled and the holders of notes would receive the same consideration that is offered in the exchange offer, except for the early tender payment. It is possible that the Netherlands court may decide not to ratify the plan of composition and it is also possible that the Netherlands court may declare Versatel bankrupt simultaneously with its refusal to ratify the plan. Such a declaration would put us into liquidation. Management believes that the possibility of this outcome is limited.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

(b)  Principles of consolidation and changes in consolidated interest

      The accompanying consolidated financial statements include the operations of the following subsidiaries as of December 31, 2001:

	Country of	Percentage of
Name	Incorporation	Ownership

Versatel Telecom Europe B.V	The Netherlands	100%
Versatel Telecom Netherlands B.V	The Netherlands	100%
Versatel Belgium N.V	Belgium	100%
BizzTel Telematica B.V	The Netherlands	100%
CS Net B.V	The Netherlands	100%
CS Engineering B.V	The Netherlands	100%
Itinera Services N.V	Belgium	100%
7-Klapper Beheer B.V	The Netherlands	100%
Vuurwerk Internet B.V	The Netherlands	100%
Vuurwerk Access B.V	The Netherlands	100%
Svianed B.V	The Netherlands	100%
Versatel Deutschland Holding GmbH	Germany	100%
Versatel Deutschland Verwaltungs GmbH	Germany	100%
Versatel Deutschland GmbH & Co.KG	Germany	100%
Komtel Gesellschaft für Kommunikations und Informationsdienste mbH (“Komtel”)	Germany	80%
Komtel Service GmbH	Germany	100%
Klavertel N.V	Belgium	100%
Compath N.V	Belgium	100%
MMDI N.V	Belgium	100%
Versatel Internet Group N.V	The Netherlands	100%
Zon Nederland N.V	The Netherlands	92%
Versatel Internet Group Belgium N.V	Belgium	100%
Versatel 3G N.V	The Netherlands	100%
Versapoint N.V	The Netherlands	100%
Versapoint GmbH	Germany	100%
Versapoint Private Ltd.	United Kingdom	100%
Versapoint B.V	The Netherlands	100%
Versapoint N.V	Belgium	100%
Versapoint S.A.	France	100%

      The consolidated financial statements include the accounts of Versatel and all entities in which Versatel has a controlling voting interest (“Subsidiaries”). The results of these Subsidiaries are included from the respective dates of acquisition or incorporation by Versatel during 2001. All significant intercompany transactions have been eliminated.

      Minority interest in the consolidated statement of operations represents the minority shareholders’ share of the income or loss of the consolidated Subsidiaries. The minority interest in the consolidated balance sheet reflect the original investment by these minority shareholders in the consolidated Subsidiaries, adjusted for their proportional share of the income or loss of the Subsidiary. When the minority interest amount in the consolidated balance sheet is fully offset by losses of the Subsidiary, Versatel recognized the entire net loss of such Subsidiary.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

(c)  Investments

      Versatel holds certain investments accounted for under the equity method. Versatel accounts for an investment under the equity method if the investment gives Versatel the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if Versatel has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee’s Board of Directors and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

      As of December 31, 2001, Versatel accounted for the following investments at the lower of cost or net realizable value:

	Country of	Percentage of
Name	Incorporation	Ownership

Internet Ventures Group B.V. (formerly known as Hot Orange)	The Netherlands	9%
Cedron B.V. (formerly known as Consumerdesk)	The Netherlands	5%
DOKOM Gesellschaft für Telekommunikation mbH	Germany	10%
RuhrNET Gesellschaft für Telekommunikation mbH	Germany	24%
BORnet GmbH	Germany	5%

(d)  Foreign Currency Transactions

      Versatel’s functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates that are in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

(e)  Reclassifications

      Certain prior year balances have been reclassified to conform to the current year presentation.

2.   Significant Accounting Principles

(a)  Basis of Presentation

      The accompanying consolidated financial statements of Versatel have been prepared on the historical cost basis, in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

      Versatel maintains its accounts under local tax and corporate regulations and has made certain out-of-book memorandum adjustments to these records presenting the accompanying financial statements in accordance with U.S. GAAP.

(b)  Use of estimates

      The preparation of the financial statements in accordance with generally accepted accounting principles requires the use of management’s estimates. These estimates are subjective in nature and involve judgements that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the fiscal year. Actual results could differ from those estimates.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

(c)  Cash, restricted cash and marketable securities

      Cash includes cash at hand and in hand at free utilization of Versatel. Cash not available for free utilization by Versatel is classified as “restricted cash” in the accompanying balance sheet. Versatel has invested the majority of its cash balances in investment grade commercial papers with a maturity of between 3 and a maximum of 12 months. Accordingly, these balances are classified as marketable securities on the balance sheet and are valued at cost adjusted for discount and premium amortization.

(d)  Accounts Receivable

      Accounts receivable are stated at face value, less allowance for possible uncollectable accounts.

(e)  Inventory

      Inventory is stated at the lower of cost or net realizable value with cost being determined on a first-in first-out basis. Versatel’s inventory primarily consists of routers and telecommunications equipment used to connect customers directly to our network.

(f)  Property, plant and equipment

      Property, plant and equipment are stated at the historical cost less accumulated depreciation. Tangible fixed assets operated by Versatel under a financial lease agreement are capitalized. The related debt is presented under capital lease obligations.

      Self-manufactured assets include all direct expenses incurred (e.g. work contracted out, direct labor and material cost). Indirect expenses which can be attributed to this activity (e.g. finance expenses) are also capitalized.

      Depreciation is calculated using the straight-line method over the estimated useful life, taking into account residual values, if any. Assets held for sale which meet the criteria in FASB Statement No. 121 continue to be included in fixed assets but are not depreciated.”

(g)  Capitalized Finance Costs

      Capitalized finance costs are amortized over the debt term, and are recorded as interest expense in the financial statements.

(h)  Goodwill

      Goodwill originating from the acquisition of investments represents the difference of the fair value of the net assets and the acquisition cost of the investments at the time of the acquisition. The goodwill is amortized on a straight-line basis over a period varying from 5 to 10 years.

(i)  Impairment of Assets

      Versatel reviews its long-lived assets and intangibles for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset’s expected future undiscounted cash flow without interest costs. If the expected future undiscounted cash flows exceed the carrying value of the asset, no impairment is recognized. If the carrying value of the asset exceeds the expected future undiscounted cash flows, impairment exists and is measured by the excess of the carrying value over the fair value of the asset.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

(j)   Stock option plan/stock based compensation

      Versatel applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its fixed plan stock options. Compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. The compensation expense is recognized over the vesting period of the options.

(k)  Income Taxes

      The Company accounts for income taxes under the assets and liability method which requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions which have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets, liabilities and carry forwards using enacted tax rates in effect for the year in which differences are expected to reverse or the carryforwards are expected to be utilized. Net deferred tax assets are then reduced by a valuation allowance if management believes it is more likely than not they will not be realized.

(l)  Recognition of Operating Revenues and Cost of Revenues

      Operating revenues are recognized when the service is rendered or assets are sold and collectability is probable. Invoices sent and cash received in advance of services rendered is recorded as unearned revenue. Cost of revenues is recorded in the same period as the revenue is recorded. Specifically, Versatel’s policies are as follows:

Voice Revenues:

      Operating revenues derived from providing various telecommunication services to customers include the following:

•	General Voice services: Versatel generates revenues from voice services through carrier select, dial around and least cost routing, ISDN and call termination services. Revenues are measured in terms of traffic minutes processed and are recognized in the period in which the connection is provided.

•	Toll Free (0800) and premium dial-inServices: Versatel offers Toll-free (0800) and premium dial-in services. For Toll free services revenues are measured in terms of traffic minutes passed through to the customer and are recognized in the period in which these minutes are passed through. For premium dial-in services the company collects per minute fees and passes a portion of these fees on to a local content provider. As a result of Versatel acting as an agent, Versatel reports these fees on a net basis, whereby reported revenues only include that portion of the fees that are not passed on to a local content provider. These premium dial-in revenues are recognized in the period in which these minutes are passed through.

Data Revenues:

      Operating revenues derived from providing various data services to customers include the following:

•	Direct Access services: Versatel provides high bandwidth services to business and residential customers and other local telecom and Internet service providers that are directly connected to its network. Invoices sent and cash received prior to services being rendered is recorded as unearned revenue and recognized ratably over the period of the specific arrangement.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

•	Data Centers and Central Office Facilities services: Versatel provides co-location, telehousing and interconnect facilities services. Revenues related to these services are recognized ratably during the period in which these services are provided.

Internet Revenues:

      Operating revenues derived from providing various internet services to customers include revenues from Dedicated Internet Connectivity, IP-Based Electronic Transaction services, Web and ISP hosting services. Revenues from these services are recognized in the period in which these services are provided. For the IP-Based Electronic Transaction services, revenues are derived from commissions on e-commerce transactions from consumers utilizing Versatel’s network of websites. We recognize such revenues in the period that the user made the on-line purchase. Such revenues are recognized on a net basis, as Versatel do not act as a principal in the transaction.

Other Carrier Services Revenues (infrastructure sales):

      Operating revenues derived from other Carrier Service Revenues relate to transactions where Versatel has sold infrastructure to other carriers. These transactions are accounted for in accordance with the requirements of Statement of Financial Accounting Standard (“SFAS”) No. 66, “Accounting for Sales of Real Estate”. Versatel recognizes revenue when the risks and rewards of ownership are transferred to the purchaser and after delivery to and acceptance by the buyer.

(m) Non-monetary transactions

      Revenue is realized only when the earnings process is complete and an asset held for sale is sold and a productive asset is acquired. Furthermore, there must be a valid business purpose for the acquired productive assets. Non-monetary transactions of assets which meet the foregoing criteria are based on fair value, which is the same basis as that used in monetary transactions. Prices established for non-monetary transactions are market prices and are comparable to prices established for monetary sales and purchases. The assets purchased have been recorded as part of property, plant and equipment, and include the international fiber and capacity that Versatel required to complete its international network. Based on Versatel’s business plan certain assets have been categorized as assets held for sale within fixed assets.

(n)  Recently Issued Accounting Standards

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable”, (i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged). As a result, it is likely that companies will recognize more intangible assets under SFAS No. 141 than its predecessor, Accounting Principles Board (“APB”) Opinion No. 16, although in some instances previously recognized intangibles will be subsumed into goodwill.

      Under SFAS No. 142, goodwill will no longer be amortised on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. Additionally, goodwill on equity method

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

investments will no longer be amortised; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Under SFAS No. 142, intangible assets with indefinite lives will not be amortised. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortised over their estimated useful lives.

      SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consumated after July 1, 2001 will not be amortised. On adoption, the Company may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. Versatel is of the opinion that the adoption of SFAS No. 142 will require the Company to recognize an impairment on goodwill. The fair value of the goodwill to be impaired and the resulting impact of the impairment on the results of operations has not yet been assessed by Versatel.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Versatel has not determined the impact that SFAS No. 143 will have on the Company’s results of operations, financial position or cash flows.

      On January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 establishes a single accounting model for long-lived assets based on the framework established in SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. In addition, SFAS No. 144 establishes criteria beyond that previously specified to determine when a long-lived asset is held for sale. Among other things, those criteria specify that (a) the asset must be available for immediate sale in its present condition and (b) the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, within one year, with certain exceptions. It requires that a long-lived asset exchanged for a similar productive long-lived asset shall continue to be classified as held and used until it is disposed of. In addition, SFAS No. 144 provides guidance on the accounting for a long-lived asset classified as held for sale if the asset is reclassified as held and used. With the adoption of SFAS 144, the Company does not expect to recognize revenue on non-monetary transactions in the future.

      SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations.

(o)  Recently Adopted Accounting Standards

      In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      In June 2000, the FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments”, an amendment of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 137 delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000 (January 1, 2001 for Versatel). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their current value. Changes in the current value of derivatives are recorded in the statement of operations as comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and the type of hedge transaction involved. The Company subsequently implemented these statements as of January 1, 2001. There was no material impact on the financial position or results of operations.

3.   Earnings Per Share

      The reconciliation of the basic weighted average outstanding shares and diluted weighted outstanding average shares of the years ended December 31, 2001, 2000 and 1999 is as follows:

	1999	2000	2001

Weighted average shares outstanding (000’s)
Basic	50,929	85,661	90,872
Dilutive potential common shares
Stock options	4,786	5,211	4,612
Warrants	4,765	2,996	953
Convertible notes	477	11,363	12,837

	60,957	105,231	109,274

      Convertible promissory notes, warrants and options were not included in the computation of diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 because their effect was antidilutive.

4.   Restricted Cash

      On December 31, 2001, Versatel does not have a restricted cash balance. Restricted cash balances of €26.0 million at December 31, 2000 included amounts restricted in connection with the payment of interest to the holders of the senior notes due May 15, 2001.

5.   Accounts Receivable

      Accounts receivable are presented net of an allowance for doubtful accounts of €14.8 million and €5.4 million at December 31, 2001 and 2000, respectively. The movement of the allowance for doubtful accounts receivable during the years ended December 31, 2001 and 2000 was as follows:

	2000	2001

Balance on January 1,	735	5,407
Provision	4,229	11,843
Acquisitions	1,269	—
Utilization of allowance	(826)	(2,432)

Balance on December 31,	5,407	14,818

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

6.   Prepaid Expenses and Other

      As of December 31, 2001, Versatel’s prepaid expenses and other balance was €26.7 million compared to a balance of €51.6 million as of December 31, 2000. The 2001 and 2000 balance consists primarily of value added tax receivables, prepaid maintenance and interest receivable.

7.   Property, Plant and Equipment

      The movement for the property, plant and equipment for the years ended December 31, 2001 and 2000 is as follows:

	2001

			Other
	Leasehold	Telecom	Tangible Fixed	Construction in
	Improvements	Equipment	Assets	Progress	Total

Book value Jan. 1, 2001	12,248	525,072	54,071	175,766	767,157
Retirements	(181)	(4,016)	(101)	—	(4,298)
Net additions/transfers	1,377	329,305	6,724	(50,110)	287,296
Depreciation	(2,569)	(92,899)	(14,791)	—	(110,259)

Book value Dec. 31, 2001	10,875	757,462	45,903	125,656	939,896

Original cost	16,650	952,011	86,338	125,656	1,180,655
Accumulated depreciation	(5,775)	(194,549)	(40,435)	—	(240,759)

Book value Dec. 31, 2001	10,875	757,462	45,903	125,656	939,896

	2000

			Other
	Leasehold	Telecom	Tangible Fixed	Construction in
	Improvements	Equipment	Assets	Progress	Total

Book value Jan. 1, 2000	4,386	151,141	77,167	81,803	314,497
Retirements	(72)	(18,665)	(10,557)	—	(29,294)
Acquisitions	1,157	37,639	10,820	—	49,616
Net additions / transfers	8,856	402,088	(7,712)	93,963	497,195
Depreciation	(2,079)	(47,131)	(15,647)	—	(64,857)

Book value Dec. 31, 2000	12,248	525,072	54,071	175,766	767,157

Original cost	15,454	626,654	74,526	175,766	892,400
Accumulated depreciation	(3,206)	(101,582)	(20,455)	—	(125,243)

Book value Dec. 31, 2000	12,248	525,072	54,071	175,766	767,157

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      Listed below are the major classes of property and equipment and their estimated useful lives in years as of December 31, 2000 and 2001:

	Useful
	Life	2000	2001

Leasehold improvements	5	15,454	16,650
Telecommunications equipment	2-20	586,707	912,064
Telecommunications equipment under a 30 years right to use agreement	30	39,947	39,947
Other	3-5	74,526	86,338

Property and equipment		716,634	1,054,999
Less: Accumulated depreciation		(125,243)	(240,759)

Property and equipment, net		591,391	814,240

      Property and equipment include assets held for sale of €59.0 million and €47.1 million as of December 31, 2001 and 2000 respectively, which are not depreciated. These assets held for sale consist of ducts on specific routes in our network that we build with the intention to sell to other carriers.

8.   Construction in Progress

      Versatel continues to build out its network in the Benelux region and secure rights-of-way. The resulting assets as of December 31, 2001, have been recorded at cost under the caption “Construction in progress.”

      During the time of the construction, interest has been capitalized at an average rate of 12.56%, (2000 — 12.56%). Capitalized interest included in construction in progress as of December 31, 2001, and December 31, 2000, respectively, amounted to €7.3 million and €8.8 million.

9.   Capital Lease Obligations

      Versatel entered into a master lease agreement with a finance company to lease certain telecommunications and electronic data processing equipment. Further Versatel entered into agreements for indefeasable rights of use (“IRU’s”) on fiber optic cable and network capacity. These IRU’s agreements are typically over a 20 year period and have no restrictions on use or no bargain purchase options at the end of the terms. A substantial portion of our IRU agreements have been pre-paid and therefore are not included as capital lease obligations. These IRU agreements are presented as telecommunications equipment. The amortization charge applicable to capital leases is included in depreciation and amortization expense.

      Commitments for minimum rentals under non-cancelable capital leases at the end of 2001 are as follows:

2002	2,851
2003	2,851
2004>	12,705

Total minimum lease payments	18,407
Less amount representing interest	(4,715)

Present value of net minimum lease payments	13,692

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      Property, plant and equipment at December 31, 2001 and 2000 include the following amounts for capitalized leases:

	2000	2001

Telecommunications equipment at book value	60,303	98,776

10. Goodwill and Finance Costs

      The movement in goodwill and finance costs is as follows:

	Goodwill	Finance Costs	Total

Book value Jan. 1, 2001	245,663	41,435	287,098
Additions	609	—	609
Dispositions	—	(1,244)	(1,244)
Amortization	(28,333)	(6,705)	(35,038)

Book value Dec. 31, 2001	217,939	33,486	251,425

Original cost	283,909	48,649	332,558
Accumulated depreciation	(65,970)	(15,163)	(81,133)

Book value Dec. 31, 2001	217,939	33,486	251,425

	Goodwill	Finance Costs	Total

Book value Jan. 1, 2000	196,973	28,255	225,228
Additions	79,004	19,499	98,503
Dispositions	(3,653)	—	(3,653)
Amortization	(26,661)	(6,319)	(32,980)

Book value Dec. 31, 2000	245,663	41,435	287,098

Original cost	283,300	49,893	333,193
Accumulated depreciation	(37,637)	(8,458)	(46,095)

Book value Dec. 31, 2000	245,663	41,435	287,098

11. Senior Debt

      On May 20, 1998 and November 17, 1998, Versatel issued two tranches of senior notes for respectively $225.0 million and $150.0 million with an interest rate of 13 1/4% due 2008, and warrants to purchase 3,000,000 (as adjusted) and 2,000,100 (as adjusted) shares respectively.

      The discount on the second tranche of senior notes (amounting to 4%) is netted against the notes and is amortized on a straight-line basis over a period equal to the senior notes. The amortization charge is treated as an interest expense in the income statement.

      On July 23, 1999, Versatel issued two tranches of senior notes for, US$180 million and €120 million, with an interest rate of 11 7/8% due 2009.

      On March 30, 2000, Versatel issued €300 million 11 1/4% senior notes due 2010.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      The discount on these senior notes is netted against the notes and will be amortized over a period equal to the senior note. The amortization charge is included in interest expenses using the effective interest rate method as interest expense in the Statement of Operations.

      On December 9, 1999, Versatel issued 4% senior convertible notes for €300 million due 2004. The convertible notes can be converted into common shares of Versatel at a conversion price of €43.40. In addition to the regular interest payments, the principal of the notes accretes at 4.5% per year. However, if the conversion right is exercised, the growth of the principal lapses. No notes were converted at year-end.

      Versatel also issued €360 million 4% senior convertible notes due 2005. The convertible notes can be converted into common shares of Versatel at a conversion price of €60.76. In addition to the normal interest, the principal of the loan accretes at 4.5% per year. However, if the conversion right is exercised, the growth of the principal lapses. No notes were converted at year-end.

      Versatel extinguished some of its long-term debt instruments and realized an extraordinary profit of €13.0 million on these transactions in 2001.

      Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the euro. Versatel has not hedged its foreign currency exposure.

      On October 12, 2001, Versatel filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission in connection with a proposed exchange offer and consent solicitation in respect of its outstanding high yield notes and convertible notes. On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of holders of its notes in respect of a revised exchange offer and consent solicitation. The committee is part of a wider group of holders of notes that collectively own approximately 74% of the initial principal amount of outstanding notes. The committee collectively holds approximately 33% of such notes.

      Upon completion of the exchange offer, Versatel believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, Versatel believes that the substantial reduction in future interest payments and principal repayments on the notes will reduce its additional funding requirements to less than €50 million. Versatel also believes that its remaining funding requirement could potentially be further reduced through a combination of creating future operating efficiencies and future capital raising activities in the equity or debt markets, including warrant and option exercises. However, if the exchange offer is unsuccessful and current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

      SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” required disclosure of fair value information about financial instruments whether or not recognized in the balance sheet. The carrying amounts reported in the consolidated balance sheets for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. As of December 31, 2001, the fair value of the Company’s borrowings under the long-term debt amounts to approximately €496.1 million.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

	2001

	Up to	More than		Cash
	5 years	5 Years	Total	Interest

Senior notes due 2008	—	403,612	403,612	13.3%
Senior notes due 2009	—	310,139	310,139	11.9%
Senior notes due 2010		296,382	296,382	11.3%
Convertible notes due 2004	329,106	—	329,106	4.0%
Convertible notes due 2005	389,636	—	389,636	4.0%

Total	718,742	1,010,133	1,728,875

	2000

	Up to	More than		Cash
	5 years	5 Years	Total	Interest

Senior notes due 2008	—	392,367	392,367	13.3%
Senior notes due 2009	—	309,793	309,793	11.9%
Senior notes due 2010	—	295,943	295,943	11.3%
Convertible notes due 2004	314,299	—	314,299	4.0%
Convertible notes due 2005	372,240	—	372,240	4.0%

Total	686,539	998,103	1,684,642

12. Accrued Liabilities

      Accrued liabilities includes the short term portion of long term liabilities and long term debt, capital expenditure accruals, compensation accruals, network cost accruals, current income tax accruals and other accruals.

13. Ordinary shares and stock split

      On April 13, 1999, a two-for-one stock split was effected, resulting in all per share and weighted average share amounts being restated to reflect this stock split.

      On July 14, 1999, a general meeting of shareholders approved an amendment to Versatel’s articles of association to provide for, among other things, a consolidation of its Class A shares and Class B shares into one single class of ordinary shares and the possible issuance of preference shares A, preference shares B and a priority share.

      The authorized share capital of Versatel was increased on December 22, 1999 to NLG 18.5 million, consisting of 175 million ordinary shares with a par value of NLG 0.05 each, 20 million preference shares A with a par value of NLG 0.05 each, 175 million preference shares B with a par value of NLG 0.05 each and one priority share with a par value of NLG 0.05.

      On March 30, 2000, Versatel sold 5,100,000 shares at €49.00 per share. The aggregate net proceeds amounted to €238.4 million after offering expenses.

      As of December 31, 2001, 91,352,247 (2000: 89,661,896) ordinary shares are issued and outstanding.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

Warrants

      As of December 31, 2001, Versatel has 53,135 warrants outstanding, giving right to purchase 708,502 ordinary shares, with a strike price of €1.16 that were issued in accordance with our first and second high yield offerings.

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

      Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant rights to subscribe for, preference shares, subject only to the prior approval of the supervisory board, until May 14, 2003.

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

      Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant rights to subscribe for, preference shares, subject only to the prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted a call option on preference shares B, which will not exceed 100% of all our other outstanding shares, to an independent foundation, Stichting Continuïteit Versatel Telecom International, established under Netherlands law.

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

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      The priority share may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. The priority share will be in registered form.

      Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant a right to subscribe for, the priority share, subject only to the prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted a call option on the priority share to an independent foundation, Stichting Prioriteit Versatel Telecom International, established under Netherlands law.

      As of the date of this annual report, the priority share is not issued or outstanding.

      Holders of fully paid-up shares are not subject to or liable for any further capital calls by the Company.

14. Employee Benefit Plans

      Versatel has established the following stock option plans: the 1997 Stock Option Plan (the “1997 Plan”), the 1998 Stock Option Plan (the “1998 Plan”), the 1999 Stock Option Plan (the “1999 Plan”), the 2000 Stock Option Plan (the “2000 Employee Plan”) and the 2001 Stock Option Plan (the “2001 Plan”).

1997 Stock Option Plan

      In December 1996, Versatel’s shareholders approved the 1997 Stock Option Plan. The 1997 Plan provides for the grant of options to certain key employees of Versatel to purchase ordinary shares of Versatel. Under the 1997 Plan, no options have been granted with an expiration date of more than five years after the granting of the option. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, 398,000 options to purchase 398,000 ordinary shares had been granted under the 1997 Plan. As of December 31, 2001, 335,500 options granted under the 1997 Plan had been exercised for a total of 335,500 shares. A further 12,500 options are still outstanding under the 1997 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

1998 Stock Option Plan

      In March 1998, Versatel’s shareholders approved the 1998 Stock Option Plan. The 1998 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, 5,000,000 options to purchase 5,000,000 ordinary shares have been granted under the 1998 Plan. As of December 31, 2001, 4,263,766 options granted under the 1998 Plan had been exercised for a total of 4,263,766 shares. A further 706,334 options are still outstanding under the 1998 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

1999 Stock Option Plan

      In January 1999, Versatel’s shareholders approved the 1999 Stock Option Plan. The 1999 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      As of December 31, 2001, 1,908,500 options to purchase 1,908,500 ordinary shares have been granted under the 1999 Plan. As of December 31, 2001, 410,493 options granted under the 1999 Plan had been exercised for a total of 410,493 shares. A further 900,475 options are still outstanding under the 1999 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

2000 Stock Option Plan

      In December 1999, Versatel’s supervisory board approved the 2000 Stock Option Plan. The 2000 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years (except for an aggregate of 100,000 options which were immediately exercisable) after the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, options to purchase 2,688,850 ordinary shares have been granted under the 2000 Plan. As of December 31, 2001, 100,000 options granted under the 2000 Plan have been exercised for a total of 100,000 shares. A further 1,306,200 options are still outstanding under the 2000 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

2001 Stock Option Plan

      In May 2001, Versatel’s supervisory board approved the 2001 Stock Option Plan. The 2001 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years after the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, options to purchase 1,055,900 ordinary shares have been granted under the 2001 Plan. As of December 31, 2001, 852,000 options are still outstanding under the 2001 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

      In October 1995, FASB Statement No. 123 “Accounting for Stock-Based Compensation” was issued. Versatel has adopted the disclosure provisions of FASB Statement No. 123, but opted to remain under the expense recognition provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” in accounting for options granted under the Stock Option Plans. Accordingly, for the years ended December 31, 1997 through December 31, 2001 no compensation expense was recognized for options granted under these schemes provided these options were not granted at a discount to market price. Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates in accordance with FASB Statement No. 123, the Company’s net income and earnings per share for 1999, 2000 and 2001 would have been reduced to the following pro forma amounts shown below:

	1999	2000	2001

Net income:
As reported	(197,930)	(421,437)	(378,561)
Pro forma	(199,139)	(433,217)	(388,821)
Net loss per share (basic and diluted):
As reported	(3.89)	(4.92)	(4.17)
Pro forma	(3.92)	(5.06)	(4.28)

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      The movement in options outstanding during the three years ended December 31, 1999, December 31, 2000 and December 31, 2001 is summarized in the following table:

	Number of	Weighted
	Shares	Average
	Subject to	Exercise
	Option	Price

Outstanding at January 1, 1999	5,398,000	0.97
Exercised during 1999	(1,940,000)	1.01
Lapsed during 1999	(161,740)	2.00
Granted during 1999	1,908,500	3.40

Outstanding at December 31, 1999	5,204,760	1.75
Exercised during 2000	(2,221,626)	1.24
Lapsed during 2000	(276,391)	3.40
Granted during 2000	2,538,850	26.77

Outstanding at December 31, 2000	5,245,593	14.06
Exercised during 2001	(948,133)	1.15
Lapsed during 2001	(1,725,851)	26.36
Granted during 2001	1,205,900	3.75

Outstanding at December 31, 2001	3,777,509	8.39

      The weighted average fair value of options granted in the year ended December 31, 2001, was estimated at €5.26 (2000: €32.60) as at the date of grant using the Black-Scholes stock option-pricing model. The following weighted average assumptions were used: dividend yield of 0.00% (2000: 0.00%) per annum, annual standard deviation (volatility) of 123% (2000: 95%), risk free interest rate of 4.90% (2000: 4.76%) and expected term of 7 years. The exercise prices for options outstanding on December 31, 2001, ranged from €0.02 to €35.00, (2000: €0.02 to €79.19) with a weighted average exercise price of € 8.39 (2000: €15.06) and a remaining weighted average contractual life of 3.98 (2000: 3.87) years.

      The following table summarizes information about the stock options outstanding December 31, 2001:

				Options Currently
	Options Outstanding			Exercisable

		Weighted Avg.
		Remaining	Weighted Avg.		Weighted Avg.
Range of Exercise Prices (€)	Number	Contract Life	Exercise Price	Number	Exercise Price

0.02 — 1.00	617,500	5.47	0.03	12,500	0.29
1.00 — 5.00	2,458,809	3.18	2.90	1,419,334	2.02
35.00	701,200	5.50	35.00	—	—

Total	3,777,509	3.98	8.39	1,431,834	2.00

15. Restructuring Expenses

      Restructuring expenses are those expenses related to the termination of employees and related compensation expense, and expenses incurred to terminate contracts for equipment and facilities that have no future economic benefit.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      During 2001, Versatel announced two restructurings to create operational synergies as a result of its increased scale of operations. In March of 2001, we announced the first restructuring plan for our operations in The Netherlands and Germany. Under the plan, we identified approximately 300 employees to be terminated. Additionally, in September 2001, we identified approximately 100 employees to be terminated in Belgium as part of the second restructuring plan.

      In total, Versatel recognized a charge of €11.2 million in 2001 to cover employee termination costs and other restructuring costs. As of December 31, 2001, €7.9 million of the €11.2 restructuring reserve has been paid in cash and a total of 413 Versatel employees have been terminated. Versatel expects to use the remaining portion of the restructuring reserve to cover employee termination costs and other restructuring costs for payments by the end of 2002.

16. Extraordinary Items

      Versatel recognized a one time gain of €13.0 million for the year ended December 31, 2001. During the year ended December 31, 2001, Versatel repurchased in the open market €22.1 million in principal amount outstanding of its long-term debt securities utilizing cash from its existing cash balances. We entered into these transactions in an effort to retire a portion of the debt securities that were trading at distressed levels.

17. Taxes

Netherlands

      In general, a Dutch holding company may benefit from the so-called “participation exemption.” The participation exemption is a facility in Dutch corporate tax laws which allows a Dutch company to exempt, from Dutch income tax, any dividend income and capital gains in relation to its participation in subsidiaries which are legal entities residing in The Netherlands or in a foreign country. Capital losses are also exempted, apart from the liquidation losses (under stringent conditions). Any costs in relation to participations, to the extent these participations do not realize Dutch taxable profit, are not deductible. These costs include costs to finance such participations.

      As of December 31, 2001, Versatel Telecom International N.V. and its Dutch Subsidiaries had generated net operating loss (“NOL”) carry forwards for income tax purposes totalling approximately €652 million. For Dutch corporate income tax purposes, NOL carry forwards may be carried forward indefinitely. The current statutory rate for The Netherlands is 35%.

Belgium

      As of December 31, 2001, Versatel Belgium had generated NOL carry forwards for income tax purposes totalling approximately €100 million. For Belgium income tax purposes NOL carry forwards may generally be carried forward indefinitely. The current statutory rate for Belgium is 40%.

Germany

      As of December 31, 2001, the German activities of Versatel had generated NOL carry forwards for income tax purposes totalling approximately €187 million. For German income tax purposes, NOL carry forwards may be carried indefinitely. The current statutory rate for Germany is 39%

      The company has recorded a valuation allowance equal to the total net deferred tax assets as of December 31, 2001 and 2000, due to the uncertainty of realization through future operations. The valuation

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized.

	2000	2001

Deferred tax assets	—	—
Operating loss carry forwards	226,128	341,929

Total deferred tax assets	226,128	341,929
Less valuation allowance	(226,128)	(341,929)

Net deferred taxes	—	—

      The difference between the income tax expense provided in the consolidated financial statements and the expected income tax benefit at statutory rates related to the Company’s corporate and foreign subsidiary operations for the years ended December 31, 2001, 2000 and 1999 is reconciled as follows:

	1999	2000	2001

Expected income tax benefit at weighted avg. statutory rate of 37%	73,309	156,058	140,241
Amortization of goodwill	—	(6,556)	(6,469)
IPO costs	6,445	—	—
Stock based compensation	—	(7,256)	(1,993)
Other	444	(2,704)	(7,713)

Valuation allowance	(79,761)	(139,542)	(124,066)

Total income tax benefit	437	—	—

18. Segmental Reporting

      Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information” has been issued and is effective for years beginning after December 15, 1997. SFAS No. 131 requires certain disclosures about business segments of an enterprise.

Revenues

      Until 1999, Versatel essentially managed its business as one segment. Versatel’s substantial growth during 2000 led us to formally manage its business by different segments according to the geographic locations of its markets: The Netherlands, Germany, and Belgium. Versatel generates revenue by providing a full range of voice, data and Internet services. Versatel has a separate management team for The Netherlands, Germany and Belgium respectively due to the distinct market dynamics of the regions in which we operate and to better serve our customers.

      In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, Versatel operates Zon, our residential Internet service provider, to participate in the growing market for consumer Internet services in The Netherlands. Zon’s financial and operating results are included in The Netherlands.

      The key operating performance measures used to evaluate the different segments are revenues and Adjusted EBITDA. The accounting policies of the business segment are the same as those described in Note 2: Significant Accounting Policies.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      In March 2000, we acquired Komtel in Germany. Komtel’s activities include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to a local content provider. As of April 1, 2001, we report these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to a local content provider. Until March 31, 2001, we accounted for these services on a gross basis and recognized as revenue all fee amounts received because we determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

      We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this document also discusses the level of gross billings for all periods presented and the cost relating to gross billings which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.

      Versatel’s revenues presented on a geographical basis is divided as follows:

	1999	2000	2001

The Netherlands	52,323	105,939	159,241
Belgium	4,417	21,634	35,050
Germany(1)	1,797	53,896	61,442

Total(2)	58,537	181,469	255,733

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the year ended December 31, 2001 amounted to €80.1 million.

(2)	Total gross billings for the year ended December 31, 2001 amounted to €274.4 million.

     Versatel has a substantial business relationship with the GAK-Group in The Netherlands. For the years ended December 31, 2001, 2000 and 1999, the GAK-Group accounted for 4.7%, 6.7% and 15.6% of Operating Revenue amounting to €12.1 million, €12.1 million and €9.1 million in the respective years.

      Further, Versatel believes the revenues per service by customer type is an important indicator of the evolution of its broadband services product portfolio. Versatel’s revenues on a service by customer type is divided as follows:

	1999	2000	2001

Business customers:
Voice	31,695	70,833	95,551
Data	14,109	25,909	45,616
Internet	4,942	26,378	38,109
Residential customers:
Voice	405	9,012	13,776
Internet	286	11,650	13,530
Carrier Services customers:
Voice(1)	5,194	18,098	16,985
Data	1,906	10,982	9,165
Other(2)	—	8,607	23,001

Total(3)	58,537	181,469	255,733

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the twelve months ended December 31, 2001 amounted to €35.6 million.

(2)	Other sales consists of asset sales of telecommunications infrastructure, see also note 19.

(3)	Total gross billings for the year ended December 31, 2001 amounted to €274.4 million.

Adjusted EBITDA

      Versatel’s Adjusted EBITDA presented on a geographical basis is divided as follows:

	1999	2000	2001

The Netherlands	(47,275)	(81,426)	(12,764)
Belgium	(9,165)	(19,183)	(24,283)
Germany	(930)	(57,847)	(27,233)

Total consolidated Adjusted EBITDA	(57,370)	(158,456)	(64,280)

Stock based compensation	(12,557)	(7,034)	(5,695)
Tax penalties	—	—	(2,978)
Restructuring expense	—	—	(11,240)

Total consolidated EBITDA	(69,927)	(165,490)	(84,193)

      Management allocates both network services and corporate overhead costs to The Netherlands because the Company’s headquarters, including the network operating center, are located at Versatel’s main office in Amsterdam, The Netherlands.

Fixed assets

      Due to the integrated nature of our activities a meaningful breakdown of the fixed assets between services per customer type is not presented here.

      Versatel’s fixed assets presented on a geographical basis is divided as follows:

	1999	2000	2001

The Netherlands	142,317	346,494	460,141
Belgium	10,968	76,634	106,918
Germany	79,409	168,263	247,181

Total	232,694	591,391	814,240

19. Non-monetary transactions

      Based on Versatel’s business plan certain assets have been categorized as assets held for sale within fixed assets. For the year ended December 31, 2001 and December 31, 2000 approximately €23.0 million and €4.8 million of Versatel’s revenues were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. The gains realized on these transactions in 2001 and 2000 amounted to €18.7 million and €4.0 million respectively. For these revenues, we applied the accounting principle for non-monetary transactions. These transactions are not reflected in the consolidated statements of cash flows. Taking the non-monetary transactions of 2001 into consideration the gross capital expenditures amounted to €274.9 million.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

20. Result from Investing Activities

      Result from investing activities decreased by €3.1 million from €3.1 million for year ended December 31, 2000, to €0.0 million for the year ended December 31, 2001. In 2001 we realized a book gain of €0.1 million on the sale of Keys-Tone in Belgium, while took an impairment on our investment in Bornet in Germany of €0.1 million. The €3.1 million loss in 2000 resulted from the application of the equity accounting method of our investment in Versapoint of €9.1 million loss whilst we realized a profit with the sale of Telebel in Germany for €4.1 million, and a profit with the sale of Speedport for €1.9 million.

21. Other assets impairments

      On 29 December 2000, Versatel made a one-time payment to NorthPoint of €7.0 million in order to purchase NorthPoint’s 50% stake in Versapoint, amongst other things. In conjunction with this transaction, Versatel has restructured the Versapoint business to facilitate integration. Accordingly, Versatel performed a strategic review of Versapoint and the pan-European and wholesale scope of the original Versapoint venture has been altered to match Versatel’s retail operations in the Benelux and Northwestern German regions. The strategic review triggered an impairment review of long-lived assets on the 50% stake already owned by Versatel. We wrote-down Versapoint’s long-lived assets based on detailed review of usable assets. Accordingly, Versatel recorded a noncash impairment charge of €12.8 million.

22. Other Expenses

      Versatel did not recognize any other income or expense during 2001. Versatel wrote down its minority interest in Internet Ventures Group B.V. and Cedron B.V. amounting to €2.3 million in 2000. An additional loss of €3.1 million of dialer equipment was recognized in 2000.

23. Rent and Operating Lease Commitments

      Future minimum commitments in connection with rent and other operating lease agreements are as follows at December 31, 2001:

2002	15,263
2003	14,366
2004	12,164
2005	9,437
2006	8,955
2007 and further	33,603

Total	93,788

      Rent and operating lease expenses amounted to approximately €2.1 million in 1999, €15.2 million in 2000 and €19.9 million in 2001. The main part of future commitments relates to the renting of Points-of-Presence for a ten-year period.

24. Commitments not reflected in the Balance Sheet

      Commitments in connection with the rollout of Versatel’s capital expenditures relating to customer connections and network build, not yet recorded on the balance sheet amount to approximately €20.2 million as of December 31, 2001.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

25. Legal Proceeding

      In October 2000 we were informed by the public prosecutor in The Netherlands of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to our initial public offering in July 1999. Although we consulted with our Dutch tax advisors and the Dutch tax authorities prior to issuing these options and we believe the tax treatment of these options was correct, we have agreed with the public prosecutor to a payment of €3.0 million, whereby all criminal charges will be dropped, without any admission of guilt by us. The Company intends to challenge the views of the Dutch tax authorities regarding the valuation of the aforementioned employee stock options. We have not made any provision for the additional potential tax exposure, which could amount to up to approximately €10.0 million. Should the Company be successful in its case with the Dutch tax authorities, we intend to attempt to reclaim all or part of the potential settlement that has been reached with the public prosecutor.

      On November 19, 2001, a class action complaint was filed in the Southern District of New York against Versatel, certain of its officers and directors and certain underwriters of the Versatel’s initial public offering alleging violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that Versatel’s prospectus was false or misleading in that it failed to disclose (i) that the underwriters allegedly were paid excessive commissions by certain customers in return for receiving shares in the initial public offering and (ii) that certain of the underwriters’ customers allegedly agreed to purchase additional shares of Versatel in the aftermarket in return for an allocation of shares in the initial public offering. Plaintiff contends that, as a result of those omissions from the prospectus, the price of Versatel’s stock was artificially inflated between July 23, 1999 and December 6, 2000 and that the defendants are liable for unspecified damages to those persons who purchased stock during that period. Hundreds of cases against numerous other issuers and their underwriters that make similar allegations involving the initial public offerings of those issuers were consolidated before a single judge on August 9, 2001 for purposes of pretrial motions and discovery only. The action against Versatel has been consolidated along with those cases. The Company intends to contest the action vigorously.

      If some of the holders of the notes that are not represented by the ad hoc committee are not satisfied with the terms of our proposed exchange offer, they may commence litigation or liquidation proceedings against us. Any such proceedings may divert management attention and could have a material adverse effect on our business and financial condition and on our restructuring.

      Versatel has filed complaints in the past with the European Commission, with OPTA and the Minister of Transport and Waterways in The Netherlands, in Belgium, with the BIPT, as part of its regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

      Versatel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

26. Subsequent Events

      Effective January 1, 2002, a legal merger took place within the Versatel group in The Netherlands, by which Versatel Telecom Netherlands B.V., Svianed B.V., 7-Klapper Beheer B.V., Vuurwerk Internet B.V. and Vuurwerk Access B.V. amalgamated into Versatel Telecom Europe B.V. Subsequently, the statutory name of Versatel Telecom Europe B.V. was changed into Versatel Nederland B.V. These changes in the corporate structure are part of a corporate clean-up within the entire Versatel group. A similar operation is currently in process within the Belgium operating companies. We further incorporated Versatel Finance B.V.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      On January 15, 2002 Versatel Deutschland Holding GmbH purchased an additional 2% interest in Komtel from Stadtwerke Flensburg GmbH, the former shareholder, increasing Versatel’s interest to 82%. An amendment to the existing share and purchase agreement was signed for this purpose. It was further agreed upon to postpone the exercise of the option for the sale of the remaining 18% shareholding (against a purchase price of €13.9 million). The option is now exercisable between July 1 and July 15 in each of 2002, 2003, 2004 or 2005. Versatel Deutschland Holding GmbH is further to ensure a minimum of 200 full time employees (as opposed to 140 employees before) to be employed in the city of Flensburg until the option is exercised. If these criteria are not met, a penalty of a maximum of €0.8 million is due to Stadtwerke Flensburg GmbH.

      On March 5, 2002, Versatel was put on the “penalty bench” (strafbankje) by Euronext Amsterdam after indicating to Euronext Amsterdam that it believed it had a negative equity position. Versatel has confirmed with Euronext Amsterdam that while the penalty bench serves as a warning sign to investors that Versatel has a negative equity position, it will not result in Versatel being “de-listed” from the Euronext Amsterdam exchange. The penalty bench will also not affect how Versatel trades or its ability to remain a listed stock on the Official Segment of Euronext Amsterdam N.V.

      On March 20, 2002, the Stichting Continuïteit Versatel Telecom International agreed with Versatel and certain noteholders that it will not exercise its call option of the preference shares B until the completion of our financial restructuring or until the termination of the lock-up agreement (other than as a result of the completion of our financial restructuring).

      On March 20, 2002, the Stichting Prioriteit Versatel Telecom International agreed with Versatel and certain noteholders that it would not exercise its call option on the priority share until the completion of our financial restructuring or until the termination of the lock-up agreement (other than as a result of the completion of our financial restructuring).

      On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of holders of its notes in respect of a revised exchange offer and consent solicitation. The committee is part of a wider group of holders of notes that collectively owns approximately 74% of the initial principal amount of outstanding notes. The committee collectively holds approximately 33% of such notes.

      Additionally, Gary Mesch, the current Supervisory Board Chairman, founder and former CEO, has announced that upon successful completion of the restructuring he will resign from the Supervisory Board.

      Daniel Hayes has resigned as Chief Information Officer.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VERSATEL TELECOM INTERNATIONAL N.V.

By:	/s/ RAJ RAITHATHA

Name: Raj Raithatha

Title:	Managing Director and

Chief Executive Officer

Date: March 29, 2002

INDEX TO EXHIBITS

Exhibit No.			Description

1	(1)	—	Articles of Association (as amended) of the Company
2.1	(2)	—	Deposit Agreement between the Company and The Bank of New York, as depositary
2.2	(3)	—	Indenture, dated May 27, 1998, between the Company and U.S. Trust Company of New York, as Trustee
2.3	(4)	—	Indenture, dated December 3, 1998, between the Company and U.S. Trust Company of New York, as Trustee
2.4	(5)	—	Indenture, dated July 28, 1998, between the Company and U.S. Trust Company of New York, as Trustee
2.5	(6)	—	Indentures, dated March 30, 2000, between the Company and The Bank of New York, as Trustee
2.6	(7)	—	Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement, dated December 17, 1999, between the Company and ING Bank N.V.
2.7	(8)	—	Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement, dated March 20, 2000, between the Company and ING Bank N.V.
7		—	Statement re ratio earnings to fixed charges.
8		—	List of Subsidiaries.
10		—	Letter regarding representations by Arthur Andersen pursuant to SEC Release 33-8070.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2000 and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-6 (File number 333-10516) initially filed with the Securities and Exchange Commission on July 13, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (File number 333-59979) initially filed with the Securities and Exchange Commission on July 27, 1998 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (File number 333-70449) initially filed with the Securities and Exchange Commission on January 12, 1999 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File number 333-81329) initially filed with the Securities and Exchange Commission on June 22, 1999 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (File number 333-43938) initially filed with the Securities and Exchange Commission on August 16, 2000 and incorporated herein by reference.

(7)	Previously filed as an exhibit to the Company’s Form 20-F, filed with the Securities and Exchange Commission on March 20, 2000 and incorporated hereby by reference.

(8)	Previously filed as an exhibit to the Company’s Form 20-F, filed with the Securities and Exchange Commission on March 30, 2001 and incorporated hereby by reference.